As filed with the Securities and Exchange Commission on August 29, 2019

Registration No. 333-232965

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ELASTIC N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 West El Camino Real, Suite 350

Mountain View, California 94040

(650) 458-2620

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shay Banon

Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, California 94040

(650) 458-2620

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner, Esq. Steven V. Bernard, Esq. Andrew D. Hoffman, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	W.H. Baird Garrett, Esq. 800 West El Camino Real, Suite 350 Mountain View, California 94040 (650) 458-2620	Reinier Kleipool De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands +31 20 577 1771

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the Merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the securities to be issued in the Merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

DATED AUGUST 29, 2019, SUBJECT TO COMPLETION

, 2019

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

EXPLANATORY NOTE

On June 5, 2019, Elastic N.V. (“Elastic”), Endgame, Inc. (“Endgame”), Avengers Acquisition Corp, a wholly owned subsidiary of Elastic (“Merger Sub”), and Shareholder Representative Services LLC, solely in its capacity as the representative, agent and attorney-in-fact of the securityholders of Endgame (the “Securityholder Representative”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Endgame (the “Merger”), with Endgame surviving the Merger as a wholly owned subsidiary of Elastic.

Pursuant to the terms of the Merger Agreement, Elastic will acquire Endgame for a total purchase price of $234 million, subject to customary adjustments, including the establishment of an indemnity escrow fund. Elastic will pay the purchase price through (i) the issuance of ordinary shares, par value €0.01 per share, of Elastic (the “Elastic Ordinary Shares”), (ii) the repayment of Endgame’s outstanding indebtedness not receiving Elastic Ordinary Shares (estimated, as of the date hereof, to be approximately $18 million), (iii) the assumption of Endgame’s outstanding options, and (iv) a cash deposit of $350,000 to fund an expense fund for the fees and expenses of the Securityholder Representative.

If the Merger is completed, Endgame securityholders will have the right to receive, in respect of their shares of Endgame Capital Stock, (i) such number of Elastic Ordinary Shares as required pursuant to the terms of the Merger Agreement and Endgame’s charter in respect of such shares of Endgame Capital Stock (except shares held by Endgame as treasury stock or dissenting shares), (ii) the par value of such Elastic Ordinary Shares which amount shall not be paid but shall be set off against the corresponding obligation to pay such par value of each Elastic Ordinary Share to Elastic, (iii) the contingent right to receive a portion of the remaining amount (if any) of the Securityholder Representative’s expense fund, which will be deposited with the Securityholder Representative, and (iv) the contingent right to receive such party’s share of any Elastic Ordinary Shares released from the escrow fund pursuant to the terms of the Merger Agreement. No fractional shares of Elastic Ordinary Shares will be issued in the Merger, and holders of Endgame Capital Stock will not receive any consideration in lieu of any such fractional shares. Each share of Elastic Ordinary Shares to be issued in the Merger will be valued at an amount equal to the volume weighted average price per share rounded to four decimal places (with amounts 0.00005 and above rounded up) of the Elastic Ordinary Shares on the New York Stock Exchange (the “NYSE”) for the 20 consecutive trading days ending with the complete trading day ending five trading days prior to the date upon which the Merger is consummated, provided that in no event shall an Elastic Ordinary Share be valued at more than $98.55 per share or less than $68.49 per share. Elastic shareholders will continue to own their existing Elastic Ordinary Shares. Elastic Ordinary Shares are currently traded on the NYSE under the symbol “ESTC.” We urge you to obtain current market quotations of Elastic Ordinary Shares.

Based on estimates as of August 21, 2019, the last practicable date prior to the record date for the extraordinary General Meeting noticed, upon the consummation of the Merger, Elastic expects to issue no more than approximately 3,200,279 Elastic Ordinary Shares and no fewer than approximately 2,224,127 Elastic Ordinary Shares to Endgame securityholders, which would result in former Endgame securityholders owning between approximately 4.0% and 2.8% of issued and outstanding Elastic Ordinary Shares upon completion of the Merger.

Elastic will hold an extraordinary General Meeting of its shareholders in connection with the proposed Merger (the “Extraordinary Meeting”).

At the Extraordinary Meeting, Elastic shareholders will be asked to consider and vote on a proposal to approve the resolution of the Board that Elastic shall (i) enter into the Merger Agreement and (ii) approve the transactions contemplated by the Merger Agreement, including the Merger and issuance of Elastic Ordinary Shares in connection with the Merger (the “Elastic Merger and Share Issuance Approval Proposal”). Approval of the Elastic Merger and Share Issuance Approval Proposal requires a majority of the votes cast where more than one-third of the issued and outstanding shares are represented.

We cannot complete the Merger unless the Elastic shareholders approve the Elastic Merger and Share Issuance Approval Proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Extraordinary Meeting in person, please vote your shares as promptly as possible by:

(1)	accessing the Internet website specified on your proxy card,

(2)	calling the toll-free number specified on your proxy card, or

(3)	marking, signing, dating and returning all proxy cards that you receive in the postage-paid envelope provided,

so that your shares may be represented and voted at the Extraordinary Meeting.

On June 4, 2019, after careful consideration, the Elastic board of directors (the “Elastic Board” or the “Board”) approved the Merger Agreement and the issuance of Elastic Ordinary Shares to Endgame securityholders in connection with the Merger (the “Elastic Share Issuance”) and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance, are advisable and fair to, and in the best interests of, Elastic and its stakeholders. The Elastic Board accordingly recommends that the Elastic shareholders vote “FOR” the Elastic Merger and Share Issuance Approval Proposal.

The obligations of Elastic and Endgame to complete the Merger are subject to the satisfaction or waiver of conditions set forth in the Merger Agreement. More information about Elastic, Endgame and the Merger is contained in the enclosed proxy statement/prospectus. ELASTIC ENCOURAGES YOU TO READ THE ENTIRE ENCLOSED PROXY STATEMENT/PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 18.

Sincerely,

Shay Banon

Executive Director, Chief Executive Officer and Chairman

Elastic N.V.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of the enclosed proxy statement/prospectus is                 , 2019, and it is first being mailed or otherwise delivered to the shareholders of Elastic on or about September 9, 2019.

ELASTIC N.V.

800 West El Camino Real, Suite 350

Mountain View, California 94040

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 4, 2019

Dear Shareholders of Elastic N.V.:

We are pleased to invite you to attend an extraordinary general meeting of shareholders of Elastic N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Elastic”), which will be held at Elastic’s offices located at Keizersgracht 281, 1016 ED Amsterdam, The Netherlands on October 4, 2019 at 5:00 p.m., Central European Summer Time (“CEST”) (the “Extraordinary Meeting”), for the following purposes:

•	Opening and announcements (discussion item);

•

to consider and vote on a proposal to approve the resolution of the Elastic Board that Elastic shall (i) enter into the Agreement and Plan of Reorganization, dated as of June 5, 2019 (the “Merger Agreement”), among Elastic, Endgame, Inc. (“Endgame”), Avengers Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Elastic, and Shareholder Representative Services LLC (the “Securityholder Representative”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Endgame (the “Merger”), with Endgame surviving the Merger as a wholly owned subsidiary of Elastic, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, and (ii) approve the transactions contemplated by the Merger Agreement, including the Merger and the issuance of Elastic Ordinary Shares, €0.01 par value per share (the “Elastic Ordinary Shares”), to the securityholders of Endgame pursuant to the Merger (the “Elastic Share Issuance” and such proposal, the “Elastic Merger and Share Issuance Approval Proposal”) (voting item); and

•	Closing of the meeting (discussion item).

Elastic will transact no other business at the Extraordinary Meeting except such business as may properly be brought before the Extraordinary Meeting or any reconvention thereof. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the Extraordinary Meeting.

The record date is set at the close of business at 5:00 PM Eastern Daylight Time (“EDT”) (11:00 PM Central European Summer Time) on September 6, 2019 (“Record Date”) and, therefore, only Elastic’s shareholders of record at the close of business on the Record Date (each, a “Registered Shareholder”) are entitled to receive this notice (this “Notice”) and to vote at the Extraordinary Meeting.

If you intend to attend the Extraordinary Meeting in person, you must notify Elastic by submitting your name and the number of registered shares to Elastic at the following e-mail address, ir@elastic.co, by 8:00 PM EDT on October 2, 2019. Please read this proxy statement/prospectus carefully to ensure that you have proper evidence of share ownership as of the Record Date, as we will not be able to accommodate guests without such evidence at the Extraordinary Meeting.

The Elastic Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance, are fair to, advisable and in the best interests of Elastic and its stakeholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that Elastic shareholders vote for the approval of the resolution of the Board that Elastic shall enter into the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance.

The Elastic Board recommends that Elastic shareholders vote “FOR” the Elastic Merger and Share Issuance Approval Proposal.

We have opted to provide our materials pursuant to the full set delivery option in connection with the Extraordinary Meeting. Under the full set delivery option, a company delivers all proxy materials to its shareholders. The approximate date on which the proxy statement/prospectus and proxy card are intended to be first sent or given to Elastic’s Shareholders (each a “Shareholder”, and collectively, the “Shareholders”) is September 9, 2019. This delivery can be by mail or, if a shareholder has previously agreed, by e-mail. In addition to delivering proxy materials to shareholders, Elastic must also post all proxy materials on a publicly-accessible website and provide information to Shareholders about how to access that website. Accordingly, you should have received our proxy materials by mail or, if you previously agreed, by e-mail. These proxy materials include this Notice of Extraordinary General Meeting of Shareholders, proxy statement/prospectus, and proxy card. These materials are available free of charge on our website at ir.elastic.co and at www.proxyvote.com.

Your vote is important regardless of the number of Elastic Ordinary Shares that you own. If you do not plan on attending the Extraordinary Meeting and if you are a Registered Shareholder, please vote via the Internet or, if you are a holder of shares in street name, please submit the voting instruction form you receive from your broker or nominee as soon as possible so your shares can be voted at the meeting. You may submit your voting instruction form by mail. If you are a Registered Shareholder, you may also vote by telephone or by submitting a proxy card by mail. If you are a Beneficial Owner, you will receive instructions from your broker or other nominee explaining how to vote your shares, and you may also have the choice of instructing the record holder as to the voting of your shares over the Internet or by telephone. Follow the instructions on the voting instruction form you receive from your broker or nominee. You do not need to affix postage to the enclosed reply envelope if you mail it within the United States. If you attend the Extraordinary Meeting, you may withdraw your proxy and vote your shares personally.

All shareholders are extended an invitation to attend the Extraordinary Meeting.

If you have any questions concerning this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your Elastic Ordinary Shares, please contact our Investor Relations department at +1 (650) 695-1055 or ir@elastic.co.

Thank you for your ongoing support of Elastic.

The Board of Directors of Elastic N.V.

FUTURE SHAREHOLDER PROPOSALS

Elastic will hold an annual general meeting of shareholders (“Annual Meeting”) in 2019 regardless of the outcome of the Extraordinary Meeting, or whether or not it has been held. The deadline has passed for submitting a proposal to be raised at the Annual Meeting. You may submit proposals, including recommendations of director candidates, for consideration at the Annual Meeting of shareholders to be held in 2020 (the “2020 AGM”), as follows:

For inclusion in Elastic’s proxy materials—Shareholders are eligible to present proper proposals for inclusion in Elastic’s proxy statement and for consideration at the 2020 AGM by submitting their proposals in writing to Elastic’s Corporate Secretary in a timely manner. Because Elastic is a Dutch public limited liability company whose shares are traded on a U.S. securities exchange, both U.S. and Dutch rules and time frames apply if shareholders wish to submit a proposal for consideration by Elastic shareholders at the 2020 AGM.

Under Dutch law and Elastic’s articles of association, if a shareholder is interested in submitting a proposed agenda item or a proposed resolution within the authority of shareholders to be presented at the 2020 AGM, the shareholder must fulfill the requirements set forth in Dutch law and Elastic’s articles of association, including satisfying both of the following criteria:

•

Elastic must receive the proposed agenda item (supported by reasons) or proposed resolution in writing (excluding e-mail and other forms of electronic communication) no later than 60 days before the date of the 2020 AGM (which date has not yet been declared by the Elastic Board); and

•	the number of shares held by the shareholder, or group of shareholders, submitting the proposed agenda item or proposed resolution must equal at least 3% of Elastic’s issued share capital.

In addition to the above requirements, shareholder proposals must be received by Elastic’s Corporate Secretary no later than May 10, 2020 and must otherwise have complied with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to be included in the proxy statement for the 2020 AGM.

To be brought at an Annual Meeting—In addition, you can find in Elastic’s articles of association an advance notice procedure for shareholders who wish to present certain matters at an Annual Meeting.

An item requested in writing by one or more shareholders and/or other persons entitled to attend the Annual Meeting solely or jointly representing at least the percentage of the issued share capital as required by law shall be included in the notice of the meeting or announced in the same manner, if Elastic has received the request, including the reasons, no later than on the day prescribed by law. However, the Elastic Board has the right not to place proposals from persons mentioned above on the agenda if the Elastic Board judges them to be evidently not in the interests of Elastic.

Complete details regarding all requirements that must be met are found in our articles of association. You can obtain a copy of the relevant articles of association provisions by writing to Elastic’s Corporate Secretary at our principal executive offices at Elastic N.V., 800 West El Camino Real, Suite 350, Mountain View, California 94040 or by accessing Elastic’s filings on the SEC’s website at www.sec.gov. All notices of proposals by shareholders, whether or not requested for inclusion in Elastic’s proxy materials, should be sent to Elastic’s Corporate Secretary at our principal executive offices.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Elastic (File No. 333-232965), constitutes a prospectus of Elastic under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Elastic Ordinary Shares to be issued to Endgame securityholders and certain of Endgame’s employees pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement for Elastic under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the Extraordinary Meeting of Elastic shareholders.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                 , 2019, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date. Neither our mailing of this proxy statement/prospectus to Elastic shareholders, nor the issuance by Elastic of Elastic Ordinary Shares in connection with the Merger, will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Elastic has been provided by Elastic, and information contained in this proxy statement/prospectus regarding Endgame has been provided by Endgame.

Elastic shareholders should not construe the contents of this proxy statement/prospectus as legal, tax or financial advice. Elastic shareholders should consult with their own legal, tax, financial or other professional advisors. All summaries of, and references to, the agreements governing the terms of the transactions described in this proxy statement/prospectus are qualified by the full copies of and complete text of such agreements in the forms attached hereto as annexes, which are available on the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) of the SEC website at www.sec.gov. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Combined Company” refers collectively to Elastic and Endgame, following completion of the Merger;

“Elastic,” “Acquiror,” “we,” “our” and “us” refers to Elastic N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, as applicable, and its subsidiaries;

“Elastic Ordinary Shares” refers to the ordinary shares of Elastic, par value €0.01 per share;

“Endgame” refers to Endgame, Inc., a Delaware corporation, and, as applicable, its subsidiaries;

“Endgame Capital Stock” refers to the Series A Preferred Stock, the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Common Stock, and any other shares of capital stock, if any, of Endgame, taken together;

“General Meeting” refers to the general meeting of shareholders of Elastic.

“Merger” refers to the merger of Merger Sub with and into Endgame, with Endgame surviving the Merger, as contemplated by the Merger Agreement;

“Merger Agreement” refers to the Agreement and Plan of Reorganization, dated June 5, 2019, among Elastic, Merger Sub, Endgame, and the Securityholder Representative; and

“Merger Sub” refers to Avengers Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Elastic.

i

QUESTIONS AND ANSWERS

The following section provides brief answers to certain questions that you may have regarding the Merger Agreement and the proposed Merger. Please note that this section does not address all issues that may be important to you as an Elastic shareholder. Accordingly, you should carefully read this entire proxy statement/prospectus, including each of the Annexes.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving these proxy materials because you were a shareholder of record or beneficial owner of Elastic N.V. (the “Company,” “Elastic,” “we,” “us” or “our”) as of the close of business at 5:00 PM Eastern Daylight Time (“EDT”) (11:00 PM Central European Summer Time) on September 6, 2019 (the “Record Date”) for an extraordinary general meeting of shareholders of Elastic to be held on October 4, 2019 (the “Extraordinary Meeting”).

Please refer to the question entitled “What is the difference between holding shares as a shareholder of record or as a beneficial owner?” below for important details regarding different forms of share ownership.

This proxy statement/prospectus contains important information about the Elastic Merger and Share Issuance Approval Proposal and the Extraordinary Meeting, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your Elastic Ordinary Shares without attending the Extraordinary Meeting. Your vote is important. We encourage you to vote as soon as possible. These proxy materials are being distributed to you on or about September 9, 2019.

Q:	Why is Elastic pursuing this acquisition? Why is it good for Elastic’s users?

A:

Joining forces with Endgame combines powerful search technology with a powerful endpoint security product. Together, we will be able to offer users an integrated product that we believe will offer endpoint security and greater visibility across their environment.

Endpoint agents provide a critical source of security data. As Elastic makes investments in security information and event management (“SIEM”) technology, a portion of the investment relates to agent-based technology. We have been working on expanding to collect additional security-oriented data, including data from hosts, in the Elastic Common Schema. Endgame’s endpoint product advances that objective. It has built-in, “raw” security data collection capabilities. With the data stored in a powerful search engine like Elasticsearch, combined with Kibana’s real-time visualization, security users gain access to an advanced level of capabilities to help protect their organizations from attacks.

Endpoint protection, detection, and response (EPP + EDR) is a natural extension of Elastic’s security and agent efforts. On top of raw security data that is the foundation of SIEM, EDR and EPP are critical to any company’s security posture.

The Elastic Stack is used for threat hunting by companies across the world, utilizing our ability to quickly search across vast amounts of data. We believe the ability to both bring another layer of data, as well as expand threat hunting to the endpoint directly, is an important value proposition of the combined products.

Endpoint agents are a natural extension of features in our product line. We have been developing agent-based technology in our Beats product for years now, with agents ranging from network packet capture, to logging, to metrics, and to security (audit). Endgame’s endpoint agents fit nicely into this paradigm of agents shipping data as part of the Elastic Stack and its architecture.

We have also started to see our Beats agents being used beyond just server-side machines, including being installed on a variety of endpoints, including workstations. Endgame’s endpoint product is purpose-built to run on a variety of endpoints, such as Windows, Mac, Linux, and Solaris devices. Using Beats, this will form a foundation to combine endpoint data into Elasticsearch.

Endgame has also developed a powerful language in EQL (Event Query Language), that can be executed on the endpoint, with its results stored in Elasticsearch.

Endgame also adds an experienced team in the security domain with over 100 technical resources and security experts that complement Elastic’s current security efforts.

Q:	Can I attend the Extraordinary Meeting?

A:

You may attend the Extraordinary Meeting if, on the Record Date, you were a shareholder of record or a beneficial owner. If you would like to attend the Extraordinary Meeting in person, you must notify Elastic by submitting your name and number of registered Elastic Ordinary Shares to Elastic’s e-mail address, ir@elastic.co, by 8:00 PM EDT on October 2, 2019. You will be asked to show photo identification and the following:

•

If you are a shareholder of record, your paper proxy card that includes your name, or admission ticket that you received with a paper proxy card or that you obtained from our shareholder voting site at www.proxyvote.com; or

•

If you are a beneficial owner, the voting instruction card you received from your broker, bank or other intermediary, or a printed statement from such organization or online access to your brokerage or other account, showing your share ownership on the Record Date.

We will not be able to accommodate guests without proper evidence of share ownership as of the Record Date at the Extraordinary Meeting, including guests of our shareholders.

The meeting will begin promptly at 5:00 p.m. CEST / 11:00 a.m. EDT, and you should leave ample time for the check-in procedures.

Q:	What percentage of Elastic Ordinary Shares will Endgame securityholders own following the Merger?

A:

Based on the estimates as of August 21, 2019, and subject to any exercise of outstanding options, Elastic estimates that, upon completion of the Merger, former Endgame securityholders will own between approximately 2.8% and 4.0% of Elastic Ordinary Shares.

Q:	Where is the Extraordinary Meeting?

A:

The Extraordinary Meeting will be held at Elastic’s offices located at Keizersgracht 281, 1016 ED Amsterdam, The Netherlands. Shareholders may request directions to the Extraordinary Meeting by contacting Investor Relations at 800 West El Camino Real, Suite 350, Mountain View, California 94040, by telephone number +1(650) 695-1055, or by e-mail, ir@elastic.co.

Q:	Who is entitled to vote at the Extraordinary Meeting?

A:

You may vote your Elastic Ordinary Shares if you owned your shares at the close of business on the Record Date. You may cast one vote for each Elastic Ordinary Share held by you as of the Record Date on all matters presented. As of August 21, 2019, the last practicable date prior to the Record Date and the mailing of this proxy statement/prospectus, we had 76,525,116 ordinary shares issued and outstanding. See the questions entitled “How can I vote my shares in person at the Extraordinary Meeting?” and “How can I vote my shares without attending the Extraordinary Meeting?” below for additional details.

Q:	What is the difference between holding shares as a shareholder of record or as a beneficial owner?

A:

You are the “shareholder of record” of any shares that are registered directly in your name with Elastic’s transfer agent, Computershare Trust Company, N.A. We have sent the proxy statement/prospectus and proxy card directly to you if you are a shareholder of record. As a shareholder of record, you may grant your voting proxy directly to Elastic or to a third party, or vote in person at the Extraordinary Meeting.

You are the “beneficial owner” of any shares (which are considered to be held in “street name”) that are held on your behalf in a brokerage account or by a bank or another intermediary that is the shareholder of record for those shares. If you are a beneficial owner, you did not receive proxy materials directly from Elastic, but your broker, bank or other intermediary forwarded you a proxy statement and voting instruction card for directing that organization how to vote your shares. You may also attend the Extraordinary Meeting, but because a beneficial owner is not a shareholder of record, you may not vote in person at the Extraordinary Meeting unless you obtain a “legal proxy” from the organization that holds your shares, giving you the right to vote the shares at the Extraordinary Meeting.

Q:	How can I vote my shares in person at the Extraordinary Meeting?

A:

You may vote shares for which you are the shareholder of record in person at the Extraordinary Meeting. You may vote shares you hold beneficially in street name in person at the Extraordinary Meeting only if you obtain a “legal proxy” from the broker, bank or other intermediary that holds your shares, giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also direct the voting of your shares as described below in the question entitled “How can I vote my shares without attending the Extraordinary Meeting?” so that your vote will be counted even if you later decide not to attend the Extraordinary Meeting.

Q:	How can I vote my shares without attending the Extraordinary Meeting?

A:	Whether you hold shares as a shareholder of record or a beneficial owner, you may direct how your shares are voted without attending the Extraordinary Meeting, by the following means:

By Internet—Shareholders of record with Internet access may direct how their shares are voted by following the “Vote by Internet” instructions on the proxy card until 11:59 p.m. EDT October 3, 2019/5:59 a.m. CEST October 4, 2019. If you are a beneficial owner of shares held in street name, please check the voting instructions in the voting instruction card provided by your broker, bank or other intermediary for Internet voting availability.

By telephone—Shareholders of record who live in the United States or Canada may submit proxies by telephone by following the “Vote by Telephone” instructions on the proxy card until 11:59 p.m. EDT October 3, 2019/5:59 a.m. CEST October 4, 2019. If you are a beneficial owner of shares held in street name, please check the voting instructions in the voting instruction card provided by your broker, bank or other intermediary for telephone voting availability.

By mail—If you elect to vote by mail, please complete, sign and date the proxy card where indicated and return it in the prepaid envelope included with the proxy card. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. If you are a beneficial owner of shares held in street name, you may vote by mail by following the instructions for voting by mail in the voting instruction card provided by your broker, bank or other intermediary.

Q:	What proposal will be voted on at the Extraordinary Meeting?

A:

At the Extraordinary Meeting, the Elastic shareholders will be asked to consider and vote on the proposal to approve the resolution of the board that Elastic shall (i) enter into the Merger Agreement and (ii) approve the transactions contemplated by the Merger Agreement, including the Merger and issuance of Elastic Ordinary Shares (the “Elastic Share Issuance”) in connection with the Merger (the “Elastic Merger and Share Issuance Approval Proposal”);

Elastic will transact no other business at the Extraordinary Meeting except such business as may properly be brought before the Extraordinary Meeting or any reconvention thereof.

Q:	How does the Elastic Board recommend that I vote?

A:

After careful consideration, the Elastic Board approved the Merger Agreement and the Elastic Share Issuance and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance, are fair to, advisable and in the best interests of Elastic and its stakeholders.

The Elastic Board recommends that Elastic shareholders vote “FOR” the Elastic Merger and Share Issuance Approval Proposal.

Q:	How many shares must be present or represented to conduct business at the Extraordinary Meeting?

A:

The shareholders of record of at least one-third of the shares entitled to vote at the Extraordinary Meeting must either (1) be present in person at the Extraordinary Meeting or (2) have properly submitted a proxy in order to constitute a quorum at the Extraordinary Meeting. Approval of the Elastic Merger and Share Issuance Approval Proposal requires a simple majority of the votes cast where more than one-third of the issued and outstanding shares are represented.

Q:	What is the voting requirement to approve the proposal?

A:

All shares entitled to vote and that are voted in person at the Extraordinary Meeting will be counted, and all Elastic Ordinary Shares represented by properly executed and unrevoked proxies received prior to the Extraordinary Meeting will be voted at the Extraordinary Meeting as indicated in such proxies. Approval of the Elastic Merger and Share Issuance Approval Proposal requires a simple majority of the votes cast where more than one-third of the issued and outstanding shares are represented.

Q:	What will happen if I fail to vote or vote to abstain from voting?

A:	If you are the shareholder of record and you fail to vote or abstain from voting, it will have no effect on the Elastic Merger and Share Issuance Approval Proposal, assuming a quorum is present.

If you are a beneficial owner and you fail to provide the organization that is the shareholder of record for your shares with voting instructions, you will not have discretion to vote for the Elastic Merger and Share Issuance Proposal. If you fail to provide voting instructions to the organization or instruct the organization to vote your shares to abstain from voting, it will have no effect on the Elastic Merger and Share Issuance Approval Proposal, assuming a quorum is present.

v

Q:	What will happen if I submit a proxy but do not specify how my shares are to be voted?

A:	If you are the shareholder of record and you submit a proxy, but you do not provide voting instructions, your shares will be voted as recommended by the Elastic Board.

If you are a beneficial owner and you do not provide the organization that is the shareholder of record for your shares with voting instructions, you will not have discretion to vote for the Elastic Merger and Share Issuance Proposal.

Q:	What is the effect of a broker non-vote?

A:

A broker non-vote occurs when a broker, bank or other intermediary that is otherwise counted as present or represented by proxy does not receive voting instructions from the beneficial owner and does not have the discretion to vote the shares. A broker non-vote will be counted for purposes of calculating whether a quorum is present at the Extraordinary Meeting but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal as to which that broker non-vote occurs. Thus, a broker non-vote will not impact our ability to obtain a quorum for the Extraordinary Meeting and will not otherwise affect the outcome of the Elastic Merger and Share Issuance Approval Proposal.

Q:	What does it mean if I receive multiple proxy cards?

A:

Your shares may be registered in more than one account, such as brokerage accounts and 401(k) accounts. It is important that you complete, sign, date and return each proxy card or voting instruction form you receive or vote using the telephone or the Internet as described in the instructions included with your proxy card(s) or voting instruction form(s).

Q:	Can I change my vote?

A:

If you are the shareholder of record, you may change your vote (1) by submitting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the voting methods described above in the question entitled “How can I vote my shares without attending the Extraordinary Meeting?,” (2) by providing a written notice of revocation to Elastic’s Corporate Secretary at Elastic N.V., 800 West El Camino Real, Suite 350, Mountain View, California 94040 prior to your shares being voted, or (3) by attending the Extraordinary Meeting and voting in person, which will supersede any proxy previously submitted by you. However, merely attending the meeting will not cause your previously granted proxy to be revoked unless you specifically request it.

If you are a beneficial owner of shares held in street name, you may generally change your vote by (1) submitting new voting instructions to your broker, bank or other intermediary or (2) if you have obtained a legal proxy from the organization that holds your shares giving you the right to vote your shares, by attending the Extraordinary Meeting and voting in person. However, please consult that organization for any specific rules it may have regarding your ability to change your voting instructions.

Q:	What should I do if I receive more than one proxy card, voting instruction card from my broker, bank or other intermediary, or set of proxy materials?

A:

You may receive more than one proxy card, voting instruction card from your broker, bank or other intermediary or set of proxy materials. For example, if you are a beneficial owner with shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card or voting instruction card that you receive, or follow the voting instructions on such proxy card or voting instruction card you receive, to ensure that all your shares are voted.

Q:	Is my vote confidential?

A:

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Elastic or to third parties, except: (1) as necessary for applicable legal requirements, (2) to allow for the tabulation and certification of the votes, and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to Elastic management.

Q:	Who is the inspector of election?

A:	The inspector of election will be Broadridge Financial Solutions, Inc.

Q:	Where can I find the voting results of the Extraordinary Meeting?

A:

We will publish final voting results in our Current Report on Form 8-K, which will be filed with the SEC and made available on its website at www.sec.gov within four business days of the Extraordinary Meeting.

Q:	What are the conditions to completion of the Merger?

A:

In addition to the approval of the Elastic Merger and Share Issuance Approval Proposal by the Elastic shareholders, completion of the Merger is subject to the satisfaction of a number of other conditions, including approval of the Merger by the stockholders of Endgame, regulatory clearance and execution and delivery of various ancillary agreements by Endgame and certain securityholders of Endgame. For additional information on the regulatory clearance required to complete the Merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 96. For additional information on the conditions to completion of the Merger, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 115.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed, Endgame securityholders and certain of its employees will not receive any consideration for their shares. Instead, Endgame and Elastic will remain independent companies. Under certain circumstances, Elastic may be required to pay Endgame a termination fee of $3.51 million in accordance with the Merger Agreement. Under other circumstances, Elastic may be required to pay Endgame an extension fee in accordance with the Merger Agreement. The termination fee and extension fee are described in more detail in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 120.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of Endgame Capital Stock?

A:

Elastic and Endgame intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of Endgame Capital Stock will not recognize any gain (except with respect to the par value of the Elastic Ordinary Shares received and such U.S. holder’s pro rata share of the expense fund) or loss for U.S. federal income tax purposes upon the exchange of shares of Endgame Capital Stock for Elastic Ordinary Shares in the Merger.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 130 for a more complete description of the material U.S. federal income tax consequences of the Merger. The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your own tax advisors as to the specific tax consequences to you of the Merger.

Q:	When do you expect the Merger to be completed?

A:

Elastic and Endgame hope to complete the Merger as soon as reasonably practicable and are working to complete the Merger in the third quarter of Elastic’s fiscal year ending April 30, 2020. However, the Merger is subject to regulatory clearances and other conditions, and it is possible that factors outside the control of both companies could result in the Merger being completed at a later time, or not at all. We cannot presently determine the length of time between the Extraordinary Meeting and the completion of the Merger.

Q:	Are there any risks in the Merger or Elastic Share Issuance that I should consider?

A:

Yes. There are risks associated with all business combinations, including the Merger and the related Elastic Share Issuance. These risks are discussed in more detail in the section entitled “Risk Factors” beginning on page 18.

Q:	Who will bear the cost of soliciting votes for the Extraordinary Meeting?

A:

Elastic will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Elastic, some of whom may be considered participants in the solicitation, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Elastic may also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the Record Date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Q:	What is householding and how does it affect me?

A:

The SEC permits companies that provide advance notice and follow certain procedures to send a single set of proxy materials to any household at which two or more shareholders of record reside, unless contrary instructions have been received. In such cases, each shareholder of record continues to receive a separate set of proxy materials. Certain brokerage firms may have instituted householding for beneficial owners. If your family has multiple accounts holding Elastic Ordinary Shares, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement. The broker will arrange for delivery of a separate copy of this proxy statement promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

Q:	Who can help answer my questions?

A:

Please contact our Investor Relations department by calling +1(650) 695-1055 or by writing to Elastic N.V., 800 West El Camino Real, Suite 350, Mountain View, California 94040, Attention: Investor Relations or e-mail ir@elastic.co. If you have questions about the Elastic Merger and Share Issuance Approval Proposal or the information contained in this proxy statement/prospectus, or desire additional copies of this proxy statement/prospectus, or if you are a shareholder of record and desire additional proxy cards, please contact our Investor Relations Department.

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus. You should carefully read this entire proxy statement/prospectus and its Annexes and the other documents referred to in this proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information about Elastic is also contained in the Annexes to this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Companies (Page 79)

Elastic N.V.

Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, California 94040

Phone: (650) 458-2620

Elastic N.V., a Dutch public company with limited liability (naamloze vennootschap), is a search company. Elastic was founded to bring the power of search to a broad range of business and consumer use cases. Elastic’s products enable our users and customers to instantly find relevant information and insights in large amounts of data. Elastic offers the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. The Elastic Stack is designed for direct use by developers to power a variety of use cases. Elastic also offers software solutions built on the Elastic Stack that address a wide variety of use cases. The Elastic Stack and Elastic’s solutions are designed to run on premises, in public or private clouds, or in hybrid environments.

Elastic’s Ordinary Shares are listed on the NYSE under the symbol “ESTC.”

Endgame, Inc.

Endgame, Inc.

3101 Wilson Boulevard, Suite 500

Arlington, Virginia 22201

Phone: (703) 650-1250

Endgame is a security company that offers an endpoint protection platform designed to empower security operators of varied skill levels to prevent, detect, and respond to advanced cyberattacks.

Merger Sub

Avengers Acquisition Corp.

800 West El Camino Real, Suite 350

Mountain View, California 94040

Phone: (650) 458-2620

Avengers Acquisition Corp., a wholly owned subsidiary of Elastic, is a Delaware corporation that was formed on June 3, 2019 for the purpose of effecting the Merger. At the effective time of the

Merger, Merger Sub will be merged with and into Endgame, with Endgame surviving as a wholly owned subsidiary of Elastic. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Merger.

The Merger and the Merger Agreement (Pages 84 and 98, respectively)

The terms and conditions of the Merger are set forth in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Elastic encourages you to read the entire Merger Agreement carefully because it is the principal legal document governing the Merger and the Elastic Share Issuance. For more information on the Merger Agreement, see “The Merger Agreement” beginning on page 98.

Structure of the Merger (Page 84)

At the effective time of the Merger, Merger Sub will merge with and into Endgame, the separate corporate existence of Merger Sub will cease, and Endgame will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Elastic.

Merger Consideration (Page 84)

In the Merger, each outstanding share of Endgame Capital Stock, subject to certain exceptions, will be converted into the right to receive (i) such number of Elastic Ordinary Shares as required pursuant to the terms of the Merger Agreement and Endgame’s charter in respect of such shares of Endgame Capital Stock, (ii) the par value of such Elastic Ordinary Shares, (iii) a portion of the Securityholder Representative’s expense fund, which will be deposited with the Securityholder Representative and (iv) the contingent right to receive such party’s share of any Elastic Ordinary Shares released from the escrow fund pursuant to the terms of the Merger Agreement. Elastic will also assume all outstanding in-the-money Endgame options and issue a number of Elastic Ordinary Shares with a value equivalent to the amount due under certain outstanding retention bonus awards and certain convertible notes of Endgame.

Elastic’s Reasons for the Merger and Elastic Share Issuance; Recommendation of the Elastic Board of Directors (Page 87)

On June 4, 2019, the Elastic Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance, are fair to, advisable and in the best interests of Elastic and its stakeholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that Elastic shareholders vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance.

The Elastic Board recommends that Elastic shareholders vote “FOR” the Elastic Merger and Share Issuance Approval Proposal.

For the factors considered by the Elastic Board in reaching its decision to approve the Merger Agreement, see “The Merger—Elastic’s Reasons for the Merger and Elastic Share Issuance; Recommendation of the Elastic Board of Directors” on page 87.

The Extraordinary Meeting; Required Vote (Page 76)

The Extraordinary Meeting will be held at Elastic’s offices located at Keizersgracht 281, 1016 ED Amsterdam, The Netherlands, on October 4, 2019, at 5:00 p.m. CEST/11:00 a.m. EDT, unless reconvened for a later date or time. At the Extraordinary Meeting, Elastic shareholders will be asked to consider and vote on the Elastic Merger and Share Issuance Approval Proposal.

You may vote at the Extraordinary Meeting if you owned Elastic Ordinary Shares at the close of business on September 6, 2019, the Record Date. As of August 21, 2019 (the last practicable date prior to the Record Date and the mailing of this proxy statement/prospectus), there were 76,525,116 shares of Elastic Ordinary Shares outstanding and entitled to vote. You may cast one vote for each ordinary share of Elastic that you owned as of the close of business on the Record Date.

As of August 21, 2019 (the last practicable date prior to the Record Date and the mailing of this proxy statement/prospectus), approximately 44.2% of the outstanding Elastic Ordinary Shares were held by Elastic’s directors and executive officers and their affiliates. We currently expect that Elastic’s directors and executive officers will vote their shares in favor of the above-listed proposals.

Completion of the Merger is conditioned on approval of the Elastic Merger and Share Issuance Approval Proposal. Approval of the Elastic Merger and Share Issuance Approval Proposal requires a simple majority of the votes cast where more than one-third of the issued and outstanding shares are represented.

Regulatory Approvals Required for the Merger (Page 96)

The Merger is subject to review, and if applicable, investigation by the Committee on Foreign Investment in the United States (“CFIUS”). The Merger is also subject to clearance by CFIUS without unresolved national security concerns with respect to the transactions contemplated by the Merger. Additionally, the Merger is subject to entry into an agreement with the Defense Counterintelligence and Security Agency (“DCSA”) in connection with the Merger and the other transactions contemplated in connection with the Merger. Elastic and Endgame have filed a joint voluntary notice to CFIUS seeking clearance of the Merger and the other transactions contemplated in connection with the Merger. Elastic and Endgame have also entered into discussions with DCSA regarding DCSA approvals. See “Regulatory Approvals Required for the Merger.”

Conditions to the Completion of the Merger (Page 115)

The completion of the Merger is subject to the satisfaction of a number of other conditions, including approval of the Merger by the shareholders of Elastic, approval of the Merger by the stockholders of Endgame, regulatory clearance and execution and delivery of various ancillary agreements by Endgame and certain securityholders of Endgame.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination of the Merger Agreement (Page 118)

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after receipt of the requisite stockholder approvals, under the following circumstances:

•	by mutual written consent of Elastic and Endgame;

•	if the Endgame stockholders fail to approve the Merger;

•	if the Elastic shareholders fail to approve the Merger;

•	if the Merger is not consummated by December 31, 2019;

•	if any Law or final and non-appealable Order shall be in effect which has the effect of making the Merger illegal or otherwise prohibits prevents consummation of the Merger;

•	in the event of a CFIUS Turndown or DCSA Turndown;

•	in the event of an Acquiror Rejected CFIUS Condition or Acquiror Rejected DCSA Condition; or

•	if the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement.

Appraisal Rights

Holders of Elastic Ordinary Shares are not entitled to appraisal rights in connection with the merger. Endgame’s stockholders are entitled to appraisal rights in connection with the merger under Delaware law.

For more information please see the section titled “Appraisal Rights” beginning on page 186.

Expenses and Termination Fees (Page 120)

Generally, each party will pay all fees and expenses incurred by it in connection with the Merger and the other transactions and agreements contemplated by the Merger Agreement. However, Elastic will be obligated to pay a termination fee of $3.51 million in cash to Endgame under certain circumstances. See “The Merger Agreement—Expenses and Termination Fees” for a more complete discussion for the circumstances under which termination fees will be required to be paid.

Support Agreements (Page 128)

Concurrently with the execution of the Merger Agreement, certain shareholders of Elastic and stockholders of Endgame entered into support agreements, pursuant to which, among other things, such holders agreed that they will vote their Elastic Ordinary Shares and shares of Endgame Capital Stock, respectively, in favor of the Merger.

Accounting Treatment of the Merger (Page 97)

Elastic prepares its financial statements in accordance with U.S. GAAP. The Merger will be accounted for in accordance with Accounting Standards Codification Topic 805, Business Combinations. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment.

Material U.S. Federal Income Tax Consequences of the Merger (Page 130)

Elastic and Endgame intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined under

“Material U.S. Federal Income Tax Consequences”) of Endgame Capital Stock will not recognize any gain (except with respect to the par value of the Elastic Ordinary Shares received and such U.S. holder’s pro rata share of the expense fund) or loss for U.S. federal income tax purposes upon the exchange of shares of Endgame Capital Stock for Elastic Ordinary Shares in the Merger.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 130 for a more complete description of the material U.S. federal income tax consequences of the Merger.

The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your own tax advisors as to the specific tax consequences to you of the Merger.

Comparison of the Rights of Holders of Elastic Ordinary Shares and Holders of Endgame Capital Stock (Page 148)

Endgame securityholders receiving the merger consideration will have different rights once they become shareholders of Elastic due to differences between the governing corporate documents of Elastic and Endgame. See “Comparison of the Rights of Holders of Elastic Ordinary Shares and Holders of Endgame Capital Stock.”

SELECTED HISTORICAL SUMMARY CONSOLIDATED FINANCIAL DATA OF ELASTIC

The following tables present selected historical consolidated summary financial data for Elastic, as of and for each of the fiscal years of Elastic ended April 30, 2019, 2018 and 2017. The historical consolidated statements of operations data set forth with respect to fiscal years ended April 30, 2019, 2018 and 2017, and the consolidated balance sheet data as of April 30, 2019 and 2018, have been derived from our audited consolidated financial statements that are included elsewhere in this proxy statement/prospectus, and have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Elastic N.V. Selected Financial Data” and “Elastic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statement of Operations:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Revenue
License – self-managed	$39,474	$25,759	$14,503
Subscription – self-managed and SaaS	208,780	123,623	65,243

Total subscription revenue	248,254	149,382	79,746
Professional services	23,399	10,553	8,431

Total revenue	271,653	159,935	88,177

Cost of revenue(1)(2)(3)
Cost of license – self-managed	387	387	55
Cost of subscription – self-managed and SaaS	53,560	27,920	13,161

Total cost of revenue – subscription	53,947	28,307	13,216
Cost of professional services	24,063	12,433	6,629

Total cost of revenue	78,010	40,740	19,845

Gross profit	193,643	119,195	68,332

Operating expenses(1)(2)(3)(4)
Research and development	101,167	55,641	32,601
Sales and marketing	147,296	82,606	56,612
General and administrative	46,536	28,942	26,291

Total operating expenses	294,999	167,189	115,504

Operating loss(1)(2)(3)(4)	(101,356)	(47,994)	(47,172)
Other income (expense), net	3,441	(1,357)	(583)

Loss before income taxes	(97,915)	(49,351)	(47,755)
Provision for income taxes	4,388	3,376	4,213

Net loss	$(102,303)	$(52,727)	$(51,968)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.86)	$(1.65)	$(1.71)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	54,893,365	32,033,792	30,359,419

(1)	Includes stock-based compensation expense as follows:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Cost of revenue
Cost of subscription – self managed and SaaS	$3,383	$699	$268
Cost of professional services	1,208	329	98
Research and development	16,100	5,045	3,302
Sales and marketing	11,996	3,560	3,420
General and administrative	7,255	3,109	11,798

Total stock-based compensation expense	$39,942	$12,742	$18,886

(2)	Includes employer payroll taxes on employee stock transactions as follows (information for years prior to fiscal year 2019 is not meaningful):

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Cost of revenue
Cost of subscription – self managed and SaaS	$28	$—	$—
Cost of professional services	10	—	—
Research and development	939	—	—
Sales and marketing	747	—	—
General and administrative	90	—	—

Total stock-based compensation expense	$1,814	$—	$—

(3)	Includes amortization of acquired intangibles as follows:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Cost of revenue
Cost of license – self-managed	$387	$387	$55
Cost of subscription – self-managed and SaaS	2,421	1,521	404
Sales and marketing	148	119	70

Total amortization of acquired intangibles	$2,956	$2,027	$529

(4)	Includes acquisition-related expenses as follows:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Research and development	$689	$655	$—
General and administrative	259	608	235

Total acquisition-related expenses	$948	$1,263	$235

Consolidated Balance Sheet Data:

	As of April 30,
	2019	2018
	(in thousands)
Cash and cash equivalents	$298,000	$50,941
Working capital	$226,061	$7,116
Total assets	$485,738	$183,013
Deferred revenue, current and non-current	$170,666	$102,561
Redeemable convertible preference shares	$—	$200,921
Accumulated deficit	$(317,077)	$(214,774)
Total shareholders’ equity (deficit)	$263,012	$(153,529)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table sets forth selected unaudited pro forma condensed combined financial information giving effect to the Merger of Elastic and Endgame. The unaudited pro forma condensed combined statement of operations has been prepared as if the Merger had been consummated on May 1, 2018, and the unaudited pro forma condensed combined balance sheet has been prepared as if the Merger had been consummated on April 30, 2019. Elastic and Endgame have different fiscal year ends, with Elastic’s fiscal year end being April 30 and Endgame’s fiscal year end being December 31. Because the year ends are in excess of 93 days different, Endgame’s financial statements are required to be adjusted to a period within 93 days of Elastic’s fiscal year end. For the purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended April 30, 2019, Endgame’s unaudited condensed consolidated statement of operations for the twelve months ended June 30, 2019 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2018 from the audited consolidated statement of operations for the fiscal year ended December 31, 2018, and by including Endgame’s historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2019. The unaudited pro forma condensed combined balance sheet as of April 30, 2019, combines the historical consolidated balance sheet of Elastic as of April 30, 2019, and historical unaudited condensed consolidated balance sheet of Endgame as of June 30, 2019.

The unaudited pro forma condensed combined statement of operations includes adjustments which are preliminary and may be revised. The final determination of the purchase price and the purchase price allocation, upon the completion of the Merger, will be based on Endgame’s net assets acquired as of that date and will depend on several factors that cannot be predicted with certainty at this time. There can be no assurance that such revisions will not result in material changes. In addition, the unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, detrimental effects, operating efficiencies or cost savings that may result from the Merger that may occur prior to, or after, completion of the Merger or any acquisition and integration costs that may be incurred. The information presented below should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information; the separate historical audited consolidated financial statements of Elastic as of and for the year ended April 30, 2019, included elsewhere in this proxy statement/prospectus; the separate historical audited consolidated financial statements of Endgame as of and for the year ended December 31, 2018, included elsewhere in this proxy statement/prospectus; and the separate historical unaudited consolidated financial statements of Endgame for the six months ended June 30, 2019, included elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information. The unaudited pro forma condensed combined financial data are not necessarily indicative of results that actually would have occurred or that may occur in the future had the Merger been completed on the dates indicated.

	Historical 12 Months Ended
	April 30, 2019 Elastic	June 30, 2019 Endgame	Pro Forma Combined
	(in thousands, except per share data)
Condensed Statement of Operations Data:
Revenues	$271,653	$22,896	$293,055
Cost of revenue	$78,010	$2,963	$86,769
Operating expenses	$294,999	$40,365	$338,855
Loss from operations	$(101,356)	$(20,432)	$(132,569)
Net loss	$(102,303)	$(21,623)	$(131,079)
Net loss per ordinary share	$(1.86)	$(1.99)	$(2.29)
Condensed Balance Sheet Data:
Cash and cash equivalents	$298,000	$1,726	$278,372
Total assets	$485,738	$10,234	$725,436
Total liabilities	$222,726	$52,231	$263,104
Total shareholders’ (deficit) equity / stockholders’ (deficit) equity	$263,012	$(141,493)	$462,332

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE FINANCIAL DATA

The following tables set forth Elastic’s and Endgame’s historical per share data for the year ended April 30, 2019 and June 30, 2019, respectively, and unaudited pro forma combined per share data for the year ended April 30, 2019. This information should be read together with the consolidated financial statements and related notes of Elastic and Endgame included elsewhere in this proxy statement/prospectus and with the unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 134 of this proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

(In thousands, except for per share data)	Year Ended April 30, 2019
Condensed Combined Statement of Operations Data:
Revenue	$293,055
Net loss	$(131,079)
Net loss per share
Basic	$(2.29)
Diluted	$(2.29)

(In thousands)	Year Ended April 30, 2019
Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$278,372
Total assets	$725,436
Long term debt	—
Total shareholders’ equity	$462,332

ELASTIC HISTORICAL DATA	Year Ended April 30, 2019
Basic net loss per share	$(1.86)
Diluted net loss per share	$(1.86)
Book value per share (at period end)	$4.79

ENDGAME HISTORICAL DATA	Twelve Months Ended June 30, 2019
Basic net loss per share	$(1.99)
Diluted net loss per share	$(1.99)
Book value per share (at period end)	$(13.00)

ELASTIC UNAUDITED PRO FORMA COMBINED DATA	Year Ended April 30, 2019
Basic net loss per share	$(2.29)
Diluted net loss per share	$(2.29)
Book value per share (at period end)	$8.08

ENDGAME UNAUDITED PRO FORMA EQUIVALENT DATA[1]	Twelve Months Ended April 30, 2019
Basic net loss per share	$(0.04)
Diluted net loss per share	$(0.04)
Book value per share (at period end)	$0.14

[1]	The pro forma equivalent per share amounts were calculated by multiplying the pro forma combined amounts by the Stock Award Exchange Ratio.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Elastic Ordinary Shares are listed on the NYSE under the symbol “ESTC”.

There is no established trading market for Endgame Capital Stock.

Elastic shareholders and Endgame securityholders are advised to obtain current market quotations for Elastic Ordinary Shares. The market price of Elastic Ordinary Shares will fluctuate between the date of this proxy statement/prospectus and the date of completion of the Merger. No assurance can be given concerning the market price of Elastic Ordinary Shares before or after the effective time of the Merger. Changes in the market price of Elastic Ordinary Shares prior to the completion of the Merger will affect the market value of the merger consideration that Endgame securityholders will receive upon completion of the Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this proxy statement/prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to Elastic’s results of operations, wherever they occur in this proxy statement/prospectus, are necessarily estimates reflecting the best judgment of the management of Elastic and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/prospectus.

The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “plan,” “expect,” “estimate” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in the section entitled “Risk Factors” beginning on page 18.

RECENT DEVELOPMENTS

On August 28, 2019, Elastic issued a press release announcing its unaudited preliminary consolidated financial results for the first quarter of fiscal 2020. The press release and the unaudited consolidated financial results were included as an exhibit to the Current Report on Form 8-K furnished by Elastic on August 28, 2019.

The following tables set forth such unaudited preliminary consolidated financial data as of and for the fiscal quarter ended July 31, 2019, together with Elastic’s unaudited consolidated financial data as of and for the fiscal quarter ended July 31, 2018. The amounts for the three months ended July 31, 2019 presented below have been prepared by, and are the responsibility of, Elastic’s management. PricewaterhouseCoopers LLP, Elastic’s independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. Elastic’s historical results are not necessarily indicative of its future results, and its unaudited preliminary consolidated financial results for the three months ended July 31, 2019 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2020 or any other period.

Elastic N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended July 31,
	2019	2018
Revenue
License – self-managed	$9,907	$7,240
Subscription – self-managed and SaaS	72,483	44,369

Total subscription revenue	82,390	51,609
Professional services	7,320	5,035

Total revenue	89,710	56,644

Cost of revenue
Cost of license – self-managed	97	97
Cost of subscription – self-managed and SaaS	17,895	10,201

Total cost of revenue – subscription	17,992	10,298
Cost of professional services	8,259	5,259

Total cost of revenue	26,251	15,557

Gross profit	63,459	41,087

Operating expenses
Research and development	35,182	18,981
Sales and marketing	52,011	30,422
General and administrative	18,568	10,099

Total operating expenses	105,761	59,502

Operating loss	(42,302)	(18,415)
Other income, net	931	596

Loss before income taxes	(41,371)	(17,819)
Provision for income taxes	398	759

Net loss	$(41,769)	$(18,578)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.56)	$(0.56)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	74,643,782	32,978,163

Elastic N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share amounts)

(Unaudited)

	July 31, 2019	April 30, 2019
Assets
Current assets:
Cash and cash equivalents	$315,152	$298,000
Restricted cash	2,261	2,280
Accounts receivable, net of allowance for doubtful accounts of $1,372 and $1,411 as of July 31, 2019 and April 30, 2019, respectively	57,372	81,274
Deferred contract acquisition costs	14,717	17,215
Prepaid expenses and other current assets	27,932	30,872

Total current assets	417,434	429,641
Property and equipment, net	6,424	5,448
Goodwill	19,770	19,846
Operating lease right-of-use assets	32,110	—
Intangible assets, net	6,061	6,723
Deferred contract acquisition costs, non-current	10,057	8,935
Deferred tax assets	1,716	1,748
Other assets	12,164	13,397

Total assets	$505,736	$485,738

Current liabilities:
Accounts payable	$6,799	$4,450
Accrued expenses and other liabilities	15,066	18,740
Accrued compensation and benefits	20,954	22,147
Operating lease liabilities	6,451	—
Deferred revenue	153,257	158,243

Total current liabilities	202,527	203,580
Deferred revenue, non-current	16,511	12,423
Operating lease liabilities, non-current	26,868	—
Other liabilities, non-current	4,780	6,723

Total liabilities	250,686	222,726
Commitments and contingencies
Shareholders’ equity:
Convertible preference shares, €0.01 par value; 165,000,000 shares authorized, 0 shares issued and outstanding as of July 31, 2019 and April 30, 2019	—	—
Ordinary shares, par value €0.01 per share: 165,000,000 shares authorized; 76,259,361 and 73,675,083 shares issued and outstanding as of July 31, 2019 and April 30, 2019, respectively	782	754
Treasury stock; 35,937 shares (repurchased at an average price of $10.30 per share)	(369)	(369)
Additional paid-in capital	614,532	581,135
Accumulated other comprehensive loss	(1,049)	(1,431)
Accumulated deficit	(358,846)	(317,077)

Total shareholders’ equity	255,050	263,012

Total liabilities, redeemable convertible preference shares and shareholders’ equity	$505,736	$485,738

Elastic N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

(Unaudited)

	Three Months Ended July 31,
	2019	2018
Cash flows from operating activities
Net loss	$(41,769)	$(18,578)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization	1,288	1,542
Amortization of deferred contract acquisition costs	6,723	4,019
Non-cash operating lease cost	1,347	—
Stock-based compensation expense	12,771	5,665
Deferred income taxes	19	868
Changes in operating assets and liabilities, net of impact of business acquisition:
Accounts receivable, net	23,528	9,148
Deferred contract acquisition costs	(5,515)	(4,519)
Prepaid expenses and other current assets	2,570	1,043
Other assets	1,055	665
Accounts payable	2,288	3,182
Accrued expenses and other liabilities	(2,866)	2,877
Accrued compensation and benefits	(1,817)	(3,154)
Operating lease liabilities	(1,283)	—
Deferred revenue	(33)	2,368

Net cash (used in) provided by operating activities	(1,694)	5,126

Cash flows from investing activities
Purchases of property and equipment	(1,585)	(336)
Business acquisitions, net of cash acquired	—	(1,986)

Net cash used in investing activities	(1,585)	(2,322)

Cash flows from financing activities
Proceeds from issuance of ordinary shares upon exercise of stock options	20,113	649
Repurchase of early exercised options	—	(500)
Repayment of notes payable	(30)	(20)

Net cash provided by financing activities	20,083	129

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	329	(1,179)

Net increase in cash, cash equivalents, and restricted cash	17,133	1,754

Cash, cash equivalents, and restricted cash, beginning of period	300,280	51,609

Cash, cash equivalents, and restricted cash, end of period	$317,413	$53,363

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 13 of this proxy statement/prospectus, Elastic shareholders should carefully consider the following risks in deciding whether to vote for the approval of the Elastic Merger and Share Issuance Approval Proposal. You should carefully read this entire proxy statement/prospectus and its Annexes.

Risks Related to the Merger

Because the value of Elastic Ordinary Shares issuable in connection with the Merger is subject to a collar, the number of Elastic Ordinary Shares to be received by Endgame securityholders in connection with the Merger cannot be determined.

Each share of Elastic Ordinary Shares to be issued in the Merger will be valued at an amount equal to the volume weighted average price per share rounded to four decimal places of the Elastic Ordinary Shares on the NYSE for the 20 consecutive trading days ending with the complete trading day ending five trading days prior to the date upon which the Merger is consummated. Notwithstanding the foregoing, in no event shall an Elastic Ordinary Share be valued at more than $98.55 per share or less than $68.49 per share. As a result of such determination and such collar, the number of Elastic Ordinary Shares received in the Merger may not reflect the value of Elastic Ordinary Shares as traded on the NYSE at the time of consummation of the Merger. Changes in the trading price of Elastic Ordinary Shares may result from a variety of factors, including, among others, general market and economic conditions, changes in Elastic’s business, operations and prospects, market assessment of the likelihood that the Merger will be completed as anticipated or at all and regulatory considerations. Many of these factors are beyond Elastic’s control. As a result of any such changes in stock price, the market value of the Elastic Ordinary Shares at the time that the Merger is completed could vary significantly from the value of such shares immediately prior to the public announcement of the Merger, on the date of this proxy statement/prospectus or on the date on which Endgame securityholders actually receive Elastic Ordinary Shares issued in connection with the Merger. Accordingly, as of the date of this proxy statement/prospectus, the exact number of Elastic Ordinary Shares issuable upon consummation of the Merger to Endgame securityholders cannot be determined.

The ability of Elastic and Endgame to complete the Merger is subject to a number of conditions, including the clearance by CFIUS and the entry into an agreement with DCSA, which may impose conditions that could have an adverse effect on Elastic or Endgame or could delay or cause us to abandon the Merger.

Completion of the Merger is subject to a number of conditions that must be fulfilled, including, among others, the conditions that (i) the Elastic Merger and Share Issuance Approval Proposal be approved by the affirmative vote of the holders of a majority of the total votes of Elastic Ordinary Shares cast in person or by proxy at the Extraordinary Meeting, where at least one-third of the issued and outstanding shares are represented, pursuant to the terms of the Merger Agreement; (ii) the adoption of the Merger Agreement and the approval of the Merger by the requisite Endgame stockholders; (iii) the clearance by CFIUS; and (iv) the entry into an agreement with DCSA. In addition, if the Merger is not completed by December 31, 2019, either Elastic or Endgame may choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after stockholder approval. In addition, Elastic or Endgame may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 115 and “The Merger Agreement—Termination of the Merger Agreement” beginning on page 118 for a fuller description of these circumstances. These conditions and circumstances may impose conditions that could have an adverse effect on Elastic or Endgame or could delay or cause us to abandon the Merger.

Any delay in completing the Merger may reduce or eliminate the expected benefits from the transaction.

The Merger is subject to a number of conditions beyond Elastic’s and Endgame’s control that may prevent, delay or otherwise materially adversely affect its completion. Elastic and Endgame cannot predict whether and when these other conditions will be satisfied. There can be no assurance that Elastic, Endgame or both parties will waive any condition to closing that is not satisfied. Furthermore, the requirements for obtaining the required clearances and approvals and the time required to satisfy any other conditions to the closing could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Elastic not to realize some or all of the benefits that it expects to achieve if the Merger is successfully completed within the currently expected timeframe. See “What are the Conditions to Completion of the Merger” beginning on page vii.

Failure to complete the Merger could negatively impact the future business and financial results of Elastic and Endgame and the stock price of Elastic.

If the Merger is not completed, the ongoing businesses of Elastic or Endgame may be adversely affected and Elastic and Endgame will be subject to several risks, including the following:

•	Elastic, being required, under certain circumstances, to pay a termination fee of $3.51 million to Endgame (see “The Merger Agreement–Expenses and Termination Fees” beginning on page 120);

•

each of Elastic and Endgame having to pay certain costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees without receiving the anticipated benefits of the Merger;

•

under the Merger Agreement, each of Elastic and Endgame being subject to certain restrictions on or other obligations with respect to the conduct of its business prior to consummation of the Merger or termination of the Merger Agreement, which may adversely affect its ability to execute certain business strategies; and

•

the focus of management of each company on the Merger prior to consummation of the Merger or termination of the Merger Agreement instead of on pursuing other opportunities that may be beneficial to each company.

In addition, if the Merger is not completed, Elastic and/or Endgame may experience negative reactions from the financial markets and from their respective customers and employees. Elastic and/or Endgame could also be subject to litigation related to any failure to complete the Merger or to enforcement proceedings commenced against Elastic or Endgame to perform their respective obligations under the Merger Agreement. If the Merger is not completed, Elastic and Endgame cannot assure their respective stockholders that these risks will not materialize or will not materially affect the business and financial results of Elastic and Endgame or the trading price of Elastic Ordinary Shares.

The Merger will involve substantial costs.

Elastic and Endgame have incurred and expect to continue to incur substantial costs and expenses relating directly to the Merger and the Elastic Share Issuance, including but not limited to professional fees and expenses, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. If the Merger is not completed, Elastic and Endgame will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

The pendency of the Merger and related uncertainty could adversely affect the relationships of Elastic and Endgame with employees, customers, commercial partners, financing parties and other third parties.

Uncertainty about the effect of the Merger on employees, customers, commercial partners and other third parties may have an adverse effect on Elastic and Endgame. These uncertainties may cause customers, suppliers, commercial partners, financing parties and others that deal with Elastic or Endgame to seek to change, delay or defer decisions with respect to existing or future business relationships. Retention, hiring and motivation of certain current and prospective employees by Elastic or Endgame may be challenging while the Merger is pending, as they may experience uncertainty about their future roles with Elastic or Endgame. If key employees, customers, commercial partners, financing parties and other third parties terminate or change, or seek to terminate or change, their existing relationships with Elastic or Endgame, Elastic’s business or Endgame’s business, and the Combined Company’s business as a result, could be harmed.

The consummation of the Merger may permit counterparties to other agreements with Endgame to terminate those agreements.

Endgame is party to certain agreements that give the counterparties to such agreements, including investors and commercial partners, certain rights, including notice, consent and other rights in connection with “change of control” transactions or otherwise, that may give rise to a default by Endgame under the agreements or may give rise to other rights of the counterparty, such as the right to terminate the agreement. Under certain of these agreements, the Merger may constitute a “change of control” or otherwise give rise to consent, termination rights or other rights, which the counterparties may assert. If the counterparties do claim a default of the agreements by Endgame, terminate the agreements, or assert other rights in connection with the Merger, such actions may adversely affect business and operations of Elastic and the value of Elastic Ordinary Shares following the Merger.

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, Endgame is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Endgame and its stockholders.

Until the Merger is completed, the Merger Agreement restricts Endgame from taking specified actions without the consent of the other party, and requires Endgame to operate in the ordinary course of business consistent with past practices. Endgame is subject to a number of customary interim operating covenants relating to, among other things, its capital expenditures, incurrence of indebtedness, entry into or amendment of certain types of agreements, equity grants and changes in employee compensation. These restrictions may prevent Endgame from engaging in activities that would otherwise benefit its businesses or pursuing attractive business opportunities that may arise prior to the completion of the Merger. See “The Merger Agreement—Conduct of Business” beginning on page 109 for a description of the restrictive covenants applicable to Endgame.

Sales of substantial amounts of Elastic shares in the open market by former Endgame securityholders could depress its stock price.

Elastic Ordinary Shares that are issued to Endgame securityholders, including those shares issued upon the exercise of outstanding stock options, will be freely tradable without restrictions or further registration under the Securities Act. If the Merger is completed and if former Endgame securityholders sell substantial amounts of Elastic Ordinary Shares in the public market following consummation of the Merger, the market price of Elastic Ordinary Shares may decrease, and this may be accentuated by the relatively small public float of Elastic Ordinary Shares on the NYSE.

Risks Related to the Business of the Combined Company Following the Merger

Following the Merger, the Combined Company may be unable to integrate successfully the businesses and products of Elastic and Endgame and realize the anticipated benefits of the Merger or those benefits may take longer to realize than expected.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the Combined Company will be required to devote significant management attention and resources to integrating its business practices and operations. The Combined Company may fail to realize some or all of the anticipated benefits of the Merger or may not realize within the anticipated time frame if the integration process takes longer than expected or is costlier than expected. Potential difficulties the Combined Company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses and product offerings of Elastic and Endgame in a manner that permits the Combined Company to achieve the synergies anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the Combined Company;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

In addition, Elastic and Endgame have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, suppliers and employees or our ability to achieve the anticipated benefits of the Merger, or could reduce the earnings or otherwise adversely affect the business and financial results of the Combined Company.

Activities undertaken during the pendency of the Merger to complete the Merger and the other transactions contemplated by the Merger Agreement may divert management attention and resources.

If the efforts and actions required of Elastic and Endgame in order to consummate the Merger and the other transactions contemplated by the Merger Agreement are more difficult, costly or time consuming than expected, such efforts and actions could result in the diversion of each company’s management’s attention and resources or the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect their business and financial results.

Current Endgame securityholders will have a substantially reduced ownership and voting interest in the Combined Company after the Merger and, as a result, would not be expected to exercise significant influence over the Combined Company’s management.

Current Elastic shareholders have the right to vote in the election of the Elastic Board and other matters affecting Elastic. Current Endgame stockholders have the right to vote in the election of the board of directors of Endgame (“Endgame Board”) and on other matters affecting Endgame. Based on estimates as of August 21, 2019, after the Merger is completed, it is expected that current Elastic shareholders will own between approximately 96.0% and 97.2% of the Elastic Ordinary Shares and current Endgame securityholders will own between approximately 2.8% and 4.0% of the outstanding Elastic Ordinary Shares.

As a result of the Merger, current Endgame securityholders would not be expected to exercise significant influence on the Combined Company’s management and policies as compared to the influence that they now have on the management and policies of Endgame.

The unaudited pro forma condensed combined financial data for Elastic included in this proxy statement/prospectus are preliminary, and Elastic’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Elastic included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of what Elastic’s actual financial position or operations would have been had the Merger been completed at the times assumed for purposes of preparing such unaudited pro forma financial data. Elastic’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Endgame identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Endgame as of the date of the completion of the Merger. Further, the Combined Company expects to recognize a significant amount of additional goodwill in the Merger. The goodwill will be subject to annual impairment assessments and a material charge may be necessary if the results of operations and cash flows are unable to support the goodwill subsequent to the Merger. For more information see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 134.

The Combined Company’s future results will suffer if it does not effectively manage its expanded operations following the Merger.

Following the Merger, the size and scope of operations of the business of the Combined Company will increase beyond the current size and scope of operations of either Elastic’s or Endgame’s current businesses. In addition, Elastic may continue to expand its size and operations through additional acquisitions or other strategic transactions. Elastic’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Elastic will be successful or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the Merger or anticipated from any additional acquisitions or strategic transactions that Elastic may undertake in the future.

Elastic is expected to incur expenses related to the integration of Elastic and Endgame.

Elastic is expected to incur certain expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of Endgame with those of Elastic. There are a number of systems that must be integrated, including management information, purchasing, administrative, accounting and finance, sales, marketing, billing, payroll and benefits, installation, engineering, infrastructure and regulatory compliance, among others. While Elastic has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately at the present time. These integration expenses likely will result in Elastic taking significant charges against earnings following the completion of the Merger, but the amount and timing of such charges are uncertain at present, and if such charges are greater than expected, they could offset the cost synergies that Elastic expects to achieve from the Merger.

The trading price of Elastic Ordinary Shares is likely to continue to be volatile.

The trading price of Elastic Ordinary Shares has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, many of which are beyond Elastic’s control. Elastic Ordinary Shares have experienced an intra-day trading high of $104.10 per share and a low of $58.55 per share since Elastic’s IPO, and this volatility may be accentuated by the relatively small public float of Elastic Ordinary Shares on the NYSE. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including Elastic’s, regardless of actual operating performance.

The Elastic Ordinary Shares to be received by Endgame stockholders as a result of the Merger will have different rights from the shares of Endgame Capital Stock currently held by Endgame stockholders.

Upon completion of the Merger, Endgame stockholders will become Elastic shareholders and their rights as shareholders will be governed by Elastic’s articles of association. The rights associated with Elastic Ordinary Shares are different from the rights associated with Endgame Capital Stock, and afford former holders of Endgame preferred stock, who will receive Elastic Ordinary Shares upon the completion of the Merger, significantly fewer rights, preferences and privileges than they were afforded under Endgame’s charter documents. See “Comparison of the Rights of Holders of Elastic Ordinary Shares and Holders of Endgame Capital Stock” beginning on page 148 for a discussion of the different rights associated with Elastic Ordinary Shares.

Risks Related to Elastic’s Business and Industry

Our business and operations have experienced rapid growth, and if we do not appropriately manage future growth, if any, or are unable to improve our systems and processes, our business, financial condition, results of operations, and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our offerings. Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year. For example, our total number of customers has grown from over 2,800 as of April 30, 2017 to over 5,000 as of April 30, 2018 and to over 8,100 as of April 30, 2019. The growth and expansion of our business and offerings places a continuous significant strain on our management, operational, and financial resources. In addition, as customers adopt our technology for an increasing number of use cases, we have had to support more complex commercial relationships. We must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner to manage our growth to date and any future growth effectively.

We may not be able to sustain the diversity and pace of improvements to our offerings successfully or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent losses.

As we expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. Failure to manage any future growth effectively could result in increased costs, negatively affect our customers’ satisfaction with our offerings, and harm our results of operations.

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

We have incurred losses in each year since our incorporation. We incurred a net loss of $102.3 million, $52.7 million and $52.0 million in the years ended April 30, 2019, 2018 and 2017, respectively. As a result, we had an accumulated deficit of $317.1 million as of April 30, 2019. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our offerings, broaden our customer base, expand our sales and marketing activities, expand our operations, hire additional employees, and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our offerings or increasing competition. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or positive cash flow at all or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.

We may not be able to compete successfully against current and future competitors.

The market for our products is highly competitive, quickly evolving, and subject to rapid changes in technology. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•	product capabilities, including speed, scale, and relevance, with which to power search experiences;

•	an extensible product “stack” that enables developers to build a wide variety of solutions;

•	powerful and flexible technology that can manage a broad variety and large volume of data;

•	ease of deployment and ease of use;

•	ability to address a variety of evolving customer needs and use cases;

•	strength of sales and marketing efforts;

•	flexible deployment model across on-premises, cloud, or hybrid environments;

•	productized solutions engineered to be rapidly adopted to address specific applications;

•	mindshare with developers and IT executives;

•	adoption of products by many types of users (developers, architects, DevOps personnel, IT professionals, security analysts, and departmental and organizational leaders);

•	enterprise-grade technology that is secure and reliable;

•	size of customer base and level of user adoption;

•	quality of training, consulting, and customer support;

•	brand awareness and reputation; and

•	low total cost of ownership.

We face competition from both established and emerging competitors. Our current primary competitors generally fall into the following categories:

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For our app search, site search, and enterprise search solutions: incumbent offerings such as Solr (open source offering), search tools including Google Custom Search Engine (an advertisement-based site search tool with limited user controls), Google Site Search and Google Search Appliance (both of which Google has declared to be end-of-life and stopped selling), and enterprise search tools including Endeca (acquired by Oracle), FAST (acquired by Microsoft), and Autonomy (acquired by HP and now offered by Micro Focus).

•	For our logging and security analytics solutions: point solutions including Splunk and ArcSight SIEM (offered by Micro Focus).

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For our metrics, APM and business analytics solutions: software vendors with specific solutions to analyze metrics, typically with Internet of Things, or IoT, data, APM data, and business analytics data.

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Certain cloud infrastructure providers, including Amazon Web Services, that offer SaaS products based on Elastic’s open source components. These offerings are not supported by Elastic and come without any of Elastic’s proprietary features, whether free or paid.

Some of our current and potential competitors have longer operating histories, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies which may allow them to build larger customer bases than we have. New start-up companies that innovate and large competitors that are making significant investments in research and development may develop similar offerings that compete with our offerings or that achieve greater market acceptance than our offerings. This could attract customers away from our offerings and reduce our market share. If we are unable to anticipate or react to these competitive challenges, our competitive position would weaken, which would adversely affect our business and results of operations.

Our limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2012. Our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this proxy statement/prospectus. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ordinary shares could decline.

Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

If we are not able to keep pace with technological and competitive developments, our business will be harmed.

The market for search technologies is subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. Our success depends upon our ability to enhance existing products, expand the use cases of our products, respond to changing customer needs, requirements and preferences, and develop and introduce in a timely manner new offerings that keep pace with technological and competitive developments. We have in the past experienced delays in releasing new products, deployment options and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead.

Additionally, the success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, the availability of software components for new products, the effective management of development and other spending in connection with anticipated demand for new products, the availability of newly developed products, and the risk that new products may have bugs, errors, or other defects or deficiencies in the early stages of introduction. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and may have similar experiences in the future. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products, which is typically driven by our developer community and may be outside of our control. We also have invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers. Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

The markets for some of our products are new, unproven and evolving, and our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving markets.

The markets for certain of our products, such as our security analytics and APM solutions, are relatively new, rapidly evolving and unproven. Accordingly, it is difficult to predict customer adoption and renewals for these products, customers’ demand for these products, the size, growth rate, expansion, and longevity of these markets, the entry of competitive products, or the success of existing competitive products. Our ability to penetrate these new and evolving markets depends on a number of factors, including the cost, performance, and perceived value associated with our products. If these markets do not continue to grow as expected, or if we are unable to anticipate or react to changes in these markets, our competitive position would weaken, which would adversely affect our business and results of operations.

Our operating results are likely to fluctuate from quarter to quarter, which could adversely affect the trading price of our ordinary shares.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue, have fluctuated from quarter-to-quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract and retain new customers;

•	the loss of existing customers;

•	customer renewal rates;

•	our ability to successfully expand our business in the U.S. and internationally;

•	our ability to foster an ecosystem of developers and users to expand the use cases of our products;

•	our ability to gain new partners and retain existing partners;

•	fluctuations in the growth rate of the overall market that our products address;

•	fluctuations in the mix of our revenue, which may impact our gross margins and operating income;

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the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in sales and marketing, research and development and general and administrative resources;

•	network outages or performance degradation of Elastic Cloud;

•	actual or perceived breaches of, or failures relating to, security, privacy, or data protection;

•	general economic, industry and market conditions;

•	increases or decreases in the number of elements of our subscriptions or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	the budgeting cycles and purchasing practices of customers;

•	decisions by potential customers to purchase alternative solutions;

•	decisions by potential customers to develop in-house solutions as alternatives to our products;

•	insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our offerings;

•	our ability to collect timely on invoices or receivables;

•	delays in our ability to fulfill our customers’ orders;

•	the cost and potential outcomes of future litigation or other disputes;

•	future accounting pronouncements or changes in our accounting policies;

•	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

•	fluctuations in stock-based compensation expense;

•	fluctuations in foreign currency exchange rates;

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the timing and success of new offerings introduced by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

•	other risk factors described in this proxy statement/prospectus.

The impact of one or more of the foregoing or other factors may cause our operating results to vary significantly. Such fluctuations could cause us to fail to meet the expectations of investors or securities analysts, which could cause the trading price of our ordinary shares to fall substantially, and we could face costly lawsuits, including securities class action suits.

If we are unable to increase sales of our subscriptions to new customers, sell additional subscriptions to our existing customers, or expand the value of our existing customers’ subscriptions, our future revenue and results of operations will be harmed.

We offer certain features of our products as open source software with no payment required, and also offer some of our proprietary features with no payment required. Customers purchase subscriptions in order to gain access to additional functionality and support. Our future success depends on our ability to sell our subscriptions to new customers and to expand the deployment of our offerings with existing customers by selling paid subscriptions to our existing users and expanding the value and number of existing customers’ subscriptions. Our ability to sell new subscriptions depends on a number of factors, including the prices of our offerings, the prices of products offered by our competitors, and the budgets of our customers. In addition, a significant aspect of our sales and marketing focus is to expand deployments within existing customers. The rate at which our customers purchase additional subscriptions and expand the value of existing subscriptions depends on a number of factors, including customers’ level of satisfaction with our offerings, the nature and size of the deployments, the desire to address additional use cases, and the perceived need for additional features, as well as general economic conditions. We rely in large part on our customers to identify new use cases for our products in order to expand such deployments and grow our business. If our customers do not recognize the potential of our offerings, our business would be materially and adversely affected. If our efforts to sell subscriptions to new customers and to expand deployments at existing customers are not successful, our total revenue and revenue growth rate may decline and our business will suffer.

If our existing customers do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscriptions. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Our subscriptions for self-managed deployments typically range from one to three years, while many of our Elastic Cloud customers purchase subscriptions either on a month-to-month basis or on a committed contract of at least one year in duration.

Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, our products’ ability to integrate with new and changing technologies, the frequency and severity of product outages, our product uptime or latency, and the pricing of our, or competing, products. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. We may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline and our Net Expansion Rate may decline.

Because of the rights accorded to third parties under open source software licenses, there are limited technological barriers to entry into the markets in which we compete and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

Anyone may obtain access to the source code for our open source features and then redistribute it (either in a modified or unmodified form) and use it to compete in our markets. Additionally, we make the source code of our proprietary features for the Elastic Stack available, which may enable others to compete more effectively. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies, due to the permissions allowed under open source licensing. It is possible for competitors to develop their own software, including software based on our products, potentially reducing the demand for our products and putting pricing pressure on our subscriptions. For example, Amazon offers some of our open source features as part of its Amazon Web Services offering. As such, Amazon competes with us for potential customers, and while Amazon cannot provide our proprietary software, the pricing of Amazon’s offerings may limit our ability to adjust the price of our products. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could harm our business, financial condition, results of operations and cash flows.

If we do not effectively expand and train our sales force, we may be unable to add new customers, increase sales to existing customers or expand the value of our existing customers’ subscriptions and our business will be adversely affected.

We depend on our sales force to obtain new customers and to drive additional sales to existing customers by selling them new subscriptions and expanding the value of their existing subscriptions. We believe that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscriptions, and our business model, and Endgame’s existing sales force is small and our existing salesforce will have no experience selling Endgame’s endpoint security products. If we are unable to hire and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Our ability to increase sales of our offerings is highly dependent on the quality of our customer support, and our failure to offer high quality support would have an adverse effect on our business, reputation and results of operations.

After our products are deployed within our customers’ IT environments, our customers depend on our technical support services to resolve issues relating to our products. If we do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support and education on our products, our ability to sell additional subscriptions to existing customers or expand the value of existing customers’ subscriptions would be adversely affected and our reputation with potential customers could be damaged. Many larger enterprise and government entity customers have more complex IT environments and require higher levels of support than smaller customers. If we fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales with them.

Additionally, it can take several months to recruit, hire, and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with demand, particularly if the sales of our offerings exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our offerings, will be adversely affected. Our failure to provide and maintain high-quality support services would have an adverse effect on our business, financial condition, and results of operations.

We rely significantly on revenue from subscriptions and, because we recognize a significant portion of the revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for the substantial majority of our revenue, comprising 91%, 93% and 90% of total revenue in the years ended April 30, 2019, 2018 and 2017, respectively. We recognize a significant portion of our subscription revenue monthly over the term of the relevant time period. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscriptions in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter and will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods.

A real or perceived defect, security vulnerability, error, or performance failure in our software could cause us to lose revenue, damage our reputation, and expose us to liability.

Our products are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors or performance failures could cause damage to our reputation, loss of customers or revenue, product returns, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our products, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

Any limitation of liability provisions that may be contained in our customer and partner agreements may not be effective as a result of existing or future applicable law or unfavorable judicial decisions. The sale and support of our products entail the risk of liability claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.

Incorrect implementation or use of, or our customers’ failure to update, our software could result in customer dissatisfaction and negatively affect our business, operations, financial results, and growth prospects.

Our products are often operated in large scale, complex IT environments. Our customers and some partners require training and experience in the proper use of and the benefits that can be derived from our products to maximize their potential. If our customers do not implement, update or use our products correctly or as intended, inadequate performance and/or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation, use of, or our customers’ failure to update, our software or our failure to train customers on how to use our software productively may result in customer dissatisfaction, negative publicity and may adversely affect our reputation and brand. Failure by us to effectively provide training and implementation services to our customers could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, and adversely affect our business and growth prospects.

If third parties offer inadequate or defective implementations of our open source software, our reputation could be harmed.

Certain cloud infrastructure providers, including Amazon Web Services, provide SaaS offerings based on open source components of the Elastic Stack, using the names of those open source components in marketing such offerings. These offerings are not supported by us and come without any of our proprietary features. We do not control how these third parties may use or offer our open source technology. These third parties could inadequately or incorrectly implement our open source technology, or fail to update such technology in light of changing technological or security requirements, which could result in real or perceived defects, security vulnerabilities, errors, or performance failures with respect to their open source offerings. Users, customers, and potential customers could confuse these third party products with our own products, and attribute such defects, security vulnerabilities, errors, or performance failures to our products. Any damage to our reputation and brand from defective implementations of our open source software could result in lost sales and lack of market acceptance of our products and could adversely affect our business and growth prospects.

We rely on traditional web search engines to direct traffic to our website. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on traditional web search engines, such as Google. The number of users we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. Any reduction in the number of users directed to our website could reduce our revenue or require us to increase our customer acquisition expenditures.

If our security measures are breached or unauthorized access to private or proprietary data is otherwise obtained, our software may be perceived as not being secure, customers may reduce the use of or stop using our products, and we may incur significant liabilities.

Any security breach, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our reputation, litigation, regulatory investigations or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error, defect or bug in our products, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our confidential information or personal information or the confidential information or personal information of our customers, our reputation may be damaged, our business may suffer and we could incur significant liability. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach.

In addition, many of our customers may use our software for processing their sensitive and proprietary information, including business strategies, financial and operational data, personal or identifying information and other related data. As a result, unauthorized access or use of this data could result in the loss, compromise, corruption or destruction of our customers’ sensitive and proprietary information and lead to litigation, regulatory investigations and claims, indemnity obligations, and other liabilities. We have implemented administrative, technical and physical measures designed to protect the integrity of customer information and prevent data loss, misappropriation and other security breaches and incidents and may incur significant costs in connection with the implementation of additional preventative measures in the future.

We engage third-party vendors and service providers to store and otherwise process some of our and our customers’ data, including sensitive and personal information. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, disclosure, loss or destruction of our and our customers’ data, including sensitive and personal information.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative measures.

Further, we cannot assure that any limitations of liability provisions in our customer and user agreements, contracts with third-party vendors and service providers or other contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

We rely on third-party cloud platforms to host our cloud offerings. If we experience an interruption in service for any reason, our cloud offerings would similarly be interrupted. An interruption in our services to our customers could cause our customers’ internal and consumer-facing applications to not function properly, which could have a material adverse effect on our business, results of operations, customer relationships and reputation.

In addition, our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions, capacity constraints, technical failures, natural disasters or fraud or security attacks. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our products or order subscriptions or services within a reasonable amount of time or at all, our business could be harmed. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for our products. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

We also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained and implemented, any of which could harm our business and results of operations.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition, and results of operations. Although we have entered into employment offer letters with our key personnel, their employment is for no specific duration and constitutes at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products.

Our future performance also depends on the continued services and continuing contributions of our senior management, particularly our Chief Executive Officer and Chairman, Shay Banon, to execute on our business plan and to identify and pursue new opportunities and product innovations. We do not maintain key person life insurance policies on any of our employees. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and results of operations.

Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting,

integrating, or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

If we are not able to maintain and enhance our brand, especially among developers, our business and operating results may be adversely affected.

We believe that developing and maintaining widespread awareness of our brand, especially with developers, is critical to achieving widespread acceptance of our software and attracting new users and customers. Brand promotion activities may not generate user or customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. For instance, our continued focus and investment in Elastic{ON} and similar investments in our brand, user engagement, and customer engagement may not generate a sufficient financial return. If we fail to successfully promote and maintain our brand, we may fail to attract or retain users and customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our products.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and entrepreneurial spirit we have worked to foster, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. Moreover, many of our existing employees may be able to receive significant proceeds from sales of our ordinary shares in the public markets, which could lead to employee attrition and disparities of wealth among our employees that adversely affects relations among employees and our culture in general. Our substantial anticipated headcount growth and our continued transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

We rely on channel partners to execute a portion of our sales; if our channel partners fail to perform, our ability to sell our solution will be more limited, and our results of operations could be harmed.

A portion of our revenue is generated by sales through our channel partners, especially to U.S. federal government customers and in certain international markets. We provide certain of our channel partners with specific training and programs to assist them in selling our offerings, but there can be no assurance that these steps will be effective. In addition, our channel partners may be unsuccessful in marketing and selling our offerings. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our offerings to customers.

Some of these partners may also market, sell, and support offerings that are competitive with ours, may devote more resources to the marketing, sales, and support of such competitive offerings, may have incentives to promote our competitors’ offerings to the detriment of our own or may cease selling our offerings altogether. Our agreements with our channel partners typically have a duration of one to three years, and generally may be terminated for any reason by either party with advance notice prior to each renewal date. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from any of them could harm our results of operations. In addition, many of our new channel partners require extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresents the functionality of our offerings to customers or violates laws or our or their corporate policies. If our channel partners are unsuccessful in fulfilling the orders for our offerings, or if we are unable to enter into arrangements with and retain high quality channel partners, our ability to sell our offerings and results of operations could be harmed.

If we are unable to maintain successful relationships with our partners, our business operations, financial results and growth prospects could be adversely affected.

We maintain partnership relationships with a variety of partners, including cloud providers, systems integrators, channel partners, referral partners, OEM and MSP partners, and technology partners, to jointly deliver offerings to our end customers and complement our broad community of users. In particular, we work with systems integrators and referral partners to market and sell our subscriptions.

Our agreements with our partners are generally non-exclusive, meaning our partners may offer customers the offerings of several different companies, including offerings that compete with ours, or may themselves be or become competitors. If our partners do not effectively market and sell our offerings, choose to use greater efforts to market and sell their own offerings or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our offerings may be harmed. Our partners may cease marketing our offerings with limited or no notice and with little or no penalty. The loss of a substantial number of our partners, our possible inability to replace them, or the failure to recruit additional partners could harm our results of operations.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our partners and in helping our partners enhance their ability to market and sell our subscriptions. If we are unable to maintain our relationships with these partners, our business, results of operations, financial condition or cash flows could be harmed.

The sales prices of our offerings may decrease, which may reduce our gross profits and adversely affect our financial results.

The sales prices for our offerings may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new offerings, or promotional programs. For example, during the year ended April 30, 2019, we reduced prices for some of our Elastic Cloud offerings in conjunction with launching new offerings. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that customers and channel partners are willing to pay in those countries and regions. Any decrease in the sales prices for our offerings, without a corresponding decrease in costs or increase in volume, would adversely impact our gross profit. Gross profit could also be adversely impacted by a shift in mix of our subscriptions from self-managed to our cloud offering, which has a lower gross margin, as well as any increase in our mix of professional services relative to subscriptions. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

We expect our revenue mix to vary over time, which could harm our gross margin and operating results.

We expect our revenue mix to vary over time due to a number of factors, including the mix of our subscriptions for self-managed and our cloud offerings, and our professional services revenue. Due to the differing revenue recognition policies applicable to our subscriptions and professional services, shifts in our business mix from quarter to quarter could produce substantial variation in revenue recognized. Further, our gross margins and operating results could be harmed by changes in revenue mix and costs, together with numerous other factors, including entry into new markets or growth in lower margin markets; entry into markets with different pricing and cost structures; pricing discounts; and increased price competition. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross margin and operating results. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our ordinary shares could decline.

The length of our sales cycle can be unpredictable, particularly with respect to sales through our channel partners or sales to large customers, and our sales efforts may require considerable time and expense.

Our results of operations may fluctuate, in part, because of the length and variability of the sales cycle of our subscriptions and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to large customers and increasing sales to existing customers. The length of our sales cycle, from initial contact with our sales team to contractually committing to our subscriptions can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us or through a channel partner. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could affect our cash flows and results of operations for that quarter and for future quarters. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of our ordinary shares to decline.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how and brand. We rely on a combination of trademarks, copyrights, patents, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of April 30, 2019, we had 7 issued U.S. patents, 32 pending U.S. patent applications, and 8 pending non-U.S. filings, including 7 patent cooperation treaty patent applications. There can be no assurance that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We could incur substantial costs as a result of any claim of infringement, misappropriation or violation of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement, misappropriation or violation of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement, misappropriation or violation claims. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole or principal business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our products infringe, misappropriate or violate their rights, the litigation could be expensive and could divert our management resources.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our technologies incorporate open source software, and we expect to continue to incorporate open source software in our products in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. In addition, there have been claims challenging the ownership rights in open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or violation due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. Some open source projects have known vulnerabilities and architectural instabilities and as provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. Any of the foregoing could require us to devote additional research and development resources to re-engineer our solutions, could result in customer dissatisfaction, and may adversely affect our business, results of operations and financial condition.

One of our marketing strategies is to offer open source and free trials of our products, and we may not be able to realize the benefits of this strategy.

We are dependent upon lead generation strategies, including offering open source and free trials of our products, to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the open source or free trials to the paid versions of our products. To the extent that users do not become, or we are unable to successfully attract, paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

Our software development and licensing model could be negatively impacted if the Apache License, Version 2.0 is not enforceable.

Important components of our software have been provided under the Apache License 2.0. This license states that any work of authorship licensed under it, and any derivative work thereof, may be reproduced and distributed provided that certain conditions are met. It is possible that a court would hold this license to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under it. Any ruling by a court that this license is not enforceable, or that open source components of our products may not be reproduced or distributed, may negatively impact our distribution or development of all or a portion of our products.

In connection with the operation of our business, we may collect, store, transfer and otherwise process certain personal data and personally identifiable information. As a result, our business is subject to a variety of government and industry regulations, as well as other obligations, related to privacy, data protection and information security.

Privacy, data protection and information security have become significant issues in various jurisdictions where we offer our products. The regulatory frameworks for privacy, data protection and information security issues worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Federal, state, or non-U.S. government bodies or agencies have in the past adopted, and may in the future adopt, new laws and regulations or may make amendments to existing laws and regulations affecting data protection, data privacy and/or information security and/or regulating the use of the Internet as a commercial medium. For example, the California Consumer Privacy Act (the “CCPA”), which provides new data privacy rights for California residents, is expected to take effect on January 1, 2020. The CCPA provides for civil penalties, as well as a private right of action, for violations, which may increase our compliance costs and potential liability. The CCPA was amended in September 2018, and it is anticipated that it may be amended again before it goes into effect. Other states also are considering or have enacted privacy legislation that is similar to the CCPA. Many obligations under the CCPA and these other laws and legislative proposals remain uncertain, and we cannot fully predict their impact on our business. Industry organizations also regularly adopt and advocate for new standards in these areas. If we fail to comply with any of these laws or standards, we may be subject to investigations, enforcement actions, civil litigation, fines and other penalties, all of which may generate negative publicity and have a negative impact on our business.

In the United States, we may be subject to investigation and/or enforcement actions brought by federal agencies and state attorneys general and consumer protection agencies. We publicly post policies and other documentation regarding our practices concerning the processing, use and disclosure of personally identifiable information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Internationally, most jurisdictions in which we operate have established their own data security, privacy and data protection legal frameworks with which we or our customers must comply. Within the European Union, the European General Data Protection Regulation, or GDPR, became fully effective on May 25, 2018, and applies to the processing (which includes the collection and use) of certain personal data. As compared to previously-effective data protection law in the European Union, the GDPR imposes additional obligations and risk upon our business and increases substantially the penalties to which we could be subject in the event of any non-compliance. Administrative fines under the GDPR can amount up to 20 million Euros or four percent of the group’s annual global turnover, whichever is higher. We have incurred substantial expense in complying with the obligations imposed by the GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenue and our business overall. Additionally, because the GDPR lacks a substantial enforcement history, we are unable to predict how GDPR’s standards may be applied to us. Despite our efforts to attempt to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities, including standard contractual clauses approved by the European Commission. Despite this, we may be unsuccessful in maintaining conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Economic Area that has challenged or called into question existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our services. We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our products due to the potential risk exposure to such customers as a result of shifting business sentiment in the EEA regarding international data transfers and the data protection obligations imposed on them. We may find it necessary to establish systems to maintain personal data originating from the EEA in the EEA, or may need to take other, additional steps to provide for local data processing, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. We and our customers may face a risk of enforcement actions taken by European data protection authorities until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under European law.

In June 2016, a referendum was passed in the United Kingdom to leave the European Union, commonly referred to as “Brexit.” This creates an uncertain political and economic environment in the

United Kingdom and other European Union countries, even though the formal process for leaving the European Union may take years to complete. For example, a Data Protection Act that substantially implements the GDPR became law in the United Kingdom in May 2018. It remains unclear, however, how United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. The full effect of Brexit is uncertain and depends on, among other factors, any agreements the United Kingdom may make to retain access to European Union markets. Consequently, no assurance can be given about the impact of the outcome and our business may be seriously harmed.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such a self-regulatory standard is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. Further, our customers may expect us to comply with more stringent privacy and data security requirements than those imposed by laws, regulations or self-regulatory requirements, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings. We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws, regulations, and other obligations concerning privacy, data protection and information security, which could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our offerings, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Because the interpretation and application of many laws and regulations relating to privacy, data protection and information security, along with industry standards, are uncertain, it is possible that these laws and regulations may be interpreted and applied in manners that are, or are alleged to be, inconsistent with our data management practices or the features of our products, and we could face fines, lawsuits, regulatory investigations and other claims and penalties, and we could be required to fundamentally change our products or our business practices, any of which could have an adverse effect on our business. Any inability to adequately address privacy, data protection and data security concerns, even if unfounded, or any actual or perceived failure to comply with applicable privacy, data protection or information security laws, regulations and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy, data protection and information security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and countries outside of the United States. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. We have in the past acquired, and expect in the future to acquire, businesses that we believe will complement or augment our existing business (for example, our proposed acquisition of Endgame, Inc.). The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy, we may be subject to claims or liabilities assumed from an acquired company, product, or technology, and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the Combined Company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our ordinary shares. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our products. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations and financial condition could be adversely affected.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Our software may be subject to U.S. export control laws and regulations including the Export Administration Regulations, or EAR, and trade and economic sanctions maintained by the Office of Foreign Assets Control, or OFAC. As such, an export license may be required to export or reexport our products to certain countries, end-users and end-uses. Because we incorporate encryption functionality into our products, we also are subject to certain U.S. export control laws that apply to encryption items. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the export of products to certain U.S. embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. Monitoring and ensuring compliance with these complex U.S. export control laws is particularly challenging because our offerings are widely distributed throughout the world and are available for download without registration. Even though we take precautions to ensure that we and our partners comply with all relevant export control laws and regulations, any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets could adversely affect our business, financial condition and operating results.

Our international operations and expansion expose us to several risks.

As of April 30, 2019, we had customers located in over 100 countries, and our strategy is to continue to expand internationally. In addition, as a result of our strategy of leveraging a distributed workforce, as of April 30, 2019, we had employees located in over 35 countries. Our current international operations involve and future initiatives will involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•

different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	exposure to many stringent and potentially inconsistent laws and regulations relating to privacy, data protection and information security, particularly in the European Union;

•	changes in a specific country’s or region’s political or economic conditions;

•	risks resulting from changes in currency exchange rates;

•

challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•

risks relating to the implementation of exchange controls, including restrictions promulgated by the OFAC, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

•	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;

•	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

•	limited or unfavorable intellectual property protection; and

•

exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be harmed.

Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. We depend on direct sales and our channel partner relationships to sell our offerings in international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through other partnerships. If we are unable to identify partners or negotiate favorable terms, our international growth may be limited. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next twelve months. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations, and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products;

•	continue to expand our sales and marketing and research and development organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations in the United States or internationally;

•	hire, train, and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to have sufficient capital to do any of these things could harm our business, financial condition, and results of operations.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. We leverage third parties, including channel partners, to sell our offerings and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state government, or non-U.S. government sectors until we have attained the revised certification. Government demand and payment for our offerings may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings.

Additionally, we rely on certain partners to provide technical support services to certain of our government entity customers to resolve any issues relating to our products. If our partners do not effectively assist our government entity customers in deploying our products, succeed in helping our government entity customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional offerings to new and existing government entity customers would be adversely affected and our reputation could be damaged.

Government entities may have statutory, contractual, or other legal rights to terminate contracts with us or our channel partners for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of the Netherlands, the United States and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

Based on our current corporate structure, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. In the United States, legislation enacted in December 2017 commonly referred to as the Tax Cuts and Jobs Act introduced a number of changes to U.S. federal income tax laws, the impact of which is uncertain. In addition, the authorities in the jurisdictions in which we operate could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement was to occur, and our position was not sustained, we could be required to pay additional taxes, and interest and penalties. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business and results of operations.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of April 30, 2019 and 2018, we had net operating loss carryforwards in various jurisdictions of $485.7 million and $223.0 million, respectively, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations, and financial condition. We have a number of our employees and executive officers located in the San Francisco Bay Area, a region known for seismic activity. In the event our or our partners abilities are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our partners, customers or the economy as a whole. Any disruption in the business of our partners or customers that affects sales in a given fiscal quarter could have a significant adverse impact on our quarterly results for that and future quarters. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

A portion of our subscriptions are generated and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. The strengthening of the U.S. dollar increases the real cost of our offerings to our customers outside of the United States, leading to delays in the purchase of our offerings and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Elastic Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, measurement of stock-based compensation expense, accounting of intangible assets, goodwill impairment test, and accounting for income taxes including deferred tax assets and liabilities.

Risks Related to Endgame’s Business and Industry

Endgame has incurred significant operating losses since inception and may not be able to achieve profitability.

Endgame has incurred net losses since its inception in October 2010. For the years ended December 31, 2017 and 2018, and for the six months ended June 30, 2019, Endgame had net losses of $30.3 million, $19.9 million and $11.3 million, respectively. As of June 30, 2019, Endgame had an accumulated deficit of $157.4 million. To date, Endgame has financed its operations primarily through private placements of its equity securities, certain debt-related financing arrangements and from sales of its products. Endgame has devoted substantially all of its resources to the acquisition of products, the research and development of products and sales and marketing activities. Endgame’s ability to generate sufficient revenue from its existing products, and to transition to profitability and generate consistent positive cash flows is uncertain. Endgame may need to raise additional funds in the future, and such funds may not be available on a timely basis, or at all. Endgame expects that its operating expenses may increase as it continues to build its commercial infrastructure, develop, enhance and commercialize its products and incur additional costs associated with integrating with Elastic, a public company. As a result, Endgame may incur operating losses for the foreseeable future and may never achieve profitability.

Endgame’s future operating results may fluctuate significantly, Endgame has recently transitioned its business model and its recent operating results may not be a good indication of its future performance.

On March 10, 2017, as part of a strategic shift of Endgame’s business plans, Endgame sold substantially all of its assets and certain liabilities of its Federal Services Business to Accenture Federal Services, LLC. The Federal Services Business was approximately 76% of Endgame’s assets as of December 31, 2016 and generated revenue of approximately 85% of Endgame’s total revenue for the year ended December 31, 2016.

Since Endgame’s sale of its Federal Services Business, Endgame has experienced a period of rapid growth in its headcount and operations. Endgame has also significantly increased the size of its customer base over the last few years. Endgame anticipates that it will continue to significantly expand its operations and headcount in the near term. Endgame’s growth has placed, and future growth will place, a significant strain on its management, administrative, operational and financial infrastructure. Endgame’s success will depend in part on its ability to manage this growth effectively. To manage the expected growth of operations and personnel, Endgame will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Failure to effectively manage its growth could result in difficulty or delays in deploying the Endgame platform to customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any of these difficulties could adversely impact its business performance and results of operations.

Endgame’s strategic shift followed by its rapid growth makes it difficult to evaluate its future prospects. Endgame’s ability to forecast its future operating results is subject to a number of uncertainties, including its ability to plan for and model future growth. If Endgame’s assumptions regarding these uncertainties, which it uses to plan its business, are incorrect or change in reaction to changes in its markets, or if Endgame does not address these risks successfully, its operating and financial results could differ materially from its expectations and its business could suffer.

If Endgame is unable to sustain its revenue growth rate, it may not achieve or maintain profitability in the future.

Endgame has experienced revenue growth with revenue of $5.2 million and $19.8 million in 2017 and 2018, respectively. Although Endgame has experienced rapid revenue growth the past two years, it may not continue to grow as rapidly in the future and its revenue growth rates may decline. Any success that Endgame may experience in the future will depend in large part on its ability to, among other things:

•	successfully integrate with Elastic;

•	maintain and expand its customer base;

•	increase revenue from existing customers through increased or broader use of its platform within their organizations;

•	further penetrate the existing industry verticals that Endgame serves and expand into other industry verticals;

•	improve the performance and capabilities of its platform through research and development;

•	continue to successfully expand its business domestically and internationally; and

•	successfully compete with other companies.

If Endgame is unable to maintain consistent revenue or revenue growth, it may be difficult to achieve and maintain profitability. You should not rely on Endgame’s revenue for any prior quarterly or annual periods as any indication of its future revenue or revenue growth.

Endgame may not be able to scale its business quickly enough to meet its customers’ growing needs, and if it is not able to grow efficiently, its operating results could be harmed.

As usage of the Endgame platform grows, Endgame may need to devote additional resources to improving its software architecture, integrating with third-party systems, and maintaining infrastructure performance. In addition, Endgame will need to appropriately scale its internal business, including its professional services organization and operations, to serve its growing customer base, particularly as its customer base expands over time. Any failure of or delay in these efforts could cause impaired system performance and reduced customer satisfaction. These issues could reduce the attractiveness of the Endgame platform to customers, resulting in decreased sales to new customers, lower renewal rates by existing customers, or result in the issuance of service credits, or requested refunds, which could hurt Endgame’s revenue growth and reputation. Even if Endgame is able to upgrade its systems and expand its staff, any such expansion will be expensive and complex, requiring management time and attention. Endgame could also face inefficiencies or operational failures as a result of its efforts to scale its infrastructure and integrate its infrastructure and processes with Elastic. Moreover, there are inherent risks associated with upgrading, improving and expanding Endgame’s information technology systems, as well as integrating its information technology systems with Elastic’s information technology systems. Endgame cannot be sure that the expansion and improvements to and integration of its infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce revenue and margins and adversely impact Endgame’s financial results.

If Endgame is unable to further penetrate its existing industry verticals or expand its customer base, Endgame’s revenue may not grow and its operating results may be harmed.

Currently, a significant majority of Endgame’s revenue is derived from the U.S. federal government, and from companies in the health care, financial services and information technology industries. Endgame is investing substantial resources to expand and train its sales force to enable it to better understand these industry verticals and drive sales to customers in these industry verticals, but there can be no assurance that these investments will be successful. Further, an important part of Endgame’s strategy is to expand its customer base in a wide variety of industries. Endgame has less experience in some industries and its expansion may require it to grow its expertise in certain areas and add sales and support personnel possessing familiarity with the relevant industries. There may be competitors in these verticals that may be entrenched and difficult to dislodge. As a result of these and other factors, Endgame’s efforts to expand its customer base may be expensive and may not succeed, and Endgame therefore may be unable to grow its revenue. If Endgame fails to further penetrate its existing industry verticals or expand its customer base, Endgame may be unable to grow its revenue and its operating results may be harmed.

Endgame’s sales cycles can be long and unpredictable, and its sales efforts require considerable time and expense.

Endgame’s revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for the Endgame platform, particularly with respect to large organizations and government entities. Customers often view the subscription to the Endgame platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test and qualify the Endgame platform prior to entering into or expanding a relationship with Endgame. Large enterprises and government entities in particular often undertake a significant evaluation process that further lengthens Endgame’s sales cycle.

Endgame’s direct sales team develops relationships with its customers, and works with its channel partners on account penetration, account coordination, sales and overall market development. Endgame spends substantial time and resources on its sales efforts without any assurance that its efforts will produce a sale. Security solution purchases are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of Endgame’s efforts to secure sales after investing resources in a lengthy sales process could adversely affect its business and results of operations.

Endgame faces intense competition and could lose market share to its competitors, which could adversely affect its business, financial condition, and results of operations.

The market for security and IT operations solutions is intensely competitive, fragmented, and characterized by rapid changes in technology, customer requirements, industry standards, increasingly sophisticated attackers, and by frequent introductions of new or improved products to combat security threats. Endgame expects to continue to face intense competition from current competitors, as well as from new entrants into the market. If Endgame is unable to anticipate or react to these challenges, its competitive position could weaken, and it could experience a decline in revenue or reduced revenue growth, and loss of market share that would adversely affect its business, financial condition, and results of operations. Endgame’s ability to compete effectively depends upon numerous factors, many of which are beyond its control, including, but not limited to:

•	product capabilities, including performance and reliability, of the Endgame platform and features compared to those of its competitors;

•	its ability, and the ability of its competitors, to improve existing products, services, and features, or to develop new ones to address evolving customer needs;

•	its ability to attract, retain, and motivate talented employees;

•	its ability to establish and maintain relationships with channel partners;

•	the strength of its sales and marketing efforts; and

•	acquisitions or consolidation within its industry, which may result in more formidable competitors.

Endgame’s competitors include the following by general category:

•

Next-generation endpoint security companies that are moving towards addressing the converged prevention, detection and response market, including CrowdStrike Holdings, Inc., BlackBerry Cylance and Carbon Black, Inc;

•	Incumbent antivirus solution vendors, including McAfee, LLC and Symantec Corporation; and

•	Network security providers who offer endpoint solutions that are ancillary to their core business, such as Palo Alto Networks, Inc., and FireEye, Inc.

Many of these competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than Endgame. They may be able to devote greater resources to the development, promotion, and sale of services than Endgame can, and they may offer lower pricing than Endgame. Further, they may have greater resources for research and development of new technologies, the provision of customer support, and the pursuit of acquisitions, or they may have other financial, technical, or other resource advantages. Endgame’s larger competitors have substantially broader and more diverse product and services offerings as well as routes to market, which may allow them to leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing the Endgame platform. Conditions in the market could change rapidly and significantly as a result of technological advancements, partnering or acquisitions by Endgame’s competitors or continuing market consolidation. Some of Endgame’s current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships that may allow them to offer more directly competitive and comprehensive solutions than were previously offered and adapt more quickly to new technologies and customer needs. These competitive pressures in the market or Endgame’s failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses and loss of market share. Further, many competitors that specialize in providing protection from a single type of security threat may be able to deliver these targeted security products to the market quicker than Endgame can or convince organizations that these limited products meet their needs. Even if there is significant demand for cloud-based security solutions like ours, if Endgame’s competitors include functionality that is, or is perceived to be, equivalent to or better than Endgame’s in legacy products that are already generally accepted as necessary components of an organization’s IT security architecture, Endgame may have difficulty increasing the market penetration of its platform. Furthermore, even if the functionality offered by other security and IT operations providers is different and more limited than the functionality of the Endgame platform, organizations may elect to accept such limited functionality in lieu of adding products from additional vendors like Endgame. If Endgame is unable to compete successfully, or if competing successfully requires Endgame to take aggressive pricing or other actions, its business, financial condition, and results of operations would be adversely affected.

Endgame derives a material portion of its revenue from a limited number of customers, and the loss of one or more of these customers could adversely impact Endgame’s business, results of operations and financial condition.

Endgame’s customer base is concentrated. For example, during the year ended December 31, 2018, revenue from Endgame’s top two customers, both of which are U.S. federal government agencies, represented 78% of total revenue for the year ended December 31, 2018. If Endgame were to lose one or more of its significant customers, its revenue may significantly decline. In addition, revenue from significant customers may vary from period to period depending on the timing of renewing existing agreements or entering into new agreements. The loss of one or more of Endgame’s significant customers could adversely affect its business, results of operations and financial condition.

A portion of Endgame’s revenue is generated from subscriptions sold to governmental entities and heavily regulated organizations, which are subject to a number of challenges and risks.

A significant portion of Endgame’s revenue is generated from subscriptions sold to governmental entities in the United States. Additionally, many of Endgame’s current and prospective customers, such as those in the health care and financial services industries, are highly regulated and may be required to comply with more stringent regulations in connection with subscribing to and implementing the Endgame platform. Selling subscriptions to these entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that Endgame will successfully complete a sale. Governmental demand and payment for the Endgame platform may also be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for the Endgame platform.

Further, governmental and highly regulated entities often require contract terms that differ from Endgame’s standard arrangements, including terms that can lead to those customers obtaining broader rights in Endgame products than would be standard. Governmental and highly regulated entities, impose compliance requirements that are complicated, require preferential pricing or “most favored nation” terms and conditions or are otherwise time-consuming and expensive to satisfy. In the United States, applicable federal contracting regulations change frequently. If Endgame undertakes to meet special standards or requirements and does not meet them, Endgame could be subject to significant liability from its customers or regulators. Even if Endgame does meet these special standards or requirements, the additional costs associated with providing the Endgame platform to government and highly regulated customers could harm its operating results. Moreover, changes in the underlying statutory and regulatory conditions that affect these types of customers could harm Endgame’s ability to efficiently provide them access to the Endgame platform and to grow or maintain its customer base. In addition, engaging in sales activities to foreign governments introduces additional compliance risks specific to the Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar statutory requirements prohibiting bribery and corruption in the jurisdictions in which Endgame operates.

As a cybersecurity provider, Endgame has been, and expects to continue to be, a target of cyberattacks. If Endgame internal networks, systems, or data are or are perceived to have been compromised, its reputation may be damaged and its financial results may be negatively affected.

As a provider of security solutions, Endgame may in the past have been, and may in the future be, specifically targeted for attacks intended to circumvent its security capabilities or to exploit the Endgame platform as an entry point into customers’ endpoints, networks, or systems. Endgame is also susceptible to inadvertent compromises of its systems and data, including those arising from process, coding, or human errors. A successful attack or other incident that compromises Endgame’s or its customers’ data or results in an interruption of service could have a significant negative effect on its operations, reputation, financial resources, and the value of its intellectual property. Endgame cannot assure you that any of its efforts to manage this risk, including adoption of a comprehensive incident response plan and process for detecting, mitigating, and investigating security incidents that it regularly tests through table-top exercises, testing of its security protocols through additional techniques, such as penetration testing, debriefing after security incidents, to improve its security and responses, and regular briefing of its directors and officers on its cybersecurity risks, preparedness, and management, will be effective in protecting it from such attacks.

It is virtually impossible for any enterprise, including Endgame to entirely eliminate the risk of such compromises, interruptions in service, or other security incidents affecting its internal systems or data. Organizations are subject to a wide variety of attacks on their networks, systems, and endpoints, and techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. Furthermore, employee error or malicious activity could compromise Endgame’s systems. As a result, Endgame may be unable to anticipate these techniques or implement adequate measures to prevent an intrusion into its networks, which could result in unauthorized access to customer data, intellectual property including access to its source code, and information about vulnerabilities in its product, which in turn, could reduce the effectiveness of its solutions, or lead to cyberattacks or other intrusions of its customers’ networks, litigation, governmental audits and investigations and significant legal fees, could damage its relationships with existing customers and could have a negative effect on its ability to attract and retain new customers. Endgame has expended, and anticipates continuing to expend, significant amounts and resources in an effort to prevent security breaches and other security incidents impacting its systems and data. Since its business is focused on providing reliable security services to its customers, Endgame believes that an actual or perceived security incident affecting, its internal systems or data or data of its customers would be especially detrimental to its reputation, customer confidence in its solution, and its business.

In addition, while Endgame maintains insurance policies that may cover certain liabilities in connection with a cybersecurity incident, Endgame cannot be certain that insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to it on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against it that exceed available insurance coverage, or the occurrence of changes in its insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on its business, including its financial condition, results of operation and reputation.

The converged endpoint security market is new and evolving, and may not grow as expected.

Endgame believes its future success will depend in large part on the growth, if any, in the market for endpoint security products. This market is new and evolving, and as such, it is difficult to predict important market trends, including its potential growth, if any. To date, enterprise and corporate cyber security budgets have allocated a majority of dollars to prevention-centric threat protection solutions, such as network, endpoint and web security products designed to stop threats from penetrating corporate networks. Organizations that use these security products may be satisfied with such existing security products and, as a result, these organizations may not adopt Endgame’s solutions in addition to, or in lieu of, security products they currently use.

Further, sophisticated cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive business data, and changes in the nature of advanced cyber threats could result in a shift in IT budgets away from products such as ours. In addition, while recent high visibility attacks on prominent enterprises and governments have increased market awareness of the problem of cyber attacks, if cyber attacks were to decline, or enterprises or governments perceived that the general level of cyber attacks has declined, Endgame’s ability to attract new customers and expand its sales to existing customers could be materially and adversely affected. If products such as the Endgame platform are not viewed by organizations as necessary, or if customers do not recognize the benefit of such products as a critical element of an effective cyber security strategy, Endgame’s revenue may not grow as quickly as expected, or may decline.

In addition, it is difficult to predict customer adoption and retention rates, customer demand for Endgame’s products, the size and growth rate of the market for next-generation endpoint security, the entry of competitive products or the success of existing competitive products. Any expansion in the market depends on a number of factors, including the cost, performance and perceived value associated with Endgame’s products and those of its competitors. If these products do not achieve widespread adoption or there is a reduction in demand for products in the market caused by a lack of customer acceptance, technological challenges, competing technologies, products, decreases in corporate spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early terminations, reduced customer retention rates or decreased revenue, any of which would adversely affect Endgame’s business operations and financial results.

If Endgame’s products fail or are perceived to fail to prevent or detect cyber attacks, or if its products contain undetected errors or defects, its brand and reputation could be harmed, which could have an adverse effect on its business and results of operations.

If Endgame’s products fail or are perceived to fail to prevent or detect cyber attacks in its customers’ endpoints, or if its products fail to identify and respond to new and increasingly complex methods of cyber attacks, its business and reputation may suffer. There is no guarantee that Endgame’s products will prevent or detect all cyber attacks, especially in light of the rapidly changing security landscape to which it must respond.

Endgame’s products, which are complex, may also contain undetected errors or defects. Endgame expects that these errors or defects may be found from time to time in the future in new or enhanced products after commercial release. Defects may cause its products to be vulnerable to attacks, cause them to fail to prevent or detect cyber attacks. Any errors, defects, disruptions in service or other performance problems with its products may damage Endgame’s customers’ business and could hurt its reputation. If its products fail to prevent or detect cyber attacks for any reason, Endgame may incur significant costs, the attention of its key personnel could be diverted, its customers may delay or withhold payment or elect not to renew or other significant customer relations problems may arise.

Endgame may also be subject to liability claims for damages related to errors or defects in its products. A material liability claim or other occurrence that harms its reputation or decreases market acceptance of its products may harm its business and operating results. Although Endgame has limitation of liability provisions in many of its customer contracts and in its terms and conditions of sale, they may not fully or effectively protect it from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the U.S. or other countries. Endgame maintains insurance to protect against certain claims associated with the use of its products, but its insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources, and harm Endgame’s business and reputation.

Endgame relies on channel partners, such as managed security service providers, incident response firms and value-added resellers, to generate a significant portion of its revenue. If Endgame fails to maintain successful relationships with its channel partners, or if its channel partners fail to perform, its ability to market, sell and distribute its products will be limited, and Endgame’s business, financial position and results of operations will be harmed.

In addition to its direct sales force, Endgame relies on its channel partners to sell its products. A majority of its revenue is generated by its channel partners, including managed service security providers, incident response firms and value-added resellers. Endgame expects to continue to generate sales to new and existing customers through its channel partners as a part of its growth strategy.

Endgame provides its sales channel partners with specific training and programs to assist them in selling its products, but there can be no assurance that these steps will be effective. In addition, its channel partners may be unsuccessful in marketing, selling and supporting Endgame’s products. If Endgame is unable to develop and maintain effective sales incentive programs for its third-party channel partners, it may not be able to incentivize these partners to sell its products to customers and, in particular, to large enterprises. Endgame’s agreements with channel partners are generally non-exclusive and these partners may also market, sell and support products that are competitive with it and may devote more resources to the marketing, sales and support of such competitive products. These partners may have incentives to promote a competitor’s product to the detriment of Endgame’s or may cease selling Endgame’s products altogether. Endgame’s channel partners may cease or deemphasize the marketing of its products with limited or no notice and with little or no penalty. Endgame’s agreements with its channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. Endgame cannot be certain that it will retain these channel partners or that it will be able to secure additional or replacement channel partners. The loss of one or more of its significant channel partners or a decline in the number or size of orders from them could harm Endgame’s operating results. In addition, any new sales channel partner requires extensive training and may take several months or more to achieve productivity. Endgame channel partner sales structure could subject it to lawsuits, potential liability and reputational harm if, for example, any of its channel partners misrepresent the functionality of Endgame’s products, subscriptions or services to customers or violate laws or corporate policies.

If the general level of advanced cyber attacks declines, or is perceived by its current or potential customers to have declined, Endgame’s business could be harmed.

Endgame’s business is substantially dependent on enterprises and governments recognizing that advanced cyber attacks are pervasive and are not effectively prevented by legacy security products. High visibility attacks on prominent enterprises and governments have increased market awareness of the problem of advanced cyber attacks and help to provide an impetus for enterprises and governments to devote resources to protecting against advanced cyber attacks, such as testing Endgame’s products, purchasing them and broadly deploying them within their organizations. If advanced cyber attacks were to decline, or enterprises or governments perceived that the general level of advanced cyber attacks has declined, Endgame’s ability to attract new customers and expand sales of its products to existing customers could be materially and adversely affected. A reduction in the threat landscape could increase Endgame’s sales cycles and harm its business, results of operations and financial condition.

Endgame may need to reduce or change its pricing model to remain competitive.

Endgame generally sells its products on a subscription basis. Endgame expects that it may need to change its pricing from time to time. As competitors introduce new products that compete with Endgame’s products or reduce their prices, Endgame may be unable to attract new customers or retain existing customers based on its historical pricing. Endgame also must determine the appropriate price to enable it to compete effectively internationally. Moreover, enterprises may demand substantial price discounts as part of the negotiation of sales contracts. As a result, Endgame may be required or choose to reduce its prices or change its pricing model, which could adversely affect its business, operating results and financial condition.

Defects or disruptions in the rollout of the Endgame platform updates or enhancements could diminish demand for the Endgame platform, adversely affect Endgame’s reputation and subject Endgame to substantial liability.

Like many software companies, Endgame provides frequent incremental releases of software updates and functional enhancements to its platform. Despite extensive pre-release testing, such new versions may contain undetected errors when first introduced or released. Endgame has, from time to time, found errors in its software, and new errors in its existing software may be detected in the future. Since Endgame’s customers use the Endgame platform for important aspects of their business, any errors, defects, disruptions in the Endgame platform or other performance problems with Endgame’s solution could hurt Endgame’s reputation and may damage its customers’ businesses. If that occurs, Endgame customers may delay or withhold payment to it, elect not to renew, or make warranty claims or other claims against Endgame, and Endgame could lose future sales. The occurrence of any of these events could result in an increase in Endgame’s bad debt expense, an increase in collection cycles for accounts receivable, decreased future revenue and earnings, require Endgame to increase its warranty provisions or incur the risk or expense of litigation.

If governments or their agencies reduce their demand for the Endgame platform, Endgame’s business may suffer. Moreover, if Endgame fails to comply with government contracting regulations, Endgame could suffer a loss of revenue or incur price adjustments or other penalties.

Changes in governmental budget priorities could adversely affect Endgame’s business. U.S. agencies have purchased Endgame’s platform directly from Endgame. When the government changes budget priorities, Endgame’s subscription sales to government agencies and government-funded customers may be affected. Demand and payment for Endgame’s subscriptions and its customers’ products may be affected by public sector budgetary cycles or funding authorizations. Funding reductions or delays could negatively impact demand for the Endgame platform. If government funding is discontinued or significantly reduced, Endgame’s business could be materially adversely affected.

A material portion of Endgame’s revenue is derived from contracts with agencies of the U.S. government and subcontracts with its prime contractors. As a result, Endgame is subject to federal contracting regulations, including the Federal Acquisition Regulation, or the FAR, system. The FAR system governs, among other things, U.S. government contract pricing, including determination of the costs incurred by Endgame in the performance of its U.S. government contracts. Additionally, under the FAR system, the U.S. government is entitled, for years after final payment on certain negotiated contracts, to examine all of Endgame’s cost records with respect to such contracts and to seek a downward adjustment to the price of the contract if it determines that Endgame failed to furnish complete, accurate and current cost or pricing data in connection with the negotiation of the price of the contract.

In connection with Endgame’s U.S. government contracts, Endgame is also subject to government audits and review and approval of its policies, procedures and internal controls for compliance with contract terms, procurement regulations and applicable laws. In certain circumstances, if Endgame does not comply with the terms of a contract or with regulations or statutes, Endgame could be subject to contract termination or downward contract price adjustments or refund obligations, could be assessed civil or criminal penalties or could be debarred or suspended from obtaining future contracts for a specified period of time. Any such termination, adjustment, sanction, debarment or suspension could have an adverse effect on Endgame’s business.

Endgame’s business could be adversely affected if its customers are not satisfied with the deployment services Endgame provides.

The success of Endgame’s business depends on its customers’ satisfaction with the Endgame platform, the support that Endgame provides for its platform and the professional services that it provides to help its customers deploy and maintain the Endgame platform. If a customer is not satisfied with the quality of work performed by Endgame or the implementation of the Endgame platform, Endgame could incur additional costs to address the deficiency, which would diminish the profitability of the customer relationship. Further, a customer’s dissatisfaction with Endgame’s services could adversely affect the customer’s renewal or expansion of existing licenses. In addition, negative publicity related to Endgame’s customer relationships, regardless of accuracy, may further damage Endgame’s business by affecting its ability to compete for new business with actual and prospective customers.

Endgame is substantially dependent upon customer renewals, the addition of new customers and the continued growth of its subscription revenue.

Endgame derives, and expects to increasingly derive in the future, a substantial portion of its revenue from the sale of software subscriptions. The market for Endgame’s platform is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable customers to address their needs. As a result, Endgame may be forced to reduce the prices it charges for software and may be required to offer terms less favorable to Endgame for new and renewing agreements.

In order for Endgame to improve its operating results, it is important that its customers renew their subscriptions with Endgame when their initial term expires. In general, Endgame’s customers have no renewal obligation after their initial term expires, and Endgame cannot assure you that it will be able to renew subscriptions with any of its customers at the same or higher contract value.

Further, while Endgame offers access to the Endgame platform primarily through multi-year subscription agreements, some agreements may have shorter durations. Additionally, some of Endgame’s contracts limit the amount it can increase prices from period to period, or include pricing guarantees. If Endgame’s customers do not renew their agreements, terminate their agreements or renew their agreements on terms less favorable to Endgame, Endgame’s revenue may decline and Endgame’s operating results would likely be harmed as a result.

Endgame relies on the performance of highly skilled personnel, including senior management and engineering, professional services, sales and technology professionals; if Endgame is unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, Endgame’s business would be harmed.

Endgame believes its success has depended, and continues to depend, on the efforts and talents of its senior management team, and its highly skilled team members, including its sales personnel, professional services personnel and software engineers. From time to time, there may be changes in Endgame’s senior management team resulting from the termination or departure of its executive officers and key employees. Endgame’s senior management and key employees are employed on an at-will basis, which means that they could terminate their employment with Endgame at any time. The loss of any of Endgame’s senior management or key employees, could adversely affect Endgame’s ability to build on the efforts they have undertaken and to execute Endgame’s business plan, and Endgame may not be able to find adequate replacements. Endgame cannot ensure that it will be able to retain the services of any members of its senior management or other key employees.

Endgame’s ability to successfully pursue its growth strategy also depends on its ability to attract, motivate and retain its personnel. Competition for well-qualified employees in all aspects of Endgame’s business, including sales personnel, professional services personnel and software engineers, is intense. Endgame’s recruiting efforts focus on elite universities and its primary recruiting competition are well-known, high-paying firms. Endgame’s continued ability to compete effectively depends on its ability to attract new employees and to retain and motivate existing employees. If Endgame does not succeed in attracting well-qualified employees or retaining and motivating existing employees, Endgame’s business would be adversely affected.

Failure to effectively develop and expand Endgame’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its solution.

Endgame’s ability to increase its customer base and achieve broader market acceptance of the Endgame platform will depend to a significant extent on its ability to expand its sales and marketing operations. Endgame plans to continue expanding its sales force and third-party strategic sales partners; however, there is no assurance that Endgame will be successful in attracting and retaining talented sales personnel or strategic partners or that any new sales personnel or strategic partners will be able to achieve productivity in a reasonable period of time or at all. Endgame also plans to dedicate significant resources to sales and marketing programs, including through electronic marketing campaigns and trade event sponsorship and participation. All of these efforts will require Endgame to invest significant financial and other resources and its business will be harmed if its efforts do not generate a correspondingly significant increase in revenue.

If Endgame is not able to maintain and enhance its brand, Endgame’s business and operating results may be adversely affected.

Endgame believes that developing and maintaining widespread awareness of its brand in a cost-effective manner is critical to achieving widespread acceptance of the Endgame platform and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue and, even if they do, any increase in revenue may not offset the expenses Endgame incurs in building its brand. If Endgame fails to successfully promote and maintain its brand, or incurs substantial expenses, Endgame may fail to attract or retain customers necessary to realize a sufficient return on its brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of the Endgame platform.

Endgame relies upon Amazon Web Services to operate its cloud offering; any disruption of or interference with its use of Amazon Web Services would adversely affect its business, results of operations and financial condition.

Endgame outsources a significant portion of the infrastructure relating to its cloud offering of the Endgame platform to Amazon Web Services, or AWS, which hosts the Endgame platform on Endgame customers’ behalf. Customers of Endgame’s cloud offering need to be able to access the Endgame platform at any time, without interruption or degradation of performance, and Endgame provides them with service level commitments with respect to uptime. AWS runs its own platform that Endgame accesses, and Endgame is, therefore, vulnerable to service interruptions at AWS. Endgame may experience interruptions, delays and outages in service and availability from time to time as a result of problems with Endgame’s AWS provided infrastructure. Lack of availability of Endgame’s AWS infrastructure could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks that Endgame cannot predict or prevent. Such outages could lead to the triggering of Endgame’s service level agreements and the issuance of credits to Endgame’s cloud offering customers, which may impact Endgame’s operating results.

In addition, if the security of the AWS infrastructure is compromised or believed to have been compromised, Endgame’s business, results of operations and financial condition could be adversely affected. It is possible that Endgame’s customers and potential customers would hold it accountable for any breach of security affecting the AWS infrastructure and Endgame may incur significant liability from those customers and from third parties with respect to any breach affecting AWS systems. Because Endgame’s agreement with AWS limits AWS’s liability for damages, Endgame may not be able to recover a material portion of Endgame’s liabilities to its customers and third parties from AWS. Customers and potential customers may refuse to do business with Endgame because of the perceived or actual failure of its cloud offering as hosted by AWS and Endgame’s operating results could be harmed.

If any of its arrangements with AWS are terminated, Endgame expects that it could receive similar services from other third parties; however, if any of its arrangements with AWS are terminated, Endgame could experience interruptions on the Endgame platform and in its ability to make the Endgame platform available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.

If the Endgame platform fails to perform properly, Endgame’s reputation could be adversely affected, Endgame’s market share could decline and Endgame could be subject to liability claims.

The Endgame platform is inherently complex and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of the Endgame platform could result in:

•	loss or delayed market acceptance and sales;

•	breach of warranty claims;

•	sales credits or refunds for prepaid amounts related to unused subscription services;

•	loss of customers;

•	diversion of development and support resources; and/or

•	injury to Endgame’s reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect Endgame’s operating results.

If Endgame suffers extended periods of unavailability for the Endgame platform, Endgame may be contractually obligated to refund customers for prepaid amounts or Endgame could face contract terminations. Endgame’s revenue could be significantly affected if it suffers unscheduled downtime that exceeds the allowed downtimes under its agreements with its customers.

Because of the large amount of data that Endgame collects and manages, it is possible that hardware failures or errors in Endgame’s systems could result in data loss or corruption, or cause the information that Endgame collects to be incomplete or contain inaccuracies that its customers regard as significant. Furthermore, the availability or performance of the Endgame platform could be adversely affected by a number of factors, including customers’ inability to access the internet, the failure of its network or software systems, security breaches or variability in user traffic for Endgame services. For example, Endgame’s cloud offering customers access the Endgame platform through their internet service providers. If a customer’s service provider fails to provide sufficient capacity to support the Endgame platform or otherwise experiences service outages, such failure could interrupt Endgame customers’ access to the Endgame platform, adversely affect their perception of the Endgame platform’s reliability and reduce Endgame’s revenue. In addition to potential liability, if Endgame experiences interruptions in the availability of its cloud offering, Endgame’s reputation could be adversely affected and it could lose customers.

If Endgame fails to offer high-quality support, Endgame’s business and reputation would suffer.

Endgame customers rely on Endgame’s personnel for support of the Endgame platform. High-quality support is important for the renewal of agreements with existing customers. The importance of high-quality support will increase as Endgame expands its business and pursues new customers. If Endgame does not help its customers quickly resolve issues and provide effective ongoing support, Endgame’s ability to sell new software to existing and new customers would suffer and its reputation with existing or potential customers would be harmed.

Endgame employs third-party licensed software for use in or with its software, and the inability to maintain these licenses or errors in the software Endgame license could result in increased costs, or reduced service levels, which would adversely affect Endgame’s business.

Endgame’s software incorporates third-party software obtained under licenses from other companies. Endgame anticipates that it will continue to rely on such third-party software and development tools from third parties in the future. Although Endgame believes that there are commercially reasonable alternatives to the third-party software it currently licenses, including open source software, this may not always be the case, or it may be difficult or costly to migrate to other third-party software. Endgame’s use of additional or alternative third-party software would require it to enter into license agreements with third parties. In addition, integration of the third-party software used in Endgame’s software with new third-party software may require significant work and require substantial investment of time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of Endgame software, delay new updates or enhancements to the Endgame platform, result in a failure of the Endgame platform and injure Endgame’s reputation.

Portions of the Endgame platform utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect Endgame’s business.

Endgame’s software contains software licensed to it by third parties under so-called “open source” licenses. From time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that such open source software infringes the claimants’ intellectual property rights. Endgame could be subject to suits by parties claiming that what Endgame believes to be licensed open source software infringes their intellectual property rights. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license be made available to the public and that any modifications or derivative works to such open source software continue to be licensed under the same terms.

Although Endgame monitors its use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting its software to conditions Endgame does not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Endgame’s ability to commercialize the Endgame platform. By the terms of certain open source licenses, Endgame could be required to release the source code of its software and to make its software available under open source licenses, if Endgame combines or distributes its software with open source software in a certain manner. In the event that portions of its software is determined to be subject to an open source license, Endgame could be required to publicly release the affected portions of its source code, re-engineer all, or a portion of, that software or otherwise be limited in the licensing of its software, each of which could reduce or eliminate the value of the Endgame platform. Many of the risks associated with usage of open source software cannot be eliminated, and could negatively affect Endgame’s business, results of operations and financial condition.

Catastrophic events may disrupt Endgame’s business.

Endgame’s corporate headquarters are located in Arlington, Virginia. The area around Washington, D.C. could be subjected to terrorist attacks. Additionally, Endgame relies on its network and third-party infrastructure and enterprise applications, internal technology systems and its website for its development, marketing, operational support, hosted services and sales activities. In the event of a major hurricane, earthquake or catastrophic event such as fire, power loss, telecommunications failure, cyberattack, war or terrorist attack, Endgame may be unable to continue its operations and may endure system interruptions, reputational harm, delays in its software development, lengthy interruptions in its services, breaches of data security and loss of critical data, all of which could have an adverse effect on Endgame’s future operating results.

If the estimates or judgments relating to Endgame’s critical accounting policies prove to be incorrect, Endgame’s results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Endgame bases its estimates on historical experience and on various other assumptions that Endgame believes to be reasonable under the circumstances, as provided in “Endgame Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing Endgame’s consolidated financial statements include those related to revenue recognition, income taxes and the related valuation allowance and stock-based compensation. Endgame’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors.

Adverse economic conditions may negatively impact Endgame’s business.

Endgame’s business depends on the overall demand for enterprise software and on the economic health of its current and prospective customers. If economic conditions in United States and other prospective markets for the Endgame platform deteriorate, many customers may delay or reduce their information technology spending. This could result in reductions in sales of the Endgame platform, a decrease in Endgame renewal rates, longer sales cycles, reductions in subscription duration and value, slower adoption of new technologies and increased price competition. Any of these events would likely have an adverse effect on Endgame’s business, operating results and financial position.

Risks Related to Government Regulation, Data Collection, Intellectual Property and Litigation

Failure to comply with governmental laws and regulations could harm Endgame’s business.

Endgame’s business is subject to regulation by various federal, state, local and foreign governments. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject Endgame to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, injunctions or other collateral consequences. If any governmental sanctions are imposed, or if Endgame does not prevail in any possible civil or criminal litigation, Endgame’s business, results of operations, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm Endgame’s business, reputation, results of operations and financial condition.

Any failure to protect Endgame’s proprietary technology and intellectual property rights could substantially harm its business and operating results.

Endgame’s success and ability to compete depend in part on its ability to protect its proprietary technology and intellectual property. To safeguard these rights, Endgame relies on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

Endgame has three issued patents relating to the Endgame platform and 12 patent applications pending in the United States relating to the Endgame platform. Endgame cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give Endgame the protection that Endgame seeks or that any such patents will not be challenged, invalidated or circumvented. Any patents that may issue in the future from Endgame’s pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. Obtaining and enforcing software patents in the United States is becoming increasingly challenging. Any patents Endgame has obtained or may obtain in the future may be found to be invalid or unenforceable in light of recent and future changes in the law. Endgame has registered the “Endgame” name and logo in the United States. Endgame has registrations and/or pending applications for additional marks in the United States; however, Endgame cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of Endgame’s proprietary rights. Endgame also licenses software from third parties for integration into the Endgame platform, including open source software and other software available on commercially reasonable terms. Endgame cannot assure you that such third parties will maintain such software or continue to make it available.

In order to protect Endgame’s unpatented proprietary technologies and processes, Endgame relies on trade secret laws and confidentiality and invention assignment agreements with its employees, consultants, strategic partners, vendors and others. Also, despite Endgame’s efforts to protect its proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, copy, reverse engineer or otherwise obtain and use them. In addition, others may independently discover Endgame’s trade secrets, in which case Endgame would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that Endgame enters into may not prevent unauthorized use or disclosure of its proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of its proprietary technology or intellectual property rights. Moreover, policing unauthorized use of Endgame’s technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. To the extent that Endgame expands its activities outside of the United States, Endgame’s exposure to unauthorized copying and use of its platform and proprietary information may increase. Endgame may be unable to determine the extent of any unauthorized use or infringement of the Endgame platform, technologies or intellectual property rights.

There can be no assurance that the steps that Endgame takes will be adequate to protect its proprietary technology and intellectual property, that others will not develop or patent similar or superior technologies, products or services, or that its trademarks, patents, and other intellectual property will not be challenged, invalidated or circumvented by others. Furthermore, effective trademark, patent, copyright, and trade secret protection may not be available in every country in which Endgame software is available or where Endgame has employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in internet and software-related industries are uncertain and still evolving.

In order to protect its intellectual property rights, Endgame may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce Endgame’s intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of its intellectual property. Furthermore, Endgame’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights. Endgame’s failure to secure, protect and enforce its intellectual property rights could seriously adversely affect its brand and adversely impact its business.

Endgame may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require Endgame to pay significant damages and could limit Endgame’s ability to use certain technologies.

Companies in the software and technology industries, including some of its current and potential competitors, own significant numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which Endgame’s patents may therefore provide little or no deterrence. Endgame may be subject to claims that it has misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent Endgame gains greater market visibility or faces increasing competition, Endgame faces a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to enterprise software companies. In addition, Endgame may be subject to claims that employees or contractors, or Endgame, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of Endgame’s competitors or other parties. To the extent that intellectual property claims are made against Endgame’s customers based on their usage of Endgame technology, Endgame may have certain obligations to indemnify and defend such customers from those claims. The term of Endgame’s contractual indemnity provisions often survives termination or expiration of the applicable agreement. Large indemnity payments, defense costs or damage claims from contractual breach could harm Endgame’s business, results of operations and financial condition.

There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of Endgame’s technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, could divert Endgame management’s attention and other resources and could result in adverse publicity. These claims could also subject Endgame to making substantial payments for legal fees, settlement payments, and other costs or damages, potentially including treble damages if Endgame is found to have willfully infringed patents or copyrights. These claims could also result in Endgame having to stop making, selling, offering for sale, or using technology found to be in violation of a third party’s rights. Endgame might be required to seek a license for the third-party intellectual property rights, which may not be available on reasonable terms or at all. Even if a license is available to Endgame, it may be required to pay significant upfront fees, milestones or royalties, which would increase its operating expenses. Moreover, to the extent Endgame only has a license to any intellectual property used in the Endgame platform, there may be no guarantee of continued access to such intellectual property, including on reasonable terms. As a result, Endgame may be required to develop alternative non-infringing technology, which could require significant effort and expense. If a third party is able to obtain an injunction preventing Endgame from accessing such third-party intellectual property rights, or if Endgame cannot license or develop technology for any infringing aspect of its business, Endgame would be forced to limit or stop sales of its software or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any of these results would adversely affect Endgame’s business, results of operations, financial condition and cash flows.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for the Endgame platform, and could have a negative impact on Endgame’s business.

The future success of Endgame’s business, and particularly its cloud offering, depends upon the continued use of the internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require Endgame to modify the Endgame platform in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for internet-based solutions such as the Endgame platform.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for the Endgame platform could suffer.

Endgame’s operating results may be negatively affected if it is required to pay additional state sales tax, value added, or other transaction taxes, and Endgame could be subject to liability with respect to all or a portion of past or future sales.

Endgame currently collects and remits sales and use, value added and other transaction taxes in certain of the jurisdictions where Endgame does business based on its assessment of the amount of taxes owed by it in such jurisdictions. However, in some jurisdictions in which Endgame does business, Endgame does not believe that it owes such taxes, and therefore it currently does not collect and remit such taxes in those jurisdictions or record contingent tax liabilities in respect of those jurisdictions.

Further, due to uncertainty in the application and interpretation of applicable tax laws in various jurisdictions, Endgame may be exposed to sales and use, value added or other transaction tax liability. A successful assertion that Endgame is required to pay additional taxes in connection with sales of the Endgame platform, or the imposition of new laws or regulations requiring the payment of additional taxes, would create increased costs and administrative burdens for Endgame. If Endgame is subject to additional taxes and determines to offset such increased costs by collecting and remitting sales taxes from its customers, or otherwise passing those costs through to its customers, companies may be discouraged from using the Endgame platform. Any increased tax burden may decrease Endgame’s ability or willingness to compete in relatively burdensome tax jurisdictions, result in substantial tax liabilities related to past sales or otherwise harm its business and operating results.

Endgame’s ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2018, Endgame had federal and state net operating loss carryforwards, or NOLs, of $143,719,114. Net operating loss carryforwards generated prior to 2018 expire at various times beginning in 2022. A lack of future taxable income would adversely affect Endgame’s ability to utilize these NOLs before they expire. Under the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, substantial changes in its ownership may limit the amount of pre-change NOLs that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a company’s ability to use NOLs if a company experiences a more-than-50-percent ownership change over a three-year testing period. The proposed merger with Elastic would be a more-than-50-percent ownership change for this purpose and may impair Endgame’s ability to use its NOLs prior to expiration, even if Endgame achieves profitability.

Endgame is subject to anti-corruption laws with respect to its domestic and international operations and non-compliance with such laws can subject Endgame to criminal and/or civil liability and materially harm its business.

Endgame is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the United Kingdom Bribery Act 2010, and other anti-corruption laws in countries in which Endgame conducts activities. Anti-corruption laws are interpreted broadly and prohibit Endgame from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. Endgame uses third-party law firms, accountants, and other representatives for regulatory compliance, sales, and other purposes in several countries. Endgame can be held liable for the corrupt or other illegal activities of these third-party representatives, its employees, contractors, and other agents, even if Endgame does not explicitly authorize such activities. In addition, although Endgame has implemented policies and procedures to ensure compliance with anti-corruption laws, there can be no assurance that all of its employees, representatives, contractors, or agents will comply with these laws at all times. Noncompliance with these laws could subject Endgame to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Endgame does not prevail in any possible civil or criminal litigation, Endgame’s business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm its business, results of operations, and financial condition. Moreover, as an issuer of securities, Endgame is also subject to the accounting and internal controls provisions of the FCPA. These provisions require Endgame to maintain accurate books and records and a system of internal controls sufficient to detect and prevent corrupt conduct. Failure to abide by these provisions may have an adverse effect on Endgame’s business, operations or financial condition.

Endgame is subject to governmental export and import controls and economic and trade sanctions that could impair its ability to conduct business in international markets and subject it to liability if Endgame is not in compliance with applicable laws and regulations.

The United States and other countries maintain and administer export and import laws and regulations, including various economic and trade sanctions including those administered by the Office of Foreign Assets Control, or OFAC, which apply to Endgame’s business. Endgame is required to comply with these laws and regulations. If Endgame fails to comply with such laws and regulations, it and certain of its employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on Endgame and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

Changes in the Endgame platform, or changes in applicable export or import laws and regulations may create delays in the introduction and sale of the Endgame platform in international markets or, in some cases, prevent the export or import of the Endgame platform to certain countries, governments or persons altogether. Any change in export or import laws and regulations or economic or trade sanctions, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations could also result in decreased use of the Endgame platform, or in Endgame’s decreased ability to export or sell its platform to existing or potential customers. Any decreased use of the Endgame platform limitation on Endgame’s ability to export or sell the Endgame platform would likely adversely affect its business, financial condition, and results of operations.

Endgame incorporates encryption technology into the Endgame platform. Encryption products may be exported outside of the United States only with the required export authorization, including by license, license exception or other appropriate government authorization. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. In addition, various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit Endgame’s ability to distribute its products or could limit its customers’ ability to implement its products in those countries. Although Endgame takes precautions to prevent its products from being provided in violation of such laws, Endgame’s products may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions Endgame takes. Governmental regulation of encryption technology and regulation of imports or exports, or Endgame’s failure to obtain required import or export approval for its products, could harm Endgame’s international sales and adversely affect its revenues.

Moreover, U.S. export control laws and economic sanctions programs prohibit the provision of services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Even though Endgame takes precautions to prevent its platform from being used by U.S. sanctions targets, the Endgame platform could be used by a sanctioned person or in an embargoed country despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm.

If the Endgame platform fails to function in a manner that allows its customers to operate in compliance with regulations and/or industry standards, Endgame’s revenue and operating results could be harmed.

Governmental and other customers may require the Endgame platform to comply with certain privacy, security and other certifications and standards. The cloud implementation of the Endgame platform holds various security certifications from government agencies and industry organizations, including the Federal Risk and Authorization Management Program compliance, and meets the Payment Card Industry Data Security Standard and the United States Health Insurance Portability and Accountability Act standard. Governments and industry organizations may adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, the Endgame platform. If Endgame fails to maintain its current security certifications and/or to continue to meet security standards, or if Endgame is unable to adapt the Endgame platform to changing legal and regulatory standards or other requirements in a timely manner, Endgame customers may lose confidence in the Endgame platform and Endgame’s business could be negatively impacted.

Endgame’s business could be adversely affected if its employees cannot obtain and maintain required security clearances or Endgame cannot maintain its facility security clearance.

If and when awarded, certain U.S. government contracts require Endgame’s employees to maintain various levels of security clearances, and Endgame would be required to maintain its facility security clearance, to comply with Department of Defense, or DoD, requirements. The DoD has strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If Endgame’s employees are unable to obtain security clearances in a timely manner, or at all, or if Endgame’s employees who hold security clearances are unable to maintain their clearances or terminate employment with Endgame, then a customer requiring classified work could terminate an existing contract or decide not to renew the contract upon its expiration. To the extent Endgame is not able to maintain its facility security clearance, Endgame may not be able to bid on or win new classified contracts. Classified contracts accounted for 39% of its revenue generated in the year ended December 31, 2018.

Risks Related to Ownership of Elastic Ordinary Shares

The market price for our ordinary shares has been and is likely to continue to be volatile or may decline regardless of our operating performance.

The stock markets, and securities of technology companies in particular, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated changes or fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	future sales or expected future sales of our ordinary shares;

•	investor perceptions of us and the industries in which we operate;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•

failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	breaches of, or failures relating to, security, privacy or data protection;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors, particularly with respect to Mr. Banon;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

The concentration of our share ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring shareholder approval.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities together beneficially owned approximately 49.8% of our ordinary shares outstanding as of August 21, 2019. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including matters such as adoption of the financial statements, declarations of dividends, the appointment and dismissal of directors, capital increases, amendment to our articles of associations and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.

In addition, four of our non-executive directors are affiliated with a holder of greater than 5% of our ordinary shares.

The issuance of additional shares in connection with financings, acquisitions, investments, our share incentive plans or otherwise will dilute all other shareholders.

Our articles of association authorize us to issue up to 165 million ordinary shares and up to 165 million preference shares with such rights and preferences as included in our articles of association. Our 2018 Extraordinary Meeting has empowered our board of directors to issue ordinary shares and preference shares up to our authorized share capital for a period of five years from October 10, 2018. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders unless pre-emptive rights exist and cause the market price of our ordinary shares to decline.

Certain holders of our ordinary shares may not be able to exercise pre-emptive rights and as a result may experience substantial dilution upon future issuances of ordinary shares.

Holders of our ordinary shares in principle have a pro rata pre-emptive right with respect to any issue of ordinary shares or the granting of rights to subscribe for ordinary shares, unless Dutch law or our articles of association state otherwise or unless explicitly provided otherwise in a resolution by the General Meeting, or—if authorized by the annual General Meeting or an extraordinary General Meeting by a resolution of our board of directors. Our 2018 Extraordinary Meeting has empowered our board of directors, to limit or exclude pre-emptive rights on ordinary shares for a period of five years from October 10, 2018, which could cause existing shareholders to experience substantial dilution of their interest in us.

Pre-emptive rights do not exist with respect to the issue of preference shares and holders of preference shares, if any, have no pre-emptive right to acquire newly issued ordinary shares. Also, pre-emptive rights do not exist with respect to the issue of shares or grant of rights to subscribe for shares to employees of Elastic or contributions in kind.

Sales of substantial amounts of our ordinary shares in the public markets, or the perception that they might occur, could reduce the price that our ordinary shares might otherwise attain.

Sales of a substantial number of shares of our ordinary shares in the public market, particularly sales by our directors, executive officers and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate.

In addition, holders of an aggregate of approximately 42,665,555 ordinary shares, based on shares outstanding as of April 30, 2019, are entitled to rights with respect to registration of these shares under the Securities Act pursuant to our amended and restated investors’ rights agreement. If these holders of our ordinary shares, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our ordinary shares. We have also registered the offer and sale of all ordinary shares that we may issue under our equity compensation plan.

Certain anti-takeover provisions in our articles of association and under Dutch law may prevent or could make an acquisition of our company more difficult, limit attempts by our shareholders to replace or remove members of our board of directors and may adversely affect the market price of our ordinary shares.

Our articles of association contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for shareholders to appoint directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•

the staggered three-year terms of the members of our board of directors, as a result of which only approximately one-third of the members of our board of directors may be subject to election in any one year;

•

a provision that the members of our board of directors may only be removed by a General Meeting by a two-thirds majority of votes cast representing at least 50% of our issued share capital if such removal is not proposed by our board of directors;

•

a provision that the members of our board of directors may only be appointed upon binding nomination of the board of directors, which can only be overruled with two-thirds majority of votes cast representing at least 50% of our issued share capital;

•

the inclusion of a class of preference shares in our authorized share capital that may be issued by our board of directors, in such a manner as to dilute the interest of shareholders, including any potential acquirer or activist shareholder, in order to delay or discourage any potential unsolicited offer or shareholder activism;

•	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors; and

•	minimum shareholding thresholds, based on nominal value, for shareholders to call General Meetings of our Shareholders or to add items to the agenda for those meetings.

We are subject to the Dutch Corporate Governance Code but do not comply with all the suggested governance provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and suggested governance provisions for management boards, supervisory boards, shareholders and general meetings, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, public companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the suggested governance provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. The principles and suggested governance provisions apply to our board of directors (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the General Meeting (for example, regarding anti-takeover protection and our obligations to provide information to our shareholders) and financial reporting (such as external auditor and internal audit requirements). We comply with all applicable provisions of the DCGC except where such provisions conflict with U.S. exchange listing requirements or with market practices in the United States or the Netherlands. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the suggested governance provisions of the DCGC.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Were this position to change, payment of future dividends may be made only if our equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves required to be maintained by Dutch law or by our articles of association. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our ordinary shares, our share price and trading volume could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year after the first anniversary of our initial public offering in which the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of the NYSE and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. Although we have already hired additional personnel to help comply with these requirements, we may need to further expand our legal and finance departments in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this proxy statement/prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition, results of operations and prospects.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may, therefore, be adversely affected.

As a public company in the United States, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending April 30, 2020, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with these obligations. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, one member of our board of directors and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S.

federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. In such proceedings, however, a Dutch court may be expected to recognize the binding effect of a judgment of a federal or state court in the United States without re-examination of the substantive matters adjudicated thereby, if (i) the jurisdiction of the U.S. federal or state court has been based on internationally accepted principles of private international law, (ii) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (iii) that judgment does not contravene public policy of the Netherlands and (iv) that judgment is not incompatible with (x) an earlier judgment of a Dutch court between the same parties, or (y) an earlier judgment of a foreign court between the same parties in a dispute regarding the same subject and based on the same cause, if that earlier foreign judgment is recognizable in the Netherlands.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there can be no assurance that a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

A non-U.S. corporation will generally be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. For purposes of the PFIC asset test, the value of our assets will generally be determined by reference to our market capitalization. However, if we are considered to be a “controlled foreign corporation,” or CFC, that is not “publicly traded” for purposes of the PFIC rules during a tested period, the value of our assets will generally be determined by reference to our adjusted bases in our assets during such tested period. Due in part to changes in the CFC attribution rules as part of the Tax Cuts and Jobs Act, we may have been a CFC prior to our IPO. However, based on our past and current projections of our income and assets, we do not expect to be a PFIC for the current taxable year or for the foreseeable future. Nevertheless, a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year). Since our projections may differ from our actual business results and our market capitalization and value of our assets may fluctuate, we cannot assure you that we will not be or become a PFIC in the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations”) holds our ordinary shares, the U.S. holder may be subject to adverse tax consequences. Each U.S. holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections.

If a U.S. holder is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Under changes implemented by the Tax Cuts and Jobs Act, because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any investor who may be a United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Failure to comply with these reporting obligations may subject a U.S. holder who is a United States shareholder to significant monetary penalties and may prevent from starting the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. A U.S. holder should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

Dutch dividend withholding tax may be levied on dividends and similar distributions made by us to our shareholders at the statutory rate of 15%. If dividend distributions are structured as a repayment of capital or a repurchase of shares, Dutch withholding tax may still be due at 15%. Such repayment of capital or repurchase of shares will be exempt from dividend withholding tax only in limited circumstances.

THE EXTRAORDINARY MEETING OF SHAREHOLDERS

Date, Time and Place of the Extraordinary Meeting

The Extraordinary Meeting will be held at Elastic’s offices at Keizersgracht 281, 1016 ED Amsterdam, The Netherlands, on October 4, 2019 at 5:00 p.m., CEST.

Purpose of the Extraordinary Meeting

At the Extraordinary Meeting, Elastic shareholders will be asked to consider and vote on the Elastic Merger and Share Issuance Approval Proposal.

Recommendation of the Elastic Board of Directors

On June 4, 2019, after careful consideration, the Elastic Board approved the Merger Agreement and the Elastic Share Issuance and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance, are advisable and fair to, and in the best interests of, Elastic and its stakeholders.

The Elastic Board accordingly recommends that the Elastic shareholders vote “FOR” the Elastic Merger and Share Issuance Approval Proposal.

Elastic Record Date; Shareholders Entitled to Vote

Only shareholders of record of Elastic Ordinary Shares at the close of business on September 6, 2019, the Record Date, will be entitled to notice of, and to vote at, the Extraordinary Meeting or any reconvention thereof. A list of shareholders of record entitled to vote at the Extraordinary Meeting will be available beginning two business days after notice of the Extraordinary Meeting is given, and continuing through the Extraordinary Meeting, at our executive offices and principal place of business at 800 West El Camino Real, Suite 350, Mountain View, California 94040 for inspection by shareholders during ordinary business hours for any purpose germane to the Extraordinary Meeting. The list will also be available at the Extraordinary Meeting for examination by any shareholders of record present at the Extraordinary Meeting.

As of August 21, 2019, (the last practicable date prior to the Record Date and the mailing of this proxy statement/prospectus), there were outstanding a total of 76,525,116 Elastic Ordinary Shares entitled to vote at the Extraordinary Meeting. As of August 21, 2019, approximately 44.2% of the outstanding Elastic Ordinary Shares were held by Elastic directors and executive officers and their affiliates. We currently expect that Elastic’s directors and executive officers will vote their shares in favor of the above-listed proposals.

Quorum

Shareholders who hold at least one-third of the outstanding Elastic Ordinary Shares as of the close of business on the Record Date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum for the transaction of business at the Extraordinary Meeting. Elastic Ordinary Shares represented at the Extraordinary Meeting and entitled to vote but not voted, including shares for which a shareholder directs an “abstention” from voting and broker non-votes (shares held by banks, brokerage firms or nominees that are present in person or by proxy at the Extraordinary Meeting but with respect to which the broker or other shareholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will be counted as present for purposes of establishing a quorum. Elastic Ordinary Shares held in treasury will not be included in the calculation of the number of Elastic Ordinary Shares represented at the meeting for purposes of determining whether a quorum is present.

Required Vote

All shares entitled to vote and that are voted in person at the Extraordinary Meeting will be counted, and all shares represented by properly executed and unrevoked proxies received prior to the Extraordinary Meeting will be voted at the Extraordinary Meeting as indicated in such proxies. Approval of the Elastic Merger and Share Issuance Approval Proposal requires a majority of the votes cast where more than one-third of the issued and outstanding shares are represented.

Abstentions and Broker Non-Votes

If you are an Elastic shareholder and fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have no effect on the Elastic Merger and Share Issuance Approval Proposal, assuming a quorum is present.

Voting on Proxies; Incomplete Proxies

A proxy card is enclosed for your use. Elastic requests that you follow the instructions contained on the proxy card and vote via the Internet, by telephone, or mail, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the Elastic Ordinary Shares represented by it will be voted at the Extraordinary Meeting or any reconvention thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the Elastic Ordinary Shares represented are to be voted with regard to a particular proposal, the Elastic Ordinary Shares represented by the proxy will be voted as recommended by the Elastic Board. At the date hereof, management has no knowledge of any business that will be presented for consideration at the Extraordinary Meeting and which would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in the Notice of Extraordinary Meeting of Shareholders. If any other matter is properly presented at the Extraordinary Meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please vote today following the instructions contained on the enclosed proxy card whether or not you plan to attend the Extraordinary Meeting in person.

Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in “street name”), your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters without instructions from you. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions from your broker, bank, trust company or other nominee provided to you. Please check the voting form used by your broker, bank, trust company or other nominee. If you do not provide your broker, bank, trust company or other nominee with instructions on how to vote your shares, your broker, bank, trust company or other nominee may not vote your shares, which will have no effect on the Elastic Merger and Share Issuance Approval Proposal, in each case, assuming a quorum is present.

Please note that you may not vote shares held in street name by returning a proxy card directly to us or by voting in person at the Extraordinary Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, trust company or other nominee.

Revocability of Proxies and Changes to an Elastic Shareholder’s Vote

You have the power to revoke your proxy at any time before your proxy is voted at the Extraordinary Meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•

if you are a holder of record, you can attend the Extraordinary Meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Elastic’s Corporate Secretary at Elastic N.V., 800 West El Camino Real, Suite 350, Mountain View, California 94040, no later than the beginning of the Extraordinary Meeting. If your shares are held in “street name” by your bank or broker, you should contact your broker to change your vote or revoke your proxy.

Solicitation of Proxies

In accordance with the Merger Agreement, the cost of proxy solicitation for the Extraordinary Meeting will be borne by Elastic. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Elastic, some of whom may be considered participants in the solicitation, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Elastic will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Attending the Extraordinary Meeting of Shareholders

You may attend the Extraordinary Meeting if, on the Record Date, you were a shareholder of record or a beneficial owner. If you would like to attend the Extraordinary Meeting in person, you must notify Elastic by submitting your name and number of registered shares to the Elastic’s e-mail address ir@elastic.co by 8:00 PM EDT on October 2, 2019. You will be asked to show photo identification and the following:

•

If you are a shareholder of record, your paper proxy card that includes your name, or admission ticket that you received with a paper proxy card or that you obtained from our shareholder voting site at www.proxyvote.com; or

•

If you are a beneficial owner, the voting instruction card you received from your broker, bank or other intermediary, or a printed statement from such organization or online access to your brokerage or other account, showing your stock ownership on the Record Date.

We will not be able to accommodate guests without proper evidence of share ownership as of the Record Date at the Extraordinary Meeting, including guests of our shareholders.

The meeting will begin promptly at 5:00 p.m. CEST, and you should leave ample time for the check-in procedures.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Extraordinary Meeting, please contact Investor Relations at 800 West El Camino Real, Suite 350, Mountain View, California 94040, by telephone number +1 (650) 695-1055, or e-mail, ir@elastic.co.

INFORMATION ABOUT THE COMPANIES

Elastic N.V.

Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, California 94040

Phone: (650) 458-2620

Elastic N.V., a Dutch public limited liability company (naamloze vennootschap), is a search company. Elastic was founded to bring the power of search to a broad range of business and consumer use cases. Elastic’s products enable our users and customers to instantly find relevant information and insights in large amounts of data. Elastic offers the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. The Elastic Stack is designed for direct use by developers to power a variety of use cases. Elastic also offers software solutions built on the Elastic Stack that address a wide variety of use cases. The Elastic Stack and Elastic’s solutions are designed to run on premises, in public or private clouds, or in hybrid environments.

Elastic’s Ordinary Shares are listed on the NYSE under the symbol “ESTC.”

See “Business”, “Legal Proceedings,” “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities”, “Elastic N.V. Selected Financial Data”, “Elastic Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,” “Quantitative and Qualitative Disclosures About Market Risk” for more information regarding Elastic.

Endgame, Inc.

Endgame, Inc.

3101 Wilson Boulevard, Suite 500

Arlington, Virginia 22201

Phone: (703) 650-1250

Overview

Endgame is a security company that offers an endpoint protection platform designed to empower security operators of varied skill levels to prevent, detect, and respond to advanced cyberattacks.

Endgame’s mission is to protect the world’s data from attack. To achieve this goal, Endgame has focused its efforts on protecting its customers at the endpoint (including servers, desktops, laptops, and virtual machines). Endpoints are often the key targets of adversaries, as an organization’s sensitive data often resides at the endpoint, operators perform critical tasks at the endpoint, and endpoints provide an interface where attackers can target humans through phishing, ransomware, social engineering and other methods. Moreover, as enterprises become more distributed, workers become more mobile, and regulations increasingly emphasize the importance of data localization, we believe that organizations must invest in protection at the endpoint to complement firewall and other network-based protections to secure their data.

Endgame has built an advanced platform that works to stop adversaries at the endpoint. Using machine learning technology, Endgame enables security operators of varied skill levels to stop a wide range of attacks, from ransomware to phishing and targeted attacks. Endgame accomplishes this through a single, autonomous agent that is managed by a single user interface and security operations tier.

Endgame offers several deployment alternatives, including cloud, on-premises, and hybrid options which are designed to meet the compliance and operational requirements of complex and distributed organizations. In addition, Endgame protects endpoints across Windows, Mac, Linux, and Solaris operating systems with no compromises in visibility or response.

Since Endgame began selling its endpoint protection platform late in 2016, its revenue and customer base have grown rapidly, and Endgame customers now include large commercial and governmental enterprises.

Endgame History / Corporate Background

Endgame was founded in 2008 and is incorporated in Delaware with headquarters in Arlington, Virginia.

Until 2016, Endgame’s primary business was the development and delivery of professional services and customized software to U.S. government agencies. In 2016, Endgame began the development and marketing of an enterprise-scale endpoint protection platform that was the predecessor to the product that it sells today.

In 2017, as a result of changing market conditions and the success associated with the development and sale of the endpoint protection platform, Endgame elected to divest the entirety of its legacy professional services business to Accenture Federal Services, LLC. This transaction allowed Endgame to focus its efforts solely on the development, marketing and sale of the endpoint protection platform.

Since this transition, revenue and customer count have grown quickly. Endgame’s revenues were $19.8 million for the year ended December 31, 2018, compared to $5.2 million for the year ended December 31, 2017, an increase of $14.6 million, or 279%. Endgame’s revenues were $12.5 million in the six months ended June 30, 2019 compared to $9.5 million in the six months ended June 30, 2018, an increase of $3.0 million, or 32%. This increase in revenues was primarily due to the addition of new customers. The licensed customer base increased from 28 at the end of 2017 to 87 at the end of 2018. As of June 30, 2019, Endgame had 122 licensed customers.

In the years ended December 31, 2018 and December 31, 2017, Endgame incurred net losses of $20.0 million and $30.3 million, respectively, and its operating cash flow was negative $17.9 million and $5.4 million respectively. Endgame has continued to incur net losses with negative operating cash flow since then.

Strategy and Market Opportunity

As the world has increasingly moved to cloud-based and encrypted communications, we believe network-based protections have reduced visibility and control over enterprise attacks. We believe an effective security program must include the endpoint to prevent the execution of malware, to prevent adversaries from taking control, or to prevent insiders from inadvertently or intentionally exposing an organization to data loss or damage.

Historically, antivirus providers followed a file-based approach to protection, which entails actions such as stopping bad files from running, stopping unwanted applications, and trying to prevent malware from gaining unauthorized access to a machine or a network. Today, there are several advanced tactics that attackers use. MITRE ATT&CK is a globally-accessible knowledge base of adversary tactics and techniques based on real-world observations. The MITRE ATT&CK knowledge base is used as a foundation for the development of specific threat models and methodologies in the private sector, in government, and in the cybersecurity product and service community. The MITRE ATT&CK matrix describes 12 types of adversarial tactics. We believe that attackers, or adversaries, have the advantage over organizations that do not protect against a variety of adversarial tactics.

Endgame has built its product to focus on several adversarial tactics and the full lifecycle of the attack. Endgame sees endpoint protection as a combination of tools that offer prevention, detection and response capabilities. Specifically, the Endgame platform is designed to block attacks that are known to be bad right now, and to detect, contain and respond to the attacks that may be discovered to be harmful in the future. Endgame extends this capability by including additional capabilities like threat hunting and incident response in its base platform.

Endgame’s platform is purpose-built for the converged prevention, detection and response market opportunity in endpoint security. The Endgame platform is built from the ground-up as one product with a single agent and sold as one product without add-ons and upsells.

The benefit of one product addressing all three problems is that customers can build operational workflows and processes faster, helping security teams discover threats faster and make confident and accurate investigation decisions, leading to more efficient resolution of security incidents.

Product

Endgame’s product is the Endgame endpoint protection platform. The platform delivers key pieces of functionality, all in a single, lightweight and autonomous agent:

•	Prevention based upon next-generation antivirus technology such as adversary behaviors and machine learning;

•	Detection and response, powered by intelligent automation and an intuitive, user-focused interface; and

•	An architecture and operations platform that offers high configurability and broad operating system coverage, and that is built for today’s hybrid enterprises.

Prevention

Endpoint prevention tools are designed to automatically stop adversary activity. The Endgame platform provides for on-line and off-line protection against exploits, phishing, malware, ransomware, fileless attacks, and goes beyond malware to detect and block attack techniques at the endpoint.

Specific components of Endgame’s prevention functionality include prevention models, malware prevention, phishing prevention, ransomware behavioral prevention, kernel behavior prevention, exploit prevention and fileless attack prevention.

Detection and Response

Endgame includes protection techniques covering the MITRE ATT&CK matrix. A single interface provides all administration and agent management and is designed to streamline incident response and hunt operations. Endgame streamlines advanced capabilities such as endpoint detection and response, incident response, and threat hunting with a user experience and workflow that is designed by security researchers, and solves real-world use cases encountered by security operations professionals. Endgame’s role-based administration integrates intelligent automation with Artemis, a natural-language understanding user interface.

Specific components in Endgame’s detection and response functionality include, among others, a natural-language understanding chatbot called Artemis, an attack visualization tool called Resolver, an event query language, customization features, and runtime analytics.

Architecture and Operations

The Endgame platform has implemented a single host agent for prevention, detection and response, managed by a security operations tier, and backed by cloud-driven services. This architecture brings an integrated, three-tiered approach to protection, including:

•	Endgame Agent, which is a single, lightweight and tamper-resistant agent that can operate autonomously, including when disconnected.

•	Endgame Operations Platform, which provides an interface for agent management and administration and all detection and response workflows, including incident response and hunt operations.

•	Endgame Global, which delivers a common interface and access to all event data and contextual information across even the most complex organizations.

Competition

The endpoint security market is large and competitive. Endgame expects competition to increase in the future from both established competitors and new market entrants. Current competitors include:

•

Next-generation endpoint security companies that are moving towards addressing the converged prevention, detection and response market, including CrowdStrike Holdings, Inc., BlackBerry Cylance and Carbon Black, Inc;

•	Incumbent antivirus solution vendors, including McAfee, LLC and Symantec Corporation; and

•	Network security providers who offer endpoint solutions that are ancillary to their core business, such as Palo Alto Networks, Inc., and FireEye, Inc.

Further, companies that address other aspects of security may offer competing products or alternative approaches to securing an organization against cyberattacks.

Sales and Marketing

Endgame markets its platform to customers in a variety of industries. Endgame has seen particularly strong adoption among U.S. government customers. The majority of Endgame’s revenue for the year ended December 31, 2018 came from a small number of U.S. government customers.

A number of Endgame transactions are facilitated through channel partners, including resellers, managed security service providers, and incident response / compromise assessment providers. In particular, the majority of international sales are carried out through channel partners. Endgame has recently commenced international sales expansion, and currently has customers in seven countries: United States, Canada, United Kingdom, Germany, Italy, Qatar, and UAE.

Intellectual Property

Endgame has significant know-how and proprietary technology, upon which its business depends. To protect its know-how and proprietary technology, Endgame relies on trade secret laws, patents, copyrights, trademarks and confidentiality agreements and contracts with employees, consultants and other parties.

Endgame has been issued three U.S. patents, one of which expires in 2033 and two of which expire in 2037, and has 12 pending U.S. patent applications, and 6 corresponding international patents and/or patent applications.

Employees and Locations

As of June 30, 2019, Endgame had 145 employees, with offices in Arlington, Virginia and San Francisco, California.

Endgame has never paid or declared any cash dividends on Endgame Capital Stock. Regardless of whether the Merger occurs or does not occur, Endgame does not anticipate paying any cash dividends on Endgame Capital Stock in the foreseeable future, and Endgame intends to retain all available funds and any future earnings to fund the development and expansion of its business.

Merger Sub

Avengers Acquisition Corp.

800 West El Camino Real, Suite 350

Mountain View, California 94040

Phone: (650) 458-2620

Avengers Acquisition Corp., a wholly owned subsidiary of Elastic, is a Delaware corporation that was formed on June 3, 2019 for the purpose of effecting the Merger. Upon completion of the Merger, Merger Sub will be merged with and into Endgame, with Endgame surviving as a wholly owned subsidiary of Elastic. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Merger.

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger. This section is not intended to provide you with any factual information about Elastic or Endgame. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Elastic makes with the SEC.

Structure of the Merger

At the effective time of the Merger, Merger Sub, a wholly owned subsidiary of Elastic formed to effect the Merger, will merge with and into Endgame. Endgame will be the surviving corporation in the Merger and will thereby become a wholly owned subsidiary of Elastic.

Merger Consideration

In the Merger, each outstanding share of Endgame Capital Stock (other than shares owned by Endgame, which will be cancelled, and dissenting shares, which will be subject to the results of the applicable appraisal proceeding) will be converted into the right to receive (i) such number of Elastic Ordinary Shares as required pursuant to the terms of the Merger Agreement and Endgame’s Charter in respect of such shares of Endgame Capital Stock, (ii) the par value of such Elastic Ordinary Shares which amount shall not be paid but shall be set off against the corresponding obligation to pay such par value of each Elastic Ordinary Share to Elastic, (iii) a portion of the Securityholder Representative’s expense fund, which will be deposited with the Securityholder Representative and (iv) the contingent right to receive such party’s share of any Elastic Ordinary Shares released from the escrow fund pursuant to the terms of the Merger Agreement. Elastic will also assume all outstanding in-the-money Endgame options and issue a number of Elastic Ordinary Shares with a value equivalent to the amount due under certain outstanding retention bonus awards.

Background of the Merger

Over the past several years, Elastic and Endgame have had periodic commercial-related discussions in connection with potential opportunities between the two companies. This activity began in 2013 when members of the Endgame team began training on Elasticsearch software and ultimately resulted in the use of the open source Elasticsearch software within the Endgame product. Aside from training and development support, these discussions did not result in a commercial license between the two companies.

Endgame’s Board and management periodically consider various strategic and other opportunities available to Endgame to enhance stockholder value, taking into consideration Endgame’s performance, competitive dynamics, macroeconomic developments and industry trends. These reviews have included discussions as to whether the continued execution of Endgame’s strategy as a standalone company or a sale to a third party offer the best avenue to enhance stockholder value.

Over the past several years, Endgame has periodically received unsolicited inquiries regarding a potential strategic transaction involving the company. In some cases, preliminary discussions regarding a potential transaction or partnership were held, but in each case Endgame and its board of directors determined that it was in the best interests of the company and its stockholders at the time to continue operating as standalone company and to continue executing on its business plan.

In late-2018 and early-2019, Endgame’s Board and management determined that it would be in the best interests of the company and its stockholders to evaluate the pursuit of certain strategic transactions. In January and February 2019, at the direction of the Endgame Board, Endgame management interviewed several internationally-recognized financial advisors to assist the company in evaluating and carrying out a capital raise and market check associated a potential sale of the company. In March 2019, Allen & Company (“Allen”), acting as financial advisors to Endgame, contacted Shay Banon, CEO of Elastic, to inform him of a potential sale process. Prior to that conversation, none of the discussions between representatives of Elastic and Endgame involved the possibility of an acquisition of Endgame. This contact resulted in a meeting between company executives on April 3, 2019 at Elastic’s office in Mountain View, CA.

On April 4, 2019, Gregory Tademoto, VP of Business Development at Elastic, contacted Nathaniel Fick, CEO of Endgame, to express Elastic’s interest in exploring a potential transaction. Following the call, Mr. Tademoto sent a mutual nondisclosure agreement to Mr. Fick so the parties could begin discussions and engage in preliminary diligence in connection with a potential transaction. On April 9, 2019, Elastic and Endgame entered into the mutual nondisclosure agreement related to a possible negotiated transaction between Elastic and Endgame.

On April 12, 2019, Messrs. Banon and Tademoto and other representatives of Elastic met with Mr. Fick and other members of Endgame management at Endgame’s headquarters. The parties engaged in various information exchanges regarding their respective businesses, products, technology and operations for the purpose of analyzing the benefits of a potential acquisition transaction.

Between April 12, 2019 and April 26, 2019, Mr. Fick, Joann O’Connell, SVP Strategy of Endgame, and Mark Snell, CFO of Endgame, had numerous calls and email correspondence with Mr. Tademoto and other representatives of Elastic to review Endgame’s business, products, technology, operations, and financial information, and the parties engaged in related diligence efforts.

On April 26, 2019, Messrs. Tademoto and Fick engaged in further discussions regarding a potential acquisition, but no offer or formal indication of interest was made at such time. After discussion, Messrs. Fick and Tademoto agreed that an in-person meeting between representatives of Elastic and Endgame would be helpful for Elastic to further understand Endgame’s products, technology and the benefits of a potential acquisition.

Between May 1, 2019 and May 3, 2019, Messrs. Banon and Tademoto met with Messrs. Fick and Snell and Ms. O’Connell and other members of Endgame’s management at Endgame’s headquarters. Endgame provided Elastic with further information regarding Endgame’s products, technology and operations for the purpose of assisting Elastic with further analyzing the benefits of a potential acquisition transaction.

On May 12, 2019, Mr. Banon delivered a verbal indication of interest to Mr. Fick for Elastic to acquire 100% of the outstanding shares of capital stock of Endgame for total consideration of $234 million (inclusive of estimated indebtedness). The purchase price would be paid in Elastic Ordinary Shares and repayment of outstanding Endgame debt.

From May 12, 2019 to May 21, 2019, Mr. Banon had multiple calls with Mr. Fick and Thomas Noonan, a board member of Endgame, to further discuss and clarify the terms of Elastic’s offer.

On May 18, 2019, the Endgame Board met to further discuss the offer. After considering the directors’ fiduciary duties and the process for evaluating and considering Elastic’s proposal and potential alternatives, the Endgame Board unanimously authorized Endgame management and its advisors to commence negotiation of a definitive agreement and of other key terms associated with the offer.

On May 21, 2019, Mr. Fick indicated to Mr. Banon that the general terms of Elastic’s previously communicated indication of interest would be acceptable to Endgame, subject to clarification of certain transaction terms concerning, among other things, the treatment of Endgame equity awards and various risk allocation terms. Also on May 21, 2019, a representative of Elastic delivered to representatives of Endgame a draft exclusivity agreement.

From May 21, 2019 through May 30, 2019, Elastic and Endgame continued to negotiate the terms of the potential transaction.

On May 23, 2019, a representative of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), Elastic’s outside legal counsel, delivered to Cooley LLP (“Cooley”), Endgame’s outside legal counsel, a due diligence list.

Also on May 23, 2019, a representative of Cooley delivered to representatives of Wilson Sonsini a summary of certain proposed terms for the potential transaction that Endgame wished to discuss in connection with the proposed transaction, including with respect to the valuation of Elastic Ordinary Shares to be issued in the transaction, the treatment of Endgame equity awards, closing conditions, termination provisions, and various risk allocation terms.

On May 24, 2019, Endgame provided certain representatives of Elastic and Wilson Sonsini with access to a virtual data room containing various materials. Throughout the negotiation period, the parties continued to engage in various information exchanges in connection with the potential transaction.

On May 24, 2019, the Elastic Board held a special meeting during which, among other things, certain members of the Elastic management team provided a summary of and the members of the Elastic Board discussed, the discussions with Endgame and the potential benefits and risks of a potential transaction with Endgame.

Also on May 24, 2019, representatives of Elastic, Wilson Sonsini, Endgame, and Cooley engaged in a discussion concerning proposed terms for the potential transaction, including those raised by the Endgame’s summary of proposed terms.

On May 28, 2019, the Endgame Board conducted a meeting to review and accept Elastic’s proposal and approve completion of the exclusivity and non-solicitation agreement.

Between May 28, 2019 and May 30, 2019, representatives of Endgame held a number of lengthy management meetings in Arlington, VA and by conference call with various representatives of Elastic, during which in-depth financial, technological, legal and other due diligence was conducted.

On May 29, 2019, a representative of Wilson Sonsini sent a draft of a proposed definitive Merger Agreement to representatives of Cooley.

On May 30, 2019, Endgame entered into an exclusivity and non-solicitation agreement with Elastic providing for exclusive negotiations for a 20-day period.

On May 31, 2019, Wilson Sonsini sent an initial draft of a form support agreement pursuant to which certain of Endgame’s executive officers and all directors and their affiliated funds would agree in their respective capacities as stockholders of Endgame, among other things, to vote in favor of the proposed transaction with Elastic and against any potential competing proposal. Over the next several days, representatives of Cooley and Wilson Sonsini exchanged drafts of the form of support agreement.

On June 1, 2019, representatives of Cooley provided a revised draft of the definitive Merger Agreement to representatives of Wilson Sonsini. Between June 1, 2019 and June 4, 2019, representatives of Wilson Sonsini and representatives of Cooley exchanged drafts of the Merger Agreement and ancillary transaction documents and, together with representatives of Elastic and Endgame, held various telephonic discussions to progress negotiations between the parties on transaction terms, including the structure of the transaction, the calculation of the Elastic trading price, the terms of the proposed collar mechanism, the scope of representations and warranties, certain closing conditions, the amount of the termination fee and events that would trigger its payment, and certain indemnification provisions.

On June 4, 2019, the Elastic Board held a special meeting and (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance, are fair to, advisable and in the best interests of Elastic and its stakeholders, (2) approved the Merger Agreement and the transactions contemplated thereby, and (3) resolved to recommend that Elastic shareholders vote for the approval of the resolution of the Board that Elastic shall enter into the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance.

Beginning on June 4, 2019 and into June 5, 2019, the Endgame Board held a special meeting to consider approving the proposed Merger. Representatives of Allen made a presentation regarding the process that had resulted in the proposed Merger and summarized the key terms of the proposed Merger, including the structure, aggregate value, potential price adjustments, the pricing collar mechanism, closing conditions, the overall expected timing for stockholder and regulatory approval of the proposed Merger, and the expected closing timeline. Representatives of Cooley made a presentation regarding the key legal terms of the transaction and reviewed with the Endgame Board their fiduciary duties overall and in the context of the proposed Merger. Following discussion among the Endgame Board, Endgame management, Allen and Cooley, the Endgame Board approved the terms of the Merger Agreement and the transactions contemplated thereby.

Following these meetings, on June 5, 2019, Elastic and Endgame signed the definitive Merger Agreement. Contemporaneously with the execution and delivery of the Merger Agreement, Elastic and certain of Endgame’s executive officers and all directors and their affiliated funds entered into the Endgame Support Agreement and certain of Elastic’s officers and directors and their affiliated funds entered into the Elastic Support Agreement. On the same day, Elastic issued a press release announcing the transaction.

Elastic’s Reasons for the Merger and Elastic Share Issuance; Recommendation of the Elastic Board of Directors

In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Elastic Board consulted with Elastic’s management, as well as Elastic’s legal advisors, and considered a number of factors, including the following factors which it viewed as supporting its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (not in any relative order of importance):

•

the Elastic Board and management’s familiarity with the business operations, strategy, earnings and prospects of Endgame and the scope and results of the due diligence investigation of Endgame conducted by Elastic;

•	the strength of Endgame’s management team and engineering team, and the potential benefits and detriments of combining the workforces of the two companies;

•	the commonality and harmony between go-to-market models and strategies and product roadmaps between the two companies and related factors;

•	the view that the Merger will generate cost savings and improvements;

•	the recommendations of Elastic’s management team, including with respect to integration of and future plans for Endgame and its products and businesses;

•

the comprehensive terms and conditions of the Merger Agreement and the transactions contemplated therein, including the representations, warranties, covenants, indemnities, closing conditions and termination provisions;

•

the amount and form of consideration to be paid in the Merger and the other financial terms of the Merger, including the manner in which each Elastic Ordinary Share is valued for purposes of determining the consideration payable in the Merger and the resulting number of shares anticipated to be issued in connection with the transaction, including the collar provision;

•	the likelihood that the Merger will be completed on a timely basis, including the likelihood that the transaction will receive all necessary regulatory approvals;

•

the entry into the support agreements by certain of Endgame’s directors, officers and largest stockholders, whose shares in the aggregate represented over 66% of the voting power of all outstanding Endgame Capital Stock as of June 5, 2019;

•

the entry into the support agreements by certain of Elastic’s directors, officers and largest shareholders, whose shares in the aggregate represented approximately 56% of the voting power of all outstanding Elastic shares as of June 5, 2019; and

•	the trends and competitive developments in the industry and the range of strategic alternatives available to Elastic.

The Elastic Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger, including the following (not in any relative order of importance):

•	the risk that the potential benefits of the Merger may not be fully or even partially achieved, or may not be achieved within the expected timeframe;

•	costs associated with the Merger and the other transactions contemplated by the Merger Agreement;

•	the regulatory risk associated with the Merger, including the likelihood and degree to which a governmental authority may require mitigation measures to approve the Merger;

•	the risk that the transactions contemplated by the Merger Agreement may not be consummated despite the parties’ efforts or that the closing of the transactions may be unduly delayed;

•

the risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of Endgame and its subsidiaries, which may not entitle Elastic to terminate the Merger Agreement;

•	the risks associated with the challenges and difficulties relating to integrating the operations of the two companies;

•	the risk that the Elastic shareholders or Endgame stockholders might fail to approve the Merger;

•	the risks associated with the effects of general competitive, economic, political, and market conditions, including fluctuations in the trading price of Elastic Ordinary Shares;

•	the risks associated with the complexity of the product integration;

•	the risks associated with the success and adoption of the integrated offerings in the marketplace;

•	the risk of diverting Elastic’s management focus and resources from other strategic opportunities and from operational matters while working to implement the acquisition of Endgame; and

•	various other risks associated with the acquisition and the business of Endgame, some of which are described under the section entitled “Risk Factors.”

The Elastic Board concluded that the potential negative factors associated with the acquisition were outweighed by the potential benefits of completing the Merger. Accordingly, the Elastic Board approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Elastic Board is not intended to be exhaustive, but includes the material positive and negative factors considered. The Elastic Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Elastic Board based its determination on the totality of the information presented.

This explanation of Elastic’s reasons for the Merger and other information presented in this section is forward-looking in nature and should be read in light of the sections entitled “Risk Factors” beginning on page 18 and “Cautionary Statement Regarding Forward-Looking Statements” on page 13.

Endgame’s Reasons for the Merger

In the course of reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Endgame Board consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	Endgame’s historical performance and its business and financial prospects, as well as risks of continuing to operate as an independent company;

•

the greater financial, human and other resources that would be available to support Endgame’s business when combined with Elastic following the Merger relative to the resources available to Endgame if it continued to operate as an independent company;

•

the potential to provide its current stockholders with greater liquidity by owning stock in a public company as well as the opportunity for its current stockholders to continue to participate in the growth of Endgame and Elastic through continued ownership of Elastic Ordinary Shares;

•

the significant investments that would need to be made by Endgame to substantially scale its business, the potential for successfully raising additional capital to fund such growth, and the ownership dilution and potential terms associated with such financing activity;

•	the implications of competitors’ growth and greater financial and other resources as compared to Endgame and Endgame’s overall competitive position in the market;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•	the value of the Elastic Ordinary Shares to be received by Endgame securityholders in the Merger, including the parameters and potential impact of the collar mechanism;

•

the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Endgame securityholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Endgame Capital Stock for Elastic Ordinary Shares pursuant to the Merger;

•	the limited number and nature of the conditions of the obligation of Elastic to consummate the Merger, and the likelihood that such conditions would be met;

•	the Support Agreements to be delivered by stockholders of each of Elastic and Endgame in connection with execution of the Merger Agreement;

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable for a transaction of this nature;

•	the registration of the Elastic Ordinary Shares issuable in the Merger to Endgame securityholders, resulting in the Shares freely tradable for Endgame securityholders; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Endgame Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement including the following:

•

the possibility that the Merger might not be completed on a timely basis or at all, and the potential adverse effect of the public announcement of entering into the Merger Agreement on the business and reputation of Endgame, and the ability of Endgame to obtain financing in the future in the event the Merger were not completed;

•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Endgame’s business will be subject to following the Merger that it has not previously been subject to;

•

the risk that the Merger Agreement’s collar mechanism provides only limited downside protection to Endgame stockholders for decreases in the trading price of Elastic Ordinary Shares prior to Closing, and the limited history and volatility of the trading market for Elastic Ordinary Shares; and

•	various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” in this prospectus/proxy statement.

Endgame’s Board of Directors concluded that the potential uncertainties and risks associated with the proposed Merger were outweighed by the potential benefits of completing the Merger. Accordingly, the Endgame Board approved the Merger Agreement, the Merger and the other transactions contemplated thereby.

The foregoing discussion of the information and factors considered by the Endgame Board is not intended to be exhaustive, but includes the material positive and negative factors considered by the Board. The Endgame Board did not make any specific determination as to the relative importance of any particular factor or factors in coming to it decision to approve the Merger Agreement and the Merger, but based its determination on the totality of the information presented.

Interests of Elastic’s Directors and Executive Officers in the Merger

In considering the recommendations of the Elastic Board with respect to the Merger, Elastic’s shareholders should be aware that certain of the directors and executive officers of Elastic have certain interests, including their shareholdings in Elastic, in the Merger. The Elastic Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, and in making its recommendations that Elastic’s shareholders adopt the Merger Agreement. The Elastic

Board also ultimately determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Elastic Share Issuance, was fair to, advisable and in the best interests of Elastic and its stakeholders. See “The Merger—Background of the Merger” and “The Merger—Elastic’s Reasons for the Merger and Elastic Share Issuance; Recommendation of the Elastic Board of Directors” beginning on pages 84 and 87, respectively.

Interests of Endgame’s Directors and Executive Officers in the Merger

Certain members of the Endgame Board and certain executive officers of Endgame may have interests in the Merger that may be different from, or in addition to, the interests of Endgame’s stockholders. Each of the Elastic board of directors and the Endgame Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, and in making its recommendations that Elastic’s shareholders adopt the Merger Agreement.

Capital Stock Ownership Interests

Certain of Endgame’s directors and executive officers or entities affiliated with them currently hold shares of Endgame Capital Stock, which such shares of Endgame Capital Stock will be converted into Elastic Ordinary Shares at the effective time of the Merger pursuant to the terms of the Merger Agreement. The table below sets forth for each Endgame director, executive officers and entities affiliated with them, their ownership of Endgame Capital Stock as of August 21, 2019, assuming the conversion of all Endgame preferred stock into Endgame common stock and their anticipated ownership of Endgame common stock immediately prior to the closing of the Merger, assuming the conversion of all Endgame preferred stock into Endgame common stock.

Directors and Executive Officers	Number of Shares of Common Stock as of August 21, 2019	Number of Shares of Common Stock Immediately Prior to the Closing of the Merger
Executive Officers
Nathaniel C. Fick	—	—
Matt Bruening	—	—
Jamie Butler	—	—
Mark Snell	—	—
Donald Saelinger	—	—
Jonathan Brody	—	—
Frederick T. Hensley	—	—

Non-Employee Directors
David Cowan(1)	12,231,708	12,231,708
Christopher Darby	—	—
Arun Gupta(2)	11,913,922	11,913,922
Shelley Leibowitz	163,234	163,234
Lt. General Kenneth A. Minihan, USAF (Ret.)(3)	5,917,313	5,917,313
Thomas E. Noonan(4)	3,029,963	3,029,963

Affiliates of Directors of Endgame
Entities affiliated with Bessemer Venture Partners(1)	12,231,708	12,231,708
Entities affiliated with Columbia Capital(2)	11,913,922	11,913,922
Entities affiliated with Paladin Capital Group(3)	5,917,313	5,917,313
Technology Operators Fund I, L.P(4)	3,029,963	3,029,963
Lyman Hall Trust, dated 12/27/12(4)	3,029,963	3,029,963

(1)

Consists of (i) 6,605,121 shares of common stock held of record by BVP VII Special Opportunity Fund L.P. (“BVP SOF”), (ii) 3,914,147 shares of common stock held of record by Bessemer Venture Partners VII L.P. (“BVP VII”), and (iii) 1,712,440 shares of common stock held of record by Bessemer Venture Partners VII Institutional L.P. (together with BVP SOF and BVP VII, the “BVP Entities”). Deer VII & Co. L.P. is the general partner of the BVP Entities. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. Robert P. Goodman, J. Edmund Colloton, David Cowan, Jeremy Levine, Byron Deeter and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and hold the voting and dispositive power for the BVP Entities. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VII & Co. Ltd. acting as an investment committee. David Cowan disclaims beneficial ownership of the securities held by the BVP Entities, except to the extent of his pecuniary interest therein.

(2)

Consists of (i) 7,429,510 shares of common stock held of record by Columbia Capital Equity Partners V (QP), L.P. (“Columbia V QP”), (ii) 2,588,834 shares of common stock held of record by Columbia Capital Equity Partners V (Non-US), L.P. (“Columbia V Non-US”), (iii) 1,848,930 shares of common stock held of record by Columbia Capital Equity Partners V (Co-Invest), L.P. (“Columbia V Co-Invest”), and (iv) 46,648 shares of common stock held of record by Columbia Capital Employee Investors V, L.P. (Co-Invest) (“Columbia Employee V”, and together with Columbia V QP, Columbia V Non-US, and Columbia V Co-Invest, the “Columbia Entities”). Columbia Capital Equity Partners V, L.P. is the general partner of Columbia V QP, Columbia V Non-US, and Columbia V Co-Invest. Columbia Capital V, LLC is the general partner of Columbia Capital Equity Partners V, L.P. and Columbia Employee V. James B. Fleming, Jr. and John T. Siegel, Jr. jointly control Columbia Capital V, LLC and as a result, they exercise voting and dispositive power for the Columbia Entities. Arun Gupta disclaims beneficial ownership of the securities held by the Columbia Entities, except to the extent of his pecuniary interest therein. The address for each of these entities is c/o Columbia Capital, 204 South Union Street, Alexandria, VA 22314.

(3)

Consists of (i) 1,972,790 shares held of record by Paladin III, L.P. (“Paladin III”), (ii) 1,143,539 shares held of record by Paladin III (Cayman Islands), L.P., (“Paladin III Cayman”), (iii) 1,665,022 shares held of record by Paladin III (NY City), L.P. (“Paladin III NY City”), (iv) 567,981 shares held of record by Paladin III (HR), L.P., (“Paladin III HR”), and (v) 567,981 shares held of record by Paladin III (CA), L.P., (“Paladin III CA”, and together with Paladin III, Paladin III NY City, Paladin III Cayman and Paladin HR, the “Paladin Funds”). Paladin Holdings III, L.P. is the general partner of Paladin III, Paladin III NY City, Paladin III HR and Paladin III CA. Paladin Holdings III (Cayman Islands), L.P. is the general partner of Paladin III Cayman. The Investment Committee of the Paladin Funds, led by Michael Steed as its Chairman, may be deemed to have voting and dispositive power over the shares held of record by the Paladin Funds. Lt. General (Ret.) Kenneth A. Minihan disclaims beneficial ownership of the securities held by the Paladin Funds, except to the extent of his pecuniary interest therein.

(4)

Consists of (i) 2,385,980 shares of common stock held of record directly by Mr. Noonan, (ii) 327,987 shares of common stock held of record by Technology Operators Fund I, L.P (“TechOperators Fund I”), and (iii) 315,996 shares of common stock held of record by Lyman Hall Trust, dated 12/27/12, for which Mr. Noonan serves as trustee. Technology Operators Fund I G.P., LLC is the general partner of TechOperators Fund I. Mr. Noonan is an operating partner of Technology Operators Fund I, G.P., LLC and shares voting and investment control over the shares held by TechOperators Fund I.

Stock Options

Certain of Endgame’s directors and executive officers currently hold options, subject to vesting, to purchase shares of Endgame common stock. At the effective time of the Merger, each Endgame option that is an In-the-Money Company Option, whether vested or unvested, that is outstanding and unexercised will be assumed by Elastic and will continue to have, and be subject to the same terms and conditions set forth in the applicable Plan and the option agreement relating thereto (including with respect to the vesting thereof), as in effect immediately prior to the effective time of the Merger, except that such assumed Endgame option shall be exercisable for that number of whole Elastic Ordinary Shares as determined pursuant to the terms of the Merger Agreement. At the effective time of the Merger, each Endgame option that is an Out-of-the-Money Company Option (if any) shall be terminated and cancelled without any consideration therefor. For additional information on the treatment of Endgame options, see “The Merger Agreement—Treatment of Company Stock Options”. The table below sets forth certain information with respect to such Endgame options, as of August 21, 2019, without giving effect to (i) the conversion and assumption of the Endgame options at the effective time of the Merger pursuant to the terms of the Merger Agreement and (ii) whether each such option will be an In-the-Money Company Option or an Out-of-the-Money Company Option at the effective time of the Merger.

Option holder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Common Stock Underlying Option as of August 21, 2019	Number of Vested Shares of Common Stock Underlying Option as of August 21, 2019
Jonathan Brody	8/20/2014	8/19/2024	0.20	420,100	420,100
	3/5/2015	3/4/2025	0.89	100,429	100,429
	1/24/2018	1/23/2028	1.10	50,000	22,916
	1/16/2019	1/15/2029	1.23	50,000	7,291
Matt Bruening	11/8/2017	11/7/2027	1.10	545,000	249,791
James Butler	3/5/2015	3/4/2025	0.89	867,549	867,549
	8/1/2017	7/31/2027	1.10	500,000	150,018
Christopher Darby	10/17/2012	10/16/2022	0.38	100,000	100,000
	10/17/2012	10/16/2022	0.38	66,900	66,900
	10/17/2012	10/16/2022	0.38	315,000	315,000
	3/29/2013	3/28/2023	0.19	357,069	357,069
	1/30/2015	1/29/2025	0.89	202,089	202,089
	1/16/2019	1/15/2029	1.23	100,000	14,583
Nathaniel C. Fick	10/17/2012	10/16/2022	0.38	1,575,000	1,575,000
	3/29/2013	3/28/2023	0.19	621,158	621,158
	1/30/2015	1/29/2025	0.89	730,000	730,000
	3/6/2017	3/5/2027	1.03	1,400,000	845,833
Frederick T. Hensley	10/17/2012	10/16/2022	0.38	15,000	15,000
	10/17/2012	10/16/2022	0.38	15,000	15,000
	1/30/2013	1/29/2023	0.38	30,000	30,000
	3/29/2013	3/28/2023	0.19	44,458	44,458
	10/22/2014	10/21/2024	0.20	10,000	10,000
	1/30/2015	1/29/2025	0.89	80,000	80,000
	1/27/2016	1/26/2026	0.92	50,000	43,750
	1/25/2017	1/24/2027	1.03	60,000	37,500
	1/16/2019	1/15/2029	1.23	25,000	3,645
Shelley Leibowitz	11/6/2013	11/5/2023	0.19	7,500	7,500
	1/30/2015	1/29/2025	0.89	7,500	7,500
	7/20/2016	7/19/2026	1.07	7,500	7,500
	1/25/2017	1/24/2027	1.03	7,500	7,500
	3/6/2018	3/5/2028	1.10	110,000	51,944

Option holder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Common Stock Underlying Option as of August 21, 2019	Number of Vested Shares of Common Stock Underlying Option as of August 21, 2019
Donald Saelinger	1/25/2017	1/24/2027	1.03	350,000	240,625
	11/8/2017	11/7/2027	1.10	50,000	22,916
	1/16/2019	1/15/2029	1.23	328,577	47,917
Mark Snell	10/17/2012	10/16/2022	0.38	265,681	265,681
	3/29/2013	3/28/2023	0.19	154,804	154,804
	1/30/2015	1/29/2025	0.89	200,000	200,000
	1/25/2017	1/24/2027	1.03	200,000	125,000
	1/24/2018	1/23/2028	1.10	100,000	29,166
	1/16/2019	1/15/2029	1.23	25,000	3,645

Convertible Notes

Affiliates of certain of Endgame’s directors and executive officers are the holders of Convertible Promissory Notes issued by Endgame on April 30, 2019. Pursuant to the terms of the Convertible Promissory Notes and the Merger Agreement, at the effective time of the Merger, each Convertible Promissory Note shall be repaid in full and cancelled pursuant to the issuance to the holder of such note that number of Elastic Ordinary Shares as is equal to the quotient obtained by dividing: (x) the sum of (i) the outstanding principal amount of the Convertible Promissory Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the sum of (A) the outstanding principal amount of the Convertible Promissory Note and (B) any unpaid accrued interest on the original principal, by (y) the Elastic Share Price. The Convertible Promissory Notes accrue simple interest at a rate of 6.0% per annum, computed on the basis of a year of 365 days for the actual number of days elapsed. The table below sets forth certain information with respect to the Endgame Convertible Promissory Notes as of August 21, 2019.

	Principal Amount of Convertible Promissory Note	Accrued Interest as of August 21, 2019
Entities affiliated with Bessemer Venture Partners
BVP VII Special Opportunity Fund L.P.	$541,903.00	$10,066.04
Bessemer Venture Partners VII, L.P.	$321,128.00	$5,965.07
Bessemer Venture Partners VII Institutional L.P.	$140,493.00	$2,609.71
Entities affiliated with Columbia Capital
Columbia Capital Equity Partners V (QP), L.P.	$626,328.00	$11,634.26
Columbia Capital Equity Partners V (Non-US), L.P.	$218,246.00	$4,054.00
Columbia Capital Equity Partners V (Co-Invest), L.P.	$132,878.00	$2,468.26
Entities affiliated with Paladin Capital Group
Paladin III, L.P.	$161,854.00	$3,006.50
Paladin III, (Cayman Islands), L.P.	$93,819.00	$1,742.73
Paladin III (NY City), L.P.	$136,603.00	$2,537.45
Paladin III (HR), L.P.	$46,599.00	$865.60
Paladin III (CA), L.P.	$46,599.00	$865.60
Technology Operators Fund I, L.P.	$26,909.00	$499.85

Retention Bonus Pool Awards

In May 2019, the Endgame Board and stockholders approved the Endgame, Inc. Retention Bonus Plan (as amended in June 2019, the “Retention Bonus Plan”). Pursuant to the Retention Bonus Plan, certain of Endgame’s directors and executive officers are entitled to receive a Retention Bonus Pool Award (as defined below in “The Merger Agreement”) in an amount equal to (a) the Retention Bonus Pool Amount (as defined below in “The Merger Agreement”), multiplied by (b) the percentage set forth opposite such director or executive officer’s name in the table below (the “Applicable Retention Bonus Percentage”), minus (ii) an amount equal to the aggregate value of all shares of Endgame common stock held by such director or executive officer and all vested Endgame options that are In-the-Money Company Options (as defined below in “The Merger Agreement”), in each case, as of immediately prior to the effective time of the Merger. Such amount will be payable to the participants in the Retention Bonus Pool in that number of whole Elastic Ordinary Shares as determined pursuant to the terms of the Merger Agreement. For additional information on the treatment of Endgame options, see “The Merger Agreement—Treatment of Retention Bonus Pool Awards”.

Director and Executive Officer Retention Bonus Plan Participants	Applicable Retention Bonus Percentage
Nathaniel C. Fick	43.75%
Christopher Darby	12.50%
James Butler	13.53%
Mark Snell	10.22%
Donald Saelinger	7.52%

Indemnification and Insurance

The Merger Agreement provides that, until the sixth anniversary of the closing of the Merger, Elastic shall (i) fulfill and honor the obligations of Endgame to its officers and directors of as immediately prior to the effective time of the Merger pursuant to indemnification agreements between Endgame and such officers and directors which are set forth on the disclosure schedule to the Merger Agreement and (ii) maintain in the charter or other organizational documents of the Surviving Corporation (as defined in the Merger Agreement) provisions for the indemnification, exculpation and the advancement of expenses of current Endgame directors and officers that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in Endgame’s Charter and Endgame’s Bylaws, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as otherwise contemplated by the Merger Agreement or required by applicable Law. For additional information on the provisions for the indemnification, exculpation and the advancement of expenses contained in Endgame’s Charter and Endgame’s Bylaws, see “Comparison of the Rights of Holders of Elastic Ordinary Shares and Holders of Endgame Capital Stock.”

The Merger Agreement also provides that Endgame shall purchase a “tail” directors’ and officers’ liability policy for the benefit of Endgame’s directors and officers, and Elastic shall not cancel any such fully prepaid “tail” directors’ and officers’ liability insurance policy.

Merger-Related Compensation for Elastic’s Named Executive Officers

The rules promulgated by the SEC under Section 14A of the Exchange Act generally require companies to seek a non-binding advisory vote from stockholders with respect to certain compensation that will or may become payable to their named executive officers in connection with a merger. Elastic is not seeking this non-binding, advisory vote from its shareholders because none of Elastic’s named executive officers are entitled to any such merger-related compensation that would otherwise require such a vote. For information regarding the interests of Elastic’s named executive officers in the Merger, see “The Merger–Interests of Elastic’s Directors and Executive Officers in the Merger.”

Indemnification of Endgame Directors and Officers; Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, for a period of six years from the effective time of the Merger, Endgame (as the surviving corporation of the Merger) will fulfill and honor in all respects (i) the obligations of Endgame to its directors and officers as of immediately prior to the effective time of the Merger pursuant to any indemnification agreements between Endgame and such parties and (ii) exculpation, indemnification and advancement of expenses provisions of Endgame’s and its subsidiaries’ articles of incorporation and bylaws or other organizational documents as least as favorable as in effect immediately prior to the effective time of the Merger. Additionally, Endgame will purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the effective time of the Merger which contains coverage terms comparable to or better than Endgame’s then existing coverage.

Regulatory Approvals Required for the Merger

The Merger is subject to review, and if applicable, investigation by CFIUS under the Defense Production Act of 1950, as amended. Further, the Merger is also subject to clearance by CFIUS without unresolved national security concerns with respect to the transactions contemplated by the Merger (“CFIUS Approval”). We cannot assure you that we will receive such CFIUS Approval, or what mitigation measures CFIUS may require or impose before granting CFIUS Approval, or the impact of such mitigation measures on Elastic’s business.

Additionally, the Merger is subject to the execution and delivery of either (i) a commitment letter, or (ii) an approved foreign ownership, control or influence mitigation agreement and, as necessary, associated ancillary plans and policies, in either case, by and among DCSA, Elastic and Endgame Systems, LLC (a wholly-owned subsidiary of Endgame), that sets forth the terms of the mitigation to be required by DCSA in connection with the Merger and the other transactions contemplated in connection with the Merger (“DCSA Approval”). We cannot assure you that we will receive such DCSA Approval, or, if we do receive DCSA Approval, what mitigation measures DCSA may impose or the impact of such mitigation measures on Elastic’s business.

Exchange of Shares in the Merger

Computershare Inc., a national banking association, or another exchange agent selected by Elastic (the “Exchange Agent”), will manage the exchange of Endgame securities and other rights for the merger consideration. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Endgame Capital Stock (other than shares owned by Endgame as treasury stock, which will be cancelled, and dissenting shares, which will be subject to the results of the applicable appraisal proceeding) will be automatically converted into the right to receive (i) such number of Elastic Ordinary Shares as required pursuant to the terms of the Merger Agreement and Endgame’s Charter in respect of such shares of Endgame Capital Stock, (ii) the par value of such Elastic Ordinary Shares which amount shall not be paid but shall be set-off against the corresponding obligation to pay such par value of each Elastic Ordinary Share to Elastic, (iii) a portion of the Securityholder Representative’s expense fund, which will be deposited with the Securityholder Representative and (iv) the contingent right to receive such party’s share of any Elastic Ordinary Shares released from the escrow fund pursuant to the terms of the Merger Agreement.

No later than five business days after the effective time of the Merger, Elastic will cause the Exchange Agent to mail to each Endgame securityholder a letter of transmittal. The letter will include instructions explaining the procedure for surrendering Endgame securities in exchange for Elastic Ordinary Shares comprising the merger consideration.

Upon the surrender of Endgame securities for cancellation to the Exchange Agent together with a properly completed letter of transmittal and any necessary accompanying documents, Endgame securityholders will receive the consideration set forth above. The right to receive the par value of each Elastic Ordinary Share in cash shall be set-off against the corresponding obligation to pay such par value of each Elastic Ordinary Share to Elastic.

After the effective time of the Merger, Endgame securities will no longer be outstanding, will automatically be cancelled and will cease to exist and certificates that previously represented shares of Endgame Capital Stock will represent only the right to receive the merger consideration as set forth in the Merger Agreement. Until Endgame securityholders have surrendered their securities to the Exchange Agent for exchange, those holders will not receive dividends or distributions declared, if any, or made with respect to Elastic Ordinary Shares with a record date after the effective time of the Merger. However, upon the surrender of their Endgame securities, such holders will receive the amount of dividends or other distributions, if any, with respect to Elastic Ordinary Shares paid with a record date after the effective time of the Merger.

After the effective time of the Merger, Endgame will not register any transfers of the shares of Endgame Capital Stock that were outstanding immediately prior to the effective time of the Merger. After the effective time of the Merger, if certificates formerly representing shares of Endgame are presented to Elastic or the Exchange Agent, they will be cancelled and exchanged for the merger consideration.

Listing of Elastic Ordinary Shares

Under the Merger Agreement, Elastic will cause the Elastic Ordinary Shares to be issued in the Merger to be approved for listing on NYSE, subject to official notice of issuance. It is a condition to the completion of the Merger that the registration statement on Form S-4 which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or pending litigation seeking a stop order with respect to the registration statement.

Accounting Treatment of the Merger

Elastic prepares its financial statements in accordance with U.S. GAAP. The Merger will be accounted for in accordance with Accounting Standards Codification Topic 805, Business Combinations. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment.

THE MERGER AGREEMENT

This section describes certain terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you in determining how to vote. We urge you to read the Merger Agreement carefully and in its entirety. Capitalized terms not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

In reviewing the Merger Agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the Merger Agreement and are not intended to provide any other factual information about Elastic, Endgame or any of their subsidiaries. The Merger Agreement contains representations and warranties and covenants by each of the parties to the Merger Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate;

•

have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Merger Agreement and described below may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus.

Terms of the Merger

The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the Delaware General Corporate Law (the “DGCL”) at the effective time of the Merger, Merger Sub will merge with and into Endgame, the separate corporate existence of Merger Sub will cease and Endgame will continue as the surviving corporation in the Merger and as a direct wholly owned subsidiary of Elastic.

Completion of the Merger

Unless the parties agree otherwise, the closing of the Merger will take place on a date specified by Endgame and Elastic, but no later than the second business day after all closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver (if permissible under the Merger Agreement) of those conditions at the Closing), but if the closing of the Merger were to occur within the fourteen (14) day period prior to the last day of Elastic’s fiscal year or the last day of any other fiscal quarter of Elastic, at Elastic’s election in its sole and absolute discretion, the closing of the Merger shall take place on the first (1st) Business Day of the immediately succeeding fiscal quarter, subject to the satisfaction or waiver (if permissible under the Merger Agreement) of the conditions to the Merger. The Merger will be effective at the time that the parties file a certificate of merger with the Secretary of State of the State of Delaware, unless the parties agree in writing to a later time for the completion of the Merger and specify that time in the certificate of merger.

We currently expect to close the Merger in the third quarter of Elastic’s fiscal year 2020, subject to receipt of required stockholder approvals and regulatory clearances and the satisfaction or waiver of the other conditions to the Merger described below, but we cannot guarantee when or if the Merger will be completed.

Treatment of Endgame Capital Stock

Endgame Series D Preferred Stock.    At the effective time of the Merger, each share of Endgame Series D Preferred Stock (excluding (A) Cancelled Shares, which shall be cancelled without any consideration paid therefor, and (B) Dissenting Shares, which shall be subject to the results of the applicable appraisal proceeding) that is issued and outstanding as of immediately prior to effective time of the Merger shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund (as defined below) pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series D Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series D Preferred Stock pursuant the foregoing clauses (1) and (2). For a summary of Elastic’s Ordinary Shares, see “Description of Elastic Ordinary Shares” beginning on page 170.

Endgame Series C Preferred Stock.    At the effective time of the Merger, each share of Endgame Series C Preferred Stock (excluding (A) Cancelled Shares, which shall be cancelled without any consideration paid therefor, and (B) Dissenting Shares, which shall be subject to the results of the applicable appraisal proceeding ) that is issued and outstanding as of immediately prior to the effective time of the Merger shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series C Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series C Preferred Stock pursuant the foregoing clauses (1) and (2).

Endgame Series B Preferred Stock.    At the effective time of the Merger, each share of Endgame Series B Preferred Stock (excluding (A) Cancelled Shares, which shall be cancelled without any consideration paid therefor, and (B) Dissenting Shares, which shall be subject to the results of the applicable appraisal proceeding ) that is issued and outstanding as of immediately prior to the effective time of the Merger shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series B Liquidation Preference, plus (ii) the Per Share Closing Participation Amount by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series B Preferred Stock pursuant the foregoing clauses (1) and (2).

Endgame Series A-2 Preferred Stock.    At the effective time of the Merger, each share of Endgame Series A-2 Preferred Stock (excluding (A) Cancelled Shares, which shall be cancelled without any consideration paid therefor, and (B) Dissenting Shares, which shall be subject to the results of the applicable appraisal proceeding ) that is issued and outstanding as of immediately prior to the effective time of the Merger shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series A-2 Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series A-2 Preferred Stock pursuant the foregoing clauses (1) and (2).

Endgame Series A-1 Preferred Stock.    At the effective time of the Merger, each share of Endgame Series A-1 Preferred Stock (excluding (A) Cancelled Shares, which shall be cancelled without any consideration paid therefor, and (B) Dissenting Shares, which shall be subject to the results of the applicable appraisal proceeding ) that is issued and outstanding as of immediately prior to the effective time of the Merger shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series A-1 Liquidation Preference, plus (ii) the Per Share Closing

Participation Amount, by (y) the Endgame Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series A-1 Preferred Stock pursuant the foregoing clauses (1) and (2).

Endgame Series A Preferred Stock.    At the effective time of the Merger, each share of Endgame Series A Preferred Stock (excluding (A) Cancelled Shares, which shall be cancelled without any consideration paid therefor, and (B) Dissenting Shares, which shall be subject to results of the applicable appraisal proceeding ) that is issued and outstanding as of immediately prior to the effective time of the Merger shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series A Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series A Preferred Stock pursuant the foregoing clauses (1) and (2).

Endgame Common Stock.    At the effective time of the Merger, each share of Endgame Common Stock (excluding (A) Cancelled Shares, which shall cancelled without any consideration paid therefor, and (B) Dissenting Shares, which shall be subject to the results of the applicable appraisal proceeding) that is issued and outstanding as of immediately prior to the effective time of the Merger shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the Per Share Closing Participation Amount, by (y) the Endgame Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series A Preferred Stock pursuant the foregoing clauses (1) and (2).

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Elastic Share Price” means (i) if the Elastic Closing VWAP is equal to or less than $68.49 (the “Floor Price”), then the Floor Price, (ii) if the Elastic Closing VWAP is greater than the Floor Price and less than $98.55 (the “Cap Price”), then the Elastic Closing VWAP, or (iii) if the Elastic Closing VWAP is equal to or greater than the Cap Price, then the Cap Price.

“Elastic Closing VWAP” means an amount equal to the volume weighted average price per share rounded to four decimal places (with amounts 0.00005 and above rounded up) of the Elastic Ordinary Shares on the NYSE for the twenty (20) consecutive trading days ending with the complete trading day ending five (5) trading days prior to the Closing Date.

“Euro Par Value” means the Euro par value amount of an Elastic Ordinary Share (which, as of the date of the execution of the Merger Agreement, is €0.01 per share).

“Per Series A Liquidation Preference” means, with respect to a share of Endgame Series A Preferred Stock, the sum of (i) $1.6938, plus (ii) any declared but unpaid dividends on such share of Company Series A Preferred Stock.

“Per Series A-1 Liquidation Preference” means, with respect to a share of Endgame Series A-1 Preferred Stock, the sum of (i) $1.6938, plus (ii) any declared but unpaid dividends on such share of Company Series A-1 Preferred Stock.

“Per Series A-2 Liquidation Preference” means, with respect to a share of Endgame Series A-2 Preferred Stock, the sum of (i) $1.6938, plus (ii) any declared but unpaid dividends on such share of Company Series A-2 Preferred Stock.

“Per Series B Liquidation Preference” means, with respect to a share of Endgame Series B Preferred Stock, the sum of (i) $1.9367, plus (ii) any declared but unpaid dividends on such share of Company Series B Preferred Stock.

“Per Series C Liquidation Preference” means, with respect to a share of Endgame Series C Preferred Stock, the sum of (i) $4.4479, plus (ii) any declared but unpaid dividends on such share of Company Series C Preferred Stock.

“Per Series D Liquidation Preference” means, with respect to a share of Endgame Series D Preferred Stock, the sum of (i) $6.3352, plus (ii) any declared but unpaid dividends on such share of Company Series D Preferred Stock.

“Per Share Adjustment Consideration” means a number of shares of Elastic Ordinary Shares equal to the quotient obtained by dividing (i) the quotient obtained by dividing (a) the Final Net Working Capital Surplus (if any), by (b) the Stock and Warrant Share Number, by (ii) the Elastic Share Price.

“Per Share Closing Participation Amount” means an amount equal to (i) the product obtained by multiplying (a) the Per Share Residual Amount, by (b) the Applicable Conversion, minus (ii) the Per Share Expense Contribution.

“Per Share Expense Contribution” means an amount equal to the quotient obtained by dividing (i) the Expense Fund Amount, by (ii) the Stock and Warrant Share Number.

“Per Share Residual Amount” means an amount equal to the quotient obtained by dividing (i) the sum of (a) the Residual Consideration, plus (b) the aggregate exercise price of (x) all Endgame Options that are In-the-Money-Endgame Options, and (y) all Endgame Warrants that are In-the-Money Endgame Warrants, by (ii) the Total Share Number.

“Residual Consideration” means that amount equal to (i) the Total Closing Consideration, minus (ii) the Aggregate Liquidation Preference, minus (iii) the aggregate Retention Bonus Pool Award Value of all Retention Bonus Pool Awards.

“Total Closing Consideration” means, without duplication, an amount equal to (i) $234,000,000, less (ii) Closing Indebtedness, plus (iii) Closing Cash, less (iv) Third Party Expenses (not including any Third Party Expenses to the extent paid by Endgame prior to the Closing), less (v) the Tax Amount, plus (vi) the Estimated Closing Net Working Capital Adjustment Amount.

Treatment of Endgame Stock Options

In-the-Money Endgame Options.    At the effective time of the Merger, each Endgame Option that is an In-the-Money Endgame Option, whether vested or unvested, that is outstanding and unexercised will be assumed by Elastic and will continue to have, and be subject to the same terms and conditions set forth in the applicable Plan and the option agreement relating thereto (including with respect to the vesting thereof), as in effect immediately prior to the effective time of the Merger, except that such assumed Endgame Option shall be exercisable (A) for that number of whole Elastic Ordinary Shares determined by multiplying the number of shares of Endgame Common Stock subject to such Endgame Option immediately before the effective time of the Merger by the Stock Award Exchange Ratio, and (B) at an exercise price per Elastic Ordinary Share equal to the exercise price per share of such Endgame Option, as applicable immediately prior to the effective time of the Merger, divided by the Stock Award Exchange Ratio (rounded up to the nearest whole cent) (an “Assumed Endgame Option”); provided, however, that in the case of any Assumed Endgame Option that qualifies immediately prior to the effective time of the Merger as an incentive stock option for U.S. Tax purposes by reason of its qualification under Section 422 of the Code, at and following the effective time of the Merger, it will constitute a nonstatutory stock option for U.S. Tax purposes. Notwithstanding anything herein to the contrary, (x) if the foregoing calculation results in an Assumed Endgame Option being exercisable for a fraction of an Elastic Ordinary Share, then the number of Elastic Ordinary Shares subject to such option will be rounded down to the nearest whole number of shares, and (y) if an Assumed Endgame Option is scheduled to vest a fraction of an Elastic Ordinary Share during any vesting period, the number of Elastic Ordinary Shares to vest during such vesting period shall be rounded down to the nearest whole number of shares and the aggregate number of Elastic Ordinary Shares resulting from such fractional rounding will be added to the last vesting period of such Assumed Endgame Option (rounded down to the nearest whole number of shares).

Out-of-the-Money Endgame Options.    At the effective time of the Merger, each Out-of-the-Money Endgame Option (if any) shall be terminated and cancelled without any consideration therefor.

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Endgame Options” means all issued and outstanding options (including commitments to grant options) to purchase or otherwise acquire Endgame Common Stock (whether or not vested) held by any person, including, but not limited to, stock options granted under the Plan.

“In-the-Money Endgame Option” means each Endgame Option having a per share exercise price equal to or less than the Per Share Residual Amount.

“Stock Award Exchange Ratio” means a fraction (i) the numerator of which is the Per Share Residual Amount and (ii) the denominator of which is the Elastic Share Price.

Treatment of Endgame Warrants

Endgame Series D Preferred Warrants.    At the effective time of the Merger, each outstanding and unexercised Endgame Series D Preferred Warrant that is an In-the-Money Endgame Series D

Preferred Warrant shall be terminated and cancelled and, subject to the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents pursuant to Section 2.3(b) of the Merger Agreement), be converted into the right to receive with respect to each share issuable upon exercise in full of such Endgame Series D Preferred Warrant: (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the excess of the sum of (i) the Per Series D Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, over the per share exercise price of such Endgame Series D Preferred Warrant, by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series D Preferred Warrants pursuant the foregoing clauses (1) and (2).

Endgame Series C Preferred Warrants.    At the effective time of the Merger, each outstanding and unexercised Endgame Series C Preferred Warrant that is an In-the-Money Endgame Series C Preferred Warrant shall be terminated and cancelled and, subject to the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents pursuant to Section 2.3(b) of the Merger Agreement), be converted into the right to receive with respect to each share issuable upon exercise in full of such Endgame Series C Preferred Warrant: (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the excess of the sum of (i) the Per Series C Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, over the per share exercise price of such Endgame Series C Preferred Warrant, by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such share of Endgame Series C Preferred Warrants pursuant the foregoing clauses (1) and (2).

Endgame Series A Preferred Warrants.    At the effective time of the Merger, each outstanding and unexercised Endgame Series A Preferred Warrant that is an In-the-Money Endgame Series A Preferred Warrant shall be terminated and cancelled and, subject to the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents pursuant to Section 2.3(b) of the Merger Agreement), be converted into the right to receive with respect to each share issuable upon exercise in full of such Endgame Series A Preferred Warrant: (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the excess of the sum of (i) the Per Series A Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, over the per share exercise price of such Endgame Series A Preferred Warrant, by (y) the Elastic Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d) of the Merger Agreement); and (4) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of

Elastic Ordinary Shares issuable in respect of such share of Endgame Series A Preferred Warrants pursuant the foregoing clauses (1) and (2).

Out-of-the-Money Endgame Warrants.    At the effective time of the Merger, each Out-of-the-Money Endgame Warrant shall be terminated and cancelled without any consideration therefor.

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Endgame Series A Preferred Warrants” means any warrant to purchase or otherwise acquire shares of Endgame Series A Preferred Stock.

“Endgame Series C Preferred Warrants” means any warrant to purchase or otherwise acquire shares of Endgame Series C Preferred Stock.

“Endgame Series D Preferred Warrants” means any warrant to purchase or otherwise acquire shares of Endgame Series D Preferred Stock.

“In-the-Money Endgame Warrant” means (i) each Endgame Series A Preferred Warrant having a per share exercise price equal to or less than the sum of (a) Per Series A Share Liquidation Preference, plus (b) the Per Share Closing Participation Amount, (ii) each Endgame Series C Preferred Warrant having a per share exercise price equal to or less than the sum of (a) Per Series C Share Liquidation Preference, plus (b) the Per Share Closing Participation Amount, and (iii) each Endgame Series D Preferred Warrant having a per share exercise price equal to or less than the sum of (a) Per Series D Share Liquidation Preference, plus (b) the Per Share Closing Participation Amount.

Treatment of Retention Bonus Pool Awards

At the effective time of the Merger, each Retention Bonus Pool Award outstanding as of immediately prior to the effective time of the Merger shall be terminated and converted automatically into the right to receive, upon the terms and conditions set forth in Section 1.3 of the Merger Agreement and throughout the Merger Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c) of the Merger Agreement, the indemnification provisions set forth in Article IX of the Merger Agreement, and delivery of the Exchange Documents in the manner provided in Section 2.3(b) of the Merger Agreement): (1) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (x) the Retention Bonus Pool Award Value of such Retention Bonus Pool Award, by (y) the Elastic Share Price; and (2) subject to Section 1.3(g) of the Merger Agreement, an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Elastic Ordinary Shares issuable in respect of such Retention Bonus Pool Award pursuant the foregoing clause (1).

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Retention Bonus Pool Amount” means an amount equal to (A) $600,000, plus (B) an amount equal to (i) eight percent, multiplied by, (ii) that amount equal to (a) the Total Closing Consideration, minus (b) that amount equal to the Per Share Residual Amount, multiplied by (y) the maximum aggregate number of shares of Endgame Common Stock issuable upon full exercise, exchange or conversion of all unvested Endgame Options that are In-the-Money Endgame Options that are outstanding immediately prior to the effective time of the Merger, plus (c) the aggregate Closing Indebtedness payable in respect of Endgame Convertible Notes.

“Retention Bonus Pool Award” means a Retention Bonus under the Company’s Retention Bonus Plan, as amended.

“Retention Bonus Pool Award Value” means, with respect to a Retention Bonus Pool Award, (i) an amount equal to (a) the Retention Bonus Pool Amount, multiplied by (b) the percentage corresponding to the Retention Bonus Pool Participant entitled to such Retention Bonus Pool Award, as set forth on a schedule to the Merger Agreement, minus (ii) an amount equal to the aggregate value of all shares of Company Common Stock held by such Retention Bonus Pool Participant and all vested Company Options that are In-the-Money Company Options, in each case, as of immediately prior to the effective time of the Merger (such value being determined in accordance with the conversion of such Company Securities pursuant to Section 1.3(b)(vii) and Section 1.3(c)(i)).

Net Working Capital Adjustment

Within ninety days after the Closing Date, Elastic will deliver to the Securityholder Representative a statement (the “Post-Closing Statement”) setting forth Elastic’s good faith calculation of (i) the Closing Net Working Capital Adjustment Amount and each of the components and subcomponents thereof, and (ii) proposed Closing Net Working Capital Surplus or proposed Closing Net Working Capital Shortfall, as applicable, and each of the components thereof. The Post-Closing Statement will become final and binding after thirty days following the delivery thereof, unless prior to the end of such thirty-day period the Securityholder Representative delivers to Elastic a written notice of disagreement (the “Notice of Disagreement”) whereby the Securityholder Representative and Elastic will have fifteen days to resolve in good faith any differences they may have with respect to the matters specified in the Notice of Disagreement. Any differences that are unresolved within this fifteen day period, will be submitted to a nationally recognized public accounting firm agreed upon in writing by the Securityholder Representative and Elastic to make a written determination as to each such disputed item and the amount so disputed, which determination shall be final and binding on the parties.

For purposes of the Merger Agreement, “Final Closing Net Working Capital Adjustment Amount” means the Closing Net Working Capital Adjustment Amount, as finally determined in accordance with Section 7.15 of the Merger Agreement. The parties agree that:

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If the Final Closing Net Working Capital Adjustment Amount is less than the Estimated Closing Net Working Capital Adjustment Amount (the amount (if any) by which Final Closing Net Working Capital Adjustment Amount is less than the Estimated Closing Net Working Capital Adjustment Amount set forth in the Payment Spreadsheet and used to calculate the Total Closing Consideration, the “Closing Net Working Capital Shortfall”), then Elastic shall recover the Closing Net Working Capital Shortfall from the Indemnity Escrow Shares then-remaining in the Indemnity Escrow Fund, which shall be Elastic’s sole recourse in case of any Closing Net Working Capital Shortfall.

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If the Final Closing Net Working Capital Adjustment Amount is greater than the Estimated Closing Net Working Capital Adjustment Amount (the amount (if any) by which Final Closing Net Working Capital Adjustment Amount is greater than the Estimated Closing Net Working Capital Adjustment Amount set forth in the Payment Spreadsheet and used to calculate the Total Closing Consideration, the “Closing Net Working Capital Surplus”), then Elastic shall issue to the Indemnifying Parties that number of Elastic Ordinary Shares equal to the quotient obtained by dividing (A) the Closing Net Working Capital Surplus, by (B) the Elastic Share Price, rounded down to the nearest whole number of shares, with each Indemnifying Party to receive that number of shares contemplated by Section 1.3 of the Merger Agreement.

•	If the Final Closing Net Working Capital Adjustment Amount is equal to the Estimated Closing Net Working Capital Adjustment Amount, then there shall be no adjustments or further obligations.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Elastic and Merger Sub to Endgame and by Endgame to Elastic and Merger Sub. Certain of the representations and warranties made by Endgame in the Merger Agreement are subject to materiality or Endgame Material Adverse Effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in an Endgame Material Adverse Effect (as defined below)). In addition, certain of the representations and warranties made by Endgame in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have knowledge, assuming due inquiry.

The Merger Agreement provides that a “Endgame Material Adverse Effect” means any effect, individually or when taken together with all other effects that have occurred prior to the date of determination of the occurrence of such effect, that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, or financial condition, of Endgame and its subsidiaries taken as a whole, other than, in each case, any effect resulting from or attributable to:

a)	changes in general economic, financial market, business or geopolitical conditions;

b)	general changes or developments in any of the industries in which Endgame and its subsidiaries operate;

c)

changes following the date of the execution of the Merger Agreement in any Laws or legal, regulatory or political conditions or changes following the date of the execution of the Merger Agreement in GAAP or other applicable accounting standards, or the interpretation or enforcement thereof;

d)	any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event;

e)

any failure by Endgame to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been an Endgame Material Adverse Effect (except to the extent otherwise provided in the Merger Agreement));

f)

any announcement or pendency of the Merger Agreement and the transactions contemplated thereby (including (i) the identity of Elastic, (ii) the loss or departure of officers or other employees of Endgame or any of its subsidiaries, (iii) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and (iv) any other negative development (or potential negative development) in Endgame’s relationships with any of its customers, suppliers, distributors or other business partners, in each case, of the foregoing clauses (i) through (iv), solely to the extent arising from any announcement or pendency of the Merger Agreement and the transactions contemplated thereby);

provided that such effects referenced in clauses (a) through (e) do not, individually or when taken together with all other such effects, have a disproportionate effect on Endgame and its subsidiaries.

In the Merger Agreement, Elastic and Merger Sub have made representations and warranties regarding, among other topics:

•	organization, standing and corporate power;

•	authority to enter into, execute, deliver and perform Elastic’s obligations under, and to consummate the transactions contemplated by, the Merger Agreement and any Related Agreements;

•

consents, approvals or filings with any Governmental Entity required in connection with the transactions contemplated by the Merger Agreement and any Related Agreements (including the CFIUS Approval and the DCSA Approval);

•	capital structure, including the number of Elastic Ordinary Shares and equity-based awards outstanding or reserved for issuance under the Elastic equity plans;

•	documents filed with or furnished to the SEC by Elastic, financial statements, internal controls and accounting or auditing practices;

•	the absence of prior activities by Merger Sub; and

•	due authorization and valid issuance of Elastic Ordinary Shares.

In the Merger Agreement, Endgame has made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, organizational documents and ownership of subsidiaries;

•

authority to enter into, execute, deliver and perform Endgame’s obligations under, and to consummate the transactions contemplated by, the Merger Agreement and any Related Agreement and the enforceability of the Merger Agreement against Endgame;

•

consents, approvals or filings with any Governmental Entity required in connection with the transactions contemplated by the Merger Agreement and any Related Agreement (including the CFIUS Approval and the DCSA Approval);

•

the absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of Endgame’s entering into the Merger Agreement and any Related Agreement and consummating the Merger and the other transactions contemplated by the Merger Agreement and any Related Agreement;

•

capital structure, including the number of shares of Endgame Capital Stock, stock options and warrants outstanding or reserved for issuance, and all Indebtedness of Endgame and each of its subsidiaries;

•	financial statements and internal financial controls matters of Endgame and its subsidiaries;

•	the absence of undisclosed liabilities and off-balance-sheet arrangements;

•

the absence of an Endgame Material Adverse Effect on Endgame since December 31, 2018 and the conduct of business by Endgame in the ordinary course consistent with past practice in all material respects since April 30, 2019;

•	tax matters;

•	owned and leased real property;

•	intellectual property and data privacy matters;

•	material contracts;

•	employee benefit plan matters;

•	employment matters;

•	government authorizations;

•	absence of certain litigation and governmental orders;

•	insurance matters;

•	compliance with applicable laws and permits;

•	government contracts and security clearances;

•	significant customers and suppliers;

•	the absence of certain affiliate transactions;

•	books and records of Endgame;

•	third party expenses of Endgame;

•	banking relationships; and

•	availability of certain contracts, documents and information.

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Related Agreements” means the Non-Disclosure Agreement, the Stockholder Written Consent, the Joinder Agreements, the Endgame Support Agreements, the Elastic Support Agreements, the 280G Waivers, the Warrant Cancellation Agreements, the Payoff Letters, the Escrow Agreement, and all other agreements and certificates entered into or otherwise delivered by on behalf of Endgame or any of the Securityholders in connection with the transactions contemplated herein.

Conduct of Business

Endgame has undertaken certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the effective time of the Merger. In general, Endgame and its subsidiaries have agreed to conduct their businesses in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted, pay all taxes of Endgame and its subsidiaries when due, pay or perform all other obligations of Endgame and its subsidiaries when due (including the timely withholding, collecting, remitting and payment of all taxes required under Law), and, to the extent consistent with such business, preserve intact the present business organizations of Endgame and its subsidiaries, keep available the services of the present Employees, preserve the assets (including intangible assets) and properties of Endgame and its subsidiaries and preserve the relationships of Endgame and its subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of Endgame and its subsidiaries at the effective time of the Merger.

In addition, between the date of the Merger Agreement and the effective time of the Merger, Endgame or any of its subsidiaries has agreed not to take any of the following actions without the prior written consent of Elastic (such consent not to be unreasonably withheld, conditioned, or delayed):

•	causing or permitting any modifications, amendments or changes to the Charter Documents or the organizational documents of any Subsidiary;

•	declaring, setting aside or paying dividends or making any other distributions (whether in cash, stock or property);

•	splitting, combining or reclassifying any of Endgame Capital Stock or the capital stock or other Equity Interest of any Subsidiary;

•

issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for shares of Endgame Capital Stock or the capital stock or other Equity Interest of any Subsidiary;

•

repurchasing, redeeming or otherwise acquiring (directly or indirectly) shares of Endgame Capital Stock or the capital stock or other Equity Interest of any Subsidiary (or options, warrants or other rights convertible into, exercisable or exchangeable for Endgame Common Stock or the capital stock or other Equity Interest of any Subsidiary) (with certain exceptions);

•

issuing, granting, delivering or selling or authorizing or proposing the issuance, grant, delivery or sale of, or purchase or proposing the purchase of, any Endgame Capital Stock or equity-based awards (whether payable in cash, Endgame Securities or otherwise) or the capital stock or other Equity Interest of any Subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other Contracts or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, or amend, accelerate the vesting of, adjust or modify any Endgame Securities, except for the issuance of Endgame Capital Stock pursuant to the exercise of Endgame Options or Endgame Warrants outstanding as of the date of the execution of the Merger Agreement;

•

forming, or entering into any commitment to form, a subsidiary, or acquire, or entering into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof or any portion of the assets of the foregoing;

•	making or agreeing to make any capital expenditure or commitment exceeding $250,000 individually or $500,000 in the aggregate;

•

acquiring or agreeing to acquire or dispose of (i) any assets of any person (including Endgame or any Subsidiary), other than acquisitions of supplies or similar assets in the ordinary course of the business consistent with past practice or the disposal of non-material assets of Endgame or any of its subsidiaries in the ordinary course of business consistent with past practice, or (ii) any Equity Interest in any person (including any Subsidiary) or any business enterprise or division thereof;

•

(i) selling, divesting, licensing or assigning to any person or entering into any Contract to sell, divest, license or assign to any person any rights to any Company IPR (other than non-exclusive licenses pursuant to a Contract substantially in the form of a Standard Form IP Contract entered into in the ordinary course of business consistent with past practice); (ii) buying or licensing in any Technology or Intellectual Property Right of any third party (other than (i) Open Source Software or Shrink-Wrap Software), except in the ordinary course of Endgame’s business consistent with past practices but, in case of any material Technology or Intellectual Property Right, with prior written notice to Elastic; (iii) licensing any Company Products or Company IPR to third parties, except in the ordinary course of business consistent with past practice but, in case any such licenses are pursuant to a Contract that would have been a Material Contract if entered into prior to the date of the execution of the Merger Agreement and is not substantially in the form of a Standard Form IP Contract, with prior written notice to Elastic; (iv) entering into any distributor, reseller, sales representative, referral, marketing, or similar Contract, except in the ordinary course of Endgame’s business consistent with past practices but, in case of any such Contracts that are material to Endgame or any of its subsidiaries, with prior written notice to Elastic; (v) amending, modifying, or extending any Material Contract (other than Contracts substantially in the form of the applicable customer or end user Contracts for Company Product(s) (including reseller agreements)) that absent Section 3.13(b)(z) of the Merger Agreement would not otherwise constitute Material Contracts) for the license, sale, or other distribution of Company Products or Company IP (other than amendments, extensions, or modifications are entered into in the ordinary course of business consistent with past practice and which do not change pricing under such Contracts); (vi) entering into any Contract with respect to the development of any Technology or Intellectual Property Right on behalf of Endgame or any Subsidiary with a third party (other than Contracts with Employees in the form of the applicable Proprietary Information Agreement), except in the ordinary course of Endgame’s business consistent with past practices but, in case of any material Technology or Intellectual Property Right, with prior written notice to Elastic; (vii) changing pricing or royalties charged by Endgame or any Subsidiary to their respective distributors, resellers, sales representatives, customers or licensees, or the pricing or royalties set or charged by persons who have licensed Technology or Intellectual Property Rights to Endgame or any of its subsidiaries; or (viii) disclosing any Company Source Code to, or deposit in escrow any Company Source Code with, any third party other than its Employees who have entered into Contracts in the form of a Proprietary Information Agreement;

•

(i) incurring any Indebtedness, including by the issuance or sale of any debt securities, in excess of $500,000 in the aggregate, (ii) creating or permitting any Lien (other than Permitted Liens) over any material asset of Endgame or any Subsidiary, or (iii) amending the terms of any outstanding loan agreement or other Contract evidencing Indebtedness, except amending the Bridge Loan on substantially the same terms as those set forth in a letter agreement between the parties;

•

make any loan to any person (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), purchase debt securities of any person or guarantee any Indebtedness of any person (other than intercompany arrangements among Endgame and its subsidiaries entered into in the ordinary course of business consistent with past practice);

•	commencing or settling any Action or threat of any Action by or against Endgame or any Subsidiary or relating to any of their businesses, properties or assets;

•

paying, discharging, releasing, waiving or satisfying any material claims, rights or liabilities, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected on the Current Balance Sheet or incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date;

•

adopting or changing accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

•

except as may be required by applicable Law (in which case Endgame or one of its subsidiaries, as applicable, shall notify Elastic prior to taking such action), making or changing any material election in respect of taxes, adopting or changing any accounting method in respect of taxes, waiving any right to a material tax refund or credit, settling any claim or assessment in respect of taxes, consenting to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, making or requesting any Tax ruling, entering into any Tax sharing or similar Contract or arrangement (other than customary commercial contracts entered into in the ordinary course of business the primary purpose of which is unrelated to Tax), entering into any transactions giving rise to deferred gain or loss outside the ordinary course of business, amending any Tax Return or filing any Tax Return except in accordance with Section 7.9(a) of the Merger Agreement;

•	except as required by Law, adopting, amending or terminating any Company Employee Plan, including any indemnification Contract or entering into or amending any employee Contract;

•	modifying or removing any Company Privacy Policy, publishing any new Company Privacy Policy, or announcing any modification, removal, or publication of any Company Privacy Policy;

•

(i) increasing or making any other change that would result in increased cost to Endgame with respect to the salary, wage rate, employment status, title or other compensation (including Company Security-based compensation, whether payable in cash, Company Securities or other property) payable or to become payable by Endgame or any Subsidiary to any Employee or (ii) hiring or engaging any person for service, demoting, terminating (other than for cause) or otherwise modifying the terms and conditions of the service or employment of any current Employee, or causing any Employee to resign from Endgame or otherwise terminating the services of any Employee (other than for cause), other than, subject to prior notice to Elastic, hiring or terminating employees in the ordinary course of business consistent with past practice in a manner not material to the business or operations of Endgame and its subsidiaries as a whole;

•

making any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, Company Securities or otherwise) of any severance payment or other change in control payment, termination payment, bonus, special remuneration or other additional salary or compensation (including Company Security-based compensation) to any Employee, except payments made pursuant to certain specified employment agreements existing on the date of the execution of the Merger Agreement;

•

taking any action to accelerate or otherwise modify the terms of any of the outstanding Company Options, except modifying certain specified Endgame NSOs to permit the treatment of such Endgame NSOs as In-the-Money Endgame Options;

•

sending any communications (including electronic communications) to Employees regarding (i) the Merger Agreement or the transactions contemplated thereby that are inconsistent with the Merger Agreement or the transactions contemplated thereby, or (ii) the Offer Documents or any terms of employment with or service to Elastic or any of its affiliates;

•

canceling, amending (other than in connection with the addition of customers, distributors, resellers, licensees, suppliers, or vendors to such insurance policies from time to time in the ordinary course of business consistent with past practices), or failing to renew (on substantially similar terms) any insurance policy of Endgame or any Subsidiary;

•

(i) terminating, amending, extending, waiving, or modifying any Material Contract in a manner that would be material relative to Endgame’s or any Subsidiary’s businesses or operations, (ii) entering into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the date of the execution of the Merger Agreement (other than Contracts substantially in the form of the applicable Standard Form IP Contract), except in the ordinary course of business consistent with past practice and with prior written notice to Elastic, or (iii) knowingly or willfully violate the terms of any Contract referenced in the foregoing clauses (i) or (ii);

•

entering into any Contract to purchase or sell any interest in real property, granting any security interest in any real property, entering into any lease, sublease, license or other occupancy Contract with respect to any real property or altering, amending, modifying, knowingly or willfully violating or terminating any of the terms of any Lease Agreements;

•

(i) other than in the ordinary course of business consistent with past practice, deferring payment of any accounts payable, commissions, or other liabilities of Endgame or any of its subsidiaries, (ii) providing for a reduction in fees or other amounts due to Endgame or any of its subsidiaries after the Closing, (iii) giving any discount, credits, accommodation or other concession, or otherwise taking action that would reasonably be expected to accelerate or induce the collection of any receivable or otherwise increase the cash or cash equivalents or other current assets of Endgame or any of its subsidiaries, including any sales of a Company Product (A) with payment terms longer than terms customarily offered for such Company Product in the ordinary course of business consistent with past practice, (B) at a greater discount from listed prices or with more credits or other monetary incentives than customarily offered for such Company Product, other than pursuant to a promotion of a nature previously used in the ordinary course of business consistent with past practice for such Company Product, (C) at a price that does not give effect to any general increase in the list price for such Company Product publicly announced prior to the Closing Date, (D) in a quantity or volume greater than the reasonable resale requirement of the particular customer, distributor or reseller, (E) in conjunction with other material benefits to the customer, distributor or reseller not previously offered in the ordinary course of business consistent with past practice to such customer, or (F) accelerating the timing of any new releases for Company Products, or (iv) taking any other action or omit to take any action with the primary intention of increasing the Total Closing Consideration; or

•

taking, committing, or agreeing in writing or otherwise to take or make, (i) any of the actions described above, or (ii) any other action or omission that would (A) prevent Endgame or any of its subsidiaries from performing, or cause Endgame or any of its subsidiaries not to perform, its covenants or agreements set forth in the Merger Agreement, or (B) cause or result in Endgame knowingly or willfully breaching or otherwise causing to be untrue or incorrect any of its representations and warranties contained in the Merger Agreement.

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Endgame Employee Plan” means any plan, fund, program, policy, practice, Contract, or other arrangement providing for compensation, severance, change of control, termination pay, deferred compensation, bonus, performance awards, incentive compensation, equity or equity-related awards, phantom stock or bonus awards, welfare benefits, retirement benefits, fringe benefits or other employee benefits or material remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Endgame or any ERISA Affiliate for the benefit of any Employee, or with respect to which Endgame or any ERISA Affiliate has or may have any liability or obligation, including any International Employee Plan.

“Employee” means any current or former employee, consultant, independent contractor, officer, director or other service provider of Endgame or any ERISA Affiliate.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Subsidiary of Endgame and any other Person under common control with Endgame or any Subsidiary or that, together with Endgame, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•

cooperation between Elastic and Endgame in the joint preparation and filing of this proxy statement/prospectus and the convening of the Elastic Extraordinary Meeting and preparation and distribution of Endgame’s information statement and the solicitation of the Endgame stockholders to (i) adopt the Merger Agreement and (ii) approve the Merger and the other transactions contemplated by the Merger Agreement;

•	the submission to Endgame’s stockholders for approval any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” within the meaning of

Section 280G of the Code and the regulations promulgated thereunder, such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code;

•	the use of reasonable best efforts by Endgame to cause each Indemnifying Party to execute and deliver to Endgame a Joinder Agreement;

•	the use of reasonable best efforts by Endgame to cause each Warrantholder to sign a Warrant Cancellation Agreement;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the Merger, including notification of certain matters;

•

the use of each party’s reasonable best efforts to take certain actions in connection with required regulatory filings: first, to achieve CFIUS Approval provided, however, that Elastic shall not be obligated to accept any commercially unreasonable restriction or impairment on Elastic or Endgame, or their respective assets, products, services, business, operations, directors, officers, or employees, in order to obtain the CFIUS Approval, subject to certain further specific definitions of commercially reasonable terms; second, to achieve DCSA Approval, provided, however, Elastic’s reasonable best efforts shall not require, and in no event shall Elastic be required to effect, any material separation of product engineering personnel between the DCSA mitigated entity and parent company or replication or location of all product engineering personnel within the DCSA mitigated entity.

•	cooperation between Elastic and Endgame in connection with public announcements;

•	the use of reasonable best efforts by Elastic to cause the Elastic Ordinary Shares to be issued in the Merger to be approved for listing on NYSE;

•	Elastic’s obligations in connection with certain Endgame employee matters;

•

the use of reasonable best efforts by Endgame to send all notices to and obtain all consents, waivers and approvals of any third-party to any Material Contract as are required thereunder in connection with the Merger;

•	Endgame’s obligations to provide certain information with regards to Company Registered IP and Material Contracts;

•

the use of commercially reasonable efforts to cause the Merger to qualify, and the obligation to not take any action or cause any action to be taken which would reasonably be expected to prevent the merger from qualifying as a reorganization, within the meaning of Section 368(a) of the Code notwithstanding any application of Section 367(a)(1) of the Code, and certain other tax matters;

•	Elastic’s obligations to obtain payoff letters from each holder of Indebtedness of Endgame or any subsidiary;

•	Endgame’s obligations to obtain equity release agreements from each person to whom Company Options have been promised but not yet granted;

•	preparation and delivery by Endgame of the Closing Date Balance Sheet; and

•	preparation and delivery by Endgame of the Required Audited Financial Statements;

No Solicitation of Alternative Transactions

As of the execution of the Merger Agreement, Endgame, its affiliates and their respective representatives were required to immediately cease and cause to be terminated any such negotiations and discussions with third parties (other than Elastic and its representatives) regarding (i) any acquisition of all or any material portion of the business, properties, assets or technologies of Endgame or any of its subsidiaries, or any amount of equity interests of any subsidiary of Elastic, whether or not outstanding (in each case, other than in connection with the exercise or the conversion of existing Endgame securities in accordance with the Charter Documents), in any case whether by merger, consolidation, amalgamation, purchase of assets or stock, tender or exchange offer, license or otherwise (other than the sale of products and services in the ordinary course of business consistent with past practice or the licensing of Intellectual Property Rights in connection therewith), (ii) any joint venture or other strategic investment in or involving Endgame or any of its subsidiaries (other than pursuant to a commercial or strategic relationship in the ordinary course of business consistent with past practice), including any new debt, equity, or other financing or investment, or recapitalization of Endgame or any of its subsidiaries, or (iii) any similar transaction that is not in the ordinary course of business (each of the transactions described in the preceding clauses (i), (ii) and (iii) being referred to herein as an “Alternative Transaction”).

Prior to the Closing, Endgame shall not, nor shall Endgame permit any of its affiliates or its or their representatives to, directly or indirectly:

•

solicit, initiate, seek or knowingly encourage, promote, or support any inquiry, proposal or offer from, furnish any information regarding Endgame or any of its subsidiaries to, or participate in any discussions or negotiations with, any third party regarding, or in a manner intended or reasonably likely to facilitate, any Alternative Transaction;

•

disclose any information not customarily disclosed to any person concerning the business, properties, assets or technologies of Endgame or any of its subsidiaries, or afford to any person access to their respective properties, assets, technologies, books or records, not customarily afforded such access in a manner intended or reasonably likely to facilitate, any Alternative Transaction;

•	assist or cooperate with any person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; or

•	enter into any contract with any person providing for an Alternative Transaction.

In the event that Endgame or any of its representatives shall receive, prior to the effective time of the Merger or the termination of the Merger Agreement, any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in the second bullet above, Endgame or such affiliate or representative shall promptly (and in any event within 24 hours) notify Elastic thereof, which notice shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material received from such third party related to such proposal).

Conditions to the Completion of the Merger

The obligations of each of Elastic and Endgame to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the effectiveness of the Form S-4 in accordance with the provisions of the Securities Act, and absence of any stop order or pending litigation seeking a stop order with respect to the Form S-4;

•	obtaining the Elastic Requisite Shareholder Approval (see “The Extraordinary Meeting of Shareholders—Required Vote” beginning on page 76);

•	obtaining the Endgame Requisite Stockholder Approval;

•

the termination or expiration of any applicable waiting period, if any, under the HSR Act and obtain CFIUS Approval and DCSA Approval (see “The Merger–Regulatory Approvals Required for the Merger” beginning on page 96);

•

the absence of any Law or Order (whether temporary, preliminary or permanent) that has the effect of making either of the Merger or any other transaction contemplated hereby illegal or otherwise prohibiting or preventing consummation of either of the Merger or any other transaction contemplated by the Merger Agreement in accordance with the terms thereof; and

•

the absence of any legal action pending or threatened against Elastic or any of its affiliates, or against Endgame or any of its affiliates, by any Governmental Entity arising out of, or in any way connected with, the Merger Agreement, the Merger or any other transactions contemplated thereby.

In addition, the obligations of Elastic and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•

performance and compliance in all material respects with each of Endgame’s covenants and obligations under the Merger Agreement required to be performed and complied with by Endgame prior to the Closing;

•

the Fundamental Representations (as defined below) that are not qualified by materiality being true and correct in all material respects on and as of the date of the execution of the Merger Agreement and being true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of Endgame made only as of a specified date, which shall be true and correct in all material respects as of such date);

•

the Fundamental Representations that are qualified by materiality being true and correct in all respects on and as of the date of the execution of the Merger Agreement and being true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of Endgame made only as of a specified date, which shall be true and correct in all respects as of such date);

•

the representations and warranties of Endgame (other than the Fundamental Representations) being true and correct (without giving effect to any qualification as to materiality or Endgame Material Adverse Effect or similar qualification) in all respects on and as of the date of the execution of the Merger Agreement and being true and correct (without giving effect to any qualification as to materiality or Endgame Material Adverse Effect or similar qualification) in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of Endgame made only as of a specified date, which shall be true and correct in all respects as of such date), except, where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Endgame Material Adverse Effect or similar qualification) has not had and would not reasonably be expected to have, individually or in the aggregate, an Endgame Material Adverse Effect;

•	the absence of an Endgame Material Adverse Effect since December 31, 2018 that is continuing;

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the absence of stockholders of Endgame holding more than ten percent of the issued and outstanding shares of Endgame Capital Stock (on an as converted into Endgame Common Stock basis) have exercised appraisal or dissenters’ rights under applicable law, including

Delaware law, in either case, with respect to the Merger and the other transactions contemplated by the Merger Agreement;

•	the receipt of an executed Joinder Agreement from each of the Indemnifying Parties that together represent an aggregate Pro Rata Portion greater than ninety percent;

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obtaining either (i) the approval of the stockholders of Endgame of any “parachute payments” pursuant to Section 280G of the Code or (ii) the disapproval of the stockholders of Endgame of the payment of such “parachute payments”;

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the Option Amendment Agreements executed by certain employees of Endgame remaining in full force and effect and not being revoked, rescinded, or otherwise repudiated by the respective signatories thereto;

•

the Key Employee Agreements executed by the Key Employees remaining in full force and effect and not being revoked, rescinded or otherwise repudiated by any such person. Additionally, none of the Key Employees (i) has terminated his or her employment with or services to Endgame (or one of its subsidiaries, as applicable) at or prior to the Closing or overtly expressed an intention or interest in, or taken action toward terminating his or her employment with or services to Endgame (or one of its subsidiaries, as applicable) at or prior to the Closing, or with Elastic (or one of its affiliates, as applicable) following the Closing, (ii) has satisfied Elastic’s employee customary background investigation and reference check, and (iii) is not prohibited by applicable Law from working in the jurisdiction in which such Employee is employed or engaged by Endgame (or one of its subsidiaries, as applicable) as of the date of the execution of the Merger Agreement;

•

the receipt of at least eighty percent of the employees of Endgame to whom Elastic or one of its affiliates delivers an offer letter (i) has executed an offer letter, which has not been revoked, rescinded or otherwise repudiated by any such Employee, (ii) has not terminated his or her employment with or services to Endgame (or one of its subsidiaries, as applicable) at or prior to the Closing or overtly expressed an intention or interest in, or taken action toward terminating his or her employment with or services to Endgame (or one of its subsidiaries, as applicable) at or prior to the Closing, or with Elastic (or one of its affiliates, as applicable) following the Closing, (iii) has satisfied Elastic’s customary employee background investigation, and (iv) is not prohibited by applicable Law from working in the jurisdiction in which such Employee is employed or engaged by Endgame (or one of its subsidiaries, as applicable) as of the date of the execution of the Merger Agreement;

•	the receipt of all necessary consents, waivers and approvals of parties to certain specified contracts as are required thereunder in connection with the Merger;

•

the receipt of evidence satisfactory to Elastic (acting reasonably) at least three Business Days prior to the Closing Date, that each person to whom Company Options have been promised but not yet granted, has duly executed and delivered an equity release agreement in a form acceptable to Elastic (acting reasonably);

•	the receipt of evidence that all of Endgame Convertible Notes shall be repaid by the issuance of Elastic Ordinary Shares (with each such share being valued at the Elastic Share Price);

•	the termination of any Endgame Employee Plans;

•

the receipt of all audited and unaudited financial statements of Endgame and its subsidiaries that are required to be filed on (or as an exhibit to) a Current Report on Form 8-K in connection with the Merger or with a registration statement filed by Elastic with the SEC, in each case, pursuant to applicable Law, including the rules and regulations of the SEC (including Regulation S-X and Rule 3-05 thereunder), including, for the avoidance of doubt, the Required Financial Statements (even if such financial statements are not required to be so filed prior to or at the Closing), but excluding any required pro forma financial statements; and

•	the receipt of certain certificates from the Endgame, including an officer’s certificate, secretary’s certificate and a FIRPTA Certificate, covering customary matters.

Unless otherwise indicated or as the context otherwise requires, references in this proxy statement/prospectus to:

“Key Employees” means the following persons, each of whom is a current member of Endgame’s management team:

1.	Nathaniel Fick

2.	James Butler

3.	Anthony Meehan

4.	Mark Dufresne

5.	Michael Nichols

6.	Sean Cunningham

“Key Employee Agreements” means Elastic’s or an affiliate’s form offer letter, form Confidential Information and Inventions Assignment Agreement, and other customary employment-related agreements and documents, as executed by the Key Employees.

In addition, the obligations of Endgame to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•

the performance and compliance in all material respects with each of Elastic’s and Merger Sub’s covenants and obligations under the Merger Agreement required to be performed and complied with by them prior to the Closing;

•

except as would not materially impair Elastic’s ability to consummate the Merger, the representations and warranties of Elastic being true and correct in all respects on the date they were made and being true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Elastic made only as of a specified date, which shall be true and correct in all respects as of such date);

•	the absence of an Elastic Material Adverse Effect since the date of the execution of the Merger Agreement that is continuing as of the Closing;

•

the issuance of Elastic Ordinary Shares in the Merger, including those Elastic Ordinary Shares issuable upon the exercise of Assumed Company Options, being approved for listing, subject to official notice of issuance, and absence of a trading halt issued by any Governmental Entity or the NYSE with respect to the Elastic Ordinary Shares; and

•	the receipt of Elastic’s officer’s certificate covering customary matters.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after receipt of the requisite stockholder approvals, under the following circumstances:

•	by mutual written consent of Elastic and Endgame;

•	by Elastic if the Endgame Requisite Stockholder Approval shall not have been obtained by Endgame and delivered to Elastic within two Business Days after the S-4 Effective Time;

provided, however, that Elastic’s right to terminate the Merger Agreement in this manner shall expire after Endgame’s delivery of a valid Endgame Requisite Stockholder Approval; or

•	by either Elastic or Endgame:

•

if (i) the Elastic Shareholders’ Meeting (including each reconvention thereof) shall have been held and completed and Elastic’s shareholders shall have taken a final vote on the Merger Agreement, the Merger, and the issuance of the Elastic Ordinary Shares in the Merger, and (ii) the Merger Agreement, the Merger, and the issuance of the Elastic Ordinary Shares in the Merger shall not have been approved at the Elastic Shareholders’ Meeting (or any reconvention thereof) by the Shareholder Approval; provided, however, that the right to terminate the Merger Agreement in this manner shall not be available to Elastic where the failure to obtain the Requisite Shareholder Approval shall have been caused by an action or failure to act of Elastic and such action or failure to act constitutes a material breach by Elastic of the Merger Agreement;

•

if the Closing Date shall not have occurred by December 31, 2019 (the “End Date”); provided that if, on the End Date, all of the conditions set forth in Section 2.2 of the Merger Agreement, other than the conditions set forth in (i) Section 2.2(a)(iv)(A) of the Merger Agreement (the Antitrust Approval), Section 2.2(a)(iv)(B) of the Merger Agreement (the CFIUS Approval), or Section 2.2(a)(iv)(C) of the Merger Agreement (the DCSA Approval), (ii) Section 2.2(a)(v) of the Merger Agreement (No Legal Restraints) (to the extent such Law or Order preventing the consummation of the Merger is, or is issued by CFIUS or another Governmental Entity in respect of, Defense Production Act of 1950s (the “DPA”) or any similar Law or is, or is issued by a Governmental Entity in respect of, any Antitrust Law), or (iii) Section 2.2(a)(vi) of the Merger Agreement (No Litigation) (to the extent relating to the matters referenced in the foregoing clauses (i) or (ii)), and those conditions that by their nature are to be satisfied on the Closing Date (if such conditions would be satisfied or validly waived were the Closing Date to occur at such time), shall have been satisfied or waived, then Elastic shall have the right, at its sole discretion, upon (x) written notice to Endgame and (y) payment by wire transfer of immediately available funds to an account designated by Endgame in writing, an amount in cash equal to $1,400,000 (the “Extension Fee”) on such End Date, to extend the End Date for all purposes under the Merger Agreement by a period of one month (and the definition of “End Date” shall be deemed to be such extended date); provided, further, that such option to extend the End Date (and the resulting change in the definition of “End Date”) shall not be elected more than twice; provided, however, that the right to terminate the Merger Agreement in this manner shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes material breach of the Merger Agreement;

•	if any Law or final and non-appealable Order shall be in effect which has the effect of making the Merger illegal or otherwise prohibits prevents consummation of the Merger;

•

in the event that CFIUS notifies Elastic that CFIUS (A) has completed its review or investigation and has unresolved national security concerns, and (B) intends to send a report to the President of the United States requesting the President’s decision because it (i) recommends that the President act to suspend or prohibit the Merger, (ii) is unable to reach a decision on whether to recommend that the President suspend or prohibit the Merger or (iii) requests that the President make a determination with respect to the Merger (a “CFIUS Turndown”);

•

in the event that Elastic does not or is unable to take or accept an action, restriction, or condition required by CFIUS as a condition of obtaining CFIUS Approval (“Acquiror Rejected CFIUS Condition”);

•

in the event that DCSA notifies Elastic and Endgame that it will not provide DCSA Approval or another applicable Governmental Entity approval related to national or industrial security regulation (“DCSA Turndown”) in the event that Elastic does not or is unable to take an action, restriction or condition required by DCSA or another Governmental Entity as a condition of obtaining DCSA Approval (“Acquiror Rejected DCSA Condition”); or

•

if the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement, or if the other party’s representations or warranties fail to be true and correct, in either case, such that the conditions to the terminating party’s obligations to complete the Merger would not then be satisfied and such breach is not cured by the breaching party within 20 days after receiving written notice from the terminating party; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Section 2.2 of the Merger Agreement for the benefit of Endgame are incapable of being satisfied on or before the End Date; provided, further, that this right to terminate the Merger Agreement will not be available to a party in material breach of its obligations under the Merger Agreement.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of any party except in the case of Willful Breach of the Merger Agreement, any Related Agreement or in any certificate or other instruments delivered pursuant to the Merger Agreement prior to its termination. The provisions of the Merger Agreement relating to fees and expenses, effects of termination, exculpation and indemnification of the Securityholder Representative and the general provisions set forth in Article XI of the Merger Agreement, as well as the confidentiality agreement entered into between Elastic and Endgame, will continue in effect notwithstanding termination of the Merger Agreement.

Expenses and Termination Fees

Generally, each party shall pay all fees and expenses incurred by it in connection with the Merger and the other transactions and agreements contemplated by the Merger Agreement. However, Elastic will be obligated to pay a termination fee of $3.51 million in cash to Endgame if:

•

the Merger Agreement is terminated by Elastic or Endgame pursuant to Section 8.1(d) of the Merger Agreement if, at the time of such termination, all of the conditions set forth in Section 2.2 of the Merger Agreement, other than the conditions set forth in (x) Section 2.2(a)(iv)(B) of the Merger Agreement, or Section 2.2(a)(iv)(C) of the Merger Agreement, (y) Section 2.2(a)(v) of the Merger Agreement (to the extent such Law or Order preventing the consummation of the Merger is, or is issued by CFIUS or another Governmental Entity in respect of, the DPA or any similar Law), or (z) Section 2.2(a)(vi) of the Merger Agreement (to the extent relating to the matters referenced in the foregoing clauses (x) or (y), and those conditions that by their nature are to be satisfied on the Closing Date (if such conditions would be satisfied or validly waived were the Closing Date to occur at such time), shall have been satisfied or waived, and at the time of such termination there is no Endgame Breach;

•

the Merger Agreement is terminated by Elastic or Endgame pursuant to Section 8.1(e) of the Merger Agreement (to the extent such Law or Order preventing the consummation of the Merger is, or is issued by CFIUS or another Governmental Entity in respect of, the DPA or any similar Law), and at the time of such termination there is no Endgame Breach;

•	the Merger Agreement is terminated by Elastic or Endgame pursuant to Section 8.1(h) of the Merger Agreement, and at the time of such termination there is no Endgame Breach; or

•	the Merger Agreement is terminated by Elastic or Endgame pursuant to Section 8.1(i) of the Merger Agreement, and at the time of such termination there is no Endgame Breach.

Securityholder Representative

Shareholder Representative Services LLC (“SRS”) has been appointed as the Securityholder Representative, which appointment was approved by the stockholders of Endgame by virtue of their execution and delivery of a Joinder Agreement, the adoption of the Merger Agreement and approval of the Merger, or the conversion of the Endgame securities into the right to receive the merger consideration, and participating in the Merger and receiving the benefits thereof. In such capacity as Securityholder Representative, SRS will serve as the lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for and on behalf of each of the securityholders of Endgame for all purposes in connection with the Merger Agreement and the agreements ancillary thereto and as provided in Article X of the Merger Agreement. SRS is referred to as the “Securityholder Representative” throughout this proxy statement/prospectus, when it is being referenced in its capacity as the Securityholder Representative.

Indemnification

Indemnifiable Matters

The Merger Agreement provides that each of the stockholders of Endgame, warrantholders of Endgame and retention bonus pool participants of Endgame as of immediately prior to the effective time of the Merger (the “Indemnifying Parties”) will severally, but not jointly, indemnify and hold harmless Elastic and its affiliates (including the Surviving Corporation) and its and their respective representatives (the “Indemnified Parties”) from and against all losses, liabilities, damages (excluding punitive or exemplary damages except to the extent awarded to a third party in any Action), deficiencies, taxes, costs, interest, awards, judgments, settlements, penalties and expenses, including attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigation, defending against, prosecuting, or settling any of the foregoing) and court or arbitration costs (individually, a “Loss” and, collectively “Losses”), paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (regardless of whether or not such Losses relate to any Third Party Claims (as defined below)) directly or indirectly resulting from, arising out of, or relating to any of the following:

i.

(x) any breach of, or inaccuracy in, as of the execution and delivery of the Merger Agreement or as of the effective time of the Merger (as though made as of such time), any representation or warranty of Endgame contained in Article III of the Merger Agreement (other than the Fundamental Representations), or any breach of, or inaccuracy in, any representation or warranty in any certificate referenced in the Merger Agreement and delivered by Endgame pursuant hereto (other than concerning the Fundamental Representations), or (y) any Action by a third-party, including the investigation, defense, prosecution or settlement thereof, if an adverse judgment in connection with such Action could give the Indemnified Parties a claim for indemnification under clause (x) of this section (i);

ii.

(x) any breach of, or inaccuracy in, as of the execution and delivery of the Merger Agreement or as of the effective time of the Merger (as though made as of such time), of any Fundamental Representation of Endgame, or any breach of, or inaccuracy in, any representation or warranty in any certificate referenced in the Merger Agreement and delivered by Endgame pursuant thereto (excluding the certificates referenced in Section 9.2(a)(i) of the Merger Agreement), or (y) any Action by a third-party, including the investigation, defense, prosecution, or settlement thereof, if an adverse judgment in connection with such Action could give the Indemnified Parties a claim for indemnification under clause (x) of this section (ii);

iii.

any breach of, default in, or failure by Endgame or the Securityholder Representative to perform or comply with any of its covenants or agreements set forth in the Merger Agreement (that in the case of Endgame, require performance at or prior to the effective time of the Merger);

iv.

any inaccuracy in any information or calculations set forth in the Payment Spreadsheet, or the Statement of Expenses, including any inaccuracy in the calculation of, and any overstatement, or understatement or failure to include, in the Payment Spreadsheet the Total Closing Consideration (or any component thereof, including with respect to Closing Indebtedness, Closing Cash, Third Party Expenses or the Tax Amount);

v.	any liabilities relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code;

vi.

(x) any breach of fiduciary duty by any current or former director or officer of Endgame or any of Endgame’s subsidiaries, (y) any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with the Merger Agreement, and any other Losses paid, incurred, suffered or sustained in respect of any Dissenting Shares, including all attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any claim, action or proceeding in respect of Dissenting Shares, or (z) any Action by a third-party, including the investigation, defense, or prosecution, but not any settlement thereof, if an adverse judgment in connection with such Claim Action could give the Indemnified Parties a claim for indemnification under either clause (x) or (y) of this section (vi);

vii.

any fraud in respect of a representation or warranty by Endgame set forth in Article III of the Merger Agreement, any certificate referenced in the Merger Agreement and delivered by Endgame pursuant hereto, or a covenant or agreement set forth in the Merger Agreement;

viii.

any fraud committed by Endgame or any of its subsidiaries or any of their respective representatives acting on behalf of or the benefit of Endgame or any of its subsidiaries in connection with or in furtherance of the Merger Agreement, the Merger or the other transactions contemplated thereby, which fraud is not in respect of a representation or warranty set forth in Article III of the Merger Agreement, any certificate referenced in the Merger Agreement and delivered pursuant hereto, or a covenant or agreement set forth in the Merger Agreement; or

ix.

any (A) Taxes of Endgame and its subsidiaries attributable to any Pre-Closing Tax Period, provided the amounts described in this definition shall be determined by including in the Pre-Closing Tax Period any Taxes attributable to any amount required to be included in the income of the Endgame or any of its Subsidiaries or Affiliates under Section 951 or Section 951A of the Code (or, in each case, any similar provision of state, local or other Tax Law) to the extent such amount would be allocable to the Pre-Closing Tax Period if the taxable year of each relevant entity ended on the Closing Date, (B) Transaction Payroll Taxes, and (C) Taxes attributable to the conversion of or repayment of any Indebtedness, (D) amounts payable after the Closing Date as a result of an election under Section 965(h) of the Code by or with respect to Endgame or any of its Subsidiaries, and (E) Taxes payable by the Securityholders pursuant to Section 7.9(d) of the Merger Agreement; provided, further that Pre-Closing Taxes shall not include any Taxes: (u) payable by Elastic pursuant to Section 7.9(d) of the Merger Agreement), (v) taken into account in the Tax Amount, Third Party Expenses, or Closing Indebtedness and that result in a reduction to the Closing Consideration as finally determined pursuant to the Merger Agreement; (w) attributable to or imposed in any taxable period (or portion thereof) ending after the Closing Date (other than Losses arising from breaches of the representations and warranties in Sections 3.9(e), (f),

(g), (l), (m), (n), (o), (p) and (s) of the Merger Agreement (x) that are due to the unavailability in any taxable period (or portion thereof) ending after the Closing Date of any net operating losses, credits or other Tax attributes from a Pre-Closing Tax Period; or (y) resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by the Merger Agreement) (the “Pre-Closing Taxes”).

The indemnification rights of the Indemnified Parties and the liability of the Indemnifying Parties for such indemnification are subject to the following limitations:

Survival Period of Representations and Warranties.

•

The representations and warranties of Endgame set forth in Section 3.1 (Organization and Good Standing), Section 3.2 (Authority and Enforceability), Section 3.4(a) (Conflicts), Section 3.5 (Endgame Capital Structure), and Section 3.24 (Certain Third Party Expenses) of the Merger Agreement (collectively, the “Fundamental Representations”) survive for five (5) years following the Closing Date;

•

The representations and warranties of Endgame set forth in Section 3.9 (Tax Matters) of the Merger Agreement (the “Tax Representations”) survive until the date that is thirty (30) days after the expiration of the longest statute of limitations applicable to the taxes addressed by such representation or warranty, after giving effect to any waiver, mitigation, tolling or extension thereof;

•	All other representations and warranties of Endgame survive for 18 months following the Closing Date;

•

The representations and warranties of Elastic and Merger Sub contained in Sections 4.1 (Authority and Enforceability), 4.2 (Organization and Standing), 4.3 (Government Approvals), and 4.7 (Valid Issuance) of the Merger Agreement and in the certificate delivered by Elastic pursuant to Section 2.2(c)(v) of the Merger Agreement shall survive for a period of 12 months following the Closing Date and all other representations and warranties of Elastic and Merger Sub shall terminate upon the Closing;

provided, however, that in the event of a fraud with respect to any such representation or warranty, such representation or warranty shall survive until the longer of the expiration of the foregoing applicable survival period or 11:59 p.m. (Pacific Time) on the date that 30 days after the expiration of the statute of limitations applicable to such fraud; provided, further, that all such representations and warranties of or made on behalf of Endgame shall survive beyond the date that is 18 months following the Closing Date (the “Expiration Date”) or other survival periods specified above if an indemnity claim notice is delivered pursuant to the terms of the Merger Agreement prior to the expiration of the survival period for such representation or warranty, in which case such representation or warranty shall survive only as to such indemnity claim notice until such indemnity claim notice has been finally resolved.

Indemnification Caps.

•

The aggregate liability of each Indemnifying Party for indemnification claims recovered directly from such Indemnifying Party shall be limited, in the aggregate, to a dollar amount equal to the sum of (i) the value of the Elastic Ordinary Shares issued or issuable (including any Indemnity Escrow Shares (as defined below) transferred from the Escrow Agent (as defined below)) to such Indemnifying Party (or his, her, or its designee, assignee, transferee, or successor in interest), plus (ii) any and all amounts deducted or withheld in respect of Taxes or any Loan Repayment Amount with respect to such Indemnifying Party, plus (iii) such Indemnifying Party’s aggregate Per Share Expense Contribution; provided that, in the event of fraud committed by such Indemnifying Party or of which fraud such Indemnifying Party had actual knowledge, the liability of such Indemnifying Party shall not be so limited.

•

The Indemnified Parties’ sole and exclusive source of recovery for claims under clause (i), subclause (y) of clause (ii), subclause (z) of clause (vi) and clause (viii) of the Indemnifiable Matters section above, and all reasonable and documented costs and expenses, relating to any Third Party Claim shall be recourse against the Indemnity Escrow Fund;

•

The amount of any Loss payable by an Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party from insurance policies, net of the following: (i) third party costs and expenses (including Taxes) incurred by such Indemnified Party or its Affiliates and its and their respective Representatives in procuring such recovery; (ii) any increases in premiums or premium adjustments to the extent attributable to such recovery (applicable to any past, present or future premiums); and (iii) deductibles and other amounts incurred in connection with such recovery; provided, however that, other than with respect to Endgame’s D&O Tail Policy, the Indemnified Parties shall have no obligation to seek recovery under any insurance policies or to maintain any insurance policies for any period of time; and

•

The Indemnified Parties shall, to the extent required by applicable Law, use commercially reasonable efforts to mitigate Losses indemnifiable under Article IX of the Merger Agreement; provided, however, that, notwithstanding the foregoing or anything else herein to the contrary, other than with respect to the Endgame’s D&O Tail Policy, in no event shall any of the Indemnified Parties be required to assert any claim or otherwise seek recourse any against any current or former insurers, insurance policies, customers, suppliers, resellers, vendors, partners, commercial counterparties, or other Representatives of any of the Indemnified Parties or their respective Affiliates.

Deductible and Claim Threshold.    The Indemnified Parties may not recover any Losses under clause (i) or subclause (y) of clauses (ii) or (iii) of the Indemnifiable Matters section above unless and until the Indemnified Parties, as a group, have paid, incurred, suffered or sustained at least $1,000,000 in Losses in the aggregate (the “Deductible”) and unless such claim or series of related claims exceeds $100,000 (the “Per Claim Threshold”).

The Deductible and Per Claim Threshold limitations shall not apply to claims under subclause (x) of clause (ii) or clauses (iv) through (ix) of the Indemnifiable Matters section above, inclusive. Furthermore, nothing in the Merger Agreement will limit (i) the liability of an Indemnifying Party for fraud committed by such Indemnifying Party or of which fraud such Indemnifying Party had actual knowledge, or (ii) the right of Elastic or any other Indemnified Party to pursue remedies under any Related Agreement against the parties thereto.

Satisfaction of Indemnification Claims.    If the Indemnifying Parties are obligated to reimburse or compensate the Indemnified Parties for any Losses in connection with a claim by any of the Indemnified Parties, then indemnification for such Losses shall be satisfied first from the Indemnity Escrow Fund, and second, to the extent the Indemnity Escrow Fund is insufficient to satisfy such claims, by asserting claims directly against one or more Indemnifying Parties, in each case, subject to the limitations described herein. For purposes of satisfaction of indemnification claims and determining the limitations on liability, the Indemnity Escrow Shares and any other Elastic Ordinary Shares issued pursuant to the Merger Agreement shall be valued at the Elastic Share Price.

Indemnification of Third Party Claims.    In the event that Elastic becomes aware of a third-party written claim against an Indemnified Party that constitutes a matter for which either (a) an Indemnified Party is entitled to indemnification, compensation, or reimbursement under clauses (i) through (ix) of the Indemnifiable Matters section above or (b) if determined adversely to Elastic or any other Indemnified Party, would provide a basis for a claim under any of the matters indemnifiable under clauses (i) through (ix) of the Indemnifiable Matters section above (a “Third Party Claim”), Elastic shall have the right to conduct the defense and prosecution of and to settle or resolve any such Third Party Claim. If Elastic enters into any settlement of a claim without the prior written consent of the Indemnifying Party, then the amount paid in the settlement or resolution of any such Third Party Claim will not be determinative of the amount of Losses relating to such matter or whether such Losses are indemnifiable under Article IX of the Merger Agreement.

Escrow Funds

As soon as reasonably practicable following the Closing of the Merger, Elastic shall issue to Computershare Inc. (the “Escrow Agent”) (i) a number of Elastic Ordinary Shares equal to the quotient obtained by dividing (i) $21,000,000, by (ii) the Elastic Share Price, rounded down to the nearest whole number of share (the “Indemnity Escrow Shares”) (and together with all dividends and distributions and other income thereon, the “Indemnity Escrow Fund”). The Indemnity Escrow Fund will be available to compensate the Indemnified parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under the Merger Agreement, including Article IX of the Merger Agreement.

At the conclusion of the Escrow Agent’s duties set forth in the Merger Agreement, but no later than five Business Days after the 18 months after the Closing Date, Elastic and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund that number of Indemnity Escrow Shares equal to (a) the Indemnity Escrow Shares then-remaining in the Indemnity Escrow Fund, less (b) the number of Indemnity Escrow Shares that would reasonably be required to satisfy Indemnifying Parties’ indemnification obligations under clauses (i) through (ix) of the Indemnifiable Matters section above for pending claims specified in indemnity claim notices delivered prior to the end of the Expiration Date that have not been resolved prior to the Expiration Date, and transfer such shares to the Indemnifying Parties in accordance with their respective Escrow Pro Rata Portion. Upon the resolution of all pending claims for which Indemnity Escrow was withheld and retained in the Indemnity Escrow Fund, and after any distributions from the Indemnity Escrow Fund to the Indemnified Parties, Elastic and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund all then-remaining Indemnity Escrow Shares in the Indemnity Escrow Fund, and transfer such remaining shares to the Indemnifying Parties in accordance with their respective Escrow Pro Rata Portion.

Employee Matters

Prior to the Closing of the Merger, Endgame shall take the following actions:

•	Endgame shall have caused each director and officer to execute a resignation and release letter in a form acceptable to Elastic, effective as of the effective time of the Merger.

•

Endgame shall use its reasonable best efforts to cause each current Employee, including each person who becomes an Employee after the date of the Merger Agreement, to enter into and execute an Employee Proprietary Information Agreement or a Consultant Proprietary Information Agreement (each in a form satisfactory to Elastic (acting reasonably)), as applicable.

•

Endgame shall terminate any Endgame Employee Plan intended to be qualified under Section 401(a) of the Code, as well as any Endgame Employee Plans that are group welfare benefit plans or that include group severance pay or benefits, such termination to be contingent upon the Closing and effective as of no later than the day immediately preceding the Closing

Date, unless Elastic provides written notice to Endgame that any such Company Employee Plan shall not be terminated.

•

Endgame shall, in compliance with applicable Law, use reasonable best efforts to cause each Employee who is employed or engaged by Endgame or any of its Subsidiaries as of or after the date of the Merger Agreement and who is not a continuing employee to sign a separation and general release agreement (which shall not have been revoked) approved by Elastic, effective generally (with certain exceptions) as of no later than one (1) business day prior to the Closing Date, and Endgame shall generally pay all severance pay or benefits required to be paid prior to the Closing in compliance with all applicable Contracts and applicable Law, all of which shall be Third Party Expenses pursuant to the Merger Agreement; provided that in no event shall Endgame agree to any severance pay or benefits, excluding certain consideration related to the release of federal age discrimination claims, in an amount greater than the applicable Employee’s average four (4) week cash compensation except to the extent required by any applicable Contracts and applicable Law; provided further, however, that Elastic shall bear all Excluded Severance Costs. Endgame shall ensure that all such separations shall be in compliance with applicable Law.

•

Subject to the reasonable prior review and approval of Elastic, Endgame shall take all actions reasonably necessary to provide for the payment of all unpaid Employee Compensation Expenses through the Endgame’s normal payroll procedures, which payments shall be made through a special payroll distribution as soon as practicable following the effective time of the Merger, and in any event on or before the date that is ten (10) business days after the Closing Date.

“Employee Compensation Expenses” means all Employee compensation expenses and other liabilities arising on or prior to the Closing Date, including vacation, or paid time off that has been accrued but unused as of the Closing Date by any Employee, all salary, wages, commissions, pro-rated bonuses and other accrued but unpaid benefits of any Employee as of the Closing Date.

“Excluded Severance Costs” means the aggregate cash severance paid or payable to all Employees employed by Endgame as of the date of the Merger Agreement who do not receive an offer letter from Elastic (which amount, on a per Employee basis, shall be approved by Elastic in writing, solely to the extent such amount is in excess of the severance payable to such Employee pursuant to an employee agreement or Endgame Employee Plan that is set forth on a schedule to the Merger Agreement and made available to Elastic).

Amendment, Extensions and Waivers

Amendment.    The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought. Any amendment of the Merger Agreement signed by the Securityholder Representative shall be binding upon and effective against the Securityholders whether or not they have signed such amendment.

Extension; Waiver.    At any time prior to the Closing of the Merger, Elastic, on the one hand, and Endgame, on the other hand, may, and at any time after the Closing of the Merger, Elastic, on the one hand, and the Securityholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party under the Merger Agreement, (b) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained in the Merger Agreement. Any agreement on the part of a party to the Merger

Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, and shall not constitute or give rise to an extension or waiver of any rights or obligations under the Merger Agreement except to the extent specifically provided in such writing (it being understood that all such other non-waived rights and obligations are expressly reserved). The Securityholders are deemed to have agreed that any extension or waiver signed by Endgame (if prior to Closing) or the Securityholder Representative (if after the Closing) shall be binding upon and effective against all Securityholders whether or not they have signed such extension or waiver.

No Third Party Beneficiaries

The Merger Agreement is not intended to provide or create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any Securityholder, employee, consultant, contractor of Endgame or any other person, including any rights of employment for any specified period and/or any employee benefits, in favor of any person, union, association, employee, consultant or contractor of Endgame or any other person, other than Elastic or Merger Sub, Endgame, and the Securityholder Representative and their respective successors and permitted assigns, and all provisions of the Merger Agreement will be personal solely among such parties.

Specific Performance

The parties to the Merger Agreement agreed that, in the event of any breach or threatened breach of the Merger Agreement by Endgame, any of its subsidiaries, any Securityholder, or any Representative of the foregoing, (i) Elastic shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of the Merger Agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) Elastic shall not be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding. Any and all remedies expressly conferred in the Merger Agreement upon Elastic shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon Elastic, and the exercise by Elastic of any one remedy will not preclude the exercise of any other remedy.

THE SUPPORT AGREEMENTS

On June 5, 2019, concurrently with the execution of the Merger Agreement, Elastic entered into a support agreement (the “Endgame Support Agreement”) with certain stockholders of Endgame, pursuant to which, among other things, such Endgame stockholders agreed that they will vote their shares of Endgame Capital Stock:

•	in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	against approval of any proposal made in opposition to, or in competition with, consummation of the transactions contemplated by the Merger Agreement; and

•

against any of the following actions (other than those actions that relate to the transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, or reorganization of Endgame or any of its subsidiaries; (ii) any sale, lease or transfer of any significant part of the assets of Endgame or any of its subsidiaries; (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Endgame or any of its subsidiaries; (iv) any material change in the capitalization of Endgame or any of its subsidiaries, or the corporate structure of Endgame or any of its subsidiaries; or (v) any other action that is intended, or could reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

In addition, such Endgame stockholders agreed, without the prior written consent of Elastic, not to transfer any shares of Endgame Capital Stock (other than by way of charitable gifts or for estate planning purposes or transfers to affiliates, in each case, that agree in writing to the terms of the Endgame Support Agreement by executing and delivering a joinder agreement).

By executing the Endgame Support Agreement, the Endgame stockholders also: (i) waive their right to exercise appraisal or dissenters’ rights under applicable law and (ii) release Endgame, Elastic and the Merger Sub from and against certain liabilities and claims, subject to customary exceptions.

The Endgame Support Agreement automatically terminates upon the earliest of: (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the written agreement of such Endgame stockholders and Elastic to terminate the Endgame Support Agreement.

Such Endgame stockholders currently beneficially own (i) at least sixty six and two-thirds percent (66 2/3%) of the outstanding shares of Endgame preferred stock, voting together as a single class on an as converted into common stock basis, and (ii) at least a majority of the outstanding shares of Endgame Capital Stock, voting together as a single class on an as converted into common stock basis, in each case, as required by Endgame’s organizational documents.

The foregoing description of the Endgame Support Agreement is qualified in its entirety by the full text of the Endgame Support Agreement, which is attached to this proxy statement/prospectus as Annex B and is incorporated by reference into this proxy statement/prospectus.

Also on June 5, 2019, concurrently with the execution of the Merger Agreement, Endgame entered into a support agreement (the “Elastic Support Agreement”) with certain shareholders of Elastic, pursuant to which, among other things, such Elastic shareholders agreed that they will vote their Elastic Ordinary Shares:

•	in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and

•	against any action that is intended, or could reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

In addition, such Elastic shareholders agreed that in the event any such Elastic shareholder transfers Elastic Ordinary Shares to a controlled affiliate of such Elastic Shareholder, the transferee must agree in writing to the terms of the Elastic Support Agreement by executing and delivering a joinder agreement.

The Elastic Support Agreement automatically terminates upon the earliest of: (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the written agreement of such Elastic shareholders and Endgame to terminate the Elastic Support Agreement.

Such Elastic shareholders beneficially owned an aggregate of approximately 56% of the outstanding Elastic Ordinary Shares as of June 5, 2019.

The foregoing description of the Elastic Support Agreement is qualified in its entirety by the full text of the Elastic Support Agreement, which is attached to this proxy statement/prospectus as Annex C and is incorporated by reference into this proxy statement/prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion represents the opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Elastic, and Cooley LLP, counsel to Endgame, with respect to the material U.S. federal income tax consequences of the Merger to beneficial owners of Endgame Capital Stock that receive Elastic Ordinary Shares pursuant to the Merger. These opinions are based on facts and representations contained in representation letters provided by Elastic and Endgame and on customary factual assumptions. This discussion is limited to holders who hold their Endgame Capital Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service (the “IRS”), each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Endgame Capital Stock in light of their particular facts and circumstances and does not apply to holders of Endgame Capital Stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders having a “functional currency” other than the U.S. dollar, holders who hold shares of Endgame Capital Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, holders who own (or are deemed to own) 5% or more of the outstanding stock of Endgame, holders who own (or are deemed to own) 5% or more of the outstanding stock of Elastic (by vote or value) following the Merger, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, and holders who acquired (or will acquire) their shares of Endgame Capital Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any state, local or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Endgame Capital Stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of Endgame Capital Stock should consult their tax advisors regarding the tax consequences of the Merger to them.

ALL HOLDERS OF ENDGAME CAPITAL STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of Endgame Capital Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” means a beneficial owner of shares of Endgame Capital Stock other than a partnership or a U.S. holder.

Qualification of the Merger as a Reorganization Under Section 368(a) of the Code

Endgame and Elastic intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Endgame nor Elastic intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. Further, neither Endgame nor Elastic intends to obtain, and the Merger is not conditioned upon obtaining, an opinion from counsel that the Merger will qualify as a reorganization. Accordingly, no assurance can be given that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code or that the IRS will not challenge such qualification or that a court would not sustain such a challenge.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders if the Merger Qualifies as a Reorganization Under Section 368(a) of the Code

Accordingly, assuming the Merger as intended qualifies as a reorganization, the following U.S. federal income tax consequences will result:

•

a U.S. holder of Endgame Capital Stock will generally recognize any gain (but not loss) upon the exchange of shares of Endgame Capital Stock for Elastic Ordinary Shares in the Merger in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Elastic Ordinary Shares received by the U.S. holder, the U.S. holder’s pro rata share of the expense fund and the par value of the Elastic Ordinary Shares issued to the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of Endgame Capital Stock surrendered and (ii) the sum of the U.S. holder’s pro rata share of the expense fund plus the par value of the Elastic Ordinary Shares issued to the U.S. holder;

•

a U.S. holder of Endgame Capital Stock will have an aggregate tax basis in the Elastic Ordinary Shares received in the Merger equal to the aggregate tax basis of the Endgame Capital Stock surrendered in exchange therefor, decreased by the U.S. holder’s pro rata share of the expense fund, and increased by the amount of gain recognized on the exchange; and

•

a U.S. holder of Endgame Capital Stock will have a holding period for Elastic Ordinary Shares received in the Merger that includes its holding period for its shares of Endgame Capital Stock surrendered in exchange therefor.

For U.S. federal income tax purposes, a U.S. holder’s share of the Elastic Ordinary Shares held in the Indemnity Escrow Fund will be treated as received in the Merger at the effective time.

Any gain or loss recognized by a U.S. holder generally will be long-term capital gain or loss if the U.S. holder’s holding period of the Endgame Capital Stock is more than one year, and short-term capital gain or loss if the U.S. holder’s holding period is one year or less, at the time of the Merger. Long-term capital gains of individuals are eligible for reduced rates of taxation.

If a U.S. holder of Endgame Capital Stock acquired different blocks of shares of Endgame Capital Stock at different times or at different prices, any gain will be determined separately with respect to each block of shares of Endgame Capital Stock, and such U.S. holder’s basis and holding period in its Elastic Ordinary Shares may be determined with reference to each block of shares of Endgame Capital Stock. Any such holder should consult its tax advisors regarding the manner in which Elastic Ordinary Shares received in the Merger and such U.S. holder’s pro rata share of the expense fund should be allocated among different blocks of shares of Endgame Capital Stock and with respect to identifying the bases or holding periods of the particular Elastic Ordinary Shares received.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders if the Merger Does not Qualify as a Reorganization Under Section 368(a) of the Code

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder’s exchange of Endgame Capital Stock for Elastic Ordinary Shares in the Merger will be a fully taxable transaction in which such holder generally will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Elastic Ordinary Shares received by the U.S. holder, the U.S. holder’s pro rata share of the expense fund and the par value of the Elastic Ordinary Shares issued to the U.S. holder and (ii) the U.S. holder’s tax basis in the Endgame Capital Stock surrendered in the Merger. For U.S. federal income tax purposes, a U.S. holder’s share of the Elastic Ordinary Shares held in the Indemnity Escrow Fund will be treated as received in the Merger at the effective time.

If a U.S. holder of Endgame Capital Stock acquired different blocks of shares of Endgame Capital Stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of Endgame Capital Stock. Any gain or loss recognized by a U.S. holder generally will be long-term capital gain or loss if the U.S. Holder’s holding period of the Endgame Capital Stock is more than one year, and short-term capital gain or loss if the U.S. holder’s holding period is one year or less, at the effective time of the Merger. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. The aggregate tax basis of a U.S. holder in the Elastic Ordinary Shares received in the Merger will equal its fair market value at the effective time of the Merger, and the holding period for the Elastic Ordinary Shares will begin the day after the effective time of the Merger.

U.S. Federal Income Tax Consequences of the Merger to Non-U.S. Holders

In general, the U.S. federal income tax consequences of the Merger to non-U.S. holders that receive Elastic Ordinary Shares in exchange for shares of Endgame Capital Stock pursuant to the Merger will be the same as those described above for U.S. holders, except that a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized in connection with the Merger unless:

•

such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. holder. A non-U.S. holder described in the first bullet that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments. Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the non-U.S. holder, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Reporting

Holders of shares of Endgame Capital Stock who owned at least one percent (by vote or value) of the total outstanding shares of Endgame Capital Stock are required to attach a statement to their tax returns for the year in which the Effective Time occurs that contains the information set forth in U.S. Treasury Regulations Section 1.368-3(b). Such statement must include the fair market value, determined immediately before the exchange, of all of such holder’s shares of Endgame Capital Stock exchanged pursuant to the Merger and such holder’s tax basis, determined immediately before the exchange, in its shares of Endgame Capital Stock.

Backup Withholding

Backup withholding at the applicable rate (currently, 24%) may apply with respect to certain payments, such as in respect of a holder’s pro rata share of the expense fund, unless the holder of the Endgame Capital Stock receiving such payments (i) is a non-U.S. holder or other exempt holder (and that, when required, provides certification as to its exempt status, e.g., on an applicable IRS Form W-8) or (ii) provides a properly completed IRS Form W-9 containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following sets forth the unaudited pro forma condensed combined financial information giving effect to the planned merger of Elastic N.V. (“Elastic” or “Acquiror”) and Endgame Inc. (“Endgame”) (“Merger”).

The unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only. The unaudited pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the Merger been completed as of the dates indicated below. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined statement of operations has been prepared as if the Merger had been consummated on May 1, 2018, and the unaudited pro forma condensed combined balance sheet has been prepared as if the Merger had been consummated on April 30, 2019. Elastic and Endgame have different fiscal year ends, with Elastic’s fiscal year end being April 30 and Endgame’s fiscal year end being December 31. Because the year ends are in excess of 93 days different, Endgame’s financial statements are required to be adjusted to a period within 93 days of Elastic’s fiscal year end. For the purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended April 30, 2019, Endgame’s unaudited condensed consolidated statement of operations for the twelve months ended June 30, 2019 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2018 from the audited consolidated statement of operations for the fiscal year ended December 31, 2018, and by including Endgame’s historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2019. The unaudited pro forma condensed combined balance sheet as of April 30, 2019, combines the historical consolidated balance sheet of Elastic as of April 30, 2019, and historical unaudited condensed consolidated balance sheet of Endgame as of June 30, 2019.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the operating results of the Combined Company.

The pro forma adjustments, which Elastic believes are reasonable under the circumstances, are preliminary and are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Additionally, the final determination of the purchase price and the purchase price allocation, upon the completion of the Merger, will be based on Endgame’s net assets acquired as of that date and will depend on several factors that cannot be predicted with certainty at this time. The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, detrimental effects, operating efficiencies or cost savings that may result from the Merger that may occur prior to, or after, completion of the Merger or any integration costs that may be incurred.

For information on the basis of presentation, refer to Note 2 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information”.

The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information should be read in conjunction with the following:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	the separate historical audited consolidated financial statements of Elastic as of and for the year ended April 30, 2019, included elsewhere in this proxy statement/prospectus;

•	the separate historical audited consolidated financial statements of Endgame as of and for the year ended December 31, 2018, included in this proxy statement/prospectus; and

•	the separate historical unaudited consolidated financial statements of Endgame for the six months ended June 30, 2019, and June 30, 2018, included in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF APRIL 30, 2019

(Amounts in thousands)

	Historical
	April 30, 2019	June 30, 2019	Reclassification Adjustments Note 3	Pro Forma Adjustments Note 5			Pro Forma Combined
	Elastic	Endgame
ASSETS
Current assets:
Cash and cash equivalents	$298,000	$1,726	$—	$(21,354)	5	(a)	$278,372
Restricted cash	2,280	—	—	—			2,280
Accounts receivable, net of allowance for doubtful accounts	81,274	3,493	—	—			84,767
Deferred contract acquisition costs	17,215	—	—	—			17,215
Prepaid expenses and other current assets	30,872	1,509	—	—			32,381

Total current assets	429,641	6,728	—	(21,354)			415,015
Property and equipment, net	5,448	1,089	—	—			6,537
Goodwill	19,846	—	—	210,335	5	(b)	230,181
Intangible assets, net	6,723	517	—	40,483	5	(c)	47,723
Deferred contract acquisition costs, non-current	8,935	—	1,842	—			10,777
Deferred tax assets	1,748	—	—	—			1,748
Other assets	13,397	1,900	(1,842)	—			13,455

TOTAL ASSETS	$485,738	$10,234	$—	$229,464			$725,436

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ (DEFICIT) EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accounts payable	$4,450	$1,493	$—	$—			$5,943
Accrued expenses and other liabilities	18,740	2,577	(1,775)	899	5	(d)	20,441
Accrued compensation and benefits	22,147	—	1,775	—			23,922
Deferred revenue	158,243	3,979	—	(1,392)	5	(e)	160,830
Customer deposits, current	—	8,442	—	(2,727)	5	(e)	5,715
Convertible notes payable, net	—	3,234	—	(3,234)	5	(f)	—
Current maturities of long-term debt, net	—	2,487	—	(2,487)	5	(g)	—
Deferred rent	—	148	—	(148)	5	(h)	—

Total current liabilities	203,580	22,360	—	(9,089)			216,851
Deferred revenue, non-current	12,423	1,998	—	(699)	5	(e)	13,722
Customer deposits, non-current	—	15,628		(5,048)	5	(e)	10,580
Revolving line of credit	—	7,000	—	(7,000)	5	(g)	—
Long-term debt, net	—	3,482	—	(3,482)	5	(g)	—
Deferred rent	—	317	—	(317)	5	(h)	—
Deferred tax liability	—	20	—	15,060	5	(i)	15,080
Warrant liability	—	1,426	—	(1,426)	5	(j)	—
Other liabilities, non-current	6,723	—	—	148	5	(c)	6,871

TOTAL LIABILITIES	222,726	52,231	—	(11,853)			263,104

Commitments and contingencies
Redeemable convertible preferred stock	—	99,496	—	(99,496)	5	(k)	—
Shareholders’ (deficit) equity and Stockholders’ (deficit) equity:
Ordinary shares	754	—	—	23	5	(l)	777
Common Stock	—	11	—	(11)	5	(m)	—
Treasury shares	(369)	—	—	—			(369)
Additional paid-in capital	581,135	15,891	—	197,209	5	(m)	794,235
Accumulated other comprehensive loss	(1,431)	—	—	—			(1,431)
Accumulated deficit	(317,077)	(157,395)	—	143,592	5	(n)	(330,880)

Total shareholders’ (deficit) equity / stockholder’s (deficit) equity	263,012	(141,493)	—	340,813			462,332

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND STOCK, AND SHAREHOLDERS’ (DEFICIT) EQUITY AND STOCKHOLDERS’ (DEFICIT) EQUITY	$485,738	$10,234	$—	$229,464			$725,436

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED APRIL 30, 2019

(Amounts in thousands, except per share data)

	Historical		Reclassification Adjustments Note 3	Pro Forma Adjustments Note 6		Pro Forma Combined
	12 months ended
	April 30, 2019	June 30, 2019
	Elastic	Endgame
Revenue
License – self-managed	$39,474	$—	$1,839	$179	6(h)	$41,492
Subscription – self-managed and SaaS	208,780	—	18,809	251	6(g), 6(h)	227,840

Total subscription revenue	248,254	—	20,648	430		269,332
Professional services	23,399	—	2,248	(1,924)	6(h)	23,723
Revenues	—	22,896	(22,896)	—		—

Total revenue	271,653	22,896	—	(1,494)		293,055

Cost of revenue
Cost of license – self-managed	387	—	238	2,889	6(a)	3,514
Cost of subscription – self-managed and SaaS	53,560	—	2,434	2,907	6(a), 6(b)	58,901

Total cost of revenue –subscription	53,947	—	2,672	5,796		62,415
Cost of professional services	24,063	—	291	—		24,354
Cost of revenue	—	2,963	(2,963)	—		—

Total cost of revenue	78,010	2,963	—	5,796		86,769

Gross profit	193,643	19,933	—	(7,290)		206,286

Operating expenses
Research and development	101,167	20,394	—	193	6(b)	121,754
Sales and marketing	147,296	13,136	—	3,424	6(a), 6(b), 6(h)	163,856
General and administrative	46,536	6,835	—	(126)	6(b),6(e)	53,245

Total operating expenses	294,999	40,365	—	3,491		338,855

Operating loss	(101,356)	(20,432)	—	(10,781)		(132,569)
Interest income	—	52	(52)	—		—
Interest income (expense)	—	(981)	—	981	6(c)	—
Other income (expense), net	3,441	(292)	52	192	6(d)	3,393

Loss before income taxes	(97,915)	(21,653)	—	(9,608)		(129,176)
Provision for income taxes	4,388	(30)	—	(2,455)	6(f)	1,903

Net loss	$(102,303)	$(21,623)	$—	$(7,153)		$ (131,079)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.86)	$(1.99)			6(i)	$(2.29)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	54,893,365	10,880,398				57,247,469

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Merger

Pursuant to the Merger Agreement, Elastic will acquire Endgame for $234.0 million, including 2.2 million ordinary shares of Elastic, with an aggregate value of $191.6 million based upon the acquiror share price (“Acquiror Share Price” as defined below), subject to adjustments for closing cash and working capital of Endgame, repayments for indebtedness and transaction expenses of Endgame that remain unpaid as of closing, and deposits into the escrow funds.

The estimated preliminary merger consideration (“Merger Consideration”) is $221.9 million and the number of shares of Elastic comprising the stock consideration will be calculated based on the Acquiror share price which is subject to a floor price (“Floor Price”) and cap price (“Cap Price”), as defined below. The Merger Consideration will be allocated among holders of (i) Endgame preferred stock, (ii) Endgame common stock, (iii) vested in-the-money options to purchase Endgame common stock, and (iv) in-the-money warrants to purchase preferred stock. No fractional shares of Elastic ordinary shares will be issued in the Merger, and holders of Endgame options and warrants will not receive any consideration in lieu of any such fractional shares.

Immediately prior to the consummation of the Merger, options to purchase common stock held by certain persons will be accelerated, such that they are fully vested and exercisable as of the effective time (effective time is defined as time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Elastic and Endgame and specified in the Certificate of Merger). Further, certain executives of Endgame have accepted offers of employment made by a subsidiary of Elastic to continue with such subsidiary following the closing of the Merger.

The “Acquiror Share Price” means

(i)	if the Acquiror closing volume-weighted average price (VWAP) is equal to or less than $68.49 (the “Floor Price”), then the Floor Price,

(ii)	if the Acquiror closing VWAP is greater than the Floor Price and less than $98.55 (the “Cap Price”), then the Acquiror Closing VWAP, or

(iii)	if the Acquiror closing VWAP is equal to or greater than the Cap Price, then the Cap Price.

The Merger Agreement contains customary representations and warranties of each of the parties as well as customary covenants and agreements, including with respect to the operation of the business of Endgame between signing and closing. The Merger Agreement also contains certain indemnification provisions whereby the stockholders, warrant holders, and certain employees of Endgame will indemnify Elastic and certain other parties for certain losses arising out of, among other things, inaccuracies in, or breaches of, the representations, warranties, and covenants of Endgame and pre-closing taxes of Endgame, subject to certain caps, thresholds, and other limitations. To support such indemnification obligations, Elastic and the other indemnified parties will be able to make claims against an indemnity escrow fund for a period of 18 months following the consummation of the Merger.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Article 11 of Regulation S-X and present the historical financial information of Elastic and Endgame adjusted to give effect to events that are: (1) directly attributable to the Merger, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805-50, Business Combinations—Issues, with Elastic as the accounting acquirer, using the fair value concepts defined in ASC 820, Fair Value Measurement, and based on the respective historical consolidated financial statements of Elastic and Endgame.

ASC 805 requires that assets and liabilities acquired be recognized at their fair values as of the acquisition date. Financial statements of Elastic issued after completion of the Merger will reflect such fair values, measured as of the acquisition date, which may be different than the estimated fair values included in this unaudited pro forma condensed combined financial information. The financial statements of Elastic issued after the completion of the Merger will not be retroactively restated to reflect the historical financial position or results of operations of Endgame. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the Merger at the then-current market price, which will likely result in a purchase price that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

Under ASC 805, acquisition-related transaction costs (such as advisory, legal, valuation, other professional fees) are excluded from the unaudited pro forma condensed combined statement of operations. Such costs will be expensed in the historical statement of operations in the period incurred.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers unrelated to Elastic in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Elastic may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Elastic’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that others, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The allocation of the purchase consideration for the Merger depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the purchase consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the acquisition could differ materially from the preliminary allocation of purchase consideration. The final valuation will be based on the actual net tangible and intangible assets of Endgame existing at the acquisition date. The final valuation may materially change the allocation of the purchase consideration, which could materially affect the fair values assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed combined financial information.

The pro forma adjustments represent Elastic management’s best estimates and are based upon currently-available information and certain assumptions that Elastic believes are reasonable under the circumstances.

The unaudited pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the Merger been completed

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

There were no material transactions between Elastic and Endgame during the periods presented in the unaudited pro forma condensed combined financial statements.

3. Accounting Policies and Reclassification Adjustments

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in Elastic’s consolidated financial statements as of and for the year ended April 30, 2019. Based on the procedures performed to date, the accounting policies of Endgame are similar in all material respects to Elastic’s accounting policies, with the exception of FASB ASC Topic 606, Revenue from Contracts with Customers and Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, (“ASC 606”). The unaudited pro forma condensed combined statement of operations have been updated to reflect Endgame’s adoption of ASC 606 to be consistent with Elastic’s historical financial statements. The impact has been described in Note 6(h) to the unaudited pro forma condensed combined financial information.

In addition, certain reclassification adjustments have been made to the unaudited pro forma condensed combined financial information to conform Endgame’s historical financial statement presentation to Elastic’s financial statement presentation. Upon consummation of the Merger, Elastic will perform a comprehensive review of Endgame’s accounting policies. Elastic may, as a result, identify additional differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined consolidated financial statements.

4. Estimated Preliminary Merger Consideration and the Preliminary Purchase Price Allocation

Estimated Preliminary Merger Consideration

The fair value of the estimated preliminary Merger Consideration expected to be transferred on the closing date is based on the Merger Consideration mechanism described in Note 1 to the unaudited pro forma condensed combined financial information. The accompanying unaudited pro forma condensed combined financial statement reflect an estimated preliminary purchase price of approximately $221.9 million. The estimated preliminary Merger Consideration is based on Elastic’s closing price as of August 9, 2019.

(in thousands)	Shares issued	Per share price	Amount
Estimated cash to be paid for third party expenses and taxes			$8,287
Estimated cash to be paid for debt and revolving line of credit (revolver)			13,067
Estimated Elastic ordinary shares to be issued to convertible noteholders	84,845	$86.52	7,342
Estimated Elastic ordinary shares to be issued to Endgame common and preferred stockholders and warrant holders	2,129,268	$86.52	184,224
Estimated replacement awards to be issued for Endgame equity awards attributable to precombination services			9,012

Total Estimated Preliminary Merger Consideration			$221,932

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The above Merger Consideration does not include ordinary shares of Elastic to be issued as part of acceleration of equity awards and participation in the retention bonus pool (“retention bonus”).

As described in Note 1 above, the Merger Agreement includes fixed aggregate consideration of $234.0 million, the allocation of which is subject to a Floor Price of $68.49 and a Cap Price of $98.55. As a result, changes in Elastic’s stock price will impact the allocation of Elastic’s ordinary shares among preferred stockholders, common stockholders, warrant holders, options holders, and certain employees eligible for the retention bonus. This is also indicated below through the sensitivity analysis performed using the hypothetical change in the closing Elastic’s ordinary share price being the Floor Price of $68.49 and Cap Price of $98.55 to assess the impact on the number of shares issued to common and preferred stockholders, warrant holders, and convertible note holders and goodwill as part of Merger Consideration on the effective date.

	Stock price	Estimated Shares Issued to Endgame’s Common and Preferred Stockholders, Warrant Holders and Convertible Note Holders	Goodwill
Change in stock price – Floor price	$68.49	2,796,984	$210,335
Change in stock price – Cap price	98.55	1,943,837	210,335

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of Endgame are recognized and measured as of the acquisition date at fair value and added to those of Elastic. The determination of fair value used in the pro forma adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Merger. The final determination of the purchase price allocation, upon the completion of the Merger, will be based on Endgame’s net assets acquired as of that date and will depend on several factors that cannot be predicted with certainty at this time. Therefore, the actual allocations may differ from the pro forma adjustments presented. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of the fair value set forth below.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table sets forth a preliminary allocation of the estimated preliminary Merger Consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Endgame based on Endgame’s unaudited condensed consolidated balance sheet as of June 30, 2019, with the excess recorded to goodwill:

The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as if the acquisition occurred on April 30, 2019, is as follows:

(in thousands)	Amount
Cash and cash equivalents	$1,726
Accounts receivable	3,493
Property and equipment	1,089
Prepaid expenses and other current assets	1,509
Intangible assets(1)	41,000
Deferred contract acquisition costs, non-current	1,842
Other assets	58
Accounts payable	(1,493)
Accrued expenses and other liabilities	(443)
Accrued compensation and benefits	(1,775)
Customer deposits, current	(5,715)
Customer deposits, non-current	(10,580)
Deferred revenue, current	(2,587)
Deferred revenue, non-current	(1,299)
Deferred tax liability	(15,080)
Other liabilities, non-current	(148)
Goodwill(2)	210,335

$221,932

(1)	Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following:

(in thousands)	Preliminary Fair value	Estimated Useful Life (in years)	Annual Amortization
Developed Technology	$26,000	4.5	$5,778
Customer relationships	13,500	4	3,375
Trade names	1,500	4	375

	$41,000		$9,528

Endgame’s identifiable intangible assets include developed technology, customer relationships, and trade names. These preliminary estimates of fair value and weighted average useful life may be different from the amounts included in the acquisition accounting upon the close of the Merger, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once further information about Endgame’s intangible assets becomes available, additional analysis will be made that may impact: (1) the estimated total fair value assigned to identifiable intangible assets and, (2) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may only be discoverable upon obtaining full access to additional information and/or by changes in such factors that may occur

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

prior to completion of the Merger. The combined effect of any such changes could then also result in a material increase or decrease to Elastic’s estimate of associated future amortization expense.

(2)

Goodwill represents the excess of Merger Consideration over the fair value of the underlying net assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets, goodwill will not be amortized but rather subject to annual impairment test, absent any indicators of impairment. Goodwill is attributable to planned growth in new markets and synergies expected to be achieved from the combined operations of Elastic and Endgame. Goodwill recorded in the Merger is not expected to be deductible for tax purposes.

5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet—Pro Forma Adjustments

a) Reflects adjustments to cash and cash equivalents for consideration transferred which includes estimated taxes, estimated third party expenses, revolving line of credit (“revolver”) and debt.

(in thousands)	Amount
Consideration transferred for debt and revolver	$13,067
Consideration transferred for third party expenses	8,150
Consideration transferred for taxes	137

Total pro forma adjustment to cash and cash equivalents	$21,354

b) Reflects preliminary goodwill of $210.3 million for the estimated Merger Consideration in excess of the fair value of the net assets acquired in connection with the Merger. Refer to Note 4 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information” for additional information on the goodwill expected to be recognized.

c) Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 4 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information” for additional information on the acquired intangible assets expected to be recognized and the associated useful lives.

(in thousands)	Amount
Elimination of existing intangible asset	$(517)
Fair value of acquired intangibles	41,000

Total pro forma adjustment to intangible assets	$40,483

Total pro forma adjustment for unfavorable leases	$(148)

d) Reflects adjustment to record transaction costs incurred by Elastic after April 30, 2019 in accrued expenses and other liabilities. In addition, an adjustment of $0.4 million has been recorded to eliminate the transaction costs accrued by Endgame as such costs are being included in Merger Consideration.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

e) Reflects the fair value of estimated deferred revenue and customer deposit obligations. The calculation of fair value is preliminary and subject to change.

(in thousands)	Historical Amount	Preliminary Fair Values	Pro Forma Adjustment
Customer deposits, current	$8,442	$5,715	$(2,727)
Customer deposits, non-current	15,628	10,580	(5,048)
Deferred revenue, current	3,979	2,587	(1,392)
Deferred revenue, non-current	1,998	1,299	(699)

Total	$30,047	$20,181	$(9,866)

f) Reflects the elimination of convertible notes, including unpaid accrued interest of $3.7 million and unamortized discount of $0.4 million. The conversion of the convertible notes into Elastic’s ordinary shares, including a 100% premium, is included as a component of Merger Consideration in 5(m).

g) Reflects repayment of long-term debt (current and non-current) and the revolver adjusted for the elimination of debt discount and issuance costs.

(in thousands)	Amount
Repayment of long-term debt, current	$(2,533)
Repayment of long-term debt, non-current	(3,534)
Repayment of revolver	(7,000)
Elimination of debt discount and issuance costs, current	46
Elimination of debt discount and issuance costs, non-current	52

Total	$(12,969)

h) Reflects the elimination of deferred rent.

(in thousands)	Amount
Elimination of current portion of deferred rent	$(148)
Elimination of non-current portion of deferred rent	(317)

Total	$(465)

i) This adjustment reflects the deferred tax liabilities (“DTLs”) resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based on the applicable blended statutory tax rate and the estimated purchase price allocation. The DTLs are primarily related to the acquired intangible assets including an unfavorable lease. Furthermore, tax-related adjustments included in the unaudited pro forma condensed combined financial information are based on the tax laws in effect during the respective period. The estimate of DTLs is preliminary and is subject to change based upon Elastic’s final determination of the fair value of assets acquired and liabilities assumed, by jurisdiction including the final allocation across such legal entities and related jurisdictions.

Currently, no adjustment to the unaudited pro forma condensed combined financial information has been made as it relates to pre-existing valuation allowances. Furthermore, adjustments to established deferred tax assets and liabilities as well as the release of a valuation allowance may occur in conjunction with the finalization of the purchase accounting and these items could be material.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

j) Reflects the conversion of redeemable convertible preferred stock warrants into ordinary shares of Elastic.

k) Reflects conversion of redeemable convertible preferred stock into Elastic’s ordinary shares.

l) Reflects the adjustment to record par value of Elastic’s ordinary shares issued as part of issuance of stock consideration component of the Merger and issuance of Elastic ordinary shares as retention bonus.

m) Reflects the elimination of historical common stock and additional paid-in capital (“APIC”) of Endgame and issuance of Merger Consideration, and ordinary shares of Elastic as part of Retention Bonus and acceleration of equity awards to certain Endgame stockholders.

(in thousands)	Amount
Elimination of historical APIC balance	$(15,891)
Issuance of ordinary shares as part of estimated preliminary merger consideration	184,203
Issuance of ordinary shares as part of estimated preliminary merger consideration upon conversion of convertible notes	7,341
Issuance of replacement equity awards attributable to pre-combination services as part of estimated merger consideration	9,012
Issuance of ordinary shares of Elastic as part of retention bonus	12,111
Acceleration of equity awards to certain Endgame stockholders	433

Total	$197,209

n) Reflects adjustments to eliminate Endgame’s accumulated deficit balance.

(in thousands)	Amount
Elimination of historical accumulated deficit of Endgame	$157,395
Adjustment for retention bonus	(12,112)
Adjustment for Elastic’s transaction costs incurred post year end	(1,258)
Adjustment for one time stock-based compensation expense	(433)

Total adjustments to accumulated deficit	$143,592

6. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations—Pro Forma Adjustments

(a) Reflects the following estimated amortization expense related to the intangible assets to be acquired:

(in thousands)	Year Ended April 30, 2019
	Endgame Historical Amortization Expense	Based on Fair Values	Pro Forma Adjustment
Cost of license – self managed	$—	$2,889	$2,889
Cost of subscription – self managed and SaaS	—	2,889	2,889
Sales and marketing	—	3,750	3,750

Total adjustment	$—	$9,528	$9,528

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(b) Reflects the adjustment to share-based compensation expense for replacement equity-based awards attributable to post combination service.

	Year Ended April 30, 2019
(in thousands)	Endgame Historical Amortization Expense	Based on Replacement Awards	Pro Forma Adjustment
Cost of subscription – self-managed and SaaS	$40	$58	$18
Research and development	422	615	193
Sales and marketing	197	287	90
General and administrative	511	744	233

Total stock-based compensation expense adjustment	$1,170	$1,704	$534

(c) Reflects the elimination of Endgame’s interest expense of $1.0 million relating to the historical debt, convertible debt and revolver paid off in connection with the Merger.

(d) Reflects elimination of mark-to-market expense pertaining to redeemable convertible preferred stock warrants.

(e) Reflects elimination of $0.4 million of transaction costs recorded by Endgame.

(f) Reflects the income tax expense/benefit effects of the pro forma adjustments based on the applicable blended statutory tax rate. Because the tax rates used for these pro forma financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Merger.

(g) Reflects reduction to revenue by $2.0 million for the continuing effect of recording deferred revenue and customer deposit obligations at fair value.

(h) Reflects adjustments to Endgame’s historical results for the twelve months ended June 30, 2019 to reflect the adoption of ASC 606 at the beginning of the period presented.

(in thousands)	Pre ASC 606 Adoption	Impact of ASC 606 Adoption	Post ASC 606 Adoption
Consolidated Statement of Operations
Revenue
License – self-managed	$1,839	$179	$2,018
Subscription – self-managed and SaaS	18,809	2,269	21,078
Professional services	2,248	(1,924)	324
Operational expenses
Sales and marketing	683	(416)	267
Operating Loss	(20,432)	940	(19,492)
Net Loss	(21,623)	587	(21,036)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(i) Reflects the Pro Forma earnings per share computation:

(in thousands)	Pro Forma For the Year Ended April 30, 2019
Numerator for basic earnings per share calculation:
Pro forma loss (for basic and diluted EPS)	$(131,079)

Denominator for basic and diluted earnings per share calculation:
Weighted average Elastic’s outstanding ordinary shares	54,893,365
Ordinary shares issued as part of consideration	2,214,113
Ordinary shares issued as part of retention bonus	139,991

Pro forma weighted average shares (basic and diluted)	57,247,469

Pro forma earnings per share (basic and diluted):	$(2.29)

COMPARISON OF THE RIGHTS OF HOLDERS OF ELASTIC ORDINARY SHARES AND HOLDERS OF ENDGAME CAPITAL STOCK

If the Merger is consummated, stockholders of Endgame will become shareholders of Elastic. Elastic is organized under Dutch law. Endgame is organized under the laws of the State of Delaware. Accordingly, differences in rights of holders of Endgame Capital Stock and Elastic Ordinary Shares arise from differences between Dutch and Delaware law and their respective constituent documents. As holders of Elastic Ordinary Shares, your rights with respect thereto will be governed by Dutch law, as well as Elastic’s constituent documents. This section summarizes material differences between the rights of Endgame and Elastic shareholders, including material differences between Dutch and Delaware law.

The following summary is not a complete statement of the rights of the shareholders of either of the two companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL, the Dutch Civil Code (the “DCC”), and Endgame’s and Elastic’s constituent documents, which you are urged to read carefully.

Organizational Documents

Elastic.    The rights of Elastic’s shareholders are currently governed by Elastic’s articles of association and Dutch law, including the DCC.

Endgame.    The rights of Endgame stockholders are currently governed by Endgame’s Charter, Bylaws and Delaware law, including the DGCL, and in the case of holders of shares of Endgame preferred stock, by certain contractual rights afforded to such holders in connection with their investments in Endgame’s preferred stock.

Authorized Capital Stock

Elastic.    The authorized share capital of Elastic is 330,000,000 shares of share capital, consisting of (i) 165,000,000 shares of ordinary shares, par value of one eurocent (EUR 0.01) per share and (ii) 165,000,000 shares of preference shares, par value one eurocent (EUR 0.01) per share (the “Elastic Preferred Stock”).

Endgame.    The authorized capital stock of Endgame is 120,200,040 shares of capital stock, consisting of (i) 75,000,000 shares of common stock, par value $0.001 per share (the “Endgame Common Stock”), and (ii) 45,200,040 shares of preferred stock, par value $0.001 per share (the “Endgame Preferred Stock”), of which (a) 389,656 shares are designated “Series A Preferred Stock” (the “Endgame Series A Preferred”), (b) 17,121,265 shares are designated “Series A-1 Preferred Stock” (the “Endgame Series A-1 Preferred”), (c) 2,361,553 shares are designated “Series A-2 Preferred Stock” (the “Endgame Series A-2 Preferred” and together with the Endgame Series A Preferred and Endgame Series A-1 Preferred, the “Endgame Series A Convertible Preferred”), (d) 14,301,719 shares are designated “Series B Preferred Stock” (the “Endgame Series B Preferred”), (e) 7,868,882 shares are designated “Series C Preferred Stock” (the “Endgame Series C Preferred”) and (f) 3,156,965 shares are designated “Series D Preferred Stock” (the “Endgame Series D Preferred”).

Other than (i) each share of the Endgame’s Series A-1 Preferred Stock, which is convertible into 1.21558791 shares of Endgame Common Stock and (ii) each share of Endgame’s Series A-2 Preferred Stock, which is convertible into 1.07046892 shares of Endgame Common Stock, each share of Endgame Preferred Stock is convertible into one share of Endgame Common Stock.

Ordinary Shares/Common Stock

Elastic.    Each holder of an ordinary share is entitled to one vote for each share held of record on the applicable record date on each matter voted on at a meeting of shareholders.

Endgame.    Each holder of a share of common stock is entitled to one vote for each share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Preferred Stock

Elastic.    Our board of directors will be designated to issue preference shares and grant rights to subscribe for preference shares up to 100% of our issued share capital at the time of the issue for a period of five years from October 10, 2018.

Endgame.    Endgame’s Charter provides that each holder of a share of Endgame Preferred Stock shall be entitled to the number of votes equal to the number of shares of Endgame Common Stock into which such shares of Endgame Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent. The Endgame Preferred Stock has the same voting rights and powers equal to the voting rights of the holders of Endgame Common Stock. Unless otherwise provided by law or Endgame’s Charter, the holders of Endgame Preferred Stock votes together with the holders of Endgame Common Stock.

Endgame’s Charter provides that the consent of the holders of at least 66 2/3% of the outstanding Endgame Preferred Stock, voting together as a single class on an as-converted to Endgame Common Stock basis (the “Endgame Preferred Stock Requisite Holders”), is required to approve certain actions of Endgame, including, among other things, entering into the Merger Agreement.

Endgame’s Charter provides that the consent of the holders of at least 66 2/3% of the outstanding Endgame Series B Preferred, voting as a single class on an as-converted to Endgame Common Stock basis (the “Endgame Series B Requisite Holders”, is required to approve certain actions of Endgame that would adversely affect the rights, preferences and privileges of the Series B Preferred.

Number and Qualification of Directors

Elastic.    The number of executive and non-executive directors is determined by the board of directors. Elastic’s articles of association provide that the Company is managed by the Elastic Board. The Elastic Board currently consists of seven members.

Endgame.    The DGCL provides that a corporation’s board of directors much consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws of such corporation, unless the certificate of incorporation of such corporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of such certificate. The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or bylaws so provide. The certificate of incorporation and bylaws of a corporation may also prescribe other qualifications for directors.

The Endgame Board currently consists of seven members.

Endgame’s Bylaws provide that the business and affairs of Endgame shall be managed under the direction of the Endgame Board. The Bylaws also specify that the Endgame Board shall consist of one or more members, and the number of directors shall be fixed and may be changed, from time to time, by resolution of the Endgame Board. Endgame’s Charter provides that an increase or decrease in the authorized number of the members of the Endgame Board be approved by Endgame Preferred Stock Requisite Holders.

Structure of Board of Directors; Term of Directors; Election of Directors

Elastic.    We have a one-tier board of directors, consisting of executive and non-executive directors. The number of executive and non-executive directors is determined by the board of directors.

Pursuant to our articles of association, our executive and non-executive directors may be appointed for a maximum term of three years (unless such director has resigned at an earlier date). A director may be reappointed, and the three-year maximum term may be deviated from by resolution of the general meeting at the proposal of the board of directors.

The members of our board of directors have been appointed to staggered one, two- and three-year terms.

Under our articles of association, our directors are appointed by the General Meeting upon a binding nomination by our board of directors. The General Meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of votes cast, provided that majority represents more than half of the issued share capital.

If a binding nomination for the appointment of a director is overruled, the board of directors may make a non-binding nomination for such vacancy. If such non-binding nomination is voted down by the General Meeting, the General Meeting shall be free to appoint a person to fill the vacancy.

A resolution to appoint a director other than at the proposal of the board of directors requires a majority of two-thirds of votes cast, which majority represents more than half of the issued share capital.

Endgame.    Endgame’s Charter provides that (i) the holders of a majority of the Endgame Series B Preferred, voting as a separate class, are entitled to elect one member of the Endgame Board (the “Endgame Series B Director”), (ii) the holders of a majority of the Endgame Series A Convertible Preferred, voting together as a single class on an as-converted to Endgame Common Stock basis, are entitled to elect two members of the Endgame Board (the “Endgame Series A Directors”), (iii) the holders of a majority of Endgame Common Stock, voting as a separate class, are entitled to elect two members of the Endgame Board (the “Endgame Common Directors”) and (iv) the holders of Endgame Common Stock and Endgame Preferred Stock, voting together as single class on an as-converted to Endgame Common Stock basis, are entitled to elect all remaining members of the Endgame Board (the “Endgame Mutual Designation Directors”).

Endgame and certain stockholders of Endgame have entered into that certain Third Amended and Restated Voting Agreement dated February 29, 2016 (the “Endgame Voting Agreement”), which provides, among other things, that (i) for so long as at least 4,000,000 shares of Endgame Series B Preferred remain outstanding, the Series B Director shall be designated by Paladin III, L.P., subject to certain qualifications, (ii) for so long as at least 4,000,000 shares of Endgame Series A Convertible Preferred remain outstanding, one of the Series A Directors shall be designated by Columbia Capital Equity Partners V, L.P. or its affiliates and the other Series A Director shall be designated by Bessemer Venture Partners VII, L.P. or its affiliates, (iii) one of the Endgame Common Directors shall be the Endgame chief executive officer and the other Endgame Common Director shall be an individual designated by certain holders of Endgame Common Stock, and (iv) one of the Endgame Mutual

Designation Directors shall be one industry representative not affiliated with the Endgame or any Endgame stockholder and designated by a majority of the other directors and the other Endgame Mutual Designation Director shall be an individual designated by a majority of the other directors.

Endgame’s Bylaws provide that the directors of Endgame hold office until the next annual meeting of Endgame’s stockholders or until their respective successors are elected, except in the case of the death, resignation or removal of any director. Endgame’s Bylaws provide that no decrease in the number of authorized directors will shorten the term of any incumbent director.

Removal of Directors; Vacancies on the Board of Directors

Elastic.    The General Meeting may at any time suspend or dismiss a director. A resolution to suspend or dismiss a director other than at the proposal of the board of directors requires a two-third majority of votes cast, representing more than half of the issued share capital.

Under Dutch law, the General Meeting appoints the members of our board of directors. For each seat on our board of directors to be filled, our board of directors shall make a binding nomination. The General Meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of votes cast, provided that majority represents more than half of the issued share capital.

If a binding nomination for the appointment of a director is overruled, the board of directors may make a non-binding nomination for such vacancy. If such non-binding nomination is voted down by the General Meeting, the General Meeting shall be free to appoint a person to fill the vacancy.

A resolution to appoint a director other than at the proposal of the board of directors requires a majority of two-thirds of votes cast, which majority represents more than half of the issued share capital.

If the seat of an executive director is vacant or upon the inability of the executive director to act, the remaining executive director or executive directors will temporarily be entrusted with the executive management of the company, unless the board of directors provides for a temporary replacement. If the seats of all executive directors are vacant, or upon the inability of all executive directors or the sole executive director to act, as the case may be, the executive management of the company will temporarily be entrusted to the non-executive directors, unless the board of directors provides for one or more temporary replacements.

If the seat of a non-executive director is vacant or upon the inability of a non-executive director to act, the remaining non-executive director or non-executive directors will temporarily be entrusted with the performance of the duties and the exercise of the authorities of that non-executive director, unless the board of directors provides for a temporary replacement. If the seats of all non-executive directors are vacant or upon inability of all non-executive directors or the sole non-executive director to act, as the case may be, the General Meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of non-executive directors to one or more other individuals.

Endgame.    The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in certain circumstances. Whenever the holders of any class or series are entitled to elect one or more directors, the DGCL provides that the preceding sentence shall apply in respect to the removal without cause of a director or directors to the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole. The DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the directors elected by such class, or a sole remaining director elected by such class, may fill such vacancy. The DGCL also provides that, unless otherwise provided in the certificate of incorporation or bylaws, when 1 or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Endgame’s Bylaws subject the provisions of the DGCL to the rights of holders of Endgame Preferred Stock. Endgame’s Charter provides that (i) the holders of a majority of the Endgame Series B Preferred are entitled to remove from office the Endgame Series B Director and to fill any vacancy caused by the resignation, death or removal of such director, (ii) the holders of a majority of the Endgame Series A Convertible Preferred are entitled to remove from office the Endgame Series A Directors and to fill any vacancy caused by the resignation, death or removal of such directors, (iii) the holders of a majority of Endgame Common Stock are entitled to remove from office the Endgame Common Directors and to fill any vacancy caused by the resignation, death or removal of such directors and (iv) the holders of Endgame Common Stock and Endgame Preferred Stock are entitled to remove from office the Endgame Mutual Designation Directors and to fill any vacancy caused by the resignation, death or removal of such directors. The Endgame Charter further provides that except as otherwise provided in the Endgame Charter, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series.

The Endgame Voting Agreement provides that if a designating stockholder or group of stockholders, as the case may be, for a director designated pursuant to the Endgame Voting Agreement requests that the designated director be removed, the parties to the Voting Agreement shall vote their shares, if applicable, for the removal of such director. In addition, the Endgame Voting Agreement provides that vacancies in the director seats subject to the Endgame Voting Agreement shall also be filled according to the provisions of the Endgame Voting Agreement.

Quorum

Elastic.    Insofar as the law or our articles of association do not prescribe a larger majority, the General Meeting adopts resolutions by a simple majority of votes cast in a General Meeting where at least one-third of the issued and outstanding shares are represented.

Endgame.    The DGCL provides that a quorum for a stockholder meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such special meeting, unless the certificate of incorporation or Bylaws of the corporation provide otherwise.

Endgame’s Bylaws provide that the holders of a majority of the shares of capital stock of Endgame entitled to vote must be present in person or represented by proxy at each meeting of the stockholders to constitute a quorum, and where a separate class vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. A meeting of the stockholders of Endgame may be adjourned by (i) the chairman of the meeting, or in the absence of such person, by any officer entitled to preside at or act as the secretary of the meeting, or (ii) the holders of a majority of the shares of capital stock present at such meeting and entitled to vote, although less than quorum.

Special Meeting of Stockholders

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws of such corporation.

Endgame’s Bylaws provide that special meetings of the stockholders may be called by the Endgame Board, the Chairman of the Board or the President or the holders of record of at least 2,000,000 shares of capital stock entitled to vote at such meeting. In lieu of holding a special meeting of stockholders at a designated place, the Endgame Board may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication.

Notice of Stockholder Meetings

Elastic.    General Meetings shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the General Meeting, among other things, the discussion and adoption of the annual accounts, appropriation of our profits and proposals relating to the board of directors, including the filling of any vacancies in our board of directors. In addition, the agenda shall include such items as have been included therein by our board of directors. One or more shareholders, alone or together, representing at least 3% of the issued share capital may also request to include items in the agenda of a General Meeting. Requests must be made in writing and received by our board of directors at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the DCGC, a shareholder may request the inclusion of an item on the agenda only after consulting our board of directors in that respect. If one or more shareholders intends to request that an item be put on the agenda for a General Meeting that may result in a change in the company’s strategy, pursuant to the DCGC our board of directors may invoke a response time of a maximum of 180 days until the day of the General Meeting. A legislative proposal is currently being drafted pursuant to which a response time of a maximum of 250 days may be given a statutory basis. It is currently unclear in what form and when the legislative proposal will be submitted to Dutch parliament.

Endgame.    As permitted under the DGCL, Endgame’s Bylaws provide that written notice of the time and place, if any, of every meeting of stockholders and the means of remote communication, if any, and, in the case of a special meeting, the business to be acted on at such meeting shall be given at least 10 days before the meeting to each stockholder of record having voting power and entitled to such notice. The DGCL and Endgame’s Bylaws provide that written notice of any meeting shall be given not less than 10, nor more than 60, days before the date of a stockholder’s meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Under the DGCL, unless otherwise provided in the certificate of incorporation of a corporation, any action required to be taken at an annual or special meeting of the stockholders of a corporation, or any action which may be taken at an annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

Endgame’s Charter and Endgame’s Bylaws do not modify these provisions.

Amendment of Charter

Elastic.    Our articles of association may only be amended by a resolution of the General Meeting upon a proposal made by our board of directors. If a resolution to amend the articles of association is submitted to the General Meeting, this must in all cases be stated in the notice convening the General Meeting. A resolution by the General Meeting to amend the articles of association may be adopted by a simple majority of votes cast.

Endgame.    The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if applicable).

Endgame’s Charter requires an affirmative vote of the Endgame Preferred Stock Requisite Holders, in order (i) to amend, alter or repeal, or adopt any provision of Endgame’s Charter that alters or changes the rights, privileges or preferences of the Endgame Preferred Stock so as to adversely affect the holders of Endgame Preferred Stock, (ii) to increase or decrease the authorized number of shares of Endgame Common Stock or Endgame Preferred Stock, or (iii) to authorize or designate any new class or series of stock or other security ranking on parity with or senior to any series of Endgame Preferred Stock in right of redemption, liquidation preference or dividend.

Endgame’s Charter requires an affirmative vote of the Endgame Series B Requisite Holders in order to amend, alter or repeal, or adopt any provision of Endgame’s Charter that (i) increases or decreases the aggregate number of authorized shares of the Endgame Series B Preferred, (ii) increases or decreases the par value of the Endgame Series B Preferred or (iii) alters or changes the rights, privileges or preferences of the Endgame Series B Preferred so as to adversely affect the holders of Endgame Series B Preferred.

Amendment of Bylaws

Under the DGCL, the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal the bylaws of a corporation upon the directors. The fact that such power has been so conferred upon the directors, will not divest the stockholders or members of the power, nor limit their power, to adopt, amend or repeal the bylaws of a corporation.

Endgame’s Charter provides that the Endgame Board is expressly authorized to adopt, amend or repeal Endgame’s Bylaws.

Endgame’s Charter requires an affirmative vote of the Endgame Preferred Stock Requisite Holders, in order to amend, alter or repeal, or adopt any provision of Endgame’s Bylaws that alters or changes the rights, privileges or preferences of the Endgame Preferred Stock so as to adversely affect the holders of Endgame Preferred Stock.

Limitation on Director Liability

Elastic.    Under Dutch law, a member of our board of directors and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to us and to third parties for infringement of the articles of association or of certain provisions of the DCC. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Directors and certain other officers are insured under an insurance policy taken out by us against damages resulting from their conduct when acting in their capacities as directors or officers. In addition, our articles of association provide for indemnification of our directors, including reimbursement for reasonable legal fees and damages or fines based on acts or failures to act in their duties. No indemnification shall be given to a member of our board of directors if (i) a Dutch court has established, without possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, suit, claim, action or legal proceedings can be described as deliberate (opzettelijk), willfully reckless (bewust roekeloos) or seriously culpable, (ii) the costs or capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses, or (iii) the indemnified person failed to notify us as soon as possible of the costs or capital losses or of the circumstances that could lead to the costs or capital losses.

Elastic’s Charter provides that, to the fullest extent permitted by the DCC, directors of Elastic shall not be liable to Elastic or its stockholders for monetary damages for breach of fiduciary duty as a director.

Endgame.    The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for (i) any breach of the director’s duty of loyalty to the corporation’s stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and (iv) for any transaction from which the director derived an improper personal benefit.

Endgame’s Charter provides that, to the fullest extent permitted by the DGCL, directors of Endgame shall not be liable to Endgame or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification

Elastic.    Our articles of association will not eliminate a director’s duty of care, and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Dutch law. This provision also will not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Endgame.    Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL further provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. However, under the DGCL, no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that such person is fairly and reasonably entitled to indemnity for such expenses as determined pursuant to Section 145(d) of the DGCL.

Endgame’s Charter provides that the liability of the directors of Endgame for monetary damages shall be eliminated to the fullest extent under applicable law.

Endgame’s Bylaws provide that any person made a party to a proceeding by reason of the fact that he or she is the legal representative, is or was a director or officer of Endgame or is or was serving at the request of Endgame as a director or officer of another corporation, or as a controlling person of an entity, shall be indemnified and held harmless to the fullest extent of the DGCL; provided that (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Endgame Board, (iii) such indemnification is provided by Endgame under DGCL or (iv) the proceeding is brought to establish or enforce a right to indemnification under any statute or law or otherwise required by Section 145 of the DGCL.

Pre-emptive Rights

Elastic.    Dutch law and our articles of association give holders of ordinary shares pre-emptive rights to subscribe on a pro rata basis for any issue of new ordinary shares or, upon a grant of rights, to subscribe for ordinary shares. Holders of ordinary shares have no pre-emptive rights upon (i) the issue of ordinary shares against a payment in kind (being a contribution other than in cash); (ii) the issue of ordinary shares to our employees or the employees of a member of our group; and (iii) the issue of ordinary shares to persons exercising a previously granted right to subscribe for shares.

A holder of ordinary shares may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of shares. Pursuant to our articles of association, the General Meeting may restrict or exclude the pre-emptive rights of shareholders or designate our board of directors to do so. A resolution of the General Meeting to restrict or exclude the pre-emptive rights, may only be adopted on the proposal of our board of directors. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize our board of directors to exclude or restrict pre-emptive rights, requires a majority of the votes cast, if more than or equal to 50% of our issued and outstanding share capital is present or represented at the General Meeting. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize our board of directors to exclude or restrict pre-emptive rights, requires a majority of at least two-thirds of the votes cast, if less than 50% of our issued and outstanding share capital is present or represented at the General Meeting.

The designation of our board of directors as the body competent to restrict or exclude the pre-emptive rights may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. Designation by resolution of the shareholders at the General Meeting cannot be withdrawn unless determined otherwise at the time of designation.

Endgame.    Pursuant to that certain Third Amended and Restated Investor Rights Agreement dated February 29, 2016 (the “Endgame Investor Rights Agreement”), each holder of more than 1,000,000 shares of Endgame Preferred Stock (with certain exceptions and additions) (the “Endgame Major Investors”), Ray Gazaway, David Miles, Thomas Noonan (and his affiliates) and Christopher Rouland each have the right to purchase such person’s pro rata share of capital stock or securities convertible into capital stock of Endgame that Endgame proposes to sell and issue, other than (i) shares of Endgame Common Stock issued upon the conversion of convertible securities currently outstanding, (ii) shares of Endgame Common Stock issued pursuant to options, warrants or other rights granted to employees, officers or directors of or consultants and advisors to Endgame, (iii) shares of Endgame Common Stock or securities convertible into Endgame Common Stock issued for consideration other than cash pursuant to a business combination, (iv) shares of Endgame Common Stock or securities convertible into Endgame Common Stock issued pursuant to leasing arrangements or debt financings, (v) shares of Endgame Common Stock or securities convertible into Endgame Common Stock issued in connection with a strategic transaction, or (vi) shares of Endgame

Common Stock issued in an initial public offering meeting certain criteria set forth in Endgame’s Charter.

Pursuant to that certain Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement dated February 29, 2016 (the “Endgame ROFR and Co-Sale Agreement”), in the event that certain holders of Endgame’s Common Stock (the “Transferring Holders”) wish to transfer any shares of Endgame’s Common Stock, such Transferring Holders must first provide Endgame with the right to purchase such shares. In such an event, if Endgame does not elect to exercise its right of first refusal in full, certain holder of Endgame Preferred Stock (the “Co-Sale Investors”) have a secondary right of first refusal to purchase all or any portion of the shares of Endgame Common Stock which are proposed for sale or transfer by the Transferring Holders. The Co-Sale Investors have a right of co-sale with respect to any common stock proposed to be transferred or sold by a Transferring Holder which is not earlier purchased by Endgame or the Co-Sale Investors by exercise of their rights of first refusal.

Stockholder Rights Plan

Elastic.    Elastic does not currently have a shareholders’ rights plan in effect.

Endgame.    Endgame does not currently have a stockholders’ rights plan in effect.

Exclusive Forum

Elastic.    Shareholders may originate actions in the Netherlands in accordance with Dutch law.

Endgame.    Endgame’s Charter and Bylaws do not contain an exclusive forum provision.

Duties of Board Members

Elastic.    We have a one-tier board structure consisting of our executive director(s) and non-executive directors.

Under Dutch law, our board of directors is collectively responsible for our general affairs. Pursuant to our articles of association, our board of directors divides its duties among its members, with our day-to-day management entrusted to the executive director(s). The non-executive directors supervise the management of the executive director(s) and the general affairs in the company and the business connected with it and provide the executive director(s) with advice. In addition, both the executive directors and the non-executive directors must perform such duties as are assigned to them pursuant to the articles of association. The division of tasks within our board of directors is determined (and amended, if necessary) by our board of directors. Each director has a duty to properly perform the duties assigned to him or her and to act in our corporate interest.

Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders.

An executive director may not be allocated the tasks of: (i) serving as the Lead Independent Director of our board of directors; (ii) determining the remuneration of the executive directors; or (iii) nominating directors for appointment; (iv) instructing an external auditor to audit the statutory annual accounts; and (v) supervising the performance of the executive directors. An executive director may not participate in the adoption of resolutions (including any deliberations in respect of such resolutions) relating to items (ii) through (iv) in the previous sentence.

Endgame.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Endgame’s Bylaws provide that the business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Endgame Charter. Endgame’s Charter provides that, in the event that a member of the Board who is also a partner, member or employee of an entity that is a holder of Endgame Preferred Stock and that is in the business of investing and reinvesting in other entities, or a partner, member or employee of an entity that manages such an entity (each, a “Fund’’) acquires knowledge of a potential transaction or other matter in such individual’s capacity as a partner, member or employee of the Fund or the manager or general partner of the Fund (and other than directly in connection with such individual’s service as a member of the Board) and that may be an opportunity of interest for both Endgame and such Fund (a “Corporate Opportunity”), then Endgame (i) renounces any expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to Endgame and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to Endgame or any of its affiliates; provided, however, that such director acts in good faith.

Director Terms

Elastic.    Pursuant to the articles of association, a member of our board of directors shall retire not later than on the day on which the first Annual Meeting is held following lapse of three years since his or her appointment. The period of three years may be deviated from by a resolution of the General Meeting upon the proposal of the board of directors. A retiring member of our board of directors may be re-appointed.

Under Dutch law, the shareholders at the General Meeting have the authority to suspend or remove members of our board of directors at any time, with or without cause, by means of a resolution passed by a simple majority of the votes cast upon the proposal by the board of directors. A resolution to suspend or dismiss a director other than at the proposal of the board of directors requires a two-thirds majority of votes cast, representing more than half of the issued share capital. Executive directors may also be suspended by our board of directors. A suspension by our board of directors may be discontinued by the General Meeting at any time.

Endgame.    The DGCL generally contemplates a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause unless the certificate of incorporation otherwise provides. There is no limit in the number of terms a director may serve, unless stated otherwise in the certificate of incorporation or bylaws.

Endgame’s Board is not classified, and the Endgame Bylaws provide that all directors shall hold office until the next annual meeting of stockholders and until their respective successors are elected,

except in the case of the death, resignation or removal of any director. Endgame’s Charter provides that (i) the holders of a majority of the Endgame Series B Preferred, voting as a separate class, are entitled to elect the Endgame Series B Director, (ii) the holders of a majority of the Endgame Series A Convertible Preferred, voting together as a single class on an as-converted to Endgame Common Stock basis, are entitled to elect the Endgame Series A Directors, (iii) the holders of a majority of Endgame Common Stock, voting as a separate class, are entitled to elect the Endgame Common Directors and (iv) the holders of Endgame Common Stock and Endgame Preferred Stock, voting together as single class on an as-converted to Endgame Common Stock basis, are entitled to elect the Endgame Mutual Designation Directors.

The Endgame Voting Agreement provides, among other things, that (i) for so long as at least 4,000,000 shares of Endgame Series B Preferred remain outstanding, the Series B Director shall be designated by Paladin III, L.P., subject to certain qualifications, (ii) for so long as at least 4,000,000 shares of Endgame Series A Convertible Preferred remain outstanding, one of the Series A Directors shall be designated by Columbia Capital Equity Partners V, L.P. or its affiliates and the other Series A Director shall be designated by Bessemer Venture Partners VII, L.P. or its affiliates, (iii) one of the Endgame Common Directors shall be the Endgame chief executive officer and the other Endgame Common Director shall be an individual designated by certain holders of Endgame Common Stock, and (iv) one of the Endgame Mutual Designation Directors shall be one industry representative not affiliated with the Endgame or any Endgame stockholder and designated by a majority of the other directors and the other Endgame Mutual Designation Director shall be an individual designated by a majority of the other directors.

Conflict-of-Interest Transactions

Elastic.    Directors will immediately report any potential direct or indirect personal interest in a matter which is conflicting with the interests of the company and the business enterprise connected with it to the Lead Independent Director or, in his absence, the vice-chairman of the board of directors. The Lead Independent Director will report a potential conflict of interest to the vice-chairman or, in his absence, to the other directors. The vice-chairman will report a potential conflict of interest to the Lead Independent Director or, in his absence, the other directors. The potentially conflicted director will provide all relevant information, including information concerning his or her spouse, registered partner or other partner, foster child and relatives by blood or marriage up to the second degree as defined under Dutch law. The board of directors shall decide, without the director concerned being present, whether there is a conflict of interest. A conflict of interest in relation to a director may exist if we intend to enter into a transaction with a legal entity (i) in which such director personally has a material financial interest, (ii) whose (management or supervisory) board of directors includes a member who is related under family law to such director or (iii) in which such director has a management or supervisory position. A director shall not participate in any discussions and decision making if he or she has a conflict of interest in the matter being discussed. If for this reason no resolution can be taken by the board of directors, the board of directors will nevertheless resolve on the matter. All transactions in which there are conflicts of interest with directors shall be agreed on terms that are customary in the market concerned. Decisions to enter into transactions in which management and the audit committee have determined that there is a conflict of interest with one or more director(s) that is of material significance to us or to the relevant director require the approval of the board of directors. The board of directors may only grant its approval if the transaction is to be entered into on terms that are customary in the market. All transactions between us and legal or natural persons who hold at least one tenth of our shares shall be agreed on terms that are customary in the sector in which we and our combined businesses are active. The board of directors, following review by the audit committee, is required to approve such transactions that are of a material significance to us or to such persons.

Endgame.    The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors’ consent;

•

the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Endgame’s Bylaws provide that a majority of the total number of authorized directors shall constitute a quorum at any meeting of the Endgame Board, and that interested directors may be counted in determining the presence of a quorum at a meeting of the Endgame Board or at a meeting of a committee thereof which authorizes a particular contract or transaction.

Proxy Voting by Board Members

Elastic.    At a meeting of the board of directors, a director may only be represented by another director holding a proxy in writing or in a reproducible manner by electronic means of communication.

Endgame.    A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Voting Rights

Elastic.    In accordance with Dutch law and our articles of association, each issued ordinary share and each preference share confers the right to cast one vote at the General Meeting. Each holder of ordinary shares or preference shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

Shareholders may exercise their rights at a General Meeting if they are the holders of our shares on the record date, which is currently the 28th day before the day of the General Meeting, and they or their proxy have notified us of their intention to attend the General Meeting in writing or by any other electronic means that can be reproduced on paper ultimately at a date set for that purpose by our board of directors, specifying such person’s name and the number of shares for which such person may exercise the voting rights and/or meeting rights at such General Meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Endgame.    Under the DGCL, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Endgame’s Bylaws provide that Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the Endgame Board may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is set then the record date is the day before the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Endgame’s Charter provides that each holder of shares of Endgame Preferred Stock shall be entitled to the number of votes equal to the number of shares of Endgame Common Stock into which such shares of Endgame Preferred Stock could be converted. Due to previous adjustments to the conversion price, (i) each share of Endgame’s Series A-1 Preferred Stock is convertible into 1.21558791 shares of Endgame Common Stock and (ii) each share of Endgame’s Series A-2 Preferred Stock is convertible into 1.07046892 shares of Endgame Common Stock, and as such holders of shares of Endgame’s Series A-1 Preferred Stock and Series A-2 Preferred Stock have the right to more than one vote per share of such stock. All other series of Endgame Preferred Stock convert to Endgame Common Stock on a 1:1 basis and as such are entitled to one vote per share of such stock.

Endgame’s Bylaw as provide that at any meeting of stockholders for the election of one or more directors at which a quorum is present, the election shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. The Endgame Bylaws provide that all other matters shall be determined majority in voting power of the shares present in person or represented by proxy and entitled to vote on the matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, a majority of the shares of each such class present in person or represented by proxy and entitled to vote on the matter shall decide such matter), provided that a quorum is present, except when a different vote is required by express provision of law, the Endgame Charter or the Endgame Bylaws.

The Endgame Bylaws provide that, except as otherwise provided therein, the holders of a majority of the shares of the Endgame Capital Stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. Where a separate class vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

Shareholder Proposals

Elastic.    Pursuant to our articles of association, extraordinary General Meetings will be held whenever considered appropriate by our board of directors. Pursuant to Dutch law, one or more shareholders who jointly represent at least one-tenth of the issued share capital may request our board of directors to convene a General Meeting. If our board of directors has not taken the steps necessary to ensure that a General Meeting could be held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by a Dutch court in preliminary relief proceedings to convene a General Meeting.

Also, one or more shareholders, alone or jointly, representing at least 3% of the issued share capital may request to include items on the agenda of a General Meeting. Requests must be made in writing and received by our board of directors at least 60 days before the day of the meeting. In accordance with the DCGC, a shareholder shall exercise the right of putting an item on the agenda only after consulting our board of directors in that respect. If one or more shareholders intends to request that an item be put on the agenda that may result in a change in the company’s strategy, pursuant to the DCGC our board of directors may invoke a response time of a maximum of 180 days until the day of the General Meeting.

Endgame.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting.

Endgame’s Bylaws provide that at every meeting of the stockholders, the Chairman of the Board, or, in his or her absence, the President, or, in his or her absence, such other person as may be appointed by the Board, shall act as chairman. The chairman of the meeting shall call the meeting to order, establish the agenda, and conduct the business of the meeting in accordance therewith or, at the chairman’s discretion, it may be conducted otherwise in accordance with the wishes of the stockholders in attendance.

Endgame’s Bylaws also provide that special meetings of the stockholders may be called by the Endgame Board, the Chairman of the Board or the President or the holders of record of at least 2,000,000 shares of capital stock entitled to vote at such meeting for any purpose or purposes prescribed in the notice of the meeting. Business transacted at any special meeting of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

Action by Written Consent

Elastic.    Our articles of association do not provide for the possibility that shareholders’ resolutions can also be adopted in writing without holding a General Meeting. Although permitted by Dutch law, for a listed company, this method of adopting resolutions is not feasible as it requires all individual shareholders to sign the written resolution.

Endgame.    Under the DGCL, unless otherwise provided in the certificate of incorporation of a corporation, any action required to be taken at an annual or special meeting of the stockholders of a corporation, or any action which may be taken at an annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

Endgame’s Charter and Endgame’s Bylaws do not modify these provisions.

Appraisal Rights

Elastic.    The concept of appraisal rights is not known as such under Dutch law.

However, pursuant to Dutch law a shareholder who for his own account contributes at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch daily newspaper with a national circulation.

Furthermore, in accordance with the Directive (EU) 2017/1132 of the European Parliament and the Council of June 14, 2017 on cross-border mergers of limited liability companies, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another European Union member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation—inter alia—to be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the cross-border merger.

Payment by the acquiring company is only possible if the resolution to approve the cross-border merger by the corporate body of the other company or companies involved in the cross-border merger includes the acceptance of the rights of the shareholders of the Dutch company to oppose the cross-border merger.

Endgame.    Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. Appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

Endgame’s Charter does not provide for appraisal rights in any additional circumstance. In connection with Merger, Endgame’s stockholders will be entitled to appraisal rights in accordance with the DGCL.

Shareholder Suits

Elastic.    In the event a third party is liable to a Dutch company, shareholders cannot bring a claim against that third party to recover losses sustained as a result of a decrease in value, or loss of an increase in value, of their shares, unless a specific duty of care towards those shareholders was breached by the third party. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party within a term, set by the court, of at least three months. Alternatively, an individual injured party may also itself bring a civil claim for damages.

Endgame.    Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

Elastic.    Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital.

Shares may be acquired by the company and each of its subsidiaries against no consideration or against payment of a consideration. Shares may only be acquired against consideration if (i) our shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by law or our articles of association, (ii) we and our subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of our then current issued share capital, and (iii) the board of directors has been designated to do so by the General Meeting. The designation of the board of directors is not required if the company acquires fully paid-up shares for the purpose of transferring these to our employees or the employees of a member of our group under any applicable equity compensation plan, provided the shares are quoted on an official list of a stock exchange.

An authorization by the General Meeting to our board of directors for the repurchase of shares can be granted for a maximum period of 18 months. Such authorization must specify the number and class of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired.

Endgame.    Under the DGCL, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Endgame’s Charter requires an affirmative vote of the Endgame Preferred Stock Requisite Holders in order to effect any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than dividends and redemptions otherwise required by the Endgame Charter.

Anti-Takeover Provisions

Elastic.    Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including requirements that certain matters, including an amendment of our articles of association, may only be brought to our General Meeting for a vote upon a proposal by our board of directors.

Endgame.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the DGCL also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the DGCL prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

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either the business combination or the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the time the stockholder became an interested stockholder;

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after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including, for the purposes of determining the voting shares outstanding, shares owned by persons who are directors and officers and shares owned by specified employee benefit plans; or

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at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock, which is not owned by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote.

Endgame has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Endgame.

In addition, Endgame’s Charter requires an affirmative vote of the Endgame Preferred Stock Requisite Holders in order to (i) amend, alter or repeal, or adopt any provision of Endgame’s Charter or Bylaws that alters or changes the rights, privileges or preferences of the Endgame Preferred Stock so as to adversely affect the holders of Endgame Preferred Stock or (ii) enter into any agreement regarding or with respect to (A) the sale, lease or other disposition of all or substantially all of the assets of Endgame, or the exclusive license of all or substantially all of Endgame’s intellectual property, following which the Company ceases to operate as a going concern, (B) any consolidation or merger of Endgame with or into any other corporation or other entity or person, or any other corporate reorganization, unless the stockholders of Endgame immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions after such transaction or (C) any transaction or series of related transactions to which Endgame is a party in which in excess of fifty percent (50%) of Endgame’s voting power is transferred to a single party, with certain exceptions.

Endgame’s Charter requires an affirmative vote of the Endgame Series B Requisite Holdersin order to amend, alter or repeal, or adopt any provision of Endgame’s Charter that (i) increases or decreases the aggregate number of authorized shares of the Endgame Series B Preferred, (ii) increases or decreases the par value of the Endgame Series B Preferred or (iii) alters or changes the rights, privileges or preferences of the Endgame Series B Preferred so as to adversely affect the holders of Endgame Series B Preferred.

Inspection of Books and Records

Elastic.    Our shareholders’ register is available for inspection by the shareholders and others entitled to inspect the register pursuant to Dutch law. Otherwise, shareholders have no right to inspect our books and records.

Endgame.    Under the DGCL, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Pursuant to the Endgame Investor Rights Agreement, the Endgame Major Investors have the right to visit and inspect any of the properties of Endgame or any of its subsidiaries, and to discuss the affairs, finances and accounts of Endgame or any of its subsidiaries with its officers, and to review such information as is reasonably requested all at such reasonable times and as often as may be reasonably requested, subject to certain exceptions for competitors, confidentiality, attorney-client privilege and potential breach or non-compliance with applicable law.

Removal of Board Member

Elastic.    The shareholders at a General Meeting have the authority to suspend or remove members of our board of directors at any time, with or without cause. A resolution to suspend or dismiss a director at the proposal of the board of directors can be adopted by a simple majority of the votes cast. A resolution to suspend or dismiss a director other than at the proposal of the board of directors requires a two-thirds majority of votes cast, representing more than half of the issued share capital. Executive directors may also be suspended by our board of directors. A suspension by our board of directors may be discontinued by the General Meeting at any time.

Pre-Emptive Rights

Elastic.    Under Dutch law, in the event of an issuance of ordinary shares or upon a grant of rights to subscribe for ordinary shares, each shareholder will have a pro rata pre-emptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash or the issue of shares to persons exercising a previously granted right to subscribe for shares). A shareholder may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of shares. Under our articles of association, the pre-emptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the shareholders at the General Meeting upon proposal of our board of directors, if and insofar as our board of directors has not been designated by the General Meeting to restrict or exclude pre-emptive rights.

Our board of directors may restrict or exclude the pre-emptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the General Meeting. Such designation can be granted for a period not exceeding five years. A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate our board of directions as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

Dividends and Share Repurchases

Elastic.    Pursuant to Dutch law and the articles of association, the distribution of profits will take place following the adoption of our annual accounts, from which we will determine whether such distribution is permitted. We may make distributions to the shareholders, whether from profits or from the freely distributable reserves, only insofar as our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

Under the articles of association, any profits must first be applied to pay a dividend on the preference shares, if outstanding, before distribution of any remaining distributable profits to the holders of ordinary shares. No preference shares shall be outstanding upon the completion of the offering.

The board of directors may resolve to reserve the profits or part of the profits. Any profits remaining after any dividend payments on preference shares and such reservation will be at the disposal of the General Meeting which may resolve to add the remaining profits to the reserves or distribute it among the holders of ordinary shares. Distributions of dividends will be made pro rata to the nominal value of each ordinary share.

Subject to Dutch law and the articles of association, our board of directors may resolve to distribute an interim dividend on shares of a certain class if it determines such interim dividend to be justified by our profits. For this purpose, our board of directors must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if an interim statement of assets and liabilities is drawn up showing that our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The General Meeting, upon the proposal by the board of directors, may resolve that we make distributions to holders of ordinary shares from one or more of the company’s freely distributable reserves, other than by way of profit distribution, subject to the due observance of our policy on reserves and dividends. Any such distributions will be made pro rata to the nominal value of each share.

Dividends and other distributions shall be made payable not later than the date determined by our board of directors. Claims to dividends and other distribution not made within five years and one day from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Endgame.    The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

Endgame’s Charter provides that (i) the holders of Endgame Series D Preferred shall be entitled to receive a non-cumulative dividend of $0.3801 per annum per share prior to any declaration of any dividend on the Endgame Series A Convertible Preferred, Endgame Series B Preferred, or Endgame Common Stock, when, as and if declared by the Endgame Board, (ii) the holders of Endgame Series C Preferred shall be entitled to receive a non-cumulative dividend of $0.2669 per annum per share prior to any declaration of any dividend on the Endgame Series A Convertible Preferred, Endgame Series B Preferred or Endgame Common Stock, when and as-if declared by the Endgame Board, (iii) the holders of Endgame Series B Preferred shall be entitled to receive a non-cumulative dividend of $0.1162 per annum per share prior to any declaration of any dividend on the Endgame Series A Convertible Preferred or Endgame Common Stock, when, as and if declared by the Endgame Board, and (iv) the holders of Endgame Series A Preferred shall be entitled to receive a non-cumulative dividend of $0.1016 per annum per share prior to any declaration of any dividend on the Endgame Common Stock, when, as and if declared by the Endgame Board.

The Endgame Board has never approved or declared a dividend on Endgame’s capital stock.

Endgame’s Charter requires an affirmative vote of the Endgame Preferred Stock Requisite Holders in order to effect any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than dividends and redemptions otherwise required by the Endgame Charter. Endgame’s Charter provides that, on or after February 29, 2021, the Endgame Preferred Stock Requisite Holders may require the Company to redeem any or all shares of Endgame Preferred Stock in two (2) annual installments at a price per share equal to the greater of (i) the original issue price of such share of Preferred Stock as set forth in Endgame’s Charter plus all declared but unpaid dividends with respect to such shares, and (ii) the fair market value per share of Endgame Preferred Stock, as determined by the Endgame Board.

Shareholder Vote on Certain Reorganizations

Elastic.    Under Dutch law, the General Meeting must approve resolutions of our board of directors relating to a significant change in the identity or the character of the company or the associated business enterprise of the company, which includes:

(i)	a transfer of the business enterprise or virtually the entire business enterprise to a third party;

(ii)

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of material significance for the company; and

(iii)

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts.

Endgame.    Under the DGCL, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The DGCL permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the DGCL, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Endgame’s Charter requires an affirmative vote of the Endgame Preferred Stock Requisite Holders in order to (i) amend, alter or repeal, or adopt any provision of Endgame’s Charter or Bylaws that alters or changes the rights, privileges or preferences of the Endgame Preferred Stock so as to adversely affect the holders of Endgame Preferred Stock or (ii) enter into any agreement regarding or with respect to (A) the sale, lease or other disposition of all or substantially all of the assets of the Endgame, or the exclusive license of all or substantially all of Endgame’s intellectual property, following which the Company ceases to operate as a going concern, (B) any consolidation or merger of Endgame with or into any other corporation or other entity or person, or any other corporate reorganization, unless the Endgame stockholders immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions after such transaction or (C) any transaction or series of related transactions to which the Endgame is a party in which in excess of fifty percent (50%) of Endgame’s voting power is transferred to a single party, with certain exceptions.

Endgame’s Charter requires an affirmative vote of the Endgame Series B Requisite Holders in order to amend, alter or repeal, or adopt any provision of Endgame’s Charter that (i) increases or decreases the aggregate number of authorized shares of the Endgame Series B Preferred, (ii) increases or decreases the par value of the Endgame Series B Preferred or (iii) alters or changes the rights, privileges or preferences of the Endgame Series B Preferred so as to adversely affect the holders of Endgame Series B Preferred.

Remuneration of Members of the Board of Directors

Elastic.    Under Dutch law and our articles of association, we must adopt a remuneration policy for members of our board of directors. Such remuneration policy shall be adopted by the General Meeting upon the proposal of the board of directors. The remuneration of the individual members of the board of directors shall be determined by the board of directors, at the recommendation of the compensation committee and the nominating and corporate governance committee, within the limits of the remuneration policy adopted by the General Meeting, provided that the executive directors may not take part in the deliberations and decision-making concerning the remuneration of the executive directors. With respect to remuneration schemes in the form of ordinary shares or rights to subscribe for ordinary shares is submitted by the board of directors to the General Meeting for their approval. This proposal must set out at least the maximum number of ordinary shares or rights to subscribe for ordinary shares to be granted to board of directors and the criteria for granting or amendment.

Endgame.    Under the DGCL, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.

The Endgame Bylaws provide that Endgame directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Endgame Board may from time to time determine. The Endgame Bylaws also provide that Endgame officers shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Endgame Board.

DESCRIPTION OF ELASTIC ORDINARY SHARES

The following is a summary of Elastic’s Ordinary Shares and certain provisions of Elastic’s articles of association. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of association, a copy of which has been previously filed with the SEC and DCC.

General

Set forth below is a summary of relevant information concerning our share capital and material provisions of our articles of association, applicable Dutch law and the DCGC. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Authorized Capital

Under Dutch law, a company’s authorized share capital sets out the maximum number of shares that it may issue without amending its articles of association.

Our articles of association provide for an authorized share capital in the amount of €3.3 million divided into 165 million ordinary shares, each with a nominal value of €0.01, and 165 million preference shares, each with a nominal value of €0.01. All issued shares have been fully paid up and the shares are held in dematerialized form.

Ordinary Shares

The holders of ordinary shares are entitled to one vote per share on all matters submitted to voting at the General Meeting. Subject to preferences that may be applicable to any preference shares outstanding at the time, the holders of outstanding ordinary shares are entitled to receive dividends pro rata according to their shareholdings. See “Dividend Policy” for additional information. Upon our liquidation, dissolution or winding up, holders of our ordinary shares are entitled to share pro rata in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preference shares. Holders of ordinary shares have no conversion rights or other subscription rights, but are entitled to pre-emptive rights as set out in the section titled “Pre-Emptive Rights”. There are no redemption or sinking fund provisions applicable to the ordinary shares.

Preference Shares

No preference shares are issued or outstanding. The issuance of preference shares could have the effect of restricting dividends on the ordinary shares, diluting the voting power of the ordinary shares, impairing the liquidation rights of the ordinary shares or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the ordinary shares. We currently have no plans to issue any preference shares.

Option Awards

As of April 30, 2019, we had outstanding options to purchase an aggregate of 22,866,438 ordinary shares, with a weighted-average exercise price of $11.90 per share, under the Amended and Restated 2012 Stock Option Plan (our “2012 Plan”).

Issuance of Shares

Our articles of association provide that shares may be issued or rights to subscribe for our shares may be granted pursuant to a resolution of the General Meeting, or alternatively, by our board of directors if so designated by the General Meeting. A resolution of the General Meeting to issue shares or to grant rights to subscribe for shares can only be adopted at the proposal of our board of directors. Shares may be issued or rights to subscribe for shares may be granted by resolution of our board of directors, if and insofar as our board of directors is designated to do so by the General Meeting. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of our board of directors’ authority to issue shares or grant rights to subscribe for shares (such as granting stock options or issuing convertible bonds) is determined by a resolution of the General Meeting and relates, at the most, to all unissued shares in the company’s authorized capital on the date on which the board of directors resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of our board of directors as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. The number and class of shares that may be issued is determined at the time of designation.

The payment for shares must be made in cash, unless an alternative contribution has been agreed upon. Preference shares, as well as ordinary shares issued to current or former employees or directors of the company or its subsidiaries to satisfy an obligation of the Company under an equity incentive plan, may be paid up at the expense of the reserves of the company.

No shareholders’ resolution or resolution of our board of directors is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.

Transfer of Shares. New York Property Law Regime.

The Board may resolve, with due observation of the statutory requirements, that the laws of the State of New York, United States of America shall govern the property law regime of the ordinary shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board. Such resolution, as well as the revocation thereof, shall be made public as required by law and shall be made available for inspection at the Company’s office and the Dutch trade register.

The Board has adopted such resolution effective as of October 10, 2018.

Pre-Emptive Rights

Dutch law and our articles of association give holders of ordinary shares pre-emptive rights to subscribe on a pro rata basis for any issue of new ordinary shares or, upon a grant of rights, to subscribe for ordinary shares. Holders of ordinary shares have no pre-emptive rights upon (i) the issue of ordinary shares against a payment in kind (being a contribution other than in cash); (ii) the issue of ordinary shares to our employees or the employees of a member of our group; and (iii) the issue of ordinary shares to persons exercising a previously granted right to subscribe for shares.

A holder of ordinary shares may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of shares. Pursuant to our articles of association, the General Meeting may restrict or exclude the pre-emptive rights of shareholders or designate our board of directors to do so. A resolution of the General Meeting to restrict or exclude the pre-emptive rights, may only be adopted on the proposal of our board of directors. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize our board of directors to exclude or restrict pre-emptive rights, requires a majority of the votes cast, if more than or equal to 50% of our issued and outstanding share capital is present or represented at the General Meeting. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize our board of directors to exclude or restrict pre-emptive rights, requires a majority of at least two-thirds of the votes cast, if less than 50% of our issued and outstanding share capital is present or represented at the General Meeting.

The designation of our board of directors as the body competent to restrict or exclude the pre-emptive rights may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. Designation by resolution of the shareholders at the General Meeting cannot be withdrawn unless determined otherwise at the time of designation.

Acquisition of Shares by the Company

The Company and each of its subsidiaries may acquire the Company’s shares, subject to certain provisions of Dutch law and the articles of association of the company or such subsidiary, as applicable. Shares may be acquired by the company or a subsidiary against no consideration or against consideration. Shares may only be acquired against consideration if (i) our shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by law or our articles of association, (ii) we and our subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of our then current issued share capital, and (iii) the board of directors has been designated to do so by the General Meeting. The designation of the board of directors is not required if we acquire fully paid-up shares for the purpose of transferring these to our employees or the employees of a member of our group under any applicable equity compensation plan.

Capital Reduction

The General Meeting may resolve, upon a proposal by the board of directors, to reduce the issued share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the articles of association. A resolution to cancel shares may only relate to shares held by the company itself or to all shares of a specific class. A reduction of the nominal value of shares, with or without repayment, must be made pro rata on all shares concerned. This requirement may be waived if all shareholders concerned so agree. Cancellation of preference shares that have not been paid-up at the expense of the company’s reserves shall take place against (i) the repayment of the amount paid-up on those shares, (ii) the payment of its preferred dividend, and (iii) simultaneous release from the obligation to pay any further calls on the shares to the extent that the shares have not been fully paid up. Cancellation of preference shares that have been paid up at the expense of the company’s reserves shall take place against payment of its preferred dividend (or the time proportionate part thereof), but without repayment of the nominal value of the shares, which shall be added to the company’s reserves.

A resolution of the General Meeting to reduce the share capital requires a majority of the votes cast, if more than or equal to half of the issued and outstanding share capital is present or represented at the General Meeting. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast, if less than half of the issued and outstanding share capital is present or represented at the General Meeting.

In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued share capital shall not take effect as long as creditors can have legal recourse against the resolution.

Amendment of Articles of Association

Our articles of association may only be amended by a resolution of the General Meeting upon a proposal made by our board of directors. If a resolution to amend the articles of association is submitted to the General Meeting, this must in all cases be stated in the notice convening the General Meeting. A resolution by the General Meeting to amend the articles of association may be adopted by a simple majority of votes cast.

Company’s Shareholders’ Register

Subject to Dutch law, we must keep our shareholders’ register accurate and up-to-date. Our board of directors keeps our shareholders’ register and records names and addresses of all holders of shares, showing the date on which the shares were acquired, the date of the acknowledgement by our company of such acquisition of shares, as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) or a right of pledge in respect of shares. Part of the register may be kept outside of the Netherlands to comply with applicable local law or stock exchange rules. Our shareholders’ register is available for inspection by the shareholders and others entitled to inspect the register pursuant to Dutch law.

Corporate Objectives

Our corporate objectives are: (a) the exploitation of an enterprise with respect to the development of software; (b) to participate in, acquire, hold, operate, manage, finance, exchange and/or dispose of any interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses; (c) to finance subsidiaries and their enterprises, and to borrow from and lend money to subsidiaries; (d) to acquire, exploit and dispose of registered property and other property; (e) to acquire, exploit and dispose of patents, trade names, trademarks, know-how, royalties and rights of intellectual and/or industrial property, as well as to grant licenses to such rights and to acquire and exploit licenses; (f) to furnish guarantees, provide security, warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of our obligations or the obligations of other parties; and (g) to perform all activities which are incidental to or which may be conducive to any of the foregoing.

Limitation on Liability and Indemnification Matters

Under Dutch law, a member of our board of directors and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to us and to third parties for infringement of the articles of association or of certain provisions of the DCC. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Directors and certain other officers are insured under an insurance policy taken out by us against damages resulting from their conduct when acting in their capacities as directors or officers. In addition, our articles of association provide for indemnification of our directors, including reimbursement for reasonable legal fees and damages or fines based on acts or failures to act in their duties. No indemnification shall be given to a member of our board of directors if (i) a Dutch court has established, without possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, suit, claim, action or legal proceedings can be described as deliberate, willfully reckless or seriously culpable, (ii) the costs or capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses, or (iii) the indemnified person failed to notify us as soon as possible of the costs or capital losses or of the circumstances that could lead to the costs or capital losses.

Shareholders’ Meetings and Consents

General Meeting

General Meetings are held in the Netherlands at the place where we have our corporate seat (Amsterdam) or at Haarlemmermeer (Schiphol Airport), Rotterdam, or The Hague (the Netherlands).

The Annual Meeting shall be held no later than six months after the end of the financial year on the date and hour and at the place mentioned in the convening notice. Additional extraordinary General Meetings may also be held whenever considered appropriate by our board of directors. Pursuant to Dutch law, one or more shareholders, who jointly represent at least one-tenth of the issued share capital, may request our board of directors to convene a General Meeting. If our board of directors has not taken the steps necessary to ensure that a General Meeting is held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a General Meeting.

General Meetings shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the Annual Meeting, among other things, the discussion and adoption of the annual accounts, appropriation of our profits and proposals relating to the board of directors, including the filling of any vacancies in our board of directors. In addition, the agenda shall include such items as have been included therein by our board of directors. One or more shareholders, alone or together, representing at least 3% of the issued share capital may also request to include items in the agenda of a General Meeting. Requests must be made in writing and received by our board of directors at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the Dutch Corporate Governance Code, or DCGC, a shareholder may request the inclusion of an item on the agenda only after consulting our board of directors in that respect. If one or more shareholders intends to request that an item be put on the agenda for a General Meeting that may result in a change in the company’s strategy, pursuant to the DCGC our board of directors may invoke a response time of a maximum of 180 days until the day of the General Meeting. A legislative proposal is currently being drafted pursuant to which a response time of a maximum of 250 days may be given a statutory basis. It is currently unclear in what form and when the legislative proposal will be submitted to Dutch parliament.

The General Meeting is presided over by the non-executive director designated as lead independent director, or the Lead Independent Director, or, if he is absent, by the vice chairperson of the board of directors. Members of our board of directors may attend a General Meeting. In these meetings, they have an advisory vote. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

The external auditor of the company may attend the Annual Meeting in which the annual accounts are discussed.

Admission and Registration

All shareholders, and each usufructuary and pledgee to whom the right to vote on our shares accrues, are entitled, in person or represented by a proxy authorized in writing, to attend and address the General Meeting and exercise voting rights pro rata to their shareholding. Shareholders may exercise their rights if they are the holders of our shares on the record date for such General Meeting, which is the 28th day before the day of the General Meeting, and they or their proxy have notified us of their intention to attend the General Meeting in writing or by any other electronic means that can be reproduced on paper ultimately at a date set for that purpose by our board of directors, specifying such person’s name and the number of shares for which such person may exercise the voting rights and/or meeting rights at such General Meeting. The convocation notice shall state the record date as determined by Dutch law and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

Quorum and Voting Requirements

Each share confers the right to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on shares held by us or our subsidiaries. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge in respect of shares in our share capital held by us or our subsidiaries are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge was granted prior to the time such share was acquired by us or any of our subsidiaries. We may not cast votes on shares in respect of which we or a subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge. Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a General Meeting. Insofar as the law or our articles of association do not prescribe a larger majority, the General Meeting adopts resolutions by a simple majority of votes cast in a General Meeting where at least one-third of the issued and outstanding shares are represented.

Shareholder Consent

Under Dutch law, the approval of the General Meeting is required for any significant change in the identity or character of the company or its associated business enterprise.

The Board of Directors

Election and Dismissal of Members of the Board of Directors

Under our articles of association, our directors are appointed by the General Meeting upon a binding nomination by our board of directors. The General Meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of votes cast, provided that majority represents more than half of the issued share capital.

If a binding nomination for the appointment of a director is overruled, the board of directors may make a non-binding nomination for such vacancy. If such non-binding nomination is voted down by the General Meeting, the General Meeting shall be free to appoint a person to fill the vacancy.

A resolution to appoint a director other than at the proposal of the board of directors requires a majority of two-thirds of votes cast, which majority represents more than half of the issued share capital.

The board of directors will designate one of the executive directors as chief executive officer, or the Chief Executive Officer, for a period determined by the board of directors. If there is only one executive director in office, he or she shall automatically be the Chief Executive Officer. The board of directors may grant a director the title of Chairman, including the Chief Executive Officer. The board of directors will designate one of the non-executive directors as Lead Independent Director. The board of directors may also designate one of the non-executive directors as vice-chairman.

The General Meeting may at any time suspend or dismiss a director. A resolution to suspend or dismiss a director other than at the proposal of the board of directors requires a two-third majority of votes cast, representing more than half of the issued share capital.

Duties and Liabilities of Directors

Under Dutch law, our board of directors is collectively responsible for our general affairs. Pursuant to our articles of association, our board of directors may divide its duties among its members,

with our day-to-day management entrusted to the executive director(s). The non-executive directors supervise the management of the executive director(s) and the general affairs of our company and the business connected with it and provide the executive director(s) with advice. In addition, both the executive director(s) and the non-executive directors must perform such duties as are assigned to them pursuant to the articles of association. The division of tasks within our board of directors is determined (and amended, if necessary) by our board of directors. Each director has a duty to properly perform the duties assigned to him or her and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders.

Board Rules

Pursuant to the articles of association, the board of directors shall adopt regulations dealing with its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees and any other matters concerning the executive directors, non-executive directors and committees, or the Board Rules.

Decision Making

Pursuant to the Board Rules, where possible, the board of directors adopts its resolutions by unanimous vote. If this is not possible, the resolution is adopted by a majority of votes cast. In the event of a tie vote, if the Chief Executive Officer is entitled to vote, the Chief Executive Officer has a casting vote. If the Chief Executive Officer is not entitled to vote, the proposal is rejected.

Pursuant to the Board Rules, the board of directors may only adopt resolutions at a meeting if the majority of the directors entitled to vote is present or represented at the meeting. If the Lead Independent Director believes there is an urgent situation that requires an immediate resolution by the board of directors, the aforementioned quorum requirements does not apply provided that (i) at least two directors entitled to vote are present or represented at the meeting of which at least one is an executive director, and (ii) reasonable efforts have been made to involve the other directors in the decision-making.

Resolutions of the board of directors entailing a significant change in the identity or character of the company or its associated business enterprise require the approval of the shareholders at the General Meeting. This includes in any case: (i) the transfer to a third party of the business enterprise of the company or practically the entire business enterprise of the company; (ii) the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of material importance to the company; or (iii) the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company. Failure to obtain the approval of the General Meeting for these resolutions of the board of directors does not affect the power of representation of the board of directors.

Representation

The board of directors as a whole is authorized to represent the company. In addition, the company may be represented by an executive director acting individually. Our board of directors may appoint individuals (procuratiehouders) with general or limited power to represent the company. Each of these individuals shall be able to represent the company with due observance of any restrictions imposed on him or her. Our board of directors shall determine their titles.

Dividends and Other Distributions

Amount Available for Distribution

Pursuant to Dutch law and the articles of association, the distribution of profits will take place following the adoption of our annual accounts, from which we will determine whether such distribution is permitted. We may make distributions to the shareholders, whether from profits or from our freely distributable reserves, only insofar as our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The board of directors may resolve to reserve the profits or part of the profits. Any profits will be at the disposal of the General Meeting which may resolve to add the profits to the reserves or distribute it among the holders of ordinary shares. Distributions of dividends on ordinary shares will be made pro rata according to the nominal value of each share.

Subject to Dutch law and the articles of association, our board of directors may resolve to distribute an interim dividend on shares of a certain class if it determines such interim dividend to be justified by our profits. For this purpose, our board of directors must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if an interim statement of assets and liabilities is drawn up showing that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The General Meeting, upon the proposal by the board of directors, may resolve that we make distributions to holders of ordinary shares from one or more of our freely distributable reserves, other than by way of profit distribution, subject to the due observance of our policy on reserves and dividends. Any such distributions will be made pro rata according to the nominal value of each share.

Dividends and other distributions shall be made payable not later than the date determined by our board of directors. Claims to dividends and other distributions not made within five years and one day from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

We do not anticipate paying any cash dividends for the foreseeable future.

Exchange Controls

Pursuant to Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Pursuant to Dutch law, there are no exchange controls applicable to our import or export of capital, including the availability of cash and cash equivalents to us as a Dutch company.

Dissolution and Liquidation

Elastic may only be dissolved by a resolution of the General Meeting upon a proposal made by our board of directors. If a resolution to dissolve the company is to be submitted to a General Meeting, this must in all cases be stated in the notice convening the General Meeting. If the General Meeting resolves to dissolve the company, the members of our board of directors will be charged with the liquidation of the business of the company, unless the General Meeting resolves otherwise. During liquidation, the provisions of the articles of association will remain in force as far as possible.

Any surplus remaining after settlement of all debts and liquidation costs will be distributed to the holders of ordinary shares in proportion to the nominal value of their shareholdings.

Public Offer

Public Offer Rules

Elastic will not be subjected to the Dutch offer rules as they apply to Dutch companies listed on a regulated market in a member state of the European Economic Area.

Squeeze Out Procedures

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who for his or her own account holds at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof te Amsterdam), or the “Enterprise Chamber”, and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch daily newspaper with a national circulation.

Anti-Takeover Provisions

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law.

Provisions of our articles of association may have the effect of making a takeover of our company more difficult or less attractive, including as described below:

•

Our board of directors is designated to issue preference shares and grant rights to subscribe for preference shares up to 100% of our issued share capital at the time of the issue for a period of five years from October 10, 2018. The purpose of this designation is to protect the company from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. The preference shares (or right to subscribe for preference shares) will be issued to a separate, newly incorporated foundation which will be structured to operate independently from us. The foundation’s objectives will provide that it will promote the interests of the company and the businesses maintained by the company and group companies. The foundation tries to realize these objectives, including by acquiring and holding preference shares and exercising the rights attached to those preference shares, at the sole discretion of the board of the foundation. The foundation can be granted a call option for, in principle, an indefinite period. On each exercise of the call option the foundation would be entitled to acquire up to a maximum of preference shares corresponding to 100% of the issued ordinary shares at the time of exercise of the call option that are held by parties other than the foundation, the company or any of the company’s subsidiaries minus the number of preference shares held by the foundation (if any). The foundation may exercise the call option repeatedly, each time up to the aforementioned maximum. The call option can, inter alia, be used by the foundation to (i) prevent, delay or otherwise complicate an unsolicited takeover bid for an unsolicited acquisition of ordinary shares by means of an acquisition at the stock market or otherwise, (ii) prevent and countervail concentration of voting rights in the General Meeting, and/or (iii) resist unwanted influence by and pressure from shareholders to amend the strategy of the management board. If the foundation exercises the call option the company shall issue such number of preference shares for which the option is exercised. The preference shares shall be issued for their nominal value, of which at least 25% should be paid up upon issuance, possibly at the expense of the Company’s reserve. These preference shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate.

•

Our board of directors is designated to issue ordinary shares and grant rights to subscribe for ordinary shares up to the amount of our authorized share capital for ordinary shares and to limit or exclude pre-emptive rights on ordinary shares, in each case for a period of five years from October 10, 2018.

•

Our articles of association include provisions that may make it more difficult for a third party to acquire control over us or effect a change in our board of directors. These provisions include: a provision that directors can only be appointed upon nomination by our board of directors; a provision that directors may only be removed by the General Meeting by a two-thirds majority of votes cast representing more than half of our outstanding share capital (unless the removal was proposed by the board of directors); and a requirement that certain resolutions, including an amendment of our articles of association, may only be adopted by our General Meeting if they are proposed by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021 and its telephone number is (877) 373-6374.

Listing

Our ordinary shares are listed on the NYSE under the symbol “ESTC.”

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF ELASTIC

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of August 21, 2019 for:

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our ordinary shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all ordinary shares that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership, unless stated otherwise, was based on 76,525,116 ordinary shares outstanding as of August 21, 2019. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all ordinary shares subject to equity awards held by the person that are currently exercisable or exercisable within 60 days of August 21, 2019. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Elastic N.V., 800 West El Camino Real, Suite 350, Mountain View, California 94040.

	Beneficial Ownership
Name of Beneficial Owner	Number of Shares	%	% Upon Consummation of Merger#
5% Shareholders:
Entities affiliated with Benchmark(1)	5,608,399	7.3	7.0-7.1
Entities affiliated with Index Ventures(2)	5,476,424	7.2	6.9-7.0
Future Fund Investment Company No.5 Pty Ltd(3)	4,473,570	5.8	5.6-5.7
Executive Officers and Directors:
Shay Banon(4)	9,351,436	12.1	11.7-11.9
Janesh Moorjani(5)	507,169	*	*
Aaron Katz(6)	996,271	1.3	1.2-1.3
Jonathan Chadwick(7)	200,000	*	*
Peter Fenton(8)	5,759,628	7.5	7.2-7.3
Caryn Marooney	—	*	*
Chetan Puttagunta	—	*	*
Steven Schuurman(9)	11,822,000	15.4	14.8-15.0
Michelangelo Volpi(10)	5,476,424	7.2	6.9-7.0
All current executive officers and directors as a group (11 persons)(11)	34,993,301	44.2	43.9-44.4

*	Represents less than 1%.
#

Percentage ownership range is based on the minimum and maximum number of Elastic Ordinary Shares issuable to Endgame securityholders in connection with the Merger. Based on estimates as of August 21, 2019, the last practicable date prior to the Record Date, Elastic expects to issue no more than approximately 3,200,279 Elastic Ordinary Shares and no fewer than approximately 2,224,127 Elastic Ordinary Shares.

(1)

Based on the information obtained from Benchmark Capital Partners, consists of (i) 5,547,274 ordinary shares held of record by Benchmark Capital Partners VII, L.P., or BCP VII, as nominee for BCP VII, Benchmark Founders’ Fund VII, L.P., or BFF VII, Benchmark Founders’ Fund VII-B, L.P., or BFF VII-B, and (ii) 61,125 ordinary shares held of record by Benchmark Capital Partners VII—Annex, L.P., or BCP—Annex, as nominee for BCP—Annex and BFF VII-B. Benchmark Capital Management Co. VII, L.L.C., or BCMC VII, is the general partner of each of BCP VII, BFF VII, BFF VII-B and BCP—Annex and may be deemed to have shared voting and dispositive power with respect to these ordinary shares. Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, one of our directors, J. William Gurley, Kevin R. Harvey, Mitchell H. Lasky, Steven M. Spurlock and Eric H. Vishria, the managing members of BCMC VII, may be deemed to have shared voting and dispositive power with respect to these ordinary shares. The address for the Benchmark entities is c/o Benchmark, 2965 Woodside Road, Woodside, California 94062.

(2)

Based on the information obtained from entities affiliated with Index Ventures, consists of: (i) 1,640,232 ordinary shares held of record by Index Ventures IV (Jersey) LP, (ii) 155,691 ordinary shares held of record Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, (iii) 3,548,566 ordinary shares held of record Index Ventures VI (Jersey) LP, (iv) 71,628 ordinary shares held of record Index Ventures VI Parallel Entrepreneur Fund (Jersey) LP, and (v) 60,307 ordinary shares held of record Yucca (Jersey) SLP. Index Ventures Associates IV Limited is the managing general partner of Index Ventures IV (Jersey) LP and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, and Index Ventures Associates VI Limited is the managing general partner of Index Ventures VI (Jersey) LP and Index Ventures VI Parallel Entrepreneur Fund (Jersey) LP. David Hall, Phil Balderson, Mike Johnson and Sinéad Meehan are the members of the board of directors of Index Ventures Associates IV Limited and may be deemed to have shared voting and dispositive power with respect to the ordinary shares held by this entity. David Hall, Phil Balderson, Ian Henderson, Nigel Greenwood and Sinéad Meehan are the members of the board of directors of Index Ventures Associates VI Limited and may be deemed to have shared voting and dispositive power with respect to the ordinary shares held by this entity. Yucca (Jersey) SLP is an Index Ventures co-investment vehicle that is contractually required to mirror the Index Ventures funds’ investments and divestments in the shares. The address for Index Ventures IV (Jersey) LP, Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP and Yucca (Jersey) SLP is 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands. The address for Index Ventures VI (Jersey) LP and Index Ventures VI Parallel Entrepreneur Fund (Jersey) LP is 5th Floor, 44 Esplanade, St. Helier, JE13FG Jersey, Channel Islands.

(3)

Based on the information obtained from Future Fund Investment Company No.5 Pty Ltd, the ordinary shares are held of record by The Northern Trust Company, or TNTC, in its capacity as custodian for Future Fund Investment Company No.5 Pty Ltd, or FFIC5. FFIC5, a wholly beneficially owned subsidiary of the Future Fund Board of Guardians, an Australian statutory body corporate, holds voting and dispositive power with respect to these ordinary shares. The address for TNTC is Level 47, 80 Collins Street, Melbourne, Victoria, Australia, 3000.

(4)

Consists of (i) 8,441,691 ordinary shares held of record by Mr. Banon and (ii) 909,745 ordinary shares subject to options exercisable within 60 days of August 21, 2019, of which 881,724 ordinary shares will be vested as of such date.

(5)	Consists of 507,169 ordinary shares subject to options exercisable within 60 days of August 21, 2019, of which 168,317 ordinary shares will be vested as of such date.
(6)

Consists of (i) 251,660 ordinary shares held of record by the Aaron & Johonna Katz Living Trust for which each of Aaron Katz and Johonna Katz as trustee, and (ii) 744,611 ordinary shares subject to options exercisable within 60 days of August 21, 2019, all of which will be vested as of such date.

(7)	Consists of 200,000 ordinary shares subject to options exercisable within 60 days of August 21, 2019, of which 58,333 ordinary shares will be vested as of such date.

(8)

Consists of (i) the ordinary shares disclosed in footnote (1) above which are held by entities affiliated with Benchmark Capital Partners and (ii) 151,229 ordinary shares owned directly by the Peter Fenton Trust for which Mr. Fenton serves as trustee.

(9)

Consists of (i) 5,911,000 ordinary shares held of record by CMXI B.V., or CMXI, and (ii) 5,911,000 ordinary shares held of record by IXII B.V., or IXII. Clavis B.V. serves as the managing director of CMXI and IXII. Mr. Schuurman, the controlling shareholder of CMXI and IXII, holds sole voting and dispositive power with respect to these ordinary shares.

(10)

Consists of the ordinary shares disclosed in footnote (2) above which are held by entities affiliated with Index Ventures. Mr. Volpi is co-president of Index Ventures (US) Inc. which provides certain consultancy services to the entities affiliated with Index Ventures.

(11)

Consists of (i) 32,266,473 ordinary shares beneficially owned by our executive officers and directors, and (ii) 2,726,828 shares ordinary subject to options exercisable within 60 days of August 21, of which 2,218,288 ordinary shares are fully vested.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF ENDGAME

The following table and the related notes present information on the beneficial ownership of Endgame’s capital stock as of August 21, 2019 by:

•	each current director of Endgame;

•	each named executive officer of Endgame;

•	all of Endgame’s current directors and executive officers as a group; and

•	each stockholder, or group of affiliated stockholders, known by Endgame to beneficially own more than five percent of its common stock on an as converted to common stock basis.

The percentage of ownership is based on 56,809,775 shares of Endgame Common Stock outstanding on August 21, 2019, assuming the conversion of all Endgame preferred stock into Endgame Common Stock, as if the conversion had occurred on August 21, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Endgame’s common stock that may be acquired by an individual or group within 60 days of August 21, 2019, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in the footnotes to this table, Endgame believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Endgame’s common stock shown to be beneficially owned by them, based on information provided to Endgame by such stockholders. Unless otherwise indicated, the address for each stockholder listed is: c/o Endgame, Inc., 3101 Wilson Boulevard, Suite 500, Arlington, Virginia 22201.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percent Beneficially Owned
5% Stockholders
Entities affiliated with Bessemer Venture Partners(1)	12,231,708	21.5%
Entities affiliated with Columbia Capital(2)	11,913,922	21.0%
KPCB Holdings, Inc., as nominee(3)	7,270,360	12.8%
Entities affiliated with Paladin Capital Group(4)	5,917,313	10.4%
Directors and Named Executive Officers
Nathaniel C. Fick(5)	3,830,324	6.3%
David Cowan(1)	12,231,708	21.5%
Christopher Darby(6)	1,059,808	1.8%
Arun Gupta(2)	11,913,922	21.0%
Shelley Leibowitz(7)	251,289	*
Lt. General Kenneth A. Minihan, USAF (Ret.)(4)	5,917,313	10.4%
Thomas E. Noonan(8)	3,029,963	5.3%
Matt Bruening(9)	272,500	*
Jamie Butler(10)	1,042,567	1.8%
All directors and executive officers as a group (13 persons)(11)	41,529,180	63.8%

*	Represents beneficial ownership of less than 1%.
(1)

Includes (i) 6,605,121 shares of common stock held of record by BVP VII Special Opportunity Fund L.P. (“BVP SOF”), (ii) 3,914,147 shares of common stock held of record by Bessemer Venture Partners VII L.P. (“BVP VII”), and (iii) 1,712,440 shares of common stock held of record by Bessemer Venture Partners VII Institutional L.P. (together with BVP SOF and BVP VII, the “BVP Entities”). Deer VII & Co. L.P. is the general partner of the BVP Entities. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. Robert P. Goodman, J. Edmund Colloton, David Cowan, Jeremy Levine, Byron Deeter and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and hold the voting and dispositive power for the BVP Entities. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VII & Co. Ltd. acting as an investment committee. David Cowan disclaims beneficial ownership of the securities held by the BVP Entities, except to the extent of his pecuniary interest therein. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.
(2)

Includes (i) 7,429,510 shares of common stock held of record by Columbia Capital Equity Partners V (QP), L.P. (“Columbia V QP”), (ii) 2,588,834 shares of common stock held of record by Columbia Capital Equity Partners V (Non-US), L.P. (“Columbia V Non-US”), (iii) 1,848,930 shares of common stock held of record by Columbia Capital Equity Partners V (Co-Invest), L.P. (“Columbia V Co-Invest”), and (iv) 46,648 shares of common stock held of record by Columbia Capital Employee Investors V, L.P. (Co-Invest) (“Columbia Employee V”, and together with Columbia V QP, Columbia V Non-US, and Columbia V Co-Invest, the “Columbia Entities”). Columbia Capital Equity Partners V, L.P. is the general partner of Columbia V QP, Columbia V Non-US, and Columbia V Co-Invest. Columbia Capital V, LLC is the general partner of Columbia Capital Equity Partners V, L.P. and Columbia Employee V. James B. Fleming, Jr. and John T. Siegel, Jr. jointly control Columbia Capital V, LLC and as a result, they exercise voting and dispositive power for the Columbia Entities. Arun Gupta disclaims beneficial ownership of the securities held by the Columbia Entities, except to the extent of his pecuniary interest therein. The address for each of these entities is c/o Columbia Capital, 204 South Union Street, Alexandria, VA 22314.

(3)

Consists of (i) 6,703,272 shares of common stock held by Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”) and 567,088 shares of common stock held by KPCB XIV Founders Fund, LLC (“KPCB XIV FF”). All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV FF is KPCB XIV Associates, LLC (“KPCB XIV Associates”). Brook Byers, L. John Doerr, William Gordon and Theodore Schlein, the managing members of KPCB XIV Associates, exercise shared voting and dispositive control over the shares held by KPCB XIV and KPCB XIV FF. The address for the funds affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, CA 94025.

(4)

Consists of (i) 1,972,790 shares held of record by Paladin III, L.P. (“Paladin III”), (ii) 1,143,539 shares held of record by Paladin III (Cayman Islands), L.P., (“Paladin III Cayman”), (iii) 1,665,022 shares held of record by Paladin III (NY City), L.P. (“Paladin III NY City”), (iv) 567,981 shares held of record by Paladin III (HR), L.P., (“Paladin III HR”), and (v) 567,981 shares held of record by Paladin III (CA), L.P., (“Paladin III CA”, and together with Paladin III, Paladin III NY City, Paladin III Cayman and Paladin HR, the “Paladin Funds”). Paladin Holdings III, L.P. is the general partner of Paladin III, Paladin III NY City, Paladin III HR and Paladin III CA. Paladin Holdings III (Cayman Islands), L.P. is the general partner of Paladin III Cayman. The Investment Committee of the Paladin Funds, led by Michael Steed as its Chairman, may be deemed to have voting and dispositive power over the shares held of record by the Paladin Funds. Lt. General (Ret.) Kenneth A. Minihan disclaims beneficial ownership of the securities held by the Paladin Funds, except to the extent of his pecuniary interest therein. The address for each of the entities identified in this footnote is c/o Paladin Capital Management, LLC, 2020 K Street NW, Suite 620, Washington, DC 20006.

(5)

Consists of 3,830,324 shares of common stock subject to options exercisable within 60 days of August 21, 2019, all of which are vested as of such date. In addition, Mr. Fick holds 495,834 shares of common stock subject to options which are not vested or exercisable within 60 days of

August 21, 2019, but are subject to vesting acceleration upon which all such unvested shares will become fully exercisable if Mr. Fick is terminated under certain circumstances following a change of control.
(6)

Consists of 1,059,808 shares of common stock subject to options exercisable within 60 days of August 21, 2019, all of which are vested as of such date. In addition, Mr. Darby holds 81,250 shares of common stock subject to options which are not vested or exercisable within 60 days of August 21, 2019, but are subject to vesting acceleration upon which all such unvested shares will become fully exercisable upon a change of control.

(7)

Consists of (i) 163,234 shares of common stock held of record by Ms. Leibowitz and (ii) 88,055 shares of common stock subject to options exercisable within 60 days of August 21, 2019, all of which are vested as of such date. In addition, Ms. Leibowitz holds 51,945 shares of common stock subject to options which are not vested or exercisable within 60 days of August 21, 2019, but are subject to vesting acceleration upon which all such unvested shares will become fully exercisable upon a change of control.

(8)

Consists of (i) 2,385,980 shares of common stock held of record by Mr. Noonan, (ii) 327,987 shares of common stock held of record by Technology Operators Fund I, L.P (“TechOperators Fund I”), and (iii) 315,996 shares of common stock held of record by Lyman Hall Trust, dated 12/27/12, for which Mr. Noonan serves as trustee. Technology Operators Fund I G.P., LLC is the general partner of TechOperators Fund I. Mr. Noonan is an operating partner of Technology Operators Fund I, G.P., LLC and shares voting and investment control over the shares held by TechOperators Fund I. The address for Mr. Noonan and each of these entities is c/o TechOperators Venture Capital, 3060 Peachtree Road NW, Suite 720, Atlanta, GA 30305.

(9)	Consists of 272,500 shares of common stock subject to options exercisable within 60 days of August 21, 2019, all of which are vested as of such date.
(10)	Consists of 1,042,567 shares of common stock subject to options exercisable within 60 days of August 21, 2019, all of which are vested as of such date.
(11)

Consists of (i) 33,256,140 shares of common stock beneficially owned by Endgame’s executive officers and directors and (ii) 8,273,040 shares of common stock subject to options exercisable within 60 days of August 21, 2019, all of which are vested as of such date. In addition, a further 1,188,187 shares of common stock subject to options which are not vested or exercisable within 60 days of August 21, 2019 are beneficially owned by Endgame’s executive officers and directors, but are subject to vesting acceleration upon which up to all such unvested shares may become fully exercisable upon a change of control or if the executive officer or director is terminated under certain circumstances following a change of control.

APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under Dutch law, the holders of Elastic Ordinary Shares are not entitled to appraisal rights in connection with the Elastic Merger and Share Issuance Approval Proposal.

Under Delaware law, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. Appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

In connection with the Merger, stockholders of Endgame will be entitled to exercise appraisal rights with respect to their Endgame shares by following the procedures set forth in Section 262 of the DGCL.

BUSINESS

Elastic is a search company.

Search is foundational to a wide variety of experiences. Elastic makes the power of search—the ability to instantly find relevant information and insights from large amounts of data—available for a diverse set of applications and use cases.

When you hail a ride home from work with Uber, Elastic helps power the systems that locate nearby riders and drivers. When you shop online at Walgreens, Elastic helps power finding the right products to add to your cart. When you look for a partner on Tinder, Elastic helps power the algorithms that guide you to a match. When you search across Adobe’s millions of assets, Elastic helps power finding the right photo, font, or color palette to complete your project. As Sprint operates its nationwide network of mobile subscribers, Elastic helps power the logging of billions of events per day to track and manage website performance issues and network outages. As SoftBank monitors the usage of thousands of servers across its entire IT environment, Elastic helps power the processing of terabytes of daily data in real time. When Indiana University welcomes a new student class, Elastic helps power the cybersecurity operations protecting thousands of devices and critical data across collaborating universities in the BigTen Security Operations Center. All of this is search.

Why we search remains constant: we’re looking for insight, information, and answers. But how and what we search changes over time, from the Dewey Decimal System for libraries to Google for the World Wide Web to conversations with virtual assistants for everyday inquiries. Today, what we search has grown to include a rapidly increasing amount of structured and unstructured data from a multitude of sources such as databases, websites, applications, and mobile and connected devices. While search experiences often begin with search boxes, they are not confined to them. Dragging your finger across a map on a smartphone screen is search. Zooming into a specific time frame in a histogram is search. Mining log files for errors is search. Forecasting storage capacity two weeks into the future is search. Using natural language processing to analyze user sentiment is search.

Elastic created the Elastic Stack, a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. Developers build on top of the Elastic Stack to apply the power of search to their data and solve business problems. We have also built software solutions on the Elastic Stack that address a wide variety of use cases including app search, site search, enterprise search, logging, metrics, application performance monitoring (“APM”), business analytics, and security analytics. The Elastic Stack and our solutions are designed to run on premises, in public or private clouds, or in hybrid environments. As the technology landscape shifts, our products grow and adapt. In that sense, we believe that our company is truly elastic.

Our origins are rooted in open source, which facilitates rapid adoption of our software and enables efficient distribution of our technology. Developers can download our software directly from our website for use in development and production environments. These downloads include both free and paid products. Open source also fosters our vibrant community of developers who help improve our products and build on top of them. As of April 30, 2019, our community included over 120,000 Meetup members across 215 Meetup groups in 48 countries. Meetup members are individuals who opt into an Elasticsearch Meetup group on meetup.com, an independent third-party website.

Our business model is based on a combination of open source and proprietary software. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support. Unlike some open source companies, we do not build a separate enterprise version of an original open source project. Instead, we develop and test one robust codebase, over which we maintain control. We believe that maintaining full control over the source code enables us to develop better products for our users and customers. Our sales and marketing efforts start with developers who have already adopted our software and then evolve to departmental decision-makers and senior executives who have broad purchasing power in their organizations. All of these actions help us build a powerful commercial business model on top of open source.

Our customers often significantly expand their usage of our products over time. Expansion includes increasing the number of developers using our products, increasing the utilization of our products for a particular use case, and applying our products to new use cases. We focus some of our direct sales efforts on encouraging these types of expansion within our customer base.

Our business has experienced rapid growth around the world. As of April 30, 2019, we had over 8,100 customers compared to over 5,000 and over 2,800 customers as of April 30, 2018 and 2017, respectively. Our revenue was $271.7 million in the year ended April 30, 2019, or fiscal 2019, $159.9 million in the year ended April 30, 2018, or fiscal 2018, and $88.2 million in the year ended April 30, 2017, or fiscal 2017, representing year-over-year growth of 70% and 81% for the years ended April 30, 2019 and 2018, respectively. Subscriptions accounted for 91%, 93% and 90% of our total revenue in the years ended April 30, 2019, 2018 and 2017, respectively. Revenue from outside the United States accounted for 43%, 39% and 31% of our total revenue in the years ended April 30, 2019, 2018 and 2017, respectively.

In the years ended April 30, 2019, 2018 and 2017, we incurred net losses of $102.3 million, $52.7 million and $52.0 million, respectively, and our net cash used in operating activities was $23.9 million, $20.8 million and $16.1 million, respectively. We expect we will continue to incur net losses for the foreseeable future.

Our Products

We founded Elastic to bring the power of search to a broad range of business and consumer use cases. Our products enable our users and customers to instantly find relevant information and insights in large amounts of data.

We offer the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. The Elastic Stack is designed for direct use by developers to power a variety of use cases. We also offer software solutions built on the Elastic Stack that address a wide variety of use cases. The Elastic Stack and our solutions are designed to run on premises, in public or private clouds, or in hybrid environments.

The Elastic Stack

The Elastic Stack is comprised of four primary products:

•

Elasticsearch.    Elasticsearch is the heart of the Elastic Stack. It is a distributed, real-time search and analytics engine and datastore for all types of data, including textual, numerical, geospatial, structured, and unstructured.

•

Kibana.    Kibana is the user interface for the Elastic Stack. It is the visualization layer for data stored in Elasticsearch. It is also the management and configuration interface for all parts of the Elastic Stack.

•	Beats. Beats is the family of lightweight, single-purpose data shippers for sending data from edge machines to Elasticsearch or Logstash.

•	Logstash. Logstash is the dynamic data processing pipeline for ingesting data into Elasticsearch or other storage systems from a multitude of sources simultaneously.

Some features of the Elastic Stack are open source, while others are proprietary. Some proprietary features are licensed to users at no cost, while others require paid subscriptions. Paid proprietary features enable capabilities such as automating anomaly detection on time series data at scale, facilitating compliance with data security and privacy regulations, and allowing real-time notifications and alerts. The source code of all free and paid features in the Elastic Stack is visible to the public in the form of “open code.”

Our Solutions

We have built a number of solutions on top of the Elastic Stack to make it easier for organizations to use our software for certain common use cases. Like the Elastic Stack, our solutions comprise a combination of open source features, free proprietary features, and paid proprietary features. The solutions we offer include:

•

App Search to power search in applications across documents, geographies, numbers, and more. It powers many familiar application user experience features: search bars, facets, time range, pricing sliders, result highlighting, pagination, geographic filters, and product recommendations.

•

Site Search to create website search experiences. With seamless web crawling, high relevance, and intuitive customization features, our site search solution delivers an experience complete with features for spell correction, bigram matching, stemming, synonym recognition, phrase matching, suggested results, and more.

•

Enterprise Search to quickly and easily search, discover, and organize information spread across businesses, including medical files, corporate communications, legal documents, stock trades, invoices, and presentations. It uses natural language processing to predict and learn from search queries to make results more accurate over time, and scales automatically to ensure continued performance.

•

Logging to search and analyze petabytes of server and application logs to better ensure website, infrastructure, and application availability and performance. It allows users to ingest and index the data they may find important in order to quickly troubleshoot performance issues, help improve customer satisfaction, drive operational efficiencies, and more.

•

Metrics to search and analyze numeric and time series data ranging from CPU usage to car sensor data or human heartbeats. It allows users to freely, continuously, and efficiently explore attributes such as host name, IP address, deployment, or color across any dimension at scale, and in a matter of minutes, view CPU, utilization, and process-level statistics.

•

Uptime to easily track and monitor the availability, performance, and functionality of the hosts, websites, services and applications that make a business run. It enables administrators to proactively detect issues before users report them, and quickly investigate the root cause.

•

APM to deliver insight into application metrics and provide developers with confidence in the code they have deployed. It enables developers to instrument their application code to capture performance data for visualization and exploration in pre-configured dashboards and custom user interfaces for common APM workflows.

•

Business Analytics to analyze and measure business performance and goals. It delivers real-time insights into performance data such as customer satisfaction, online content performance, marketing metrics, and sales efficiency through informative and shareable visualizations and dashboards.

•

Security Analytics to harden enterprise security by detecting zero-day malicious activity via real-time threat hunting and enabling creation of tailored security workflows. It is fast and nimble for ad hoc data exploration and scales to ingest all types of security data.

•

Maps to allow real-time visualization and analysis of geospatial data. Whether you’re monitoring the source location of a DDoS attack in real time, mapping top cities driving your web traffic or tracking deliveries in real time, location is an integral component of many search experiences.

Our Deployment Options

The Elastic Stack and our solutions generally can be deployed on premises, in public or private clouds, or in hybrid environments, to satisfy various user and customer needs. Our goal is to ultimately offer all of our products as both self-managed and SaaS deployments.

•

Self-Managed.    Today, most users manage their own deployments of the Elastic Stack and our solutions. To help with more complex deployment scenarios, we offer Elastic Cloud Enterprise (ECE), a paid proprietary product, to deliver centralized provisioning, management, and monitoring across multiple deployments.

•

SaaS.    Many customers are becoming increasingly interested in SaaS deployment alternatives that reduce the burden of administration. For these customers we have developed a family of SaaS products called Elastic Cloud, which includes Elasticsearch Service, Site Search Service and App Search Service. We host and manage our Elastic Cloud products on infrastructure from multiple public cloud providers.

Our Business Model

Our business model refers to how we make our software available, including our open source distribution and go-to-market strategy, and how we charge our customers. We believe our business model creates significant value for our users, our customers, and our company.

Our business model is based on a combination of open source and proprietary software. We market and distribute the Elastic Stack and our solutions using an open source distribution strategy. Developers are able to download our software directly from our website. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support. These paid features can be unlocked with a simple license update, without the need to re-deploy the software. The rate at which our customers purchase additional subscriptions and expand the value of existing subscriptions depends on a number of factors, including customers’ level of satisfaction with our products, the nature and size of the deployments, the desire to address additional use cases, and the perceived need for additional proprietary features. The source code of all Elastic Stack features, whether they are open source or proprietary, is visible to the public in the form of “open code.”

Our open source model facilitates rapid and efficient developer adoption, particularly by empowering individual developers to download and use our software without payment, registration, or the friction of a formal sales interaction. Our use of open source licensing fosters a vibrant developer community around our products and solutions, which drives adoption of our products and increased interaction among users. Further, this approach enables community review of our code and products, which allows us to improve the reliability and security of our software. We believe that the number of times our products have been downloaded and the size of our developer community are indicative of the benefits of our open source strategy and the growth in adoption of our products. However, we typically do not have visibility into whether our products are being actively used unless the user opts to interact with us. As a result, we cannot accurately determine how much of our downloaded software is being actively used.

We have designed our strategy to avoid some of the risks associated with an open source model. One such risk relates to control over the direction and roadmap of our products. We maintain full control over the source code of our products and solutions. While community members may suggest changes to our products, only Elastic employees are able to commit changes to the codebase. Further, unlike some open source companies, we do not build a separate enterprise edition of an original open source project. Instead, we develop, maintain, and test a single robust codebase that is shared by our entire developer community.

Some open source companies sell only support for software that they make available at no cost. We believe this can create misaligned incentives in that the support vendor benefits from low software quality. Accordingly, we focus on designing high-quality software products that include proprietary features and are easy to use and reliable. We include support only as part of our subscriptions.

We believe in building products that provide value and appeal to the people who use them, including developers, architects, DevOps personnel, IT professionals, and security analysts. At the same time, a software company should be able to engage and build relationships with departmental or organizational leaders who make large technology purchasing decisions. At Elastic, we do both.

Strengths of Our Products

The strengths of our products include the following:

•

Speed.    The Elastic Stack can find matches for search criteria in milliseconds within even the largest structured and unstructured datasets. Its schema-less structure and inverted indices enable real-time search of high volumes of structured, unstructured, and time series data.

•

Scale.    The Elastic Stack is a distributed system and can scale massively. It has the ability to subdivide search indices into multiple pieces called shards, which enables data volume to be scaled horizontally and operations to be distributed across hundreds of systems or more. A developer running hundreds of nodes has the same user experience as a developer running a single node on a laptop.

•

Relevance.    Elasticsearch uses multiple analytical techniques to determine the similarity between stored data and queries, generating highly relevant results reflecting a deep understanding of text and context. Its sophisticated yet developer-friendly query language permits advanced search and analytics. Additionally, the speed of the Elastic Stack permits query iteration, further enhancing the relevance of search results.

•

Ease of Use.    The Elastic Stack is engineered to take a user from data to dashboard or inquiry to insight in minutes. It offers an easy getting started experience, featuring streamlined download and deployment, sensible defaults, a simple and intuitive query language that just works, and no need to define a schema upfront. Administrative tasks such as securing the Elastic Stack are intuitive and integrated into the user experience, as are investigative tasks such as data visualization.

•

Flexibility.    The Elastic Stack is able to ingest, filter, store, search, and analyze data in any form, whether structured or unstructured. These capabilities enable the Elastic Stack to generate insights from a wide variety of data sources for a range of use cases. The flexibility of the Elastic Stack also enables users to begin using our products along with their existing systems, which lowers barriers to adoption.

•

Extensibility.    Developers can use the Elastic Stack as a foundation for addressing a wide variety of use cases. Our open source approach to building the Elastic Stack empowers developers to innovate and utilize it to fit their specific needs. Additionally, our developer community actively engages with us to improve and expand the Elastic Stack.

Our Growth Strategies

We intend to pursue the following growth strategies:

•

Increase product adoption by improving ease of use and growing our open source community.    With our engineering efforts focused on the user experience, we will continue to develop software that makes our products easier to use and adopt for both developers and non-developers. We will continue to engage with developers globally through a wide range of touch points such as community meetups, global community groups, hackathons, our global events, which we call Elastic{ON}, and engagement on our website, user forums, and code repositories, to grow our open source community.

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Expand our customer base by acquiring new customers.    Through our open source distribution strategy, users can easily download our software directly from our website and access many features of our software free of charge, which facilitates rapid adoption. Our sales and marketing team conducts campaigns to drive further awareness and adoption within the user community. As a result, many of our sales prospects are already familiar with our technology prior to entering into a commercial relationship with us. Additionally, we leverage our network of partners to drive awareness and expand our sales and marketing reach to target new customers. We will continue to engage our community and our partners to drive awareness and to invest in our sales and marketing team to grow our customer base.

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Expand within our existing customer base through new use cases and larger deployments.    We often enter an organization through a single developer or a small team for an initial project or use case with an objective to quickly solve a technical challenge or business problem. Because of the rapid success with our products, knowledge of Elastic often spreads within an organization to new teams of developers, architects, IT operations personnel, security personnel, and senior executives. We will continue to invest in helping users and customers be successful with our products, and we view initial success with our products as a path to drive expansion to new use cases and projects and larger deployments within organizations.

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Extend our product leadership through continued investment in our technology.    We will continue to invest in our self-managed and SaaS products to extend into new use cases, industries, geographies, and customers. For example, we will continue to invest in expanding our SaaS solutions, such as our Site Search Service and App Search Service, in order to provide them as self-managed products.

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Increase usage of Elastic Cloud.    We believe that providing our SaaS products represents a significant growth opportunity. We plan to expand Elastic Cloud geographically and through more public cloud providers. We plan to offer more of our solutions, such as Elastic APM and others, as part of Elastic Cloud over time.

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Expand our strategic and regional partnerships.    Our partners assist us in driving awareness of Elastic and our products, building new solutions on top of the Elastic Stack to solve customer pain points, and extending our reach in geographic areas and verticals where we do not have a formal sales presence. We have a diverse range of partners and we will continue to pursue partnerships to further the development of the Elastic Stack and our customer reach.

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Selectively pursue acquisitions and strategic investments.    We have selectively pursued acquisitions and strategic investments in businesses and technologies in order to drive product and market expansion. Since inception, we have acquired the technology underlying our Site Search Service and App Search Service (formerly Swiftype), our APM solution (formerly Opbeat), our machine learning feature (formerly Prelert), our Beats product (formerly Packetbeat), our Elastic Cloud SaaS offering (formerly Found) and our Kibana and Logstash products through strategic transactions. We intend to continue to pursue acquisitions and strategic investments selectively.

Customers

Organizations of all sizes, in all industries, both private and public, purchase our products for a variety of use cases. As of April 30, 2019, we had over 8,100 customers. We have self-managed subscriptions for customers who manage their own deployments of the Elastic Stack and our solutions on premises, in public or private clouds, or in hybrid environments and Elastic Cloud subscriptions for customers who use our SaaS products. Elastic subscriptions include access to our paid proprietary features and products as well as support from Elastic’s support engineers. No customer represented more than 10% of our revenue in the year ended April 30, 2019.

Engineering

Our engineering organization focuses on enhancing existing products and developing new products, both open source and proprietary, that are easy to use and can be run in any environment including on premises, in public or private clouds, or in hybrid environments. With a distributed engineering team spanning over 30 countries, we are able to recruit, hire, and retain high-quality, experienced developers, tech leads, and product managers, and operate at a rapid pace to drive product releases, fix bugs, and create new product offerings.

Our software development process is based on iterative releases across the Elastic Stack, our solutions, and the Elastic Cloud. We are organized in small functional teams with a high degree of autonomy and accountability. Our distributed and highly modular team structure and well-defined software development processes also allow us to successfully incorporate technologies that we have acquired.

As of April 30, 2019, we had 458 employees in our research and development organization, comprising 32% of our total headcount. We intend to continue to invest in our research and development capabilities to extend our products. Research and development expense totaled $101.2 million and $55.6 million, in the years ended April 30, 2019 and 2018, respectively. We plan to continue to devote significant resources to research and development.

Sales and Marketing

Open source is the core of our distribution model. We make it easy for individual developers to begin using our products in order to drive viral adoption. Users can download our software directly from our website without any sales interaction, and immediately begin using the full set of free and paid features. Access to our paid features is available for an initial trial period for both self-managed and SaaS subscriptions. Our community included over 120,000 Meetup members across 215 Meetup groups in 48 countries as of April 30, 2019.

As a result of our open source strategy, our sales prospects are often already using our technology. Our sales and marketing efforts extend our open source strategy in two key ways. First, we conduct low-touch marketing campaigns to keep users and customers engaged after they download our software. This includes providing high-quality content, documentation, webinars, videos, and blogs through our website. Second, we conduct high-touch virtual and field campaigns with qualified prospects and customers who have typically already deployed our software to drive further awareness, adoption, and expansion of our products and solutions.

Our sales teams are segmented primarily by geography and secondarily by employee count of our prospects and customers. We rely on inside sales development representatives to qualify leads based on their likelihood to make a purchase. We pursue sales opportunities primarily through a direct sales motion, in some cases assisted by partners. Our relationships within customer organizations often extend beyond the initial users of the technology and include technology and business decision-makers at various levels. We also engage with our customers on an ongoing basis through a customer success team, to ensure customer satisfaction and expand their usage of our technology.

As of April 30, 2019, we had 565 employees in our sales and marketing organization, including sales development, field sales, sales engineering, business development, sales operations, customer success, and marketing personnel.

Partners

We maintain partner relationships that help us market and deliver our products to our customers and complement our community. Our partner relationships include the following:

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Cloud providers.    We work with many of the major cloud providers to increase awareness of our products and make it easy to access our software. We partner with Google to offer our Elasticsearch Service (part of Elastic Cloud) on Google Cloud Platform (“GCP”). We partner with Alibaba to provide the Alibaba Cloud Elasticsearch service in China and the rest of the world. We also have relationships with Microsoft and IBM to offer Elastic Stack deployment templates on their clouds. Through these partnerships, customers of these companies may access Elastic’s support engineers and may use our free and paid proprietary features. In addition, we make our Elasticsearch Service available on Amazon Web Services (“AWS”), for direct purchase via our website. Elastic’s Elasticsearch Service is a different offering than Amazon Elasticsearch Service. We do not partner with Amazon, provide support for Amazon Elasticsearch Service, or provide Amazon or customers of Amazon Elasticsearch Service with access to any of our free or paid proprietary features.

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Systems integrators, channel partners, and referral partners.    We have a global network of systems integrators, channel partners, and referral partner relationships that help deliver our products to various business and government customers around the world.

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OEM and MSP partners.    Our original equipment manufacturing (“OEM”), and managed service provider (“MSP”), partners embed an Elastic subscription into the products or services they offer to their own customers. OEM or MSP partners are able to include Elastic’s paid and unpaid proprietary features in their product, receive ongoing support from Elastic for product development, and receive support for end customer issues related to Elastic.

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Technology partners.    Our technology partners collaborate with Elastic to create a standardized solution for end users that includes technology from both Elastic and the partner. For example, we work with Micro Focus to integrate our products with their ArcSight product. Technology partners represent a deeper collaboration than community contributions and are distinct from distribution-oriented relationships like OEMs and MSPs.

Professional Services

We offer consulting and training as part of our offerings. To assist customers in accelerating their success with our software, our consulting team consists of engineers and architects who bring hands-on experience and deep technical knowledge to a project. Our training offerings enable our users to gain the necessary skills to develop, deploy, and manage our software.

Customer Support

We endeavor to make it easy for developers to download, install, deploy and use the Elastic Stack and our solutions. To this end, our open source developer community functions as a source of support and enables developers to engage in self-help and collaboration.

However, in many situations, such as those involving complex enterprise IT environments, large deployments and novel use cases, our users require our support. Accordingly, we include support as part of the subscriptions we sell for our products. Our global support organization is comprised of highly technical support engineers who are contributors to our open source, and provide support experiences including troubleshooting, technical audits, cluster tuning, and upgrade assistance. Our support team is distributed across over 20 countries and provides coverage 24 hours per day, all 365 days per year, across multiple languages.

We believe that software companies should not have incentives to build low quality software. In that connection, we do not sell support separately from our software subscriptions.

Our Technology

Our products consist of the Elastic Stack, our solutions, and software that supports our various deployment alternatives.

Technology Features of the Elastic Stack

Elasticsearch is the heart of the Elastic Stack, where users store, search, and analyze data. Key features of Elasticsearch include the following:

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Store any type of data.    Elasticsearch combines powerful parts of traditional search engines, such as an inverted index to power fast full text search and a column store for analytics, with native support for a wide range of data types, including text, dates, numbers, geospatial data, date/numeric ranges, and IP addresses. With sensible defaults, and no upfront schema definition necessary, Elasticsearch makes it easy to start simple and fine-tune as datasets grow.

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Powerful query language.    The Elasticsearch query domain specific language is a flexible, expressive search language that exposes a rich set of query capabilities across any kind of data. From simple Boolean operators to custom relevance functions, users can articulate exactly what they are looking for and bring their own definition of relevance. The query language also includes a composable aggregation framework that enables users to summarize, slice, and analyze structured or semi-structured datasets across multiple dimensions. Examples of these capabilities include tracking the top ten users by spend, looking at data week over week, analyzing data across geographies, and drilling down into details with specific filters all with a single search.

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Developer friendliness.    Elasticsearch has consistent, well-documented application programming interfaces (APIs) that work the same way on one node during initial development as on a hundred nodes in production. Elasticsearch also ships with a number of language clients that provide a natural way to integrate with a variety of popular programming frameworks, reducing the learning curve, and leading to a shorter time to realizing value.

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High speed.    Everything stored in Elasticsearch is indexed by default, such that users do not need to decide in advance what queries they will want to run. Our architecture optimizes throughput, time-to-data availability and query latency. Elasticsearch can easily index millions of events per second, and newly added data can be available for search nearly instantly.

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High scale and availability.    Elasticsearch is designed to scale horizontally and be resilient to node or hardware failures. As nodes join a cluster, data is automatically re-balanced and queries and indexing are spread across the new nodes seamlessly. This makes it easy to add hardware to increase indexing throughput or improve query throughput. Elasticsearch also detects node failures and hardware or network issues and automatically protects user data by ejecting the failing or inaccessible nodes and creating new replicas of the data.

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Machine learning and alerting.    Machine learning capabilities such as anomaly detection, forecasting, and categorization are tightly integrated with the Elastic Stack to automatically model the behavior of data, such as trends and periodicity, in real time in order to identify issues faster, streamline root cause analysis, and reduce false positives. Without these capabilities, it can be very difficult to identify issues such as infrastructure problems or intruders in real time across complex, high-volume, fast-moving datasets.

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Security.    Security features give administrators the rights to grant specific levels of access to their various types of users, such as IT, operations, and application teams. Elasticsearch serves as the central authentication hub for the entire Elastic Stack. Security features include encrypted communications and encryption-at-rest; role-based access control; single sign-on and authentication; field-level, attribute-level, and document-level security; and audit logging.

Kibana is the user interface for the Elastic Stack. It allows users to manage the Elastic Stack and visualize data. Additionally, the interfaces for many of our solutions are built into Kibana. Key features of Kibana include the following:

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Explore and visualize data stored in Elasticsearch.    Kibana provides interactive data views, visualizations, and dashboards powered by structured filtering and unstructured search to enable users to get to answers more quickly. A variety of data visualization types, such as simple line and bar charts, purpose-built geospatial and time series visualizations, tree diagrams, network diagrams, heatmaps, scatter plots, and histograms, support diverse user needs. Kibana Canvas is a composable and extensible creative infographics and reporting tool. Canvas creates multi-slide presentations backed by live data and infographics, in addition to fully customized live applications, all powered by data stored in Elasticsearch. Reporting features on top of Canvas enable sharing of these visualizations across the enterprise.

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Incorporate advanced analytics and machine learning from Elasticsearch.    Kibana’s query, filtering, and data summarization capabilities reflect Elasticsearch’s powerful query domain specific language and aggregation framework while making it interactive.

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Manage the Elastic Stack.    Kibana presents a broad user interface showing the health of Elastic Stack components and provides cluster alerts to notify administrators of problems. Its central management user interfaces (UIs) make it easier to operate the Elastic Stack at scale.

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Application framework.    Kibana is designed to be extensible. Users interested in a highly specialized visualization type not distributed with Kibana by default can customize experiences through a Kibana plugin and make the plugin available to the community. Dozens of Kibana plugins have been shared by the community via Elastic documentation and code sharing platforms such as GitHub.

Beats and Logstash are data ingestion tools that enable users to collect and enrich any kind of data from any source for storage in Elasticsearch. Beats and Logstash have an extensible modular architecture. Beats are lightweight agents purpose-built for collecting data on devices, servers, and inside containers. Key features of Beats include the following:

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Agents.    Beats are lightweight agents built for the purposes of efficient data collection at the edge for specific types of data, such as Filebeat for the collection of logging data, Metricbeat for the collection of system or service metric data, Auditbeat for the collection of security data, Packetbeat for the collection of network data, and Heartbeat for the collection of availability data. Dozens of community Beats enable the collection of data from specialized sources.

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Extensibility and community Beats.    The Beats platform enables rapid creation of custom Beats that can be run on a variety of edge technologies for data collection. Over 80 Beats have been shared by the community via Elastic documentation and many more are available through code sharing platforms such as GitHub.

•	Logstash enables centralized collection and extract, transformation, and load capabilities. Key features of Logstash include the following:

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Data transformation engine.    Logstash is a centralized data transformation engine that can receive and pull data from multiple sources, transform and filter that data, and send it to multiple outputs. Logstash has a powerful and flexible configuration language that allows users to create data stream acquisition and transformation logic without having to write code. This greatly extends and accelerates the ability to create data management pipelines to a wide variety of organizations and individuals.

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Plugins.    Logstash collects data from a variety of sources, such as network devices, queues, API endpoints, and public cloud services. Logstash enriches the data via lookups against local data sources, such as a geolocation database, and remote data sources, such as relational databases. Logstash can output events to Elasticsearch or downstream queues and other datastores. We develop and support more than 70 plugins for many common integrations.

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Logstash extensibility and community plugins.    A vibrant community of open source developers extends the reach through more than 700 community Logstash plugins that enable integration with a wide variety of data sources across many use cases.

Technology Features of Our Solutions

Our solutions are designed to minimize time-to-value and deployment costs of using the Elastic Stack for certain common use cases. The functionality of our solutions often includes specialized data collection, through standardized APIs or custom agents, and custom user interfaces for specific data analytics, visualizations, workflows, and actions. Most of our solutions can be self-managed or accessed through Elastic Cloud. Today, some of our solutions are only available through Elastic Cloud. We offer the following solutions:

•	App Search. API clients for common programming frameworks to enable search of data stored in applications. It has an intuitive interface to help tune search queries for optimal utility.

•	Site Search. Specialized website crawlers to enable search of website content. It offers an interface for search analytics and tuning relevance to match user behavior and expectations.

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Enterprise Search.    Search capabilities and simple APIs serve as the foundation for integrating connectors and crawlers for data sources commonly used by enterprises, such as shared drives and other collaboration and document sharing offerings.

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APM.    Agents for common programming frameworks and an APM server designed for scalable collection and processing of metrics coming from APM agents. It includes an interface supporting custom visualizations for waterfall transaction views and code-level visibility into application performance.

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Metrics, Logging, Business Analytics, and Security Analytics.    These solutions come with pre-built configurations making it easy to use Beats and Logstash to ingest the respective type of data, and include default Kibana searches, dashboards, and visualizations to deliver instant insights.

Elastic Cloud and Elastic Cloud Enterprise

The Elastic Stack and our solutions can be deployed on premises, in public and private clouds, and in hybrid environments. We divide our deployment models into two categories: self-managed, which refers to users deploying the Elastic Stack and solutions on infrastructure they manage themselves (such as their own data center or private or public cloud environments), and Elastic Cloud, which refers to our SaaS products that we host and manage. To help self-managed users with more complex deployment scenarios, we offer Elastic Cloud Enterprise.

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Elastic Cloud.    Elastic Cloud is our growing family of SaaS products and technologies that make it easy to deploy, operate, and scale Elastic products and solutions in the cloud. Elastic Cloud products include Elasticsearch Service, Site Search Service, and App Search Service, and are offered by us on certain large cloud providers.

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Elastic Cloud Enterprise.    As part of building our Elastic Cloud offering, we built a comprehensive orchestration and administration infrastructure tool to easily provision, monitor, manage, secure, upgrade and backup the thousands of clusters that comprise our Elastic Cloud products. We then packaged this infrastructure into a downloadable and easily installable proprietary product called Elastic Cloud Enterprise, which makes this tool available to customers to use with their own self-managed deployments. Elastic Cloud Enterprise enables our customers to provision, monitor, manage, secure, upgrade and backup any number of clusters. It also helps our customers improve their hardware utilization and operational efficiency by allowing them to leverage shared hardware resources to manage multiple clusters, while still maintaining a strong level of isolation between those clusters.

Our Source Code

We define our culture by our “source code,” which expresses our core corporate values.

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Home, Dinner: There is no such thing as work-life balance. We are successful if we find balance in life. Elastic empowers its employees with the flexibility to do so. Be home for dinner, go for a run midday, care for a sick child, or visit a parent. Finding balance means being more innovative and efficient at work. Which makes for a better Elastic.

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Space, Time: It’s easy to get stuck in a day-to-day work pattern. Allowing for the space and time to dream requires conscious effort. Embracing a high failure rate does, too. Fulfillment comes from doing the obvious and dreaming up the un-obvious. Both are foundations of Elastic.

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IT, Depends: It’s pretty complicated to make some things simple, and even more complicated to make other things possible. We embrace and value the knowledge required to do both. When a question is asked, buckle up. Sh*t is about to get real. Your journey will likely start with “it depends.”

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Progress, SIMPLE Perfection: Perfection is not a destination. Color inside the lines or color outside the lines. Just pick a color. It’s as simple as 2048. An Elastic that moves is an Elastic that survives, thrives, and stands the test of time.

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01.02, /FORMAT: Our products are distributed by design, our company is distributed by intention. With many languages, perspectives, and cultures, it’s easy to lose something in translation. Over email and chat, doubly so. Until we get a perpetual empathy machine, don’t assume malice. A distributed Elastic makes for a diverse Elastic, which makes for a better Elastic.

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As YOU, Are: We all come in different shapes with different interests and skills. We all have an accent. Celebrate it. Just come as you are. No need to invest neurons trying to fit an arbitrary mold. We’d rather you put them to work shaping Elastic.

•	HUMBLE, Ambitious: Ambition drives us to challenge ourselves and the people around us to do better. It is not an excuse to be an *sshole. Be humble. Be ambitious. At Elastic, we are both.

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Speed, SCALE, Relevance: Elastic is a search company. We focus on value to users by producing fast results that operate at scale and are relevant. This is our DNA. We believe search is an experience. It is what defines us, binds us, and makes us unique.

Our Distributed Culture

The Elastic Stack is powerful because it is distributed, gaining speed and stability from each additional node. Our company emulates the strengths of the distributed systems we build.

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Distributed systems, distributed teams.    Elastic was born a distributed company, with founders in Israel, Germany, and the Netherlands, and early employees from the United Kingdom, France, Spain, the Czech Republic, and the United States. From our experience in open source projects, we know that great code and amazing ideas can come from anyone, anywhere.

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Strength in diversity.    Being a distributed company is about harnessing the inherent strengths of diversity. Different people approach problems differently. We need that. When a consensus is reached between a wide variety of minds, the result is a solution that should stand the test of time.

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Supporting resiliency.    Distributed systems are only powerful if they’re resilient. The same is true for our company. We are constantly improving the Elastic Stack to handle the challenges of distribution just as we are constantly improving how we support our employees no matter where they are. Organizational resiliency also requires recognizing that it’s not tools that make distribution work, it’s the people. Successful collaboration takes more than video calls and shared calendars. It takes a warm welcoming to let new hires know all cultures are accepted. It means always assuming the best intention of our peers.

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Building camaraderie.    We hire intentionally. We hire thoughtfully. Smart. Curious. Nice. Respectful. These are qualities we look for in every Elastician. Our goal isn’t to build a company of people that simply work well together; our goal is to build a company that creates well together, imagines well together, laughs well together, dances well together. We want to build a culture of camaraderie so that no matter where someone’s located, they always feel connected.

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Distributed us? Distributed you? Distributed we!    Elastic the company is just one piece of the Elastic community. Direct contact between our internal team and Elastic users is fundamental to our success. It’s this culture of communication that enables us to maintain our commitment to open source. Distributed isn’t always easy, and it isn’t for everyone, but we believe it’s the foundation of our success.

Community

As an open source company, our team extends beyond our employee base. It includes the millions of users who download our software, and over 120,000 Meetup members across 215 Meetup groups in 48 countries as of April 30, 2019. Our users interact with us on our website forums and on Twitter, GitHub, StackOverflow, Quora, Facebook, Weibo, WeChat, and more.

In order to build products that best meet our users’ needs, we focus on, and invest in, building a strong community. Each download of the Elastic Stack is a new opportunity to educate our next contributor, hear about a new use case, explore the need for a new feature, or meet a future member of the team. Community is core to our identity, binding our products closely together with our users. Community gives us an ability to get their candid feedback, creating a direct line of communication between our users and the builders of our products across all of our features—open source, unpaid proprietary, and paid proprietary—enabling us to make our products simpler and better.

The Elastic community has a Code of Conduct. It covers the behaviors of the Elastic community in any forum, mailing list, wiki, website, code repository, IRC channel, private correspondence, or public meeting. It is designed to ensure that the Elastic community is a space where members and users can freely and openly communicate, collaborate, and contribute both ideas and code. It also covers our community ground rules: be considerate, be patient, be respectful, be nice, communicate effectively, and ask for help when unsure.

Competition

Our market is highly competitive, rapidly evolving, fragmented, and subject to changing technology, shifting customer needs, and frequent introductions of new offerings. Our principal competitors include:

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For our app search, site search, and enterprise search solutions: incumbent offerings such as Solr (open source offering), search tools including Google Custom Search Engine (an advertisement-based site search tool with limited user controls), Google Site Search and Google Search Appliance (both of which Google has declared to be end-of-life and stopped selling), and enterprise search tools including Endeca (acquired by Oracle), FAST (acquired by Microsoft), and Autonomy (acquired by HP and now offered by Micro Focus).

•	For our logging and security analytics solutions: point solutions including Splunk and ArcSight SIEM (offered by Micro Focus).

•	For our metrics, APM and business analytics solutions: software vendors with specific solutions to analyze metrics, typically with Internet of Things, data, APM data, and business analytics data.

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Certain cloud infrastructure providers, including Amazon Web Services, that offer SaaS products based on Elastic’s open source components. These offerings are not supported by Elastic and come without any of Elastic’s proprietary features, whether free or paid.

The principal competitive factors for companies in our industry are:

•	product capabilities, including speed, scale, and relevance, with which to power search experiences;

•	an extensible product “stack” that enables developers to build a wide variety of solutions;

•	powerful and flexible technology that can manage a broad variety and large volume of data;

•	ease of deployment and ease of use;

•	ability to address a variety of evolving customer needs and use cases;

•	strength of sales and marketing efforts;

•	flexible deployment model across on-premises, cloud, or hybrid environments;

•	productized solutions engineered to be rapidly adopted to address specific applications;

•	mindshare with developers and IT executives;

•	adoption of products by many types of users (developers, architects, DevOps personnel, IT professionals, security analysts, and departmental and organizational leaders);

•	enterprise-grade technology that is secure and reliable;

•	size of customer base and level of user adoption;

•	quality of training, consulting, and customer support;

•	brand awareness and reputation; and

•	low total cost of ownership.

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have substantially greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets. While our products and solutions have various competitors across different use cases, such as app search, site search, enterprise search, logging, metrics, APM, business analytics and security analytics, we believe that few competitors currently have the capabilities to address our entire range of use cases. We believe our industry requires constant change and innovation, and we plan to continue to evolve search as a foundational technology to solve the problems of today and new emerging problems in the future.

Intellectual Property

Our success depends in part upon our ability to safeguard our core technology and other intellectual property assets. We seek to accomplish that objective by establishing intellectual property rights in and protecting those assets through a combination of patents, patent applications, registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual measures. In addition, we maintain a policy requiring our employees, contractors, and consultants to enter into disclosure and invention assignment agreements. As of April 30, 2019, we had 7 issued patents in the United States with expirations ranging from 2031 to 2034, 32 pending U.S. nonprovisional patent applications, and eight pending non-U.S. patent filings. The pending patent applications, if issued, would expire between 2032 and 2039. In addition, as of April 30, 2019, we had 30 registered trademarks in the United States, 7 pending trademark applications in the United States, as well as 277 registered trademarks in various non-U.S. jurisdictions and 41 pending trademark applications in various non-U.S. jurisdictions.

Despite our efforts to protect our intellectual property assets, unauthorized parties may attempt to copy or obtain and use our proprietary technology to develop competing technologies with the same or similar functionality. Policing unauthorized use of our technology is difficult and time consuming. The laws, procedures and restrictions on which we rely may provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. In addition, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or other jurisdictions, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. That is why we believe that factors such as the technological and creative skills of our personnel, creation of new products, features and functionality, and frequent enhancements to our technology are more essential to establishing and maintaining our technology leadership position.

From time to time, third parties may assert patent, copyright, trade secret and other intellectual property rights against us, our partners or our customers. Our standard license and other agreements may obligate us to indemnify our partners and customers against such claims. Successful claims of infringement by a third party could prevent us from continuing to offer our technology or performing certain services, require us to expend time and money to develop non-infringing solutions, or force us to pay for licenses or to pay substantial damages or other fees. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

In addition, our technology incorporates software components licensed to the general public under open source software licenses such as the Apache Software License Version 2.0. We obtain many components from software developed and released by contributors to independent open source components of our technology. Open source licenses grant licensees broad permissions to use, copy, modify and redistribute our platform. As a result, open source development and licensing practices can limit the value of our software copyright assets.

Employees

As of April 30, 2019, we had 1,442 employees in over 35 countries. None of our employees is represented by a labor union. In certain countries in which we operate, such as France and Spain, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages.

Corporate Information

We were incorporated in the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) on February 9, 2012 as Searchworkings Global B.V. On June 19, 2012, we changed our name to Elasticsearch global B.V., on December 11, 2013, we changed our name to Elasticsearch Global B.V., and on May 29, 2018, we changed our name to Elastic B.V. Immediately prior to the completion of our initial public offering (“IPO”) on October 10, 2018, we converted into a public company with limited liability (naamloze vennootschap) under Dutch law and changed our name to Elastic N.V. Our principal executive offices are located at 800 West El Camino Real, Suite 350, Mountain View, California 94040, and our telephone number is (650) 458-2620. We are registered with the trade register of the Dutch Chamber of Commerce under number 54655870. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Keizersgracht 281, 1016 ED Amsterdam, the Netherlands.

PROPERTY

As a distributed company, we employ a distributed workforce with offices and employee hubs around the world. The largest of these hubs is located in Mountain View, California, where we lease approximately 47,000 square feet. The lease will expire seven years after the commencement date.

All offices are leased and we do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe that our current facilities are adequate to meet our current needs and that, as we grow, suitable additional space will be available to either expand existing hubs or open new hubs in new locations.

LEGAL PROCEEDINGS

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material adverse effect on our business, results of operations, financial condition or cash flows. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Ordinary Shares

Our ordinary shares began trading on the NYSE under the symbol “ESTC” on October 5, 2018. Prior to that date, there was no public trading market for our ordinary shares.

Holders of Record

As of August 21, 2019 there were 84 shareholders of record of our ordinary shares, and the closing price of our ordinary shares was $84.07 per share as reported on the NYSE. Because many of our ordinary shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares, and we do not anticipate declaring or paying dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

See section titled “Execution Compensation” of this proxy statement/prospectus regarding information about securities authorized for issuance under our equity compensation plans.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph

This performance graph shall not be deemed “filed” with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any of our filings under the Securities Act.

The graph below compares the cumulative total stockholder return on our ordinary shares with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes $100 was invested at the market close on October 5, 2018, which was our initial trading day, in our ordinary shares. Data for the S&P 500 Index and the S&P 500 Information Technology Index assume reinvestment of dividends. Our offering price of our ordinary shares in our IPO, which had a closing stock price of $70.00 on October 5, 2018, was $36.00 per share.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our ordinary shares.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ELASTIC N.V. SELECTED FINANCIAL DATA

Consolidated Statements of Operations:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Revenue
License – self-managed	$39,474	$25,759	$14,503
Subscription – self-managed and SaaS	208,780	123,623	65,243

Total subscription revenue	248,254	149,382	79,746
Professional services	23,399	10,553	8,431

Total revenue	271,653	159,935	88,177

Cost of revenue(1)(2)(3)
Cost of license – self-managed	387	387	55
Cost of subscription – self-managed and SaaS	53,560	27,920	13,161

Total cost of revenue – subscription	53,947	28,307	13,216
Cost of professional services	24,063	12,433	6,629

Total cost of revenue	78,010	40,740	19,845

Gross profit	193,643	119,195	68,332

Operating expenses(1)(2)(3)(4)
Research and development	101,167	55,641	32,601
Sales and marketing	147,296	82,606	56,612
General and administrative	46,536	28,942	26,291

Total operating expenses	294,999	167,189	115,504

Operating loss(1)(2)(3)(4)	(101,356)	(47,994)	(47,172)
Other income (expense), net	3,441	(1,357)	(583)

Loss before income taxes	(97,915)	(49,351)	(47,755)
Provision for income taxes	4,388	3,376	4,213

Net loss	$(102,303)	$(52,727)	$(51,968)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.86)	$(1.65)	$(1.71)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	54,893,365	32,033,792	30,359,419

(1)	Includes stock-based compensation expense as follows:

	Year Ended April 30,
	2019	2018	2017
		(in thousands)
Cost of revenue
Cost of subscription – self managed and SaaS	$3,383	$699	$268
Cost of professional services	1,208	329	98
Research and development	16,100	5,045	3,302
Sales and marketing	11,996	3,560	3,420
General and administrative	7,255	3,109	11,798

Total stock-based compensation expense	$39,942	$12,742	$18,886

(2)	Includes employer payroll taxes on employee stock transactions as follows (information for years prior to fiscal year 2019 is not meaningful):

	Year Ended April 30,
	2019	2018	2017
		(in thousands)
Cost of revenue
Cost of subscription – self managed and SaaS	$28	$—	$—
Cost of professional services	10	—	—
Research and development	939	—	—
Sales and marketing	747	—	—
General and administrative	90	—	—

Total stock-based compensation expense	$1,814	$—	$—

(3)	Includes amortization of acquired intangibles as follows:

	Year Ended April 30,
	2019	2018	2017
		(in thousands)
Cost of revenue
Cost of license – self-managed	$387	$387	$55
Cost of subscription – self-managed and SaaS	2,421	1,521	404
Sales and marketing	148	119	70

Total amortization of acquired intangibles	$2,956	$2,027	$529

(4)	Includes acquisition-related expenses as follows:

	Year Ended April 30,
	2019	2018	2017
		(in thousands)
Research and development	$689	$655	$—
General and administrative	259	608	235

Total acquisition-related expenses	$948	$1,263	$235

Consolidated Balance Sheet Data:

	Year Ended April 30,
	2019	2018	2017
		(in thousands)
Cash and cash equivalents	$298,000	$50,941	$59,640
Working capital	$226,061	$7,116	$56,889
Total assets	$485,738	$183,013	$144,347
Deferred revenue, current and non-current	$170,666	$102,561	$54,152
Redeemable convertible preference shares	$—	$200,921	$200,921
Accumulated deficit	$(317,077)	$(214,774)	$(162,047)
Total shareholders’ equity (deficit)	$263,012	$(153,529)	$(128,538)

ELASTIC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Elastic N. V. Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this Form S-4. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this proxy statement/prospectus.

Overview

Elastic is a search company. We deliver technology that enables users to search through massive amounts of structured and unstructured data for a wide range of consumer and enterprise applications. Our primary offering is the Elastic Stack, a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. The Elastic Stack is designed for direct use by developers to power a variety of use cases. We have also built software solutions on the Elastic Stack that address a wide variety of use cases, including app search, site search, enterprise search, logging, metrics, APM, business analytics, and security analytics. Our products are used by individual developers and organizations of all sizes across a wide range of industries.

Elasticsearch is the heart of the Elastic Stack. It is a distributed, real-time search and analytics engine and datastore for exploring all types of data including textual, numerical, geospatial, structured, and unstructured. The first public release of Elasticsearch was in 2010 by our co-founder Shay Banon as an open source project. The Company was formed in 2012. Since then, we have added new products, released new features, acquired companies, and created new solutions to expand the functionality of our products.

Our business model is based on a combination of open source and proprietary software. We market and distribute the Elastic Stack and our solutions using an open source distribution strategy. Developers are able to download our software directly from our website. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support. These paid features can be unlocked without the need to re-deploy the software.

We believe that open source drives a number of benefits for our users, our customers, and our company. It facilitates rapid and efficient developer adoption, particularly by empowering individual developers to download and use our software without payment, registration, or the friction of a formal sales interaction. Our use of open source licensing fosters a vibrant developer community around our products and solutions, which drives adoption of our products and increased interaction among users. Further, this approach enables community review of our code and products, which allows us to improve the reliability and security of our software.

We generate revenue primarily from sales of subscriptions for our software. We offer various subscription tiers that provide different levels of access to paid proprietary features and support. We do not sell support separately. Our subscription agreements for self-managed deployments typically have terms of one to three years and we bill for them annually in advance. Elastic Cloud customers may purchase subscriptions either on a month-to-month basis or on a committed contract of at least one year in duration. Subscriptions accounted for 91%, 93% and 90% of total revenue in the years ended April 30, 2019, 2018 and 2017, respectively. We also generate revenue from consulting and training services.

•

We had over 8,100 customers, over 5,000 customers and over 2,800 customers as of April 30, 2019, 2018, and 2017, respectively. We define a customer as an entity that generated revenue in the quarter ending on the measurement date from an annual or month-to-month subscription. All affiliated entities are typically counted as a single customer. The annual contract value, or ACV of a customer’s commitments is calculated based on the terms of that customer’s subscriptions, and represents the total committed annual subscription amount as of the measurement date. Month-to-month subscriptions are not included in the calculation of ACV. The number of customers who represented greater than $100,000 in ACV was over 440, over 275, and over 150 as of April 30, 2019, 2018 and 2017, respectively.

We engage in various sales and marketing efforts to extend our open source distribution model. We employ multi-touch marketing campaigns to nurture our users and customers and keep them engaged after they download our software. Additionally, we maintain direct sales efforts focused on users and customers who have adopted our software, as well as departmental decision-makers and senior executives who have broad purchasing power in their organizations. Our sales teams are primarily segmented by geographies and secondarily by the employee count of our customers. They focus on both initial conversion of users into customers and additional sales to existing customers. In addition to our direct sales efforts, we also maintain partnerships to further extend our reach and awareness of our products around the world.

We continue to make substantial investments in developing the Elastic Stack and the solutions we address and expanding our global sales and marketing footprint. With a distributed team spanning over 35 countries, we are able to recruit, hire, and retain high-quality, experienced developers, tech leads, product managers and sales personnel and operate at a rapid pace to drive product releases, fix bugs, and create and market new products. We had 1,442 employees as of April 30, 2019.

We have experienced significant growth, with revenue increasing to $271.7 million in the year ended April 30, 2019 from $159.9 million in the year ended April 30, 2018 and $88.2 million in the year ended April 30, 2017, representing year-over-year growth of 70% for the year ended April 30, 2019 and 81% for the year ended April 30, 2018. In the year ended April 30, 2019, revenue from outside the United States accounted for 43% of our total revenue. For our non-U.S. operations, the majority of our revenue and expenses are denominated in currencies such as the Euro and British Pound Sterling. No customer represented more than 10% of our revenue in the years ended April 30, 2019, 2018 or 2017. We have not been profitable to date. In the years ended April 30, 2019, 2018 and 2017, we incurred net losses of $102.3 million, $52.7 million and $52.0 million, respectively, and our net cash used in operating activities was $23.9 million, $20.8 million and $16.1 million, respectively. We have experienced losses in each year since our incorporation and as of April 30, 2019, had an accumulated deficit of $317.1 million. We expect we will continue to incur net losses for the foreseeable future. There can be no assurance as to when we may become profitable.

Initial Public Offering

In October 2018, we completed our IPO in which we issued and sold 8,050,000 ordinary shares at an offering price of $36.00 per share, including 1,050,000 ordinary shares pursuant to the exercise in full of the underwriters’ option to purchase additional shares. We received net proceeds of $263.8 million, after deducting underwriting discounts and commissions of $20.3 million and offering expenses of $5.7 million. Immediately prior to the closing of the IPO, all 28,939,466 shares of our then-outstanding redeemable convertible preference shares automatically converted into 28,939,466 ordinary shares at their respective conversion ratios and we reclassified $200.6 million from temporary equity to additional paid-in capital and $0.3 million to ordinary shares on our consolidated balance sheet.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Growing the Elastic community.    Our open source strategy consists of providing a combination of open source, free proprietary and paid proprietary software and fostering a community of users and developers. Our strategy is designed to pursue what we believe to be significant untapped potential for the use of our technology. After developers begin to use our software and start to participate in our developer community, they become more likely to apply our technology to additional use cases and evangelize our technology within their organizations. This reduces the time required for our sales force to educate potential leads on our solutions, increasing their efficiency and shortening the sales process. In order to capitalize on our opportunity, we intend to make further investments to keep the Elastic Stack accessible and well known to software developers around the world. We intend to continue to invest in our products and support and engage our user base and developer community through content, events, and conferences in the U.S. and internationally. Our results of operations may fluctuate as we make these investments.

Developing new features and solutions to expand the use cases to which the Elastic Stack can be applied.    The Elastic Stack is applied to various use cases both directly by developers and through the solutions we offer. Our revenue is derived primarily from subscriptions of the Elastic Stack and our solutions. We believe that releasing additional open source and proprietary features of the Elastic Stack and additional solutions on top of the stack drives usage of our products and ultimately drives our growth. To that end, we plan to continue to invest in building new features and solutions that expand the capabilities of the Elastic Stack and make it easier to apply to additional use cases. These investments may adversely affect our operating results prior to generating benefits, to the extent that they ultimately generate benefits at all.

Growing our customer base by converting users of our software to paid subscribers.    Our financial performance depends on growing our paid customer base by converting free users of our software into paid subscribers. Our open source distribution model has resulted in rapid adoption by developers around the world. We have invested, and expect to continue to invest, heavily in sales and marketing efforts to convert additional free users to paid subscribers. Our investment in sales and marketing is significant given our large and diverse user base. The investments are likely to occur in advance of the anticipated benefits resulting from such investments, such that they may adversely affect our operating results in the near term.

Expanding within our current customer base.    Our future growth and profitability depend on our ability to drive additional sales to existing customers. Customers often expand the use of our software within their organizations by increasing the number of developers using our products, increasing the utilization of our products for a particular use case, and expanding use of our products to additional use cases. We focus some of our direct sales efforts on encouraging these types of expansion within our customer base.

An indication of how our customer relationships have expanded over time is through our Net Expansion Rate, which is based upon trends in the ACV of customers that have entered into annual subscription agreements. To calculate an expansion rate as of the end of a given month, we start with the ACV from all such customers as of twelve months prior to that month end (“Prior Period Value”). We then calculate the ACV from these same customers as of the given month end (“Current Period Value”), which includes any growth in the value of their subscriptions and is net of contraction or attrition over the prior twelve months. We then divide the Current Period Value by the Prior Period

Value to arrive at an expansion rate. The “Net Expansion Rate” at the end of any period is the weighted average of the expansion rates as of the end of each of the trailing twelve months. We believe that our Net Expansion Rate provides useful information about the evolution of our business’ existing customers. The Net Expansion Rate includes the dollar-weighted value of our subscriptions that expand, renew, contract, or attrit. For instance, if each customer had a one-year subscription and renewed its subscription for the exact same amount, then the Net Expansion Rate would be 100%. Customers who reduced their annual subscription dollar value (contraction) or did not renew their annual subscription (attrition) would adversely affect the Net Expansion Rate. Our Net Expansion Rate was over 130% at the end of each of our last ten fiscal quarters.

As large organizations expand their use of the Elastic Stack across multiple use cases, projects, divisions and users, they often begin to require centralized provisioning, management and monitoring across multiple deployments. To satisfy these requirements, we offer Elastic Cloud Enterprise, a proprietary product. We will continue to focus some of our direct sales efforts on driving adoption of our Elastic Cloud Enterprise offering.

Increasing adoption of Elastic Cloud.    Elastic Cloud, our family of SaaS products that includes Elasticsearch Service, Site Search Service, and App Search Service, is an important growth opportunity for our business. Organizations are increasingly looking for SaaS deployment alternatives with reduced administrative burdens. In some cases, open source users that have been self-managing deployments of the Elastic Stack subsequently become paying subscribers of Elastic Cloud. In the years ended April 30, 2019, 2018 and 2017, Elastic Cloud contributed 17%, 16% and 11% of our total revenue, respectively. We believe that offering a SaaS deployment alternative is important for achieving our long-term growth potential, and we expect Elastic Cloud’s contribution to our subscription revenue to increase over time. However, an increase in the relative contribution of Elastic Cloud to our business could adversely impact our gross margin as a result of the associated hosting and managing costs.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our financial performance and liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, operating results or future outlook.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense, employer payroll taxes on employee stock transactions, and amortization of acquired intangible assets. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Gross profit	$193,643	$119,195	$68,332
Stock-based compensation expense	4,591	1,028	366
Employer payroll taxes on employee stock transactions	38	—	—
Amortization of acquired intangibles	2,808	1,908	459

Non-GAAP gross profit	$201,080	$122,131	$69,157

Gross margin	71%	75%	77%
Non-GAAP gross margin (non-GAAP gross profit as a percentage of revenue)	74%	76%	78%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, respectively, excluding stock-based compensation expense, employer payroll taxes on employee stock transactions, amortization of acquired intangible assets, and acquisition-related expenses. We believe non-GAAP operating loss and non-GAAP operating margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Operating loss	$(101,356)	$(47,994)	$(47,172)
Stock-based compensation expense	39,942	12,742	18,886
Employer payroll taxes on employee stock transactions	1,814	—	—
Amortization of acquired intangibles	2,956	2,027	529
Acquisition-related expenses	948	1,263	235

Non-GAAP loss from operations	$(55,696)	$(31,962)	$(27,522)

Operating margin	(37)%	(30)%	(53))%
Non-GAAP operating margin (non-GAAP loss from operations as a percentage of revenue)	(21)%	(20)%	(31)%

Free Cash Flow and Free Cash Flow Margin

Free cash flow is a non-GAAP financial measure that we define as net cash (used in) provided by operating activities less purchases of property and equipment. Free cash flow margin is calculated as free cash flow divided by total revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and selectively pursuing acquisitions and strategic investments. We further believe that historical and future trends in free cash flow and free cash flow margin, even if negative, provide useful information about the amount of cash generated (or consumed) by our operating activities that is available (or not available) to be used for strategic initiatives. For example, if free cash flow is negative, we may need to access cash reserves or other sources of capital to invest in strategic initiatives. One limitation of free cash flow and free cash flow margin is that they do not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

The following table presents our cash flows for the periods presented and a reconciliation of free cash flow and free cash flow margin to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Net cash used in operating activities	$(23,937)	$(20,819)	$(16,107)
Less: Purchases of property and equipment	(3,447)	(2,968)	(843)
Free cash flow	$(27,384)	$(23,787)	$(16,950)
Net cash (used in) provided by investing activities	$(8,283)	$8,330	$(20,331)

Net cash provided by financing activities	$281,788	$3,427	$59,761

Net cash used in operating activities (as a percentage of total revenue)	(9)%	(13)%	(18)%
Less: Purchases of property and equipment (as a percentage of total revenue)	(1)%	(2)%	(1)%

Free cash flow margin	(10)%	(15)%	(19)%

Calculated Billings

We define calculated billings as total revenue plus the increase in total deferred revenue as presented on or derived from our consolidated statements of cash flows less the (increase) decrease in total unbilled accounts receivable in a given period. For annual contracts, we generally invoice customers at the time of entering into the contract. For multi-year contracts, we generally invoice customers for the first year at the time of entering into the contract, and then annually prior to each anniversary of the contract start date. Some Elastic Cloud customers purchase subscriptions on a month-to-month basis, which are usually invoiced monthly in arrears. Training and consulting services are invoiced either at the time of contract or at the time of delivery, based on the arrangement with the customer. Our management uses calculated billings to understand and evaluate our near term cash flows and operating results.

The following table presents our calculated billings for the periods presented and a reconciliation of calculated billings to total revenue, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Total revenue	$271,653	$159,935	$88,177
Add: Increase in total deferred revenue	71,876	45,814	26,951
Less: Increase in unbilled accounts receivable	(571)	(25)	(558)

Calculated billings	$342,958	$205,724	$114,570

Components of Results of Operations

Revenue

Subscription.    Our revenue is primarily generated through the sale of time-based subscriptions to software which is either self-managed by the user or hosted and managed by us in the cloud. Subscriptions provide access to paid proprietary software features and access to support for our paid and unpaid software.

A portion of the revenue from self-managed subscriptions is generally recognized up-front at the point in time when the license is delivered. This revenue is presented as License – self-managed in our consolidated statements of operations. The remainder of revenue from self-managed subscriptions, and revenue from subscriptions that require access to the cloud or that are hosted and managed by us in the cloud, is recognized ratably over the subscription term and is presented within Subscription – self-managed and SaaS in our consolidated statements of operations.

Professional services.    Professional services revenue comprises consulting services as well as public and private training. Professional services revenue is typically recognized at the point in time the services are delivered.

Cost of Revenue

Subscription.    Cost of license – self-managed consists of amortization of certain intangible assets. Cost of subscription – self-managed and SaaS consists primarily of personnel and related costs for employees associated with supporting our subscription arrangements, certain third-party expenses, and amortization of certain intangible and other assets. Personnel and related costs, or personnel costs, comprise cash compensation, benefits and stock-based compensation to employees, costs of third-party contractors, and allocated overhead costs. Third-party expenses consist of cloud infrastructure costs and other expenses directly associated with our customer support. We expect our cost of subscription – self-managed and SaaS to increase in absolute dollars as our subscription revenue increases.

Professional services.    Cost of professional services revenue consists primarily of personnel costs directly associated with delivery of training, implementation and other professional services, costs of third-party contractors, facility rental charges and allocated overhead costs. We expect our cost of professional services revenue to increase in absolute dollars as we invest in our business and as professional services revenue increases.

Gross profit and gross margin.    Gross profit represents revenue less cost of revenue. Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the timing of our acquisition of new customers and our renewals with existing customers, the average sales price of our subscriptions and professional services, the amount of our revenue represented by hosted services, the mix of subscriptions sold, the mix of revenue between subscriptions and professional services, the mix of professional services between consulting and training, transaction volume growth and support case volume growth. We expect our gross margin to fluctuate over time depending on the factors described above. We expect our revenue from Elastic Cloud to increase as a percentage of total revenue, which could adversely impact our gross margin as a result of the associated hosting and managing costs.

Operating Expenses

Research and development.    Research and development expense mainly consists of personnel costs and allocated overhead costs for employees and contractors. We expect our research and development expense to increase in absolute dollars for the foreseeable future as we continue to develop new technology and invest further in our existing products.

Sales and marketing.    Sales and marketing expense mainly consists of personnel costs, commissions, allocated overhead costs and costs related to marketing programs and user events. Marketing programs consist of advertising, events, brand-building and customer acquisition and retention activities. We expect our sales and marketing expense to increase in absolute dollars as we expand our salesforce and increase our investments in marketing resources. We capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are related to the acquisition of customer contracts. Sales commissions costs are amortized over the period that the performance obligation they relate to are satisfied. These performance obligations primarily relate to our subscription contracts, which are typically sold for a one to three year duration.

General and administrative.    General and administrative expense mainly consists of personnel costs for our management, finance, legal, human resources, and other administrative employees. Our general and administrative expense also includes professional fees, accounting fees, audit fees, tax services and legal fees, as well as insurance, allocated overhead costs, and other corporate expenses. We expect our general and administrative expense to increase in absolute dollars as we increase the size of our general and administrative functions to support the growth of our business. We also anticipate that we will continue to incur additional costs for employees and third-party consulting services related to operating as a public company.

Other Income (Expense), Net

Other income (expense), net primarily consists of gains and losses from transactions denominated in a currency other than the functional currency and interest income (expense).

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to the Netherlands, U.S. federal, state and foreign jurisdictions in which we conduct business. Our effective tax rate is affected by recurring items, such as tax rates in jurisdictions outside the Netherlands and the relative amounts of income we earn in those jurisdictions. In addition, non-deductible stock-based compensation and changes in our valuation allowance had the most significant impact on the difference between the statutory Dutch tax rate and our effective tax rate.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our total revenue.

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Revenue
License – self-managed	$39,474	$25,759	$14,503
Subscription – self-managed and SaaS	208,780	123,623	65,243

Total subscription revenue	248,254	149,382	79,746
Professional services	23,399	10,553	8,431

Total revenue	271,653	159,935	88,177

Cost of revenue (1)(2)(3)
Cost of license – self-managed	387	387	55
Cost of subscription – self-managed and SaaS	53,560	27,920	13,161

Total cost of revenue – subscription	53,947	28,307	13,216
Cost of professional services	24,063	12,433	6,629

Total cost of revenue	78,010	40,740	19,845

Gross profit	193,643	119,195	68,332

Operating expenses (1)(2)(3)(4)
Research and development	101,167	55,641	32,601
Sales and marketing	147,296	82,606	56,612
General and administrative	46,536	28,942	26,291

Total operating expenses	294,999	167,189	115,504

Operating loss (1)(2)(3)(4)	(101,356)	(47,994)	(47,172)
Other income (expense), net	3,441	(1,357)	(583)

Loss before income taxes	(97,915)	(49,351)	(47,755)
Provision for income taxes	4,388	3,376	4,213

Net loss	$(102,303)	$(52,727)	$(51,968)

(1)	Includes stock-based compensation expense as follows:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Cost of revenue
Cost of subscription – self managed and SaaS	$3,383	$699	$268
Cost of professional services	1,208	329	98
Research and development	16,100	5,045	3,302
Sales and marketing	11,996	3,560	3,420
General and administrative	7,255	3,109	11,798

Total stock-based compensation expense	$39,942	$12,742	$18,886

(2)	Includes employer payroll taxes on employee stock transactions as follows (information for years prior to fiscal year 2019 is not meaningful):

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Cost of revenue
Cost of subscription – self managed and SaaS	$28	$—	$—
Cost of professional services	10	—	—
Research and development	939	—	—
Sales and marketing	747	—	—
General and administrative	90	—	—

Total employer payroll tax on stock transactions	$1,814	$—	$—

(3)	Includes amortization of acquired intangibles as follows:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Cost of revenue
Cost of license – self-managed	$387	$387	$55
Cost of subscription – self-managed and SaaS	2,421	1,521	404
Sales and marketing	148	119	70

Total amortization of acquired intangibles	$2,956	$2,027	$529

(4)	Includes acquisition-related expenses as follows:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Research and development	$689	$655	$—
General and administrative	259	608	235

Total acquisition-related expenses	$948	$1,263	$235

	Year Ended April 30,
	2019	2018	2017
Revenue
License – self-managed	14%	16%	16%
Subscription – self-managed and SaaS	77%	77%	74%

Total subscription revenue	91%	93%	90%
Professional services	9%	7%	10%

Total revenue	100%	100%	100%

Cost of revenue
Cost of license – self-managed	0%	0%	0%
Cost of subscription – self-managed and SaaS	20%	17%	15%

Total cost of revenue – subscription	20%	17%	15%
Cost of professional services	9%	8%	8%

Total cost of revenue	29%	25%	23%

Gross profit	71%	75%	77%

Operating expenses
Research and development	37%	35%	37%
Sales and marketing	54%	52%	63%
General and administrative	17%	18%	30%

Total operating expenses	108%	105%	130%

Operating loss	(37)%	(30)%	(53)%
Other income (expense), net	1%	(1)%	(1)%

Loss before income taxes	(36)%	(31)%	(54)%
Provision for income taxes	2%	2%	5%

Net loss	(38)%	(33)%	(59)%

Comparison of Fiscal Years Ended April 30, 2019 and 2018

Revenue

	Year Ended April 30,		Change
	2019	2018	$	%
	(in thousands)
Revenue
License – self-managed	$39,474	$25,759	$13,715	53%

Subscription – self-managed and SaaS	208,780	123,623	85,157	69%

Total subscription revenue	248,254	149,382	98,872	66%

Professional services	23,399	10,553	12,846	122%

Total revenue	$271,653	$159,935	$111,718	70%

Total revenue increased by $111.7 million, or 70%, in the year ended April 30, 2019 compared to the prior year.

Total subscription revenue increased $98.9 million, or 66%, in the year ended April 30, 2019 compared to the prior year. Approximately 25% of the increase was due to sales to new customers added during the year ended April 30, 2019, and the remaining increase resulted from an increase in sales to existing customers.

Professional services revenue increased by $12.8 million, or 122%, in the year ended April 30, 2019 compared to the prior year. The increase in professional services revenue was attributable to increased adoption of our professional services offerings.

Cost of Revenue and Gross Margin

	Year Ended April 30,		Change
	2019	2018	$	%
	(in thousands)
Cost of revenue
Cost of license – self-managed	$387	$387	$—
Cost of subscription – self-managed and SaaS	53,560	27,920	25,640	92%

Total cost of revenue – subscription	53,947	28,307	25,640	91%

Cost of professional services	24,063	12,433	11,630	94%

Total cost of revenue	$78,010	$40,740	$37,270	91%

Gross profit	$193,643	$119,195	$74,448	62%

Gross margin:
License – self-managed	99%	98%
Subscriptions – self-managed and SaaS	74%	77%
Total subscription margin	78%	81%
Professional services	(3)%		(18)%
Total gross margin	71%	75%

Total cost of subscription revenue increased by $25.6 million, or 91%, in the year ended April 30, 2019 compared to the prior year. This increase was primarily due to an increase of $12.9 million in cloud infrastructure costs and increases of $9.4 million in personnel and related charges together with $1.0 million in software and equipment expense from growth in headcount in our support organization.

In addition, amortization of acquired intangible assets increased $0.9 million. Stock-based compensation expense, included within personnel and related costs, increased by $2.7 million.

Total subscription margin decreased to 78% in the year ended April 30, 2019 from 81% in the prior year. This decrease is due to growth and related investment in our SaaS offerings which incur costs related to cloud infrastructure and the increased costs associated with scaling our support organization.

Cost of professional services revenue increased by $11.6 million, or 94%, in the year ended April 30, 2019 compared to the prior year. This increase was primarily due to an increase of $6.9 million in personnel and related costs and an increase of $1.1 million in travel expenses driven by an increase in headcount in our consulting and training organizations. In addition, subcontractor costs increased by $1.8 million to supplement our internal resources providing services to our customers and charges for training facility rentals increased by $0.9 million. Stock-based compensation expense, included within personnel and related costs, increased by $0.9 million.

Gross margin for professional services revenue was (3)% in the year ended April 30, 2019 compared to (18)% for the prior year. Historically, our professional services offerings have primarily consisted of training, however we have recently experienced increased demand for consulting services. In the year ended April 30, 2019, we have invested in headcount for our professional services organization that we believe will be needed as we continue to grow. Our gross margin for professional services may fluctuate or decline in the near term as we seek to expand our professional services business.

Operating Expenses

Research and development

	Year Ended April 30,		Change
	2019	2018	$	%
	(in thousands)
Research and development	$101,167	$55,641	$45,526	82%

Research and development expense increased by $45.5 million, or 82%, in the year ended April 30, 2019 compared to the prior year as we continued to invest in the development of new and existing offerings. Personnel and related costs increased by $35.6 million and software and equipment expense increased by $1.8 million, primarily as a result of growth in headcount. In addition, cloud infrastructure costs related to our research and development activities increased $4.7 million. Stock-based compensation expense, included within personnel and related costs, increased by $11.1 million.

Sales and marketing

	Year Ended April 30,		Change
	2019	2018	$	%
	(in thousands)
Sales and marketing	$147,296	$82,606	$64,690	78%

Sales and marketing expense increased by $64.7 million, or 78%, in the year ended April 30, 2019 compared to the prior year. This increase was primarily due to an increase of $51.4 million in personnel and related costs as we continue to increase our sales and marketing headcount as well as an increase of $9.4 million in commissions expense related to the amortization of contract acquisition costs, together with an increase of $8.4 million in stock-based compensation expense. The increased headcount also resulted in an increase of $4.9 million in travel expenses and $3.7 million in software and equipment expense. In addition, marketing expenses increased $3.3 million primarily due to our expanded user conference program in year ended April 30, 2019.

General and administrative

	Year Ended April 30,		Change
	2019	2018	$	%
	(in thousands)
General and administrative	$46,536	$28,942	$17,594	61%

General and administrative expense increased by $17.6 million, or 61%, in the year ended April 30, 2019 compared to the prior year. As a result of our continued investment in headcount, personnel and related costs increased by $14.9 million and travel expense increased $2.3 million. Legal and professional advisory expenses increased by $1.6 million as we invested in transitioning to a public company environment as well as due to our continued increase in international expansion. These increases were partially offset by a decrease in bad debt expense of $0.8 million. Stock-based compensation expense, included within personnel and related costs, increased by $4.1 million year over year.

Other Income (Expense), Net

	Year Ended April 30,		Change
	2019	2018	$	%
	(in thousands)
Other income (expense), net	$3,441	(1,357)	$4,798	NM

NM – Not meaningful

Other income was $3.4 million for the year ended April 30, 2019 compared to other expense of $1.4 million in the prior year. This increase was primarily due to a $3.4 million increase in interest income on money market funds as a result of proceeds generated from our IPO, a net increase of $1.1 million in realized gain from foreign currency fluctuations and an increase of $0.3 million in miscellaneous income.

Provision for Income Taxes

	Year Ended April 30,		Change
	2019	2018	$	%
	(in thousands)
Provision for income taxes	4,388	3,376	1,012	30%

The provision for income taxes increased by $1.0 million, or 30%, for the year ended April 30, 2019 compared to the prior year. The increase in tax expense is primarily due to the establishment of a valuation allowance for deferred tax assets in the United States and United Kingdom as well as additional expense due to enacted legislation in the Netherlands, offset by a tax benefit for stock-based compensation. Our effective tax rate was (4)% and (7)% of our net loss before taxes for the year ended April 30, 2019 and 2018, respectively.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our total revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this Form S-4, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this Form S-4.

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
	(in thousands, except per share data)
Revenue
License – self-managed	$12,624	$9,406	$10,204	$7,240	$8,839	$5,815	$6,456	$4,649
Subscription – self-managed and SaaS	60,999	55,180	48,232	44,369	37,337	33,218	28,326	24,742

Total subscription revenue	73,623	64,586	58,436	51,609	46,176	39,033	34,782	29,391
Professional services	6,976	6,249	5,139	5,035	3,396	2,648	2,256	2,253

Total revenue	80,599	70,835	63,575	56,644	49,572	41,681	37,038	31,644

Cost of revenue (1)(2)(3)
Cost of license – self-managed	97	96	97	97	97	96	97	97
Cost of subscription – self-managed and SaaS	16,548	13,941	12,870	10,201	9,302	7,382	6,254	4,982

Total cost of revenue – subscription	16,645	14,037	12,967	10,298	9,399	7,478	6,351	5,079
Cost of professional services	6,797	6,387	5,620	5,259	4,201	3,288	2,609	2,335

Total cost of revenue	23,442	20,424	18,587	15,557	13,600	10,766	8,960	7,414

Gross profit	57,157	50,411	44,988	41,087	35,972	30,915	28,078	24,230

Operating expenses(1)(2)(3)(4)
Research and development	31,004	25,850	25,332	18,981	17,543	15,092	12,182	10,824
Sales and marketing	45,044	37,196	34,634	30,422	27,927	20,727	16,905	17,047
General and administrative	13,194	11,151	12,092	10,099	9,737	7,555	6,117	5,533

Total operating expenses	89,242	74,197	72,058	59,502	55,207	43,374	35,204	33,404

Operating loss(1)(2)(3)(4)	(32,085)	(23,786)	(27,070)	(18,415)	(19,235)	(12,459)	(7,126)	(9,174)
Other income (expense), net	704	1,877	264	596	(544)	(175)	86	(724)

Loss before income taxes	(31,381)	(21,909)	(26,806)	(17,819)	(19,779)	(12,634)	(7,040)	(9,898)
Provision for (benefit from) income taxes	3,454	(558)	733	759	1,624	696	987	69

Net loss	$(34,835)	$(21,351)	$(27,539)	$(18,578)	$(21,403)	$(13,330)	$(8,027)	$(9,967)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.48)	$(0.30)	$(0.63)	$(0.56)	$(0.66)	$(0.41)	$(0.25)	$(0.32)
Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	72,307,990	70,725,336	43,978,770	32,978,163	32,638,830	32,392,894	31,684,020	31,439,156

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
	(in thousands, except per share data)
Cost of revenue
Cost of subscription – self managed and SaaS	$1,195	$1,095	$680	$413	$253	$191	$136	$119
Cost of professional services	440	364	227	177	120	97	70	42
Research and development	4,714	4,604	4,685	2,097	1,618	1,352	1,092	983
Sales and marketing	3,911	3,471	2,762	1,852	1,112	960	756	732
General and administrative	1,667	1,577	2,885	1,126	1,061	954	716	378

Total stock-based compensation expense	$11,927	$11,111	$11,239	$5,665	$4,164	$3,554	$2,770	$2,254

(2)	Includes employer payroll taxes on employee stock transactions as follows (information for periods prior to three months ended April 30, 2019 is not meaningful):

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Cost of revenue
Cost of subscription – self managed and SaaS	$28	$—	$—	$—	$—	$—	$—	$—
Cost of professional services	10	—	—	—	—	—	—	—
Research and development	939	—	—	—	—	—	—	—
Sales and marketing	747	—	—	—	—	—	—	—
General and administrative	90	—	—	—	—	—	—	—

Total stock – based compensation expense	$1,814	$—	$—	$—	$—	$—	$—	$—

(3) Includes amortization of acquired intangibles as follows:
	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Cost of revenue
Cost of license – self – managed	$97	$96	$97	$97	$97	$96	$97	$97
Cost of subscription – self – managed and SaaS	570	638	637	576	554	554	216	197
Sales and marketing	$33	38	40	37	37	38	22	22

Total amortization of acquired intangibles	$700	$772	$774	$710	$688	$688	$335	$316

(4) Includes acquisition – related expenses as follows:
	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Research and development	$168	$173	$174	$174	$167	$174	$174	$140
General and administrative	—	—	53	206	—	—	303	305

Total acquisition – related expenses	$168	$173	$227	$380	$167	$174	$477	$445

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue:

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Revenue
License – self-managed	15%	13%	16%	13%	18%	14%	17%	15%
Subscription – self-managed and SaaS	76%	78%	76%	78%	75%	80%	77%	78%

Total subscription revenue	91%	91%	92%	91%	93%	94%	94%	93%
Professional services	9%	9%	8%	9%	7%	6%	6%	7%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue(1)(2)(3)
Cost of license – self-managed	0%	0%	0%	0%	0%	0%	0%	0%
Cost of subscription – self-managed and SaaS	21%	20%	20%	18%	19%	18%	17%	16%

Total cost of revenue -subscription	21%	20%	20%	18%	19%	18%	17%	16%

Cost of professional services	8%	9%	9%	9%	8%	8%	7%	7%

Total cost of revenue	29%	29%	29%	27%	27%	26%	24%	23%

Gross profit	71%	71%	71%	73%	73%	74%	76%	77%

Operating expenses(1)(2)(3)(4)
Research and development	39%	36%	40%	34%	36%	36%	33%	34%
Sales and marketing	56%	52%	54%	54%	56%	50%	46%	54%
General and administrative	16%	16%	19%	18%	20%	18%	16%	18%

Total operating expenses	111%	104%	113%	106%	112%	104%	95%	106%

Operating loss(1)(2)(3)(4)	(40)%	(33)%	(42)%	(33)%	(39)%	(30)%	(19)%	(29)%
Other income (expense), net	1%	2%	0%	1%	(1)%	0%	0%	(2)%

Loss before income taxes	(39)%	(31)%	(42)%	(32)%	(40)%	(30)%	(19)%	(31)%
Provision for (benefit from) income taxes	4%	(1)%	1%	1%	3%	2%	3%	0%

Net loss	(43)%	(30)%	(43)%	(33)%	(43)%	(32)%	(22)%	(31)%

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Cost of revenue
Cost of subscription – self managed and SaaS	1%	2%	1%	1%	1%	1%	0%	1%
Cost of professional services	1%	0%	0%	0%	0%	0%	0%	0%
Research and development	6%	7%	8%	4%	3%	3%	3%	3%
Sales and marketing	5%	5%	4%	3%	2%	3%	2%	2%
General and administrative	2%	2%	5%	2%	2%	2%	2%	1%

Total stock-based compensation expense	15%	16%	18%	10%	8%	9%	7%	7%

(2)	Includes employer payroll taxes on employee stock transactions as follows )information for periods prior to three months ended April 30, 2019 is not meaningful):

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Cost of revenue
Cost of subscription – self	0%	0%	0%	0%	0%	0%	0%	0%
managed and SaaS	0%	0%	0%	0%	0%	0%	0%	0%
Cost of professional services	1%	0%	0%	0%	0%	0%	0%	0%
Research and Development	1%	0%	0%	0%	0%	0%	0%	0%
General and administrative	0%	0%	0%	0%	0%	0%	0%	0%

Total stock-based comprehensive expense	2%	0%	0%	0%	0%	0%	0%	0%

(3)	Includes amortization of acquired intangibles as follows:

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Cost of revenue
Cost of license – self-managed	0%	0%	0%	0%	0%	0%	0%	0%
Cost of subscription – self-managed and SaaS	1%	1%	1%	1%	1%	2%	1%	1%
Sales and marketing	0%	0%	0%	0%	0%	0%	0%	0%

Total amortization of acquired intangibles	1%	1%	1%	1%	1%	2%	1%	1%

(4) Includes acquisition-related expenses as follows:

	Three Months Ended
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017	July 31, 2017
Research and development	0%	0%	0%	0%	0%	0%	0%	0%
General and administrative	0%	0%	0%	1%	0%	0%	1%	1%

Total acquisition-related expenses	0%	0%	0%	1%	0%	0%	1%	1%

Quarterly Trends in Revenue and Expense

Our quarterly total subscription revenue increased sequentially in each of the periods presented due to the expansion of our existing customer subscription footprint and an increase in the number of new customers. Revenue trends are impacted by seasonality in our sales cycle which generally reflects a trend to greater revenue in our second and fourth quarters and lower revenue in our first and third quarters, though we believe this trend has been somewhat masked by our overall revenue growth. Because we generally invoice annually in advance for subscription agreements at least one year in duration, but we recognize the majority of the revenue ratably over the term of those agreements, a substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to subscriptions invoiced during previous periods. Consequently, increases or decreases in subscriptions in any one period typically will not be fully reflected in our revenue for that period and will positively or negatively affect our revenue in future periods. Accordingly, the effect of downturns in sales and market acceptance of our products may not be fully reflected in our results of operations until future periods. The increase in professional services revenue in the second half of the year ended April 30, 2018 and through the year ended April 30, 2019 was a result of an increase in standalone consulting and training services due to increased adoption of our offerings.

Our cost of revenue increased sequentially in each of the quarters presented, primarily driven by expanded adoption of Elastic Cloud by existing and new customers, which resulted in increased hosting costs, as well as growth in personnel costs as we grew our support team.

Our total gross margin remained relatively flat during the first half of the year ended April 30, 2018. The slight decline in gross margin in the second half of the year ended April 30, 2018 and through the year ended April 30, 2019 was a result of changing mix between self-managed and Elastic Cloud subscriptions and an increase in investment in our consulting organization. We expect our revenue from Elastic Cloud to increase as a percentage of total revenue, which may adversely impact our gross margin as a result of the associated hosting costs.

Our research and development and general and administrative expenses generally increased sequentially over the periods presented as we grew the associated headcount and other costs. Prior to the year ended April 30, 2019, we have seen seasonality in sales and marketing costs associated with the timing of our largest user conference, Elastic{ON}, which we have held in the fourth quarter. Beginning in the year ended April 30, 2019, we held regional Elastic{ON} events throughout the year, thereby spreading the costs more evenly over the course of the year.

We are subject to income taxes in the Netherlands, the United States, and numerous other jurisdictions. Our tax expense fluctuates between quarters primarily as a result of seasonally higher earnings in the second and fourth quarters and due to the impact of tax rates in foreign jurisdictions, and the relative amounts of income we earn in those jurisdictions.

Liquidity and Capital Resources

As of April 30, 2019, we had cash and cash equivalents and restricted cash of $298.0 million and $2.3 million, respectively, and working capital of $226.1 million. Our restricted cash constitutes cash deposits with financial institutions in support of letters of credit in favor of landlords for non-cancelable lease agreements.

In October 2018, we completed our IPO in which we issued and sold 8,050,000 ordinary shares at an offering price of $36.00 per share, including 1,050,000 ordinary shares pursuant to the exercise in full of the underwriters’ option to purchase additional shares. We received net proceeds of $263.8 million, after deducting underwriting discounts and commissions of $20.3 million and offering expenses of $5.7 million. Previously, we financed our operations principally through private placements of our equity securities, as well as payments received from customers.

We have generated significant operating losses from our operations as reflected in our accumulated deficit of $317.1 million as of April 30, 2019. We have historically incurred, and expect to continue to incur, operating losses and generate negative cash flows from operations on an annual basis for the foreseeable future due to the investments we intend to make as described above, and as a result we may require additional capital resources to execute on our strategic initiatives to grow our business.

We believe that our existing cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary as a result of, and our future capital requirements, both near term and long-term, will depend on, many factors, including our growth rate, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the timing of new introductions of solutions or features, and the continuing market acceptance of our solutions and services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, operating results and financial condition would be adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended April 30,
	2019	2018	2017
	(in thousands)
Net cash used in operating activities	$(23,937)	$(20,819)	$(16,107)
Net cash (used in) provided by investing activities	$(8,283)	$8,330	$(20,331)
Net cash provided by financing activities	$281,788	$3,427	$59,761

Net Cash Used in Operating Activities

Net cash used in operating activities during the year ended April 30, 2019 was $23.9 million, which resulted from a net loss of $102.3 million adjusted for non-cash charges of $70.7 million and net cash inflow of $7.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $39.9 million for stock-based compensation expense, $21.4 million for amortization of deferred contract acquisition costs, $5.7 million of depreciation and intangible asset amortization expense and a $3.6 million decrease in deferred income taxes. The net cash inflow from changes in operating assets and liabilities was the result of a $71.9 million increase in deferred revenue due to higher billings and a net increase of $16.9 million in accounts payable, accrued expenses and accrued compensation and benefits due to growth in our business and higher headcount. These inflows were partially offset by an increase in deferred contract acquisition costs of $30.0 million as our sales commissions increased due to the addition of new customers and expansion of our existing customer subscriptions, a $29.8 million increase in accounts receivable due to higher billings and timing of collections from our customers and a $21.3 million increase in prepaid expenses and other assets primarily related to an increase in prepaid hosting costs and prepaid software subscription costs driven by the growth in our business.

Net cash used in operating activities during the year ended April 30, 2018 was $20.8 million, which resulted from a net loss of $52.7 million adjusted for non-cash charges of $30.2 million and net cash inflow of $1.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $12.7 million for stock-based compensation expense, $12.7 million for amortization of deferred contract acquisition costs, and $5.1 million of depreciation and intangible asset amortization expense which were partially offset by a $0.3 million increase in deferred income taxes. The net cash inflow from changes in operating assets and liabilities was the result of a $45.8 million increase in deferred revenue due to higher billings and a net increase of $13.4 million in accounts payable, accrued expenses and accrued compensation and benefits due to growth in our business and higher headcount. These inflows were partially offset by a $21.6 million increase in accounts receivable due to higher billings and timing of collections from our customers, an increase in deferred contract acquisition costs of $20.5 million as our sales commissions increased due to the addition of new customers and expansion of our existing customer subscriptions, and a $15.4 million increase in prepaid expenses and other assets primarily related to an increase in prepaid hosting costs and prepaid software subscription costs driven by the growth in our business.

Net cash used in operating activities during the year ended April 30, 2017 was $16.1 million, which resulted from a net loss of $52.0 million, adjusted for non-cash charges of $31.1 million and net cash inflow of $4.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $3.2 million for depreciation and amortization expense, $8.4 million for amortization of deferred contract acquisition costs, and $18.9 million for stock-based compensation expense and a $0.7 million decrease in deferred income taxes. The net cash inflow from changes in operating assets and liabilities was the result of a $27.0 million increase in deferred revenue and a net increase of $4.3 million in accounts payable, accrued expenses and other liabilities, and accrued compensation and benefits, partially offset by an $11.1 million increase in accounts receivable due to higher billings and timing of collections from our customers, an increase in deferred contract acquisition costs of $12.3 million as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions, and a $3.1 million increase in prepaid expenses and other assets.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities during the year ended April 30, 2019 of $8.3 million resulted from cash used for capital expenditures of $3.4 million, other investing activities of $2.9 million and business acquisitions, net of cash acquired, of $2.0 million.

Net cash provided by investing activities during the year ended April 30, 2018 of $8.3 million resulted from the maturity of short-term investments of $15.0 million, which was partially offset by cash used for business acquisitions, net of cash acquired, of $3.7 million and capital expenditures of $3.0 million.

Net cash used in investing activities during the year ended April 30, 2017 of $20.3 million resulted from the purchase of short-term investments of $15.0 million, cash used for a business acquisition, net of cash acquired, of $4.5 million, and net capital expenditures of $0.8 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities of $281.8 million during 2019 was due to net proceeds to us of $269.5 million, after deducting underwriting discounts and commissions of $20.3 million as a result of our IPO and $18.6 million in proceeds from the exercise of stock options. These were partially offset by $5.7 million of payment of offering costs, a repurchase of unvested early exercised options and $0.6 million of other financing payments.

Net cash provided by financing activities of $3.4 million during the year ended April 30, 2018 was due to $3.8 million of proceeds from the exercise of stock options, which was partially offset by $0.4 million of other financing payments.

Net cash provided by financing activities of $59.8 million during the year ended April 30, 2017 was due to $57.8 million in proceeds from issuance of Series D redeemable convertible preference shares, and $2.1 million in proceeds from the exercise of stock options offset in part by $0.1 million of other financing payments.

Off Balance Sheet Arrangements

As of April 30, 2019, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off balance sheet arrangements or other purposes.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under operating leases for office space and hosting infrastructure commitments. The following table summarizes our contractual obligations as of April 30, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease commitments(1)	$33,894	$6,455	$10,600	$9,819	$7,020
Hosting infrastructure commitments(2)	44,295	7,962	36,333	—	—
Other commitments(3)	90	90	—	—	—

Total contractual obligations	$78,279	$14,507	$46,933	$9,819	$7,020

(1)

Consists of future non-cancelable minimum rental payments under operating leases for our offices, excluding rent payments from our sub-tenants and variable operating expenses. Non-cancelable rent payments from our sub-tenants as of April 30, 2019 for the next five years are expected to be an aggregate of $0.1 million.

(2)

In December 2018, we entered into non-cancelable capacity commitments with a hosting infrastructure vendor for total minimum commitments of $17.0 million for calendar year 2019, $20.0 million for calendar year 2020 and $23.0 million for calendar year 2021. Furthermore, actual payments under these capacity commitments may be higher than the total minimum commitment depending on services used.

(3)	Consists of a note payable related to financing of our infrastructure.

In addition to the contractual obligations set forth above, as of April 30, 2019, we had $2.3 million in letters of credit outstanding in favor of certain landlords for office space. These letters of credit renew annually and expire on various dates through 2023.

The table above does not reflect obligations pursuant to cash-settled restricted stock units issued to certain employees. Refer to Note 11 to our consolidated financial statements included elsewhere in this Form S-4.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Purchase orders issued in the ordinary course of business are not included in the table above, as our purchase orders represent authorizations to purchase rather than binding agreements.

Critical Accounting Policies

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We prepare our financial statements in conformity with generally accepted accounting principles in the United States, or GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in Note 2 to our consolidated financial statements included elsewhere in this Form S-4. The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.

Revenue Recognition

We generate our revenue primarily from the sale of self-managed subscriptions (which include licenses for proprietary features, support, and maintenance) and SaaS subscriptions. We also generate revenue from professional services, which consist of consulting and training.

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The consolidated financial statements reflect our accounting for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, which we early adopted on May 1, 2017. We have presented the consolidated financial statements for the year ended April 30, 2017 as if ASC 606 had been effective for this period.

Under ASC 606, we recognize revenue when our customer obtains control of promised products or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each of our agreements, we perform the following steps:

(i)	identification of the contract with a customer;

We contract with customers through order forms, which in some cases are governed by master sales agreements. We determine that we have a contract with a customer when the order form has been approved, each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, we have determined the customer has the ability and intent to pay, and the contract has commercial substance. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, reputation, and financial or other information pertaining to the customer. At contract inception we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We have concluded that our contracts with customers do not contain warranties that give rise to a separate performance obligation.

(ii)	determination of whether the promised goods or services are performance obligations;

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

Our self-managed subscriptions include both an obligation to provide access to proprietary features in our software, as well as an obligation to provide support (on both open source and proprietary features) and maintenance. Our SaaS products provide access to hosted software as well as support, which we consider to be a single performance obligation.

Services-related performance obligations relate to the provision of consulting and training services. These services are distinct from subscriptions and do not result in significant customization of the software.

(iii)	measurement of the transaction price;

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We measure the transaction price with reference to the standalone selling price, or SSP of the various performance obligations inherent within a contract. The SSP is determined based on the prices at which we separately sell these products assuming the majority of these fall within a pricing range. In instances where SSP is not directly observable, such as when we do not sell the software license separately, we derive the SSP using information that may include market conditions and other observable inputs which can require significant judgment. There is typically more than one SSP for individual products and services due to the stratification of those products and services by quantity, term of the subscription, sales channel and other circumstances. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

(iv)	allocation of the transaction price to the performance obligations;

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation based on a relative SSP. If one of the performance obligations is outside of the SSP range, we allocate SSP considering the midpoint of the range. We also consider if there are any additional material rights inherent in a contract, and if so, we allocate a portion of the transaction price to such rights based on SSP.

(v)	recognition of revenue when we satisfy each performance obligation;

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Our self-managed subscriptions include both upfront revenue recognition when the license is delivered as well as revenue recognized ratably over the contract period for support and maintenance based on the stand-ready nature of these subscription elements. Revenue from our SaaS products is recognized ratably over the contract period when we satisfy the performance obligation.

Consulting services are time-based arrangements and revenue is recognized as these services are performed. Revenue from training services is recognized on the dates these services are complete.

We generate sales directly through our sales team and through our channel partners. Sales to channel partners are made at a discount and revenues are recorded at this discounted price once all the revenue recognition criteria above are met. To the extent that we offer rebates, incentives, or joint marketing funds to such channel partners, recorded revenues are reduced by this amount. Channel partners generally receive an order from an end-customer prior to placing an order with us. Payment from channel partners is not contingent on the partner’s collection from end-customers.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For annual contracts, we typically invoice customers at the time of entering into the contract. For multi-year agreements, we generally invoice customers on an annual basis prior to each anniversary of the contract start date. We record unbilled accounts receivable related to revenue recognized in excess of amounts invoiced as we have an unconditional right to invoice and receive payment in the future related to those fulfilled obligations. Contract liabilities consist of deferred revenue which is recognized over the contractual period.

Deferred Contract Acquisition Costs

Deferred contract acquisition costs represent costs that are incremental to the acquisition of customer contracts, which consist mainly of sales commissions and associated payroll taxes. We determine whether costs should be deferred based on sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract. Sales commissions for renewal of a contract are considered commensurate with the commissions paid for the acquisition of the initial contract given there is no substantive difference in commission rates.

Deferred contract acquisition costs are expensed commensurate with the recognition of revenue as performance obligations are satisfied. These performance obligations primarily relate to our subscription contracts which are typically sold for a one to three year duration. Amortization of deferred contract acquisition costs is recognized in sales and marketing expense in the consolidated statement of operations. We periodically review the carrying amount of deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. We did not recognize any impairment of deferred contract acquisition costs during the years ended April 30, 2019, 2018 and 2017.

Stock-Based Compensation Expense

Compensation expense related to stock-based awards granted to employees is calculated based on the fair value of such awards on the date of grant. We determine the grant date fair value of the awards using the Black-Scholes option-pricing model. The related stock-based compensation expense is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years.

Our use of the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the option, the expected volatility of the price of our ordinary shares, risk-free interest rates and the expected dividend yield of our ordinary shares. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

•	Fair value of ordinary shares. See “Ordinary Share Valuations” below.

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Expected term.    The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options. For option grants that are considered “plain vanilla,” the expected term was estimated using the simplified method. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the award.

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Expected volatility.    Since the Company has limited trading history of its ordinary shares, the expected volatility is derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

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Risk-free interest rate.    We base the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each expected term.

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Dividend yield.    The expected dividend assumption is based on our current expectations about our anticipated dividend policy. As we have no history of paying any dividends, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of our stock options:

	2019	2018	2017
Expected term (in years)	6.02 - 6.08	6.02 - 6.08	6.02 - 6.08
Expected stock price volatility	40.5% - 46.7%	40.7% - 44.1%	40.4% - 43.5%
Risk-free interest rate	2.4% - 3.1%	1.8% - 2.6%	1.3% - 2.2%
Dividend yield	0%	0%	0%

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may refine our estimation process, which could materially impact our future stock-based compensation expense.

Prior to our IPO, we also assessed the need to record stock-based compensation expense when certain of our affiliated shareholders purchased shares from our employees and founders in excess of fair value of such shares. We recognized any such excess value as stock-based compensation expense in our consolidated statements of operations. During the year ended April 30, 2017, we recorded $13.8 million in stock-based compensation expense from a secondary stock purchase transaction that was executed among certain of our employees, founders, and certain of our affiliated shareholders.

Ordinary Share Valuations

For valuations after the completion of the IPO, our board of directors determines the fair value of each share of underlying ordinary shares based on the closing price of our ordinary shares as reported on the date of the grant. Our ordinary shares are publicly traded and are therefore subject to potentially significant fluctuations in the market price. Increases and decreases in the market price of our ordinary shares will also increase and decrease the fair value of our stock-based awards granted in future periods.

Prior to the completion of our IPO, the fair value of the ordinary shares underlying our equity awards was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party valuation firms;

•	the prices, rights, preferences and privileges of our redeemable convertible preference shares relative to those of our ordinary shares;

•	the lack of marketability of our ordinary shares;

•	our actual and expected operating and financial performance;

•	current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies;

•	secondary stock transactions, including a secondary stock purchase transaction that included certain of our employees, founders and certain of our affiliated shareholders; and

•	U.S. and global capital markets conditions.

In valuing our ordinary shares, the fair value of our business, or enterprise value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for venture-backed early stage companies and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the company’s financial results to estimate the value of the subject company.

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The resulting equity value was then allocated to each class of stock using an option pricing methodology and Probability Weighted Expected Return Method, or PWERM. The option pricing method is based on a binomial lattice model, which allows for the identification for a range of possible future outcomes, each with an associated probability. The option pricing method is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an IPO, as well as non-IPO market based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield. We apply significant judgment in developing these assumptions and estimates, primarily based upon the enterprise value we determined using the income approach and market approach, our knowledge of the business and our reasonable expectations of discrete outcomes occurring. After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of ordinary shares. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited opportunities to sell this stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.

Our assessments of the fair value of ordinary shares for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the ordinary share value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Business Combinations, Goodwill and Intangible Assets

We allocate the fair value of purchase consideration in a business combination to tangible assets, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill. The allocation of the purchase consideration requires management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates can include, but are not limited to, future expected cash flows from acquired customers and acquired technology from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

We assess goodwill for impairment at least annually, in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. For the purposes of impairment testing, we have determined that we have one operating segment and one reporting unit. Our test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, we compare the fair value of our reporting unit to its carrying value. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value.

Acquired intangible assets are amortized over their estimated useful lives. We evaluate the recoverability of our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the intangible assets are expected to generate. If such review indicates that the carrying amount of our intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

Income Taxes

We are subject to income taxes in the Netherlands and numerous other jurisdictions including federal, state, and local jurisdictions in the United States and all other tax jurisdictions or countries in which we conduct business. Earnings from our non-Dutch activities are subject to local country income tax.

We follow the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. We assess whether it is more likely than not that some portion or all of the deferred tax assets will be realized. We record a valuation allowance to our deferred tax assets to the extent we believe they are not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

We recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that is more likely than not of being realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances. We recognize interest and penalties due to taxing authorities as a component of provision for income taxes.

We make estimates and judgments about our future taxable income based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from estimates, the amount of valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the periods in which the adjustment is determined to be required.

JOBS Act Extended Transition Period

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

ENDGAME MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with Endgame’s consolidated financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to business plans and strategy, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Endgame is a security company that offers an endpoint protection platform designed to empower security operators of varied skill levels to prevent, detect, and respond to advanced cyberattacks.

Endgame’s mission is to protect the world’s data from attack. To achieve this goal, we have focused our efforts on protecting our customers at the endpoint (including servers, desktops, laptops, and virtual machines). Endpoints are often the key targets of adversaries, as an organization’s sensitive data often resides at the endpoint, operators perform critical tasks at the endpoint, and endpoints provide an interface where attackers can target humans through phishing, ransomware, social engineering and other methods. Moreover, as enterprises become more distributed, workers become more mobile, and regulations increasingly emphasize the importance of data localization, we believe that organizations must invest in protection at the endpoint to complement firewall and other network-based protections to secure their data.

We have built an advanced platform that works to stop adversaries at the endpoint. Using machine learning technology, our products enable security operators of varied skill levels to stop a wide range of attacks, from ransomware to phishing and targeted attacks. Our products accomplish this through a single, autonomous agent that is managed by a single user interface and security operations tier.

We offer several deployment alternatives, including cloud, on-premises, and hybrid options which are designed to meet the compliance and operational requirements of complex and distributed organizations. In addition, our products protect endpoints across Windows, Mac, Linux, and Solaris operating systems with no compromises in visibility or response.

Since we began selling our endpoint protection platform late in 2016, our revenue and customer base have grown rapidly, and our customers now include large commercial and governmental enterprises. For the years ended December 31, 2017 and 2018, revenue was $5.2 million and $19.8 million, respectively, and for the six months ended June 30, 2018 and June 30, 2019, revenue was $9.5 million and $12.5 million, respectively.

For the year ended December 31, 2017, 1 customer accounted for 74% of revenue and for the year ended December 31, 2018, 2 customers accounted for 78% of revenue. For the six months ended June 30, 2018, 2 customers accounted for 81% of revenue, and for the six months ended June 30, 2019, 3 customers accounted for 68% of revenue.

For the years ended December 31, 2017 and 2018 and the six months ended June 30, 2018 and 2019, revenue from customers outside the United States were insignificant. For the years ended December 31, 2017 and 2018, Endgame incurred net losses of $30.3 million and $20.0 million, respectively, and net cash used in operating activities was $5.4 million and $17.9 million, respectively. For the six months ended June 30, 2018 and 2019, Endgame incurred net losses of $9.6 million and $11.3 million, respectively, and net cash used in operating activities was $9.9 million and $10.5 million, respectively. Endgame has experienced losses in each year since inception and as of June 30, 2019, had an accumulated deficit of $157.4 million. Endgame expects to continue to incur net losses for the foreseeable future.

Components of Results of Operations

Revenue

Our revenue is generated through three sources:

i.	Sales of term-based subscription and perpetual license for our endpoint protection platform, as well as maintenance services and customer support, collectively referred to as support;

ii.	Cloud-based software-as-a-service, or SaaS, subscriptions for access to our endpoint protection platform; and

iii.	Professional services

Revenue from the sale of perpetual license and a portion of the term-based subscription revenue is recognized up front at the point in time when the license is delivered and presented within License revenue in our consolidated statement of operations. The remainder of revenue from the sale of term-based subscriptions and SaaS subscriptions is recognized ratably over the term of the subscription period and presented within Subscription revenue in our consolidated statement of operations along with revenue from professional services that includes fees associated with new and existing customers requesting implementation services and/or technical training. Revenue from professional services is recognized as services are performed.

Prior to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 on January 1, 2019, the license revenue from term-based subscriptions had been recognized ratably over the contract term, beginning on the date on which the platform is made available to customers. With the adoption of FASB ASC Topic 606 on January 1, 2019, for licenses in which the software is provided to the customer on-premises, we generally recognize a portion of the term-based subscription revenue upon delivery.

Cost of Revenue

Cost of revenue consists primarily of outsourced managed hosting costs, costs of our support, services and personnel, which includes salaries, bonuses, benefits, and stock-based compensation, as well as other related costs of providing our platform, and an allocation of our general overhead. Cost of revenue is expected to continue to increase in dollar amount reflecting growth in the business.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross profit and gross margin will continue to be affected by various factors including pricing, fluctuations in outsourced hosting costs and costs of labor for services and customer support. Our gross margin has been and will continue to be affected by these factors as well as others, including the mix of subscription and professional services sold, the mix between large and small customers, timing of revenue recognition and the extent of expansion of investments in headcount.

We operate in a high-growth industry and have experienced significant revenue growth. Accordingly, our gross profit is expected to increase in dollar amount. We expect to continue to invest in initiatives to drive the efficiency of our business. However, balancing revenue growth and efficiency initiatives may result in gross margin fluctuations from period to period.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Each of these expense items consist primarily of employee related expenses, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of general overhead.

Research and Development

Research and development expense consist primarily of employee related expenses and an allocation of general overhead. Also included are non-personnel costs, such as consulting and professional fees for third party development resources and amortization of depreciation of previously capitalized software development costs. Research and development efforts focus on maintaining and enhancing functionality of the Endgame endpoint protection platform and adding new features and services. Endgame’s software platform has generally been developed internally. We operate in a competitive and highly technical industry. Therefore, to maintain and extend its technology leadership, we intend to continue to invest in research and development efforts by hiring more personnel to enhance its existing security platform and to add complementary solutions. We expect research and development expense to increase in dollar amount reflecting these investments

Sales and Marketing

Sales and marketing expense consists primarily of employee related expenses, including sales commissions, and an allocation of general overhead. These expenses also include expenditures related to advertising, marketing, promotional events, and brand awareness activities. We expect sales and marketing expense to continue to increase in dollar amount as we grow our business, introduce enhanced product offerings and implement new marketing strategies.

General and Administrative

General and administrative expense consists primarily of employee related expenses and an allocation of general overhead for those employees associated with administrative services such as legal, human resources, finance, facilities management and other administrative functions. We expect general and administrative expense to increase in dollar amount as we continue to grow our business.

Discussion of Results of Operations

The following table sets forth Endgame’s consolidated statements of operations data for the periods presented:

	Year Ended December 31,
	2017	2018
	(In thousands)
Consolidated Statements of Operations Data:
Revenue	5,228	19,842
Cost of revenue(1)	477	2,637

Gross profit	4,751	17,205

Operating expenses(1):
Research and development	16,595	19,056
Sales and marketing	10,231	11,148
General and administrative	5,924	6,377

Total operating expenses	32,750	36,581

Loss from operations	(27,999)	(19,376)

Other income (expense), net	(547)	(643)

Net loss before provision for income taxes	(28,546)	(20,019)
Provision for income taxes	19	43

Net loss from continuing operations	$(28,528)	$(19,976)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2017	2018
	(in thousands)
Cost of revenue	$28	$38
Research and development	346	400
Sales and marketing	86	171
General and administrative	377	522

Total	$837	$1,131

	Six Months Ended June 30,
	2018	2019
	(in thousands)
Consolidated Statements of Operations Data:
Revenue
License	$—	$1,543
Subscription and services	9,476	10,987

Total revenue	9,476	12,530

Cost of revenue(1)
License		205
Subscription and services		1,462

Total cost of revenue	1,341	1,667

Gross profit	8,136	10,864

Operating expenses(1):
Research and development	9,312	10,650
Sales and marketing	4,994	6,983
General and administrative	3,260	3,718

Total operating expenses	17,567	21,351

Loss from operations	(9,431)	(10,487)

Other income (expense), net	(219)	(7967

Net loss before provision for income taxes	(9,650)	(11,284)
Provision for income taxes	12	(1)

Net loss from continuing operations	$(9,638)	$(11,285)

(1)	Includes stock-based compensation expense as follows:

	Six Months Ended June 30,
	2018	2019
	(in thousands)
Cost of revenue	$20	$22
Research and development	189	211
Sales and marketing	80	105
General and administrative	258	246

Total	547	584

The following table sets forth Endgame’s consolidated statements of operations data expressed as a percentage of revenue:

	Year Ended December 31,
	2017	2018
Consolidated Statements of Operations Data:
Revenue	100%	100%
Cost of revenue	9	13

Gross margin	91	87

Operating expenses:
Research and development	317	96
Sales and marketing	196	56
General and administrative	113	32

Total operating expenses	626	184

Loss from operations	(536)	(98)
Other income (expense)	(10)	(3)

Net loss before provision for income taxes	(546)	(101)
Provision for income taxes	0	0

Net loss from continuing operations	(546)%	(101)%

	Six Months Ended June 30,
	2018	2019
Consolidated Statements of Operations Data:
Revenue	100%	100%
Cost of revenue	14	13

Gross margin	86	87

Operating expenses:
Research and development	98	85
Sales and marketing	54	56
General and administrative	34	30

Total operating expenses	186	171

Loss from operations	(100)	(84)
Other income (expense)	(2)	(6)

Net loss before provision for income taxes	(102)	(90)
Provision for income taxes	0	0

Net loss from continuing operations	(102)%	(90)%

Comparison of the Years Ended December 31, 2017 and 2018

Revenue

	Year Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Revenue	$5,228	$19,842	$14,614	280%

Revenue was $19.8 million for the year ended December 31, 2018 compared to $5.2 million for the year ended December 31, 2017, an increase of $14.6 million, or 280%. This increase in revenue was primarily due to the addition of new customers, as the customer base increased from 28 at the end of 2017 to 87 at the end of 2018, a 211% increase.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Cost of revenue	$477	$2,637	$2,160	453%
Gross profit	$4,751	$17,205	$12,454	262%

Cost of revenue was $2.6 million for the year ended December 31, 2018 compared to $0.5 million for the year ended December 31, 2017, an increase of $2.1 million, or 453%. This increase was primarily due to an increase in outsourced managed hosting costs, as well the costs of personnel associated with professional services and support for customers of the Endgame endpoint protection platform.

Gross margin declined to 87% for the year ended December 31, 2018 from 91% for the year ended December 31, 2017, due to the expansion of resources allocated to customer success and product support.

Operating Expenses

Research and Development

	Year Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Research and development	$16,595	$19,056	$2,461	15%
As a percentage of revenue	317%	96%

Research and development expenses were $19.1 million for the year ended December 31, 2018 compared to $16.6 million for the year ended December 31, 2017, an increase of $2.5 million, or 15%. This increase was primarily due to increased employee related expenses associated with additional research and development resources for the continued advancement of our endpoint protection platform.

Sales and Marketing

	Year Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Sales and marketing	$10,231	$11,148	$917	9%
As a percentage of revenue	196%	56%

Sales and marketing expenses were $11.1 million for the year ended December 31, 2018 compared to $10.2 million for the year ended December 31, 2017, an increase of $0.9 million, or 9%. This was primarily due to increased employee related expenses associated with additional sales and marketing resources to support revenue growth.

General and Administrative

	Year Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
General and administrative	$5,924	$6,377	$453	8%
As a percentage of revenue	113%	32%

General and administrative expenses were $6.4 million for the year ended December 31, 2018 compared to $5.9 million for the year ended December 31, 2017, an increase of $0.5 million, or 8%. This increase was due to an expansion of administrative resources and services necessary to support the growth of the company.

Other income (expense), net

	Year Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Other income (expense), net	$(547)	$(643)	$96	18%

Other expense, net was $0.6 million for the year ended December 31, 2018 compared to other expense, net of $0.5 million for the year ended December 31, 2017, an increase of $0.1 million, or 18%. This increase was primarily due to an increase in interest expense related to the company’s term loans and revolving borrowing facility.

Provision for income taxes

	Year Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Provision for income taxes	$19	$43	$24	126%

The provision for income taxes increased by $0.02 million in the year ended December 31, 2018 compared to December 31, 2017. This increase was attributable to the combined impact of lower U. S. Statutory tax rates applicable to the company, offset by an increase in the valuation allowance during the year ended December 31, 2018. The company’s effective tax rate was approximately 0.21% for the year ended December 31, 2018 as compared to an effective tax rate of 0.07% for the year ended December 31, 2017.

Comparison of the Six Months Ended June 30, 2018 and 2019

Revenue

	Six Months Ended June 30,		Change
	2018	2019	$	%
	(dollars in thousands)
Revenue	$9,476	$12,530	$3,054	32%

Revenue was $12.5 million for the six months ended June 30, 2019 compared to $9.5 million for the six months ended June 30, 2018, an increase of $3.1 million, or 32%. This increase was primarily due to the addition of new customers, as the customer base increased from 40 at June 30, 2018 to 122 at the June 30, 2019, a 305% increase.

Cost of Revenue, Gross Profit and Gross Margin

	Six Months Ended June 30,		Change
	2018	2019	$	%
	(dollars in thousands)
Cost of revenue	$1,341	$1,667	$326	24%
Gross profit	$8,136	$10,864	$2,728	24%

Cost of revenue was $1.7 million for the six months ended June 30, 2019 compared to $1.3 million for the six months ended June 30, 2018, an increase of $0.3 million, or 24%. This increase was primarily due to an increase in outsourced managed hosting costs, as well the increase in costs of personnel associated with professional services and support for customers of the Endgame endpoint protection platform.

Gross margin increased to 87% for the six months ended June 30, 2019 from 86% for the six months ended June 30, 2018.

Research and Development

	Six Months Ended June 30,		Change
	2018	2019	$	%
	(dollars in thousands)
Research and development	$9,312	$10,650	$1,338	14%
As a percentage of revenue	98%	85%

Research and development expenses were $10.7 million for the six months ended June 30, 2019 compared to $9.3 million for the six months ended June 30, 2018, an increase of $1.3 million, or 14%. This increase was primarily due to increased employee related expenses associated with additional research and development resources for the continued advancement of our endpoint protection platform.

Sales and Marketing

	Six Months Ended June 30,		Change
	2018	2019	$	%
	(dollars in thousands)
Sales and marketing	$4,994	$6,983	$1,988	40%
As a percentage of revenue	53%	56%

Sales and marketing expenses were $7.0 million for the six months ended June 30, 2019 compared to $5.0 million for the six months ended June 30, 2018, an increase of $2.0 million, or 40%. This increase was primarily due to increased employee related expenses associated with additional sales and marketing resources to support revenue growth.

General and Administrative

	Six Months Ended June 30,		Change
	2018	2019	$	%
	(dollars in thousands)
General and administrative	$3,260	$3,718	$458	14%
As a percentage of revenue	34%	30%

General and administrative expenses were $3.7 million for the six months ended June 30, 2019 compared to $3.3 million for six months ended June 30, 2018, an increase of $0.5 million, or 14%. This increase was primarily due to an increase in legal and professional service fees due to the proposed merger with Elastic.

Other income (expense), net

	Six Months Ended June 30,		Change
	2018	2019	$	%
	(dollars in thousands)
Other income (expense), net	$(219)	$(797)	$578	263%

Other expense, net was $0.8 million for the six months ended June 30, 2019 compared to other expense, net of $0.2 million in the six months ended June 30, 2018, an increase of $0.6 million, or 263%. This increase was due to a $0.4 million increase in interest expense related the company’s term loans and revolving borrowing facility and a $0.2 million increase in the fair value of warrant liabilities.

Provision for income taxes

	Six Months Ended June 30,		Change
	2018	2019	$	%
	(dollars in thousands)
Provision for income taxes	$12	$(1)	$(13)	(108)%

The provision for income taxes decreased by $0.01 million in the six months ended June 30, 2019 compared to the same period in the prior year. The company’s effective tax rate was approximately 0.0% for the six months ended June 30, 2019 and June 30, 2018.

Liquidity and Capital Resources

As of June 30, 2019, we had $1.7 million of cash and cash equivalents. To date, we have financed operations primarily through sales of our software product and services and the sale of equity securities and debt instruments.

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future as we continue to grow our business. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities, and the introduction of new and enhanced products as we continue to innovate. In the event that additional financing is required from outside sources, we may be unable to raise funds on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

The following table shows a summary of our cash flows for the periods presented.

	Year Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
	(in thousands)
Net cash from operating activities	$(5,433)	$(17,896)	$(9,939)	$(10,535)
Net cash from investing activities	19,626	1,039	(199)	1,385
Net cash from financing activities	(6,658)	11,424	4,290	3,166

Net increase (decrease) in cash	7,535	(5,433)	(5,848)	(5,983)
Cash at beginning of period	5,607	13,142	13,142	7,709

Cash at end of period	$13,142	$7,709	$7,294	$1,726

Year Ended December 31, 2018

Operating Activities — Net cash used in operating activities during fiscal 2018 was $17.9 million, which resulted from a net loss of $20.0 million, adjusted for non-cash charges of $1.7 million and net cash inflow of $0.3 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $1.1 million in stock-based compensation expense and $0.6 million of depreciation and amortization. The net cash inflow from changes in operating assets and liabilities was primarily due to a $2.7 million increase in accounts receivable, partially offset by a $2.4 million decrease in deferred revenue.

Investing Activities — Net cash provided by investing activities totaled $1.0 million during fiscal 2018. For fiscal 2018, investing activities consisted primarily of proceeds from the release of an escrow related to the sale of discontinued operations of $1.6 million, partially offset by costs of $0.5 million primarily for the purchase of computer equipment.

Financing Activities — Net cash provided by financing activities of $11.4 million during fiscal 2018 was primarily related to borrowing on a revolving line of credit of $7.0 million, proceeds from the sale of long-term debt of $4.0 million, and proceeds from the exercise of stock options of $0.4 million.

Year Ended December 31, 2017

Operating Activities — Net cash used in operating activities during fiscal 2017 was $5.4 million, which resulted from a net loss of $30.3 million, adjusted for non-cash charges of $1.7 million and net cash inflow of $22.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $0.8 million in stock-based compensation expense and $0.8 million of depreciation and amortization. The net cash inflow from changes in operating assets and liabilities was primarily due to a $30.2 million increase in deferred revenue, offset by a $7.2 million decrease in accounts receivable.

Investing Activities — Net cash provided by investing activities totaled $19.6 million during fiscal 2017. For fiscal 2017, investing activities consisted primarily of proceeds from the sale of discontinued operations.

Financing Activities — Net cash used by financing activities was $6.7 million during fiscal 2017. was primarily related to the repayments of long-term debt of $6.2 million and the repurchase of common stock of $0.7 million, partially offset by proceeds from the exercise of stock options of $0.3 million.

Six Months Ended June 30, 2019

Operating Activities — Net cash used in operating activities during the six months ended June 30, 2019 was $10.5 million, which resulted from a net loss of $11.3 million, adjusted for non-cash charges of $1.2 million and net cash outflow of $0.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $0.6 million in stock-based compensation expense, $0.2 million for the change in warrant liability fair value, $0.2 million in noncash interest and $0.4 million of depreciation and amortization. The net cash outflow from changes in operating assets and liabilities was primarily due to a decrease of $1.1 million in accounts receivable, partially offset by a decrease in other assets of $0.6 million and an increase of $0.5 million in accrued expenses.

Investing Activities — Net cash provided by investing activities totaled $1.4 million during the six months ended June 30, 2019 and consisted primarily of proceeds from the release of an escrow related to the sale of discontinued operations of $1.7 million, partially offset by purchases of property and equipment of $0.3 million.

Financing Activities — Net cash provided by financing activities during the six months ended June 30, 2019 was $3.2 million related to the issuance of $3.6 million in convertible notes and proceeds from the exercise of stock options of $0.5 million, partially offset by payments on long-term debt of $0.9 million.

Six Months Ended June 30, 2018

Operating Activities — Net cash used in operating activities for the six months ended June 30, 2018 was $9.9 million, which resulted from a net loss of $9.6 million, adjusted for non-cash charges of $0.9 million and net cash outflow of $1.2 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $0.6 million in stock-based compensation expense and $0.3 million of depreciation and amortization. The net cash outflow from changes in operating assets and liabilities was primarily due to a $6.5 million decrease in deferred revenue and customer deposit liability, and a $1.0 million decrease in accrued expenses, partially offset by a decrease of $6.1 million in accounts receivable.

Investing Activities — Net cash used in investing activities totaled $0.2 million during the six months ended June 30, 2018 was primarily related to purchases of property and equipment.

Financing Activities — Net cash provided by financing activities was $4.2 million in the six months ended June 30, 2018 was primarily related to issuance of long-term debt of $4.0 million and proceeds from the exercise of stock options of $0.3 million.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under various debt arrangements and under operating leases for office space. The following table summarizes our contractual obligations as of December 31, 2018 (in thousands):

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Short-term debt obligations	$2,311	$2,311	$0	$0	$0
Long-term debt obligations	$4,689	$0	$4,689	$0	$0
Revolving line of credit debt obligations	$7,000	$0	$7,000	$0	$0
Operating lease commitments	$3,648	$1,197	$2,451	$0	$0

Total	$17,648	$3,508	$14,140	$0	$0

The commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the agreements. The table does not include obligations under agreements that we can cancel without a significant penalty. Purchase orders issued in the ordinary course of business are not included in the table above, as our purchase orders represent authorizations to purchase rather than binding agreements.

Off-Balance Sheet Arrangements

As of June 30 2019, we did not have any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies

In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we are required to make estimates, assumptions and judgments that affect the amounts reported on our financial statements and the accompanying disclosures. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to our financial statements. We believe that the critical accounting policies and estimates set forth below involve a higher degree of judgment and complexity in their application than our other significant accounting policies.

Revenue Recognition — We generate revenue from (1) the licensing and ongoing maintenance of software and (2) professional services. Through December 31, 2018, we recognized revenue when the following criteria were met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) the fee is probable of collection. For the majority of our contracts, this led to revenue for the license software and the related maintenance being recognized on a straight-line basis over the life of the agreement.

With the adoption of FASB ASC Topic 606 on January 1, 2019, for licenses in which the software is provided to the customer on-premises and for which the customer cannot terminate for convenience, we recognize a portion of the licensing revenue upon delivery and the remainder ratably over the term of the maintenance period, as long as all other revenue recognition criteria have been met. This allocation is determined based on an analysis of the standalone selling price of the license and the maintenance considering all information reasonably available, including market conditions, entity-specific factors, and information about the customers. The adoption of FASB ASC Topic 606 had no impact on the revenue recognition for our other revenue streams. Prior to the adoption of FASB ASC 606 on January 1, 2019, revenue for the license software was recognized on a straight-line basis over the life of the agreement, triggered by the delivery of the licensed software.

Liabilities Related to Warrants to Purchase Redeemable Convertible Preferred Stock — We record certain redeemable convertible preferred stock warrants issued at fair value and recognize the change in the fair value of such warrants as a gain or loss which we report in the Other income

(expense) section in the consolidated statement of operations. In accordance with Accounting Standards Codification (“ASC”) Topic 480—Distinguishing Liabilities from Equity, we record the warrants at fair value as liabilities because they contain certain provisions that may require us to ultimately transfer assets to the holders thereof as the warrants are for preferred shares which may be redeemable at a future date. At the end of each reporting period, we use the Black-Scholes-Merton model to determine the fair value of liabilities related to certain outstanding warrants. We considered the use of a binomial model to value the warrants at each reporting period but noted due to the limited number of warrants issued and underlying fair value of the redeemable convertible preferred stock, differences in valuation between a binomial model and the Black-Scholes-Merton model would have been immaterial to the consolidated financial statements taken as a whole.

Stock-Based Compensation — We account for our stock-based compensation arrangements at fair value. Fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton Model. The calculated fair value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line method.

Income Taxes — The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is created for deferred tax assets unless it is considered more likely than not that deferred tax assets will be realized.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount and timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. On January 1, 2019, we adopted ASU 2014-09, Revenue from Contracts with Customers, and all subsequent amendments (collectively “ASC 606”) using the modified retrospective method and recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit of approximately $0.9 million. We did not retrospectively adjust the information for the periods reported herein, which information we continue to report under the accounting standards in effect for that period.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. Unless delayed, this standard will be effective for the calendar year ending December 31, 2020. We are currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements. See Note 6 to our consolidated financial statements appearing elsewhere in this proxy statement/prospectus for a description of operating leases.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The new guidance becomes effective for the Company for the year ending December 31, 2021, through early adoption is permitted. We are currently evaluating the potential impact of this ASU on our consolidated financial statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have operations both within the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest Rate Risk

We had cash, cash equivalents, and restricted cash of $300.3 million as of April 30, 2019. Our cash, cash equivalents, and restricted cash are held in cash deposits and money market funds. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, we do not believe that an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our investment portfolio. Declines in interest rates, however, would reduce our future interest income.

Foreign Currency Risk

Our revenue and expenses are primarily denominated in U.S. dollars. For the year ended April 30, 2019, we recorded a gain of $0.2 million on foreign exchange transactions. To date, we have not had a formal hedging program with respect to foreign currency, but we may do so in the future if our exposure to foreign currency should become more significant. For business conducted outside of the United States, we may have both revenue and costs incurred in the local currency of the subsidiary, creating a partial natural hedge. Changes to exchange rates therefore have not had a significant impact on the business to date; however, we will continue to reassess our foreign exchange exposure as we continue to grow our business globally. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results.

As of April 30, 2019, our cash, cash equivalents, and restricted cash were primarily denominated in U.S. dollars, Euros, and Great British Pounds. A 10% increase or decrease in current exchange rates would not materially affect our cash, cash equivalents, and restricted cash balances.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations.

MANAGEMENT

The following table provides information regarding our current executive officers and directors as of June 30, 2019:

Name	Age	Position(s)
Executive Officers:
Shay Banon	41	Executive Director, Chief Executive Officer and Chairman
Janesh Moorjani	46	Chief Financial Officer
Aaron Katz	43	Chief Revenue Officer
Kevin Kluge	48	Senior Vice President of Engineering
W.H. Baird Garrett	58	Senior Vice President and General Counsel
Non-Executive Directors:
Jonathan Chadwick(1)(2)	53	Director
Peter Fenton(2)(3)	46	Director
Caryn Marooney(3)	52	Director
Chetan Puttagunta*(1)(3)	33	Director
Steven Schuurman	43	Director
Michelangelo Volpi(1)(2)	52	Director

*	Lead Independent Director.
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Shay Banon co-founded our company and has served as a member of our board of directors since July 2012, as our Chief Executive Officer since May 2017, and as our Chairman and Chief Executive Officer since June 2018. He previously served as our Chief Technology Officer from July 2012 to April 2017. Mr. Banon holds a B.Sc. in Computer Science from Technion, Israel Institute of Technology. Mr. Banon is the creator of our Elasticsearch product. We believe that Mr. Banon is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our CEO and his experience as an executive in the technology industry.

Janesh Moorjani has served as our Chief Financial Officer since August 2017. Prior to joining us, he served as Executive Vice President and Chief Financial Officer of Infoblox Inc., an IT automation and security company, from January 2016 until August 2017. From July 2013 to January 2016, Mr. Moorjani was with VMware, Inc., a provider of cloud and virtualization software and services, where he served in various roles, most recently as a Senior Vice President of Finance from January 2015 to January 2016. From October 2004 to June 2013, he served in a number of finance and sales roles at Cisco Systems, Inc. Mr. Moorjani holds a Bachelor of Commerce degree from Sydenham College of Commerce and Economics of University of Mumbai and an M.B.A. from the Wharton School of the University of Pennsylvania.

Aaron Katz has served as our Chief Revenue Officer since March 2017 and previously served as our Senior Vice President of Field Operations from July 2014 to March 2017. Prior to joining us, he served in various executive roles at salesforce.com, inc., a cloud computing company, from July 2002 to June 2014, most recently as Senior Vice President of Enterprise Sales from February 2013 to June 2014 and Senior Vice President of Enterprise Corporate Sales from April 2009 to January 2013. Mr. Katz holds a B.S. in Managerial Economics from the University of California, Davis.

Kevin Kluge has served as our Senior Vice President of Engineering since March 2017 and previously served as our Vice President of Engineering from July 2013 to March 2017. Prior to joining us, he served as Vice President, Products at Citrix Systems, Inc., a cloud and mobile computing technology company, from July 2011 until July 2013. Mr. Kluge joined Citrix in July 2011 through its acquisition of Cloud.com, where he served as Vice President, Engineering. Mr. Kluge holds a B.S. and an M.S. in Computer Science from Stanford University.

W.H. Baird Garrett has served as our General Counsel since June 2018 and as our Senior Vice President of Legal since July 2015. Prior to joining us, he was Of Counsel at VLP Law Group LLP from October 2008 to June 2015, where he served as the Chair of the Technology Transactions Practice Group from 2012 to 2015, and previously was an associate at Wilson Sonsini Goodrich & Rosati, P.C. Mr. Garrett previously served as a director of Full House Resorts, Inc., a casino developer and operator, from November 2014 to May 2019. Mr. Garrett holds a B.A. in International Relations from Pennsylvania State University, an M.A. in International Relations from the University of Chicago and a J.D. from the University of Virginia School of Law, where he was an Editor, and member of the Articles Review Board, of the Virginia Law Review.

Non-Executive Directors

Jonathan Chadwick has served as a member of our board of directors since August 2018. Mr. Chadwick has been a private investor since April 2016. From November 2012 to April 2016, Mr. Chadwick served as Chief Financial Officer and Executive Vice President of VMware, Inc., a virtualization and cloud infrastructure solutions company, and from August 2014 to April 2016, he also served as VMware’s Chief Operating Officer. From March 2011 until November 2012, he served as the Chief Financial Officer of Skype Communication S.á.r.l., a voice over IP (VoIP) service, and as a corporate vice president of Microsoft Corporation after its acquisition of Skype in October 2011. From June 2010 until February 2011, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of McAfee, Inc., a security software company, until its acquisition by Intel Corporation. From September 1997 until June 2010, Mr. Chadwick served in various executive roles at Cisco Systems, Inc., a multinational technology company. He currently serves on the board of directors of Cognizant Technology Solutions Corporation, an IT business services provider, ServiceNow, Inc., a cloud computing company, Zoom Video Communications, Inc., a provider of remote conferencing services, and various private companies. He previously served on the board of directors of F5 Networks, Inc., an application networking delivery company, from August 2011 until March 2019. He also worked for Coopers & Lybrand in various roles in the U.S. and U.K. Mr. Chadwick is a Chartered Accountant in England and holds a B.Sc. degree in Electrical and Electronic Engineering from the University of Bath, U.K. We believe Mr. Chadwick is qualified to serve as a member of our board of directors because of his significant financial expertise as a Chief Financial Officer and service on the boards of directors of various public companies.

Peter Fenton has served as a member of our board of directors since September 2012. Mr. Fenton has served as General Partner of Benchmark Capital Partners, a venture capital firm, since September 2006. He currently serves on the board of directors of Cloudera, Inc., an enterprise data cloud company, New Relic, Inc., a software analytics company, Zuora, Inc. or Zuora, an enterprise software company that designs and sells SaaS applications, and various private companies. Mr. Fenton previously served as a director of Hortonworks, Inc. (now a wholly owned subsidiary of Cloudera), or Hortonworks, Yelp, Inc., Twitter, Inc. and Zendesk, Inc. Mr. Fenton holds a B.A. in Philosophy from Stanford University and an M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Fenton is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Caryn Marooney has served as a member of our board of directors since April 2019. She served in various roles at Facebook, Inc., a social networking service, most recently serving as the company’s Vice President, Global Communications since March 2012, and previously served as the company’s Director of Technology Communications from May 2011 to March 2012. From June 1997 to March 2011, Ms. Marooney served in various roles, including President and Chief Executive Officer, of The OutCast Agency, a public relations firm. She currently serves as a director of Zendesk, Inc., a software services company. Ms. Marooney holds a B.S. in labor relations from Cornell University. We believe that Ms. Marooney is qualified to serve as a member of our board of directors because of her prior executive experience and her experience advising technology companies.

Chetan Puttagunta has served as a member of our board of directors since January 2017 and as our lead independent director since June 2018. Mr. Puttagunta has served as General Partner of Benchmark Capital Partners since July 2018. From October 2016 until July 2018, Mr. Puttagunta served as a General Partner of New Enterprise Associates, a venture capital firm he joined in April 2011. Mr. Puttagunta holds a B.S. in Electrical Engineering from Stanford University. We believe that Mr. Puttagunta is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of the technology industry.

Steven Schuurman co-founded our company and has served as a member of our board of directors since July 2012 and previously served as our Chief Executive Officer from July 2012 to May 2017. Mr. Schuurman holds a B.Sc. in Electrical Engineering from TH Rijswijk, now known as The Hague University of Applied Sciences. Mr. Schuurman serves on the boards of various private companies. We believe Mr. Schuurman is qualified to serve as a member of our board of directors because of his deep understanding of our business, operations and strategy due to his role as our co-founder and former CEO.

Michelangelo Volpi has served as a member of our board of directors since January 2013. Mr. Volpi has served as a Partner of Index Ventures, a venture capital firm, since July 2009. He currently serves as a director of Fiat Chrysler Automobiles N.V., an automotive company, Sonos, Inc., a consumer electronics company, and Zuora and previously served as a director of Hortonworks, Pure Storage, Inc., Exor N.V. and Telefonaktiebolaget L. M. Ericsson. Mr. Volpi holds a B.S. in Mechanical Engineering and an M.S. in Manufacturing Systems Engineering from Stanford University, and an M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Volpi is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Election of Officers

Our executive officers are elected by our board of directors and serve as executive officers until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

We have a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is available on our website at www.elastic.co. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website. Information on or that can be accessed through our website is not incorporated by reference.

Board of Directors

We have a one-tier board of directors, consisting of executive and non-executive directors. The number of executive and non-executive directors is determined by the board of directors.

Our one-tier board structure consists of one executive director and six non-executive directors. Shay Banon serves as our Chief Executive Officer and Chairman and is an executive director.

Pursuant to our articles of association, our executive and non-executive directors may be appointed for a maximum term of three years.

Director Independence

Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of an initial public offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member. Additionally, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships and as a result of this review, our board of directors determined that each of Messrs. Chadwick, Fenton, Volpi, and Puttagunta and Ms. Marooney, representing five of our seven directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making this determination, our board of directors considered the current and prior relationships that each non-executive director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-executive director.

In addition to the independence requirements under the NYSE rules, the DCGC requires a majority of the members of our board of directors, a majority of the members of each of the audit committee, compensation committee and nominating and corporate governance committee, and the Lead Independent Director to be independent. The DCGC provides for a different definition of an “independent director”. A non-executive director is considered not independent under the DCGC if the director or the director’s spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree (i) has been an employee, managing director or executive director of the company in the five years prior to appointment, (ii) has received personal financial compensation from us for work not in keeping with the normal course of business, (iii) has had an important business relationship with the company in the years prior to the appointment, (iv) is a member of the management board of a company in which an executive director of the Company is a supervisory board member, (v) has temporarily performed management duties for us, (vi) is a major shareholder of our company (holding at least 10%), or (vii) represents one or more major shareholders. The criteria under (i) through (v) should only apply to at most one non-executive director. The total number of non-executive directors who are not independent under this definition should account for less than half of the total number of non-executive directors. There can be at most one non-executive director who can be considered to be affiliated with or representing any shareholder, or group of affiliated shareholders, who directly or indirectly holds more than ten percent of the shares in the company. Our board of directors has determined that Mr. Schuurman is not considered independent under the DCGC. Our board of directors has determined that it complies with the independence requirements of the DCGC.

Lead Independent Director

Our articles of association provide for one of our independent, non-executive directors to be designated as Lead Independent Director by our board of directors. Our board of directors has designated Mr. Puttagunta to serve as our Lead Independent Director. As Lead Independent Director, Mr. Puttagunta will preside at all meetings of the board of directors at which the Chairman is not present, preside over executive sessions of our independent directors, as chairman of our General Meeting, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate and as required by Dutch law, the DCGC and our articles of association and board rules.

The DCGC requires that the Lead Independent Director may not be a former executive director of our company, in addition to the DCGC independence requirements.

Committees of Our Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Executive directors may not be members of the audit committee, compensation committee or the nominating and corporate governance committee. Our board of directors may from time to time establish ad hoc committees.

Audit Committee

Our audit committee is comprised of Messrs. Chadwick, Puttagunta and Volpi, each of whom is a non-executive member of our board of directors. The audit committee may not be chaired by the Lead Independent Director or by a former executive director. Mr. Chadwick is the chair of our audit committee. Our board of directors has determined that all three of the members of our audit committee, including the chair of our audit committee, satisfy the requirements for independence and financial literacy under the rules and regulations of the NYSE and the SEC. Our board of directors has also determined that each of Messrs. Chadwick, Puttagunta and Volpi qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NYSE. The audit committee is responsible for, among other things:

•	review of all related party transactions in accordance with our related party transactions policy;

•	overseeing our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•

our compliance with financial, legal and regulatory requirements related to our financial statements and other public disclosures, our compliance with our policies related thereto, and our policy in respect of tax planning;

•

the engagement and retention of the registered independent public accounting firm and the recommendation for nomination by our board of directors for the instruction (appointment) by our General Meeting of an external auditor to audit the Dutch statutory annual accounts and board report, and the evaluation of the qualifications, independence, and performance of the independent public accounting firm, including the provision of non-audit services;

•	the application of information and communication technology;

•	the role and performance of our internal audit function;

•	our overall risk profile; and

•	attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee is comprised of Messrs. Chadwick, Fenton and Volpi, each of whom is a non-executive member of our board of directors. The compensation committee may not be chaired by the Lead Independent Director or by a former executive director. Mr. Fenton is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the NYSE and the SEC and is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation, including equity compensation, change-in-control benefits and severance arrangements, of our executive officers and overseeing their performance;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	reviewing and making recommendations to our board of directors with respect to our executive compensation policies and plans;

•	implementing and administering our incentive and equity-based compensation plans;

•	determining the number of shares underlying, and the terms of, restricted share awards and options to be granted to our directors, executive officers, and other employees pursuant to these plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement;

•

assisting our board of directors in producing the compensation report to be included in our annual report filed in the Netherlands and to be posted on our website in accordance with best practice of the DCGC; and

•	attending to such other matters as are specifically delegated to our compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Fenton and Puttagunta and Ms. Marooney, each of whom is a non-executive member of our board of directors. Mr. Puttagunta is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate committee meets the requirements for independence under the rules of the NYSE. The nominating and corporate governance committee is responsible for, among other things:

•	identifying, recruiting, and recommending to our board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at our Annual Meeting;

•

developing and recommending to our board of directors corporate governance guidelines as set forth in our rules of the board of directors, including the committee’s selection criteria for director nominees, and implementing and monitoring such guidelines;

•	overseeing compliance with legal and regulatory requirements applicable to us;

•	reviewing and making recommendations on matters involving the general operation of our board of directors, including board size and composition, and committee composition and structure;

•	recommending to our board of directors nominees for each committee of our board of directors;

•

annually facilitating the assessment of our board of directors’ performance as a whole and of the individual directors, and the performance of our committees of the board of directors as required by applicable law, regulations and the corporate governance listing standards; and

•	overseeing our board of directors’ evaluation of executive officers.

The charters of our audit, compensation, and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, are available on our website. Information on or that can be accessed through our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Executive Director Compensation

The remuneration package for the non-executive directors is determined by our board of directors in accordance with our remuneration policy. We also reimburse our non-executive directors for their reasonable out-of-pocket costs and travel expenses in connection with their service as members of our board of directors.

Non-Executive Director Compensation Policy

Each non-executive director is eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our board of directors has the discretion to revise non-executive director compensation as it deems necessary or appropriate, in accordance with our remuneration policy as adopted by the General Meeting.

Cash Compensation. All non-executive directors are entitled to receive the following cash compensation for their services:

•	$30,000 per year for service as a board member;

•	$10,000 per year additionally for service as lead independent director;

•	$20,000 per year additionally for service as chairman of the audit committee;

•	$8,500 per year additionally for service as an audit committee member;

•	$12,000 per year additionally for service as chairman of the compensation committee;

•	$5,000 per year additionally for service as a compensation committee member;

•	$7,500 per year additionally for service as chairman of the nominating and corporate governance committee; and

•	$4,000 per year additionally for service as a nominating and corporate governance committee member.

All cash payments to non-executive directors (the “Retainer Cash Payments”) will be paid quarterly in arrears on a prorated basis.

Equity Compensation. Nondiscretionary, automatic grants of restricted stock units are made to our non-executive directors, except for any non-employee director who either (i) beneficially owns more than 2% of the outstanding and issued share capital of the Company, or (ii) is a partner or a member of any venture capital firm that owns securities of the Company representing more than 2% of the outstanding and issued share capital of the Company.

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Initial award. Each person who first becomes an eligible non-executive director will be granted an award of restricted stock units covering a number of shares having a grant date fair value equal to $170,000 pro-rated for the amount of time that remains in the 12-month period prior to the next scheduled Annual Meeting of the Company’s shareholders (and if the date of such Annual Meeting of the Company’s shareholders is not known, the one-year anniversary of the most recent Annual Award granted to non-executive directors), rounded down to the nearest whole share. The shares underlying the Initial Award will settle on the earlier of (i) the one-year anniversary of the date the Initial Award is granted or (ii) the day prior to the date of the Annual Meeting of the Company’s shareholders next following the date the Initial Award is granted, subject to continued service through the applicable vesting date.

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Annual award. On the date of each General Meeting of the Company’s shareholders, each eligible non-executive director will be granted an award of restricted stock units covering a number of shares having a grant date fair value equal to $170,000. The shares underlying the Annual Award will settle on the earlier of (i) the one-year anniversary of the date the Annual Award is granted or (ii) the day prior to the date of the Annual Meeting of our shareholders next following the date the Annual Award is granted, subject to continued service through the applicable vesting date.

The grant date fair value is computed in accordance with GAAP.

Any award of restricted stock units granted under our non-executive director compensation policy will fully vest and become exercisable in the event of a change in control, as defined in our 2012 Plan, provided that the director remains a director through such change in control. Further, our 2012 Plan, as described below under the section titled “Employee Benefit and Share Plans,” provides that in the event of a merger or change in control, as defined in our 2012 Plan, each outstanding equity award granted under our 2012 Plan that is held by a non-executive director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable, provided such director remains a director through such merger or change in control.

Fiscal 2019 Director Compensation Table

The table below shows the total compensation awarded to our non-executive directors during fiscal 2019:

Name	Fees earned or paid in cash($)	Stock Awards ($)(1)	Option Awards($)(1)	Total ($)
Jonathan Chadwick(2)	31,685	—	1,644,000	1,675,685
Peter Fenton	26,500	—	—	26,500
Caryn Marooney(3)	573	87,087	—	87,660
Elizabeth Nelson(4)	—	—	—	—
Chetan Puttagunta	30,304	—	—	30,304
Steven Schuurman	17,283	—	—	17,283
Michelangelo Volpi(5)	—	—	—	—

(1)

The amounts shown represent the aggregate grant date fair value of RSU and/or stock option awards granted in fiscal year 2019 for financial reporting purposes pursuant to the provisions of Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC 718”). Such amounts do not represent amounts paid to or realized by the non-executive director. See Note 11, “Equity Incentive Plans” of the Notes to our consolidated financial statements included in this proxy statement/prospectus regarding assumptions underlying valuation of equity awards. Additional information regarding the RSUs and/or stock options awarded to or held by each non-executive director on the last day of fiscal year 2019 is set forth in the footnotes below.

(2)	As of April 30, 2019, Mr. Chadwick holds a stock option to purchase 200,000 ordinary shares.
(3)	Ms. Marooney joined our board of directors in April 2019. As of April 30, 2019, Ms. Marooney holds 1,037 restricted stock units.
(4)	Ms. Nelson resigned from our board of directors in June 2018.
(5)	Mr. Volpi has waived his right to receive payments of director fees.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by, our principal executive officer and each of the other named executive officers determined under Item 402(m)(2) of Regulation S-K for fiscal years 2018 and 2019. We refer to these executive officers as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Shay Banon Chief Executive Officer	2019	330,000		—		—	169,760	—		499,760
	2018	400,000		—		7,514,361	—	306,494	(3)	8,220,855
Janesh Moorjani Chief Financial Officer	2019	330,000		—		—	135,808	6,602	(4)	472,410
	2018	272,820	(5)	200,000	(6)	3,462,657	—	23,600	(4)	3,959,077
Aaron Katz Chief Revenue Officer	2019	330,000		27,883	(7)	—	305,567	22,201	(4)	685,652
	2018	500,000		110,246	(7)	1,134,880	—	—		1,695,219

(1)

The amounts shown represent the aggregate grant date fair value of stock option awards granted in fiscal year 2018 for financial reporting purposes pursuant to the provisions of Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC 718”). Such amounts do not represent amounts paid to or realized by the non-executive director. See Note 11, “Equity Incentive Plans” of the Notes to our consolidated financial statements included in this proxy statement/prospectus regarding assumptions underlying valuation of equity awards.

(2)

The amounts reported represent the amounts earned based upon achievement of certain performance goals under our Executive Incentive Compensation Plan. Messrs. Banon, Moorjani and Katz participated in our Executive Incentive Compensation Plan during fiscal year 2019. Payments under our Executive Incentive Compensation Plan were payable semi-annually based on achievement of certain company financial targets. For fiscal year 2019, the performance metrics were based on calculated billings and non-GAAP operating margin targets. See “Executive Incentive Compensation Plan” and “Employment Agreements.”

(3)	The amount disclosed represents a $164,413 moving and relocation allowance and $142,080 as gross-up payments for income taxes payable by Mr. Banon on such allowance.
(4)	The amount disclosed represents company contributions made under our 401(k) plan.
(5)	Mr. Moorjani joined us as our Chief Financial Officer in August 2017 and received a prorated base salary based on his annual base salary of $400,000.
(6)	The amount disclosed represents a cash bonus awarded to Mr. Moorjani under the terms of his initial offer letter with us.
(7)	The amount disclosed represents commissions paid to Mr. Katz pursuant to his commission program.

Named Executive Officer Employment Letters

Shay Banon

We entered into an employment agreement with Shay Banon, our Chief Executive Officer, effective as of September 4, 2018. Pursuant to Mr. Banon’s employment agreement, Mr. Banon will continue to serve as our at-will employee and as the executive director designated as our Chief Executive Officer and Chairman of the Board of Directors, with such Board membership subject to our articles of association, Board Rules, and any required shareholder approvals.

For the fiscal year ended April 30, 2019, Mr. Banon’s employment agreement provides for an annual base salary of $330,000, eligibility to receive an annual performance bonus with the target amount determined as 50% of Mr. Banon’s annual base salary, and eligibility to participate in employee benefit plans maintained from time to time for senior executives based in the United States.

Pursuant to the employment agreement of Mr. Banon, Mr. Banon may be eligible to receive certain severance payments and benefits. The amount and type of the severance payments and benefits provided under Mr. Banon’s employment agreement, as well as the terms and conditions under which such severance payments and benefits may be provided, are identical in all material respects to the provisions regarding severance payments and benefits provided for in our change in control severance agreements, as described below under the heading “Executive Officer Change in Control and Severance Agreements.”

Janesh Moorjani

We have entered into an employment letter with Janesh Moorjani, our Chief Financial Officer. The employment letter does not have a specific term and provides that Mr. Moorjani is an at-will employee. For fiscal year ended April 30, 2019, Mr. Moorjani’s annual base salary was $330,000, and he was eligible for an annual target cash incentive payment equal to 40% of his annual base salary.

Aaron Katz

We have entered into an employment letter with Aaron Katz, our Chief Revenue Officer. The employment letter does not have a specific term and provides that Mr. Katz is an at-will employee. For fiscal year ended April 30, 2019, Mr. Katz’s annual base salary was $330,000, and he was eligible for an annual target cash incentive payment equal to 90% of his annual base salary.

Executive Officer Change in Control and Severance Agreements

We have entered into change in control and severance agreements with each of Janesh Moorjani, Aaron Katz, Kevin Kluge, and W.H. Baird Garrett. Additionally, as noted above, we have entered into an employment agreement with Mr. Banon that contains severance provisions that are identical in all material respects to those contained in the change in control and severance agreements. Pursuant to each executive’s severance agreement, if we terminate the employment of the executive other than for “cause” (excluding by reason of the executive’s death or disability) or the executive resigns for “good reason” (as such terms are defined in the executive’s severance agreement), and, within 60 days following the executive’s termination, the executive executes a separation agreement and release of claims in our favor that becomes effective and irrevocable and resigns from all positions the executive may hold as an officer or director, the executive is entitled to receive (i) a lump sum payment equal to 6 months of the executive’s annual base salary, (ii) a lump sum payment equal to 50% of the executive’s annual target performance bonus as in effect for the fiscal year in which the termination occurs, and (iii) we will pay the premiums for coverage under “COBRA” for the executive and the executive’s dependents, if any, for up to 12 months following the executive’s termination of employment.

Pursuant to each executive’s severance agreement, if, within the 3 month period prior to or the 12 month period following a “change in control” (as defined in the executive’s severance agreement), the employment of the executive is terminated under the circumstances described in the above paragraph and, within 60 days following his termination, the executive executes a separation agreement and release of claims in our favor that becomes effective and irrevocable and resigns from all positions he may hold as an officer or director, the executive is entitled to receive (i) a lump sum payment equal to 12 months of the executive’s annual base salary, (ii) a lump sum payment equal to 100% of the executive’s annual target performance bonus as in effect for the fiscal year in which the termination occurs, (iii) we will pay the premiums for coverage under COBRA for the executive and the executive’s dependents, if any, for up to 12 months following the executive’s termination of employment, and (iv) vesting acceleration of 100% of any outstanding equity awards held by the executive on the date of the executive’s termination (in the case of an equity award with performance-based vesting, unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria will be deemed achieved at the greater of actual performance measured as of the date of termination or 100% of target levels).

In the event any payment to an executive pursuant to the applicable severance agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the executive will receive such payment as would entitle the executive to receive the greatest after-tax benefit, even if it means that we pay the executive a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Outstanding Equity Awards as of Fiscal Year End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of April 30, 2019:

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Shay Banon	04/19/2016	605,250	(1)	—	5.46	04/18/2026
	09/07/2017	432,159	(2)	432,159	10.15	09/06/2027
	09/07/2017	314,297	(3)	—	10.15	09/06/2027
	04/02/2018	100,000	(4)	300,000	13.07	04/02/2028

Janesh Moorjani	09/07/2017	602,169	(5)	—	10.15	09/06/2027
	04/02/2018	—	(6)	50,000	13.07	04/02/2028

Aaron Katz	07/04/2014	513,037	(3)	—	4.26	07/03/2024
	03/10/2016	415,889	(7)	294,588	5.46	03/09/2026
	04/02/2018	—	(6)	200,000	13.07	04/02/2028

(1)

The option is subject to an early exercise provision and is immediately exercisable. Shares subject to the option vest in 48 equal monthly installments beginning on January 1, 2016 subject to continued service to us through the applicable vesting date.

(2)	Shares subject to the option vest in 48 equal monthly installments beginning on May 1, 2017 subject to continued service to us through the applicable vesting date.
(3)	Shares subject to the option are fully vested and immediately exercisable.
(4)	Shares subject to the option vest in 48 equal monthly installments beginning on May 2, 2018 subject to continued service to us through the applicable vesting date.
(5)

The option is subject to an early option exercise provision and is immediately exercisable. One-fourth of the shares subject to the option vested on August 28, 2018 and 1/48th of the shares subject to the option vest monthly thereafter, subject to continued service to us through each applicable vesting date.

(6)	Shares subject to the option vest in 48 equal monthly installments beginning on November 1, 2019 subject to continued service to us through the applicable vesting date.
(7)	One-fourth of the shares subject to the option vested on July 4, 2016 and 1/48 vest monthly thereafter subject to continued service to us through the applicable vesting date.

Employee Benefit and Share Plans

2012 Stock Option Plan

Our 2012 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares and performance units to our employees, directors and consultants and our parent, subsidiary and affiliate corporations’ employees and consultants.

Authorized shares.    A total of 9,649,123 ordinary shares are available for issuance pursuant to the 2012 Plan as of April 30, 2019. In addition, shares may become available under the 2012 Plan as described below.

The number of shares available for issuance under the 2012 Plan includes an annual increase on the first day of each fiscal year beginning in fiscal 2020, equal to the lesser of:

•	9 million shares;

•	5% of the outstanding ordinary shares as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is repurchased due to failure to vest, the unissued shares (or for awards other than stock options or stock appreciation rights, the repurchased shares) will become available for future grant or sale under our 2012 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2012 Plan and all remaining shares will remain available for future grant or sale under the 2012 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2012 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2012 Plan.

Plan administration.    The 2012 Plan is generally administered by our compensation committee. Subject to the provisions of our 2012 Plan, the administrator has all powers and discretion necessary or appropriate to administer the 2012 Plan and to control its operation. The administrator’s powers include the power to:

•	determine the fair market value of our ordinary shares;

•	select the employees or consultants (including directors) to whom awards may be granted;

•	determine the number of our ordinary shares to be covered by each award, approve the forms of agreement and other related documents used under the 2012 Plan;

•

determine the terms and conditions, not inconsistent with the terms of the 2012 Plan, of any award granted thereunder, including but not limited to the exercise or purchase price, the time or times when awards may vest or be exercised, the circumstances when vesting will be accelerated or forfeiture restrictions will be waived, and any restriction or limitation regarding any award or ordinary shares that are covered by an award;

•

amend any outstanding award or agreement relating to any ordinary shares covered by an award, including any amendment adjusting vesting, provided that no amendment will be made that would materially and adversely affect the rights of any participant without his or her consent;

•	determine whether and under what circumstances an award may be settled in cash instead of ordinary shares, subject to applicable laws;

•

subject to applicable laws, implement an exchange program and establish the terms and conditions of such exchange program without consent of the holders of our ordinary shares, provided that no amendment or adjustment to an award that would materially and adversely affect the rights of any participant will be made without his or her consent;

•

approve addenda pursuant to the terms of the 2012 Plan or to modify the terms of, any outstanding award agreement or any agreement relating to any ordinary shares covered by an award held by participants who are non-U.S. nationals or employed outside the United States with such terms and conditions as the administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom which deviate from the terms and conditions set forth in the 2012 Plan to the extent necessary or appropriate to accommodate such differences;

•

construe and interpret the terms of the 2012 Plan and any award agreement or any agreement relating to any ordinary shares covered by an award, which constructions, interpretations and decisions will be final and binding on all participants;

•	authorize any person to execute on behalf of us any instrument required to effect the grant of an award previously granted by the administrator;

•	allow participants to satisfy withholding obligations in such manner as prescribed by the 2012 Plan; and

•	make all other determinations necessary or advisable for administering the 2012 Plan.

The administrator’s decisions are final and binding on all participants and any other persons holding awards.

Stock options.    Stock options may be granted under our 2012 Plan. The exercise price of options granted under our 2012 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of our ordinary shares on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of options.

Stock appreciation rights.    Stock appreciation rights may be granted under our 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with our ordinary shares, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock.    Restricted stock may be granted under our 2012 Plan. Restricted stock awards are grants of our ordinary shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of ordinary shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2012 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase.

Restricted stock units.    Restricted stock units may be granted under our 2012 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one of our ordinary shares. Subject to the provisions of our 2012 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restricted stock units will vest.

Performance units and performance shares.    Performance units and performance shares may be granted under our 2012 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our ordinary shares on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination.

Non-executive directors.    The 2012 Plan provides that all eligible non-executive directors are eligible to receive all types of awards under the 2012 Plan (other than incentive stock options).

Non-transferability of awards.    Unless the administrator provides otherwise, our 2012 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2012 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2012 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2012 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control.    The 2012 Plan provides that in the event of a merger or change in control, as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period. Additionally, the 2012 Plan provides that, in the event of a merger or change in control, each outstanding equity award granted under our 2012 Plan that is held by a non-executive director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable.

Amendment; termination.    The administrator has the authority to amend or terminate the 2012 Plan provided such action will not materially and adversely affect the rights of any participant. The 2012 Plan will automatically terminate in 2028, unless we terminate it sooner.

Executive Incentive Compensation Plan

Our board of directors has adopted, and our General Meeting has approved, the Executive Incentive Compensation Plan (the “Bonus Plan”). Our compensation committee administers the Bonus Plan. The Bonus Plan allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to any award, which goals may include, without limitation: (i) attainment of research and development milestones, (ii) bookings, (iii) business divestitures and acquisitions, (iv) calculated billings, (v) cash flow, (vi) cash position, (vii) contract awards or backlog, (viii) customer renewals, (ix) customer retention rates from an acquired company, subsidiary, business unit or division, (x) earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), (xi) earnings per share, (xii) expenses, (xiii) gross margin, (xiv) growth in stockholder value relative to the moving average of the S&P 500 Index or another index, (xv) internal rate of return, (xvi) market share, (xvii) net income, (xviii) net profit, (xix) net sales, (xx) new product development, (xxi) new product invention or innovation, (xxii) number of customers, (xxiii) operating cash flow, (xxiv) operating expenses, (xxv) operating income, (xxvi) operating margin, (xxvii) overhead or other expense reduction, (xxviii) product defect measures, (xxix) product release timelines, (xxx) productivity, (xxxi) profit, (xxxii) retained earnings, (xxxiii) return on assets, (xxxiv) return on capital, (xxxv) return on equity, (xxxvi) return on investment, (xxxvii) return on sales, (xxxviii) revenue, (xxxix) revenue growth, (xl) sales results, (xli) sales growth, (xlii) stock price, (xliii) time to market, (xliv) total stockholder return, (xlv) working capital, and (xlvi) individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit or company wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Our compensation committee will have the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) and Other Plans

We maintain a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their accounts under the 401(k) plan. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. We typically make matching contributions to the plan up to 6% of an eligible employee’s compensation. All eligible employees’ interests in our matching contributions, if any, vest immediately at the time of contribution. The 401(k) plan also contains a Roth component.

We also maintain defined-contribution plans for employees in certain other countries.

Limitation on Liability and Indemnification Matters

Our articles of association provides that we will indemnify our current and former directors against:

(i)	the reasonable costs of conducting a defense against claims resulting from an act or omission in performing their duties or in performing other duties we have asked them to fulfil;

(ii)	any compensation or financial penalties they owe as a result of an act or omission as referred to under (i) above;

(iii)	any amounts they owe under settlements they have reasonably entered into in connection with an act or omission as referred to under (i) above;

(iv)	the reasonable costs of other proceedings in which they are involved as a current or former director, except for proceedings in which they are primarily asserting their own claims; and

(v)	tax damage due to reimbursements in accordance with the above,

to the extent this relates to the indemnified person’s current or former position with us and/or a group company and in each case to the extent permitted by applicable law.

No indemnification shall be given to an indemnified person insofar as:

(i)

it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), willfully reckless (bewust roekeloos) or seriously culpable. In that case, the indemnified person must immediately repay the sums reimbursed by the company, unless Dutch law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness; or

(ii)	the costs or the capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses; or

(iii)	the indemnified person failed to notify the company as soon as possible of the costs or the capital losses or of the circumstances that could lead to the costs or capital losses.

Our articles of association will not eliminate a director’s duty of care, and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Dutch law. This provision also will not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

In addition to the indemnification included in our articles of association, we have entered into and expect to continue to enter into agreements to indemnify each of our current directors, officers and some employees. With specified exceptions, these agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. Our directors who are affiliated with venture capital funds also have certain rights of indemnification provided by their venture capital funds and the affiliates of those funds (which we refer to as the fund indemnitors). We have agreed to indemnify the fund indemnitors to the extent of any claims asserted against the fund indemnitors that arise solely from the status or conduct of these directors in their capacity as our directors. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions in our articles of association. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since April 30, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our ordinary shares, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Share Option Grants to Executive Officers

We have granted share options to our named executive officers. For a description of these options, see “Executive Compensation—Outstanding Equity Awards as of Fiscal Year End.”

Offer Letters

We have entered into employment letters and other arrangements containing compensation, termination and change of control provisions, among others, with our executive officers.

For a description of these arrangements, see “Executive Compensation—Named Executive Officer Employment Letters.”

Indemnification Agreements

Our articles of association provide that we will indemnify our current and former directors. We have also entered into indemnification agreements with each of our officers who are not directors. The indemnification agreements require us to indemnify our officers to the fullest extent permitted by Dutch law.

Policies and Procedures for Related Party Transactions

We have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our ordinary shares and any member of the immediate family of any of the foregoing persons, is not permitted to enter into a related-party transaction with us without the consent of our audit committee, subject to the exceptions described below.

Our audit committee is authorized to review and approve or ratify any related person transactions to the extent these are not material to (i) the company, (ii) directors or (iii) persons holding at least 10% of the shares in the company. Related person transactions that are material to (i) the company, (ii) directors or (iii) persons holding at least 10% of the shares in the company will be reviewed by the audit committee and approved and ratified by our board of directors. The approval or ratification of a related person transaction by the board of directors requires a majority of the votes of the non-executive directors in favor of such proposal.

In approving or rejecting any such proposal, our audit committee or board of directors, as the case may be, is to consider the relevant facts and circumstances available and deemed relevant to our audit committee or board of directors, including whether the transaction is in, and not inconsistent with, the best interests of the company and its stakeholders, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our board of directors has determined that certain transactions will not require approval, including certain employment arrangements of executive officers; director compensation; transactions with another company at which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed $120,000 in any fiscal year; transactions where a related party’s interest arises solely from the ownership of our ordinary shares and all holders of our ordinary shares received the same benefit on a pro rata basis; and transactions available to all employees generally.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors, and principal shareholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

OTHER MATTERS

Elastic knows of no other matters to be submitted at the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the proxy card to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the proxy, whether through telephonic or Internet voting or, alternatively, by using a paper copy of the proxy card that has been requested.

It is important that your shares be represented at the Extraordinary Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the proxy card or, if so requested, by executing and returning, at your earliest convenience, the requested proxy card in the envelope that will have been provided.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

Elastic has instituted householding for shareholders of record. Certain brokerage firms may have also instituted householding for beneficial owners of Elastic Ordinary Shares held through brokerage firms. If your household has multiple accounts holding Elastic Ordinary Shares, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this proxy statement/prospectus promptly upon your request. Elastic shareholders may decide at any time to revoke a decision to household, and thereby receive multiple copies.

LEGAL MATTERS

The validity of the Elastic Ordinary Shares to be issued in connection with the Merger and being offered hereby will be passed upon for Elastic by De Brauw Blackstone Westbroek N.V., The Netherlands.

EXPERTS

Elastic

The financial statements as of April 30, 2018 and 2019 and for each of the three years in the period ended April 30, 2019 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Endgame

The consolidated financial statements of Endgame and its subsidiaries as of December 2018 and 2017, and for each of the years in the three years ended December 31, 2018 included in this proxy statement/prospectus have been so included in reliance on the report of Cherry Bekaert LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. The SEC also maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that are filed electronically with the SEC.

These documents are also available, free of charge, through the Investors section of our website, which is located at www.elastic.co. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Elastic N.V.

For the Fiscal Year Ended April 30, 2019

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Consolidated Balance Sheets as of April 30, 2019 and 2018	F-3
Consolidated Statements of Operations for the years ended April 30, 2019, 208 and 2017	F-4
Consolidated Statements of Comprehensive Loss for the years ended April 30, 2019, 208 and 2017	F-5
Consolidated Statements of Redeemable Convertible Preference Shares and Shareholders’ Equity (Deficit) for the years ended April 30, 2019, 2018 and 2017	F-6
Consolidated Statements of Cash Flows for the years ended April 30, 2019, 2018 and 2017	F-7
Notes to the Consolidated Financial Statements	F-8

The supplementary financial information required by this Item 14 is included in the section titled, “Elastic Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the caption “Quarterly Results of Operations”.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Elastic N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Elastic N.V. and its subsidiaries (the “Company”) as of April 30, 2019 and April 30, 2018, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preference shares and shareholders’ equity (deficit), and of cash flows for each of the three years in the period ended April 30, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2019 and April 30, 2018, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 28, 2019

We have served as the Company’s auditor since 2018.

Elastic N.V.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of April 30,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$298,000	$50,941
Restricted cash	2,280	668
Accounts receivable, net of allowance for doubtful accounts of $1,411 and $776 as of April 30, 2019 and April 30, 2018, respectively	81,274	53,233
Deferred contract acquisition costs	17,215	12,125
Prepaid expenses and other current assets	30,872	15,261

Total current assets	429,641	132,228
Property and equipment, net	5,448	4,536
Goodwill	19,846	19,182
Intangible assets, net	6,723	8,297
Deferred contract acquisition costs, non-current	8,935	5,954
Deferred offering costs	—	242
Deferred tax assets	1,748	3,946
Other assets	13,397	8,628

Total assets	$485,738	$183,013

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$4,450	$2,176
Accrued expenses and other liabilities	18,740	11,816
Accrued compensation and benefits	22,147	15,191
Deferred revenue	158,243	95,929

Total current liabilities	203,580	125,112
Deferred revenue, non-current	12,423	6,632
Other liabilities, non-current	6,723	3,877
Total liabilities	222,726	135,621

Commitments and contingencies (Note 7)
Redeemable convertible preference shares, par value €0.001 per share; No shares authorized, issued, or outstanding as of April 30, 2019; 29,026,193 shares authorized; 28,939,466 shares issued and outstanding as of April 30, 2018	—	200,921

Shareholders’ equity (deficit):
Convertible preference shares, €0.01 par value; 165,000,000 shares authorized, 0 shares issued and outstanding as of April 30, 2019; 0 shares authorized, issued and outstanding as of April 30, 2018	—	—
Ordinary shares, par value €0.01 per share: 165,000,000 shares authorized; 73,675,083 shares issued and outstanding as of April 30, 2019	754	—
Ordinary shares, par value of €0.001 per share; 72,000,000 shares authorized; 0 and 33,232,955 shares issued and outstanding as of April 30, 2019 and April 30, 2018, respectively	—	33
Treasury stock, 35,937 shares (repurchased at an average price of $10.30 per share)	(369)	(369)
Additional paid-in capital	581,135	62,542
Accumulated other comprehensive loss	(1,431)	(961)
Accumulated deficit	(317,077)	(214,774)

Total shareholders’ equity (deficit)	263,012	(153,529)

Total liabilities, redeemable convertible preference shares and shareholders’ equity (deficit)	$485,738	$183,013

The accompanying notes are an integral part of these consolidated financial statements.

Elastic N.V.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended April 30,
	2019	2018	2017
Revenue
License – self-managed	$39,474	$25,759	$14,503
Subscription – self-managed and SaaS	208,780	123,623	65,243

Total subscription revenue	248,254	149,382	79,746
Professional services	23,399	10,553	8,431

Total revenue	271,653	159,935	88,177

Cost of revenue
Cost of license – self-managed	387	387	55
Cost of subscription – self-managed and SaaS	53,560	27,920	13,161

Total cost of revenue – subscription	53,947	28,307	13,216
Cost of professional services	24,063	12,433	6,629

Total cost of revenue	78,010	40,740	19,845

Gross profit	193,643	119,195	68,332

Operating expenses
Research and development	101,167	55,641	32,601
Sales and marketing	147,296	82,606	56,612
General and administrative	46,536	28,942	26,291

Total operating expenses	294,999	167,189	115,504

Operating loss	(101,356)	(47,994)	(47,172)
Other income (expense), net	3,441	(1,357)	(583)

Loss before income taxes	(97,915)	(49,351)	(47,755)
Provision for income taxes	4,388	3,376	4,213

Net loss	$(102,303)	$(52,727)	$(51,968)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.86)	$(1.65)	$(1.71)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	54,893,365	32,033,792	30,359,419

The accompanying notes are an integral part of these consolidated financial statements.

Elastic N.V.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended April 30,
	2019	2018	2017
Net loss	$(102,303)	$(52,727)	$(51,968)
Other comprehensive loss:
Foreign currency translation adjustments	(470)	931	(432)

Other comprehensive income (loss)	(470)	931	(432)

Total comprehensive loss	$(102,773)	$(51,796)	$(52,400)

The accompanying notes are an integral part of these consolidated financial statements.

Elastic N.V.

Consolidated Statements of Redeemable Convertible Preference Shares

and Shareholders’ Equity (Deficit)

(in thousands, except share data)

	Redeemable Convertible Preference Shares		Shares		Treasury Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of April 30, 2016	25,394,234	$143,115	29,770,625	$30	$—	$8,607	$(1,460)	$(110,079)	$(102,902)
Issuance of Series D redeemable convertible preference shares, net of issuance costs of $194	3,545,232	57,806	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	—	—	672,447	—	—	2,086	—	—	2,086
Repurchase of ordinary shares	—	—	(2,000)	—	(25)	—	—	—	(25)
Vesting of early exercised stock options	—	—	—	109	109
Ordinary shares issued in connection with the acquisition of Prelert	—	—	688,975	1	—	5,707	—	—	5,708
Stock-based compensation	—	—	—	—	—	18,886	—	—	18,886
Net Loss	—	—	—	—	—	—	—	(51,968)	(51,968)
Foreign currency translation	—	—	—	—	—	—	(432)	—	(432)

Balances as of April 30, 2017	28,939,466	200,921	31,130,047	31	(25)	35,395	(1,892)	(162,047)	(128,538)

Issuance of ordinary shares upon exercise of stock options	—	—	668,518	1	—	2,336	—	—	2,337
Issuance of ordinary shares related to early exercised stock options	—	—	148,630	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	(33,937)	—	(344)	—	—	—	(344)
Vesting of early exercised stock options	—	—	—	—	—	109	—	—	109
Ordinary shares issued in connection with the acquisition of Prelert	—	—	98,425	—	—	—	—	—	—
Ordinary shares issued in connection with the acquisition of Opbeat	—	—	488,998	—	—	4,018	—	—	4,018
Ordinary shares issued in connection with the acquisition of Swiftype	—	—	732,274	1	—	8,391	—	—	8,392
Stock-based compensation	—	—	—	—	—	12,293	—	—	12,293
Net Loss	—	—	—	—	—	—	—	(52,727)	(52,727)
Foreign currency translation	—	—	—	—	—	—	931	—	931

Balances as of April 30, 2018	28,939,466	200,921	33,232,955	33	(369)	62,542	(961)	(214,774)	(153,529)

Change in par value upon conversion from B.V. to N.V.	—	—	—	303	—	(303)	—	—	—
Conversion of redeemable convertible preference shares to ordinary shares upon initial public offering	(28,939,466)	(200,921)	28,939,466	289	—	200,632	—	—	200,921
Issuance of ordinary shares upon initial public offering, net of underwriting discounts and issuance costs	—	—	8,050,000	93	—	263,749	—	—	263,842
Issuance of ordinary shares upon exercise of stock options	—	—	3,117,320	33	—	18,519	—	—	18,552
Issuance of ordinary shares upon subscription of restricted stock awards	—	—	244,498	3	—	(3)	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	1,019	—	—	1,019
Vesting of ordinary shares subject to repurchase	—	—	—	—	—	449	—	—	449
Repurchase of early exercised stock options	—	—	(43,630)	—	—	—	—	—	—
Ordinary shares issued in connection with the acquisition of Lambda Lab	—	—	134,474	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	34,531	—	—	34,531
Net loss	—	—	—	—	—	—	—	(102,303)	(102,303)
Foreign currency translation	—	—	—	—	—	—	(470)	—	(470)

Balances as of April 30, 2019	—	$—	73,675,083	$754	$(369)	$581,135	$(1,431)	$(317,077)	$263,012

The accompanying notes are an integral part of these consolidated financial statements.

Elastic N.V.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended April 30,
	2019	2018	2017
Cash flows from operating activities
Net loss	$(102,303)	$(52,727)	$(51,968)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	5,695	5,066	3,150
Amortization of deferred contract acquisition costs	21,374	12,731	8,417
Stock-based compensation expense	39,942	12,742	18,886
Deferred income taxes	3,621	(323)	663
Other	69	1	30
Changes in operating assets and liabilities, net of impact of business acquisitions:
Accounts receivable, net	(29,804)	(21,606)	(11,128)
Deferred contract acquisition costs	(30,006)	(20,497)	(12,290)
Prepaid expenses and other current assets	(18,049)	(6,920)	(3,707)
Other assets	(3,292)	(8,502)	600
Accounts payable	2,226	(23)	(241)
Accrued expenses and other liabilities	10,872	5,380	1,935
Accrued compensation and benefits	3,842	8,045	2,595
Deferred revenue	71,876	45,814	26,951

Net cash used in operating activities	(23,937)	(20,819)	(16,107)

Cash flows from investing activities
Purchases of property and equipment	(3,447)	(2,968)	(843)
Purchases of short-term investments	—	—	(15,000)
Maturities of short-term investments	—	15,000	—
Business acquisitions, net of cash acquired	(1,986)	(3,702)	(4,488)
Other	(2,850)	—	—

Net cash (used in) provided by investing activities	(8,283)	8,330	(20,331)

Cash flows from financing activities
Proceeds from the issuance of redeemable convertible preference shares, net of issuance costs	—	—	57,806
Net proceeds from issuance of ordinary shares in initial public offering	269,514	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	18,552	2,337	2,086
Proceeds from the issuance of ordinary shares related to early exercise of stock options	—	1,566	—
Repurchase of ordinary shares	—	(344)	(25)
Repurchase of early exercised options	(500)	—	—
Repayment of notes payable	(106)	(132)	(106)
Payment of deferred offering costs	(5,672)	—	—

Net cash provided by financing activities	281,788	3,427	59,761

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(897)	781	(635)

Net increase (decrease) in cash, cash equivalents, and restricted cash	248,671	(8,281)	22,688

Cash, cash equivalents, and restricted cash, beginning of period	51,609	59,890	37,202

Cash, cash equivalents, and restricted cash, end of period	$300,280	$51,609	$59,890

Supplemental disclosures of cash flow information
Cash paid for income taxes	$3,067	$3,189	$1,442
Cash paid for interest	$9	$14	$21
Supplemental disclosures of non-cash investing and financing information
Purchases of property and equipment included in accounts payable	$157	$6	$69
Vesting of early exercised stock options	$1,019	$109	$109
Vesting of shares subject to repurchase	$449	$—	$—
Issuance of ordinary shares for business acquisition	$—	$12,410	$5,708
Deferred offering costs accrued, unpaid	$—	$242	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Elastic N.V. (formerly Elasticsearch Global B.V. and subsequently Elastic B.V.) (the “Company”) was founded in 2012 and has its corporate seat in Amsterdam, the Netherlands. Elastic is a search company. It created the Elastic Stack, a powerful set of software products that ingest and store data from any source and in any format, and perform search, analysis, and visualization in milliseconds or less. Developers build on top of the Elastic Stack to apply the power of search to their data and solve business problems. The Company also offers software solutions built on the Elastic Stack that address a wide variety of use cases including app search, site search, enterprise search, logging, metrics, application performance monitoring (“APM”), business analytics, and security analytics. The Elastic Stack and the Company’s solutions are designed to run on premises, in public or private clouds, or in hybrid environments.

Initial Public Offering

In October 2018, the Company completed its initial public offering (“IPO”) in which it issued and sold 8,050,000 ordinary shares at an offering price of $36.00 per share, including 1,050,000 ordinary shares pursuant to the exercise in full of the underwriters’ option to purchase additional shares. The Company received net proceeds of $263.8 million, after deducting underwriting discounts and commissions of $20.3 million and offering expenses of $5.7 million. Immediately prior to the closing of the IPO, all 28,939,466 shares of the Company’s then-outstanding redeemable convertible preference shares automatically converted into 28,939,466 ordinary shares at their respective conversion ratios and the Company reclassified $200.6 million from temporary equity to additional paid-in capital and $0.3 million to ordinary shares on its consolidated balance sheet.

The Company’s articles of association designated and authorized the Company to issue 72 million ordinary shares with a par value of €0.001 per share up until immediately prior to the completion of the IPO at which time the authorized ordinary shares increased to 165 million. In addition, the par value of ordinary shares was changed from €0.001 per share to €0.01 per share as required by Dutch law at the time of the Company’s conversion into a Dutch public limited company (naamloze vennootschap).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no effect on the previously reported net loss.

Fiscal Year

The Company’s fiscal year ends on April 30. References to fiscal 2019, for example, refer to the fiscal year ended April 30, 2019.

Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, allocation of revenue between recognized and deferred amounts, deferred contract acquisition costs, allowance for doubtful accounts, valuation of stock-based compensation, fair value of ordinary shares, fair value of acquired intangible assets and goodwill, useful lives of acquired intangible assets and property and equipment, and valuation allowance for deferred income taxes. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Foreign Currency

The reporting currency of the Company is the U.S. dollar. The Company determines the functional currency of each subsidiary in accordance with ASC 830, Foreign Currency Matters, based on the currency of the primary economic environment in which each subsidiary operates. Items included in the financial statements of such subsidiaries are measured using that functional currency.

For the subsidiaries where the U.S. dollar is the functional currency, foreign currency denominated monetary assets and liabilities are re-measured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are re-measured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency re-measurement and settlements are included in other income (expense), net in the consolidated statement of operations. For the years ended April 30, 2019, 2018 and 2017, the Company recognized re-measurement gain of $0.2 million, a loss of $1.3 million and a loss of $0.6 million, respectively.

For subsidiaries where the functional currency is other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity (deficit), into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive loss as a component of shareholders’ equity (deficit) in the consolidated balance sheet.

Comprehensive Loss

The Company’s comprehensive loss includes net loss and unrealized gains and losses on foreign currency translation adjustments.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments, including money market funds with an original maturity of three months or less at the date of purchase, to be cash equivalents. The carrying amount of the Company’s cash equivalents approximates fair value, due to the short maturities of these instruments. Restricted cash represents cash on deposit with financial institutions in support of letters of credit in favor of certain landlords for non-cancelable lease agreements.

Cash, cash equivalents, and restricted cash as reported in the Company’s consolidated statement of cash flows includes the aggregate amounts of cash and cash equivalents and the restricted cash as shown on the consolidated balance sheet. Cash, cash equivalents, and restricted cash as reported in the Company’s consolidated statement of cash flows consists of the following (in thousands):

	As of April 30,
	2019	2018
Cash and cash equivalents	$298,000	$50,941
Restricted cash	2,280	668

Cash, cash equivalents and restricted cash	$300,280	$51,609

Short-Term Investments

Investments with an original maturity of three months or less at the date of purchase are considered cash equivalents, while all other investments are classified as short-term or long-term based on the nature of the investments, their maturities, and their availability for use in current operations. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s short-term investments consist of bank deposits with original maturities greater than three months but less than twelve months and are classified as short-term investments within current assets in the consolidated balance sheet.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash equivalents, accounts receivable, accounts payable, and accrued liabilities. Cash equivalents are stated at amortized cost, which approximates fair value at the balance sheet dates, due to the short period of time to maturity. Accounts receivable, accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheet consisting primarily of cash equivalents are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company measures its financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value:

•	Level 1: Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2:    Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short period of time to maturity, receipt or payment.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, restricted cash, short-term investments, and accounts receivable. The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. The Company invests its excess cash in highly-rated money market funds and in short-term investments. The Company extends credit to customers in the normal course of business. The Company performs credit analyses and monitors the financial health of its customers to reduce credit risk. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Management performs ongoing credit evaluations of customers and maintain allowances for potential credit losses on customers’ accounts when deemed necessary.

As of April 30, 2019 and 2018, no customer represented 10% or more of net accounts receivable. No customer accounted for more than 10% of the Company’s revenue for the years ended April 30, 2019, 2018 and 2017, respectively.

Accounts Receivable, Unbilled Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of amounts billed currently due from customers. The Company’s accounts receivable are subject to collection risk. Gross accounts receivable are reduced for this risk by an allowance for doubtful accounts. This allowance is for estimated losses resulting from the inability of the Company’s customers to make required payments. The Company determines the need for an allowance for doubtful accounts based upon various factors, including past collection experience, credit quality of the customer, age of the receivable balance, and current economic conditions, as well as specific circumstances arising with individual customers. Accounts receivables are written off against the allowance when management determines a balance is uncollectible and the Company no longer actively pursues collection of the receivable.

The Company does not typically offer right of refund in its contracts. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the Company’s receivables portfolio. The Company has not experienced significant credit losses from its accounts receivable. As of April 30, 2019 and 2018, the allowance for doubtful accounts was $1.4 million and $0.8 million, respectively. Activity related to the Company’s allowance for doubtful accounts was as follows (in thousands):

	Year ended April 30,
	2019	2018	2017
Beginning balance	$776	$357	$52
Bad debt expense	1,105	1,265	431
Accounts written off	(470)	(846)	(126)

Ending balance	$1,411	$776	$357

Unbilled accounts receivable represents amounts for which the Company has recognized revenue, pursuant to the Company’s revenue recognition policy, for fulfilled obligations, but not yet billed. The unbilled accounts receivable balance was $1.7 million and $1.1 million as of April 30, 2019 and 2018, respectively.

Capitalized Software Costs

Software development costs for software to be sold, leased, or otherwise marketed are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established upon the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. To date, costs to develop software that is marketed externally have not been capitalized as the current software development process is essentially completed concurrently with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expense in the consolidated statement of operations.

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, or costs related to development of web-based products are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. The Company did not capitalize any costs related to software developed for internal use or web-based products in the years ended April 30, 2019, 2018 and 2017.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the financial statements and any resulting gain or loss is reflected within the consolidated statement of operations. There was no material gain or loss incurred as a result of retirement or sale in the periods presented. Repair and maintenance costs are expensed as incurred.

Business Combinations

The Company has completed a number of acquisitions of other businesses in the past and may acquire additional businesses or technologies in the future. The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

When the Company issues stock-based or cash awards to an acquired company’s shareholders, the Company evaluates whether the awards are consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s shareholders beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

To date, the assets acquired and liabilities assumed in the Company’s business combinations have primarily consisted of goodwill and finite-lived intangible assets, consisting primarily of developed technologies, in-process research & development (“IPR&D”), customer relationships and trade names. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition. In connection with determination of fair values, the Company may engage independent appraisal firms to assist with the valuation of intangible and certain tangible assets acquired and certain assumed obligations.

Acquisition-related transaction costs incurred by the Company are not included as a component of consideration transferred, but are accounted for as an operating expense in the period in which the costs are incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the acquisition method for accounting and is not amortized. The Company tests goodwill for impairment at least annually, in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that this asset may be impaired. For the purposes of impairment testing, the Company has determined that it has one operating segment and one reporting unit. The Company’s test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, the Company compares the fair value of its reporting unit to its carrying value. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value. There was no impairment of goodwill recorded for the years ended April 30, 2019, 2018 and 2017.

Acquired Intangible Assets

Acquired amortizable intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets.

Useful life (in years)
Trade names	$4
Customer relationships	4
Developed technology	4-5

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and amortizable acquired intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include: significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. The Company determined that there were no events or changes in circumstances that indicated that its long-lived assets were impaired during the years ended April 30, 2019, 2018 and 2017.

In addition to the recoverability assessment, the Company periodically reviews the remaining estimated useful lives of property and equipment and amortizable intangible assets. If the estimated useful life assumption for any asset is changed, the remaining unamortized balance would be depreciated or amortized over the revised estimated useful life, on a prospective basis.

Deferred Offering Costs

Deferred offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of the Company’s ordinary shares in its IPO, including the legal, accounting, printing and other IPO-related costs. Upon consummation of the IPO in October 2018, $0.2 million of previously deferred offering costs along with additional offering costs of $5.5 million were reclassified to shareholders’ equity (deficit) and recorded against the proceeds from the offering.

Deferred Rent

Rent expense is recognized on a straight-line basis over the non-cancelable term of the operating lease. The Company records the difference between cash rent payments and recognized rent expense as a deferred rent liability included in other accrued liabilities and other liabilities, non-current on the consolidated balance sheet. Incentives granted under the Company’s facility leases, including allowances to fund leasehold improvements, are deferred and are recognized as adjustments to rent expense on a straight-line basis over the term of the lease.

Revenue Recognition

The Company generates revenue primarily from the sale of self-managed subscriptions (which include licenses for proprietary features, support, and maintenance) and SaaS subscriptions. The Company also generates revenue from professional services, which consist of consulting and training.

Prior to the year ended April 30, 2017, the Company had not previously reported under U.S. GAAP or prepared financial statements in accordance with U.S. GAAP, and therefore never reported revenue under ASC Topic 605, Revenue Recognition. The consolidated financial statements reflect the Company’s accounting for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which the Company early adopted on May 1, 2017. The Company is presenting the consolidated financial statements for the year ended April 30, 2017 as if ASC 606 had been effective for this period.

Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps:

(i) identification	of the contract with a customer;

The Company contracts with its customers through order forms, which in some cases are governed by master sales agreements. The Company determines that it has a contract with a customer when the order form has been approved, each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, reputation and financial or other information pertaining to the customer. At contract inception the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company has concluded that its contracts with customers do not contain warranties that give rise to a separate performance obligation.

(ii) determination	of whether the promised goods or services are performance obligations;

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

The Company’s self-managed subscriptions include both an obligation to provide access to proprietary features in its software, as well as an obligation to provide support (on both open source and proprietary features) and maintenance. The Company’s SaaS products provide access to hosted software as well as support, which the Company considers to be a single performance obligation.

Services-related performance obligations relate to the provision of consulting and training services. These services are distinct from subscriptions and do not result in significant customization of the software.

(iii) measurement	of the transaction price;

The Company measures the transaction price with reference to the standalone selling price (“SSP”) of the various performance obligations inherent within a contract. The SSP is determined based on the prices at which the Company separately sells these products, assuming the majority of these fall within a pricing range. In instances where SSP is not directly observable, such as when the Company does not sell the software license separately, the Company determines the SSP using information that may include market conditions and other observable inputs that can require significant judgment. There is typically more than one SSP for individual products and services due to the stratification of those products and services by quantity, term of the subscription, sales channel and other circumstances. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of the Company’s contracts contain a significant financing component.

(iv)    allocation of the transaction price to the performance obligations;

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative SSP. If one of the performance obligations is outside of the SSP range, the Company allocates SSP considering the midpoint of the range. The Company also considers if there are any additional material rights inherent in a contract, and if so, the Company allocates a portion of the transaction price to such rights based on SSP.

(v) recognition	of revenue when the Company satisfies each performance obligation;

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. The Company’s self-managed subscriptions include both upfront revenue recognition when the license is delivered as well as revenue recognized ratably over the contract period for support and maintenance based on the stand-ready nature of these subscription elements. Revenue on the Company’s SaaS product is recognized ratably over the contract period when the Company satisfies the performance obligation.

Consulting services are time-based arrangements and revenue is recognized as these services are performed. Revenue from training services is recognized on the dates these services are complete.

The Company generates sales directly through its sales team and through its channel partners. Sales to channel partners are made at a discount and revenues are recorded at this discounted price once all the revenue recognition criteria above are met. To the extent that the Company offers rebates, incentives or joint marketing funds to such channel partners, recorded revenues are reduced by this amount. Channel partners generally receive an order from an end-customer prior to placing an order with the Company. Payment from channel partners is not contingent on the partner’s collection from end-customers.

Cost of Revenue

Cost of revenue consists primarily of costs related to providing subscription and professional services to the Company’s customers, including personnel costs (salaries, bonuses and benefits, and stock-based compensation) and related expenses for customer support and services personnel, as well as cloud infrastructure costs, third-party expenses, depreciation of fixed assets, amortization associated with acquired intangible assets, and allocated overhead.

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation. Research and development costs also include depreciation and allocated overhead.

Advertising

Advertising costs are charged to operations as incurred or the first time the advertising takes place, based on the nature of the advertising, and include direct marketing, events, public relations, sales collateral materials and partner programs. Advertising costs were $6.5 million, $1.7 million, $1.0 million for the years ended April 30, 2019, 2018 and 2017 respectively. Advertising costs are recorded in sales and marketing expense in the consolidated statement of operations.

Stock-Based Compensation

Compensation expense related to stock awards issued to employees, including stock options, restricted stock awards (“RSAs”), and restricted stock units (“RSUs”) is measured at the fair value on the date of the grant and recognized over the requisite service period. The fair value of stock options is estimated on the date of the grant using the Black-Scholes option-pricing model. The fair value of RSAs and RSUs is estimated on the date of the grant based on the fair value of the Company’s underlying ordinary shares.

Compensation expense for stock options and RSUs is recognized on a straight-line basis over the requisite service period. Compensation expense for RSAs is amortized on a graded basis over the requisite service period as long as the underlying performance condition is probable to occur. RSAs issued till date included a performance condition in the form of a specified liquidity event. The liquidity event condition was satisfied upon the effectiveness of the Company’s registration statement on Form S-1, or IPO registration statement, on October 5, 2018. On that date, the Company recorded a cumulative stock-based compensation expense of $1.7 million using the accelerated attribution method for all RSAs, for which the service condition had been fully satisfied as of October 5, 2018. The remaining unrecognized stock-based compensation expense related to the RSAs will be recorded over their remaining requisite service periods. The Company recognizes forfeitures as they occur.

Net Loss per Share Attributable to Ordinary Shareholders

The Company calculates basic net loss per share by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, less shares subject to repurchase. Diluted net loss per share is computed by giving effect to all potentially dilutive ordinary share equivalents outstanding for the period, including stock options and restricted stock units.

Prior to the closing of the IPO in October 2018, the Company calculated basic and diluted net loss per share attributable to ordinary shareholders in conformity with the two-class method required for companies with participating securities. The Company considered all series of redeemable convertible preference shares and early exercised stock options to be participating securities as the holders were entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend was paid on ordinary shares. Under the two-class method, the net loss attributable to ordinary shareholders was not allocated to the redeemable convertible preference shares and early exercised stock options as the holders of redeemable convertible preference shares and early exercised stock options did not have a contractual obligation to share in losses.

Under the two-class method, basic net loss per share attributable to ordinary shareholders was calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, less shares subject to repurchase. Diluted net loss per share attributable to ordinary shareholders was computed by giving effect to all potentially dilutive ordinary shares outstanding for the period. For purposes of this calculation, redeemable convertible preference shares, stock options to acquire ordinary shares, contingently issuable shares, and early exercised stock options were considered potentially dilutive ordinary shares, but had been excluded from the calculation of diluted net loss per share attributable to ordinary shareholders as their effect was antidilutive.

Upon closing of the IPO, all shares of redeemable convertible preference shares then outstanding were automatically converted into an equivalent number of shares of ordinary shares on a one-to-one basis and their carrying amount reclassified into stockholders’ equity (deficit). As of April 30, 2019, the Company did not have any preference shares issued and outstanding.

Treasury Shares

Ordinary shares of the Company that are repurchased are recorded as treasury shares at cost and are included as a component of shareholders’ equity (deficit).

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 15 to the consolidated financial statements.

Income Taxes

The Company is subject to income taxes in the Netherlands and numerous foreign jurisdictions. These foreign jurisdictions may have different statutory rates than the Netherlands. The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and the tax basis of assets and liabilities, as well as for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized.

The calculation of the Company’s tax obligations involves dealing with uncertainties in the application of complex tax laws and regulations. ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon the Company’s evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than fifty percent likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than fifty percent likelihood that a tax benefit will be sustained, no tax benefit has been recognized.

Although the Company believes that it has adequately reserved for its uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. As the Company expands internationally, it will face increased complexity, and the Company’s unrecognized tax benefits may increase in the future. The Company makes adjustments to its reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

New Accounting Pronouncements Not Yet Adopted

Leases:    In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases (Topic 842), Targeted Improvements, which affect certain aspects of the previously issued guidance. Amendments include an additional transition method that allows entities to apply the new standard on the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings. The new guidance becomes effective for the Company for the year ending April 30, 2020.

The ASU provides an optional transition method that entities can use when adopting the standard. Upon adoption of the new standard as of May 1, 2019, the Company will recognize a cumulative-effect adjustment to the opening balance of accumulated deficit as of the adoption date. The Company will elect the optional transition approach to not apply Topic 842 in the comparative periods presented.

Upon adoption, the Company is planning to elect the following:

•

the package of practical expedients which allows for not reassessing (1) whether existing contracts contain leases, (2) the lease classification for existing leases, and (3) whether existing initial direct costs meet the new definition.

•

the practical expedient in ASC Subtopic 842-10 to not separate non-lease components from lease components and instead account for each separate lease component and non-lease components associated with that lease component as a single lease component by class of the underlying asset.

•

not to recognize ROU assets and lease liabilities for short-term leases, which have a lease term of twelve months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company is not planning to elect the hindsight practical expedient.

The Company expects that the adoption of Topic 842 will result in the recognition of total right-of-use assets between $25.0 million and $30.0 million and total lease liabilities between $25.0 million and $30.0 million, with the most significant impact related to office space leases. The Company does not have any finance leases. The Company does not expect the adoption of Topic 842 to have a material impact to the consolidated statements of operations or to have any impact on its cash flows from operating, investing or financing activities.

Credit Losses:    In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). ASU 2016-13 changes the impairment model for most financial assets, and will require the use of an expected loss model in place of the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The update to the standard becomes effective for the Company for the year ending April 30, 2021. The Company is currently evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

Goodwill Impairment:    In January 2017, the FASB issued ASU No. 2017-04, Intangibles— Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The new standard will simplify the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The new guidance becomes effective for the Company for the year ending April 30, 2021, though early adoption is permitted. The Company does not expect the adoption of the new accounting standard will have a material impact on its consolidated financial statements.

Comprehensive Income:    In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. For all entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods therein. The new guidance becomes effective for the Company for the year ending April 30, 2020, though early adoption is permitted. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

Fair Value Measurements:    In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which modifies, removes and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. The new guidance becomes effective for the Company for the year ending April 30, 2021. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

Intangible Assets:    In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The new guidance becomes effective for the Company for the year ending April 30, 2021, though early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

3. Revenue and Performance Obligations

Disaggregation of Revenue

The following table presents revenue by category (in thousands):

	Year Ended April 30,
	2019		2018		2017
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Self-managed subscription	$202,419	74%	$123,898	77%	$70,398	79%
License	39,474	15%	25,759	16%	14,503	16%
Subscription	162,945	60%	98,139	61%	55,895	63%
SaaS	45,835	17%	25,484	16%	9,348	11%

Total subscription revenue	248,254	91%	149,382	93%	79,746	90%
Professional services	23,399	9%	10,553	7%	8,431	10%

Total revenue	$271,653	100%	$159,935	100%	$88,177	100%

Remaining Performance Obligations

As of April 30, 2019, the Company had $352.5 million of remaining performance obligations, which is comprised of product and services revenue not yet delivered. As of April 30, 2019, the Company expects to recognize approximately 88% of its remaining performance obligations as revenue over the next 24 months and the remainder thereafter.

4. Fair Value Measurements

The Company measures financial assets and liabilities that are measured at fair value on a recurring basis at each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table summarizes assets that are measured at fair value on a recurring basis as of April 30, 2019 (in thousands):

	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents:
Money market funds	$261,864	$—	$—	$261,864

Money market funds consist of cash equivalents with remaining maturities of three months or less at the date of purchase. The Company uses quoted prices in active markets for identical assets to determine the fair value of its Level 1 investments in money market funds. There were no financial instruments measured at fair value on a recurring basis as of April 30, 2018.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of April 30,
	2019	2018
Prepaid hosting costs	$12,006	$7,834
Deposits	1,268	582
Prepaid software subscription costs	4,326	2,483
Deferred stock-based compensation expense	784	496
Prepaid value added taxes	4,239	113
Other	8,249	3,753

Total prepaid expenses and other current assets	$30,872	$15,261

Property and Equipment, Net

The cost and accumulated depreciation of property and equipment were as follows (in thousands):

		As of April 30,
	Useful Life (in years)	2019	2018
Leasehold improvements	Lesser of estimated useful life or remaining lease term	$6,176	$5,725
Computer hardware and software	3	$5,393	5,132
Furniture and fixtures	3-5	$3,094	2,443
Assets under construction		$1,243	—

Total property and equipment		$15,906	$13,300
Less: accumulated depreciation		(10,458)	(8,764)

Property and equipment, net		$5,448	$4,536

Depreciation expense related to property and equipment was $2.7 million, $3.0 million and $2.6 million for the years ended April 30, 2019, 2018 and 2017, respectively.

Intangible Assets, Net

Intangible assets consisted of the following as of April 30, 2019 (in thousands):

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$12,130	$5,646	$6,484	2.5
Customer relationships	398	268	130	2.2
Trade names	972	863	109	2.2

Total	$13,500	$6,777	$6,723

Foreign currency translation adjustment			—

Total			$6,723

Intangible assets consisted of the following as of April 30, 2018 (in thousands):

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$10,791	$2,838	$7,953	3.4
Trade names	957	809	148	3.0
Customer relationships	398	175	223	2.9

Total	$12,146	$3,822	$8,324

Foreign currency translation adjustment			(27)

Total			$8,297

Amortization expense for the intangible assets for the years ended April 30, 2019, 2018 and 2017 was as follows (in thousands):

	Year Ended April 30,
	2019	2018	2017
Cost of revenue—cost of license—self-managed	$387	$387	$55
Cost of revenue—cost of subscription—self-managed and SaaS	2,421	1,521	404
Sales and marketing	148	119	70

Total amortization of acquired intangible assets	$2,956	$2,027	$529

The expected future amortization expense related to the intangible assets as of April 30, 2019 was as follows (in thousands, by fiscal year):

2020	$2,649
2021	2,616
2022	1,397
2023	61
2024	—

Total	$6,723

Goodwill

The following table represents the changes to goodwill (in thousands):

Carrying Amount
Balance as of April 30, 2017	$12,057
Addition from acquisition	6,810
Foreign currency translation adjustment	315

Balance as of April 30, 2018	$19,182

Addition from acquisition	1,038
Foreign currency translation adjustment	(374)

Balance of April 30, 2019	$19,846

There was no impairment of goodwill during the years ended April 30, 2019, 2018 and 2017.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	As of April 30,
	2019	2018
Accrued expenses	$8,124	$3,279
Income taxes payable	149	2,357
Value added taxes payable	4,236	2,536
Liability for early exercise of unvested stock options	—	1,566
Share repurchase liability	1,612	449
Other	4,619	1,629

Total accrued expenses and other liabilities	$18,740	$11,816

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of April 30,
	2019	2018
Accrued vacation	$9,655	$6,570
Accrued commissions	6,510	5,913
Post-combination compensation liability	655	655
Other	5,327	2,053

Total accrued compensation and benefits	$22,147	$15,191

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For annual contracts, the Company typically invoices customers at the time of entering into the contract. For multi-year agreements, the Company generally invoices customers on an annual basis prior to each anniversary of the contract start date. The Company records unbilled accounts receivable related to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to those fulfilled obligations. Contract liabilities consist of deferred revenue which is recognized over the contractual period.

The following table provides information about unbilled accounts receivable, deferred contract acquisition costs, and deferred revenue from contracts with customers (in thousands):

	As of April 30,
	2019	2018
Unbilled accounts receivable, included in accounts receivable, net	$1,710	$1,139
Deferred contract acquisition costs	$26,150	$18,079
Deferred revenue	$170,666	$102,561

Significant changes in the unbilled accounts receivable and the deferred revenue balances were as follows (in thousands):

	Unbilled Accounts Receivable
	Year Ended April 30,
	2019	2018	2017
Beginning balance	$1,139	$1,114	$556
Amounts transferred to accounts receivable from unbilled accounts receivable presented at the beginning of the period	(1,139)	(1,114)	(556)
Revenue recognized during the period in excess of invoices issued	1,710	1,139	1,114

Ending balance	$1,710	$1,139	$1,114

	Deferred Revenue
	Year Ended April 30,
	2019	2018	2017
Beginning balance	$102,561	$54,152	$27,222
Additions through acquisition	—	859	528
Increases due to invoices issued, excluding amounts recognized as revenue during the period	163,963	96,944	51,862
Revenue recognized that was included in deferred revenue balance at beginning of period	(95,858)	(49,394)	(25,460)

Ending balance	$170,666	$102,561	$54,152

Deferred Contract Acquisition Costs

Deferred contract acquisition costs represent costs that are incremental to the acquisition of customer contracts, which consist mainly of sales commissions and associated payroll taxes. The Company determines whether costs should be deferred based on sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract. Sales commissions for renewal of a contract are considered commensurate with the commissions paid for the acquisition of the initial contract given there is no substantive difference in commission rates.

Deferred contract acquisition costs are expensed commensurate with the recognition of revenue as performance obligations are satisfied. These performance obligations primarily relate to the Company’s subscription contracts which are typically sold for a one to three-year duration. Amortization of deferred contract acquisition costs is recognized in sales and marketing expense in the consolidated statement of operations. The Company periodically reviews the carrying amount of deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. The Company did not recognize any impairment of deferred contract acquisition costs during the years ended April 30, 2019, 2018 and 2017.

The following table summarizes the activity of the deferred contract acquisition costs (in thousands):

	Year Ended April 30,
	2019	2018	2017
Beginning balance	$18,079	$10,135	$6,262
Capitalization of contract acquisition costs	29,445	20,675	12,290
Amortization of deferred contract acquisition costs	(21,374)	(12,731)	(8,417)

Ending balance	$26,150	$18,079	$10,135

Deferred contract acquisition costs, current	17,215	12,125	7,288
Deferred contract acquisition costs, non- current	8,935	5,954	2,847

Total deferred contract acquisition costs	$26,150	$18,079	$10,135

6. Business Combinations

Fiscal 2019 Acquisition

Lambda Lab Corp.

In July 2018, the Company acquired 100% of the share capital of Lambda Lab Corp. (“Lambda Lab”), a privately held company headquartered in the United States. Lambda Lab was a code search company whose product was built on top of Elasticsearch and focused on building semantic understanding of code, exposed through powerful search features. Purchase consideration for the acquisition was $2.0 million in cash. Excluded from the purchase consideration are 134,474 ordinary shares of $2.2 million issued to certain employees of Lambda Lab. These shares are subject to repurchase until the two year anniversary of the close of the acquisition and are contingent upon these employees’ continued employment with the Company. The repurchase option lapses as to fifty percent of the ordinary shares on each anniversary of the close of the acquisition. The Company will record stock-based compensation expense of $2.2 million over the two year vesting term. During the year ended April 30, 2019, the Company recorded stock-based compensation expense of $1.4 million. As of April 30, 2019, a share repurchase liability, included in accrued expenses and other accrued liabilities and in other liabilities, non-current, was $1.1 million and $1.1 million, respectively. As of April 30, 2019, the deferred stock-based compensation expense included in prepaid expenses and other current assets was $0.8 million and in other assets was $0.1 million.

The following table summarizes the components of the Lambda Lab purchase price and the preliminary allocation of the purchase price at fair value (in thousands):

Cash paid	$1,997

Developed technology	$1,339
Trade name	15
Goodwill	1,038
Net liabilities acquired	(395)

Total purchase consideration	$1,997

The amount allocated to developed technology was $1.3 million. The fair value assigned to developed technology was determined primarily using the multi-period excess earnings model, which estimates the revenue and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets otherwise recognized. The acquired developed technology is being amortized on a straight-line basis over four years, which approximates the pattern in which these assets are utilized.

Goodwill of $1.0 million, none of which is deductible for tax purposes, was recorded in connection with the Lambda Lab acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Acquisition costs of $0.2 million were charged to general and administrative expenses in the consolidated statement of operations for the year ended April 30, 2019.

Lambda Lab has been included in the Company’s consolidated results of operations since the acquisition date. Lambda Lab’s results were immaterial to the Company’s consolidated results for the year ended April 30, 2019.

Fiscal 2018 Acquisitions

Swiftype, Inc.

In October 2017, the Company acquired 100% of the share capital of Swiftype, Inc. (“Swiftype”), a privately held company headquartered in the United States. Swiftype provided enterprise search and search engine platforms for organizations, websites and applications. The acquisition has been accounted for as a business combination and the Company has included the financial results of Swiftype in the consolidated financial statements from the date of the acquisition.

The following table summarizes the components of the Swiftype purchase price and the allocation of the purchase price at fair value (in thousands):

Cash paid	$1,724
Ordinary shares	8,392

Total consideration	$10,116

Developed technology	$5,392
Trade name	97
Customer relationships	158
Goodwill	1,885
Net assets acquired	2,584

Total purchase consideration	$10,116

Included in net assets acquired was $1.1 million of cash acquired.

Fifteen percent of the equity consideration, or 109,842 ordinary shares issued to the former shareholders, was subject to repurchase on the fifteen-month anniversary of the close of the acquisition for any indemnity claims. No indemnity claims were made by the Company during the indemnification period that expired in January 2019.

The amounts allocated to developed technology, customer relationships and trade name (the acquired intangible assets) total $5.6 million. The fair value assigned to developed technology was determined using the multi-period excess earnings model, which estimates the revenue and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets otherwise recognized. The fair value of the Company’s customer relationships was determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trade name was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over four years, which approximates the pattern in which these assets are utilized.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in thousands):

	Fair Value	Useful life (in years)
Developed technology	$5,392	4
Customer relationships	158	4
Trade name	97	4

Total identifiable intangible assets	$5,647

Goodwill of $1.9 million, none of which is deductible for tax purposes, was recorded in connection with the Swiftype acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Acquisition costs of $0.3 million were charged to general and administrative expenses in the consolidated statement of operations for the year ended April 30, 2018.

Opbeat, Inc.

In May 2017, the Company acquired 100% of the share capital of Opbeat, Inc. (“Opbeat”), a privately-held company headquartered in the United States. Opbeat was an APM company that helped developers find and fix issues faster by monitoring the end-to-end performance impact of changes to the application code.

The following table summarizes the components of the Opbeat purchase price and the allocation of the purchase price at fair value (in thousands):

Cash paid	$3,123
Ordinary shares	4,019

Total consideration	$7,142

Developed technology	$1,846
Goodwill	4,925
Net assets acquired	371

Total purchase consideration	$7,142

Included in net assets acquired was $0.1 million of cash acquired.

Fifteen percent of the equity consideration, or 73,349 ordinary shares, was subject to repurchase on the fifteen-month anniversary of the close of the acquisition for any indemnity claims. No indemnity claims were made by the Company during the indemnification period that expired in August 2018.

The amount allocated to developed technology was $1.8 million. The fair value assigned to developed technology was determined primarily using the multi-period excess earnings model, which estimates the revenue and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets otherwise recognized. The acquired developed technology is being amortized on a straight-line basis over four years, which approximates the pattern in which these assets are utilized.

The following table sets forth the components of the identifiable intangible asset acquired and its estimated useful life as of the date of acquisition (in thousands):

	Fair Value	Useful life (in years)
Developed technology	$1,846	4

Goodwill of $4.9 million, none of which is deductible for tax purposes, was recorded in connection with the Opbeat acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Acquisition costs of $0.3 million were charged to general and administrative expenses in the consolidated statement of operations for the year ended April 30, 2018.

Founders consideration holdback

Founders of Opbeat will receive an aggregate cash payment of $0.7 million at each of the one and two-year anniversary of the close of the acquisition. These payments are contingent upon continued employment with the Company and therefore have been excluded from the purchase consideration. As of April 30, 2018, the Company had accrued for $0.7 million of the contingent cash payment which is included in accrued expenses and other accrued liabilities on the balance sheet. Excluded from the purchase consideration are 93,052 ordinary shares of $0.9 million issued to the founders of Opbeat as these are subject to repurchase until the two year anniversary of the close of the acquisition and are contingent upon these founders’ continued employment with the Company. The repurchase option lapses as to fifty percent of the ordinary shares on each anniversary of the close of the acquisition. The Company will record stock-based compensation expense of $0.9 million over the two-year vesting term. For the years ended April 30, 2019 and 2018, the Company recorded stock-based compensation expense of $0.5 million and $0.4 million, respectively. As of April 30, 2019, a share repurchase liability, included in accrued expenses and other accrued liabilities, was $0.5 million, respectively. As of April 30, 2019, the deferred stock-based compensation expense, included within prepaid expenses and other current assets, was less than $0.1 million.

Fiscal 2017 Acquisition

Prelert, Inc.

In September 2016, the Company acquired 100% of the share capital of Prelert, Inc. (“Prelert”), a privately-held company headquartered in the United States. Prelert provided software for machine learning through its subscription offerings. Prelert’s products have been integrated into the Company’s existing subscription offerings. The acquisition has been accounted for as a business combination and the Company has included the financial results of Prelert in the consolidated financial statements from the date of the acquisition.

The following table summarizes the components of the Prelert purchase price and the allocation of the purchase price at fair value (in thousands):

Cash paid	$5,000
Ordinary shares	5,708

Total consideration	$10,708

Developed technology	$411
Trade name	108
Customer relationships	93
IPR&D	1,525
Goodwill	7,554
Net assets acquired	1,017

Total purchase consideration	$10,708

Included in net assets acquired was $0.5 million of cash acquired.

The amounts allocated to developed technology, customer relationships and trade name (the acquired intangible assets) total $0.6 million. The fair value assigned to developed technology was determined primarily using the cost approach, which estimates the cost to reproduce the asset, adjusted for loss due to functional and economic obsolescence. The fair value of the Company’s customer relationships was determined primarily using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trade name was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over four to five years, which approximates the pattern in which these assets are expected to be utilized. Additionally, $1.5 million of the purchase consideration was allocated to IPR&D relating to Prelert’s Elasticsearch interface that had not been fully built at the time of the acquisition. In May 2017, after completion of additional developmental effort around the machine learning feature, the IPR&D was transferred to developed technology and is being amortized over a period of five years, which approximates the pattern in which this asset is expected to be utilized.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in thousands):

	Fair Value	Useful life (in years)
Developed technology	$411	5
Customer relationships	93	4
Trade name	108	4
IPR&D	1,525	N/A

Total identifiable intangible assets	$2,137

Goodwill of $7.6 million, none of which is deductible for tax purposes, was recorded in connection with the Prelert acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Twelve and one-half percent of the equity consideration, or 98,425 ordinary shares, was held back for customary indemnification matters in accordance with the acquisition agreement. No indemnity claims were made by the Company during the eighteen-month indemnification period that expired in March 2018.

Acquisition costs of $0.2 million were charged to general and administrative expenses in the consolidated statement of operations for the year ended April 30, 2017.

Prelert has been included in the Company’s consolidated results of operations since the acquisition date. Prelert’s results were immaterial to the Company’s consolidated results for the year ended April 30, 2017.

Fair Value of Ordinary Shares Used for Purchase Consideration

The fair value of the ordinary shares issued as part of the consideration paid for the above acquisitions was determined by the Company’s board of directors based on numerous subjective and objective factors, including, but not limited to, a contemporaneous valuation performed by an independent third-party valuation firm. Because the Company was not publicly traded at the time the acquisitions were completed, the Company’s board of directors considered valuations of comparable companies, sales of redeemable convertible preference shares, sales of ordinary shares to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s ordinary shares, and general and industry-specific economic outlook, among other factors.

7. Commitments and Contingencies

Operating Leases

The Company has entered into non-cancelable operating leases, primarily related to rental of office space, expiring through 2025. The Company recognizes operating lease costs on a straight-line basis over the term of the agreement, taking into account adjustments for market provisions such as free or escalating base monthly rental payments or deferred payment terms such as rent holidays that defer the commencement date of the required payments. The Company may receive renewal or expansion options, leasehold improvement allowances or other incentives on certain lease agreements.

Hosting Infrastructure Commitments

In December 2017, the Company entered into non-cancelable capacity commitments with a hosting infrastructure vendor for a total minimum commitment of $12.5 million in each of the subsequent three years. In December 2018, the agreement was amended to establish total minimum commitments of $17.0 million for calendar year 2019, $20.0 million for calendar year 2020 and $23.0 million for calendar year 2021. As of April 30, 2019, the Company had paid $15.7 million toward the calendar year 2019 commitment.

Other Commitments

Other commitments consist of a loan issued to finance the Company’s tenant improvements. The current portion of the loan is included within other accrued liabilities and the non-current portion is included within other liabilities, non-current on the consolidated balance sheet. The term of the arrangement is 60 months, terminating in March 2020. The Company repaid $0.1 million of the loan, including both principal and interest, during the year ended April 30, 2019. The outstanding balance of the loan, including interest, was $0.1 million as of April 30, 2019.

Future minimum lease payments under non-cancelable office leases, hosting infrastructure commitments, and other commitments as of April 30, 2019 were as follows (in thousands):

Years Ending April 30,	Minimum Lease Payments	Hosting Infrastructure Commitments	Other Commitments	Total
2020	6,455	7,962	90	14,507
2021	5,494	21,000	—	26,494
2022	5,106	15,333	—	20,439
2023	5,217	—	—	5,217
2024	4,602	—	—	4,602
Thereafter	7,020	—	—	7,020

Total	$33,894	$44,295	$90	$78,279

Rent expense related to operating leases was $7.3 million, $6.5 million and $5.4 million for the years ended April 30, 2019, 2018 and 2017, respectively.

Letters of Credit

The Company had a total of $2.3 million in letters of credit outstanding in favor of certain landlords for office space as of April 30, 2019.

Legal Matters

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together have a material adverse effect on its business, results of operations, financial position or cash flows.

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable.

Although the results of litigation and claims are inherently unpredictable, the Company believes that there was not at least a reasonable possibility that the Company had incurred a material loss with respect to such loss contingencies, as of April 30, 2019, therefore, the Company has not recorded an accrual for such contingencies.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including business partners, landlords, contractors and parties performing its research and development. Pursuant to these arrangements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified party for certain losses suffered or incurred by the indemnified party as a result of the Company’s activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the fair value of these agreements is not material. The Company maintains commercial general liability insurance and product liability insurance to offset certain of the Company’s potential liabilities under these indemnification provisions.

In addition, the Company indemnifies its officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under any indemnification provisions.

8. Related Parties

In November 2016, the Company’s board of directors approved a tender offer which allowed the Company’s employees and founders to sell ordinary shares to a third-party investment fund. This investment fund purchased 3,347,193 ordinary shares from participating founders and certain employees for a total purchase price of $44.9 million.

Since the purchasing investment fund is an entity affiliated with a holder of economic interest in the Company and the fund acquired shares from employees and founders at a price in excess of fair value of such shares, the amount paid in excess of the fair value of ordinary shares at the time of the tender offer was recorded as stock-based compensation expense.

Total stock-based compensation expense related to the tender offer included in the consolidated statement of operations for the year ended April 30, 2017 was as follows (in thousands):

Cost of revenue—cost of subscription—self-managed and SaaS	$62
Cost of revenue—professional services	10
Research and development	1,440
Sales and marketing	1,207
General and administrative	11,038

Total stock-based compensation expense	$13,757

There were no other material related party transactions in the years ended April 30, 2019, 2018 and 2017. There were no amounts payable to or amounts receivable from related parties as of April 30, 2019 and 2018.

9. Redeemable Convertible Preference Shares

The Company previously issued redeemable convertible preference shares in one or more series, each with such designations, rights, qualifications, limitations, and restrictions. Immediately prior to the closing of the IPO, all shares of redeemable convertible preference shares then outstanding were automatically converted into an equivalent number of ordinary shares on a one-to-one basis and their carrying amount reclassified into shareholders’ equity (deficit). As of April 30, 2019, there were no redeemable convertible preference shares issued and outstanding.

10. Ordinary Shares

The Company’s articles of association designated and authorized the Company to issue 72 million ordinary shares with a par value of €0.001 per share up until immediately prior to the completion of the IPO at which time the authorized ordinary shares increased to 165 million. In addition, the par value per ordinary share was changed from €0.001 per share to €0.01 per share as required by Dutch law at the time of the Company’s conversion into a Dutch public limited company (naamloze vennootschap).

Each holder of ordinary shares has the right to one vote per ordinary share. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding having priority rights to dividends. No dividends have been declared by the Company’s board of directors from inception through the year ended April 30, 2019.

Ordinary Shares Reserved for Issuance

The Company had reserved shares of ordinary shares for issuance as follows:

	As of April 30,
	2019	2018
Conversion of Series A redeemable preference shares	—	10,228,680
Conversion of Series B redeemable preference shares	—	6,071,373
Conversion of Series C redeemable preference shares	—	5,820,722
Conversion of Series C-1 redeemable preference shares	—	3,273,459
Conversion of Series D redeemable preference shares	—	3,545,232
Options issued and outstanding	22,866,438	22,237,484
RSUs issued and outstanding	740,467	—
Remaining shares available for future issuance under the 2012 Plan	9,649,123	2,061,282

Total ordinary shares reserved	33,256,028	53,238,232

Early Exercised Options

Certain ordinary share option holders have the right to exercise unvested options, subject to a repurchase right held by the Company at the original exercise price, in the event of voluntary or involuntary termination of employment of the shareholder. As of April 30, 2019 and 2018, there were zero and 148,630 shares, respectively, of unvested ordinary shares that had been early exercised and were subject to repurchase. The proceeds related to unvested ordinary shares are recorded as liabilities until the stock vests, at which point they are transferred to additional paid-in capital.

Shares issued for the early exercise of options are included in issued and outstanding shares as they are legally issued and outstanding.

11. Equity Incentive Plans

In September 2012, the Company’s board of directors adopted and the Company’s shareholders approved the 2012 Stock Option Plan, Amended and Restated Stock Option Plan, which was amended and restated in September 2018 (as amended and restated, the “2012 Plan”). Under the 2012 Plan, the board of directors may grant stock options and other equity-based awards to eligible employees, directors, and consultants to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The Company’s board of directors or compensation committee determine the vesting schedule for all equity-based awards. Stock options granted to new employees under the 2012 Plan generally vest over four years with 25% of the option shares vesting one year from the vesting commencement date and then ratably over the following 36 months subject to the employees continued service to the Company. Refresh grants to existing employees generally vest monthly over four years subject to the employees continued service to the Company. Equity settled RSUs granted to new employees generally vest over a period of four years with 25% vesting on the one-year anniversary of the vesting start date and the remainder vesting semi-annually over the next three years, subject to the grantee’s continued service to the Company. Equity settled RSUs granted to existing employees generally vest semi-annually over a period of four years, subject to the grantee’s continued service to the Company. The Company’s compensation committee may explicitly deviate from the general vesting schedules in its approval of an equity-based award, as it may deem appropriate. Options expire ten years after the date of grant. During the year ended April 30, 2018, the Company started issuing RSAs and RSUs under the 2012 Plan. Stock options, RSAs and RSUs that are canceled under certain conditions shall become available for future grant or sale under the 2012

Plan unless the 2012 Plan is terminated. The equity awards available for grant for the periods presented were as follows:

	Year Ended April 30,
	2019	2018
Available at beginning of fiscal year	2,061,282	4,989,092
Awards authorized	12,000,000	7,500,000
Options granted	(4,722,404)	(11,264,179)
Options cancelled	976,130	1,137,867
Options repurchased	43,630	—
RSUs granted	(732,701)	(57,000)
RSAs granted	—	(244,498)
RSUs cancelled	23,186	—

Available at end of period	9,649,123	2,061,282

Stock Options

The following table summarizes stock option activity for the 2012 Plan (in thousands, except share and per share data):

	Options Outstanding
	Number of Options Outstanding	Weighted- Average Exercise Price	Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of April 30, 2017	12,928,320	$5.80	7.65	$45,303
Stock options granted	11,264,179	$11.71
Stock options exercised	(817,148)	$4.78
Stock options cancelled	(1,137,867)	$9.39

Balance as of April 30, 2018	22,237,484	$8.65	8.31	$98,365

Stock options granted	4,722,404	$23.27
Stock options exercised	(3,117,320)	$5.95
Stock options cancelled	(976,130)	$11.78

Balance as of April 30, 2019	22,866,438	$11.90	7.98	$1,684,106

Exercisable as of April 30, 2019	9,767,010	$7.67	7.07	$760,696

Options exercisable include 724,600 options that were unvested as of April 30, 2019.

Aggregate intrinsic value represents the difference between the exercise price of the options to purchase ordinary shares and the fair value of the Company’s ordinary shares. The weighted-average grant-date fair value per share of options granted was $10.22 and $5.09 for the years ended April 30, 2019 and 2018, respectively.

As of April 30, 2019, the Company had unrecognized stock-based compensation expense of $81.3 million related to unvested stock options that the Company expects to recognize over a weighted-average period of 2.84 years.

RSAs

In October 2017, in connection with the acquisition of Swiftype, the Company granted RSAs to certain employees with both service-based and performance-based vesting conditions. The performance-based vesting condition is satisfied on the earlier of: (1) a change of control transaction or (2) the expiration of the lock-up period after the effective date of the IPO, subject to continued service through the end of the lock-up period. The service-based vesting condition is generally satisfied based on one of two vesting schedules: (i) vesting of 50% of the shares upon the closing of the Swiftype acquisition, 25% of the shares on the one-year anniversary of the closing, and 25% of the shares on the two-year anniversary of the closing, or (ii) vesting of 50% of the shares on the one-year anniversary of the closing of the Swiftype acquisition and 50% of the shares on the two-year anniversary of the closing.

The performance-based vesting condition related to these awards was deemed probable upon the effectiveness of the Company’s IPO on October 8, 2018. On that date, the Company recorded a cumulative stock-based compensation expense of $1.7 million using the accelerated attribution method for the RSAs that had satisfied the applicable service-based vesting condition on that date with the remaining expense to be recognized over the remaining requisite service period. Total stock-based compensation expense related to the RSAs for the year ended April 30, 2019 was $2.6 million.

The issuance of shares underlying the RSAs was contingent upon payment of the subscription price by the employees. As of April 30, 2018, the subscription price had not been paid and therefore the RSAs remained outstanding and the shares remained unissued. During the year ended April 30, 2019, the subscription price for these awards was paid and the underlying ordinary shares were issued. Ordinary shares issued upon payment of the subscription price are subject to repurchase by the Company until the underlying performance-based and service-based vesting conditions are satisfied.

The following table summarizes RSA activity for the 2012 Plan:

	Number of Awards	Weighted- Average Grant Date Fair Value
Outstanding at April 30, 2017	—	$—
RSAs granted	244,498	$11.46

Outstanding at April 30, 2018	244,498	$11.46

RSAs subscribed	(244,498)	$11.46

Outstanding at April 30, 2019	—

RSUs

During the year ended April 30, 2019, the Company granted 732,701 RSUs at a weighted average grant date fair value of $64.55 per unit, including 120,299 RSUs at a weighted average grant date fair value of $24.53 per unit that are cash settled. Cash settled RSUs will generally be paid as a cash bonus equal to the difference between the grant date fair value of the applicable RSU award and the 45-day weighted average closing price of ordinary shares subject to the RSU award at the time of vesting and settlement. The cash settled RSUs vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition is generally over four years with 25% vesting on the one-year anniversary of the award and the remainder vesting quarterly over the next 36 months, subject to the grantee’s continued service to the Company. The performance-based vesting condition is defined as (i) a change in control where the consideration paid to the Company’s equity security holders is cash, publicly traded stock, or a combination of both, or (ii) the expiration of any lock-up period of the IPO, subject in each instance to the grantee’s continued service through such date. As a result of the Company’s IPO, the performance-based vesting condition was deemed probable and the Company recorded cumulative stock-based compensation expense of $0.8 million related to the cash settled RSUs in October 2018. As of April 30, 2019, the Company had a liability of $1.5 million related to the cash settled RSUs recorded in accrued compensation and benefits on the consolidated balance sheet.

Stock-based compensation expense related to RSUs for the year ended April 30, 2019 was $7.1 million. As of April 30, 2019, the Company had unrecognized stock-based compensation expense of $39.5 million related to equity settled RSUs that the Company expects to recognize over a weighted-average period of 3.65 years.

The following table summarizes RSU activity for the 2012 Plan:

	Number of Awards	Weighted- Average Grant Date Fair Value
Outstanding and unvested at April 30, 2017	—	$—
RSUs granted	57,000	$13.07

Outstanding and unvested at April 30, 2018	57,000	$13.07

RSUs granted	732,701	$64.55
RSUs released	(26,048)	$14.84
RSUs cancelled	(23,186)	$59.93

Outstanding and unvested at April 30, 2019	740,467	$62.48

Determination of Fair Value

The determination of the fair value of stock-based options on the date of grant using an option pricing model is affected by the fair value of the Company’s ordinary shares, as well as assumptions regarding a number of complex and subjective variables. The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options, which requires the use of assumptions including actual and projected employee stock option exercise behaviors, expected price volatility of the Company’s ordinary shares, the risk-free interest rate and expected dividends. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Ordinary Shares:    Prior to the IPO, the fair value of ordinary shares underlying the stock awards had historically been determined by the board of directors, with input from the Company’s management. The board of directors previously determined the fair value of the ordinary shares at the time of grant of the awards by considering a number of objective and subjective factors, including valuations of comparable companies, sales of redeemable convertible preference shares, sales of ordinary shares to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s ordinary shares, and general and industry-specific economic outlook. Subsequent to the IPO, the fair value of the underlying ordinary shares is determined by the closing price, on the date of the grant, of the Company’s ordinary shares, which are traded publicly on the New York Stock Exchange.

Expected Term:    The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility:    Since the Company has limited trading history of its ordinary shares, the expected volatility is derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

Risk-Free Interest Rate:    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend Rate:    The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

The Company’s expected volatility and expected term involve management’s best estimates, both of which impact the fair value of the option calculated under the Black-Scholes option pricing model and, ultimately, the expense that will be recognized over the life of the option.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended April 30,
	2019	2018	2017
Expected term (in years)	6.02 - 6.08	6.02 - 6.08	6.02 - 6.08
Expected stock price volatility	40.5% - 46.7%	40.7% - 44.1%	40.4% - 43.5%
Risk-free interest rate	2.4% - 3.1%	1.8% - 2.6%	1.3% - 2.2%
Dividend yield	0%	0%	0%

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s consolidated statements of operations was as follows (in thousands):

	Year Ended April 30,
	2019	2018	2017
Cost of revenue—cost of subscription—self-managed and SaaS	$3,383	$699	$268
Cost of revenue—professional services	1,208	329	98
Research and development	16,100	5,045	3,302
Sales and marketing	11,996	3,560	3,420
General and administrative	7,255	3,109	11,798

Total stock-based compensation expense	$39,942	$12,742	$18,886

Total stock-based compensation expense for the year ended April 30, 2019 and April 30, 2018 includes a charge of $4.4 million and $0.4 million, respectively, related to an expense arising from business combinations. Total stock-based compensation expense for the year ended April 30, 2017 includes a charge related to a secondary sale of $13.8 million. Refer to Note 8—Related Parties.

12. Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders (in thousands, except share and per share data):

	Year Ended April 30,
	2019	2018	2017
Numerator:
Net loss	$(102,303)	$(52,727)	$(51,968)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	54,893,365	32,033,792	30,359,419

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.86)	$(1.65)	$(1.71)

The following outstanding potentially dilutive ordinary shares were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because the impact of including them would have been antidilutive:

	Year Ended April 30,
	2019	2018	2017
Redeemable convertible preference shares	—	28,939,466	28,939,466
Stock options	22,866,438	22,237,484	12,928,320
RSUs	595,503	—	—
Contingently issuable shares	—	—	98,425
Shares subject to repurchase	254,350	276,243	—
Early exercised stock options	—	148,630	81,250

Total	23,716,291	51,601,823	42,047,461

The table above does not include 244,498 RSAs outstanding as of April 30, 2018, as these RSAs were subject to a performance-based vesting condition that was not considered probable as of April 30, 2018. During the year ended April 30, 2019, the subscription price for these awards was paid and the underlying ordinary shares were issued. As of April 30, 2019, 73,350 ordinary shares issued upon payment of the subscription price were subject to repurchase by the Company until the underlying service-based vesting conditions is satisfied.

13. Income Taxes

The Company is incorporated in the Netherlands but operates in various countries with differing tax laws and rates. The geographical breakdown of income (loss) before provision for income taxes is summarized as follows (in thousands):

	Year Ended April 30,
	2019	2018	2017
Dutch	$(121,803)	$(58,810)	$(61,590)
Foreign	23,888	9,459	13,835

Loss before income taxes	$(97,915)	$(49,351)	$(47,755)

The components of the provision for income taxes were as follows (in thousands):

	Year Ended April 30,
	2019	2018	2017
Current:
Dutch	$—	$—	$—
Foreign	912	3,731	3,495

Total current tax expense	912	3,731	3,495

Deferred:
Dutch	$(233)	$—	$—
Foreign	3,709	(355)	718

Total deferred tax expense	3,476	(355)	718

Total provision for income taxes	$4,388	$3,376	$4,213

The Company’s effective tax rate substantially differed from the Dutch statutory tax rate of 25% primarily due to the valuation allowance on the Dutch, U.S. and United Kingdom deferred tax assets in addition to a deferred tax asset revaluation as a result of enacted tax legislation in the Netherlands, offset by stock based compensation. A reconciliation of income taxes at the statutory income tax rate to the provision for income taxes included in the consolidated statement of operations is as follows (in thousands, except for rates):

	Year Ended April 30,
	2019		2018		2017
	Tax	Rate	Tax	Rate	Tax	Rate
Dutch statutory income tax	$(24,479)	25.0%	$(12,338)	25.0%	$(11,939)	25.0%
Foreign income taxed at different rates	(310)	0.3%	(670)	1.4%	484	(1.0)%
Stock-based compensation	(24,848)	25.3%	4,669	(9.4)%	4,241	(8.9)%
Credits	(2,161)	2.2%	(697)	1.4%	(504)	1.1%
Change in valuation allowance	43,071	(44.0)%	11,495	(23.3)%	11,226	(23.5)%
Deferred tax asset revaluation	11,883	(12.1)%	1,081	(2.2)%	—	—
Other	1,232	(1.2)%	(164)	0.3%	705	(1.5)%

Provision for income taxes	$4,388	(4.5)%	$3,376	(6.8)%	$4,213	(8.8)%

Deferred Income Taxes

Deferred tax assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Management assesses whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets are reduced by valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgments about future taxable income based on assumptions that are consistent with the Company’s plans and estimates.

Significant components of the Company’s deferred tax assets are summarized as follows (in thousands):

	As of April 30,
	2019	2018
Deferred tax assets:
Accrued compensation	$1,685	$795
Net operating loss carryforward	84,194	47,331
Deferred revenue	—	367
Intangibles/assets	2,321	1,005
Stock-based compensation	4,089	1,013
Research and development credits	3,584	978
Other	1,875	519

Gross deferred tax assets	97,748	52,008

Less valuation allowance	(92,309)	(45,906)

Total deferred tax assets	5,439	6,102

Deferred tax liabilities:
Deferred contract acquisition costs	(5,878)	(3,467)
Deferred revenue	(858)	—
Other	(674)	(984)

Gross deferred tax liabilities	(7,410)	(4,451)

Net deferred tax assets (liabilities)	$(1,971)	$1,651

The valuation allowance for deferred tax assets as of April 30, 2019 and 2018 was $92.3 million and $45.9 million, respectively. As the Company has generated losses since inception in the Netherlands and California (United States) jurisdictions, management maintains a full valuation allowance against the net deferred tax assets in these jurisdictions. In addition, the United States and the United Kingdom jurisdictions are anticipated to have cumulative losses for the foreseeable future, and as such a valuation allowance has been established for these regions. The valuation allowance in the Netherlands, the United States and the United Kingdom jurisdictions increased by $10.6 million, $35.0 million and $0.8 million, respectively, during the year ended April 30, 2019 and $16.9 million, $1.3 million and no valuation allowance, respectively, for the year ended April 30, 2018. The valuation allowance for Dutch deferred tax assets as of April 30, 2019 and 2018 was $53.1 million and $42.5 million, respectively, the valuation allowance for the United States deferred tax assets as of April 30, 2019 and 2018 was $38.4 million and $3.4 million, respectively, and the valuation allowance for the United Kingdom deferred tax assets as of April 30, 2019 was $0.8 million and there was no valuation allowance as of April 30, 2018.

As of April 30, 2019, the Company had net operating loss (“NOL”) carryforwards for Dutch, U.S. Federal and U.S. State income tax purposes of $251.0 million, $116.4 million and $112.2 million, respectively, which begin to expire in the year ending April 30, 2022, April 30, 2029 and April 30, 2024, respectively. The Company also has research and development tax credit carryforwards for United States Federal, State and Canada, income tax purposes of $1.9 million, $1.3 million and $0.4 million respectively, which begin to expire April 30, 2033, April 30, 2022 and April 30, 2039, respectively. The deferred tax assets associated with the NOL carryforwards and other tax attributes in the Netherlands, the United States, and the United Kingdom are subject to a full valuation allowance.

Uncertain Tax Positions

The calculation of the Company’s tax obligations involves dealing with uncertainties in the application of complex tax laws and regulations. ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon the Company’s evaluation of the facts, circumstances and information available at each period end.

Although the Company believes that it has adequately reserved for its uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. As the Company expands, it will face increased complexity, and the Company’s unrecognized tax benefits may increase in the future. The Company makes adjustments to its reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

The Company had unrecognized tax benefits of $3.9 million as of April 30, 2019, of which none would impact the effective tax rate before consideration of any valuation allowance. The activity within the Company’s unrecognized gross tax benefits is summarized as follows (in thousands):

	As of April 30,
	2019	2018	2017
Balance as of beginning of year	$2,019	$1,196	$584
Increase related to tax positions taken in prior periods	240	6	—
Increase related to tax positions taken in the current period	1611	817	612

Balance as of end of year	$3,870	$2,019	$1,196

The Company’s policy is to recognize penalties and interests accrued on any unrecognized tax benefits as a component of income tax expense. During the year ended April 30, 2019, 2018 and 2017 the Company recognized less than $0.1 million, $0.2 million and less than $0.1 million, respectively, of interest and penalties. The amount of accrued interest and penalties recorded on the consolidated balance sheet as of April 30, 2019 and 2018 was $0.3 million and $0.3 million, respectively.

The Company is subject to periodic examination of income tax returns by various domestic and international tax authorities. The Company is currently under audit with the French tax authority for the tax years ended April 30, 2015 to April 30, 2018, and the Dutch tax authority for the tax years ended April 30, 2015 to April 30, 2017.

The Company does not anticipate any significant increases or decreases in its uncertain tax positions within the next twelve months. The Company files tax returns in multiple jurisdictions, including the Netherlands and United States. The Company’s tax filings for fiscal years starting in 2013 remain open in various tax jurisdictions. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on its results of operations.

Dutch income taxes and non-Dutch withholding taxes associated with the repatriation of earnings or for temporary differences related to investments in non-Dutch subsidiaries, excluding the U.S subsidiaries, have not been provided for, as the Company intends to reinvest the earnings of such subsidiaries indefinitely or the Company has concluded that an immaterial additional tax liability would arise on the distribution of such earnings. Earnings from the Company’s U.S. subsidiaries are being treated as being currently repatriated back to the Netherlands though no Dutch income taxes nor U.S. withholding taxes in regard to such repatriations are being recorded due to the Dutch participation exemption provisions and exemption from withholding taxes under the income tax treaty between the Netherlands and the United States. At April 30, 2019, there were cumulative earnings of $37.9 million, from the non-U.S. subsidiaries. If such earnings were to be repatriated they would be exempt from taxation in the Netherlands and the amount of dividend withholding taxes from such foreign jurisdictions would not be material, due to the various income tax treaties between the Netherlands and the respective foreign jurisdictions.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law making significant changes to the United States Internal Revenue code. Changes include, but are not limited to, a U.S. corporate income tax rate (“U.S. federal tax rate”) decrease to from 35% to 21% effective January 1, 2018. As a result of the decrease in the U.S. federal tax rate to 21% effective January 1, 2018, the Company has computed its income tax expense for the year ended April 30, 2018 using a blended U.S. federal tax rate of 29.7%. The 21% U.S. federal tax rate applies to the Company’s year ending April 30, 2019 and each year thereafter. During the year ended April 30, 2018, the Company remeasured its deferred tax assets and liabilities using the U.S. federal tax rate that is expected to apply when the related temporary differences are expected to reverse. Accordingly, this change in tax rate resulted in a provisional reduction in the Company’s U.S. deferred tax assets by $1.1 million.

On December 22, 2017, the staff of the SEC issued Staff Accounting Bulletin No. 118, which addresses how a company recognizes provisional amounts when a company does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effect of the changes in the TCJA. The measurement period ends when a company has obtained, prepared, and analyzed the information that was needed in order to complete the accounting requirements under ASC Topic 740, but cannot extend beyond one year. The Company has determined that the U.S. transition tax on accumulated earnings of foreign subsidiaries and the deferred tax asset re-measurement were each provisional and reasonable estimates as of April 30, 2018. In the year ended April 30, 2019, the Company finalized the computation of the transition tax and made immaterial changes to the provisional amounts.

The TCJA contains several new tax provisions that became effective on January 1, 2018, such as the introduction of Global Intangible Low Taxed Income (“GILTI”). Due to the Company’s net operating loss, such new tax provisions did not have a material impact on the Company’s results for the year ended April 30, 2019.

14. Employee Benefit Plans

The Company has a defined-contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The Company has contracted with a third-party provider to act as a custodian and trustee, and to process and maintain the records of participant data. Substantially all the expenses incurred for administering the 401(k) Plan are paid by the Company. This Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis The Company makes contributions to the plan up to 6% of the participating employee’s W-2 earnings and wages. The Company recorded $5.0 million, $2.8 million and $1.7 million of expense related to the plan during the years ended April 30, 2019, 2018 and 2017, respectively.

The Company also has defined-contribution plans in certain other countries for which the Company recorded $1.9 million, $1.4 million and $0.5 million of expense during the years ended April 30, 2019, 2018 and 2017, respectively.

15. Segment Information

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers (in thousands):

	Year Ended April 30,
	2019	2018	2017
United States	$155,935	$97,006	$60,501
Rest of world	115,718	62,929	27,676

Total revenue	$271,653	$159,935	$88,177

Other than the United States, no other individual country exceeded 10% or more of total revenue during the periods presented.

The following table presents the Company’s property and equipment, net of depreciation, by geographic region (in thousands):

	As of April 30,
	2019	2018
United States	$3,219	$3,187
The Netherlands	1,769	$341
United Kingdom	251	582
Rest of world	209	426

Total property and equipment, net	$5,448	$4,536

16. Subsequent Events

On June 5, 2019, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Avengers Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub”), Endgame, Inc., a Delaware corporation

(“Endgame”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the securityholders of Endgame (“Securityholder Representative”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Endgame (the “Merger”) whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic.

Pursuant to the terms of the Merger Agreement, the Company will acquire Endgame for a total purchase price of $234 million, subject to customary adjustments, including the establishment of an indemnity escrow fund. The Company will pay the purchase price through (i) the issuance of ordinary shares, (ii) the repayment of Endgame’s outstanding indebtedness (expected to be approximately $18 million), (iii) the assumption of Endgame’s outstanding options, and (iv) a cash deposit to fund an expense fund for the fees and expenses of the Securityholder Representative.

The Merger Agreement contains customary termination rights for both the Company and Endgame and further provides that the Company must pay Endgame a termination fee of $3.5 million upon termination of the Merger Agreement under certain specified circumstances.

ENDGAME, INC. AND SUBSIDIARIES

ENDGAME, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2019 AND DECEMBER 31, 2018

(Unaudited)

	June 30, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$1,725,747	$7,709,097
Accounts receivable	3,493,200	4,556,138
Due from escrow , net	—	1,700,000
Other current assets	1,509,588	2,104,145

Total Current Assets	6,728,535	16,069,380

Property and equipment, net	1,089,079	1,040,736
Intangible assets	517,000	517,000
Other assets	1,899,787	62,277

Total Assets	$10,234,401	$17,689,393

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$1,492,887	$1,612,235
Accrued expenses	2,576,571	3,117,944
Deferred revenue	3,978,519	11,720,350
Customer deposit liability	8,442,006	—
Current maturities of long-term debt, net of unamortized discount and debt issuance costs of $46,254 and $46,254, respectively	2,487,079	2,264,857
Convertible notes payable, net of unamortized discount of $437,366 plus accrued interest of $36,345	3,233,512	—
Deferred rent	148,198	136,682

Total Current Liabilities	22,358,772	18,852,068

Long-term debt, net of unamortized discount and debt issuance costs of $51,768 and $74,895, respectively	3,481,565	4,613,994
Revolving line of credit	7,000,000	7,000,000
Deferred revenue	1,997,997	1,926,640
Customer deposit liability	15,628,194	16,878,540
Warrant liability	1,425,634	1,197,430
Deferred rent	317,498	391,172
Deferred tax liability	19,590	18,414

Total Liabilities	52,229,250	50,878,258

Commitments and Contingencies, Note 5
Series D redeemable convertible preferred stock, 3,156,965 shares authorized, 1,546,387 issued and outstanding; liquidation preference of $9,796,671 at June 30, 2019 and December 31, 2018	9,728,214	9,728,214
Series C redeemable convertible preferred stock, 7,868,882 shares authorized, 6,669,267 issued and outstanding; liquidation preference of $29,664,233 at June 30, 2019 and December 31, 2018	29,542,530	29,542,530
Series B redeemable convertible preferred stock, 14,301,719 shares authorized, 14,301,719 issued and outstanding; liquidation preference of $27,698,139 at June 30, 2019 and December 31, 2018	27,454,577	27,454,577
Series A redeemable convertible preferred stock, 19,872,474 shares authorized, 19,482,819 issued and outstanding; liquidation preference of $32,999,997 at June 30, 2019 and December 31, 2018	32,771,590	32,771,590
Stockholders’ Equity (Deficit):
Common stock $.001 par value, 75,000,000 shares authorized, 10,880,398 and 9,823,194 shares issued and outstanding at June 30, 2019 and December 31, 2018	10,879	9,822
Additional paid-in capital	15,891,141	14,317,951
Accumulated deficit	(157,393,780)	(147,013,549)

Total Stockholders’ Equity (Deficit)	(141,491,760)	(132,685,776)

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)	$10,234,401	$17,689,393

The accompanying notes to the consolidated financial statements are an integral part of these statements.

ENDGAME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Revenue:
License	$1,543,210	$—
Subscription and services	10,987,274	9,476,358

Total Revenue	12,530,484	9,476,358

Cost of revenue:
Cost of license	205,290	—
Cost of subscription and services	1,461,612	1,340,581

Total cost of revenue	1,666,902	1,340,581

Gross Profit	10,863,582	8,135,777

Operating Expenses:
Research and development	10,649,816	9,312,195
Sales and marketing	6,982,845	4,994,496
General and administrative	3,717,913	3,259,838

Total Operating Expenses	21,350,574	17,566,529

Operating Loss	(10,486,992)	(9,430,752)

Other Income (Expense):
Interest income	26,512	35,603
Interest expense	(584,556)	(186,911)
Change in fair value of warrant liability	(228,204)	(78,884)
Other income (expense), net	(10,716)	10,821

Total Other Income (Expense), Net	(796,964)	(219,371)

Net loss from before taxes	(11,283,956)	(9,650,123)
Income tax benefit (expense)	(1,176)	12,105

Net Loss	$(11,285,132)	$(9,638,018)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

ENDGAME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Unaudited)

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2017	8,914,701	$8,914	$12,740,195	$(127,037,014)	$(114,287,905)
Exercise of stock options	745,216	745	309,923	—	310,668
Stock-based compensation	—	—	546,748	—	546,748
Net loss	—	—	—	(9,638,018)	(9,638,018)

Balance, June 30, 2018	9,659,917	$9,659	$13,596,866	$(136,675,032)	$(123,068,507)

Balance, December 31, 2018	9,823,194	$9,822	$14,317,951	$(147,013,549)	$(132,685,776)
Effect of adoption of ASC Topic 606, see Note 1	—	—	—	904,901	904,901
Exercise of stock options	615,863	616	464,490	—	465,106
Issuance of common stock with convertible notes	441,341	441	524,386	—	524,827
Stock-based compensation	—	—	584,314	—	584,314
Net loss	—	—	—	(11,285,132)	(11,285,132)

Balance, June 30, 2019	10,880,398	$10,879	$15,891,141	$(157,393,780)	$(141,491,760)

The accompanying notes to the consolidated financial statements are an integral part of these statements

ENDGAME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Unaudited)

	June 30, 2019	June 30, 2018
Cash flows from operating activities:
Net loss	$(11,285,132)	$(9,638,018)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation	266,821	279,618
Gain on disposal of property and equipment	(600)	(4,800)
Stock-based compensation	584,314	546,748
Change in fair value of warrant liability	228,204	78,884
Provision for deferred taxes	1,176	(12,105)
Amortization of noncash interest	151,099	54,351
Changes in assets and liabilities:
Accounts receivable	1,062,938	6,094,811
Other assets	(625,297)	(349,347)
Accounts payable	(119,348)	576,436
Accrued expenses	(541,373)	(998,803)
Deferred revenue and customer deposit liability	(195,736)	(6,506,672)
Deferred rent	(62,158)	(60,182)

Net cash flows from operating activities	(10,535,092)	(9,939,079)

Cash flows from investing activities:
Purchases of property and equipment	(315,164)	(204,192)
Proceeds from the sale of property and equipment	600	4,800
Proceeds from escrow related to sale of discontinued operations	1,700,000	—

Net cash flows from investing activities	1,385,436	(199,392)

Cash flows from financing activities:
Proceeds from exercise of common stock options	465,106	310,668
Payments on long-term debt	(933,333)	—
Proceeds from long-term debt	—	4,000,000
Proceeds from issuance of convertible notes payable	3,634,533
Payments of debt issuance costs	—	(20,262)

Net cash flows from financing activities	3,166,306	4,290,406

Net change in cash and cash equivalents	(5,983,350)	(5,848,065)
Beginning cash and cash equivalents	7,709,097	13,141,633

Ending cash and cash equivalents	$1,725,747	$7,293,568

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$448,248	$176,610

Supplemental disclosure of noncash financing activities:
Warrants issued in connection with financing	$—	$31,847

Common stock issued in connection with convertible notes	$524,827	$—

The accompanying notes to the consolidated financial statements are an integral part of these statements

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Note 1—Description of business and summary of significant accounting policies

Description of Business—Endgame, Inc. and subsidiaries (“Endgame”, the “Company”, or “we”) provides an endpoint protection platform that brings certainty to security with the most powerful scope of protections and most straightforward user experience, ensuring analysts of any skill level can stop targeted attacks before information damage or theft. Endgame unifies prevention, detection, and threat hunting to stop known and unknown attacker behaviors at scale with a single agent.

Principles of Consolidation—The accompanying consolidated financial statements reflect the activity of the Company and its wholly-owned subsidiaries (Endgame Systems, LLC and Onyxware Corporation). All significant intercompany transactions and accounts have been eliminated.

Use of Estimates—The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may be materially different from those estimates.

Liabilities Related to Warrants to Purchase Redeemable Convertible Preferred Stock—The Company records certain redeemable convertible preferred stock warrants issued (see Note 10 for more detailed information) at fair value and recognizes the change in the fair value of such warrants as a gain or loss which is reported in the Other income (expense) section in the consolidated statement of operations. In accordance with Accounting Standards Codification (“ASC”) Topic 480—Distinguishing Liabilities from Equity, the Company reports the warrants recorded at fair value as liabilities because they contain certain provisions that may require the Company to ultimately transfer assets as the warrants are for preferred shares which may be redeemable at a future date (see Note 8 for more detailed information). At the end of each reporting period, management used the Black-Scholes-Merton model to determine the fair value of liabilities related to particular outstanding warrants. The Company considered the use of a binomial model to value the warrants at each reporting period but noted due to the limited number of warrants issued and underlying fair value of the redeemable convertible preferred stock, differences in valuation between a binomial model and the Black-Scholes-Merton model would be immaterial to the consolidated financial statements taken as a whole.

Revenue Recognition—The Company generates revenue from (1) the licensing and ongoing maintenance of software and (2) professional services. The Company recognizes revenue when its customer obtains control of promised goods or services or when a customer gains access to the promised goods in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps:

(i) identification of the contract with a customer;

The Company contracts with its customers through written contracts, as well as through order forms or purchase orders, which may be governed by master sales agreements. The Company determines that it has a contract with a customer when the contract has been signed or order form has been approved, each party’s rights regarding the products or services to be transferred can be

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, reputation and financial or other information pertaining to the customer. At contract inception the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company has concluded that its contracts with customers do not contain warranties that give rise to a separate performance obligation.

Certain of the Company’s contracts allow for termination at the customer’s convenience, or prepayments may be received on master sales agreements. In these cases, the Company does not consider a contract to exist past the term in which enforceable rights and obligations exist. Any related prepayments received related to these agreements are classified as a customer deposit liability in the consolidated balance sheet, and these amounts do not represent contract balances.

(ii) determination of whether the promised goods or services are performance obligations;

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or the Company, and are distinct in that the products and services are separately identifiable from other promises in the contract.

The Company’s licensing arrangements include both an obligation to provide access to proprietary features in its software, as well as an obligation to provide post-contract support, including support, maintenance, updates, and upgrades (“PCS”). These two obligations are distinct and accounted for as separate performance obligations. The Company’s subscription products provide access to hosted software as well as support, which the Company considers to be a single performance obligation.

Services oriented performance obligations relate to the provision of implementation, consulting, and training services. These services are distinct from other services and do not result in significant customization of the software.

(iii) measurement of the transaction price;

The Company measures the transaction price with reference to the standalone selling price (“SSP”) of the various performance obligations inherent within a contract. The SSP is determined based on the prices at which the Company separately sells these products, assuming the majority of these fall within a pricing range. In instances where SSP is not directly observable, such as when the Company does not sell the software license separately, the Company determines the SSP using information that may include market conditions and other observable inputs that can require significant judgment. There is typically more than one SSP for individual products and services due to the stratification of those products and services by quantity, the term of the subscription, sales channel and other circumstances. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of the Company’s contracts contains a significant financing component.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

(iv) allocation of the transaction price to the performance obligations;

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative SSP. If one of the performance obligations is outside of the SSP range, the Company allocates SSP considering the midpoint of the range. The Company also considers if there are any additional material rights inherent in a contract, and if so, the Company allocates a portion of the transaction price to such rights based on SSP.

(v) recognition of revenue when the Company satisfies each performance obligation;

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. The Company’s licensing arrangements include both upfront revenue recognition when the license is delivered as well as revenue recognized ratably over the contract period for PCS based on the stand-ready nature of these elements. Revenue on the Company’s hosted product is recognized ratably over the contract period when the Company satisfies the performance obligation.

Consulting services are time-based arrangements and revenue is recognized as these services are performed. Revenue from training services is recognized on the dates these services are complete.

Cost of Revenue—Cost of revenue generally consists of the cost of hosting fees, and cost of labor associated with professional services along with depreciation and allocated overhead.

Research and Development—Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation. Research and development costs also include depreciation and allocated overhead.

Advertising—Advertising costs are expensed as incurred. Advertising expense totaled $550,814 and $428,126 for the six months ended June 30, 2019 and 2018, respectively.

Fair Value of Assets and Liabilities—The Company follows the relevant U.S. GAAP guidance regarding the determination and measurement of the fair value of assets/liabilities in which fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction valuation hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The guidance describes the following three levels of inputs that may be used in the methodology to measure fair value:

•	Level 1—Quoted prices available in active markets for identical investments as of the reporting date;

•	Level 2—Inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date; and

•

Level 3—Unobservable inputs, which are to be used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The estimated fair values of cash, accounts receivable, accounts payable, accrued expenses, deferred revenue, customer deposit liability and debt approximate their carrying values due to their short maturity periods. The Company accounts for its financial assets and liabilities at fair value regularly. The Company evaluates the fair value of its non-financial assets and liabilities on a nonrecurring basis.

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with an original maturity of three months or less when purchased to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit over the insured limits. As of June 30, 2019 and December 31, 2018, the Company had $1,479,571 and $7,694,076, respectively, which exceeded these insured amounts.

Accounts Receivable—No allowance for bad debts has been established. Bad debts are recognized when accounts receivables are deemed uncollectible, and management considers all current receivables fully collectible.

Property and Equipment—Property and equipment are recorded at cost. Additions and major improvements are capitalized, while routine maintenance and repairs are charged to expense as incurred. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives.

Indefinite Lived Assets—Trademarks were initially measured based on their fair values. Trademarks are not amortized but instead tested for impairment annually or whenever circumstances indicate that a possible impairment might exist. The carrying amount of identified indefinite lived intangible assets was $517,000 at June 30, 2019, and December 31, 2018.

Management has assessed qualitative factors to determine whether it is more likely than not that the fair value of trademarks is less than the carrying amount. The result of the management’s assessment was sufficient to determine that the fair value exceed their carrying value. Qualitative factors assessed include macroeconomic conditions; access to capital; industry and market considerations; the overall competitive environment; the market for an entity’s products or services; regulatory or political developments; cost factors such as labor or other costs that have an effect on earnings and cash flows; overall financial performance such as cash flows or fluctuations in revenue or earnings compared with actual and projected results of relevant prior periods; changes in management, key personnel, strategy, or customers; events affecting a reporting unit such as a change in the composition or carrying amount of its net assets; and any sustained change in the Company’s share price.

Long-Lived Assets—The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Stock-Based Compensation—The Company accounts for its stock-based compensation arrangements at fair value. Fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton Model. The calculated fair value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line method.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is created for deferred tax assets unless it is considered more likely than not that deferred tax assets will be realized.

Management has evaluated all other tax positions that could have a significant effect on the consolidated financial statements and determined the Company had no uncertain income tax positions at June 30, 2019, or December 31, 2018.

New Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount and timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

On January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, and all subsequent amendments using the modified retrospective method. The initial application was applied to all contracts that were not completed as of January 1, 2019. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to decrease the opening balance of accumulated deficit of approximately $905,000. This impact was principally driven by the acceleration of certain license revenue and the capitalization of contract acquisition costs. Other significant impacts include reclassification of certain balances on the consolidated balance sheet to conform to the requirements regarding classification of contract related balances.

The Company has not retrospectively adjusted the information for the prior periods reported herein, which information is reported under the accounting standards in effect for that period. The following tables present the impact of adopting the ASU 2014-09 on the Company’s consolidated financial statements:

	Six Months Ended June 30, 2019
	Amounts without Adoption of ASC 606	Impact of Adoption	As Reported
Consolidated Statement of Operations
Revenue	$11,500,398	$1,030,086	$12,530,484
Sales and marketing	7,460,832	(477,987)	6,982,845
Total Operating Expenses	21,828,561	(477,987)	21,350,574
Operating Loss	(11,995,065)	1,508,073	(10,486,992)
Net Loss	(12,793,205)	1,508,073	(11,285,132)

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

	June 30, 2019
	Amounts without Adoption of ASC 606	Impact of Adoption	As Reported
Consolidated Balance Sheet
Other current assets	$2,251,455	$(741,867)	$1,509,588
Other assets	58,110	1,841,677	1,899,787
Deferred revenue	13,733,689	(9,755,170)	3,978,519
Customer deposit liability	—	8,442,006	8,442,006
Long-term deferred revenue	2,095,973	(97,976)	1,997,997
Long-term customer deposit liability	15,530,218	97,976	15,628,194
Accumulated deficit	(159,806,754)	2,412,974	(157,393,780)

The adoption of the standard did not impact net cash flows from operating, investing, or financing activities in the consolidated statement of cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. The distinction will be relevant for the pattern of expense recognition in the income statement. Unless delayed, this standard will be effective for the calendar year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements. See Note 5 for the Company’s operating leases.

In August 2018, the FASB issued ASU 2018-15, Intangibles–Goodwill and Other–Internal-Use Software, which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The new guidance becomes effective for the Company for the year ending December 31, 2021, through early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

Note 2—Operations

During the six months ended June 30, 2019, and 2018, the Company recognized revenue in the amounts of $12,530,484 and $9,476,358, respectively. During those same six months ended June 30, 2019 and 2018, the Company incurred net losses of $11,285,132 and $9,638,018, respectively, and had negative cash used in operating activities of $10,541,936 and $9,947,014, respectively. As of June 30, 2019 and December 31, 2018, the Company had negative working capital of $15,630,237 and $2,782,688, respectively, and an accumulated deficit of $157,393,780 and $147,013,549, respectively. Additional funding from current or prospective investors would be necessary to meet the funding needs of the Company until it produces sustainable positive cash flows. On June 5, 2019, pursuant to the terms of a Merger Agreement, it was announced that Elastic N.V. will acquire Endgame for a total purchase price of $234 million, subject to customary adjustments. See Note 17 to the consolidated financial statements for further discussion.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

The Company has been economically dependent on a relatively small number of customers with whom it has entered into long-term contracts. The Company generally does not require collateral from its customers. For the six months ended June 30, 2019, 68% of the Company’s revenues were derived from three customers. For the six months ended June 30, 2018, 81% of the Company’s revenues were derived from two customers. At June 30, 2019, three customers accounted for 77% of trade accounts receivable and on December 31, 2018, two customers accounted for 79% of trade accounts receivable.

Note 3—Property and equipment

Property and equipment consist of the following:

	Useful Lives	June 30, 2019	December 31, 2018
Computer equipment	3 years	$2,870,894	$2,749,526
Furniture and fixtures	5 years	612,893	457,067
Leasehold improvements	Lesser of life or lease term	1,092,311	1,085,631
Software	3 years	155,711	151,465
Website domain purchase	Indefinite	114,620	114,620

Property and equipment, gross		4,846,429	4,558,309
Accumulated depreciation		(3,757,350)	(3,517,573)

Property and equipment, net		$1,089,079	$1,040,736

Depreciation expense for the six months ended June 30, 2019 and 2018 totaled $266,821 and $279,618, respectively.

Note 4—Related party transactions

During 2014, the Company began leasing space in an office in Atlanta, GA on a month-to-month basis from a director of the Company. Rent incurred and paid to this related party was $48,180 and $45,216 for the six months ended June 30, 2019 and 2018, respectively.

Note 5—Commitments and contingencies

Operating Leases—For the six months ended June 30, 2019, the Company leased office space in Virginia and California under various operating lease arrangements that have expiration dates ranging from May 2021 through March 2022. The lease agreements include instances of rent abatement and escalating rental payments over the lease term. The Company expenses rent on a straight-line basis over the lease term, which commenced on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of cumulative payments is included in deferred rent in the accompanying consolidated balance sheets. Incentives granted under the Company’s facility leases, including allowances to fund leasehold improvements, are deferred and are recognized as adjustments to rent expense on a straight-line basis over the term of the lease.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

The future minimum payments required under the operating leases are as follows:

July 1, 2019 - December 31, 2019	$602,819
January 1, 2020 - December 31, 2020	1,227,112
January 1, 2021 - December 31, 2021	1,012,522
January 1, 2022 - December 31, 2022	211,578

Total	$3,054,031

Rental expense totaled $580,115 and $531,465 for the six months ended June 30, 2019 and 2018, respectively.

Note 6—Debt

Term loans—On September 16, 2015, the Company entered into a 36-month term loan with a commercial bank (the “Lender”) totaling $3,000,000 and bearing interest at a rate equal to 1.75% above the prime rate payable monthly beginning in October 2015. The proceeds were used to pay off the remaining outstanding balance of a previous term loan obtained in January 2013.

On June 1, 2017, the Company amended the 36-month term loan with Bridge Bank to increase the credit facility from $3,000,000 to $7,000,000. The amended loan bears interest at a rate equal to 1.50% above the prime rate. (7.00% at June 30, 2019 and December 31, 2018). The $3,000,000 first tranche of the term loan is payable in 30 equal installments of principal, plus all accrued and unpaid interest beginning in January 2019.

On March 15, 2018, the Company drew the Second Tranche of the Bridge Bank Loan in the amount of $4,000,000. The Second Tranche Term II Loan is payable in 36 equal monthly installments of principal plus all accrued and unpaid interest beginning March 2019. The proceeds were used by the Company to fund operations. The obligations of the Company under the Term Loan Agreement and the other term loan documents are secured by liens on and security interests in substantially all of the assets of the Company.

Revolving line of credit—In conjunction with the 36-month term loan with the Lender on September 16, 2015, the Company obtained a revolving line credit extension of up to $8,000,000. This revolving credit extension was increased to $15,000,000 on August 16, 2018, and bears interest at a rate equal to 0.50% above the prime rate (6.00% at June 30, 2019 and December 31, 2018). The Company may request advances in an amount that may not exceed at any time contractual monthly recurring revenue for the trailing five months multiplied by the monthly retention rate (monthly recurring revenue for the trailing five months divided by monthly recurring revenue for the trailing twelve months) less the principal amount of any outstanding advances. Therefore, credit available under the revolving line of credit may be less than the specified amount. The maturity date of this revolver is on June 1, 2021. On June 28, 2019, the line of credit agreement with the Lender was amended to expand the line of credit limit by adjusting the borrowing availability calculation basis from 5-month trailing MRR to 9-month trailing MRR through September 30, 2019, after which, the borrowing availability calculation will revert to 5-month trailing MRR. The amendment includes a fee to be paid to the Lender, instead of warrants, in the amount of $300,000 if the Company is sold to a strategic or financial investor. The fee in lieu of warrants has not been accrued for as of June 30, 2019 due to the events that would trigger

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

the amounts being owed the Lender not yet occurring. The outstanding balance on the revolving line of credit as of June 30, 2019, and December 31, 2018 was $7,000,000 and $7,000,000, respectively. The total availability on the revolving line of credit as of June 30, 2019, and December 31, 2018, was approximately $8,000,000 and $1,548,000, respectively.

Convertible notes payable—On April 30, 2019, the Company entered into a note and common stock purchase agreement to sell convertible notes and common stock in an amount not to exceed $8,000,000. The Company received approximately $3,634,533 through the issuance of convertible notes and 441,341 shares of common stock. The convertible notes payable accrue interest at 6% per annum. The principal, together with all accrued and unpaid interest, is due and payable in full upon request of the holders of a majority of the outstanding principal amount of the convertible notes (“Majority Holders”) on or after the maturity date which is 12 months from the date the convertible notes were issued. The Company may not prepay the convertible notes prior to the maturity date without the consent of the Majority Holders.

As the convertible notes payable issued include common stock issued, GAAP requires that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the common stock and of the common stock itself at the time of issuance. The portion of the proceeds allocated to the common stock shall be accounted for within stockholders’ equity (as common stock par value and additional paid-in capital) and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. Also, any embedded conversion features present in the convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in-capital. The convertible notes payable issued include the following conversion and repayment terms:

(a)

Conversion upon a Qualified Financing: In the event that the Company issues and sells shares of its equity securities to investors on or before the maturity date in an equity financing with total proceeds to the Company of not less than $20,000,000, then the outstanding principal amount of the convertible notes and any unpaid accrued interest shall automatically convert into equity securities sold in the Qualified Financing multiplied by 0.75.

(b)

Maturity date conversion: In the event that the convertible notes remain outstanding on the maturity date, then the outstanding principal balance of the convertible notes and any unpaid accrued interest shall upon the election of the Majority Holders given prior to the maturity date, convert as of the maturity date into shares of the Company’s Series C redeemable convertible preferred stock at a conversion price of $4.4479 per share which represents the original issuance price and on the same terms of the original Series C Preferred Stock Purchase Agreement.

(c)

Change of Control: If the Company consummates a change of control, as defined by the convertible note agreement, while the convertible notes are outstanding, the Company shall repay the convertible notes in cash in an amount equal to (i) the outstanding principal amount of the convertible notes plus any unpaid accrued interest, plus (ii) a repayment premium equal to 100% of the sum of the outstanding principal amount of the convertible notes plus any unpaid accrued interest.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

The conversion and repayment features described above include changes to the conversion and repayment terms that would only be triggered by future events not controlled by the Company and are considered contingent conversion and repayment options and as a result the intrinsic value of such conversion and repayment options shall not be recognized until and unless the triggering event occurs.

The fair value of the common stock issued in connection with the convertible notes payable was determined to be $1.39 per share and had a relative fair value of $524,827 which was recorded as a debt discount to the convertible notes payable and to stockholders’ equity (as common stock par value and additional paid-in capital), and which will be amortized to interest expense over the expected term of the related convertible notes payable which was determined to be 12 months.

Future principal payment obligations on total outstanding debt as of June 30, 2019 are as follows:

July 1, 2019 - December 31, 2019	$1,266,666
January 1, 2020 - December 31, 2020	6,204,211
January 1, 2021 - December 31, 2021	8,933,333
January 1, 2022 - December 31, 2022	333,334

Total maturities	16,737,544
Less note discount and debt issuance costs	(535,388)

Total outstanding debt	$16,202,156

Note 7—Revenue, deferred contract balances, and customer deposit liability

Disaggregation of Revenue—The following table presents revenue by category for the six months ended June 30, 2019:

	Six Months Ended June 30, 2019
	Amount	% of Total Revenue
License	$1,543,210	12%
Subscription and services	10,987,274	88%

Total revenue	$12,530,484	100%

Remaining Performance Obligations—As of June 30, 2019, the Company had approximately $6.0 million of remaining performance obligations, which is comprised of subscription and services revenue not yet delivered. As of June 30, 2019, the Company expects to recognize approximately 85% of its remaining performance obligations as revenue over the next 24 months and the remainder thereafter.

Contract Balances—The timing of revenue recognition may differ from the timing of invoicing to customers. For annual contracts, the Company typically invoices customers at the time of entering into the contract. For multi- year agreements, the Company generally invoices customers either when entering into the contract or on an annual basis before each anniversary of the contract start date. Occasionally, customers are invoiced on a monthly basis.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Contract liabilities consist of deferred revenue, which is recognized over the contractual period. Deferred revenue includes amounts collected or billed in excess of recognizable revenue. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date. During the six months ended June 30, 2019, the Company recognized approximately $8 million of revenue pertaining to amounts that were deferred as of December 31, 2018. The Company had approximately $3,435,314 and $4,438,079 of Deferred revenue as of June 30, 2019 and December 31, 2018, respectively, included in accounts receivable.

On March 10, 2017, the Company sold prepaid Endgame Licenses and Endgame Support Services for $17,500,000 to Accenture Federal Services, LLC (“AFS”), an affiliate of one of the Company’s significant investors. The prepayment became due upon execution of the Asset Purchase Agreement with AFS and is non-refundable. The buyer has fifty-four months from the date of execution of the asset purchase agreement to apply the fee to software and service purchases. After that date, the prepayment expires. As of June 30, 2019 and December 31, 2018, $15,530,218 and $16,878,540, respectively, are included in noncurrent customer deposit liability within the accompanying consolidated balance sheets.

Furthermore, certain of the Company’s contracts allow for termination at the customer’s convenience, or prepayments may be received on master sales agreements. In these cases, the Company does not consider a contract to exist past the term in which enforceable rights and obligations exist. Any related prepayments received related to these agreements were reclassified from deferred revenue to a customer deposit liability in the consolidated balance sheet upon adoption of ASU 2014-09, Revenue from Contracts with Customers, as these amounts do not represent contract balances.

Deferred Contract Acquisition Costs—The Company defers contract acquisition costs that are recoverable and incremental to obtaining customer sales contracts. Contract acquisition costs, which primarily consist of sales commissions, are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Sales commissions paid for initial contracts are generally not commensurate with the commissions paid for renewal contracts, given the substantive difference in commission rates in proportion to their respective contract values. Sales commissions for initial contracts that are not commensurate are amortized over a benefit period of five years, consistent with the revenue recognition pattern of the performance obligations in the related contracts including expected renewals. The benefit period is determined by taking into consideration contract length, technology life, and other quantitative and qualitative factors. The expected renewals are estimated based on historical renewal trends. Sales commissions for initial contracts that are commensurate and sales commissions for renewal contracts are amortized over the related contractual period in proportion to the revenue recognized. The Company has elected the practical expedient to recognize contract acquisition costs as an expense when incurred if the amortization period would be one year or less.

Deferred contract acquisition costs of approximately $1.8 million are included in other assets in the consolidated balance sheet at June 30, 2019. The amortization of deferred contract acquisition costs is included in sales and marketing expense in the consolidated statements of operations. The Company recognized amortization expense for the deferred contract acquisition costs of approximately $303 thousand during the six months ended June 30, 2019.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

The Company periodically reviews the carrying amount of deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. The Company did not recognize any impairment losses on the deferred contract acquisition costs during the six months ended June 30, 2019.

Note 8—Redeemable convertible preferred stock

At June 30, 2019, the Company is authorized to issue 45,200,040 shares of redeemable convertible preferred stock having a par value of $0.001 per share. Of the total redeemable convertible preferred stock authorized for issuance, 389,656 authorized shares are designated as Series A redeemable convertible preferred stock (“Series A”), 17,121,265 authorized shares are designated as Series A-1 redeemable convertible preferred stock (“Series A-1”), 2,361,553 authorized shares are designated as Series A-2 redeemable convertible preferred stock (“Series A-2”), 14,301,719 authorized shares are designated as Series B redeemable convertible preferred stock (“Series B”), 7,868,882 authorized shares are designated as Series C redeemable convertible preferred stock (“Series C”), and 3,156,965 authorized shares are designated as Series D redeemable convertible preferred stock (“Series D”).

Dividends—Each holder of Series D, Series C, Series B, Series A, Series A-1, and Series A-2 redeemable convertible preferred stock shall be entitled to non-cumulative cash dividends at a rate of 6% per annum on the original issue price of each series only when, as, and if declared by the Board of Directors of the Company. There have been no dividends declared or accrued since the inception of the Company.

Liquidation Treatment—In the event of a liquidation, dissolution, or winding up of the corporation (including a deemed liquidation event as defined in the Amended and Restated Certificate of Incorporation), the holders of Series C, and D redeemable convertible preferred stock shall be entitled to a liquidation preference (which shall be paid on a pro rata basis among the Series C and Series D) equal to the original purchase price of each share plus declared but unpaid dividends, prior to and in preference to the holders of the Series B, Series A, Series A-1, Series A-2, and common stock; the holders of Series B redeemable convertible preferred stock shall be entitled to a liquidation preference equal to the original purchase price of each share plus declared but unpaid dividends, prior to and in preference to the holders of the Series A, Series A-1, Series A-2, and common stock; and the holders of the Series A, Series A-1, Series A-2 redeemable convertible preferred stock shall be entitled to a liquidation preference which shall be paid on a pro rata basis among the Series A, Series A-1, and Series A-2) equal to the original purchase price of each share plus declared but unpaid dividends, prior to and in preference to the holders of the common stock. Following payment of the applicable liquidation preferences, the remaining proceeds shall be distributed ratably to the holders of Common Stock, Series A, Series A-1, and Series A-2, Series B, Series C, and Series D on an as-if-converted to Common Stock basis; provided, that the Series C and Series D shall not be entitled to any further proceeds once the holders have received an amount equal to 1.5 times the original purchase price of each share under a Participation Cap.

Voting Rights—Each holder of shares of the redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could be converted. Any shares of redeemable convertible preferred stock may be converted at any time into fully paid non-assessable shares of common stock.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

The redeemable convertible preferred stock is convertible into common stock at the holder’s option and will automatically convert upon a qualified initial public offering of the Company as defined in the Amended and Restated Certificate of Incorporation or at the election of the holders of at least 66 and 2/3% of the outstanding redeemable convertible preferred stock (voting together as a single class on an as-converted to common stock basis).

Conversion Rights—The holders of the redeemable convertible preferred stock have the option to convert their shares at any time into fully paid and nonassesable shares of common stock. The number of shares of common stock would convert at a rate consistent with the original issue price of the redeemable convertible preferred stock which may be adjusted from time to time for stock splits, combinations, common stock dividends and distributions, exchanges, substitution, reorganizations, mergers, consolidations or sale of shares below the original issue price, as defined by the Company’s Amended and Restated Certificate of Incorporation.

Automatic conversion to common stock would be triggered by an affirmative election of the holders of at least 66 and 2/3% of the outstanding redeemable convertible preferred stock or immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock of the Company in which (i) the per share price is at least three time the original issue price of Series B redeemable convertible preferred stock and (ii) the gross cash proceeds to the Company are at least $60,000,000.

Redemption—The Series D, Series C, Series B, Series A, Series A-1, and Series A-2 shares are redeemable at the option of the holders, based on terms defined in the Amended and Restated Certificate of Incorporation, in two annual installments beginning on or after February 29, 2021 and ending one year from the first redemption date. The preferred shares may be redeemed if the holders of at least 66 and 2/3% of the outstanding shares vote and trigger such a redemption.

The redemption amount would equal to the greater of (A) the sum of the applicable original issue price per share plus all declared but unpaid dividends with respect to such shares and (B) the fair market value per share of redeemable convertible preferred stock, as determined by the Board. The first annual installment date is February 29, 2021. The redeemable convertible preferred stock has not been adjusted to a redemption fair value amount as it is not probable that the required majority vote will occur. As a result, the redeemable convertible preferred stock is recorded at an amount equal to its original issue price less certain equity issuance costs incurred in the issuance of the redeemable convertible preferred stock. The equity issuance costs are not accreted due to the carrying amount of the temporary equity not being accreted to a particular redemption amount.

There were no issuances or changes in redeemable convertible preferred stock during the six months ended June 30, 2019 or 2018.

Note 9—Common stock

At June 30, 2018, the Company is authorized to issue 75,000,000 shares of common stock having a par value of $0.001 per share. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote. No dividends have been declared or paid to common stockholders since the inception of the Company. Refer to Note 8 for liquidation treatment as it relates to common stock.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Note 10—Liabilities related to warrants to purchase redeemable convertible preferred stock

As of June 30, 2019, the Company has issued 389,656 warrants for Series A redeemable convertible preferred stock with an exercise price of $1.6938 per share. Of the total warrants for Series A redeemable convertible preferred stock, 59,039 warrants were issued on February 3, 2011 and 330,617 warrants were issued on January 17, 2013. There is no vesting period, and the warrants expire 10 years from the issuance date.

As of June 30, 2019, the Company has issued 49,479 warrants for Series C redeemable convertible preferred stock with an exercise price of $4.4479 per share. Of the total warrants for Series C redeemable convertible preferred stock, 26,979 warrants were issued on September 14, 2015 and 22,500 warrants were issued on September 16, 2015. There is no vesting period, and the warrants expire in 10 years from the issuance date.

As of June 30, 2019, the Company has issued 34,726 warrants for Series D redeemable convertible preferred stock with an exercise price of $6.3352 per share. Of the total warrants for Series D redeemable convertible preferred stock, 23,677 warrants were issued on February 16, 2017, 4,735 warrants were issued on June 1, 2017, and 6,314 warrants were issued on March 15, 2018. There is no vesting period, and the warrants expire in 10 years from the issuance date.

As noted in Note 1, at the end of each reporting period, management used the Black-Scholes-Merton model to determine the fair value of liabilities related to certain outstanding warrants. We considered the use of a binomial model to value the warrants at each reporting period but noted due to the limited number of warrants issued and underlying fair value of the redeemable convertible preferred stock, differences in valuation between a binomial model and the Black-Scholes-Merton model would be immaterial to the consolidated financial statements taken as a whole.

The following tables present the quantitative inputs, which are classified in Level 3 of the fair value hierarchy, used in estimating the fair value of the warrants:

Series A Warrants	June 30, 2019	December 31, 2018
Risk-free interest rate	2.22% - 2.27%	2.48% - 2.49%
Expected life in years	1.59 - 3.54	2.09 - 4.04
Expected volatility	75%	75%
Fair value of stock price	$3.70	$3.09

Series C Warrants	June 30, 2019	December 31, 2018
Risk-free interest rate	2.31%	2.59%
Expected life in years	6.21	6.71
Expected volatility	75%	75%
Fair value of stock price	$5.95	$5.29

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Series D Warrants	June 30, 2019	December 31, 2018
Risk-free interest rate	2.31% - 2.36%	2.64% - 2.69%
Expected life in years	7.63 - 8.66	8.13 - 9.16
Expected volatility	75%	75%
Fair value of stock price	$7.90	$7.08

The estimate of expected volatility and the stock price tend to have the most significant impact on the estimated fair value of the outstanding warrants. If five percentage points were added or subtracted to the estimate of expected volatility or the stock price, the estimates of fair value would change approximately as follows for the six months ended June 30, 2019:

	Increase	Decrease
Change in volatility
Series A Warrants	$22,904	$20,249
Series C Warrants	$7,090	$7,721
Series D Warrants	$6,801	$7,360
Change in stock price
Series A Warrants	$66,925	$63,727
Series C Warrants	$12,855	$13,002
Series D Warrants	$12,250	$12,245

The following table presents the change in the liability balance associated with the liability-classified warrants for the six months ended June 30:

	2019	2018
Balance at beginning of period	$1,197,430	$1,086,699
Granted	—	31,847
Increase in fair value	228,204	78,884

Balance at end of period	$1,425,634	$1,197,430

Note 11—Stock incentive plan

The 2010 Stock Incentive Plan (“2010 Plan”) is a Board-approved plan. Under the 2010 Plan, 21,141,942 shares of the Company’s authorized but unissued common stock have been reserved for issuance under the 2010 Plan, and the Company shall have the power and authority to grant options to acquire common stock, restricted stock awards, restricted stock units, and stock appreciation rights. Share awards generally vest at 25% of the shares on the one year anniversary following the vesting commencement date, with the remaining 75% vesting in equal monthly installments over the next three years, unless otherwise specified.

The Company estimates volatility based on a comparable market index and has calculated the historical volatility for the index for a period that corresponds to the expected term of the option. The expected term is calculated based on the estimated time for which the option will be held by the awardee. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

For the six months ended June 30, 2019 and 2018, the Company recognized stock-based compensation as follows:

	2019	2018
Cost of revenue	$22,155	$20,506
Research and development	210,757	188,587
Sales and marketing	105,302	79,965
General and administrative	246,100	257,690

	$584,314	$546,748

The assumptions used to calculate fair value of stock options granted for the six months ended June 30, 2019 and 2018 are as follows:

	2019	2018
Fair value of common stock	$1.23 - $1.39	$1.10 - $1.23
Exercise price	$1.23 - $1.39	$1.10 - $1.23
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.34% - 2.57%	2.47% - 2.69%
Expected life in years	5.88 - 6.10	5.77 - 5.99
Expected volatility	44.8% - 50.90%	44.8% - 45.00%

The following represents a summary of the Company’s stock option activity and related information for the six months ended June 30, 2019:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding—January 1, 2019	15,378,508	$0.76	6.0	7,227,899
Granted	1,125,027	1.25
Cancelled (forfeited)	(280,633)	1.17
Expired	(141,199)	0.98
Exercised	(615,863)	0.78

Outstanding—June 30, 2019	15,465,840	$0.79	6.0	9,354,900

Exercisable—June 30, 2019	11,309,629	$0.65	5.0	8,369,125

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

A summary of non-vested options and changes for the six months ended June 30, 2019 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested—January 1, 2019	4,372,272	$0.54
Granted	1,125,027	0.58
Vested	(919,256)	0.54
Cancelled (forfeited)	(280,633)	0.56
Expired	(141,199)	0.57

Nonvested—June 30, 2019	4,156,211	$0.57

As of June 30, 2019, there were 836,650 options available for grant, and there was $2,386,007 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.22 years.

Note 12—Income taxes

The Company’s effective tax rate (“ETR”) was approximately 0.0% for the six months ended June 30, 2019 and 2018. The six month ETR has not significantly differed from the Company’s historical annual ETR because the Company continues to maintain a full valuation allowance.

Note 13—Employee benefit plan

The Company has a retirement savings 401(k) plan covering all employees who are at least 21 years of age. The Company matches employees’ contributions based on 100% of the first 3% of participant salary deferred and 50% of the next 2% of participant salary deferred. The Company’s expense for the plan was $482,840 and $409,291 for the six months ended June 30, 2019 and 2018, respectively.

Note 14—Accrued expenses

Accrued expenses at June 30, 2019, and December 31, 2018 consisted of the following:

	June 30, 2019	December 31, 2018
Accrued operating expenses	$794,900	$899,066
Accrued bonus and other compensation	1,776,152	2,181,493
Other current liabilities	5,519	37,385

	$2,576,571	$3,117,944

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Note 15—Other current assets

Other current assets at June 30, 2019, and December 31, 2018 consisted of the following:

	June 30, 2019	December 31, 2018
Prepaid operating expenses	$1,458,379	$1,215,961
Prepaid compensation	16,209	62,083
Prepaid commissions and reseller fees	—	791,101
Other current assets	35,000	35,000

	$1,509,588	$2,104,145

Note 16—Other assets

Other assets at June 30, 2019, and December 31, 2018 consisted of the following:

	June 30, 2019	December 31, 2018
Deferred contract acquisition costs	$1,841,677	$—
Security deposits	58,110	62,277

	$1,899,787	$62,277

Note 17—Merger agreement

On June 5, 2019, Elastic N.V., a Dutch public limited liability company (“Elastic”), Avengers Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Elastic (“Merger Sub”), Endgame, Inc., a Delaware corporation (“Endgame”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the security holders of Endgame (the “Security holder Representative”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Endgame (the “Merger”) whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic.

Under the terms of the Merger Agreement, Elastic will acquire Endgame for a total purchase price of $234 million, subject to customary adjustments, including the establishment of an indemnity escrow fund. Elastic will pay the purchase price through (i) the issuance of ordinary shares, par value €0.01 per share, of Elastic (the “Elastic Ordinary Shares”), (ii) the repayment of Endgame’s outstanding indebtedness, (iii) the assumption of Endgame’s outstanding options, and (iv) a cash deposit to fund an expense fund for the fees and expenses of the Security holder Representative. Each share of Elastic Ordinary Shares to be issued in the Merger will be valued at an amount equal to the volume-weighted average price per share rounded to four decimal places (with amounts 0.00005 and above rounded up) of the Elastic Ordinary Shares on the New York Stock Exchange for the twenty (20) consecutive trading days ending with the complete trading day ending five (5) trading days prior to the date upon which the Merger is consummated, provided that in no event shall an Elastic Ordinary Share be valued

ENDGAME, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

at more than $98.55 per share or less than $68.49 per share. No fractional shares of Elastic Ordinary Shares will be issued in the Merger, and holders of Endgame will not receive any consideration in lieu of any such fractional shares. Elastic Ordinary Shares to be issued in the Merger will be listed on the New York Stock Exchange.

During the six months ended June 30, 2019, the Company incurred approximately $359,000 in transaction related expense that is included within general and administrative in the accompanying consolidated statements of operations.

Note 18—Subsequent events

Subsequent events have been evaluated through August 28, 2019, the date these consolidated financial statements were available to be issued.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ENDGAME, INC. AND SUBSIDIARIES

As of December 31, 2018 and 2017 and for each of the Years in the Three-Years Ended December 31, 2018

Report of Independent Auditor

To the Board of Directors

Endgame, Inc. and Subsidiaries

Arlington, Virginia

We have audited the accompanying consolidated financial statements of Endgame, Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endgame, Inc. and subsidiaries as of December 31, 2018 and 2017 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company incurred recurring losses from operations, has negative cash flows from operating activities, has a total stockholders’ deficit and has negative working capital. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP

Atlanta, Georgia

August 1, 2019

Consolidated Balance Sheets December 31, 2018 and 2017

	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$7,709,097	$13,141,633
Accounts receivable	4,556,138	7,223,368
Due from escrow, net	1,700,000	1,555,394
Other current assets	2,104,145	862,088

Total Current Assets	16,069,380	22,782,483

Property and equipment, net	1,040,736	1,061,838
Intangible assets	517,000	517,000
Due from escrow	—	1,700,000
Other assets	62,277	48,415

Total Assets	$17,689,393	$26,109,736

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$1,612,235	$671,310
Accrued expenses	3,117,944	2,602,062
Deferred revenue	11,720,350	15,564,936
Current maturities of long-term debt, net of unamortized discount and debt issuance costs of $46,254 and $35,011, respectively	2,264,857	548,322
Deferred rent	136,682	121,145

Total Current Liabilities	18,852,068	19,507,775

Long-term debt, net of unamortized discount and debt issuance costs of $74,895 and $84,610, respectively	4,613,994	2,332,057
Revolving line of credit	7,000,000	—
Deferred revenue	1,926,640	—
Customer deposit liability	16,878,540	17,390,000
Warrant liability	1,197,430	1,086,699
Deferred rent	391,172	522,977
Deferred tax liability	18,414	61,222

Total Liabilities	50,878,258	40,900,730

Commitments and Contingencies, Note 6
Series D redeemable convertible preferred stock, 3,156,965 shares authorized, 1,546,387 issued and outstanding; liquidation preference of $9,796,671 at December 31, 2018 and 2017	9,728,214	9,728,214
Series C redeemable convertible preferred stock, 7,868,882 shares authorized, 6,669,267 issued and outstanding; liquidation preference of $29,664,233 at December 31, 2018 and 2017	29,542,530	29,542,530
Series B redeemable convertible preferred stock, 14,301,719 shares authorized, 14,301,719 issued and outstanding; liquidation preference of $27,698,139 at December 31, 2018 and 2017	27,454,577	27,454,577
Series A redeemable convertible preferred stock, 19,872,474 shares authorized, 19,482,474 issued and outstanding; liquidation preference of $32,999,997 at December 31, 2018 and 2017	32,771,590	32,771,590
Stockholders’ Equity (Deficit):
Common stock $.001 par value, 75,000,000 shares authorized, 9,823,194 and 8,914,701 shares issued and outstanding at December 31, 2018 and 2017	9,822	8,914
Additional paid-in capital	14,317,951	12,740,195
Accumulated deficit	(147,013,549)	(127,037,014)

Total Stockholders’ Equity (Deficit)	(132,685,776)	(114,287,905)

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)	$17,689,393	$26,109,736

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations Years Ended December 31, 2018, 2017, and 2016

	2018	2017	2016
Revenue	$19,841,807	$5,228,368	$2,108,776
Cost of revenue	2,636,997	477,415	283,972

Gross Profit	17,204,810	4,750,953	1,824,804

Operating Expenses:
Research and development	19,056,449	16,595,246	13,571,735
Sales and marketing	11,147,652	10,231,313	9,208,028
General and administrative	6,376,789	5,924,181	3,689,799

Total Operating Expenses	36,580,890	32,750,740	26,469,562

Operating Loss	(19,376,080)	(27,999,787)	(24,644,758)

Other Income (Expense):
Interest income	61,470	52,435	301
Interest expense	(582,905)	(495,837)	(100,260)
Other expense, net	(42,944)	(34,703)	(35,441)
Change in fair value of warrant liability	(78,884)	(68,527)	(377)

Total Other Income (Expense), Net	(643,263)	(546,632)	(135,777)

Net loss from continuing operations before taxes	(20,019,343)	(28,546,419)	(24,780,535)
Income tax benefit (expense)	42,808	18,681	(9,496)

Net loss from continuing operations, net of taxes	(19,976,535)	(28,527,738)	(24,790,031)
Net income (loss) from discontinued operations, net of taxes	—	(1,820,386)	1,039,081

Net Loss	$(19,976,535)	$(30,348,124)	$(23,750,950)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity (Deficit) Years Ended

December 31, 2018, 2017, and 2016

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2015	8,072,255	$8,072	$11,262,305	$(72,937,940)	$(61,667,563)
Exercise of stock options	462,378	462	115,990	—	116,452
Stock-based compensation	—	—	601,628	—	601,628
Vesting of restricted stock	165,983	166	(166)	—	—
Net loss	—	—	—	(23,750,950)	(23,750,950)

Balance, December 31, 2016	8,700,616	8,700	11,979,757	(96,688,890)	(84,700,433)
Exercise of stock options	929,600	930	251,270	—	252,200
Stock repurchases	(715,515)	(716)	(736,265)	—	(736,981)
Stock-based compensation	—	—	837,485	—	837,485
Modification of stock options	—	—	407,948	—	407,948
Net loss	—	—	—	(30,348,124)	(30,348,124)

Balance, December 31, 2017	8,914,701	8,914	12,740,195	(127,037,014)	(114,287,905)
Exercise of stock options	908,493	908	446,201	—	447,109
Stock-based compensation	—	—	1,131,555	—	1,131,555
Net loss	—	—	—	(19,976,535)	(19,976,535)

Balance, December 31, 2018	9,823,194	$9,822	$14,317,951	$(147,013,549)	$(132,685,776)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows Years Ended December 31, 2018, 2017, and 2016

	2018	2017	2016
Cash flows from operating activities:
Net loss	$(19,976,535)	$(30,348,124)	$(23,750,950)
Adjustments to reconcile net loss to cash flows from operating activities
Depreciation	517,486	536,076	445,959
(Gain) loss on disposal of property and equipment	19,911	(678)	(19,116)
Stock-based compensation	1,131,555	837,485	601,628
Modification of stock options	—	407,948	—
Change in fair value of warrant liability	78,884	68,527	377
Provision for deferred taxes	(42,808)	(18,681)	12,802
Amortization of noncash interest	63,402	313,534	94,323
Changes in assets and liabilities:
Accounts receivable	2,667,230	(7,220,025)	(3,343)
Other assets	(1,265,919)	(130,424)	68,883
Accounts payable	940,925	(87,622)	141,775
Accrued expenses	515,882	101,344	556,578
Deferred revenue and customer deposit liability	(2,429,406)	30,213,035	1,316,914
Deferred rent	(116,268)	(105,811)	341,279
Net activities of discontinued operations	—	—	(2,756,392)

Net cash flows from operating activities	(17,895,661)	(5,433,416)	(22,949,283)

Cash flows from investing activities:
Purchases of property and equipment (continuing operations)	(527,685)	(288,594)	(657,578)
Purchases of property and equipment (discontinued operations)	—	—	(239,373)
Proceeds from the sale of property and equipment	11,390	2,883	4,110
Proceeds from the sale of discontinued operations	—	19,911,274	—
Proceeds from escrow related to sale of discontinued operations	1,555,394	—	—

Net cash flows from investing activities	1,039,099	19,625,563	(892,841)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance cost	—	—	9,728,214
Proceeds from exercise of common stock options	447,109	252,200	116,452
Repurchase of common stock	—	(736,981)	—
Payments on capital leases	—	—	(7,195)
Payments on long-term debt	—	(6,153,094)	—
Proceeds from long-term debt	4,000,000	—	—
Borrowings on revolving line of credit	7,000,000	—	3,000,000
Payments on revolving line of credit	—	—	(846,906)
Payments of debt issuance costs	(23,083)	(20,000)	(63,288)

Net cash flows from financing activities	11,424,026	(6,657,875)	11,927,277

Net change in cash and cash equivalents	(5,432,536)	7,534,272	(11,914,847)
Beginning cash and cash equivalents	13,141,633	5,607,361	17,522,208

Ending cash and cash equivalents	$7,709,097	$13,141,633	$5,607,361

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$539,856	$451,529	$590,393

Supplemental disclosure of non-cash financing activities:
Warrants issued in connection with financing	$31,847	$141,931	$—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business—Endgame, Inc. and subsidiaries (“Endgame”, the “Company”, or “we”) provides an endpoint protection platform that brings certainty to security with the most powerful scope of protections and most straight-forward user experience, ensuring analysts of any skill level can stop targeted attacks before information theft. Endgame unifies prevention, detection, and threat hunting to stop known and unknown attacker behaviors at scale with a single agent.

Principles of Consolidation—The accompanying consolidated financial statements reflect the activity of the Company and its wholly owned subsidiaries (Endgame Systems, LLC and Onyxware Corporation). All significant intercompany transactions and accounts have been eliminated.

Use of Estimates—The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may be materially different from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with an original maturity of three months or less when purchased to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2018 and 2017, the Company had $7,694,076 and $12,909,466, respectively, which exceeded these insured amounts.

Accounts Receivable—No allowance for bad debts has been established. Bad debts are recognized when accounts receivable are deemed uncollectible, and management considers all current receivables fully collectible.

Liabilities Related to Warrants to Purchase Redeemable Convertible Preferred Stock— The Company records certain redeemable convertible preferred stock warrants we issued (see Note 11 for more detailed information) at fair value and recognize the change in the fair value of such warrants as a gain or loss which we report in the Other income (expense) section in the consolidated statement of operations. In accordance with Accounting Standards Codification (“ASC”) Topic 480—Distinguishing Liabilities from Equity, we report the warrants we record at fair value as liabilities because they contain certain provisions that may require the Company to ultimately transfer assets as the warrants are for preferred shares which may be redeemable at a future date (see Note 9 for more detailed information). At the end of each reporting period, management used the Black-Scholes-Merton model to determine the fair value of liabilities related to particular outstanding warrants. We considered the use of a binomial model to value the warrants at each reporting period but noted due to the limited number of warrants issued and underlying fair value of the redeemable convertible preferred stock, differences in valuation between a binomial model and the Black-Scholes-Merton model would be immaterial to the consolidated financial statements taken as a whole.

Revenue Recognition—The Company generates revenue from (1) the licensing and ongoing maintenance of software and (2) professional services. The Company recognizes revenue when the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) the fee is probable to collect. Certain of the Company’s contracts allow for termination at the customer’s convenience. In these cases, the Company does not consider the price to be fixed and determinable for any amounts in excess of a pro rata portion of the contract based on total time elapsed as compared to the contract term.

The Company’s arrangements include multiple deliverables. The licensing arrangements include both an obligation to provide access to proprietary features in its software, as well as an obligation to provide post-contract support, including support, maintenance, updates, and upgrades. These two obligations qualify as separate units of accounting. The Company’s subscription products provide access to hosted software as well as support, which the Company considers to be a single unit of accounting as there is no standalone value to the different deliverables. Services-related deliverables are considered separate units of accounting.

The Company allocates the fees in a multi-element arrangement to each element based on the relative fair value of each element, using vendor-specific objective evidence (“VSOE”) of the fair value of each of the elements, if available. VSOE is generally determined based on the price charged when an element is sold separately. In the absence of VSOE of fair value, the fee is allocated among each element based on third-party evidence (“TPE”) of fair value, which is determined based on competitor pricing for similar deliverables when sold separately. When the Company is unable to establish fair value using VSOE or TPE, the Company uses estimated selling price (“ESP”) to allocate value to each element. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold separately. The Company determines ESP for deliverables by considering multiple factors including but not limited to prices it charges for similar offerings, market conditions, competitive landscape, and pricing practices.

For multiple-element arrangements that contain only software and software-related elements, the Company allocates the fees to each element based on the VSOE of fair value of each element. If the Company is unable to establish VSOE on a software license, the license revenue is recognized ratably over the stated term along with the related maintenance. Software licenses included in hosted arrangements are recognized ratably over the stated term along with the related maintenance. All fees are recognized as revenue when the four criteria described above are met.

Cost of Revenue—Cost of revenue generally consists of the cost of hosting fees, and cost of labor associated with professional services along with depreciation and allocated overhead.

Research and Development—Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation. Research and development costs also include depreciation and allocated overhead.

Advertising—Advertising costs are expensed as incurred. Advertising expense totaled $1,063,942, $599,063, and $599,540 for the years ended December 31, 2018, 2017, and 2016, respectively.

Fair Value of Assets and Liabilities—The Company follows the relevant GAAP guidance regarding the determination and measurement of the fair value of assets/liabilities in which fair value is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction valuation hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The guidance describes the following three levels of inputs that may be used in the methodology to measure fair value:

•	Level 1—Quoted prices available in active markets for identical investments as of the reporting date;

•	Level 2—Inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date; and

•

Level 3—Unobservable inputs, which are to be used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The estimated fair values of cash, accounts receivable, accounts payable, accrued expenses, deferred revenue, customer deposit liability and debt approximate their carrying values due to their short maturity periods. The Company accounts for its financial assets and liabilities at fair value on a recurring basis. The Company evaluates the fair value of its non-financial assets and liabilities on a nonrecurring basis.

Property and Equipment—Property and equipment are recorded at cost. Additions and major improvements are capitalized, while routine maintenance and repairs are charged to expense as incurred. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives.

Indefinite Lived Assets—Trademarks were initially measured based on their fair values. Trademarks are not amortized but instead tested for impairment annually or whenever circumstances indicate that a possible impairment might exist. The carrying amount of identified indefinite lived intangible assets was $517,000 at December 31, 2018 and 2017.

Management has assessed qualitative factors to determine whether it is more likely than not that the fair value of trademarks is less than the carrying amount. The result of management’s assessment was sufficient to determine that the fair value exceeds the carrying value. Qualitative factors assessed include macroeconomic conditions; access to capital; industry and market considerations; the overall competitive environment; the market for an entity’s products or services; regulatory or political developments; cost factors such as labor or other costs that have an effect on earnings and cash flows; overall financial performance such as cash flows or fluctuations in revenue or earnings compared with actual and projected results of relevant prior periods; changes in management, key personnel, strategy, or customers; events affecting a reporting unit such as a change in the composition or carrying amount of its net assets; and any sustained change in the Company’s share price.

Long-Lived Assets—The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Stock-Based Compensation—The Company accounts for its stock-based compensation arrangements at fair value. Fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton Model. The calculated fair value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line method.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is created for deferred tax assets unless it is considered more likely than not that deferred tax assets will be realized.

Management has evaluated all other tax positions that could have a significant effect on the consolidated financial statements and determined the Company had no uncertain income tax positions at December 31, 2018 or 2017.

New Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount and timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. On January 1, 2019, we adopted ASU 2014-09, Revenue from Contracts with Customers, and all subsequent amendments (collectively “ASC 606”) using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to decrease the opening balance of accumulated deficit of approximately $905,000. We have not retrospectively adjusted the information for the periods reported herein, which information we continue to report under the accounting standards in effect for that period.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. Unless delayed, this standard will be effective for the calendar year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements. See Note 6 for the Company’s operating leases.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which align the requirements for capitalizing implementation costs incurred in a hosting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The new guidance becomes effective for the Company for the year ending December 31, 2021, through early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

Note 2—Operations

During the years ended December 31, 2018, 2017, and 2016, the Company recognized revenue in the amounts of $19,841,807, $5,228,368, and $2,108,776, respectively. During those same years ended December 31, 2018, 2017, and 2016, the Company incurred net losses from continuing operations of $19,976,535, $28,527,738, and $24,790,031, respectively, and had negative cash used in operating activities of $17,895,661, $5,433,416, and $22,949,283, respectively. As of December 31, 2018 and 2017, the Company had positive (negative) working capital of $(2,782,688) and $3,274,708, respectively, and an accumulated deficit of $147,013,549 and $127,037,014, respectively. Additional funding from current or prospective investors would be necessary to meet the funding needs of the Company until it produces sustainable positive cash flows. On June 5, 2019, pursuant to the terms of a Merger Agreement, it was announced that Elastic N.V. will acquire Endgame for a total purchase price of $234 million, subject to customary adjustments. See Note 17 to the consolidated financial statements for further discussion.

The Company has been economically dependent on a relatively small number of customers with whom it has entered into long-term contracts. The Company generally does not require collateral from its customers. For the year ended December 31, 2018, 78% of the Company’s revenues were derived from two customers, and at December 31, 2018, these customers accounted for 1% of trade accounts receivable. For the year ended December 31, 2017, 74% of the Company’s revenues were derived from one customer, and at December 31, 2017, this customer accounted for 0% of trade accounts receivable. For the year ended December 31, 2016, 92% of the Company’s revenues were derived from one customer. At December 31, 2018, two customers accounted for 79% of trade accounts receivable and at December 31, 2017, two customers accounted for 99% of trade accounts receivable.

Note 3—Discontinued Operations

On November 16, 2016, the Company committed to a plan to sell its Federal Services Business (the “Services Business”) because the operations did not align with its strategic plans, and a letter of intent was executed to sell the Services Business to Accenture Federal Services, LLC (“AFS”), an affiliate of one of the Company’s significant investors. On January 9, 2017, the Company executed an Asset Purchases agreement with AFS for the sale of its Services Business. The agreement with AFS contemplated the sale of the assets of its Services Business for a total estimated net purchase price of approximately $23,400,000. The estimated net purchase price at the date of closing was funded, except as adjusted for certain items as follows: the purchase price was estimated by reducing the initial $25,000,000 by approximately a $1,600,000 contribution, by Endgame, to employee retention bonuses ($1,000,000 plus 50% of the amount the retention bonuses exceed $3,000,000). The estimated net purchase price is further subject to adjustment for the estimated working capital adjustment. In addition, $3,400,000 of the estimated purchase price was placed in escrow for a period of 18—24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

months as security for standard representations and warranties and the final settlement of any working capital adjustments. Half of the amount held in escrow will be released in 18 months (adjusted for any claims against the escrow balance), and the remaining balance will be released in 24 months (adjusted for any claims against the escrow balance). As of December 31, 2017, $1,700,000, net of claims for approximately $144,606, was included in current assets while $1,700,000 was included in noncurrent assets. As of December 31, 2018, $1,700,000 was included in current assets. The Company allocated interest expense to the disposal group based on a percentage of the assets in that related group compared to the Company as a whole. The transaction represents the sale of all assets used in the Company’s Services Business, and closed on March 10, 2017.

On November 16, 2016, the Company determined that the disposal group met the criteria to be classified as a discontinued operation, which requires retroactive application of the applicable accounting standards to financial information for all periods presented. There were no assets or liabilities of the disposal group at December 31, 2018 or 2017.

The results of operations of discontinued operations are stated separately for the years ended December 31, 2018, 2017, and 2016, in the consolidated statements of operations and are presented in the following table:

Discontinued Operations Statements of Operations

	2018	2017	2016
Revenue	$—	$788,503	$11,521,921
Cost of revenue	—	413,640	2,989,697

Gross Profit	—	374,863	8,532,224

Operating Expenses:
Research and development	—	231,944	1,719,710
Sales and marketing	—	875,442	4,488,922
General and administrative	—	531,722	154,635
Loss on sale of assets	—	226,231	351,467
Depreciation and amortization	—	—	1,773,285

Total Operating Expenses	—	1,865,339	8,488,019

Operating (Loss) Income	—	(1,490,476)	44,205
Interest expense	—	(329,910)	(584,456)

Net loss from discontinued operations before taxes	—	(1,820,386)	(540,251)
Income tax benefit	—	—	1,579,332

Net income (loss) from discontinued operations, net of taxes	$—	$(1,820,386)	$1,039,081

The results of operations of discontinued operations for 2017 includes activity from January 1, 2017 through March 10, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

Note 4—Property and Equipment

Property and equipment consist of the following at December 31:

	Useful Lives	December 31, 2018	December 31, 2017
Computer equipment	3 years	$2,749,526	$2,414,517
Furniture and fixtures	5 years	457,067	416,359
Leasehold improvements	Lesser of life or lease term	1,085,631	1,111,275
Software	3 years	151,465	143,344
Website domain purchase	Indefinite	114,620	114,620

Property and equipment, gross		4,558,309	4,200,115
Accumulated depreciation		(3,517,573)	(3,138,277)

Property and equipment, net		$1,040,736	$1,061,838

Depreciation expense for the years ended December 31, 2018, 2017, and 2016 totaled $517,486, $536,076, and $445,959, respectively.

Note 5—Related party Transactions

During 2014, the Company began leasing space in an office in Atlanta, GA on a month-to-month basis from a director of the Company. Rent incurred and paid to this related party was $90,430, $87,684, and $87,684 for the years ended December 31, 2018, 2017, and 2016, respectively.

Note 6—Commitments and Contingencies

Operating leases—For the year ended December 31, 2018, the Company leased office space in Virginia and California under various operating lease arrangements that have expiration dates ranging from May 2021 through March 2022. The lease agreements include instances of rent abatement and escalating rental payments over the lease term. The Company expenses rent on a straight-line basis over the lease term, which commenced on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of cumulative payments is included in deferred rent in the accompanying consolidated balance sheets. Incentives granted under the Company’s facility leases, including allowances to fund leasehold improvements, are deferred and are recognized as adjustments to rent expense on a straight-line basis over the term of the lease.

The future minimum payments required under the operating leases are as follows:

Minimum Lease Commitments
Years Ending December 31,
2019	$1,196,803
2020	1,227,112
2021	1,012,522
2022	211,578
2023	—

$3,648,015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

Rental expense totaled $1,114,686, $961,368, and $702,774 for the years ended December 31, 2018, 2017, and 2016, respectively.

Note 7—Debt

On September 14, 2015, the Company refinanced the original term loan with a third party lender whereby the Company entered into a new 60-month term loan totaling $4,000,000 and bearing interest at a rate equal to the greater of (i) 5% above the prime rate or (ii) 10% payable monthly beginning in October 2015. The effective rate for both the years ended December 31, 2017 and 2016 was 10%. The proceeds were used to partially pay off the outstanding balance of a previous term loan obtained in January 2013. In conjunction with the term loan, the Company also issued warrants to purchase 26,979 shares of the Company’s Series C redeemable convertible preferred stock. On June 13, 2017, the Company paid off this $4,000,000 term loan.

On September 16, 2015, the Company entered a 36-month term loan with a new commercial bank (the “Lender”) totaling $3,000,000 and bearing interest at a rate equal to 1.75% above the prime rate (effective rate was 6.25% at December 31, 2017 and 5.50% at December 31, 2016) payable monthly beginning in October 2015. The proceeds were used to pay off the remaining outstanding balance of a previous term loan obtained in January 2013. In conjunction with the term loan, the Company also issued warrants to purchase 22,500 shares of the Company’s Series C redeemable convertible preferred stock.

In conjunction with the 36-month term loan with the Lender on September 16, 2015, the Company obtained a revolving line credit extension of up to $8,000,000. This revolving credit extension was increased to $15,000,000 on August 16, 2018 and bears interest at a rate equal to 0.50% above the prime rate (6.00% at December 31, 2018). The Company may request advances in an amount that may not exceed at any time contractual monthly recurring revenue for the trailing five months multiplied by the monthly retention rate (monthly recurring revenue (“MRR”) for the trailing five months divided by monthly recurring revenue for the trailing twelve months) less the principal amount of any outstanding advances. Therefore, credit available under the revolving line of credit may be less than the specified amount. The maturity date of this revolver is on June 1, 2021. The outstanding balance on the revolving line of credit as of December 31, 2018 and 2017 was $7,000,000 and $-0-, respectively. The total availability on the revolving line of credit as of December 31, 2018 and 2017 was approximately $1,548,000 and $2,973,000.

On February 16, 2017, the Company expanded its borrowings with the Lender by $3,000,000 and bearing interest at a rate equal to 0.75% above the prime rate. The proceeds were used to fund operations until the Asset Purchase Agreement was finalized. The Lender waived current and future covenant violations related to the existing credit facilities in conjunction with this expansion. In conjunction with this new term loan, the Company also issued warrants to purchase 23,677 shares of the Company’s Series D preferred stock. The issuance of the warrants resulted in a discount on the term loan of $118,248, which was fully recorded to interest expense during the year ended December 31, 2017. This expanded facility was paid in full on March 31, 2017.

On June 1, 2017, the Company amended the 36-month term loan with the Lender to increase the credit facility from $3,000,000 to $7,000,000. The amended loan bears interest at a rate equal to 1.50%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

above the prime rate. (7.00% at December 31, 2018). The $3,000,000 first tranche of the term loan is payable in 30 equal installments of principal, plus all accrued and unpaid interest beginning in January 2019. In conjunction with this amendment, the Company also issued warrants to purchase 4,735 shares of the Company’s Series D redeemable convertible preferred stock. The issuance of the warrants resulted in a discount on the term loan of $23,683.

On March 15, 2018, the Company drew the Second Tranche of the Loan with the Lender in the amount of $4,000,000. The Second Tranche Term II Loan is payable in 36 equal monthly installments of principal plus all accrued and unpaid interest beginning March 2019. The proceeds were used by the Company to fund operations. In conjunction with the Second Tranche, the Company also issued the warrants to purchase 6,314 shares of the Company’s Series D redeemable convertible preferred stock. The issuance of the warrants resulted in a discount on the term loan of $31,847. The obligations of the Company under the Term Loan Agreement and the other term loan documents are secured by liens on and security interests in substantially all of the assets of the Company.

Future principal payment obligations on total outstanding debt as of December 31, 2018 are as follows:

Years Ending December 31,
2019	$2,311,111
2020	2,533,333
2021	8,933,333
2022	222,223
Total maturities	14,000,000
Less note discounts and debt issuance costs	(121,149)

Total outstanding debt	$13,878,851

Note 8—Customer Deposit Liability and Deferred Revenue

On March 10, 2017, the Company sold prepaid Endgame Licenses and Endgame Support Services for $17,500,000 concurrent with the Asset Purchase Agreement discussed in Note 3. The prepayment became due upon execution of the Asset Purchase Agreement and is non-refundable. The buyer has fifty-four months from the date of execution of the asset purchase agreement to apply the fee to software and service purchases. After that date, the prepayment expires. As of December 31, 2018 and 2017, $16,878,540 and $17,390,000, respectively, are included in noncurrent customer deposit liability within the accompanying consolidated balance sheets.

Deferred revenue includes amounts collected or billed in excess of recognizable revenue. Such amounts are recognized by the Company over the life of the contract upon meeting the revenue recognition criteria. The Company had approximately $4,438,079 and $7,197,903 of Deferred Revenue as of December 31, 2018 and 2017, respectively, included in accounts receivable.

Note 9—Redeemable Convertible Preferred Stock

At December 31, 2018, the Company is authorized to issue 45,200,040 shares of redeemable convertible preferred stock having a par value of $0.001 per share. Of the total redeemable convertible

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

preferred stock authorized for issuance, 389,656 authorized shares are designated as Series A redeemable convertible preferred stock (“Series A”), 17,121,265 authorized shares are designated as Series A-1 redeemable convertible preferred stock (“Series A-1”), 2,361,553 authorized shares are designated as Series A-2 redeemable convertible preferred stock (“Series A-2”), 14,301,719 authorized shares are designated as Series B redeemable convertible preferred stock (“Series B”), 7,868,882 authorized shares are designated as Series C redeemable convertible preferred stock (“Series C”), and 3,156,965 authorized shares are designated as Series D redeemable convertible preferred stock (“Series D”).

Dividends—Each holder of Series D, Series C, Series B, Series A, Series A-1 and Series A-2 redeemable convertible preferred stock shall be entitled to non-cumulative cash dividends at a rate of 6% per annum on the original issue price of each series only when, as, and if declared by the Board of Directors of the Company. There were no dividends declared or accrued as of or for the years ended December 31, 2018, 2017, and 2016.

Liquidation Treatment—In the event of a liquidation, dissolution, or winding up of the corporation (including a deemed liquidation event as defined in the Amended and Restated Certificate of Incorporation), the holders of Series C and D redeemable convertible preferred stock shall be entitled to a liquidation preference (which shall be paid on a pro rata basis among the Series C and Series D) equal to the original purchase price of each share plus declared but unpaid dividends, prior to and in preference to the holders of the Series B, Series A, Series A-1, Series A-2 and common stock; the holders of Series B redeemable convertible preferred stock shall be entitled to a liquidation preference equal to the original purchase price of each share plus declared but unpaid dividends, prior to and in preference to the holders of the Series A, Series A-1, Series A-2 and common stock; and the holders of the Series A, Series A-1, Series A-2 redeemable convertible preferred stock shall be entitled to a liquidation preference which shall be paid on a pro rata basis among the Series A, Series A-1, and Series A-2) equal to the original purchase price of each share plus declared but unpaid dividends, prior to and in preference to the holders of the common stock. Following payment of the applicable liquidation preferences, the remaining proceeds shall be distributed ratably to the holders of Common Stock, Series A, Series A-1, and Series A-2, Series B, Series C and Series D on an as-if-converted to Common Stock basis; provided, that the Series C and Series D shall not be entitled to any further proceeds once the holders have received an amount equal to 1.5 times the original purchase price of each share under a Participation Cap.

Voting Rights—Each holder of shares of the redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could be converted. Any shares of redeemable convertible preferred stock may be converted at any time into fully paid non-assessable shares of common stock. The redeemable convertible preferred stock is convertible into common stock at the holder’s option and will automatically convert upon a qualified initial public offering of the Company as defined in the Amended and Restated Certificate of Incorporation or at the election of the holders of at least 66 and 2/3% of the outstanding redeemable convertible preferred stock (voting together as a single class on an as-converted to common stock basis).

Conversion Rights—The holders of the redeemable convertible preferred stock have the option to convert their shares at any time into fully paid and nonassesable shares of common stock. The number

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

of shares of common stock would convert at a rate consistent with the original issue price of the redeemable convertible preferred stock which may be adjusted from time to time for stock splits, combinations, common stock dividends and distributions, exchanges, substitution, reorganizations, mergers, consolidations or sale of shares below the original issue price, as defined by the Company’s Amended and Restated Certificate of Incorporation.

Automatic conversion to common stock would be triggered by an affirmative election of the holders of at least 66 and 2/3% of the outstanding redeemable convertible preferred stock or immediately-upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock of the Company in which (i) the per share price is at least three time the original issue price of Series B redeemable convertible preferred stock and (ii) the gross cash proceeds to the Company are at least $60,000,000.

Redemption—The Series D, Series C, Series B, Series A, Series A-1, and Series A-2 shares are redeemable at the option of the holders, based on terms defined in the Amended and Restated Certificate of Incorporation, in two annual installments beginning on or after February 29, 2021 and ending one year from the first redemption date. The preferred shares may be redeemed if the holders of at least 66 and 2/3% of the outstanding shares vote and trigger such a redemption.

The redemption amount would equal to the greater of (A) the sum of the applicable original issue price per share plus all declared but unpaid dividends with respect to such shares and (B) the fair market value per share of redeemable convertible preferred stock, as determined by the Board. The first annual installment date is February 29, 2021. The redeemable convertible preferred stock has not been adjusted to a redemption fair value amount as it is not probable that the required majority vote will occur. As a result, the redeemable convertible preferred stock is recorded at an amount equal to its original issue price less certain equity issuance costs incurred in the issuance of the redeemable convertible preferred stock. The equity issuance costs are not accreted due to the carrying amount of the temporary equity not being accreted to a particular redemption amount.

During the year ended December 31, 2016 the Company issued 1,546,387 shares of Series D redeemable convertible preferred stock for $9,728,214, net of issuance costs of $68,439. There were no other issuances or changes in redeemable convertible preferred stock during the years ended December 31, 2018, 2017, or 2016.

Note 10—Common Stock

At December 31, 2018, the Company is authorized to issue 75,000,000 shares of common stock having a par value of $0.001 per share. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote. No dividends were declared or paid to common stockholders during the years ended December 31, 2018, 2017 and 2016. Refer to Note 9 for liquidation treatment as it relates to common stock.

Note 11—Liabilities Related to Warrants to Purchase Redeemable Convertible Preferred Stock

As of December 31, 2018, the Company has issued 389,656 warrants for Series A redeemable convertible preferred stock with an exercise price of $1.6938 per share. Of the total warrants for Series

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

A redeemable convertible preferred stock, 59,039 warrants were issued on February 3, 2011 and 330,617 warrants were issued on January 17, 2013. There is no vesting period, and the warrants expire 10 years from the issuance date.

On September 14, 2015, the Company issued 26,979 warrants for Series C redeemable convertible preferred stock with an exercise price of $4.4479 per share. There is no vesting period, and the warrants expire in 10 years. The warrants were issued as part of a term loan agreement (see Note 7).

On September 16, 2015, the Company issued 22,500 warrants for Series C redeemable convertible preferred stock with an exercise price of $4.4479 per share. There is no vesting period, and the warrants expire in 10 years. The warrants were issued as part of a term loan agreement (see Note 7).

On February 16, 2017, the Company issued 23,677 warrants for Series D redeemable convertible preferred stock with an exercise price of $6.3352 per share. There is no vesting period, and the warrants expire in 10 years. The warrants were issued as part of the expansion of the term loan (see Note 7).

On June 1, 2017, the Company issued 4,735 warrants for Series D redeemable convertible preferred stock with an exercise price of $6.3352 per share. There is no vesting period, and the warrants expire in 10 years. The warrants were issued as part of the term loan amendment (see Note 7).

On March 15, 2018, the Company issued 6,314 warrants for Series D redeemable convertible preferred stock with an exercise price of $6.3352 per share. There is no vesting period, and the warrants expire in 10 years. The warrants were issued as part of the second tranche term loan (see Note 7).

As noted in Note 1, at the end of each reporting period, management used the Black-Scholes-Merton model to determine the fair value of liabilities related to certain outstanding warrants. Management considered the use of a binomial model to value the warrants at each reporting period but noted due to the limited number of warrants issued and underlying fair value of the redeemable convertible preferred stock, differences in valuation between a binomial model and the Black-Scholes-Merton model would be immaterial to the consolidated financial statements taken as a whole.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

The following tables presents the quantitative inputs, which we classify in Level 3 of the fair value hierarchy, used in estimating the fair value of the warrants for the years ended December 31:

Series A Warrants	2018	2017	2016
Risk-free interest rate	2.48% - 2.49%	1.98% - 2.20%	1.70% - 2.09%
Expected life in years	2.09 - 4.04	3.09 - 5.04	4.09 - 6.04
Expected volatility	75%	75%	75%
Fair value of stock price	$3.09	$2.75	$2.49

Series C Warrants	2018	2017	2016
Risk-free interest rate	2.59%	2.33%	2.35%
Expected life in years	6.71	7.71	8.71
Expected volatility	75%	75%	75%
Fair value of stock price	$5.29	$5.08	$4.78

Series D Warrants	2018	2017	2016
Risk-free interest rate	2.64% - 2.69%	2.40%	—
Expected life in years	8.13 - 9.16	9.13 - 9.42	—
Expected volatility	75%	75%	—
Fair value of stock price	$7.08	$6.82	—

The estimate of expected volatility and the stock price tend to have the most significant impact on the estimated fair value of the outstanding warrants. If five percentage points were added or subtracted to the estimate of expected volatility or the stock price, the estimates of fair value would change approximately as follows for the year ended December 31, 2018:

	Increase	Decrease
Change in volatility
Series A Warrants	$21,970	$22,415
Series C Warrants	$6,766	$7,190
Series D Warrants	$6,336	$6,841
Change in stock price
Series A Warrants	$53,460	$53,052
Series C Warrants	$11,477	$11,408
Series D Warrants	$10,983	$10,930

The following table presents the change in the liability balance associated with the liability-classified warrants for the years ended December 31:

	Year Ended December 31,
	2018	2017	2016
Balance at beginning of period	$1,086,699	$876,241	$875,864
Granted	31,847	141,931	—
Increase (decrease) in fair value	78,884	68,527	377

Balance at end of period	$1,197,430	$1,086,699	$876,241

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

Note 12—Stock Incentive Plan

The 2010 Stock Incentive Plan (“2010 Plan”) is a Board-approved plan. Under the 2010 Plan, 21,141,942 shares of the Company’s authorized but unissued common stock have been reserved for issuance under the 2010 Plan, and the Company shall have the power and authority to grant options to acquire common stock, restricted stock awards, restricted stock units, and stock appreciation rights. Share awards generally vest at 25% of the shares on the one year anniversary following the vesting commencement date, with the remaining 75% vesting in equal monthly installments over the next three years, unless otherwise specified.

The Company estimates volatility based on a comparable market index and has calculated the historical volatility for the index for a period that corresponds to the expected term of the option. The expected term is calculated based on the estimated time for which the option will be held by the awardee. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options issued during the years ended December 31, 2018, 2017, and 2016. Options granted in 2018 had a value ranging between $0.500 and $0.582 per share, resulting in an aggregate fair value of $1,032,485. Options granted in 2017 had a value ranging between $0.510 and $0.816 per share, resulting in an aggregate fair value of $2,545,772. Options granted in 2016 had a value ranging between $0.513 and $0.799 per share, resulting in an aggregate fair value of $952,882. Compensation expense for all options awarded to date is recognized over the vesting term of the underlying options.

For the years ended December 31, 2018, 2017 and 2016, the Company recognized stock-based compensation as follows:

	2018	2017	2016
Cost of revenue	$38,131	$28,153	$20,274
Research and development	399,846	346,262	236,415
Sales and marketing	171,235	85,951	152,854
General and administrative	522,343	377,119	192,085

	$1,131,555	$837,485	$601,628

The assumptions used to calculate fair value of stock options granted for the years ended December 31 are as follows:

	2018	2017	2016
Fair value of common stock	$1.10 - $1.23	$1.03 - $1.10	$0.92 - $1.07
Exercise price	$1.10 - $1.23	$1.03 - $1.10	$0.92 - $1.07
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	2.47% - 2.94%	1.58% - 1.89%	0.87% - 2.40%
Expected life in years	5.77 - 6.12	4	4
Expected volatility	44.28% - 45.05%	75%	75%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

The following represents a summary of the Company’s stock option activity and related information for the year ended December 31, 2018:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding—January 1, 2018	14,867,917	$0.70	6.5	$5,931,819
Granted	1,884,250	1.18
Cancelled (forfeited)	(379,957)	1.07
Expired	(85,209)	0.97
Exercised	(908,493)	0.47

Outstanding—December 31, 2018	15,378,508	$0.76	6.0	$7,221,166

Exercisable—December 31, 2018	11,006,236	$0.63	5.0	$6,639,813

A summary of non-vested options and changes for the year ended December 31, 2018 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested—January 1, 2018	5,463,567	$0.42
Granted	1,884,250	0.55
Vested	(2,510,379)	0.45
Cancelled (forfeited)	(379,957)	0.51
Expired	(85,209)	0.51

Nonvested—December 31, 2018	4,372,272	$0.54

As of December 31, 2018, there were 1,961,677 options available for grant, and there was $2,372,968 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.27 years.

In connection with the Asset Purchase Agreement (referenced in Note 3), the Company also agreed to accelerate the vesting of all employee stock options for those employees being transferred to the buyer. Any unvested portion of those employees’ options became immediately vested upon the closing of the transaction. The Company also modified the term of these options to expire either two or three years from the closing date of the transaction. The Company notes that such changes to the original terms of the awards represent a modification of that award and were accounted for as a new award in accordance with ASC 718, Stock Compensation, resulting in an incremental stock compensation expense of $407,948 for the year ended December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

Note 13—Income Taxes

Temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018, 2017, and 2016 are as follows:

	2018	2017
Deferred tax assets:
Net operating losses	$27,305,347	$28,496,272
Accrued bonus	420,244	449,891
Deferred revenue	5,886,075	1,588,900
Research and development credit	2,874,331	2,042,332
Other	346,533	413,482

Total deferred tax assets	36,832,530	32,990,877

Deferred tax liabilities:
Net fixed assets	(144,965)	(108,766)
Prepaid expenses	(391,035)	(193,058)
Indefinite lived intangibles	(66,184)	(61,222)
Total deferred tax liabilities	(602,184)	(363,046)
Valuation allowance	(36,248,760)	(32,689,053)

Net deferred tax liabilities	$(18,414)	$(61,222)

The components of income tax expense (benefit) related to continuing operations for the years ended December 31, 2018, 2017, and 2016 are as follows:

	2018	2017	2016
Current:
Federal	$—	$—	$—
State	—	—	(3,306)

	$—	$—	$(3,306)

Deferred:
Federal	$(40,532)	$(20,766)	$11,719
State	(2,276)	2,085	1,083

	$(42,808)	$(18,681)	$12,802

Total income tax expense (benefit)	$(42,808)	$(18,681)	$9,496

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company’s past and anticipated future performance, the reversal of deferred tax liabilities, the length of carry-back and carry-forward periods, and the implementation of tax planning strategies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exists. The Company’s cumulative losses in recent years are the most compelling form of negative evidence considered by management in making this determination. For the years ended December 31, 2018, 2017, and 2016, the net increase (decrease) in the total valuation allowance was $3,559,707, $(5,380,048), and $8,517,752, respectively, and management has determined that based on all available evidence, a valuation allowance of $36,248,760 and $32,689,053 is appropriate at December 31, 2018 and 2017, respectively.

At December 31, 2018, the Company had federal and state net operating loss carryforwards of approximately $143,719,114. Net operating loss carryforwards generated prior to 2018 expire at various times beginning in 2022.

Differences between income taxes at the federal statutory rate and the effective tax rate for the years ended December 31, 2018, 2017, and 2016 was primarily due to the change in the valuation allowance. A reconciliation of income taxes at statutory income tax rate to the provision for income taxes included in the consolidated statement of operations related to continuing operations is as follows:

	2018	2017	2016
Pre-tax book income	21.00%	34.00%	34.00%
State taxes	0.01%	(0.01)%	0.01%
Permanent differences	(1.61)%	(0.93)%	(0.75)%
Valuation allowance	(23.33)%	0.00%	(35.99)%
Research and development credit	4.21%	0.00%	0.00%
True-ups	(0.07)%	0.00%	0.00%
Tax reform	0.00%	(32.99)%	0.00%
Tax credits	0.00%	0.00%	2.78%
Other	0.00%	0.00%	(0.01)%

Total	0.21%	0.07%	(0.04)%

The U.S. Tax Cuts and Jobs Act (“Tax Act”) was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. The accounting for the tax effects of the Tax Act was estimated as of December 31, 2017 and completed as of December 31, 2018.

Deferred Tax Effects—The Tax Act reduced the U.S. statutory tax rate from 35% to 21% for years after 2017. Accordingly, we remeasured the deferred taxes as of December 31, 2017 to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. The accounting for tax effects of the Tax Act was estimated as of December 31, 2017 and completed as of December 31, 2018.

Note 14—Employee Benefit Plan

The Company has a retirement savings 401(k) plan covering all employees who are at least 21 years of age. The Company matches employees’ contributions based on 100% of the first 3% of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

participant salary deferred and 50% of the next 2% of participant salary deferred. The Company’s expense for the plan was $757,573, $681,441, and $700,012 for the years ended December 31, 2018, 2017, and 2016, respectively.

Note 15—Accrued Expenses

Accrued expenses at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Accrued operating expenses	$899,066	$517,454
Accrued bonus and other compensation	2,181,493	2,034,113
Other current liabilities	37,385	50,495

	$3,117,944	$2,602,062

Note 16—Other Current Assets

Other current assets at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Prepaid operating expenses	$1,215,961	$827,088
Prepaid compensation	62,083	—
Prepaid commissions and reseller fees	791,101	—
Other current assets	35,000	35,000

	$2,104,145	$862,088

Note 17—Subsequent Events

Subsequent events have been evaluated through August 1, 2019, the date these consolidated financial statements were available to be issued.

On April 30, 2019, the Company entered into a note and common stock purchase agreement to sell convertible notes and common stock in an amount not to exceed $8,000,000. The Company received approximately $3,634,533 through the issuance of convertible notes and 441,341 shares of common stock as of the date of this report.

On June 5, 2019, Elastic N.V., a Dutch public limited liability company (“Elastic”), Avengers Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Elastic (“Merger Sub”), Endgame, Inc., a Delaware corporation (“Endgame”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the security holders of Endgame (the “Security holder Representative”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Endgame (the “Merger”) whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF

ENDGAME, INC. AND SUBSIDIARIES—CONTINUED

As of December 31, 2018 and 2017 and for each of the

Years in the Three-Years Ended December 31, 2018

Under the terms of the Merger Agreement, Elastic will acquire Endgame for a total purchase price of $234 million, subject to customary adjustments, including the establishment of an indemnity escrow fund. Elastic will pay the purchase price through (i) the issuance of ordinary shares, par value €0.01 per share, of Elastic (the “Elastic Ordinary Shares”), (ii) the repayment of Endgame’s outstanding indebtedness, (iii) the assumption of Endgame’s outstanding options, and (iv) a cash deposit to fund an expense fund for the fees and expenses of the Security holder Representative. Each share of Elastic Ordinary Shares to be issued in the Merger will be valued at an amount equal to the volume weighted average price per share rounded to four decimal places (with amounts 0.00005 and above rounded up) of the Elastic Ordinary Shares on the New York Stock Exchange for the twenty (20) consecutive trading days ending with the complete trading day ending five (5) trading days prior to the date upon which the Merger is consummated, provided that in no event shall an Elastic Ordinary Share be valued at more than $98.55 per share or less than $68.49 per share. No fractional shares of Elastic Ordinary Shares will be issued in the Merger, and holders of Endgame will not receive any consideration in lieu of any such fractional shares. Elastic Ordinary Shares to be issued in the Merger will be listed on the New York Stock Exchange.

On June 28, 2019, the line of credit agreement with the Lender was amended to expand the line of credit limit by adjusting the borrowing availability calculation basis from 5-month trailing MRR to 9-month trailing MRR through September 30, 2019, after which, the borrowing availability calculation will revert back to 5-month trailing MRR. The amendment includes a fee to be paid to the Lender, in lieu of warrants, in the amount of $300,000 if the Company is sold to a strategic or financial investor.

Annex A

CONFIDENTIAL

FINAL VERSION

AGREEMENT AND PLAN OF REORGANIZATION

by and among

ELASTIC N.V.

AVENGERS ACQUISITION CORP.

ENDGAME, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as Securityholder Representative

June 5, 2019

CONFIDENTIAL

A-i

CONFIDENTIAL

(continued)

A-ii

CONFIDENTIAL

(continued)

A-iii

CONFIDENTIAL

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

A-iv

CONFIDENTIAL

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of June 5, 2019 (the “Agreement Date”) by and among Elastic N.V., a Dutch public limited company (naamloze vennootschap) (“Acquiror”), Avengers Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Acquiror (“Merger Sub”), Endgame, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, as solely in its capacity as the representative, agent and attorney-in-fact of the Securityholders (the “Securityholder Representative”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to such terms in Annex A.

WITNESSETH

WHEREAS, the respective boards of directors or members, as applicable, of each of Acquiror, Merger Sub, and the Company believe it is advisable and in the best interests of each corporation, and its respective stockholders, that, subject to the terms and conditions of this Agreement, Acquiror acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”) and, in furtherance thereof, have approved this Agreement, the Merger, and the other transactions contemplated hereby.

WHEREAS, pursuant to the Merger, among other things, all of the issued and outstanding shares of Company Capital Stock shall be converted into the right to receive Acquiror Ordinary Shares in the manner and on the terms and subject to the conditions set forth herein.

WHEREAS, the parties intend, by approving the resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and the regulations promulgated under the Code, notwithstanding any application of Section 367(a)(1) of the Code.

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of the Company Support Stockholders is executing and delivering to Acquiror (i) a Support Agreement substantially in the form attached hereto as Exhibit A (the “Company Support Agreement”), and (ii) a Joinder Agreement substantially in the form attached hereto as Exhibit B (the “Joinder Agreement”).

WHEREAS, as a condition and material inducement to the Company’s willingness to enter into this Agreement, substantially concurrently herewith, certain of the Acquiror’s shareholders are executing and delivering to the Company a Support Agreement substantially in the form attached hereto as Exhibit C (the “Acquiror Support Agreement”).

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of the Key Holders is executing and delivering to Acquiror an Amendment to Stock Option Agreements substantially in the form attached hereto as Exhibit D (the “Option Amendment Agreement”).

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of the Key Employees is agreeing to enter into an “at will” employment arrangement, effective as of the first Business Day after the Closing Date, by executing

CONFIDENTIAL

and delivering to Acquiror (i) Acquiror’s or such Affiliate’s form offer letter (an “Offer Letter”), (ii) Acquiror’s or such Affiliate’s form Confidential Information and Inventions Assignment Agreement, and (iii) Acquiror’s or such Affiliate’s other customary employment-related agreements and documents (collectively, the “Offer Documents” and the Offer Documents, as executed by the Key Employees, the “Key Employee Agreements”), each to be effective as of the first Business Day after the Closing Date.

WHEREAS, Acquiror, Merger Sub, and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE  I

THE MERGER

1.1 The Merger.

(a) The Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Acquiror and the Company shall cause Merger Sub to be merged with and into the Company in the Merger, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Acquiror. Acquiror and the Company shall cause the Merger to be consummated and become effective under Delaware Law by filing a Certificate of Merger, substantially in the form attached hereto as Exhibit E, with the Secretary of State of the State of Delaware in accordance with the applicable provisions of Delaware Law (the “Certificate of Merger”). The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Acquiror and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.” The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

(b) The Surviving Corporation.

(i) Certificate of Incorporation. Unless otherwise determined by Acquiror prior to the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be in the form attached hereto as Exhibit F (the “Restated Certificate of Incorporation”), until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation and the Surviving Corporation’s bylaws.

(ii) Bylaws. Unless otherwise determined by Acquiror prior to the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be in the form attached hereto as Exhibit G (the “Restated Bylaws”), until thereafter amended in accordance with Delaware Law and as provided in the Surviving Corporation’s certificate of incorporation and such bylaws.

(iii) Directors. Unless otherwise determined by Acquiror prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until his or her successors is duly elected and qualified.

CONFIDENTIAL

(iv) Officers. Unless otherwise determined by Acquiror prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.2 General Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3 Effects of the Merger on Securities of Merging Corporations.

(a) Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, the Securityholders or any other Person, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall thereupon evidence ownership only of such shares of capital stock of the Surviving Corporation.

(b) Company Capital Stock.

(i) Company Series D Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Company Series D Preferred Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(viii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(ix)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series D Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series D Preferred Stock pursuant the foregoing clauses (1) and (2).

(ii) Company Series C Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Company Series C Preferred Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(viii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(ix)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement

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(including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series C Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series C Preferred Stock pursuant the foregoing clauses (1) and (2).

(iii) Company Series B Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Company Series B Preferred Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(viii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(ix)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series B Liquidation Preference, plus (ii) the Per Share Closing Participation Amount by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series B Preferred Stock pursuant the foregoing clauses (1) and (2).

(iv) Company Series A-2 Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Company Series A-2 Preferred Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(viii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(ix)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series A-2 Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series A-2 Preferred Stock pursuant the foregoing clauses (1) and (2).

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(v) Company Series A-1 Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Company Series A-1 Preferred Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(viii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(ix)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series A-1 Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series A-1 Preferred Stock pursuant the foregoing clauses (1) and (2).

(vi) Company Series A Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Company Series A Preferred Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(viii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(ix)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the sum of (i) the Per Series A Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series A Preferred Stock pursuant the foregoing clauses (1) and (2).

(vii) Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Company Common Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(viii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(ix)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the Per Share Closing Participation Amount, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative

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in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series A Preferred Stock pursuant the foregoing clauses (1) and (2).

(viii) Cancelled Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, the Securityholders or any other Person, each share of Company Capital Stock that is issued and outstanding and held by the Company or any Subsidiary as of immediately prior to the Effective Time (“Cancelled Shares”) shall be cancelled without any consideration paid therefor.

(ix) Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time and with respect to which the holder thereof has properly demanded and perfected appraisal rights in accordance with Delaware Law, and who has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.3(b)(i), but the holder thereof shall only be entitled to such rights as are provided by Delaware Law, as applicable (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). Notwithstanding the provisions of this Section 1.3(b)(ix), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.3(b)(i), without interest thereon, subject to the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)). The Company shall give Acquiror prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of Delaware Law. The Company shall not, except with the prior written consent of Acquiror (which shall not be unreasonably withheld, conditioned, or delayed), make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by or on behalf of the Company to any Stockholder with respect to such demands shall be submitted to Acquiror in advance and shall not be presented to any Stockholder prior to the Company receiving Acquiror’s prior written consent (which shall not be unreasonably withheld, conditioned, or delayed).

(c) Treatment of Company Options.

(i) In-the-Money Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each Company Option that is an In-the-Money Company Option shall be assumed by Acquiror and shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Plan and the option agreement relating thereto (including with respect to the vesting thereof), as in effect immediately prior to the Effective Time, except that such assumed Company Option shall be exercisable (A) for that number of whole Acquiror Ordinary Shares determined by multiplying the number of shares of Company Common Stock subject to such Company Option immediately before the Effective Time by the Stock Award Exchange Ratio, and (B) at an exercise price per Acquiror Ordinary Share equal to the exercise price per share of such Company Option, as applicable immediately prior to the Effective Time, divided by the Stock Award Exchange Ratio (rounded up to the nearest whole cent) (an “Assumed Company Option”); provided, however, that in the case of any

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Assumed Company Option that qualifies immediately prior to the Effective Time as an incentive stock option for U.S. Tax purposes by reason of its qualification under Section 422 of the Code, at and following the Effective Time, it will constitute a nonstatutory stock option for U.S. Tax purposes. Notwithstanding anything herein to the contrary, (x) if the foregoing calculation results in an Assumed Company Option being exercisable for a fraction of an Acquiror Ordinary Share, then the number of Acquiror Ordinary Shares subject to such option will be rounded down to the nearest whole number of shares, and (y) if an Assumed Company Option is scheduled to vest a fraction of an Acquiror Ordinary Share during any vesting period, the number of Acquiror Ordinary Shares to vest during such vesting period shall be rounded down to the nearest whole number of shares and the aggregate number of Acquiror Ordinary Shares resulting from such fractional rounding will be added to the last vesting period of such Assumed Company Option (rounded down to the nearest whole number of shares).

(ii) Out-of-the-Money Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each Out-of-the-Money Company Option (if any) shall be terminated and cancelled without any consideration therefor.

(iii) Necessary Actions. Prior to the Closing, and subject to the prior review and approval of Acquiror (acting reasonably), the Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 1.3(c) under the Plan and any Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering all required notices and obtaining all necessary approvals and consents.

(iv) Form S-8. Within two (2) Business Days after the Effective Time, Acquiror shall file with the SEC a registration statement on Form S-8 (or any successor form), relating to the Acquiror Ordinary Shares issuable with respect to the Assumed Company Options. Acquiror shall use its best efforts to maintain the effectiveness of such registration statement or statements for so long as Assumed Company Options remain outstanding.

(d) Treatment of Company Warrants. Acquiror shall not assume any Company Warrants, or substitute any Company Warrants with an equivalent option or right, in connection with the Merger or the other transactions contemplated by this Agreement and no Company Warrants shall remain outstanding after the Effective Time.

(i) Company Series D Preferred Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each outstanding and unexercised Company Series D Preferred Warrant that is an In-the-Money Company Series D Preferred Warrant shall be terminated and cancelled and, subject to the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents pursuant to Section 2.3(b)), be converted into the right to receive with respect to each share issuable upon exercise in full of such Company Series D Preferred Warrant: (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the excess of the sum of (i) the Per Series D Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, over the per share exercise price of such Company Series D Preferred Warrant, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary

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Shares issuable in respect of such share of Company Series D Preferred Warrants pursuant the foregoing clauses (1) and (2).

(ii) Company Series C Preferred Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each outstanding and unexercised Company Series C Preferred Warrant that is an In-the-Money Company Series C Preferred Warrant shall be terminated and cancelled and, subject to the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents pursuant to Section 2.3(b)), be converted into the right to receive with respect to each share issuable upon exercise in full of such Company Series C Preferred Warrant: (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the excess of the sum of (i) the Per Series C Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, over the per share exercise price of such Company Series C Preferred Warrant, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series C Preferred Warrants pursuant the foregoing clauses (1) and (2).

(iii) Company Series A Preferred Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each outstanding and unexercised Company Series A Preferred Warrant that is an In-the-Money Company Series A Preferred Warrant shall be terminated and cancelled and, subject to the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents pursuant to Section 2.3(b)), be converted into the right to receive with respect to each share issuable upon exercise in full of such Company Series A Preferred Warrant: (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the excess of the sum of (i) the Per Series A Liquidation Preference, plus (ii) the Per Share Closing Participation Amount, over the per share exercise price of such Company Series A Preferred Warrant, by (y) the Acquiror Share Price; (2) a contingent right to receive the Per Share Adjustment Consideration; (3) an amount in cash, without interest, equal to the Per Share Expense Contribution (which shall be deposited with the Securityholder Representative in accordance with, and subject to the terms of Section 2.3(d)); and (4) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such share of Company Series A Preferred Warrants pursuant the foregoing clauses (1) and (2).

(iv) Out-of-the-Money Company Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder or any other Person, each Out-of-the-Money Company Warrant shall be terminated and cancelled without any consideration therefor.

(v) Necessary Actions. Prior to the Closing, and subject to the prior review and approval of Acquiror (acting reasonably), the Company shall take all actions reasonably necessary to effect the transactions anticipated by this Section 1.3(d) under any Contract applicable to the Company Warrants (whether written or oral, formal or informal), including delivering all required notices and obtaining all necessary approvals and consents.

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(e) Treatment of Retention Bonus Pool Awards.

(i) Retention Bonus Pool Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, any Retention Bonus Pool Participant, or any other Person, each Retention Bonus Pool Award outstanding as of immediately prior to the Effective Time shall be terminated and converted automatically into the right to receive, upon the terms and conditions set forth in this Section 1.3 and throughout this Agreement (including the establishment of the Indemnity Escrow Fund pursuant to Section 2.3(c), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(b)): (1) a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (x) the Retention Bonus Pool Award Value of such Retention Bonus Pool Award, by (y) the Acquiror Share Price; and (2) subject to Section 1.3(g), an amount in cash, without interest, equal to (i) the Euro Par Value, multiplied by (ii) the number of Acquiror Ordinary Shares issuable in respect of such Retention Bonus Pool Award pursuant the foregoing clause (1).

(ii) Necessary Actions. Prior to the Closing, and subject to the prior review and approval of Acquiror (acting reasonably), the Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 1.3(e) under the Company’s Retention Bonus Plan and any Contract applicable to any Retention Bonus Pool Awards (whether written or oral, formal or informal), including delivering all required notices and obtaining all necessary approvals and consents.

(f) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any reverse or forward split in the capital stock or share capital of the Company or Acquiror, respectively, any stock or share capital dividend (including any dividend or distribution of securities convertible into Company Capital Stock or Acquiror Ordinary Shares, as applicable), any recapitalization, reclassification, or other like change with respect to the number of shares of Company Capital Stock or Acquiror Ordinary Shares outstanding after the Agreement Date and prior to the Effective Time. Nothing in this Section 1.3(e) shall be construed to permit any Person to take any action that is prohibited by the terms of this Agreement.

(g) Subscription by Persons receiving Acquiror Ordinary Shares. At the Effective Time, by virtue of the Merger and without further action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each Person receiving Acquiror Ordinary Shares pursuant to the Merger, including the Escrow Agent (on behalf of the applicable Securityholders), shall be deemed to have subscribed hereunder for the Acquiror Ordinary Shares to be issued to such Person in accordance with this Section 1.3 and Section 2.3(c). In accordance with Dutch Law, each such Person, as a result of such deemed subscription shall be obligated to pay up each such Acquiror Ordinary Share in an amount equal to the Euro Par Value, and such obligation shall be satisfied by each such Person upon issuance of such Acquiror Ordinary Share by set off by Acquiror of its obligation to pay such Person the cash payments contemplated by Section 1.3 (including with respect to the Indemnity Escrow Shares) against its right to receive payment of the Euro Par Value with respect to such Acquiror Ordinary Share.

(h) Not Inconsistent with the Certificate of Incorporation. For the avoidance of doubt, it is the parties intention that the distribution of the Merger Consideration contemplated by this Section 1.3 be consistent with the Certificate of Incorporation and, to the extent there is inconsistency between this Section 1.3 and the Certificate of Incorporation, this Agreement, including this Section 1.3, shall be reformed to be consistent with the Certificate of Incorporation. Each of Acquiror, the Company, the Securityholder Representative, and the Securityholders shall take all actions necessary or desirable to give effect to this Section 1.3(h).

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1.4 Further Action. If at any time from and after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Acquiror and its Affiliates, including the Surviving Corporation, and the officers and directors, thereof are fully authorized in the name of their respective entities or otherwise to take, and shall take, all such lawful and necessary action.

1.5 Tax Matters.

(a) Acquiror makes no representations or warranties to the Company or to any Securityholder or other Person regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or to any Securityholder or other Person of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. Notwithstanding the foregoing, for United States federal income Tax purposes, (i) the parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code notwithstanding any application of Section 367(a)(1) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Acquiror, Merger Sub, and the Company are parties under Section 368(b) of the Code. The parties shall treat and shall not take any Tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a change in Law after the date hereof or by a Tax authority in connection with an audit.

(b) The parties hereto shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment; provided that none of the parties shall be required pursuant to this Section 1.5(b) to use any efforts, or refrain from taking any action or causing any action to be taken, as relates to the composition or fair market value of the consideration to be delivered pursuant to this Agreement.

ARTICLE II

CLOSING AND CLOSING CONSIDERATION

2.1 The Closing. Unless this Agreement is validly terminated pursuant to Section 8.1, Acquiror, Merger Sub and the Company shall consummate the Merger at a closing (the “Closing”) within two (2) Business Days following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing) at the offices of Wilson Sonsini Goodrich & Rosati, One Market Plaza, Spear Tower, Suite 3300, San Francisco, California, unless another time or place (including by remote exchange of documents) is mutually agreed upon in writing by Acquiror and the Company; provided, however, that in the event that, pursuant to the foregoing terms, the Closing would occur on a date that is within the fourteen (14) day period prior to the last day of Acquiror’s fiscal year or the last day of any other fiscal quarter of Acquiror, at Acquiror’s election in Acquiror’s sole and absolute discretion, the Closing shall take place on the first (1st) Business Day of the immediately succeeding fiscal quarter, subject to the satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 2.2. The date upon which the Closing occurs hereunder shall be referred to herein as the “Closing Date.”

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2.2 Closing Conditions.

(a) Mutual Conditions. The respective obligations of Acquiror, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(i) Effectiveness of Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or pending litigation seeking a stop order with respect to the Form S-4.

(ii) Acquiror Shareholder Approval. The Acquiror Requisite Shareholder Approval shall have been obtained.

(iii) Company Stockholder Approval. The Company Requisite Stockholder Approval shall have been obtained pursuant to the Stockholder Written Consent.

(iv) Regulatory Approvals.

(A) All waiting periods (and extensions thereof) applicable to the Merger and the other transactions contemplated hereby, if any, under the HSR Act shall have expired or been terminated (the “Antitrust Approval”).

(B) The CFIUS Approval shall have been obtained.

(C) The DSS Approval shall have been obtained.

(v) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall be in effect which has the effect of making either of the Merger or any other transaction contemplated hereby illegal or otherwise prohibiting or preventing consummation of either of the Merger or any other transaction contemplated hereby in accordance with the terms hereof.

(vi) No Litigation. There shall be no Action pending or threatened against Acquiror or any of its Affiliates, or against the Company or any of its Affiliates, by any Governmental Entity arising out of, or in any way connected with, this Agreement, the Merger or any other transactions contemplated hereby.

(b) Additional Acquiror and Merger Sub Conditions. The obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, any of which may be waived in writing exclusively by Acquiror:

(i) Company Covenants. The Company shall have performed and complied in all material respects with each of its covenants and obligations under this Agreement required to be performed and complied with by the Company prior to the Closing.

(ii) Company Representations and Warranties.

(A) The Fundamental Representations that are not qualified by materiality shall have been true and correct in all material respects on and as of the Agreement Date and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of the Company made only as of a specified date, which shall be true and correct in all material respects as of such date).

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(B) The Fundamental Representations that are qualified by materiality shall have been true and correct in all respects on and as of the Agreement Date and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of the Company made only as of a specified date, which shall be true and correct in all respects as of such date).

(C) The representations and warranties of the Company (other than the Fundamental Representations) shall have been true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect or similar qualification) in all respects on and as of the Agreement Date and shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect or similar qualification) in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of the Company made only as of a specified date, which shall be true and correct in all respects as of such date), except, with respect to this Section 2.2(b)(ii)(C) only, where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect or similar qualification) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since December 31, 2018 that is continuing.

(iv) Appraisal Claims and Rights. Stockholders holding no more than ten percent (10%) of the issued and outstanding shares of Company Capital Stock (on an as converted into Company Common Stock basis) shall have exercised appraisal or dissenters’ rights under applicable Law, including Delaware Law, in either case, with respect to the Merger and the other transactions contemplated by this Agreement.

(v) Joinder Agreements. Indemnifying Parties that together represent an aggregate Pro Rata Portion (measured as if the Merger had occurred) greater than ninety percent (90%) shall have executed and delivered to Acquiror a Joinder Agreement, and all such Joinder Agreements shall be in full force and effect.

(vi) 280G Stockholder Approval. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Employees or any other “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder), which determination shall be made by the Company and shall be subject to the review and approval of Acquiror (acting reasonably), the Stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (B) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner.

(vii) Option Amendment Agreements. The Option Amendment Agreements executed by the Key Holders shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(viii) Non-Competition and Non-Solicitation Agreements. The Non-Competition and Non-Solicitation Agreements executed by the Non-Compete Parties shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

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(ix) Employee Matters.

(A) The Key Employee Agreements executed by the Key Employees shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by any such Person. Each of the Key Employees (1) shall not have terminated his or her employment with or services to the Company (or one of its Subsidiaries, as applicable) at or prior to the Closing or overtly expressed an intention or interest in, or taken action toward terminating his or her employment with or services to the Company (or one of its Subsidiaries, as applicable) at or prior to the Closing, or with Acquiror (or one of its Affiliates, as applicable) following the Closing, (2) shall have satisfied Acquiror’s employee customary background investigation and reference check, and (3) shall not be prohibited by applicable Law from working in the jurisdiction in which such Employee is employed or engaged by the Company (or one of its Subsidiaries, as applicable) as of the Agreement Date.

(B) At least eighty percent (80%) of the Employees to whom Acquiror or one of its Affiliates delivers an Offer Letter (1) shall have executed and delivered to Acquiror the Offer Documents, none of which shall have been revoked, rescinded or otherwise repudiated by any such Employee, (2) shall not have terminated his or her employment with or services to the Company (or one of its Subsidiaries, as applicable) at or prior to the Closing or overtly expressed an intention or interest in, or taken action toward terminating his or her employment with or services to the Company (or one of its Subsidiaries, as applicable) at or prior to the Closing, or with Acquiror (or one of its Affiliates, as applicable) following the Closing, (3) shall have satisfied Acquiror’s customary employee background investigation, and (4) shall not be prohibited by applicable Law from working in the jurisdiction in which such Employee is employed or engaged by the Company (or one of its Subsidiaries, as applicable) as of the Agreement Date. Solely for purposes of the condition contained in this Section 2.2(b)(ix)(B), if an Employee receives an Offer Letter providing for aggregate cash compensation in an amount less than that Acquiror or its Affiliates provides to a similarly situated employee of Acquiror or such Affiliate having substantially the same role and the same level classification, then such Employee shall be deemed to have satisfied each of the foregoing clauses (1) through (4) of this Section 2.2(b)(ix)(B).

(x) Third Party Contracts. Acquiror shall have received all necessary consents, waivers and approvals of parties to any Contract set forth on Schedule 2.2(b)(x) as are required thereunder in connection with the Merger.

(xi) Pre-Closing Actions. Acquiror shall have received evidence satisfactory to Acquiror (acting reasonably) that each of the Pre-Closing Actions has been completed.

(xii) Company Convertible Notes. The Company shall have provided to Acquiror evidence, satisfactory to Acquiror (acting reasonably), evidencing that all Company Convertible Notes shall be repaid by the issuance of Acquiror Ordinary Shares (with each such share being valued at the Acquiror Share Price).

(xiii) Termination of Employee Plans. The Company shall have provided to Acquiror evidence, satisfactory to Acquiror (acting reasonably), as to the termination of any Company Employee Plans, if any, required to be terminated pursuant to Section 7.8(c).

(xiv) Required Financial Statements. Acquiror shall have received from the Company all audited and unaudited financial statements of the Company and its Subsidiaries that are required to be filed on (or as an exhibit to) a Current Report on Form 8-K in connection with the Merger or with a registration statement filed by Acquiror with the SEC, in each case, pursuant to applicable Law,

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including the rules and regulations of the SEC (including Regulation S-X and Rule 3-05 thereunder), including, for the avoidance of doubt, the Required Financial Statements (even if such financial statements are not required to be so filed prior to or at the Closing), but excluding any required pro forma financial statements.

(xv) Receipt of Closing Deliveries. The Company shall have delivered to Acquiror (A) good standing certificates (dated no later than the date that is five (5) Business Days prior to the Closing Date) with respect to the Company and each of its Subsidiaries from each applicable Governmental Entity in each jurisdiction where the Company or any of its Subsidiaries is qualified to do business, as applicable, including each jurisdiction of incorporation, formation, or organization, (B) the Payment Spreadsheet, (C) the Statement of Expenses, (D) the Closing Date Balance Sheet, (E) the Director and Officer Resignation Letters, (F) the Payoff Letters, (G) the Final Invoices, (H) the Warrant Cancellation Agreements executed and delivered by each of the Warrantholders, and (I) all other certificates and other documents that it is required to deliver to Acquiror pursuant to this Agreement prior to the Closing.

(xvi) Company Closing Certificates.

(A) Officer’s Certificate. Acquiror shall have received a certificate from the Company, validly executed by the Chief Executive Officer or Chief Financial Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(b)(i), 2.2(b)(ii), and 2.2(b)(iii) have been satisfied (the “Company Officer’s Certificate”).

(B) Secretary’s Certificate. Acquiror shall have received a certificate from the Company, validly executed by the Secretary of the Company for and on the Company’s behalf, certifying (i) as to the terms and effectiveness of the Charter Documents and the Subsidiary Charter Documents, (ii) as to the valid adoption of resolutions of the Board of Directors of the Company (whereby the Merger and the transactions contemplated hereunder were unanimously approved by the Board of Directors of the Company), (iii) that the Company Requisite Stockholder Approval has been obtained, and (iv) that all Company Book-Entries have been cancelled, effective as of the Effective Time.

(C) FIRPTA Certificate. Acquiror shall have received: (a) a statement from the Company conforming to the requirements of Section 1.1445-2(c)(3) of the United States Treasury Regulations; and (b) the notification to the Internal Revenue Service required under Section 1.897-2(h)(2) of the United States Treasury Regulations.

(c) Additional Company Conditions. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived in writing exclusively by the Company:

(i) Acquiror Covenants. Acquiror and Merger Sub shall have performed and complied in all material respects with each of their covenants and obligations under this Agreement required to be performed and complied with by them prior to the Closing.

(ii) Acquiror Representations and Warranties. Except as would not materially impair Acquiror’s ability to consummate the Merger, the representations and warranties of Acquiror shall have been true and correct in all respects on the date they were made and are true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Acquiror made only as of a specified date, which shall be true and correct in all respects as of such date).

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(iii) Acquiror Material Adverse Effect. No Acquiror Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(iv) Listing of Acquiror Ordinary Shares. Acquiror Ordinary Shares to be issued in the Merger, including those Acquiror Ordinary Shares issuable upon the exercise of Assumed Company Options, shall have been approved for listing, subject to official notice of issuance. No trading halt issued by any Governmental Entity or the NYSE with respect to the Acquiror Ordinary Shares shall be in effect.

(v) Acquiror’s Certificate. The Company shall have received a certificate from the Acquiror, validly executed by the Chief Executive Officer or the Chief Financial Officer of the Acquiror that the conditions in Sections 2.2(c)(i), 2.2(c)(ii) and 2.2(c)(iii) have been satisfied.

2.3 Payment of Merger Consideration.

(a) Payment Spreadsheet.

(i) At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a spreadsheet, certified on behalf of the Company’s Chief Executive Officer and Chief Financial Officer, setting forth the following information, in a form and substance satisfactory to Acquiror (acting reasonably) and accompanied by documentation satisfactory to Acquiror (acting reasonably) in support of the information set forth therein (the “Payment Spreadsheet”):

(A) a detailed calculation of the Total Closing Consideration, the Aggregate Liquidation Preference, the Residual Consideration, and each of the components and subcomponents of the foregoing;

(B) a detailed calculation of the Total Share Number and the Stock and Warrant Share number and each of the components and subcomponents of the foregoing;

(C) a detailed calculation of the Stock Award Exchange Ratio and each of the components and subcomponents thereof;

(D) a detailed calculation of the Per Share Residual Amount, the Per Share Expense Contribution, the Per Share Closing Participation Amount, and each of the components and subcomponents of the foregoing;

(E) a detailed calculation of the Per Share Indemnity Escrow Release Consideration and each of the components and subcomponents thereof, assuming full release of the Indemnity Escrow Fund;

(F) a detailed calculation of the Per Share Adjustment Consideration assuming a hypothetical Closing Net Working Capital Surplus of one million dollars ($1,000,000);

(G) with respect to each Stockholder: (A) the name, address of record, e-mail address (if available), and jurisdiction of Tax residence of such Stockholder (if available); (B) whether such Stockholder is an Employee and the nature of any such service relationship (including the entity with which such Employee has a service relationship); (C) the number, class and series of all shares of Company Capital Stock held by such Stockholder and the respective certificate or other identifying numbers of all Company Stock Certificates or Company Book-Entries evidencing all such shares (and

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whether such shares are certificated or in book-entry); (D) the date of issuance of such shares of Company Capital Stock and the date of acquisition of such shares of Company Capital Stock by such Stockholder, and the consideration paid to the Company for such issuance (on a per share and aggregate basis) and, if such shares were not acquired by issuance from the Company, the transferee of such shares, and, if Known, the consideration paid by the holder thereof for such shares (on a per share and aggregate basis); (E) the identification of any shares of Company Capital Stock that were (x) acquired through the exercise of an option, whether such option was a nonstatutory option or an incentive stock option as defined in Section 422 of the Code, the date of grant of such option, the vesting schedule of such option, and the date of exercise of such option, or (y) issued as Company Restricted Stock, the date of grant of such shares of Company Restricted Stock, the vesting schedule of such shares of Company Restricted Stock; (F) the number of any such shares that are Dissenting Shares; (G) such Stockholder’s Loan Repayment Amount, if any, and whether any Taxes are required to be withheld (assuming for this purpose that such Stockholder provides the necessary documentation to establish that backup withholding does not apply); (H) the aggregate number of Acquiror Ordinary Shares such Stockholder is entitled to receive pursuant to Section 1.3(b) (on a certificate-by-certificate and book-entry-by-book-entry basis and in the aggregate), gross and net of such Stockholder’s Loan Repayment Amount, if any, and the amount of any Taxes that are required to be withheld; (I) such Stockholder’s aggregate Per Share Indemnity Escrow Release Consideration assuming full release of the Indemnity Escrow Fund, and Per Share Adjustment Consideration assuming a hypothetical Closing Net Working Capital Surplus of one million dollars ($1,000,000); and (J) such Stockholder’s Pro Rata Portion and Escrow Pro Rata Share;

(H) with respect to each Optionholder: (A) the name, address of record, e-mail address (if available), jurisdiction of Tax residence of such Optionholder (if available); (B) whether such Optionholder is an Employee and the nature of any such service relationship (including the entity with which such Employee has a service relationship); (C) the grant date and expiration date of each In-the-Money Company Option held by such Optionholder; (D) whether each such In-the-Money Company Option was granted pursuant to the Plan; (E) the vesting schedule (including all acceleration provisions) applicable to each such In-the-Money Company Option and the extent to which each such In-the-Money Company Option is vested and unvested as of immediately prior to the Effective Time (taking into account any In-the-Money Company Option (or portion thereof) that, as a result of the Merger will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions); (F) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying each such In-the-Money Company Option immediately prior to the Effective Time; (G) whether each such In-the-Money Company Option is an incentive stock options as defined in Section 422 of the Code or a nonstatutory stock option; (H) such Optionholder’s Loan Repayment Amount, if any, and whether any Taxes are required to be withheld; (I) the aggregate number of Acquiror Ordinary Shares subject to an Assumed Company Option, the per share exercise price of such Assumed Company Option, and the vesting schedule (including number of shares vesting per vesting period) of such Assumed Company Option;

(I) with respect to each Warrantholder: (A) the name, address of record, e-mail address (if available), jurisdiction of Tax residence of such Warrantholder (if available); (B) whether such Warrantholder is an Employee and the nature of any such service relationship (including the entity with which such Employee has a service relationship); (C) the issue date and expiration date of each Company Warrant held by such Warrantholder; (D) the vesting schedule (including all acceleration provisions) applicable to each such Company Warrant and the extent to which each such Company Warrant is vested as of immediately prior to the Effective Time (taking into account any Company Warrant (or portion thereof) that, as a result of the Merger will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions); (E) the

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exercise price per share and the number, class and series of shares of Company Capital Stock underlying each such Company Warrant immediately prior to the Effective Time; (F) whether each such Company Warrant is an In-the-Money Company Warrant or an Out-of-the-Money Company Warrant; (G) such Warrantholder’s Loan Repayment Amount, if any, and whether any Taxes are required to be withheld (assuming for this purpose that such Warrantholder provides the necessary documentation to establish that backup withholding does not apply); (H) the aggregate number of Acquiror Ordinary Shares such Warrantholder is entitled to receive pursuant to Section 1.3(d) (on a warrant-by-warrant basis and in the aggregate), gross and net of such Warrantholder’s Loan Repayment Amount, if any, and whether any Taxes are required to be withheld (assuming for this purpose that such Warrantholder provides the necessary documentation to establish that backup withholding does not apply); (I) such Warrantholder’s aggregate Per Share Indemnity Escrow Release Consideration assuming full release of the Indemnity Escrow Fund, and Per Share Adjustment Consideration assuming a hypothetical Closing Net Working Capital Surplus of one million dollars ($1,000,000); and (J) such Warrantholder’s Pro Rata Portion and Escrow Pro Rata Share;

(J) with respect to each holder of shares of Company Capital Stock issued on or after January 1, 2011 or any other Company Security that, in each case, would be deemed a “covered security” under Treasury Regulations Section 1.6045-1(a)(15), the cost basis and date of acquisition (if not already provided) of such shares or securities;

(K) with respect to each Company Convertible Note: (A) the name, address of record, e-mail address (if available), jurisdiction of Tax residence of the holder of such Company Convertible Note; (B) whether such holder is an Employee and the nature of any such service relationship (including the entity with which such Employee has a service relationship); (C) the issue date of such Company Convertible Note; (D) the aggregate Indebtedness owing in respect of such Company Convertible Note as the Effective Time; (E) such holder’s Loan Repayment Amount, if any, and whether any Taxes are required to be withheld (assuming for this purpose that such holder provides the necessary documentation to establish that backup withholding does not apply); and (F) the number of Acquiror Ordinary Shares to be issued in satisfaction of such Company Convertible Note;

(L) wire or other payment instructions for all amounts to be paid by Acquiror in accordance with this Agreement, including any Third Party Expenses and Closing Indebtedness (other than with respect to Company Convertible Notes) that Acquiror is to pay, or cause to be paid, following the Closing on the Company’s behalf;

(M) with respect to each Retention Bonus Pool Participant: (A) the name, address of record, e-mail address (if available), jurisdiction of Tax residence of the Retention Bonus Pool Participant; (B) whether such Retention Bonus Pool Participant is an Employee and the nature of any such service relationship (including the entity with which such Employee has a service relationship); (C) the Retention Bonus Pool Award Value for the Retention Bonus Pool Award held by such Retention Bonus Pool Participant; (D) such holder’s Loan Repayment Amount, if any, and the amount of any Taxes that are required to be withheld, (E) the number of Acquiror Ordinary Shares to be issued in satisfaction of such Retention Bonus Pool Award and (F) such Retention Bonus Pool Participant’s Pro Rata Share and Escrow Pro Rata Share; and

(N) such other information reasonably requested by Acquiror in connection with facilitating the transactions contemplated by this Agreement.

(ii) Preliminary Payment Spreadsheet. At least ten (10) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a preliminary Payment Spreadsheet with, to the

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extent reasonably practicable, the Company’s estimated calculations of the requisite information as of such date. The Company shall consider in good faith any of Acquiror’s reasonable comments to such preliminary Payment Spreadsheet and provide any additional supporting documentation or other information reasonably requested by Acquiror. The Payment Spreadsheet shall take into account any adjustments to the preliminary Payment Spreadsheet requested by Acquiror in good faith and not otherwise rejected by the Company in its good faith determination. Nothing in this Section 2.3, including the fact that Acquiror may provide comments or request changes to the preliminary Payment Spreadsheet or that Acquiror and the Company may agree to changes to the information or amounts on the Payment Spreadsheet, shall in any way limit the right of any Person under this Agreement, including Article IX.

(iii) Reliance. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Acquiror or any of its Affiliates or its or their Representatives, or any disclosure made by or on behalf of the Company, (i) it is expressly acknowledged and agreed that Acquiror, the Payment Agent and their respective Affiliates and all Representatives of the foregoing shall be entitled to rely on the Payment Spreadsheet, and (ii) in no event shall Acquiror, the Payment Agent or any of their respective Affiliates or any Representative of the foregoing have any liability to any Person (including the Securityholder Representative or any Securityholder) for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Payment Spreadsheet and the allocation set forth therein, or payments made by any Person (including Acquiror, the Company, the Payment Agent and their respective Affiliates) in accordance with the Payment Spreadsheet.

(b) Exchange Procedures.

(i) Exchange Agent. Computershare Inc., a national banking association, or another Person selected by Acquiror, shall serve as the exchange agent for the Merger (the “Exchange Agent”).

(ii) No later than two (2) Business Days prior to the Closing Date, the Company shall deliver written instruction to its transfer agent, eShares, Inc., d/b/a Carta, Inc. (the “Company Transfer Agent”), with a copy to Acquiror, directing the Company Transfer Agent to (A) cancel all electronic certificates or other book-entry entitlements representing shares of Company Capital Stock (the “Company Book-Entries”), such cancellation to be effective as of the Effective Time, and (B) at the Closing, deliver to Acquiror and the Exchange Agent written confirmation from the Company Transfer Agent of the cancellation of all Company Book-Entries, effective as of the Effective Time (the “Cancellation Certificate”).

(iii) Within five (5) Business Days following the Closing Date, to the extent not previously mailed or otherwise delivered by the Company or any other Person, Acquiror or the Exchange Agent shall mail or otherwise deliver to each Securityholder to be issued Acquiror Ordinary Shares pursuant to this Agreement, at the address or e-mail address set forth opposite each such Person’s name on the Payment Spreadsheet, a letter of transmittal in a form acceptable to Acquiror and the Company (each acting reasonably) (the “Letter of Transmittal”).

(iv) Within two (2) Business Days following receipt by the Exchange Agent of a duly completed Letter of Transmittal and any other documents that Acquiror or the Exchange Agent may reasonably require in connection therewith, including any original certificate representing shares of Company Capital Stock (a “Company Stock Certificate”), and, if a Warrantholder, a Warrant Cancellation Agreement (collectively, the “Exchange Documents”), Acquiror shall issue to the

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delivering Securityholder, as the case may be, in exchange therefor, that number of Acquiror Ordinary Shares issuable to such Person pursuant to Section 1.3 and this Section 2.3(b)(iv) for such surrendered Company Securities, as applicable. Notwithstanding anything herein to the contrary, as Acquiror Ordinary Shares become issuable pursuant to the terms of this Agreement, the aggregate number of Acquiror Ordinary Shares to be issued to any Securityholder in any particular issuance shall be rounded down to the nearest whole number of shares (and the corresponding cash amounts payable in respect of the Euro Par Value will be rounded down accordingly), and such Securityholder will receive no compensation in respect of such rounding. Any Company Stock Certificates surrendered pursuant to this Section 2.3(b) shall be cancelled. No Acquiror Ordinary Shares shall be issued or issuable to any Securityholder until such Person delivers to the Exchange Agent duly completed and validly executed Exchange Documents, in accordance with the terms and conditions hereof and the instructions set forth in the Letter of Transmittal. Further, no Acquiror Ordinary Shares shall be issued or issuable in respect of any shares of Company Capital Stock represented by Company Book-Entries until Acquiror and the Exchange Agent shall have received the Cancellation Certificate. From and after the Effective Time, all Company Stock Certificates and Company Book-Entries shall, for all corporate purposes, evidence only the ownership of the right to receive the consideration contemplated by this Agreement.

(v) Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such number of Acquiror Ordinary Shares, if any, as may be required pursuant to Section 1.3; provided, however, that Acquiror may, in its discretion, or as required by the Exchange Agent, and as a condition precedent to the issuance thereof, require the Person who is the owner of such lost, stolen or destroyed certificates to either (A) deliver a bond in such amount as it may reasonably direct, or (B) provide an indemnification agreement in a form and substance acceptable to Acquiror, against any claim that may be made against Acquiror or the Exchange Agent or their respective Affiliates with respect to the certificates alleged to have been lost, stolen or destroyed.

(vi) Transfers of Ownership. If any Acquiror Ordinary Shares to be issued pursuant to Section 1.3 to a Person other than the Person whose name is reflected on the corresponding Company Stock Certificate or Company Book-Entry, it will be a condition of the issuance or delivery thereof that any certificate or other entitlement so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the payment of any portion of the Merger Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

(vii) No Further Ownership Rights in Company Securities. The consideration paid in respect of the surrender for exchange of Company Securities in accordance with the terms of this Agreement shall be deemed to be full satisfaction of all rights pertaining to such Company Securities. Following the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(viii) No Liability. Notwithstanding anything to the contrary in this Section 2.3, none of Acquiror, the Exchange Agent, the Surviving Corporation, nor any of their respective Representatives

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shall be liable to any Person for any amount paid or surrendered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(ix) Acquiror Ordinary Shares. Notwithstanding anything herein to the contrary, the Acquiror Ordinary Shares issued in connection with the Merger will be subject to (i) the terms and conditions of, including any restrictions and encumbrances provided for under, this Agreement, the Escrow Agreement (in the case of Indemnity Escrow Shares), Acquiror’s articles of association and other organizational documents, as may be amended, or amended and restated, from time to time, and any applicable Joinder Agreement, or other Contract entered into by the party to whom such shares were issued, and (ii) applicable securities and corporate Laws, including Dutch Law and U.S. state or federal Law.

(c) Indemnity Escrow Share Deposit.

(i) Computershare Inc., a national banking association, or another Person selected by Acquiror, shall serve as the escrow agent in connection with the Merger (the “Escrow Agent”).

(ii) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, any Retention Bonus Pool Participant, or any other Person, (i) a number of Acquiror Ordinary Shares equal to the product obtained by multiplying (a) such Indemnifying Party’s Escrow Pro Rata Portion, by (b) the Indemnity Escrow Shares, shall be withheld from the Acquiror Ordinary Shares otherwise issuable to such Indemnifying Party pursuant to Sections 1.3(b), 1.3(d) and 1.3(e).

(iii) As soon as reasonably practicable following the Closing, Acquiror shall issue to the Escrow Agent the Indemnity Escrow Shares, which shall be held in trust, for the account of the Indemnifying Parties, as an escrow fund to be governed by the terms set forth in this Agreement and the Escrow Agreement (and together with all dividends and distributions and other income thereon, the “Indemnity Escrow Fund”), and, upon issuance to the Escrow Agent, Acquiror shall be deemed to have contributed to the Indemnity Escrow Fund, on behalf of each Indemnifying Party, each Indemnifying Party’s Escrow Pro Rata Portion of the Indemnity Escrow Shares. The Indemnity Escrow Fund shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Agreement, including Article IX, irrespective of any of Indemnifying Parties’ respective Escrow Pro Rata Portions, and shall be distributed in accordance with the terms and conditions of this Agreement, including Article IX, and the Escrow Agreement. Each Indemnifying Party shall have the ability to exercise all rights with respect to the Indemnity Escrow Shares to which such Indemnifying Party has a continuing contingent right to retain in accordance with the terms of this Agreement, including voting rights, except for the right of possession thereof, and the right to pledge, encumber, sell, assign or transfer such Indemnity Escrow Shares or any interest therein except as contemplated by the Escrow Agreement. Each Indemnifying Party may direct the Securityholder Representative to vote all Indemnity Escrow Shares to which such Indemnifying Party has a continuing contingent right to retain in accordance with the terms of this Agreement. The Securityholder Representative (on behalf of the Indemnifying Parties) shall direct the Escrow Agent in writing as to the exercise of any such voting rights in accordance with the direction received from the Indemnifying Parties (and if no direction is received, shall direct the Escrow Agent not to vote such Indemnity Escrow Shares).

(d) Expense Fund Amount. As soon as reasonably practicable following the Closing, Acquiror shall deposit, or cause to be deposited, by wire transfer of immediately available funds to the Securityholder Representative cash in the amount of $350,000 (the “Expense Fund Amount”), into a

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segregated account designated by the Securityholder Representative in a written notice delivered to Acquiror at least three (3) Businesses Days prior to the Closing Date (the Expense Fund Amount in such account, together with any income earned on the Expense Fund Amount, the “Expense Fund”). Notwithstanding anything herein to the contrary, Acquiror’s obligations to make payment of all or any portion of the Expense Fund Amount shall be fully satisfied upon deposit of the Expense Fund Amount in the Expense Fund. The Expense Fund shall be treated as received and deposited by the Securityholders pursuant to Section 1.3 at the Effective Time for Tax purposes and be held as a trust fund for the benefit of the appropriate Securityholders and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person. The Expense Fund shall be used by the Securityholder Representative as agent and for the benefit of the Securityholders and shall be used (i) for the purposes of paying directly or reimbursing the Securityholder Representative for any Securityholder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Securityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Securityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by the Securityholder Representative that the Expense Fund is no longer required to be withheld, the Securityholder Representative shall distribute all amounts then-remaining in the Expense Fund (if any) to the Stockholders and Warrantholders in accordance with their respective Escrow Pro Rata Portions (determined without including the Retention Bonus Pool Awards payable to any Stockholder or Warrantholder in the calculation of the numerator or denominator thereof).

2.4 Withholding Taxes. The Company, the Exchange Agent, Acquiror and the Surviving Corporation, and each of their Affiliates and Representatives shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of federal, state, local or foreign Tax Law, and to be provided any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information. Any such withholding shall be effected by reduction in the number of Acquiror Ordinary Shares deliverable pursuant to this Agreement, with each Acquiror Ordinary Share valued for this purpose at Acquiror Share Price. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that such amounts are not so deducted and withheld, such Person shall indemnify the applicable withholding agent for any amounts imposed by a Governmental Entity.

2.5 Outstanding Loans. In the event that any Person entitled to consideration hereunder has outstanding loans from the Company or any Subsidiary as of the Effective Time, the consideration payable to such Person pursuant to Section 1.3 shall be reduced by that number of Acquiror Ordinary Shares having an aggregate value equal to the outstanding principal plus accrued interest, if any, of such Person’s loans as of the Effective Time, plus any other amounts owed by such Person to the Company or any Subsidiary (collectively, such Person’s “Loan Repayment Amount”), with each

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Acquiror Ordinary Share valued for this purpose at Acquiror Share Price. Such loans shall be satisfied as to the amount by which the consideration is reduced pursuant to this Section 2.5. To the extent the consideration payable to such Person is so reduced, such amount shall be treated for all purposes under this Agreement as having been paid to such Person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are specifically set forth in the appropriate section, subsection or subclause of the disclosure schedule delivered by the Company to Acquiror on the Agreement Date (the “Disclosure Schedule”) (it being understood and hereby agreed that (i) the information set forth in the Disclosure Schedule shall be disclosed under separate section, subsection, and subclause references that correspond to the sections, subsections, and subclauses of this Article III to which such information relates, and (ii) the information set forth in each section, subsection, and subclause of the Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section, subsection, or subclause of this Article III, and (B) any other representations and warranties set forth in this Article III if, and solely to the extent that, it is reasonably apparent on the face of such disclosure, without reference to the underlying documents referenced therein and without independent knowledge of the matters described therein, that it applies to such other section, subsection or subclause of this Article III), the Company hereby represents and warrants to Acquiror and Merger Sub, as of the Agreement Date and as of the Closing Date, as though made at the Closing Date, as follows:

3.1 Organization and Good Standing.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted and as currently contemplated to be conducted. Except as would not be material, the Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification, license or good standing material to the Company’s business as currently conducted.

(b) The operations now being conducted by the Company are not now and have never been conducted by the Company under any other name.

(c) The Company has Made Available true, correct and complete copies of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”) and bylaws, as amended to date, each validly adopted and approved and in full force and effect on the Agreement Date (collectively, the “Charter Documents”). The Board of Directors of the Company has not approved or proposed, nor has any Person proposed, any amendment to any of the Charter Documents.

(d) Section 3.1(d) of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity or enterprise of which the Company owns or has owned, directly or indirectly, any of the stock or other Equity Interest entitled to vote on the election of the members of the board of directors or similar governing body (each, a “Subsidiary”), and the percentage ownership thereof. Each Subsidiary is a corporation, limited liability company, partnership, association, joint venture or other business entity duly organized, validly existing

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and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Subsidiary has the corporate power to own its assets and properties and to carry on its business as currently conducted and as currently contemplated to be conducted. Except as would not be material, each Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications or licenses necessary. A true, correct and complete copy of each Subsidiary’s charter documents and bylaws, each as amended to date and in full force and effect on the Agreement Date, has been Made Available. All of the outstanding shares or other Equity Interests of each Subsidiary are owned of record and beneficially by the Company. All outstanding shares or other Equity Interests of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the charter documents or bylaws of such Subsidiary, or any agreement to which such Subsidiary is a party or by which it is bound, and have been issued in compliance with all Laws. There are no, and no Subsidiary has any unfilled promises or commitments (whether or not binding) to issue or grant any Equity Interests or enter into any commitments or agreements of any character, written or oral, for the issuance or grant of any Equity Interests to which any Subsidiary is a party or by which any Subsidiary is bound obligating the Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock or other Equity Interests of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized, and no Subsidiary has any unfilled promises or commitments (whether or not binding) to issue, grant, or enter into any, stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries (whether payable in Equity Interests, cash, or otherwise). Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of any Subsidiary, and there are no agreements to which the Company or any Subsidiary is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any shares of the capital stock or Equity Interest of any Subsidiary. Neither the Company nor any Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person.

(e) Section 3.1(e) of the Disclosure Schedule lists the directors and officers of the Company and each of its Subsidiaries.

(f) Section 3.1(f) of the Disclosure Schedule lists every jurisdiction in which the Company and its Subsidiaries has Employees or facilities as of the Agreement Date.

3.2 Authority and Enforceability.

(a) The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company (including the unanimous approval of the Board of Directors of the Company) and no further corporate or other action is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Merger or any other transactions contemplated hereby and thereby, other than the adoption of this Agreement and approval of the Merger by the Stockholders who hold (a) at least sixty six and two-thirds percent (66 2/3%) of the outstanding shares of Company Preferred Stock, voting together as

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a single class on an as converted into Company Common Stock basis, and (b) at least a majority of the outstanding shares of Company Capital Stock, voting together as a single class on an as converted into Company Common Stock basis (the “Company Requisite Stockholder Approval”). The Company Requisite Stockholder Approval is the only vote or approval of the Stockholders required under Law, the Charter Documents and all Contracts to which the Company or any Subsidiary is a party to legally adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

(b) This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general.

(c) No “fair price,” “moratorium,” “interested stockholder,” “control share acquisition,” “business combination” or any other anti-takeover Law or similar Law enacted under state or federal Law (including Section 203 of Delaware Law) or any anti-takeover provision in the Charter Documents is applicable to the Company, any shares of Company Capital Stock or other Company Securities, this Agreement, or the Merger or the other transactions contemplated hereby.

3.3 Governmental Approvals.

(a) No consent, notice, waiver, approval, Order or authorization of, or filing with any Governmental Entity, is required by, or with respect to, the Company, the Surviving Corporation or any of their respective subsidiaries as a result of the execution and delivery of this Agreement and any Related Agreement to which the Company or any Subsidiary is a party or the consummation of the Merger or any other transactions contemplated hereby and thereby, except for (i) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws and state “blue sky” Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the Antitrust Approval, (iv) the CFIUS Approval, (v) the DSS Approval, and (vi) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings that a failure to obtain would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(b) As of and immediately prior to the Closing, in relation to the HSR Act: (i) the Company will be its own ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3) and as interpreted by the Premerger Notification Office of the United States Federal Trade Commission (“PNO”)) and will not be controlled (as such term is defined in 16 C.F.R. § 801.1(b) and as interpreted by the PNO) by any other person or entity (as such terms are defined in 16 C.F.R. § 801.1(a) and as interpreted by the PNO); (ii) the Company is not engaged in manufacturing (as such term is defined in 16 C.F.R. § 801.1(j) and as interpreted by the PNO); (iii) the total assets (as such term is defined in 16 C.F.R. § 801.11 and as interpreted by the PNO) of the Company will be below the $10,000,000 (as adjusted) threshold set forth in 15 U.S.C. § 18a(a)(2)(B)(ii)(II) (as of the Agreement Date, $18,000,000); and (iv) the annual net sales (as such term is defined in 16 C.F.R. § 801.11 as interpreted by the PNO) of the Company will be below the $100,000,000 (as adjusted) threshold set forth in 15 U.S.C. § 18a(a)(2)(B)(ii)(III) (as of the Agreement Date, $180,000,000).

3.4 Conflicts. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any Subsidiary is a party, and the consummation of the transactions contemplated hereby and thereby, will not result in the creation or imposition of any Lien

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(other than Permitted Liens) upon the assets of the Company or any Subsidiary and will not conflict with or result in any breach, violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or loss of any benefit under, or require any notice, consent, waiver, or approval under (any such event, a “Conflict”) (a) any provision of the Charter Documents or the organizational documents of any Subsidiary, as amended, (b) any Material Contract, Company Authorization, or Lien to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets (whether tangible or intangible) are bound or subject, or (c) any Law or Order applicable to the Company or any Subsidiary or any of their respective properties or assets (whether tangible or intangible), except in the case of clauses (b) and (c), as would not be reasonably expected to be material. Section 3.4 of the Disclosure Schedule sets forth all necessary notices, consents, waivers and approvals of parties to any Material Contracts as are required thereunder in connection with the Merger or the other transactions contemplated by this Agreement, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration following the Closing so as to preserve all rights of, and benefits to, the Company and its Subsidiaries or the Surviving Corporation and its subsidiaries, as the case may be, under such Material Contracts from and after the Closing. Following the Closing, the Surviving Corporation and each of its Subsidiaries, will be permitted to exercise all of its rights under all Material Contracts to which the Company or any Subsidiary is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any Subsidiary, as the case may be, would otherwise be required to pay pursuant to the terms of such Material Contracts had the transactions contemplated by this Agreement not occurred. Notwithstanding the foregoing, the term “Material Contract” as used in this Section 3.4 does not include any Contracts substantially in the form of the applicable customer or end user Contracts for Company Product(s) (including reseller agreements) that absent Section 3.13(b)(z) would not otherwise constitute Material Contracts.

3.5 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock, of which 10,805,507 shares are issued and outstanding as of the Agreement Date; and 45,200,040 shares of Company Preferred Stock, 42,000,191 of which is outstanding as of the Agreement Date, consisting of 389,656 shares of Company Series A Preferred Stock, none of which is outstanding as of the Agreement Date, 17,121,265 shares of Company Series A-1 Preferred Stock, 17,121,265 of which is outstanding as of the Agreement Date, 2,361,553 shares of Company Series A-2 Preferred Stock, 2,361,553 of which is outstanding as of the Agreement Date, 14,301,719 shares of Company Series B Preferred Stock, 14,301,719 of which is outstanding as of the Agreement Date, 7,868,882 shares of Company Series C Preferred Stock, 6,669,267 of which is outstanding as of the Agreement Date, and 3,156,965 shares of Company Series D Preferred Stock, 1,546,387 of which is outstanding as of the Agreement Date.

(b) The Company Preferred Stock is convertible on a one-share-for-one-share basis into Company Common Stock. As of the Agreement Date, the Company Capital Stock is held by the Persons and in the amounts set forth in Section 3.5(b) of the Disclosure Schedule which further sets forth for each such Person (i) name, address, e-mail address, jurisdiction of Tax residence (if Known), and the number of shares held, (ii) the class and series of such shares, (iii) the number of the applicable Company Stock Certificates or Company Book-Entry representing such shares, and (iv) whether such Person is or has ever been an Employee. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to any Liens (other than a Permitted Lien), outstanding subscriptions, preemptive rights, rights of first refusal or

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“put” or “call” rights created by statute, the Charter Documents, or any Contract to which the Company is a party or by which it or any of its assets is bound. None of the outstanding shares of Company Capital Stock are, or have ever been, Company Restricted Stock. All shares of Company Capital Stock and other Company Securities ever issued by the Company have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company or any Stockholder) in compliance with all Laws, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company or any Stockholder) in accordance with any right of first refusal or similar right or limitation. No Stockholder has exercised any right of redemption, if any, provided in the Certificate of Incorporation with respect to shares of the Company Preferred Stock, and the Company has not received written (or, to the Knowledge of the Company, other) notice that any Stockholder intends to exercise such rights. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock and the Company has never declared or paid any dividend or other distribution. Other than the Company Capital Stock set forth in Section 3.5(b) of the Disclosure Schedule, the Company has no other capital stock authorized, issued or outstanding.

(c) Except for the Plan, neither the Company nor any Subsidiary has ever adopted, sponsored or maintained any stock option plan or any other plan or Contract providing for equity-related compensation to any person (whether payable in shares, cash or otherwise). The Plan has been duly authorized, approved and adopted by the Company’s Board of Directors and the Stockholders and is in full force and effect. The Company has reserved 21,141,942 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company or any of its Affiliates upon the issuance of stock or the exercise of options granted under the Plan, of which 15,814,615 shares are issuable, as of the Agreement Date, upon the exercise of outstanding, unexercised options granted under the Plan, 5,016,274 shares have been issued upon the exercise of options or purchase of restricted stock granted under the Plan and remain outstanding as of the Agreement Date and 311,053 shares remain available for future grant. Section 3.5(c) of the Disclosure Schedule sets forth, as of the Agreement Date, for each outstanding Company Option, (1) name, address, e-mail address, and jurisdiction of Tax residence (if Known), (2) whether such Optionholder is an Employee, (3) the grant date and expiration date thereof, (4) whether such Company Option was not granted pursuant to the Plan, (5) the vesting schedule (including all acceleration provisions) applicable to such Company Option and the extent to which such Company Option is vested to date, (6) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying such Company Option to date, and (7) whether such Company Option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code, and whether such Company Option is, to the Knowledge of the Company, subject to Section 409A of the Code, (8) whether such Company Option is held by a current employee or non-employee director of the Company, and (9) whether such Company Option may be early exercised for shares of restricted stock. The terms of the Plan and the applicable agreements for each Company Option permit the assumption of options to purchase Acquiror Ordinary Shares and the termination of Company Options as provided in this Agreement, without the consent or approval of the holders of such securities, the Stockholders or otherwise and without any acceleration of the exercise schedules or vesting provisions in effect for such Company Options. True and complete copies of all form Contracts relating to the Plan have been Made Available and all outstanding Company Options have been issued pursuant to such form Contracts.

(d) Section 3.5(d) of the Disclosure Schedule sets forth, as of the Agreement Date, for each outstanding Company Warrant, (1) name, address, e-mail address, and jurisdiction of Tax residence (if Known), (2) the grant date and expiration date thereof, (3) the vesting schedule (including all acceleration provisions) applicable to such Company Warrant, if any, and the extent to which such Company Warrant is vested to date and whether such vesting is subject to acceleration as a result of

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the transactions contemplated by this Agreement or any other events, (4) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying such Company Warrant to date, and (5) a summary of the effect on such Company Warrant as a result of the entry into this Agreement and consummation of the transactions contemplated hereby. The terms of the applicable Contracts for each Company Warrant permit the termination of such Company Warrants as provided in this Agreement, without the consent or approval of the holders of such securities, the Stockholders or otherwise. True and complete copies of all Contracts relating to or issued under or with respect to the Company Warrants have been Made Available and such Contracts have not been amended, modified or supplemented and there are no Contracts to amend, modify or supplement such Contracts from the forms thereof Made Available, in each case, except as contemplated by the Warrant Cancellation Agreement.

(e) Except for the shares of Company Capital Stock, the Company Options and the Company Warrants set forth on Sections 3.5(b), 3.5(c) and 3.5(d) of the Disclosure Schedule, as of the Agreement Date there are no, and the Company has no unfulfilled, Contracts, promises or commitments (whether or not binding) to issue or grant any Company Securities or enter into any Contract of any character, written or oral, to issue or grant any Company Securities to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any Company Securities. As of the Agreement Date, there are no outstanding or authorized, and the Company has no unfulfilled promises or commitments (whether or not binding) to issue, grant, or enter into any, stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company (whether payable in Company Securities, cash or otherwise). Except as contemplated hereby, there are no voting trusts, proxies, or other Contracts with respect to the voting stock of the Company, and there are no Contracts to which the Company is a party relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, right of first offer, co-sale rights or “drag-along” rights) of any Company Capital Stock. As a result of the Merger, Acquiror will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all Company Securities.

(f) Section 3.5(f) of the Disclosure Schedule sets forth, as of the Agreement Date, all Indebtedness of the Company and each Subsidiary, including (i) the amount of such Indebtedness, and (ii) any assets securing such Indebtedness. Other than as set forth on Section 3.5(f) of the Disclosure Schedule, the Company and the Subsidiaries have no outstanding Indebtedness. The Company has Made Available a true, correct and complete copy of each Contract or other instrument evidencing Indebtedness of the Company With respect to each such item of Indebtedness, neither the Company nor any Subsidiary is in default and no payments are past due. There are no outstanding loans or Indebtedness involving, on the one hand, the Company and on the other hand, any of the Securityholders. After giving effect to the Closing and the payment of all Closing Indebtedness set forth in Payoff Letters delivered to Acquiror prior to the Closing, the Company and its Subsidiaries will have no Indebtedness, and each holder of any Indebtedness of the Company will have no rights in respect of such Indebtedness.

(g) There are no issued or outstanding bonds, debentures, notes or other indebtedness of the Company or any Subsidiary (i) having the right to vote on any matters on which Stockholders may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company.

(h) The allocation of the Total Consideration set forth in Article I is consistent with, and does not violate any of the Charter Documents, the Plan, or any Contract applicable to any Company

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Securities or Indebtedness of the Company or any of its Subsidiaries, in each case, as amended immediately prior to the Effective Time.

(i) To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in any liability of the Company or any Subsidiary to any current, former or alleged holder of Company Securities or securities of any Subsidiary in such Person’s capacity (or alleged capacity) as a holder of such securities, whether related to the Merger or otherwise.

3.6 Company Financial Statements; Internal Financial Controls.

(a) Section 3.6(a) of the Disclosure Schedule sets forth the Company’s (i) audited consolidated balance sheets as of December 31, 2018, December 31, 2017, and December 31, 2016, and the related consolidated statements of operations, cash flows, and stockholders’ equity for the twelve (12) month periods then ended (the “Year-End Financials”), and (ii) unaudited consolidated balance sheet as of April 30, 2019 (the “Balance Sheet Date”), and the related unaudited consolidated statements of operations, cash flows, and stockholders’ equity for the four (4) month period then ended (the “Interim Financials” and together with the Year-End Financials, the “Financials”). The Financials have been prepared in accordance with GAAP consistently applied throughout the periods indicated and consistent with each other (except that any unaudited Financials need not contain footnotes and other presentation items that may be required by GAAP). The Financials present fairly in all material respects the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein. The Company’s unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.” The books and records of the Company and each Subsidiary have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements (including, without limitation, GAAP) and the Financials are consistent with such books and records.

(b) Section 3.6(b) of the Disclosure Schedule sets forth an aging schedule with respect to each of the accounts receivable of the Company and its Subsidiaries as of the Balance Sheet Date, indicating a range of days elapsed since invoice, which aging schedule shall be accurate and complete, in all material respects, aging of each such accounts receivable as of the Balance Sheet Date and all such accounts receivable in the aggregate as of the Balance Sheet Date. All of the accounts receivable, whether billed or unbilled, of the Company and its Subsidiaries derive from bona fide sales transactions entered into in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, are not subject to any set-off or counterclaim, do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis, and are not subject to any other repurchase or return arrangement. No Person has any Lien (other than a Permitted Lien) on any accounts receivable of the Company or any Subsidiary.

(c) The Company and each Subsidiary has established and maintains a system of internal accounting controls that are customary for a company at a similar stage of development as a Company and are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financials) in accordance with GAAP, including policies and procedures that are designed to (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Company and its Subsidiaries, and (iii) provide

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assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor any Subsidiary (including any Employee) has currently identified or currently been made aware of (A) any deficiency or material weakness in the system of internal accounting controls utilized by the Company or any Subsidiary, (B) any fraud, whether or not material, that involves the Company’s or its Subsidiary’s management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary or (C) any claim or allegation regarding any of the foregoing.

(d) On or prior to the Closing Date, neither Company nor any Subsidiary has recorded revenue (whether in the Financials or otherwise) or received payments in the amount or in the timeframe required in respect of any sale or other transaction with respect to which any commission or other payment will accrue or otherwise become payable to any Employee at any time after the Closing.

3.7 No Undisclosed Liabilities. Neither the Company nor any Subsidiary has any Liability, except for those which (a) have been reflected in the Current Balance Sheet, (b) have arisen in the ordinary course of business consistent with past practices since the Balance Sheet Date that are not material in amount or significance, either individually or in the aggregate, and do not result from a breach of Contract (including any representation or warranty therein), breach of warranty, violation of Law, infringement, misappropriation, or other tort, (c) are Third Party Expenses, Closing Indebtedness, Tax Amount, or included as a liability in Closing Net Working Capital, or (d) are executory performance obligations arising under Contracts to which the Company or any Subsidiary is a party or otherwise bound and that do not result from a breach of such Contract (including any representation or warranty therein).

3.8 No Changes. Since December 31, 2018 through the Agreement Date, no Company Material Adverse Effect has occurred or arisen. Since the Balance Sheet Date through the Agreement Date, neither the Company nor any Subsidiary has taken any action that would be prohibited by Section 5.2 if proposed to be taken or actually taken after the Agreement Date.

3.9 Tax Matters.

(a) Tax Returns and Payments. Each return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any schedule or amendment thereof or attachment thereto (each, a “Tax Return”) required to be filed by or on behalf of the Company or any Subsidiary with any Governmental Entity on or before the Closing Date (the “Company Returns”): (i) has been filed on or before the applicable due date (including any extensions of such due date); and (ii) is true, correct and complete in all material respects and has been prepared in compliance with all applicable Laws in all material respects. All Taxes required to be paid by the Company or its Subsidiaries (regardless of whether or not shown on any Tax Return) have been timely paid. The Company has delivered or made available to Acquiror accurate and complete copies of all Company Returns (other than immaterial information returns (e.g. Form 1099s, W-2s, etc.)) filed for the four most recent taxable periods.

(b) Reserves for Payment of Taxes. The Financials fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof. The Company or each Subsidiary, as the case may be, will establish, in the ordinary course of business and consistent with

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its past practices, reserves adequate for the payment of all Taxes for the period from the Balance Sheet Date through the Closing Date, and the Company will disclose the dollar amount of such reserves to Acquiror as soon as practicable and in any event reasonably in advance of the Closing Date (other than any Taxes arising in connection with the Merger). Neither the Company nor any Subsidiary has incurred any liability for Taxes (other than any Taxes arising in connection with the Merger) since the Balance Sheet Date outside of the ordinary course of business.

(c) Audits; Claims. No Company Return has ever been examined or audited by any Governmental Entity which has not been paid or otherwise resolved in full. Neither the Company nor any Subsidiary has received from any Governmental Entity any written: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment, in each case, which has not been paid or otherwise resolved in full. No extension or waiver of the limitation period applicable to any Company Returns has been granted by or requested from the Company or any Subsidiary in each case, that is still currently in effect. No Action is currently pending or threatened against the Company or any Subsidiary in respect of any Tax. There are (and immediately following the Merger there will be) no liens for Taxes upon any of the assets of the Company or any Subsidiary except liens for current Taxes not yet due and payable (and for which there are full and adequate accruals).

(d) Deficiencies. There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by the Company or any Subsidiary with respect to any Tax.

(e) Distributed Stock. Neither the Company nor any Subsidiary has distributed stock of another Person, and neither the Company nor any Subsidiary has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code in the two (2) years prior to the Closing Date or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.

(f) 280G Matters. There is no agreement, plan, arrangement or other Contract covering any “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) with respect to the Company that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code or that would be reasonably characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. No “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) with respect to the Company is entitled to any payment of any tax “gross-up” or similar “make-whole” payments from the Company or any Subsidiary, including as a result of excise taxes which could become payable under Section 280G of the Code or Section 4999 of the Code. Section 3.9(f) of the Disclosure Schedule lists all persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) with respect to the Company.

(g) Tax Indemnity Agreements. Neither the Company nor any Subsidiary has: (i) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company), (ii) any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, by operation of law, or otherwise, (iii) been a party to any Tax sharing, indemnification or allocation agreement (other than customary commercial contracts

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entered into in the ordinary course of business and the primary purpose of which is unrelated to Tax), or (iv) been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(h) FIRPTA. Neither the Company nor any Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) No Other Jurisdictions for Filing Tax Returns. There are no jurisdictions in which the Company or any Subsidiary is required to file a Tax Return other than the jurisdictions in which the Company or such Subsidiary has filed Tax Returns. Neither the Company nor any Subsidiary is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that other country. No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary, as applicable, is or may be required to file a Tax Return in, or be subject to Tax by, that jurisdiction.

(j) Transfer Pricing. The prices for any property or services (or for the use of any property) provided by or to the Company or any Subsidiary are arm’s length prices for purposes of the relevant transfer pricing Laws.

(k) Tax Shelters; Listed Transactions. Neither the Company nor any Subsidiary has consummated or participated in, nor is the Company or any Subsidiary currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has ever participated in, nor is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Laws. The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which reasonably could be expected to result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign Law).

(l) Section 83(b) Matters. No Person holds shares of Company Capital Stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(m) Withholding. Each of the Company and its Subsidiaries: (i) has complied in all material respects with all Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign Law); (ii) has, within the time and in the manner prescribed by applicable Laws in all material respects, withheld from Employee wages or compensation and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Laws, including Taxes described in Section 3.9(m)(i), federal and state income and employment Taxes, the Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant non-U.S. income and employment Tax withholding Laws; and (iii) has timely filed all withholding Tax Returns, for all periods.

(n) Change in Accounting Methods; Closing Agreements. Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from,

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taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting made prior to the Effective Time; (ii) closing agreement as described in Section 7121 (or any corresponding or similar provision of state, local, or foreign Tax Law) executed prior to the Effective Time; (iii) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Tax Law) with respect to a transaction occurring prior to the Effective Time; (iv) installment sale or open transaction disposition made prior to the Effective Time; (v) prepaid amount received prior to the Effective Time (other than amounts received in the ordinary course of business), (vi) election pursuant to Section 108(i) of the Code made prior to the Effective Time (or any corresponding or similar provision of state, local or foreign Tax Law), or (vii) under Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law). The Company has not made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(o) Section 1503 Matters. Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(p) Tax Incentives. The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or Order granted by a Governmental Entity that are not generally available to Persons without specific application therefor.

(q) Tax Status. Neither the Company nor any of its Subsidiaries has ever elected to be treated as an S corporation under Section 1362 of the Code or any corresponding or similar provision of Law or filed an election under Treasury Regulation Section 301.7701-3.

(r) Tax Accounting. The Company and its Subsidiaries use the accrual method of accounting for income Tax purposes.

(s) Section 409A Matters.

(i) Section 3.9(s)(i) of the Disclosure Schedule lists each Contract, agreement or arrangement between the Company or any ERISA Affiliate and any Employee that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state Law equivalent) and the regulations and guidance thereunder (“Section 409A”). Each such nonqualified deferred compensation plan has been operated in (a) material documentary and (b) material operational compliance with Section 409A, such that no compensation is required by Law to be included in the gross income of any Employee as of any date on or prior to the Effective Time as a result of the operation of Section 409A of the Code with respect to any Company Employee Plan. To the extent required by Law, the Company and each of its Subsidiaries has properly reported and/or withheld and remitted on amounts deferred under any Company nonqualified deferred compensation plan subject to Section 409A of the Code. There is no Contract to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee of the Company, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under Section 409A. There is no contract, agreement, plan or arrangement to which the Company or any Subsidiary is a party which, individually or collectively, could give rise to Acquiror, Company, Subsidiary Tax under Section 409A of the Code or that would give rise to an Employee Tax and/or Company or Subsidiary reporting obligations under Section 409A of the Code.

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(ii) No Company Option or other stock right of the Company (as defined in U.S. Treasury Regulation 1.409A-1(l)) (A) has an exercise price less than the fair market value of the underlying equity as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (C) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

(t) Limitations. This Section 3.9 and Section 3.14 (to the extent it relates to Taxes) contain the exclusive representations and warranties of the Company with respect to Taxes, and any claim for breach of representation with respect to Taxes shall be based on the representations and warranties made in this Section 3.9 and Section 3.14 (to the extent it relates to Taxes), and shall not be based on the representations or warranties set forth in any other provision of this Agreement. Except for Sections 3.9(e), (f), (g), (l), (m), (n), (o), (p) and (s), no representation or warranty contained in this Section 3.9 shall be deemed to apply directly or indirectly with respect to any Taxes that are not Taxes for Pre-Closing Tax Periods. For the avoidance of doubt, the Company makes no representation as to any limitations on any net operating losses, Tax basis, Tax credits, or other Tax attributes that it may have in any taxable period (or portion thereof) beginning on or after the Closing Date.

3.10 Real Property. Neither the Company nor any Subsidiary owns any real property, nor has the Company or any Subsidiary ever owned any real property nor is either party to any Contract to purchase or sell any real property. Section 3.10 of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any Subsidiary or otherwise used or occupied by the Company or any Subsidiary (the “Leased Real Property”). Section 3.10 of the Disclosure Schedule sets forth a list of all leases, lease guaranties, subleases, Contracts for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including the name of the lessor, licensor, sublessor, master lessor and/or lessee the date and term of the lease, license, sublease or other occupancy right, the aggregate annual rental payable thereunder and all amendments, terminations and modifications thereof (the “Lease Agreements”). The Company has provided Acquiror with true, correct and complete copies of all Lease Agreements. All such Lease Agreements are valid and effective in accordance with their respective terms against the Company (or its Subsidiary, as applicable), and, to the Knowledge of the Company, the other parties thereto, and there is not, under any of such leases, any existing default, rent past due or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company (or its Subsidiary, as applicable), and, to the Knowledge of the Company, the other parties thereto. Neither the Company nor its Subsidiaries have received any written (or, to the Knowledge of the Company, other) notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the rights of the Company or any of its subsidiaries or materially alter the rights or obligations of the sublessor, lessor or licensor under, or give to others any material rights of termination, amendment, acceleration or cancellation of any Lease Agreements, or otherwise materially adversely affect the continued use and possession of the Leased Real Property for the conduct of business as presently conducted. Neither the Company nor any Subsidiary owes brokerage commissions or finders’ fees with respect to any such Leased Real Property or would owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements. The Company and each of its Subsidiaries has performed all of its obligations under any termination Contracts pursuant to which it has terminated any leases, subleases, licenses or

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other occupancy Contracts for real property that are no longer in effect and has no continuing liability with respect to such terminated Contracts. The Leased Real Property is in good operating condition and repair and otherwise suitable for the conduct of the business of the Company and its Subsidiaries and otherwise suitable for the conduct of the business of the Company and its Subsidiaries. The Company expects to be able to continue to have the right to occupy the Leased Real Property through the remainder of the term of the applicable Lease Agreement.

3.11 Property. The Company or a Subsidiary has good and valid title to, or, in the case of leased or licensed properties and assets, valid leasehold interests or license rights in, all tangible properties and assets used or held for use by the Company or any Subsidiary in their respective businesses, free and clear of any Liens, except (a) as reflected in the Current Balance Sheet, and (b) Permitted Liens. All such items of property owned, leased, or licensed by the Company or any Subsidiary (i) are adequate for the conduct of the business of the Company and its Subsidiaries as currently conducted and (ii) in good operating condition, subject to normal wear and tear. The tangible properties and assets owned by the Company and its Subsidiaries (including the assets owned by the Company and its Subsidiaries at, and as of immediately following, the Closing), together with any properties and assets to which the Company and its Subsidiaries has valid leasehold interests or license rights in, constitute all of the tangible assets that are (and for the prior twelve (12) months have been) used in or held for use in, the conduct of the business of the Company and its Subsidiaries as such business is currently conducted.

3.12 Intellectual Property.

(a) Disclosures. The Disclosure Schedule accurately identifies and describes:

(i) in Section 3.12(a)(i) of the Disclosure Schedule, each Company Product;

(ii) in Section 3.12(a)(ii) of the Disclosure Schedule, (A) each item of Company IPR that is Registered IP (“Company Registered IP”); (B) the jurisdiction in which such item of Company Registered IP has been registered or filed, the applicable application, registration or serial number and the applicable application, filing or registration date; (C) all current owners, registrants or assignees of such item, and the nature of such Person’s ownership interest; (D) for each domain name registration, the applicable domain name registrar, the expiration date for the registration, and name of the registrant, and (E) a list of any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world), arbitral body or mediator to which the Company or a Subsidiary is a party and in which claims are raised relating to the validity, enforceability, scope, ownership, misappropriation or infringement of such item of Company Registered IP; and (F) for each item of Company Registered IP, whether it was registered with “small business status”;

(iii) in Section 3.12(a)(iii) of the Disclosure Schedule, each Inbound License, other than Contracts for (A) Open Source Licenses or Contracts primarily for granting rights or licenses with respect to Shrink-Wrap Software); (B) nondisclosure agreements entered in the ordinary course of business consistent with past practice that do not contain any licenses of Intellectual Property Rights other than limited rights to use confidential information for the purposes expressly stated therein; and (C) non-exclusive licenses of Intellectual Property Rights granted by Employees that are on a Standard Form IP Contract without material deviation; and

(iv) in Section 3.12(a)(iv) of the Disclosure Schedule, each Outbound License, other than (A) Contracts substantially in the form of the applicable Standard Form IP Contract without

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material modifications that have been entered into in the ordinary course of business; (B) nondisclosure agreements entered in the ordinary course of business consistent with past practice that do not contain any licenses of Intellectual Property Rights other than limited rights to use confidential information for the purposes expressly stated therein; and (C) non-exclusive licenses of Intellectual Property Rights granted to Employees that are on a Standard Form IP Contract without material deviation.

(b) Standard Form IP Agreements. The Company has Made Available a true, correct and complete copy of each Contract entered into on the form of Standard Form IP Contract.

(c) Ownership Free and Clear. The Company and each of its Subsidiaries exclusively own all right, title and interest to and in the Company IPR (including the Company Registered IP) free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing:

(i) each Employee who is or was involved in the creation or development of any Company IP has signed an agreement containing an irrevocable assignment of all rights, title and interest in and to such Company IP to the Company or a Subsidiary, a waiver of moral rights with respect to such Company IP (for Employees residing in jurisdictions that recognize moral rights), and confidentiality provisions protecting the Company IP substantially in form of the Company’s Standard Form IP Contract for employees (a copy of which is attached to Section 3.12(c)(i)-A of the Disclosure Schedule (the “Employee Proprietary Information Agreement”)), or the Company’s Standard Form IP Contract for consultants or independent contractors (a copy of which is attached to Section 3.12(c)(i)-B of the Disclosure Schedule (the “Consultant Proprietary Information Agreement”, and together with the Employee Proprietary Information Agreement, the “Proprietary Information Agreements”)), as the case may be, that provides for the Company to have complete and exclusive ownership of such Company IP;

(ii) no Employee has excluded from assignment to the Company or any Subsidiary, or otherwise reserved or retained any rights in or to, any Intellectual Property Rights incorporated into or used in connection with any Company Product or the business of the Company or any Subsidiary;

(iii) no other Person, Employee or former employer of any Employee has any claim, right or interest to or in any material Company IP;

(iv) to the Company’s Knowledge, no Employee is in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights;

(v) no funding, facilities or personnel of any Governmental Entity or of any university, college, other educational institution, or research center were used to develop or create any Company IP in a manner that would affect the Company’s or its Subsidiaries’ rights in any Company IP or Company Products;

(vi) no material Company IP has been developed for or pursuant to a Contract with any other Person who has any ownership interest in or with respect to such Company IP;

(vii) neither the Company nor any Subsidiary has permitted the rights of the Company or any Subsidiary in any Company IPR that is or was material to its business to enter into the public domain, or to be abandoned or lapsed;

(viii) no Company IP is subject to any proceeding or outstanding decree, order, judgment or settlement agreement, or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or any Subsidiary;

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(ix) neither the Company nor any Subsidiary has assigned or otherwise transferred ownership of or granted an exclusive license with respect to, or agreed to assign or otherwise transfer ownership of or grant an exclusive license with respect to, any Intellectual Property Right that is or was Company IPR; and

(x) all Company IPR (excluding domain names) is (and following the Closing will be) fully transferable, alienable and licensable by the Company or a Subsidiary (or Surviving Corporation) without restriction and without payment of any kind to any third party, except for ordinary course prosecution and maintenance fees for Company Registered IP.

(d) Valid and Enforceable. Each item of Company Registered IP (excluding domain names) is subsisting and to the Knowledge of the Company, enforceable and valid. All filings, payments and other actions required by Governmental Entities to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, there is no basis for a claim that any such item of Company Registered IP is invalid or, except for pending applications, unenforceable. Without limiting the generality of the foregoing, (i) the Company and each Subsidiary has not engaged in any patent or copyright misuse or any fraud or inequitable conduct in connection with any Company Registered IP. No interference, opposition, reissue, reexamination, or other legal proceeding (other than normal prosecution) is or has been pending against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, threatened in which the ownership, scope, validity, or enforceability of any Company Registered IP is being, has been, or could reasonably be expected to be contested or challenged.

(e) Government Rights. No rights have been granted by the Company (directly or through a subcontract at any tier) to any Governmental Entity with respect to any Company Products, or under any Company IP, other than pursuant to Contracts that grant the Governmental Entity substantially similar rights as are granted by the Company to commercial end users of the Company Products in the ordinary course of business. All Company IP delivered or used by the Company in performance of any Government Contract, including technical data, computer software and computer software documentation, other than third party computer software, has been marked with included the proper restrictive legends in accordance with the terms of the applicable Government Contract and which grant the applicable Governmental Entity the most restrictive applicable license.

(f) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any Related Agreement to which the Company or any Subsidiary is a party, nor the consummation of any of the transactions contemplated by this Agreement or any Related Agreement will, with or without notice or the lapse of time, pursuant to a Contract to which the Company or any Subsidiary is a party, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company IP; (ii) Acquiror or any of its Affiliates, or the Company or any Subsidiary, becoming bound by or subject to any non-compete or other restriction on the operation or scope of their respective businesses; (iii) the release, disclosure or delivery of any Source Code of the Company Products or any other Source Code for which the Intellectual Property Rights are Company IPR (“Company Source Code”) by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any Technology or Intellectual Property Rights of Acquiror or any of its Affiliates.

(g) No Third Party Infringement of Company IP. To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IPR. Neither the Company nor any of its Subsidiaries have brought any actions or lawsuits alleging infringement, misappropriation or other

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violation of any Company IPR. Neither the Company nor any of its Subsidiaries have entered into any agreement granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, the Company IPR. Section 3.12(g) of the Disclosure Schedule accurately identifies (and the Company has Made Available a true, correct and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any Subsidiary or any of their respective representatives regarding any actual, alleged or suspected infringement or misappropriation of any Company IPR, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(h) Use of Licensed IP. All Licensed IP is licensed to Company and its Subsidiaries pursuant to a valid, binding, written Inbound License. No third party that has licensed material Licensed IP to the Company or any Subsidiary has retained any rights or license in any improvements or derivative works to such Licensed IP made solely or jointly by the Company or any Subsidiary.

(i) No Infringement of Third Party IP Rights. Neither the conduct of the business of the Company and its Subsidiaries as previously or currently conducted, including the Company’s and its Subsidiaries’ design, development, use, promotion, marketing, provision, delivery, distribution, offering, sale, support, making available, and licensing out of any Company Product, (i) has infringed, misappropriated, or otherwise violated, or infringes, misappropriates or otherwise violates any Intellectual Property Right of any other Person, or (ii) constituted or constitutes unfair competition or trade practices under the Laws of any jurisdiction. Without limiting the generality of the foregoing: (x) no infringement, misappropriation or similar Action, or any Action alleging unfair competition or trade practices, is pending or has been threatened against the Company or any Subsidiary or, to the Knowledge of the Company, against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any Subsidiary with respect to such Action; and (y) neither the Company nor any Subsidiary has received written (or, to the Knowledge of the Company, other) notice from any Person (A) claiming the Company’s or any of its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction nor is there any basis therefor, (B) inviting the Company or any Subsidiary to license any Intellectual Property Right of another Person where the notice contains a suggestion, allegation or any other implication (whether or not reasonable) that absent such license, the Company or its Subsidiaries are infringing the Intellectual Property Rights of that Person, or (C) seeking indemnification from the Company or any Subsidiary in connection with the infringement, misappropriation or violation of any Intellectual Property Rights.

(j) Bugs. Section 3.12(j) of the Disclosure Schedule contains a true and complete list of all known material bugs, defects and errors in each Company Product that is currently being distributed, offered, made available, used, supported, or in development by the Company or any Subsidiary. Neither the Company nor any Subsidiary has received any written (or, to the Knowledge of the Company, other) notice indicating that any customer of the Company or any Subsidiary is dissatisfied in any material respect with any Company Product (other than requests for technical support or maintenance services received in the ordinary course of business consistent with past practice that are not on the whole material to the business of the Company or any of its subsidiaries).

(k) Contaminants; Vulnerabilities. To the Company’s Knowledge, none of the Company Products contains any Contaminants. The Company and each Subsidiary use commercially reasonable, industry standard measures designed to prevent the introduction of or detect Contaminants.

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(l) No Spyware or Malware. None of the Company Products performs the following functions, other than as described in the Company’s documentation for the Company Products, without the knowledge and consent of the owner or user of an affected system, network, or device: (i) collects data, including Private Data, stored on or transmitted by the system, network, or device; (ii) interferes with the owner’s or an authorized user’s control of the system, network, or device; (iii) changes or interferes with settings or preferences of, or commands installed or stored on, the system, network, or device without the knowledge of the owner or an authorized user of the system, network, or device; (iv) changes or interferes with data that is stored on or transmitted by the system, network, or device in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the system, network, or device; (v) causes the system or device to communicate with another system or device without the authorization of the owner or an authorized user of the system or device; or (vi) installs a computer program or code that may be activated without the knowledge of the owner or an authorized user of the system, network, or device.

(m) Use of Open Source Code.

(i) Section 3.12(m)(i) of the Disclosure Schedule accurately identifies and describes each item of Open Source Software that: (A) is linked to, incorporated into, or distributed with any Company Product, or from which any part of any Company Product is derived; (B) the applicable Open Source License for such item of Open Source Software; (C) the Company Product to which each such item of Open Source Software relates; (D) whether (and, if so, how) such item was modified and/or distributed by the Company or any Subsidiary; and (E) whether (and if so, how) such item was incorporated into or linked to any Company Product.

(ii) Neither the Company nor any Subsidiary has used, modified, or distributed any Open Source Software in a manner that: (A) could or does require (or could or does condition the use or distribution of such software on) the disclosure, licensing or distribution of any Company IP; (B) imposes any restriction on the consideration to be charged for the distribution of any Company Technology;(C) grants, or purports to grant, to any third party, any rights or immunities under any Company IPR; or (D) could or does otherwise impose any other material limitation, restriction or condition on the right or ability of the Company or any Subsidiary to use, license or distribute any Company IP. The Company and each Subsidiary has complied with all of the terms and conditions of each applicable Open Source License, including all requirements pertaining to attribution and copyright notices. No Software authored by or for the Company or any Subsidiary is subject to or has been licensed or made available under the terms of any Open Source License or contributed to any open source project.

(n) Confidential Information. The Company and each Subsidiary has taken reasonable steps to protect its Confidential Information, and to the Company’s Knowledge, there has been no loss of or unauthorized access to or disclosure of any Confidential Information.

(o) Standards Organizations. Neither the Company nor any Subsidiary is currently or has been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company IPR.

(p) Company Source Code.

(i) Neither the Company nor any Subsidiary, nor any other Person acting on any of their behalves, has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or

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license to any Person, or deposited or agreed to deposit with any escrow agent or other Person, any Company Source Code, other than disclosures to Employees bound by Proprietary Information Agreements or to a third party conducting a scan of the Company Source Code on behalf of Acquiror in connection with the negotiation of this Agreement (the “Scan”). No Person other than an Employee bound by a Proprietary Information Agreement has accessed or obtained any Company Source Code No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) would reasonably be expected to result in the disclosure or delivery of any Company Source Code to any Person (including escrow agents) other than an Employee bound by a Proprietary Information Agreement.

(ii) Except for the Open Source Software set forth in Section 3.12(m)(i) of the Disclosure Schedule, all of the software (including all Source Code thereof) that is incorporated into or comprises any portion of any Company Product constitutes Company IP.

(q) Private Data.

(i) The Company, each Subsidiary, the Company Products (and any prior products or services of the Company or any Subsidiary), and to the Knowledge of the Company, all third parties performing services for the Company or any Subsidiary (in the case of such third parties, to the extent relating to the performance of services for the Company involving the processing of Private Data for the Company or any Subsidiary) comply, and at all times have complied, in all material respects, with all applicable Privacy Laws, including those relating to (x) the privacy of users of Internet websites and mobile applications owned, maintained, or operated by the Company or any Subsidiary (the “Company Sites”) and Company Products; (y) the creation, collection, use, storage, retention, hosting, disclosure, security, transmission, interception, transfer, disposal and any other processing of any Private Data by or for the Company or any Subsidiary; and (z) the obligation to comply with requests from individuals to exercise their rights under Privacy Laws (such as rights to access, rectify, or delete their Personal Data, or to restrict processing of or object to processing of Personal Data, or to data portability).

(ii) All Company Privacy Policies have been Made Available. The execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation of any Privacy Law or any Company Privacy Policy. Section 3.12(q)(ii) of the Disclosure Schedule accurately identifies (and the Company has Made Available a true, correct, and complete copy of) each letter or other written or electronic communication or correspondence that has been received by the Company, any of its Subsidiaries, or any of their respective Representatives regarding any actual, alleged or suspected violation of any Privacy Law by (x) the Company or any of its Subsidiaries or any Person performing for the Company or any of its Subsidiaries, or (y) any of their respective Representatives or customers, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence. To the Knowledge of the Company, there is no, and has been no, complaint to, or any audit, proceeding, investigation (formal or informal) or Action, in each case, against the Company, any of its Subsidiaries, any of their respective customers (in the case of customers, to the extent relating to any Company Product or Company Site, any prior product or service of the Company or any of its Subsidiaries, or the practices of the Company or any of its Subsidiaries), or any Representative or independent contractor of the Company or any of its Subsidiaries, by any private party, the Federal Trade Commission, any data protection authority or any other Governmental Entity relating to an actual or potential violation of Privacy Law, with respect to (i) the creation, collection, storage, hosting, use, disclosure, transmission, transfer, disposal, security, possession, interception, or other processing of any Private Data by or for the Company or any of its Subsidiaries or (ii) the security, confidentiality, availability, or integrity of any Systems or of any Private Data or Confidential Information used, processed, or maintained by or for the Company or any of its Subsidiaries.

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(r) Systems. The Systems currently used by the Company and its Subsidiaries are reasonably sufficient for the existing needs of the Company and its Subsidiaries, including as to capacity, scalability and ability to process current peak volumes in a timely manner. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the current operation of the Company and its Subsidiaries.

(s) Security Measures. The Company and each Subsidiary has at all times implemented, maintained, and monitored reasonable and appropriate plans, policies, safeguards, and measures (including with respect to technical, administrative, and physical security, and with respect to disaster recovery and business continuity) designed to protect the confidentiality, availability, security, and integrity of all Systems and all Private Data and Confidential Information used, handled, transmitted, stored, or otherwise processed by or for the Company or any Subsidiary. Such measures, plans, policies, safeguards, and measures comply, and at all times have complied, in all material respects with applicable Privacy Laws, Company Privacy Policies, and contractual obligations of the Company or any Subsidiary. The Company’s and each Subsidiary’s information security practices and policies comply, and at all times have complied, in all material respects with all Privacy Laws and Company Privacy Policies. There have been no material intrusions or breaches of security of any Systems, nor any material breaches with respect to, or resulting in or leading to any accidental or unlawful loss or destruction, alteration, or unauthorized disclosure or acquisition of or access to, any Private Data used, handled, transmitted, stored, or otherwise processed by or for the Company or any Subsidiary (including, for clarity, Private Data used, handled, transmitted, stored, or otherwise processed by the Company Products or any prior products or services of the Company or any Subsidiary), including any breaches, intrusions, or incidents that have required or would require notification to any affected Person or Governmental Entity under Privacy Laws or any contractual obligation of the Company or any Subsidiary.

3.13 Material Contracts.

(a) Section 3.13(a) of the Disclosure Schedule identifies, as of the Agreement Date, in each subpart that corresponds to the subsection listed below, any Contract to which the Company or any Subsidiary is a party:

(i) that is with a Top Supplier or Top Customer;

(ii) pursuant to which the Company or any Subsidiary has been appointed a partner, reseller, distributor, referral agent, OEM or independent software vendor of any products or services of any other Person;

(iii) pursuant to which the Company or any Subsidiary has appointed another party as a partner, reseller, distributor, OEM or independent software vendor of any Company Product;

(iv) pursuant to which the Company or any Subsidiary is bound to or has committed to provide any Company Product or Company IP to any third party on a most favored nation basis or similar terms;

(v) pursuant to which the Company or any Subsidiary is bound to, or has committed to provide or license, any Company Product or Company IP to any third party on an exclusive basis or to acquire or license any product or service on an exclusive basis from a third party;

(vi) imposing or purporting to impose any restriction or limit on the right or ability or freedom of the Company or any Subsidiary (or that would impose or purport to impose any restriction

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or limit the right or ability or freedom of Acquiror or any of its Affiliates after the Merger): (A) to engage in any business practices or other activities in any material manner, or (B) to compete with any other Person or to engage in any line of business, market or geographic area, or to sell, license, manufacture or otherwise distribute any of its technology or products, or from providing services, to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market in any material manner;

(vii) any data processing agreement, business associate agreement, or other Contract relating primarily to privacy, data protection, or data security obligations, in connection with the creation, collection, use, disclosure, storage, access or other processing of Private Data, but not including confidentiality or nondisclosure agreements or any Contract that is the primary agreement governing the purchase or sale of a Company Product or other good or service;

(viii) set forth or required to be set forth in Sections 3.12(a)(iii), 3.12(a)(iv) or Section 3.12(f) of the Disclosure Schedule;

(ix) providing for the development of any Technology, independently or jointly, by the Company or any Subsidiary for any other Person;

(x) relating to the development of any Technology for the Company or any Subsidiary, or the provision of consulting, development, sales or any other similar services to the Company or any Subsidiary, in each case, by any other Person, but other than agreements in the form of the applicable Proprietary Information Agreement without material modifications;

(xi) relating to the escrow of any Company Source Code;

(xii) relating to (A) any facility or cloud-based computing service where the computer, network, telephony, or other equipment used to operate or provide Company Products is located or (B) the lease, license or rental of any such network, telephony, equipment or cloud-based computing service (or the provision of related services) to the Company or any of its Subsidiaries;

(xiii) relates to the purchase, lease, license or rental of equipment in excess of $15,000 on a one-time or annual basis;

(xiv) that is a collectively bargained agreement or other Contract or arrangement (each a “Labor Agreement”) with any union, works council, trade union, employee representatives, personnel delegates or similar labor relations entity, labor organization or group of employees (each, a “Labor Entity”);

(xv) any employment or services agreement, offer letter, or similar Contract that sets forth the terms and conditions of employment or service with any Employee, that cannot be terminated within sixty (60) days after the delivery of a termination notice by the Company or any Subsidiary without payment or other liability;

(xvi) that grants any retention, change of control, severance or termination pay or benefits (in cash, Company Securities, or otherwise) to any Employee;

(xvii) that is an agreement with any current contractor, developer, consultant, or advisor of the Company or any of its Subsidiaries, other than agreements in the form of the applicable Proprietary Information Agreement without material modification;

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(xviii) that is a Lease Agreement;

(xix) relating to capital expenditures and involving future payments in excess of $25,000 individually or $100,000 in the aggregate;

(xx) relating to the settlement or other resolution of any Action;

(xxi) relating to any past, present, or future disposition or acquisition of (A) any material assets outside of the ordinary course of business or (B) any material interest (Equity Interest or otherwise) in any Person or other business enterprise;

(xxii) relating to any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Lien (other than Permitted Liens) with respect to any asset of the Company or any Subsidiary;

(xxiii) involving or incorporating any guaranty, pledge, performance or completion bond, indemnity or surety arrangement;

(xxiv) creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(xxv) relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Interested Party;

(xxvi) that is with a Governmental Entity (other than or Contracts with any business, entity, or enterprise owned or controlled by any of the Persons listed in subsections (a)—(e) of the definition of Governmental Entity), or constitutes or relates to any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest (each a “Government Contract”), or (B) quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity by the Company or any of its Subsidiaries (each, a “Bid”);

(xxvii) that is a hedging, futures, options or other derivative Contract;

(xxviii) that is with any investment banker, broker, financial advisor or similar party, or accountant, legal counsel or other Person retained by the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby;

(xxix) pursuant to which the Company and its Subsidiaries, individually or as a group, has made aggregate expenditures or payments, or received aggregate payments, in excess of $200,000 in the past twelve (12) months, other than any Contract referenced in the foregoing clauses (i) through (xxviii) of this Section 3.13(a); and

(xxx) that otherwise contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $200,000 in the aggregate over the next twelve months, or (B) the performance of services having a value in excess of $200,000 in the aggregate over the next twelve months, in each case, other than the Contracts referenced in the foregoing clauses (i) through (xxix) of this Section 3.13(a).

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(b) Each Contract (x) set forth in Section 3.13(a) of the Disclosure Schedule, (y) required to be set forth in Section 3.13(a) of the Disclosure Schedule (or that would have been required to be set forth in the Section 3.13(a) of Disclosure Schedule had such Contract been entered into prior to the Agreement Date) in order to make the applicable representation or warranty true, correct, and complete, or (z) that is an Outbound License in the form of or derived from any Contracts substantially in the form of the applicable customer or end user Contracts for Company Product(s) (including reseller agreements) is referred to herein as a “Material Contract”. The Company has Made Available true, correct and complete copies of all Material Contracts, including all amendments thereto. All Material Contracts are in writing. Each Material Contract is valid and in full force and effect and is enforceable by the Company (or its Subsidiary, as applicable) in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and rules of law governing specific performance, injunctive relief and other equitable remedies. Neither the Company nor any Subsidiary has materially violated or breached, or committed any material default under, any Material Contract and, to the Company’s Knowledge, no other Person that is party to a Material Contract has materially violated or breached, or committed any material default under, such Material Contract. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or could reasonably be expected to: (i) result in a material violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any material remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or materially modify any Material Contract; provided, that in respect of each of (i)—(iv), the foregoing excludes Contracts substantially in the form of the applicable customer or end user Contracts for Company Product(s) (including reseller agreements) that absent Section 3.13(b)(z) would not otherwise constitute Material Contracts. Neither the Company nor any Subsidiary has received any written (or, to the Knowledge of the Company, other) notice regarding any actual or alleged violation or breach of, or default under, any Material Contract. Neither the Company nor any Subsidiary has waived any material rights under any Material Contract. The Company and each Subsidiary has materially fulfilled all obligations required to have been performed by them pursuant to each Material Contract. No Person has threatened in writing (or, to the Knowledge of the Company, otherwise) to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract). As of the Agreement Date, neither the Company nor any Subsidiary is involved in any renegotiation of any amount paid or payable to the Company or any Subsidiary under any Material Contract or any other material term or provision of any Material Contract (except, in each case, for Contracts substantially in the form of the applicable customer or end user Contracts for Company Product(s) (including reseller agreements) that absent Section 3.13(b)(z) would not otherwise constitute Material Contracts). No Person is disputing any amount paid or payable to the Company or any Subsidiary under any Material Contract or any other material term or provision of any Material Contract.

3.14 Employee Benefit Plans.

(a) Schedule. Section 3.14(a) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan (other than (i) offer letters that provide for at-will employment and do not contain any severance, change in control, retention bonus, or vesting acceleration provisions and stock option agreements that do not contain any vesting acceleration provisions, in each case, in substantially the form Made Available to Acquiror), including a separate designation for each International Employee Plan. Neither Company nor any ERISA Affiliate has made any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by Law or to conform any such Company Employee Plan to the requirements of any Law), or to enter into any Company Employee Plan.

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(b) Documents. The Company and each of its ERISA Affiliates has Made Available, to the extent applicable: (i) correct and complete copies of all documents embodying the terms and conditions of each Company Employee Plan including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of all modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all material written communications to Employees relating to any Company Employee Plan regarding amendments, terminations, establishments, increases or decreases in benefits or vesting or other events that would result in any liability to the Company, (vii) all correspondence to or from any governmental agency relating to any Company Employee Plan, (vii) all model COBRA forms and related notices, if maintained by the Company for the prior two (2) years, (viii) all outstanding policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (ix) all discrimination tests for each Company Employee Plan for the three most recent plan years, and (x) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Employee Plan. No promises or commitments have been made to amend any Company Employee Plan or to provide increased or improved benefits thereunder or accelerate vesting or funding thereunder. No verbal promises or representations have been made to any Employees to increase their compensation or to continue their employment for any specific duration.

(c) Employee Plan Compliance. Each Company Employee Plan has been maintained, in all material respects, in compliance with its terms and all applicable Laws (including ERISA and the Code and the regulations promulgated thereunder). Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either (A) applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination or (B) adopted a volume submitter or master and prototype plan as to which the adopter is entitled to rely on the advisory or opinion letter issued by the IRS with respect to the qualified status of such plan under Section 401 of the Code to the extent provided in Revenue Procedure 2011-49, and no amendment has been made nor has any event occurred that could reasonably be expected to adversely affect such qualification, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no Actions pending or reasonably threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability as a result of such amendment termination or discontinuance to Acquiror, the Company or any ERISA Affiliate (other than ordinary administration expenses and benefits accrued through the date of amendment, termination or discontinuance). There are no Actions pending or threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. None of the Company nor any ERISA Affiliate is subject to any

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penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each of its ERISA Affiliates have timely made all contributions and other payments (including, but not limited to, insurance premiums) required by and due under the terms of each Company Employee Plan.

(d) Bonus Plan Compliance. The Company and its Subsidiaries are in compliance, in all respects, with its bonus, commission and other compensation plans and has paid all amounts required to be paid under such plans. As of the Balance Sheet Date, all bonuses and commissions (or a pro rata portion thereof) required to be made to or with respect to any bonus, commission or other compensation plan by the terms of such plan, Law, any contractual undertaking or otherwise have been paid in full or, to the extent not required to be made or paid on or before the Closing Date, are reflected on the Financials.

(e) No Pension Plan. None of the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f) No Self-Insured Plan. None of the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(g) Multiemployer and Multiple-Employer Plan, Funded Welfare Plans and MEWAs. At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code, a “funded welfare plan” within the meaning of Section 419 of the Code, or a Multiple Employer Welfare Arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(h) International Employee Plan. Each International Employee Plan has been established, maintained and administered in all material respects in compliance with its terms and conditions and with the requirements prescribed by applicable Laws. Furthermore, no International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by applicable Law, and no condition exists that would prevent the Company or Acquiror from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits). To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Entities so as to enable: (i) the Company and its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply. Except as required by applicable Laws, no condition or term under any relevant Company Employee Plan exists which would reasonably be expected to prevent the Surviving Corporation or Acquiror from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or any of its Subsidiaries, the Surviving Corporation or Acquiror (other than ordinary administration expenses or routine claims for benefits).

(i) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment life insurance, health

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or other employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute or law (including similar state Law), and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by COBRA (or similar state Law).

(j) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will (i) result in any payment (including severance, golden parachute, bonus or otherwise) under any Company Employee Plan becoming due to any Employee, (ii) result in any forgiveness of indebtedness, (iii) increase any benefits otherwise payable by the Company or any Subsidiary under any Company Employee Plan, (iv) result in the acceleration of the time of payment or vesting of any such benefits under any Company Employee Plan except as required under Section 411(d)(3) of the Code or (v) increase the cost to the Company or any Subsidiary or impose a loss to any Employee under any Company Employee Plan (including but not limited to as a result of the termination of any Company Employee Plan following the Closing).

(k) Health Care Compliance. Neither the Company nor any ERISA Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of the FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women’s Health and Cancer Rights Act of 1998, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010, or any amendment to each such act, or any similar provisions of state Law.

(l) Past Acquisitions. Neither the Company nor any ERISA Affiliate is currently obligated to provide an Employee with any compensation or benefits pursuant to an agreement (e.g., an acquisition agreement) with a former employer of such Employee.

3.15 Employment Matters.

(a) The Company has Made Available an accurate and complete table entitled “Schedule 3.15(a)” setting forth (i) the name, (ii) hiring date, (iii) title, (iv) status (full-time or part-time employee status), (v) work location, (vi) basis for work authorization (citizenship or immigration status, including visa information, if applicable), (vii) supervisor, (viii) annual salary or applicable base wages, (ix) exemption status, (x) any commission and bonus opportunities (target, maximum and any amounts paid in respect of the current and immediately preceding calendar years), (xi) any contractual or statutory severance obligations, (xii) any leave status and applicable return to work date, and (xiii) accrued but unpaid vacation or other applicable paid time off balances, of each current employee of the Company and each of its Subsidiaries as of the Agreement Date. To the Knowledge of the Company, no current employee of the Company or any of its Subsidiaries intends to terminate his or her employment for any reason, other than in accordance with any employment arrangements as may be provided for in this Agreement.

(b) The Company has Made Available (x) an accurate and complete table entitled “Schedule 3.15(b)” of all Persons that have a current contracting, consulting, advisory, or similar relationship with the Company or any Subsidiary (including, for the avoidance of doubt, any workers leased, seconded, or outsourced from another entity) including (i) the name of such service provider, (ii) termination date

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(if any), (iii) a description of services, (iv) the affiliated third-party entity (if applicable), (v) any pay arrangement or other compensation for services, (vi) any prior dates of service (if applicable), and (vii) the location of services, and (y) an accurate and complete copy of each Contract with each such Person under which the Company or any of its Subsidiaries has any ongoing obligation or Liability.

(c) Compliance with Employment Laws. The Company and each of its Subsidiaries is in compliance, in all material respects, with all Laws and any applicable Labor Agreement respecting employment, employment practices, terms and conditions of employment, collective bargaining, worker classification (including the proper classification of workers as independent contractors or consultants), Tax declaration and withholding, withholding and payment, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, leave of absence, affirmative action, disability rights or benefits, employee privacy, immigration and immigration status, occupational safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, compensation, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no Actions pending or threatened against the Company, any ERISA Affiliate, or any of their Employees relating to any Employee, employee Contract or Company Employee Plan. There are no pending or threatened Actions against Company, any ERISA Affiliate, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither the Company nor any ERISA Affiliate is party to a conciliation agreement, consent decree or other Contract or Order with any federal, state, or local agency or Governmental Entity with respect to employment practices. The services provided by each of the Company’s and their ERISA Affiliates’ Employees are terminable at the will of the Company and its ERISA Affiliates and any such termination would result in no liability to the Company or any ERISA Affiliate (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the Effective Time). Neither the Company nor any Subsidiary has employed or engaged any Employee whose employment or engagement would require, to the Knowledge of the Company, special licenses or permits. Section 3.15(a) of the Disclosure Schedule lists all liabilities of the Company to any Employee, that result from the termination by the Company, Acquiror or any Subsidiary of such Employee’s employment or provision of services, other than those disclosed in Section 3.14(j). Neither the Company nor any ERISA Affiliate has direct or indirect material liability with respect to (x) any misclassification of any Employee currently or formerly as an independent contractor, consultant, advisor, or similar service provider rather than as an employee, (y) any Employee leased from another employer, or (z) any misclassification of any Employee currently or formerly classified as exempt from overtime wages. To the Knowledge of the Company, neither the Company nor its Subsidiaries have engaged any consultants, sub-contractors or freelancers who, according to Laws, would be entitled to the rights of an employee vis-à-vis the Company or its Subsidiaries, including rights to severance pay, vacation, and other employee-related statutory benefits. Neither the Company nor any Subsidiary are delinquent in payment to any Employees for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such Employees or in payments owned upon any termination of such person’s employment or service. The Company has Made Available accurate and complete copies of all employee manuals and handbooks, codes of conduct, policy statements and other material documents in effect as of the date hereof relating to the employment of the employees

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of the Company or any of its Subsidiaries. There are no Actions or other matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company in any forum by or on behalf of any Employee, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its employees in connection with the employment relationship.

(d) Labor. No strike, labor dispute, concerted refusal to work overtime, or work stoppage or labor strike against the Company or any Subsidiary is pending threatened, or reasonably anticipated. The Company has no Knowledge of any activities or proceedings of any Labor Entity to organize any Employees. There are no Actions, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices. Neither the Company nor any Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Law. Neither the Company nor any Subsidiary is presently, nor has it been in the past, a party to, or bound by, any Labor Agreement with respect to Employees and no such agreement is being negotiated by the Company or any Subsidiary.

(e) Relocation. No agreement, commitment, or obligation restricts the Company or any of its Subsidiaries from relocating, closing, or terminating any of their operations or facilities or any portion thereof, and no Action or occurrence is threatened or contemplated by any Person to prevent any such relocation, closing or termination.

(f) Workers’ Compensation. There are no pending or threatened or reasonably anticipated Actions against the Company or any of its Subsidiaries under any workers’ compensation policy or long-term disability policy. The Company and its Subsidiaries has maintained workers’ compensation insurance at all times required by Law.

(g) WARN Act. The Company and its Subsidiaries have not taken any action that would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state, local or foreign Law (“WARN”), issued any notification of a plant closing or mass layoff required by the WARN, or incurred any liability or obligation under WARN that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under WARN.

(h) No Interference or Conflict. No current Employee is obligated under any Contract, subject to any Order of any Governmental Entity that would interfere with such Person’s efforts to promote the interests of the Company or any Subsidiary or that would interfere with the business of the Company or its Subsidiaries. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as presently conducted or proposed to be conducted nor any activity of such Employees in connection with the carrying on of the Company’s business or any Subsidiary’s businesses as presently conducted or currently proposed to be conducted will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract under which any of such officers, directors, Employees, or consultants is now bound. To the Knowledge of the Company, no Employee is in violation of, or has been alleged to be in violation of, any material term of any employment contract, non-disclosure, non-competition, non-solicitation or confidentiality agreement or consulting or independent contractor agreement with the Company or any third party as a result of such person’s employment with the Company and activities associated therewith.

3.16 Governmental Authorizations. Each consent, license, permit, franchise, grant or other authorization or approval (a) pursuant to which the Company or any Subsidiary operates or holds any

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interest in any of their respective properties, or (b) which has been or is required for the operation of the Company’s or any Subsidiary’s business as currently conducted (collectively, “Company Authorizations”) has been issued or granted to the Company or any Subsidiary, as the case may be. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and its Subsidiaries to operate or conduct their respective businesses as currently conducted or hold any interest in their respective properties or assets as currently held and none of the Company Authorizations is subject to any term, provision, condition or limitation which may terminate such Company Authorizations by virtue of the completion of the Merger. The Company has been and is in compliance in all material respects with the terms and conditions of the Company Authorizations. The Company has not received any written (or to the Knowledge of the Company other) notice of any breach, violation, or default under or with respect to any Company Authorization.

3.17 Litigation. There is no (a) Action of any nature pending or, to the Company’s Knowledge, threatened against the Company, any Subsidiary, their respective properties and assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such), (b) governmental inquiry or investigation pending or, to the Company’s Knowledge, threatened against the Company, any Subsidiary, their respective properties and assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such) (including any inquiry as to the qualification of the Company or any of its Subsidiaries to hold or receive any license or permit), or (c) to the Company’s Knowledge, any Actions pending or, to the Company’s Knowledge, threatened against any Interested Party in connection with the business of the Company or any of its Subsidiaries. No Governmental Entity has in the past three years formally challenged or overtly questioned the legal right of the Company or any Subsidiary to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted. As of the date hereof, there is no Action of any nature pending or, to the Company’s Knowledge, threatened against any Person who has a contractual right or a right pursuant to Law to indemnification from the Company or its Subsidiaries related to facts and circumstances existing prior to the Effective Time.

3.18 Insurance. Section 3.18 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company or any ERISA Affiliate, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any ERISA Affiliate pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. In addition, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been timely paid (or if installment payments are due, will be timely paid if incurred prior to the Closing Date), and the Company and its ERISA Affiliates are otherwise in compliance in all material respects with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies and bonds (or other policies and bonds providing substantially similar coverage) are in full force and effect. To the Knowledge of the Company, there has been no threatened, termination of, or premium increase with respect to, any of such policies. None of the Company or any of its Affiliates has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

3.19 Compliance with Laws.

(a) General. The Company and each Subsidiary has at all times in the past six (6) years complied with and is currently in compliance, in all material respects, with any Law to which the Company, its Subsidiaries, or any of the properties, assets or business activities of the Company or any of its Subsidiaries are subject. Neither the Company nor any Subsidiary has received any written

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(or, to the Knowledge of the Company, other) notice of any actual or potential noncompliance with any Law.

(b) Export Control and Trade Sanctions Laws. The Company and each Subsidiary has at all times in the last six (6) years conducted its export, re-export and in-country transactions in accordance with all applicable import/export and trade sanctions Laws in all material respects, including those under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120- 130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and all comparable applicable export and import Laws outside the United States for each country where the Company and each Subsidiary conducts business (collectively, “Trade Laws”). Without limiting the foregoing, except as would not be material to the operation of the business as a whole, (i) the Company and each of its Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import, re-export and transfer of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals; (iii) the Company and each Subsidiary has never, directly or indirectly, sold, exported, re-exported, transferred or provided any products, software, services or technology to any destination, entity, or person in Cuba, Iran, North Korea, Sudan, Syria, or the Crimea Region of the Ukraine or Restricted Person, (iv) there are no pending or threatened Actions against the Company or any Subsidiary with respect to such Export Approvals or Trade Laws, (v) no Export Approvals for the transfer of export licenses to Acquiror or the Surviving Corporation are required, or if required, such Export Approvals can be obtained expeditiously without cost; (vi) Section 3.19(b) of the Disclosure Schedule sets forth the true, correct and complete export control classifications applicable to the Company’s and each Subsidiary’s products, services, software and technologies and the locations (city and country) where the Company or its Subsidiaries hosts its software as a service and or maintains a the software as a service; (vii) none of the Company or any Subsidiary is a Restricted Person and no Person affiliated with the Company or any Subsidiary, including its Employees, is a Restricted Person; and (viii) none of the Company or any Subsidiary, any current Employee, or, to the Knowledge of the Company, any other Person affiliated with the Company or any Subsidiary has any presence, directly or indirectly, in a country subject to comprehensive sanctions under the Trade Laws.

(i) Anti-Corruption Laws. Each of the Company and its Subsidiaries has at all times been, and is currently, fully in compliance with all applicable Anti-Corruption Laws. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any of its and their respective Representatives (to the extent acting on their behalf) has, directly or indirectly: (i) used any funds for unlawful contributions, gifts, services of value, entertainment or other unlawful expenses; made, offered, authorized, or promised to make any unlawful payment or provided, offered, authorized, or promised to provide anything of value to any Person including but not limited to any Governmental Official, or made or promised to make any contribution, bribe, improper rebate, gift, payoff, influence payment, kickback or other similar unlawful payment or other advantage, or taken any action which would cause it to be in violation of any applicable Anti-Corruption Laws; (ii) requested or agreed to receive or accepted any unlawful contributions, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, improper rebate, gift, payoff, influence payment, kickback or other similar unlawful payment, or similar incentive which would cause it to be in violation of any Anti-Corruption Laws; (iii) offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, including any

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Governmental Official, or to any Person acting in an official capacity for or on behalf of any Governmental Entity, for purposes of (A) influencing any act or decision of any Person, or such Governmental Official in his or her official capacity, or (B) inducing any Person or such Governmental Official to do or omit to do any act in violation of the lawful duty of such Person or Governmental Official, or (C) inducing such Person or Governmental Official to use his or her influence improperly including with a Governmental Entity to affect or influence any act or decision of such Governmental Entity in order to obtain, retain or direct or assist in obtaining, retaining or directing business to the Company. No Employee or owner of the Company, or any Affiliate thereof, is currently a Governmental Official. There are no pending or threatened Actions against, or settlements involving, the Company or any of its Subsidiaries or, to the Knowledge of the Company, its or their respective Representatives with respect to any Anti-Corruption Laws, nor is there any basis therefor. None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its or their Representatives acting on their behalf has ever received an allegation, whistleblower complaint or conducted any investigation, or been accused of, investigated, or prosecuted by any Governmental Entity, regarding noncompliance with any Anti-Corruption Law. The Company has established and maintains a compliance program and reasonable internal controls and procedures to ensure that the Company and its Subsidiaries and its and their respective Representatives (to the extent acting on their behalf) does not violate any Anti-Corruption Law.

(c) Environmental Laws. Except as would not be material, the Company and each Subsidiary has complied with, and is not in violation of, any Environmental Law, which compliance has included obtaining and maintaining all Company Authorizations required pursuant to Environmental Law. Neither the Company nor any Subsidiary has received any written (or, to the Knowledge of the Company, other) notices of suspected, potential or actual violation or liability with respect to any Environmental Law. To its the Company’s Knowledge, except as would not be material, no Hazardous Materials are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any Subsidiary has at any time owned, operated, occupied or leased. Neither the Company nor any Subsidiary has transported or arranged for the transportation of, stored or arranged for the storage of, used, manufactured, disposed of or arranged for the disposal of, released or exposed their Employees or any other person to any Hazardous Materials in violation of any Law or in a manner that could result in liability to the Company or any Subsidiary, nor has the Company or any Subsidiary disposed of or arranged for the disposal of, transported or arranged for the transportation of, stored or arranged for the storage of, sold, or manufactured any product containing a Hazardous Material in violation of any Environmental Law or other applicable Law or treaty. Neither the Company nor any Subsidiary has assumed or provided an indemnity with respect to the liability of any other Person arising under Environmental Law. The Company has Made Available to Acquiror all environmental site assessments, audits, and other similar documents in its possession or control relating to compliance with Environmental Laws or the environmental condition of any real property currently or formerly owned, leased or operated by the Company or any Subsidiary.

3.20 Government Contracts.

(a) To the Company’s Knowledge, each Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect in accordance with its terms. None of the Company or any of its Subsidiaries has received written (or, to the Knowledge of the Company, other) notice (i) that any Government Contract is the subject of bid or award protest proceedings or similar Actions, and, to the Company’s Knowledge, no such Government Contract is reasonably likely to become the subject of bid or award protest proceedings or similar Actions, (ii) of termination, “show cause” or cure notice pertaining to any Government Contract. The Company and each of its

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Subsidiaries has complied in all material respects with the terms and conditions of each Government Contract, and none of the Company nor any of its Subsidiaries is currently conducting any internal audit or similar undertaking with respect to any violation of any Government Contract. None of the Company nor any of its Subsidiaries has made a written voluntary disclosure to any Governmental Entity with respect to any suspected, alleged or possible breach, violation, irregularity mischarging, misstatement or other similar act or omission arising under or relating to any Government Contract. There are no outstanding disputes or other Actions between the Company or any of its Subsidiaries and a Governmental Entity arising under or related to a Government Contract. To the Company’s Knowledge, no reasonable basis exists to give rise to a material claim by a Governmental Entity for fraud (as such concept is defined under the state or federal Laws of the United States) in connection with any Government Contract.

(b) No Governmental Entity or any prime contractor, subcontractor or other Person or entity has provided written (or, to the Knowledge of the Company, other) notice to the Company or any of its Subsidiaries, that the Company or any of its Subsidiaries has, or may have, breached or violated in any material respect any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract. To the Company’s Knowledge, all facts set forth in or acknowledged by any representations, claims or certifications submitted by or on behalf of the Company or any of its Subsidiaries in connection with any Government Contract or Bid were current, accurate and complete in all material respects as of their respective effective dates.

(c) Neither the Company nor any of its Subsidiaries was awarded an existing Government Contract based on its status as a Small Business Concern, a Small Disadvantaged Business, an 8(a) Concern, a Service-Disabled Veteran-Owned Small Business Concern, a Veteran-Owned Small Business Concern, a Historically Underutilized Business Zone Small Business Concern, a Woman-Owned Small Business Concern, a “protégé” under a mentor-protégé agreement or program, or any other preferential status (collectively, a “Preferred Bidder Status”).

(d) To the Company’s Knowledge, none of the Company’s or any of its Subsidiaries’ (i) expected or forecasted sales volume or orders (on a consolidated basis) related to a Government Contract could reasonably be expected to be lost (including without limitation non-exercise of options) as a result of the entry into this Agreement or the consummation of the transactions contemplated hereby, or (ii) customer relationships with any Governmental Entity could reasonably be expected to be materially adversely affected, due to the entry into this Agreement or the consummation of the transactions contemplated hereby, or any loss of any Preferred Bidder Status; provided, however, for the avoidance of doubt, by making this representation, the Company is not providing a guaranty that the Company will achieve any specific revenue amounts following the Closing.

(e) No cost in excess of $10,000 incurred by or on behalf of the Company or any of its Subsidiaries pertaining to a Government Contract has been questioned in writing by any Governmental Entity, is the subject of any audit or similar Action (other than routine audits and similar routine inquiries) or, to the Company’s Knowledge, is under investigation or has been disallowed by any Governmental Entity. No payment in excess of $10,000 due to the Company or any of its Subsidiaries pertaining to any Government Contract has been withheld or set off, and the Company and its Subsidiaries are entitled to all progress or other payments received to date with respect thereto.

(f) To the Company’s Knowledge, with respect to any ongoing Government Contract or completed Government Contract under which final payment was received by the Company or any of its Subsidiaries within three years prior to the date hereof, the Company and its Subsidiaries do not have credible evidence that a Principal, Employee, Agent or Subcontractor (as such terms are defined by

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Federal Acquisition Regulation (FAR) 52.203-13(a) or 52.223-6(a), as applicable) of the Company or any of its Subsidiaries has committed a violation of United States federal criminal Laws involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act and the Company and its Subsidiaries have not conducted and are not presently conducting an investigation to determine whether credible evidence exists that a Principal, Employee, Agent or Subcontractor (as such terms are defined by FAR 52.203-13(a) or 52.223-6(a), as applicable) of the Company or any of its Subsidiaries has committed a violation of United States federal criminal Laws involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act.

(g) To the Company’s Knowledge, with respect to any ongoing Government Contract or completed Government Contract under which final payment was received by the Company or any of its Subsidiaries within three (3) years prior to the Agreement Date, the Company and its Subsidiaries do not have credible evidence of any significant overpayment(s) on such Government Contract, other than overpayments resulting from a contract financing payment as defined in FAR 32.001, and the Company and its Subsidiaries have not conducted and are not presently conducting an investigation to determine whether credible evidence exists of any significant overpayment(s) on such Government Contract, other than overpayments resulting from a contract financing payment as defined in FAR 32.001.

(h) None of the Company and its Subsidiaries, nor, to the Company’s Knowledge, any of its Employees, or Principals (as such term is defined by FAR 52.203-13(a)) is (or since the formation of the Company has been) are, nor any of them ever been, (i) suspended or debarred from doing business with a Governmental Entity, (ii) to the Company’s Knowledge, proposed for suspension or debarment by a Governmental Entity, (iii) the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity, (iv) under indictment with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract with a Governmental Entity, or (v) subject to, or have entered into, any consent order or administrative agreement relating directly or indirectly to any Government Contract with a Governmental Entity.

(i) All sales representatives who assist the Company and its Subsidiaries in soliciting or obtaining Government Contracts are bona fide employees or bona fide agencies as defined in FAR 52.203-5.

(j) To the Company’s Knowledge, all past performance evaluations received by the Company and its Subsidiaries in the past three (3) years from a Governmental Entity in relation to a Government Contract have been satisfactory or better.

(k) The Company and each of its Subsidiaries have the capacity, facilities and personnel necessary to deliver, in a timely fashion and in accordance with the Defense Priorities and Allocations System regulations, all outstanding defense rated orders received under a Government Contract.

(l) No personal property or equipment has been furnished to the Company or any of its Subsidiaries by a Governmental Entity in furtherance of the performance of a Government Contract.

(m) To the Company’s Knowledge, no Employee formerly employed by a Governmental Entity in the past three (3) years (a “Former Government Employee”) participated personally in any procurement decisions by such Governmental Entity, and the Company and its Subsidiaries, and all of the Former Government Employees are in compliance with all Laws regarding post-employment conflict of interest restrictions applicable to such Former Government Employees. No Governmental

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Entity or any prime contractor, subcontractor or other Person or entity has provided written (or, to the Knowledge of the Company, other) notice to the Company or any of its Subsidiaries, that the Company or any of its Subsidiaries has an actual, apparent or potential organizational conflict of interest as defined in FAR Subpart 9.5.

(n) Section 3.20(n) of the Disclosure Schedule sets forth a list of each Government Contract that requires access to classified information (“Classified Contracts”). All Forms DD-254 for such Classified Contracts have been provided to the Acquiror. The Company and each of its Subsidiaries has complied in all material respects with (i) all requirements relating to the safeguarding of, and access to, classified information under each Classified Contract, and (ii) any Law relating to the safeguarding of, and access to, classified information (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalent thereof, if any), and all material violations of the requirements and Laws referenced in the foregoing clause (i) and (ii) have been reported to the appropriate Governmental Entity and contracting parties as required by any Government Contracts or any Law.

(o) The Company and its Subsidiaries possess all facility security clearances required to perform the applicable Classified Contracts (“Facility Security Clearances”). Section 3.20(o) of the Disclosure Schedule sets forth an accurate and complete list of each Facility Security Clearance. Such clearances are (i) all of the Facility Security Clearances reasonably necessary to conduct the current business of the Company and its Subsidiaries, and (ii) valid and in full force and effect. No termination, denial of eligibility, notice of rescission, notice of wrongdoing, marginal or unsatisfactory or failed vulnerability assessment, notice of breach, cure notice or show cause notice from DSS or any other Governmental Entity has been issued and remains unresolved with respect to any of the Facility Security Clearances, and to the Company’s Knowledge, no event, condition or omission has occurred or exists that would constitute grounds for such action or notice.

(p) The appropriate Employees possess all United States Government security clearances required to perform the applicable Classified Contracts (“Security Clearances”). Section 3.20(p) of the Disclosure Schedule sets forth an accurate and complete list of each Security Clearance. To the Company’s Knowledge, the subcontractor(s) and independent contractor(s) of the Company and its Subsidiaries possess all necessary security clearances required to perform the applicable Classified Contracts. Such clearances are (i) all of the personal Security Clearances reasonably necessary to conduct the current business of the Company and its Subsidiaries and (ii) to the Company’s Knowledge, valid and in full force and effect. No termination, denial of eligibility, notice of rescission, notice of wrongdoing, notice of breach, cure notice or show cause notice from DSS or any other Governmental Entity has been issued to the Company, or to the Company’s Knowledge any Employee holding a personal Security Clearance, and remains unresolved with respect to any of the personal Security Clearances held by any current Employees to the extent held or required in connection with the conduct of the business of the Company and its Subsidiaries.

(q) The Company and its Subsidiaries and, to the Company’s Knowledge, each of the Employees who hold Security Clearances are in compliance with all applicable national security obligations, including those specified in the NISPOM, and any supplements, amendments or revised editions thereof. To the Company’s Knowledge, there has been no audit or similar Action relating to the Company’s or its Subsidiaries’ compliance with the requirements of the National Industrial Security Program that resulted in material adverse findings against the Company or its Subsidiaries.

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3.21 Top Customers and Suppliers.

(a) Section 3.21(a) of the Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top 20 customers, distributors, resellers or licensees of Company Products by aggregate revenue for calendar years 2018 and 2019 combined, sorted by and listing revenues generated in connection with such Persons for each of calendar years 2018, and 2019 to date (each such Person, a “Top Customer”). As of the date hereof, neither the Company nor its Subsidiaries have received written (or, to the Knowledge of the Company, other) notice that any Top Customer (i) intends to cancel, terminate, or otherwise materially and adversely modify its relationship with the Company or any Subsidiary (whether related to payment, price or otherwise) for any reason or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to purchase or pay for Company Products from the Company or any Subsidiary in quantities and manner consistent with past practice.

(b) Section 3.21(b) of the Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top 10 suppliers or vendors of the Company and its Subsidiaries, whether of products, services, Intellectual Property or Technology or otherwise by aggregate expenditure for calendar years 2018 and 2019 combined, sorted by and listing dollar volume of sales and purchases, respectively, for each of the calendar years 2018, and 2019 to date (each such Person, a “Top Supplier”). As of the date hereof, neither the Company nor its Subsidiaries have received written (or, to the Knowledge of the Company, other) notice that any Top Supplier (i) intends to cancel, terminate or otherwise materially and adversely modify its relationship with the Company or any Subsidiary (whether related to payment, price or otherwise) for any reason or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to supply or support products or services to or for the Company or any Subsidiary in quantities and manner consistent with past practice.

3.22 Interested Party Transactions.

(a) No officer, director or any other Stockholder or holder of any Equity Interest in any Subsidiary (nor, to the Knowledge of the Company, any immediate family member of any of such Persons, or any trust, partnership, corporation or other entity in which any of such Persons has or has had an interest) (each, an “Interested Party”), has or has had, directly or indirectly, any interest in any Person party to, or is a party to, any Material Contract, other than ordinary course Company Employee Plans that have been Made Available; provided, however, that ownership of no more than three percent (3%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 3.22(a). Notwithstanding the foregoing, without limiting the definition of “Interested Party” or the representations and warranties in Section 3.22(b), no disclosure will be required pursuant to this Section 3.22(a) with respect to any portfolio company of any venture capital or private equity investor in the Company so long as the transactions described in Section 3.22(b) between the Company or its Subsidiaries and such portfolio company have been on an arms’-length basis on terms no more favorable to the Company or such Subsidiary than would be available from an unaffiliated party.

(b) All Material Contracts and all transactions pursuant to which any Interested Party has purchased any services, products, technology or Intellectual Property Rights from, or sold or furnished any Technology or Intellectual Property Rights to, the Company or any Subsidiary have been on an arms-length basis on terms no less favorable to the Company or any Subsidiary than would be available from an unaffiliated party.

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(c) To the Knowledge of the Company, there are no Contracts with regard to contribution or indemnification between or among any of the Securityholders.

3.23 Books and Records. The minute books of the Company and each of its Subsidiaries, as of the Agreement Date, have been Made Available and have been maintained in accordance with sound and prudent business practice. The minutes of the Company and each of its Subsidiaries contain true, correct and complete records of all actions taken, and summaries of all meetings held, by the respective stockholders and the Board of Directors of the Company and each of its Subsidiaries (and any committees thereof) since the time of incorporation of the Company and each of its Subsidiaries, as the case may be. The Company and each of its Subsidiaries has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records (collectively, the “Books and Records”) that are true, correct and complete in all material respects and accurately and fairly reflect, in all material respects, the business activities of the Company and each of its Subsidiaries. At the Closing, the minute books and other Books and Records will be in the possession of the Company and its Subsidiaries.

3.24 Certain Third Party Expenses. Neither the Company nor any Subsidiary has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to financial advisory, investment banking or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Acquiror, the Surviving Corporation, or any of their respective subsidiaries incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.25 Banking Relationships. Section 3.25 of the Disclosure Schedule sets forth a complete and accurate list, as of the Agreement Date, of the name and location of each bank, brokerage or investment firm, savings and loan or similar financial institution in which the Company or any of its Subsidiaries has an account, safe deposit box or other arrangement, the account numbers, account balances of the most recent account statements, and the names of all Persons authorized to draw on or who have access to such accounts, safe deposit boxes or other arrangements. There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries.

3.26 Complete Copies of Materials. The Company has Made Available true, correct and complete copies of each Material Contract and all other Contracts, documents, and information set forth or referenced in the Disclosure Schedule or required to be set forth or referenced in the Disclosure Schedule to make any representation or warranty true, correct, and complete.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

Except as disclosed in the Acquiror SEC Documents that are publicly available (including exhibits and other information incorporated by reference therein), Each of Acquiror and Merger Sub hereby represents and warrants to the Company as follows:

4.1 Organization and Standing. Acquiror is a Dutch public limited company (naamloze vennootschap) duly organized and validly existing under Dutch Law. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

4.2 Authority and Enforceability.

(a) Each of Acquiror and Merger Sub has all requisite corporate or similar organizational power and authority to enter into this Agreement and any Related Agreements to which it is a party and

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to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery by each of Acquiror and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or similar organizational and other action on the part of Acquiror and Merger Sub, other than the adoption of this Agreement and approval of the Merger by a simple majority of the votes cast in a general meeting where at least one-third (1/3) the issued and outstanding shares of Acquiror are represented (the “Acquiror Requisite Shareholder Approval”).

(b) This Agreement and any Related Agreements to which Acquiror and Merger Sub are parties have been duly executed and delivered by Acquiror and Merger Sub and constitute the valid and binding obligations of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with their terms, subject to Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general.

4.3 Governmental Approvals. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Acquiror or Merger Sub is a party or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for (a) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws and state “blue sky” Laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the Antitrust Approval, (d) the CFIUS Approval, (e) the DSS Approval, and (f) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially impair Acquiror’s ability to consummate the Merger.

4.4 Share Capital. The authorized share capital of Acquiror amounts to €3,300,000, which is divided into 165,000,000 Acquiror Ordinary Shares and 165,000,000 Acquiror Preference Shares. As of April 30, 2019 (the “Acquiror Capitalization Date”), 73,675,083 Acquiror Ordinary Shares were outstanding and no Acquiror Preference Shares were outstanding. As of the Acquiror Capitalization Date, Acquiror had reserved for issuance under its Amended and Restated 2012 Stock Option Plan 33,256,028 Acquiror Ordinary Shares and there were outstanding under such plan Equity Interests to acquire 23,461,941 Acquiror Ordinary Shares.

4.5 Acquiror SEC Documents and Financial Statements.

(a) Since October 4, 2018, Acquiror has filed or furnished all forms, statements, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, documents and reports, the “Acquiror SEC Documents”). As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the requirements of the Securities Act and Exchange Act, as the case may be, and the rules and regulations promulgated thereunder applicable to such Acquiror SEC Documents, and none of the Acquiror SEC Documents, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed amendment to the Acquiror SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of Acquiror included in the Acquiror SEC Documents when filed complied in all material respects with the

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applicable accounting requirements and complied as to form with the other published rules and regulations of the SEC with respect thereto, in each case, in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Acquiror and its consolidated subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments, to any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments, to any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c) Acquiror is not a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Acquiror or any of its subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Acquiror in the Acquiror’s published financial statements or any Acquiror SEC Documents.

4.6 Operation of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.7 Valid Issuance. The Acquiror Ordinary Shares to be issued to Stockholders and Warrantholders in exchange for their shares of Company Capital Stock and Company Warrants, respectively, and to the Escrow Agent pursuant to the terms hereof, when issued as provided in this Agreement, and after delivery of the Exchange Documents and compliance with all applicable Dutch Laws, will be duly authorized and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under (a) this Agreement, the Escrow Agreement (in the case of Indemnity Escrow Shares), Acquiror’s articles of association and other organizational documents, as may be amended, or amended and restated, from time to time, and any applicable Joinder Agreement, or other Contract entered into by the party to whom such shares were issued, and (b) applicable securities and corporate Laws, including Dutch Law and U.S. state or federal Law.

ARTICLE V

CONDUCT OF COMPANY BUSINESS

5.1 Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), except to the extent that Acquiror shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed), the Company and its Subsidiaries shall conduct their businesses in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted, pay all Taxes of the Company and its Subsidiaries when due), pay or perform all other obligations of the Company and its Subsidiaries when due (including the timely withholding, collecting, remitting and payment of all Taxes required under Law), and, to the extent consistent with such business, preserve intact the present business organizations of the Company and its Subsidiaries, keep available the services of the present Employees, preserve the assets (including

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intangible assets) and properties of the Company and its Subsidiaries and preserve the relationships of the Company and its Subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and its Subsidiaries at the Effective Time.

5.2 Restrictions on Company Activities. During the Pre-Closing Period, except as expressly contemplated by this Agreement and except as expressly set forth in Section 5.2 of the Disclosure Schedule, none of the Company or any of its Subsidiaries shall, without the prior written consent of Acquiror (such consent not to be unreasonably withheld, conditioned, or delayed):

(a) cause or permit any modifications, amendments or changes to the Charter Documents or the organizational documents of any Subsidiary;

(b) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or the capital stock or other Equity Interest of any Subsidiary, or split, combine or reclassify any Company Capital Stock or the capital stock or other Equity Interest of any Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or the capital stock or other Equity Interest of any Subsidiary, or directly or indirectly repurchase, redeem or otherwise acquire any shares of Company Capital Stock or the capital stock or other Equity Interest of any Subsidiary (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Common Stock or the capital stock or other Equity Interest of any Subsidiary), except in accordance with the Contracts evidencing Company Options as of the Agreement Date;

(c) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock or equity-based awards (whether payable in cash, Company Securities or otherwise) or the capital stock or other Equity Interest of any Subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other Contracts or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, or amend, accelerate the vesting of, adjust or modify any Company Securities, except for the issuance of Company Capital Stock pursuant to the exercise of Company Options or Company Warrants outstanding as of the Agreement Date and listed on Section 3.5(c) or Section 3.5(d), respectively, of the Disclosure Schedule;

(d) form, or enter into any commitment to form, a subsidiary, or acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof or any portion of the assets of the foregoing;

(e) make or agree to make any capital expenditure or commitment exceeding $250,000 individually or $500,000 in the aggregate;

(f) acquire or agree to acquire or dispose or agree to dispose of (i) any assets of any Person (including the Company or any Subsidiary), other than acquisitions of supplies or similar assets in the ordinary course of the business consistent with past practice or the disposal of non-material assets of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, or (ii) any Equity Interest in any Person (including any Subsidiary) or any business enterprise or division thereof;

(g) (i) sell, divest, license or assign to any Person or enter into any Contract to sell, divest, license or assign to any Person any rights to any Company IPR (other than non-exclusive licenses

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pursuant to a Contract substantially in the form of a Standard Form IP Contract entered into in the ordinary course of business consistent with past practice); (ii) buy or license in any Technology or Intellectual Property Right of any third party (other than (i) Open Source Software or Shrink-Wrap Software), except in the ordinary course of the Company’s business consistent with past practices but, in case of any material Technology or Intellectual Property Right, with prior written notice to Acquiror; (iii) license any Company Products or Company IPR to third parties, except in the ordinary course of business consistent with past practice but, in case any such licenses are pursuant to a Contract that would have been a Material Contract if entered into prior to the Agreement Date and is not substantially in the form of a Standard Form IP Contract, with prior written notice to Acquiror; (iv) enter into any distributor, reseller, sales representative, referral, marketing, or similar Contract, except in the ordinary course of the Company’s business consistent with past practices but, in case of any such Contracts that are material to the Company or any of its Subsidiaries, with prior written notice to Acquiror; (v) amend, modify, or extend any Material Contract (other than Contracts substantially in the form of the applicable customer or end user Contracts for Company Product(s) (including reseller agreements)) that absent Section 3.13(b)(z) would not otherwise constitute Material Contracts) for the license, sale, or other distribution of Company Products or Company IP (other than amendments, extensions, or modifications are entered into in the ordinary course of business consistent with past practice and which do not change pricing under such Contracts); (vi) enter into any Contract with respect to the development of any Technology or Intellectual Property Right on behalf of the Company or any Subsidiary with a third party (other than Contracts with Employees in the form of the applicable Proprietary Information Agreement), except in the ordinary course of the Company’s business consistent with past practices but, in case of any material Technology or Intellectual Property Right, with prior written notice to Acquiror; (vii) change pricing or royalties charged by the Company or any Subsidiary to their respective distributors, resellers, sales representatives, customers or licensees, or the pricing or royalties set or charged by Persons who have licensed Technology or Intellectual Property Rights to the Company or any of its Subsidiaries; or (viii) disclose any Company Source Code to, or deposit in escrow any Company Source Code with, any third party other than its Employees who have entered into Contracts in the form of a Proprietary Information Agreement;

(h) (i) incur any Indebtedness, including by the issuance or sale of any debt securities, in excess of $500,000 in the aggregate, (ii) create or permit any Lien (other than Permitted Liens) over any material asset of the Company or any Subsidiary, or (iii) amend the terms of any outstanding loan agreement or other Contract evidencing Indebtedness;

(i) make any loan to any Person (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), purchase debt securities of any Person or guarantee any Indebtedness of any Person (other than intercompany arrangements among the Company and its Subsidiaries entered into in the ordinary course of business consistent with past practice);

(j) commence or settle any Action or threat of any Action by or against the Company or any Subsidiary or relating to any of their businesses, properties or assets;

(k) pay, discharge, release, waive or satisfy any material claims, rights or liabilities, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected on the Current Balance Sheet or incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date;

(l) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

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(m) except as may be required by applicable Law (in which case the Company or one of its Subsidiaries, as applicable, shall notify Acquiror prior to taking such action), make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, waive any right to a material tax refund or credit, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, make or request any Tax ruling, enter into any Tax sharing or similar Contract or arrangement (other than customary commercial contracts entered into in the ordinary course of business the primary purpose of which is unrelated to Tax), enter into any transactions giving rise to deferred gain or loss outside the ordinary course of business, amend any Tax Return or file any Tax Return except in accordance with Section 7.9(a);

(n) except as required by Law, adopt, amend or terminate any Company Employee Plan, including any indemnification Contract or enter into or amend any employee Contract;

(o) modify or remove any Company Privacy Policy, publish any new Company Privacy Policy, or announce any modification, removal, or publication of any Company Privacy Policy;

(p) (i) increase or make any other change that would result in increased cost to the Company with respect to the salary, wage rate, employment status, title or other compensation (including Company Security-based compensation, whether payable in cash, Company Securities or other property) payable or to become payable by the Company or any Subsidiary to any Employee or (ii) hire or engage any Person for service, demote, terminate (other than for cause) or otherwise modify the terms and conditions of the service or employment of any current Employee, or cause any Employee to resign from the Company or otherwise terminate the services of any Employee (other than for cause), other than, subject to prior notice to Acquiror, hiring or terminating employees in the ordinary course of business consistent with past practice in a manner not material to the business or operations of the Company and its Subsidiaries as a whole;

(q) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, Company Securities or otherwise) of any severance payment or other change in control payment, termination payment, bonus, special remuneration or other additional salary or compensation (including Company Security-based compensation) to any Employee, except payments made pursuant to written agreements existing on the Agreement Date and disclosed in Section 5.2(q) of the Disclosure Schedule;

(r) take any action to accelerate or otherwise modify the terms of any of the outstanding Company Options;

(s) send any communications (including electronic communications) to Employees regarding (i) this Agreement or the transactions contemplated hereby that are inconsistent with this Agreement or the transactions contemplated thereby, or (ii) the Offer Documents or any terms of employment with or service to Acquiror or any of its Affiliates;

(t) cancel, amend (other than in connection with the addition of customers, distributors, resellers, licensees, suppliers, or vendors to such insurance policies from time to time in the ordinary course of business consistent with past practices), or fail to renew (on substantially similar terms) any insurance policy of the Company or any Subsidiary;

(u) (i) terminate, amend, extend, waive, or modify any Material Contract in a manner that would be material relative to the Company’s or any Subsidiary’s businesses or operations, (ii) enter

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into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the Agreement Date (other than Contracts substantially in the form of the applicable Standard Form IP Contract), except in the ordinary course of business consistent with past practice and with prior written notice to Acquiror, or (iii) knowingly or willfully violate the terms of any Contract referenced in the foregoing clauses (i) or (ii);

(v) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy Contract with respect to any real property or alter, amend, modify, knowingly or willfully violate or terminate any of the terms of any Lease Agreements;

(w) (i) other than in the ordinary course of business consistent with past practice, defer payment of any accounts payable, commissions, or other liabilities of the Company or any of its Subsidiaries, (ii) provide for a reduction in fees or other amounts due to the Company or any of its Subsidiaries after the Closing, (iii) give any discount, credits, accommodation or other concession, or otherwise take action that would reasonably be expected to accelerate or induce the collection of any receivable or otherwise increase the cash or cash equivalents or other current assets of the Company or any of its Subsidiaries, including any sales of a Company Product (A) with payment terms longer than terms customarily offered for such Company Product in the ordinary course of business consistent with past practice, (B) at a greater discount from listed prices or with more credits or other monetary incentives than customarily offered for such Company Product, other than pursuant to a promotion of a nature previously used in the ordinary course of business consistent with past practice for such Company Product, (C) at a price that does not give effect to any general increase in the list price for such Company Product publicly announced prior to the Closing Date, (D) in a quantity or volume greater than the reasonable resale requirement of the particular customer, distributor or reseller, (E) in conjunction with other material benefits to the customer, distributor or reseller not previously offered in the ordinary course of business consistent with past practice to such customer, or (F) accelerating the timing of any new releases for Company Products, or (iv) take any other action or omit to take any action with the primary intention of increasing the Total Closing Consideration; or

(x) take, commit, or agree in writing or otherwise to take or make, (i) any of the actions described clause (a) through (w) of this Section 5.2, or (ii) any other action or omission that would (A) prevent the Company or any of its Subsidiaries from performing, or cause the Company or any of its Subsidiaries not to perform, its covenants or agreements hereunder, or (B) cause or result in the Company knowingly or willfully breaching or otherwise causing to be untrue or incorrect any of its representations and warranties contained herein.

ARTICLE VI

COMPANY NON-SOLICITATION AGREEMENT

6.1 Termination of Discussions. The Company, its Affiliates and their respective Representatives shall immediately cease and cause to be terminated any such negotiations and discussions with third parties (other than Acquiror and its Representatives) regarding (i) any acquisition of all or any material portion of the business, properties, assets or technologies of the Company or any of its Subsidiaries, or any amount of Company Securities or the Equity Interests of any Subsidiary, whether or not outstanding (in each case, other than in connection with the exercise of Company Options or Company Warrants outstanding as of the Agreement Date or the conversion of Company Preferred Stock in accordance with the Charter Documents), in any case whether by merger, consolidation, amalgamation, purchase of assets or stock, tender or exchange offer, license or otherwise (other than

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the sale of products and services in the ordinary course of business consistent with past practice or the licensing of Intellectual Property Rights in connection therewith), (ii) any joint venture or other strategic investment in or involving the Company or any of its Subsidiaries (other than pursuant to a commercial or strategic relationship in the ordinary course of business consistent with past practice), including any new debt, equity, or other financing or investment, or recapitalization of the Company or any of its Subsidiaries, or (iii) any similar transaction that is not in the ordinary course of business (each of the transactions described in the preceding clauses (i), (ii) and (iii) being referred to herein as an “Alternative Transaction”).

6.2 No Solicitation. During the Pre-Closing Period, the Company shall not, nor shall the Company permit any of its Affiliates or its or their Representatives to, directly or indirectly:

(a) solicit, initiate, seek or knowingly encourage, promote, or support any inquiry, proposal or offer from, furnish any information regarding the Company or any of its Subsidiaries to, or participate in any discussions or negotiations with, any third party regarding, or in a manner intended or reasonably likely to facilitate, any Alternative Transaction;

(b) disclose any information not customarily disclosed to any person concerning the business, properties, assets or technologies of the Company or any of its Subsidiaries, or afford to any Person access to their respective properties, assets, technologies, books or records, not customarily afforded such access in a manner intended or reasonably likely to facilitate, any Alternative Transaction;

(c) assist or cooperate with any person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; or

(d) enter into any Contract with any person providing for an Alternative Transaction.

6.3 Notice of Alternative Transaction Proposals. In the event that the Company or any of its Representatives shall receive, prior to the Effective Time or the termination of this Agreement in accordance with Section 8.1, any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in Section 6.2(b), the Company or such Affiliate or Representative shall promptly (and in any event within twenty four (24) hours) notify Acquiror thereof, which notice shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material received from such third party related to such proposal).

6.4 Breaches. It is understood that any violation of the restrictions set forth above by any Representative of the Company or its Subsidiaries shall be deemed to be a breach of this Agreement by the Company.

6.5 Specific Performance. The parties to this Agreement agree that, in the event of any breach or threatened breach of this Article VI by the Company, any of its Subsidiaries, any Securityholder, or any Representative of the foregoing, (i) Acquiror shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of this Article VI and an injunction preventing or restraining such breach or threatened breach, and (ii) Acquiror shall not be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding. Any and all remedies

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expressly conferred in this Article VI upon Acquiror shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon Acquiror, and the exercise by Acquiror of any one remedy will not preclude the exercise of any other remedy.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Form S-4.

(a) As promptly as reasonably practicable after the Agreement Date, Acquiror shall file with the SEC a registration statement on Form S-4 (or any successor form) to register under the Securities Act the offer and sale of Acquiror Ordinary Shares pursuant to the Merger, which shall include a prospectus for the issuance of such Acquiror Ordinary Shares (the “Form S-4”); provided, however, that Acquiror may, in its sole and absolute discretion, elect to file the Proxy Statement contemplated by Section 7.4 together with the Form S-4. Each of the Company and Acquiror shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act, Securities Act, and other applicable Law, and (C) keep the Form S-4, if the Form S-4 is declared effective by the SEC, effective for so long as necessary to complete the Merger. The Company shall furnish in writing to Acquiror all information concerning the Company and its Subsidiaries that is customarily included in a Form S-4 for a transaction of the type contemplated by this Agreement, including that which is required by applicable Law to be included in the Form S-4 so as to enable Acquiror to comply with its obligations under this Section 7.1(a). Acquiror and the Company shall cooperate in good faith to determine the information regarding the Company that is to be included in the Form S-4, including that which is necessary to include in the Form S-4 in order to satisfy applicable Law. Each of Acquiror and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect. Acquiror shall take all steps reasonably necessary to cause the Form S-4, as so corrected, to be filed with the SEC and to be disseminated, in each case, as and to the extent required by applicable Law, or by the SEC or its staff, or the NYSE. Acquiror shall provide the Company and its counsel a reasonable opportunity to review and comment on the Form S-4 prior to the filing thereof with the SEC, and Acquiror shall consider in good faith any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Acquiror shall provide the Company and its counsel any and all material written comments or other written material communications that Acquiror or its counsel receives from the SEC or its staff with respect to the Form S-4 as promptly as reasonably practicable after such receipt, and Acquiror shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Acquiror shall consider in good faith any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and participate in any substantive discussions with the SEC or its staff regarding any such comments. Acquiror shall use reasonable best efforts to as promptly as reasonably practicable respond to any comments of the SEC or its staff regarding the Form S-4. Acquiror shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Acquiror Ordinary Shares in the Merger, and the Company shall furnish all information concerning the Company and the Securityholders as may be reasonably requested in connection with any such actions.

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(b) The Company shall use reasonable best efforts to cause Cooley LLP (“Cooley”) to deliver to the Company, and Acquiror shall use reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) to deliver to Acquiror, any opinions relating to the Tax treatment of the Merger that are customarily required in connection with the Form S-4. In connection with such opinions, upon the request of Cooley or WSGR, officers of each of the Company and Acquiror shall use reasonable best efforts to deliver to Cooley or WSGR, as applicable, certificates, dated as of the necessary date, signed by such officer of the Company or Acquiror, as applicable, containing customary representations in connection with such opinions.

(c) Without limiting the foregoing, the Company shall, and shall cause its Representatives to, cooperate with and provide to Acquiror and its Representatives with true, correct, and complete information regarding the Company and its Subsidiaries that is customary in connection with the preparation and filing of the Form S-4, including such information as may be required to be included in the Form S-4 pursuant to applicable Law. Without limiting the foregoing, the Company shall use reasonable best efforts to cause its independent accounting firm to deliver to the Company a consent letter of the Company’s independent accounting firm, in form and substance satisfactory to Acquiror (acting reasonably), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form  S-4.

7.2 Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause the Acquiror Ordinary Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

7.3 Company Securityholder Approvals.

(a) Company Requisite Stockholder Approval. Promptly (and in any event within two (2) Business Days) following the time at which the Form S-4 is declared effective under the Securities Act (the “S-4 Effective Time”), the Company shall solicit written consent from all of its Stockholders in a form acceptable to Acquiror (the “Stockholder Written Consent”) by delivery of an Information Statement concerning (i) the Company, its business, and financial performance (including financial statements and, if prepared, financial projections), (ii) the terms of this Agreement, (iii) the Merger and the other transactions contemplated hereby, and (iv) the unanimous recommendation of the Company’s Board of Directors that the Stockholders vote in favor of the adoption of this Agreement, the Merger and the other transactions contemplated hereby and not exercise their appraisal or dissenters rights under applicable Law, including Delaware Law, in connection with the Merger (the “Information Statement”). The Information Statement shall be prepared and delivered in accordance with the Company’s Charter Documents, Delaware Law and other applicable Law, and shall include any notice required to be made to the Stockholders, including under Section 262 of Delaware Law. The Information Statement and all other materials submitted to the Stockholders will not contain, at or prior to the Effective Time, any untrue statement of a material fact, and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made, not misleading. The Company shall promptly deliver to Acquiror a copy of each executed Stockholder Written Consent upon receipt thereof from any Stockholder pursuant to such solicitation. Promptly (and in any event within two (2) Business Days) after the S-4 Effective Time, the Company will deliver to Acquiror the Stockholder Written Consent from Stockholders pursuant to the preceding solicitation that are sufficient to fully and irrevocably deliver the Company Requisite Stockholder Approval. Upon receipt of the Company Requisite Stockholder Approval, the Company shall promptly deliver notice to each Stockholder whose consent was not obtained prior to the Company’s receipt of the Company Requisite Stockholder Approval, which notice shall include the notice to Stockholders required by Sections 228(e) and 262 of Delaware Law of the approval of the Merger. All materials

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submitted to the Stockholders, including the Information Statement, shall be subject to the review and comment of Acquiror. The Board of Directors of the Company shall not alter, modify, change or revoke its unanimous approval of this Agreement, the Merger and the other transactions contemplated hereby, nor its unanimous recommendation to the Stockholders to vote in favor of adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby.

(b) 280G Approvals. Prior to the Effective Time, the Company shall submit to the Stockholders for approval (in a form satisfactory to Acquiror (acting reasonably)), by such number of Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” (which determination shall be made by the Company and shall be subject to review and approval by Acquiror) (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the “280G Solicitations”). Prior to the Effective Time, the Company shall deliver to Acquiror evidence satisfactory to Acquiror (acting reasonably) that (i) a Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder and the Company Requisite Stockholder Approval was obtained with respect to any payments and/or benefits that were subject to the Stockholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the 280G Waivers executed by the affected individuals prior to the 280G Solicitations.

(c) Joinders. Prior to the Closing, the Company shall use its reasonable best efforts to cause each Indemnifying Party to execute and deliver to the Company a Joinder Agreement.

(d) Warrant Cancellation Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to cause each Warrantholder to sign a Warrant Cancellation Agreement (each, a “Warrant Cancellation Agreement”) in the form attached hereto as Exhibit K.

7.4 Acquiror Shareholder Approval.

(a) As promptly as reasonably practicable after the Agreement Date, Acquiror shall file with the SEC a proxy statement in connection with seeking the Acquiror Requisite Shareholder Approval (the “Proxy Statement”); provided, however, that Acquiror may, in its sole and absolute discretion, elect to file the Form S-4 contemplated by Section 7.1 together with the Proxy Statement. The Company shall furnish in writing to Acquiror all information concerning the Company and its Subsidiaries that would customarily be included in the Proxy Statement for a transaction of the type contemplated by this Agreement, including that which is required by applicable Law to be included in the Proxy Statement so as to enable Acquiror to comply with its obligations under this Section 7.1(a). Acquiror and the Company shall cooperate in good faith to determine the information regarding the Company that is to be included in the Proxy Statement, including that which is necessary to include in the Proxy Statement in order to satisfy applicable Law. Each of Acquiror and the Company shall promptly correct any information provided by it or any of its Representatives for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Acquiror shall take all steps reasonably necessary to cause the Proxy Statement, as so corrected, to be filed with the SEC and to be disseminated, in each case, as and to the extent required by applicable Law, or by the SEC or its staff, or the NYSE. Acquiror shall provide the Company and its counsel a reasonable opportunity to review and comment on the Proxy Statement prior to the filing thereof with the SEC, and Acquiror shall consider in good faith any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Acquiror shall provide the Company and its counsel any and all material

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written comments or other written material communications that Acquiror or its counsel receives from the SEC or its staff with respect to the Proxy Statement as promptly as reasonably practicable after such receipt, and Acquiror shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any substantive discussions with the SEC or its staff regarding any such comments. Acquiror shall use reasonable best efforts to as promptly as reasonably practicable respond to any comments of the SEC or its staff regarding the Proxy Statement.

(b) Without limiting the foregoing, the Company shall, and shall cause its Representatives to, cooperate with and provide to Acquiror and its Representatives with true, correct, and complete information regarding the Company and its Subsidiaries customarily required in connection with the preparation and filing of the Proxy Statement, including such information as may be required to be included in the Proxy Statement pursuant to applicable Law. Without limiting the foregoing, the Company shall use reasonable best efforts to cause its independent accounting firm to deliver to the Company a consent letter of the Company’s independent accounting firm, in form and substance satisfactory to Acquiror (acting reasonably), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Proxy Statement.

(c) As promptly as reasonably practicable after the S-4 Effective Time, Acquiror shall convene a general meeting to approve the resolution of Acquiror’s board of directors that Acquiror shall consummate the transactions contemplated by this Agreement (such meeting, the “Acquiror Shareholders’ Meeting”); provided, however, that Acquiror may, in its sole and absolute discretion, elect to hold the Acquiror Shareholders’ Meeting at its first annual general meeting convened after the S-4 Effective Time. Notwithstanding the foregoing, Acquiror shall have the right to postpone the convocation of the Acquiror Shareholders’ Meeting, or to withdraw the convocation of the Acquiror’s Shareholders’ Meeting, if: (i) on the date that the Acquiror Shareholders’ Meeting is then-scheduled, Acquiror has not received proxies representing a sufficient number of votes to obtain the Acquiror Requisite Shareholder Approval; (b) on the date that the Acquiror Shareholders’ Meeting is then-scheduled, there is insufficient share capital represented at the Acquiror Shareholders’ Meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Acquiror Shareholders’ Meeting; or (c) the failure to postpone the convocation of the Acquiror Shareholders’ Meeting, or to withdraw the convocation of the Acquiror’s Shareholders’ Meeting, would be a violation of applicable Law.

7.5 Governmental Approvals.

(a) In furtherance and not in limitation of the terms of Section 7.7, each of the Company, any Subsidiary and Acquiror shall, as promptly as reasonably practicable and advisable after the Agreement Date, execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, that may be reasonably required, or that the Company or Acquiror may reasonably request, in connection with the consummation of the transactions contemplated hereby. Each of the Company and Acquiror shall use its reasonable best efforts to obtain all such authorizations, approvals and consents. To the extent permitted by Laws, each of the Company and Acquiror shall promptly inform the other of any material communication between the Company or Acquiror (as applicable) and any Governmental Entity regarding the

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transactions contemplated hereby. If the Company or Acquiror or any Affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then the Company or Acquiror (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Each of the Company and Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the other.

(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, it is expressly understood and agreed that neither Company nor Acquiror nor Merger Sub shall have any obligation to litigate any Action that may be brought in connection with the transactions contemplated by this Agreement, and neither Acquiror nor any Affiliate of Acquiror shall be required to agree to any license, sale or other disposition or holding separate (through the establishment of a trust or otherwise), of shares of capital stock or of any business, assets or property of Acquiror, the Company or any of their respective Affiliates, or the imposition of any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

(c) Each of the Company and Acquiror shall jointly develop, consult and cooperate with one another regarding the strategy with respect to seeking any actions, consents, approvals or waivers of any Governmental Entity as contemplated hereby, including CFIUS and DSS, as pursuant to Section 7.5(d) and Section 7.5(e); provided, however, if the Company and Acquiror cannot agree on a jointly developed strategy, notwithstanding their respective good faith attempts to do so, Acquiror shall have the final say with respect to CFIUS or DSS strategy; provided, further, and without limiting the foregoing, that Acquiror will consult with the Company and consider in good faith the views of the Company in advance of making any decisions with respect to such strategy. Notwithstanding Acquiror’s rights as provided in the prior sentence, Acquiror shall not require the Company to, and the Company shall not be required to, take any action with respect to any applicable antitrust or anti-competition Law that would bind the Company or its Subsidiaries irrespective of whether the Merger occurs.

(d) CFIUS.

(i) Acquiror and the Company will use reasonable best efforts to prepare and pre-file, as promptly as reasonably practicable and advisable after the Agreement Date, a draft joint voluntary notice with CFIUS pursuant to the DPA with respect to the Merger or the other transactions contemplated by this Agreement. As promptly as reasonably practicable after receipt and resolution of comments from CFIUS on the pre-filing, Acquiror and the Company shall file with CFIUS a joint voluntary notice pursuant to the DPA with respect to the Merger or the other transactions contemplated hereby.

(ii) Without limiting the generality of the foregoing, each of Acquiror and the Company shall use reasonable best efforts to: (A) provide as promptly as reasonably practicable to each other’s counsel and to CFIUS any additional or supplemental information and documentary material as may be necessary, proper or advisable in connection with preparation and submission of the notice and thereafter to achieve CFIUS Approval and permit consummation of the transactions contemplated hereby; (B) permit the other party to review reasonably in advance any communication (subject to mutually acceptable appropriate redactions to maintain confidentiality of business information) proposed to be given by it to CFIUS, and consult with each other in advance of any meeting or conference with CFIUS, and, to the extent permitted by CFIUS, give the other party the opportunity to attend and participate in any such meeting or conference; and (C) keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information or

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documentary material from, CFIUS, in case of each of clauses (A)—(C), to the extent permitted by applicable Law and subject to customary and mutually acceptable confidentiality practices and all applicable privileges (including the attorney-client privilege).

(iii) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Acquiror be obligated to accept (A) any requirement by CFIUS to divest or hold separate (through the establishment of a trust, proxy or otherwise) any assets or operations of Acquiror or its Subsidiaries or any assets or operations of the Company and its Subsidiaries or (B) any action, restriction, or condition required by CFIUS as a condition of obtaining CFIUS Approval if the action, restriction, or condition would reasonably be expected to result in individually or in the aggregate, a commercially unreasonable restriction or impairment on the Company and its Subsidiaries, or Acquiror and its Subsidiaries, or their respective assets, products, services, business, operations, directors, officers, or employees (any of the foregoing, a “CFIUS Burdensome Condition”); provided, however, that such CFIUS Burdensome Conditions shall not include, among other things, requirements to (1) appoint a CFIUS-approved Security Director on the board of any Subsidiary of the Company that has a contract with the U.S. federal government, (2) submit cybersecurity or other policies to CFIUS for approval, (3) limit access to customer data to CFIUS-approved employees, (4) engage in CFIUS-approved reviews of Company source code, or (5) appoint a CFIUS-approved, third-party auditor or monitor to oversee compliance with any mitigation agreement or condition. In the event that a CFIUS Burdensome Condition is not acceptable to Acquiror, in its sole and absolute discretion (an “Acquiror Rejected CFIUS Condition”), Acquiror may request a withdrawal of the notice filed with CFIUS in connection with the CFIUS Approval, with which Company shall cooperate and comply, and no party shall have any further obligation to seek CFIUS Approval. Each of the Company and Acquiror shall not be obligated to agree to, commit or effect, (x) any sale, license, holding separate or other disposition of assets or businesses, (y) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements, or (z) creating any relationships, ventures, contractual rights, obligations or other arrangements (any of the foregoing, a “Remedial Action”) by CFIUS unless such Remedial Action is conditioned upon, or will occur subsequent to, consummation of the Merger.

(iv) Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in the event that CFIUS notifies Acquiror and the Company in writing that CFIUS (A) has completed its review or investigation and has unresolved national security concerns, and (B) intends to send a report to the President of the United States requesting the President’s decision because it (i) recommends that the President act to suspend or prohibit the Merger, (ii) is unable to reach a decision on whether to recommend that the President suspend or prohibit the Merger or (iii) requests that the President make a determination with respect to the Merger (a “CFIUS Turndown”), each of either Acquiror or the Company may request a withdrawal of the notice filed with CFIUS in connection with the CFIUS Approval, with which the other party shall cooperate and comply, and no party shall have any further obligation to seek CFIUS Approval.

(e) DSS FOCI.

(i) Acquiror and the Company will use reasonable best efforts to submit, as promptly as reasonably practicable and advisable after the Agreement Date, to DSS and, to the extent applicable, any other Governmental Entity, notification of the Merger and the other transactions contemplated hereby pursuant to the NISPOM and any other applicable national or industrial security regulations, and submit and request approval under any FOCI related requirements and similar requirements included in any Government Contract, or where any FOCI may, in the opinion of any Governmental Entity, adversely impact security requirements.

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(ii) Without limiting the generality of the foregoing, each of Acquiror and the Company shall use reasonable best efforts to: (A) provide as promptly as reasonably practicable to each other’s counsel and to DSS or other Governmental Entities, as applicable, any additional or supplemental information and documentary material as may be necessary, proper or advisable in connection with preparation and submission of the notice and thereafter to achieve DSS Approval and permit consummation of the transactions contemplated hereby; (B) permit the other party to review reasonably in advance any communication (subject to mutually acceptable appropriate redactions to maintain confidentiality of business information) proposed to be given by it to DSS or other Governmental Entities, as applicable, and consult with each other in advance of any meeting or conference with DSS or other Governmental Entities, as applicable, and, to the extent permitted by DSS or other Governmental Entities, as applicable, give the other party the opportunity to attend and participate in any such meeting or conference; and (C) keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information or documentary material from, DSS or other Governmental Entities, as applicable, in each case (A) – (C), to the extent permitted by applicable Law and subject to customary and mutually acceptable confidentiality practices and all applicable privileges (including the attorney-client privilege).

(f) Acquiror’s reasonable best efforts as described in this Section 7.5 shall include accepting any action, restriction, or condition required by DSS or other Governmental Entities pursuant to the NISPOM requirements, restrictions, or other safeguards for handling classified material. Notwithstanding the foregoing or anything to the contrary in this Agreement, reasonable best efforts shall not require, and in no event shall Acquiror be required to effect, any material separation of product engineering personnel between the FOCI mitigated entity and parent company or replication or location of all product engineering personnel within the FOCI mitigated entity. In the event that Acquiror does not or is unable to take an action, restriction or condition required by DSS or another Governmental Entity as a condition of obtaining, or DSS notifies Acquiror and the Company it will not provide DSS Approval or another applicable Governmental Entity approval related to national or industrial security regulation (an “Acquiror Rejected DSS Condition” or “DSS Turndown,” as applicable), Acquiror or the Company may request that DSS or another applicable Governmental Entity cease consideration of any notice filed in connection with the DSS Approval or other applicable Governmental Entity approval related to national or industrial security regulations, and no party shall have any further obligation to seek the DSS Approval or other applicable Governmental Entity approval related to national or industrial security regulations. Each of the Company and Acquiror shall not be obligated to agree to any Remedial Action required by DSS or another applicable Government Entity unless such Remedial Action is conditioned upon, or will occur subsequent to, consummation of the Merger.

7.6 Third Party Contract Notices and Consents; Provision of Certain Information.

(a) Third Party Contract Notices and Consents. The Company shall use reasonable best efforts to send all notices to and obtain all consents, waivers and approvals of any third-party party to any Material Contract as are required thereunder in connection with the Merger. Such notices, consents, modifications, waivers and approvals shall be in form and substance acceptable to Acquiror (acting reasonably). In the event the Merger is not consummated for any reason, none of Acquiror or Merger Sub or any of their respective Affiliates shall have any liability to the Company, the Securityholders or any other Person for any Liabilities resulting from the Company sending any such notice or seeking to obtain any such consents, modifications, waivers and approvals.

(b) Provision of Certain Information. Within thirty (30) days of the Agreement Date, the Company shall provide to Acquiror an accurate and complete written list of the following information:

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(i) any actions that must be taken by the Company or any Subsidiary within 180 days after the Closing Date for the purposes of maintaining, perfecting, or preserving or renewing the rights of the Company and its Subsidiaries in or to any item of Company Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates; and (ii) a brief description of each then-currently proposed Contract that would constitute a Material Contract hereunder if in effect on the Agreement Date and as to which any bid, offer, award, written proposal, term sheet, draft agreement, or similar document has been submitted or received by the Company or any Subsidiary.

7.7 Reasonable Best Efforts to Close. Subject to the terms and conditions provided in this Agreement, each of the parties hereto (other than the Securityholder Representative) shall use reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including by using reasonable best efforts to take all action necessary to satisfy all of the conditions to the obligations of the other party or parties hereto to effect the Merger set forth in Article VII, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the Merger and the other transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

7.8 Employee Matters.

(a) Resignation of Officers and Directors. Prior to the Closing, the Company shall have caused each director and officer of the Company and its Subsidiaries to execute a resignation and release letter in a form acceptable to Acquiror (the “Director and Officer Resignation Letter”), effective as the Effective Time.

(b) Proprietary Information and Inventions Assignment Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to cause each current Employee, including each Person who becomes an Employee after the Agreement Date, to enter into and execute an Employee Proprietary Information Agreement or a Consultant Proprietary Information Agreement (each in a form satisfactory to Acquiror (acting reasonably)), as applicable.

(c) Termination of Employee Plans. Prior to the Closing, the Company shall terminate any Company Employee Plan intended to be qualified under Section 401(a) of the Code, as well as any Company Employee Plans that are group welfare benefit plans or that include group severance pay or benefits, such termination to be contingent upon the Closing and effective as of no later than the day immediately preceding the Closing Date, unless Acquiror provides written notice to the Company that any such Company Employee Plan shall not be terminated. The Company shall provide Acquiror with evidence reasonably satisfactory to Acquiror that all such Company Employee Plans have been terminated, including, with respect to Company Employee Plans intended to be qualified under Section 401(a) of the Code or as reasonably requested by Acquiror, resolutions of the board of directors (or similar body) of the Company or its ERISA Affiliates, as the case may be, terminating such Company Employee Plans. The form and substance of such resolutions shall be subject to review and approval of Acquiror (acting reasonably). In the event that termination of such a Company Employee Plan in connection with the Closing triggers liquidation charges, surrender charges or other fees, then such charges and/or fees shall be included in Third Party Expenses and shall be the responsibility of the Company, and the Company shall take such actions as are necessary to reasonably estimate the

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amount of such charges and/or fees and provide such estimate in the Statement of Expenses. The Company also shall take such other, commercially reasonable actions in furtherance of terminating any such Company Employee Plan as Acquiror may reasonably require.

(d) Termination of Certain Employee Arrangements. Prior to the Closing, the Company shall, in compliance with applicable Law, use reasonable best efforts to cause each Employee who is employed or engaged by the Company or any of its Subsidiaries as of or after the Agreement Date and who is not a Continuing Employee (each a “Non-Continuing Employee”) to sign a separation and general release agreement (which shall not have been revoked) approved by Acquiror (acting reasonably) (each, a “Separation Agreement”), effective as of no later than one (1) Business Day prior to the Closing Date (except with respect to any legally required longer time period that is required for an effective release of federal age discrimination claims, in which case such Separation Agreements shall become effective no later than one (1) Business Day prior to the Closing Date with respect to all matters other than the release of federal age discrimination claims (the “ADEA Release”), which ADEA Release shall become effective no later than the maximum period required by law, and for which additional consideration of $500 will be offered (the “ADEA Consideration”)), and the Company shall pay all severance pay or benefits (other than the ADEA Consideration) required to be paid to such Non-Continuing Employees prior to the Closing in compliance with all applicable Contracts and applicable Law, all of which shall be Third Party Expenses; provided that in no event shall the Company agree to any severance pay or benefits, excluding the ADEA Consideration, in an amount greater than the applicable Employee’s average four (4) week cash compensation except to the extent required by any applicable Contracts and applicable Law; provided further, however, that Acquiror shall bear all Excluded Severance Costs. The Company shall ensure that all such separations shall be in compliance with applicable Law.

(e) Coordination of Special Payroll. Prior to the Closing, and subject to the reasonable prior review and approval of Acquiror, the Company shall take all actions reasonably necessary to provide for the payment of all unpaid Employee Compensation Expenses through the Company’s normal payroll procedures, which payments shall made through a special payroll distribution as soon as practicable following the Effective Time, and in any event on or before the date that is ten (10) Business Days after the Closing Date.

(f) At Will Employment. Neither Acquiror nor any of its Affiliates shall be obligated under the terms of this Agreement to cause the continuation of any employment relationship with any Employee for any specific period of time.

(g) No Employment Commitment or Plan Amendments. Unless expressly stated in this Agreement, no provision of this Agreement is intended, or shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any Securityholder, Key Employee or other Employee, consultant, contractor or any other Person, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, Key Employee, other Employee, consultant or contractor or any other Person, other than Acquiror or Merger Sub, the Company, and the Securityholder Representative and their respective successors and permitted assigns, and all provisions of this Agreement will be personal solely among such parties. In addition, no provision of this Agreement is intended, or shall be interpreted, to establish, amend or modify any term or condition of any employee related plan, program or policy of the Company or any Subsidiary.

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7.9 Tax Matters.

(a) Tax Returns Filed On or Prior to Closing. The Company and its Subsidiaries shall prepare, or shall cause to be prepared, all Tax Returns of the Company and its Subsidiaries required to be filed under applicable Law on or prior to the Closing Date and shall be responsible for the timely filing (taking into account any extensions received from the relevant Tax authorities) of such Tax Returns. The Tax Returns described in this Section 7.9(a) shall be prepared on a basis consistent with those prepared for prior taxable periods unless otherwise required by Law. The Company shall provide Acquiror with a copy of each such Tax Return for its review, comment and approval no less than twenty (20) days prior to the earlier of the due date (taking into account valid extensions thereto) for such Tax Return, the Company shall revise such Tax Returns to reflect Acquiror’s reasonable comments, and the Company shall timely file the foregoing unless Acquiror withholds its consent thereto, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Tax Returns Filed After Closing. Acquiror shall prepare or shall cause to be prepared all Tax Returns with respect to a Pre-Closing Tax Period required by Law to be filed by the Company or its Subsidiaries after the Closing Date. If such Tax Return is a federal income Tax Return or reports a material Liability for Taxes for which indemnification by the Securityholders could be required hereunder, Acquiror will, at least twenty (20) days prior to the due date for filing such Tax Return (taking into account valid extensions thereto), provide the Securityholder Representative with a copy of such proposed Tax Return (and such additional information regarding such Tax Return as may reasonably be requested by the Securityholder Representative in writing) for review and comment. Acquiror will consider in good faith any reasonable comments or suggestions made by the Securityholder Representative. All Taxes that are due and payable with respect to Tax Returns described in this Section 7.9(b) shall be the responsibility of the Securityholders to the extent they constitute Pre-Closing Taxes, and shall, for the avoidance of doubt be subject to indemnification pursuant to Article IX, including Section 9.2(a)(ix). The Tax Returns described in this Section 7.9(b) with respect to a Pre-Closing Tax Period shall be prepared on a basis consistent with those prepared for prior taxable periods unless otherwise required by Law.

(c) Tax Assistance. The Securityholder Representative agrees to furnish or cause to be furnished to Acquiror and its Subsidiaries (including the Surviving Corporation), and Acquiror agrees to furnish or cause to be furnished, and to cause its Subsidiaries (including the Surviving Corporation) to furnish to Securityholder Representative at any time after the Closing Date, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company and its Subsidiaries, as is reasonably requested for the filing of any Tax Returns, for the preparation of any audit and for the prosecution or defense of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar claim. Each of Acquiror, the Company, their Subsidiaries and the Securityholder Representative shall retain all books and records in their possession with respect to Taxes for a period of at least seven (7) years following the Closing Date.

(d) Transfer Taxes. All Transfer Taxes imposed on the transactions contemplated by this Agreement shall be borne 50% by the Securityholders and 50% by Acquiror. The party required by applicable Law to file any Tax Return relating to such Transfer Taxes shall be responsible for filing such Tax Return.

(e) Straddle Period Apportionment. For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of the Company or its Subsidiaries for a Straddle Period, the determination of the Taxes of the Company or its Subsidiaries for the portion of the Straddle Period

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ending on and including the Closing Date, and the portion of the Straddle Period beginning after the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date. The amount of any Taxes based on or measured by income, receipts or payroll of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be the amount of such allowances or deductions for the Straddle Period multiplied by a fraction, the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire Straddle Period. The amount of other Taxes of the Company for a Straddle Period that relates to the portion ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The Company and Acquiror agree to allocate all deductions of the Company accruing on the Closing Date to the Company’s taxable period (or portion thereof) ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulations Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)) to the extent permissible under the Code. For the avoidance of doubt, the Company and Acquiror agree that all Tax deductions and credits attributable to the transactions made pursuant to Section 1.3 hereof shall be allocated to the Company’s taxable periods (or portion thereof) ending on or before the Closing Date to the extent permissible under the Code and the applicable Treasury Regulations.

(f) Post-Closing Actions. Neither Acquiror, the Surviving Corporation, nor any Indemnified Party shall (i) amend, refile or otherwise modify any Tax Returns of the Company with respect to any Pre-Closing Tax Period, other than as required to correct a position on any such Tax Return that is not in accordance with applicable Law; provided, Acquiror shall provide the Securityholder Representative with reasonable advanced notice and an opportunity to review and provide reasonable comments to such Tax Return before Acquiror takes any action pursuant to this clause (i) (ii) make or change any Tax election (including an election under Section 338 of the Code) that has retroactive effect to any Tax Return of the Company for a Pre-Closing Tax Period; or (iii) agree to extend or waive the statute of limitations with respect to Taxes for a Pre-Closing Tax Period of the Company, , except, in each case, (A) as permitted by Section 7.9(b), (B) with the prior written consent of the Securityholder Representative, which consent may not be unreasonably withheld, conditioned or delayed, or (C) if such action would not increase the liability of the Securityholders for Taxes. If Acquiror, the Surviving Corporation, or any Indemnified Party initiates or files any voluntary disclosure or similar agreements with any Governmental Entity in respect of any Pre-Closing Tax Period of the Company, Securityholder Representative shall be given the opportunity to review and provide reasonable comments to such voluntary disclosure or other agreement prior to filing, which reasonable comments Acquiror shall consider in good faith.

7.10 Payoff Letters and Release of Liens.

(a) Payoff Letters. No later than five (5) Business Days prior to the Closing Date, the Company shall obtain from each holder of Indebtedness of the Company or any Subsidiary, and deliver to Acquiror, an executed payoff letter, in form and substance reasonably acceptable to Acquiror (acting reasonably), setting forth (i) the amounts required to pay off in full on the Closing Date the Indebtedness owing to such holder of Indebtedness (including the outstanding principal, accrued and

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unpaid interest and prepayment and other penalties) and, other than with respect to the Company Convertible Notes, wire transfer information for such payment, and, with respect to Company Convertible Notes, the number of Acquiror Ordinary Shares to be issued in respect of such Company Convertible Note, (ii) upon payment of such amounts, a release of the Company and its Subsidiaries, (iii) upon payment of such amounts, a release of all Liens, if any, that the holder may hold on any of the assets of the Company or any of its Subsidiaries and an agreement that the Company or its Representatives may file UCC-3 termination statements and such other documents necessary or desirable to evidence the release of any and all such Liens, and attaching duly completed and executed copies of any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable (each, a “Payoff Letter”).

(b) Release of Liens. At or prior to the Closing, the Company shall cause to be filed all agreements, instruments, certificates and other documents, in form and substance satisfactory to Acquiror (acting reasonably), that are necessary or appropriate to effect the release of all Liens set forth in Schedule 7.10(b).

7.11 Third Party Expenses.

(a) Whether or not the Merger are consummated, each party shall be responsible for its own expenses and costs that it incurs (and whether paid prior to, at or after the Effective Time) with respect to the negotiation, execution, delivery and performance of this Agreement, other than the Securityholder Representative to the extent the Securityholders are responsible for such amounts pursuant to this Agreement or any Securityholder Representative Engagement Agreement. Without limiting or expanding the foregoing, the Securityholders shall be responsible for all Third Party Expenses, which will be payable at the Closing pursuant to a dollar-for-dollar adjustment to the Merger Consideration otherwise payable hereunder. For purposes of this Agreement, “Third Party Expenses” means all fees and expenses incurred by or on behalf of the Company or any Subsidiary (or any of their successors), whether or not paid or payable prior to, at or after the Effective Time, in connection with this Agreement, the Merger and the other transactions contemplated hereby, including: (i) all legal, accounting, financial advisory, consulting, finders’ and all other fees and expenses of third parties incurred by or on behalf of the Company or any Subsidiary in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby pursuant to agreements entered into by or on behalf of the Company or any of its Subsidiaries at or prior to the Effective Time; (ii) any bonus, severance, change-in-control payments, accelerated commissions, or similar payment obligations (including payments with either “single-trigger” or “double-trigger” provisions (other than “double-trigger” provisions in Contracts Made Available and set forth in the Disclosure Schedule)) of the Company or any Subsidiary to Employees resulting from, or in connection with, the transactions contemplated hereby (in each case, that are adopted by the Company (and not Acquiror or any of its Affiliates) at or prior to the Closing); (iii) any payments in connection with any change in control obligations resulting from or in connection with the Merger or any of the transactions contemplated by this Agreement, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any party under any Contract of the Company or any Subsidiary as are required in connection with the Merger for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract, in each case, pursuant to any Contract entered into by the Company or any of its Subsidiaries at or prior to the Closing; (iv) the costs and expenses of the Company D&O Tail Policy to the extent not paid by the Company prior to the Closing Date; and (v) the Required Financials Expenses; provided, however, that Third Party Expenses shall exclude (A) Excluded Severance Costs, (B) any fees and expenses of the Exchange Agent and the Escrow Agent, and (C) the Retention Bonus Pool Awards. For the avoidance of doubt, no fees and expenses shall be

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double counted when calculating Third Party Expenses. The Company shall use its reasonable best efforts to (x) pay or cause to be paid all Third Party Expenses at least three (3) Business Days prior to the Closing and, (y) to the extent such amounts are not so paid, arrange for the payment, contemporaneous with the Closing, by or on behalf of the Company of all Third Party Expenses. Notwithstanding anything to the contrary herein, and for the avoidance of doubt, if the lessor or licensor under any Lease Agreement conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement or the transactions contemplated hereby, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments or providing all such additional security and the terms thereof shall be subject to Acquiror’s approval.

(b) At least two (2) Business Days prior to the Closing, (i) the Company shall provide Acquiror with a statement, in a form satisfactory to Acquiror (acting reasonably), certified by the Chief Executive Officer and Chief Financial Officer of the Company, setting forth all paid and unpaid Third Party Expenses incurred by or on behalf of the Company or any Subsidiary as of the Closing Date, or anticipated to be incurred or payable by or on behalf of the Company or any Subsidiary (or any of their successors) after the Closing (the “Statement of Expenses”), and (ii) the Company shall obtain from each advisor, counsel, accountant, or other professional service provider owed Third Party Expenses, and deliver to Acquiror, a final invoice or other final statement indicating that such amounts reflected thereon are all amounts owed to such Person in respect of Third Party Expenses, in form and substance reasonably acceptable to Acquiror, setting the amounts required to pay off in full on the Closing Date the Third Party Expenses owing to such Person and wire transfer information for such payment, and attaching duly completed and executed copies of any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable (each a “Final Invoice”). The Company shall take all necessary action to ensure that Third Party Expenses shall not be incurred by the Surviving Corporation after the Closing Date without the express prior written consent of Acquiror. No Subsidiary shall incur any Third Party Expenses.

7.12 Pre-Closing Actions. Prior to Closing, the Company shall use its reasonable best efforts to perform the actions described on Schedule 7.12 (the “Pre-Closing Actions”).

7.13 Access to Information. During the Pre-Closing Period, the Company shall afford Acquiror and its Representatives access to, upon reasonable notice during business hours, (i) all of the Employees, customers, suppliers, assets, properties, Books and Records and Contracts of the Company and its Subsidiaries, and (ii) all other information concerning the business, assets, properties and personnel of the Company and its Subsidiaries as Acquiror may reasonably request. The Company agrees to provide to Acquiror and its accountants, counsel and other Representatives copies of its internal financial statements (including Tax Returns and supporting documentation) promptly upon request. Acquiror shall hold any such information provided by or on behalf of the Company to Acquiror or its representatives in accordance with the provisions of the Non-Disclosure Agreement. Notwithstanding the foregoing, the Company shall not have any obligation to provide Acquiror with any such access or information if providing such access or information would (i) be prohibited under applicable Law or fiduciary duty or (ii) cause the Company to waive any attorney-client or other legal privilege.

7.14 Notification of Certain Matters. During the Pre-Closing Period, the Company shall give prompt notice to Acquiror of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which results in in the failure of any representation or warranty of the Company

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contained in this Agreement to be true or accurate at or prior to the Effective Time such that the condition in Section 2.2(b)(ii) cannot be satisfied; provided, however, that the failure of the Company to give such notice shall not be deemed to be a breach of a covenant hereunder but instead shall only constitute a breach of the underlying representation or warranty that was the subject of such failure to give such notice, and (b) any failure of the Company to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.14 shall not (i) limit or otherwise affect any remedies available to the party receiving such notice or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by or on behalf of the Company pursuant to this Section 7.14 or otherwise of any breach, inaccuracy, failure to be true, or failure to comply (or any waiver thereof) shall affect or be deemed to qualify, limit, waive, modify, amend or supplement any representation, warranty, or covenant contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Acquiror or any Indemnified Party under this Agreement, except to the extent set forth in the Disclosure Schedule or expressly waived pursuant to the terms of this Agreement.

7.15 Closing Date Balance Sheet.

(a) No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date, in a form reasonably acceptable to Acquiror and certified by the Chief Executive Officer and Chief Financial Officer of the Company, that has been prepared in accordance with the Accounting Principles and that fairly presents an estimate by the Company in good faith based on reasonable assumptions of the consolidated balance sheet of the Company as of the Closing Date, after giving effect to the Closing (the “Closing Date Balance Sheet”). The Closing Date Balance Sheet shall also include a good faith calculation, in reasonable detail, of the Closing Net Working Capital Adjustment Amount (the “Estimated Closing Net Working Capital Adjustment Amount”) and each of the components and subcomponents thereof. The Company shall not take or fail to take any action with the intention or for the purpose of manipulating the Closing Net Working Capital Adjustment Amount (it being understood that efforts to maximize Closing Net Working Capital in the ordinary course of business consistent with past practice will not be deemed to be manipulative). No later than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a preliminary Closing Date Balance Sheet. The Company shall consider in good faith any of Acquiror’s reasonable comments to such preliminary Closing Date Balance Sheet and the figures and calculations set forth thereon and provide any additional supporting documentation reasonably requested by Acquiror. The Closing Date Balance Sheet and the Estimated Closing Net Working Capital Adjustment Amount shall take into account any adjustments to the preliminary Closing Date Balance Sheet requested by Acquiror in good faith and not otherwise rejected by the Company in its good faith determination. Nothing in this Section 7.15, including the fact that Acquiror may provide comments or request changes to the preliminary Closing Date Balance Sheet or any of the figures or calculations set forth thereon or that Acquiror and the Company may agree to changes to the information or amounts on the Closing Date Balance Sheet, shall in any way limit the right of any Person under this Section 7.15 or Article IX.

(b) Within ninety (90) days after the Closing Date, Acquiror shall deliver to the Securityholder Representative a statement (the “Post-Closing Statement”) setting forth Acquiror’s good faith calculation of (i) the Closing Net Working Capital Adjustment Amount and each of the components and subcomponents thereof, and (ii) proposed Closing Net Working Capital Surplus or proposed Closing Net Working Capital Shortfall, as applicable, and each of the components thereof. The Post-

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Closing Statement and Acquiror’s calculation of the Closing Net Working Capital Adjustment Amount and each of the components thereof shall be determined in accordance with the Accounting Principles.

(c) During the forty-five (45) day period following delivery of the Post-Closing Statement to the Securityholder Representative, Acquiror shall, and shall cause its Representatives to, use commercially reasonable efforts to cooperate with the Securityholder Representative and its Representatives to provide them with information used in preparing the Post-Closing Statement reasonably requested by the Securityholder Representative and its Representatives including, upon reasonable advance notice, reasonable access during normal business hours to relevant personnel and records of Acquiror and the Company. The Post-Closing Statement shall become final and binding at the end of the thirtieth (30th) day following delivery thereof, unless prior to the end of such period, the Securityholder Representative delivers to Acquiror written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any disputed item. The Securityholder Representative shall be deemed to have agreed with all items and amounts in the Post-Closing Statement not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review under Section 7.15(e).

(d) During the fifteen (15) day period following delivery of a Notice of Disagreement by the Securityholder Representative to Acquiror, the parties shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified therein. During such fifteen (15) day period, the Securityholder Representative and the Company Securityholders shall, and shall cause their Representatives to, cooperate with Acquiror and its Representatives to provide them with information used in the preparation of such Notice of Disagreement reasonably requested by Acquiror or its Representatives including, upon reasonable advance notice, reasonable access during normal business hours to relevant personnel and records of the Securityholder Representative and its Representatives. Any disputed items resolved in writing between the Securityholder Representative and Acquiror within such fifteen (15) day period shall be final and binding with respect to such items, and if the Securityholder Representative and Acquiror agree in writing on the resolution of each disputed item specified in the Notice of Disagreement, the amount so determined shall be final and binding on the parties for all purposes hereunder.

(e) If the Securityholder Representative and Acquiror have not resolved all such differences by the end of such fifteen (15) day period (or such later period if extended in a writing signed by the Securityholder Representative and Acquiror) (the “Resolution Deadline”), the Securityholder Representative and Acquiror shall submit, in writing, to a nationally recognized public accounting firm agreed upon in writing by the Securityholder Representative and Acquiror (each acting reasonably) (the “Accounting Firm”) their briefs detailing their views as to the correct nature and amount of each item remaining in dispute, and the Accounting Firm shall make a written determination as to each such disputed item and the amount so disputed (in each case, if and to the extent disputed), which determination shall be final and binding on the parties for all purposes hereunder. The Accounting Firm’s determination of the Closing Net Working Capital Adjustment Amount, and each of the components thereof, shall be determined in accordance with the Accounting Principles. The Accounting Firm shall be authorized to resolve only those items remaining in dispute between the parties in accordance with the provisions of this Section 7.15(e), which resolution shall be either the amount of such disputed item as proposed by Acquiror in the Post-Closing Statement or the amount of such disputed item as proposed by the Securityholder Representative in the Notice of Disagreement. The determination of the Accounting Firm shall be accompanied by a certificate of the Accounting Firm that it reached such determination in accordance with the provisions of this Section 7.15(e). The Securityholder Representative and Acquiror shall use their commercially reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to it within thirty

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(30) days following the submission thereof. Judgment may be entered upon the written determination of the Accounting Firm in any competent court. Notwithstanding anything to the contrary in this Agreement, the costs of any dispute resolution pursuant to this subsection, including the fees and expenses of the Accounting Firm and of any enforcement of the determination thereof, shall be borne by Acquiror and the Securityholder Representative (on behalf of the Securityholders) in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with their preparation or review of the Post-Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(f) For purposes of this Agreement, “Final Closing Net Working Capital Adjustment Amount” means the Closing Net Working Capital Adjustment Amount, as finally determined in accordance with this Section 7.15. The parties agree that:

(i) If the Final Closing Net Working Capital Adjustment Amount is less than the Estimated Closing Net Working Capital Adjustment Amount set forth in the Payment Spreadsheet and used to calculate the Total Closing Consideration (the amount (if any) by which Final Closing Net Working Capital Adjustment Amount is less than the Estimated Closing Net Working Capital Adjustment Amount set forth in the Payment Spreadsheet and used to calculate the Total Closing Consideration, the “Closing Net Working Capital Shortfall”), then Acquiror shall recover the Closing Net Working Capital Shortfall from the Indemnity Escrow Shares then-remaining in the Indemnity Escrow Fund, which shall be Acquiror’s sole recourse in case of any Closing Net Working Capital Shortfall. Promptly after the final determination of the Final Closing Net Working Capital Adjustment Amount, Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent to release to Acquiror that number of Indemnity Escrow Shares contemplated by this Section 7.15(f)(i), rounded down to the nearest whole number of shares (with each Indemnity Escrow Share being valued at the Acquiror Share Price).

(ii) If the Final Closing Net Working Capital Adjustment Amount is greater than the Estimated Closing Net Working Capital Adjustment Amount set forth in the Payment Spreadsheet and used to calculate the Total Closing Consideration (the amount (if any) by which Final Closing Net Working Capital Adjustment Amount is greater than the Estimated Closing Net Working Capital Adjustment Amount set forth in the Payment Spreadsheet and used to calculate the Total Closing Consideration, the “Closing Net Working Capital Surplus”), then Acquiror shall issue to the Indemnifying Parties that number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (A) the Closing Net Working Capital Surplus, by (B) the Acquiror Share Price, rounded down to the nearest whole number of shares, with each Indemnifying Party to receive that number of shares contemplated by Section 1.3.

(iii) If the Final Closing Net Working Capital Adjustment Amount is equal to the Estimated Closing Net Working Capital Adjustment Amount set forth in the Payment Spreadsheet and used to calculate the Total Closing Consideration at the Closing, then there shall be no adjustments or further obligations under this Section 7.15.

(iv) Notwithstanding anything to the contrary in this Section 7.15, neither this Section 7.15 nor any final determination of the Final Closing Net Working Capital Adjustment Amount in accordance with this Section 7.15 shall limit any claim of an Indemnified Party for any Fraud.

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7.16 Director and Officer Insurance and Indemnity.

(a) Prior to the Closing, the Company shall obtain at its expense a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six (6) years from the Effective Time, and (ii) contains coverage terms comparable to or better than those applicable to the current directors and officers of the Company and its Subsidiaries (the “Company D&O Tail Policy”). The Surviving Corporation (following the Effective Time), and Acquiror shall not cancel (or permit to be cancelled) the Company D&O Tail Policy during its term.

(b) Subject to Section 9.2(b), if the Merger is consummated, until the sixth (6th) anniversary of the Closing Date, the Surviving Corporation shall fulfill and honor in all respects (i) the obligations of the Company to its directors and officers as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to any indemnification agreements between the Company and such Company Indemnified Parties existing as of the Agreement Date that are Made Available and set forth in the Disclosure Schedule with respect to claims arising out of matters occurring at or prior to the Effective Time, and (ii) the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Restated Certificate of Incorporation and Restated Bylaws, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as otherwise contemplated by this Agreement or required by applicable Law. Any claims for indemnification made under such indemnification agreements or the certificate of incorporation or bylaws of the Surviving Corporation on or prior to the sixth (6th) anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.

(c) For the avoidance of doubt, and notwithstanding anything herein to the contrary, but subject to Section 1.5(b) hereof, Acquiror shall be under no obligation to maintain the existence of the Surviving Corporation for any specified period following the Effective Time; provided that, if the Surviving Corporation or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation set forth in this Section  7.16.

7.17 Non-Reliance.

(a) Without limiting any claim for Fraud, including pursuant to Sections 9.2(a)(vii) or 9.2(a)(viii), except as set forth in Article III, the Disclosure Schedule, or any certificate referenced in this Agreement and delivered pursuant hereto, neither Acquiror nor Merger Sub is relying on, and each of them acknowledges that no current or former stockholder, director, officer, employee, affiliate, advisor or other representative of the Company or any other Person, has made or is making, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

(b) Notwithstanding any other provision in this Agreement, including Section 7.17(a) and Sections 9.2(a)(vii) or 9.2(a)(viii), the Indemnified Parties shall have no claim or right to recovery pursuant to Article IX or otherwise (including with respect to any claim for Fraud), and none of the Indemnifying Parties or any other person shall have or be subject to any liability to the Indemnified Parties or any other person, with respect to (i) any information, documents or materials furnished,

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delivered or made available by the Company or its Affiliates, officers, directors, employees, agents or advisors to Acquiror or Merger Sub prior to April 3, 2019; (ii) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof), sales pipeline data, product roadmaps or development plans, hiring plans of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered to or made available to Acquiror, Merger Sub or their respective representatives or Affiliates, including those set forth in management presentations.

7.18 Required Financial Statements.

(a) For purposes of this Agreement, the “Relevant Financial Statements” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of the last day of each of the last three (3) fiscal years ending prior to the Closing Date, and the consolidated statements of stockholders’ equity, operations and cash flow of the Company and its Subsidiaries for the twelve (12) month period then-ended, prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated. The Company shall engage an independent certified public accounting firm registered with the PCAOB that is acceptable to Acquiror, the “Audit Firm” to perform an audit of the Relevant Financial Statements (the “Audit”), and shall submit to the Audit Firm the Relevant Financial Statements to perform such audit. The Company shall use its reasonable best efforts to cause the Audit Firm to complete the Audit and to deliver to Acquiror the Audit, together with an unqualified opinion from the Audit Firm with respect to the Audit (the Relevant Financial Statements as so audited by the Audit Firm and accompanied by such unqualified opinion of the Audit Firm with respect thereto, the “Required Audited Financial Statements”) as promptly as reasonably practicable. The Company shall cause the Relevant Financial Statements when delivered to the Audit Firm to, and the Required Audited Financial Statements when delivered to Acquiror shall, (A) be derived from and will be, in accordance with, the Books and Records, and (B) fairly present the financial condition of the Company and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein specified (clauses (A) and (B), the “Preparation Guidelines”).

(b) As promptly as reasonably practicable, and in any event within thirty (30) days, following the end of each calendar quarter ending on or after December 31, 2018, the Company shall prepare and deliver to Acquiror an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the last date of each such calendar quarter, and an unaudited statement of stockholders’ equity, operations and cash flow for such calendar quarter, as well as an unaudited consolidated balance sheet of the Company and a statement of stockholders’ equity, operations and cash flow for the corresponding periods (the “Unaudited Interim Financial Statements”, and together with the Required Audited Financial Statements, the “Required Financial Statements”), which Unaudited Interim Financial Statements shall be in accordance with PCAOB Standards AS 4105, and the applicable rules and regulations promulgated by the SEC for interim financial information, including Regulation S-X and Rule 3-05 thereunder, and prepared in accordance with GAAP and the Preparation Guidelines, applied on a consistent basis throughout the periods indicated. The Company shall take such actions to cause the Required Financial Statements to be delivered to Acquiror as promptly as reasonably practicable such that Acquiror will be able to file the Required Financial Statements with the SEC no later than the date that is seventy (70) days after the Closing Date.

(c) The Company shall (x) cooperate promptly with, and use its reasonable best efforts to cause its Affiliates and its and their Representatives (including the Audit Firm) to cooperate promptly with, Acquiror and its Representatives in connection with the preparation of the Required Financial

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Statements and to consider, and use its reasonable best efforts to cause the Audit Firm to consider, in good faith all of Acquiror’s reasonable comments in connection therewith, (y) assist promptly, and use its reasonable best efforts to cause its Representatives (including the Audit Firm) to assist promptly, Acquiror and its Representatives in connection with the preparation of any filings, documents, or other materials, including any pro forma financial statements, that may be required in connection with the Merger and the other transactions contemplated hereby, or otherwise in connection with Acquiror’s reporting obligations or public offerings under applicable federal securities Laws, including all applicable requirements of the Exchange Act, the Securities Act, and Regulation S-X, and (z) supply promptly and further furnish promptly, and use its reasonable best efforts to cause its Representatives (including the Audit Firm) to supply and furnish promptly, any and all information, documents, and records as Acquiror may reasonably request, and provide reasonable access to the Company’s personnel and facilities, in connection with the matters contemplated by this Section 7.18. The Company agrees that no information or documents delivered by the Company to Acquiror pursuant to this Section 7.18 will contain any untrue statement of a material fact or will omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made not misleading, and the Required Financial Statements will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof.

(d) Whether or not the Merger are consummated, the Company shall be responsible for all of the fees, costs, and expenses incurred in connection with the Audit and the preparation of the Required Financial Statements, including those of the Audit Firm (the “Required Financials Expenses”), all of which shall be Third Party Expenses.

ARTICLE VIII

PRE-CLOSING TERMINATION OF AGREEMENT

8.1 Termination. Except as provided in Section 8.3, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing only:

(a) by mutual agreement of the Company and Acquiror;

(b) by Acquiror if the Company Requisite Stockholder Approval shall not have been obtained by the Company and delivered to Acquiror within two (2) Business Days after the S-4 Effective Time; provided, however, that Acquiror’s right to terminate this Agreement pursuant to this Section 8.1(b) shall expire after the Company’s delivery of a valid Company Requisite Stockholder Approval;

(c) by either Acquiror or the Company if (i) the Acquiror Shareholders’ Meeting (including each adjournment and postponement thereof) shall have been held and completed and Acquiror’s shareholders shall have taken a final vote on this Agreement, the Merger, and the issuance of the Acquiror Ordinary Shares in the Merger, and (ii) this Agreement, the Merger, and the issuance of the Acquiror Ordinary Shares in the Merger shall not have been approved at the Acquiror Shareholders’ Meeting (or any adjournment or postponement thereof) by the Acquiror Requisite Shareholder Approval; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to Acquiror where the failure to obtain the Acquiror Requisite Shareholder Approval shall have been caused by an action or failure to act of Acquiror and such action or failure to act constitutes a material breach by Acquiror of this Agreement;

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(d) by Acquiror or the Company if the Closing Date shall not have occurred by December 31, 2019 (the “End Date”); provided that if, on the End Date, all of the conditions set forth in Section 2.2, other than the conditions set forth in (i) Section 2.2(a)(iv)(A), Section 2.2(a)(iv)(B), or Section 2.2(a)(iv)(C), (ii) Section 2.2(a)(v) (to the extent such Law or Order preventing the consummation of the Merger is, or is issued by CFIUS or another Governmental Entity in respect of, the DPA or any similar Law or is, or is issued by a Governmental Entity in respect of, any Antitrust Law), or (iii) Section 2.2(a)(vi) (to the extent relating to the matters referenced in the foregoing clauses (i) or (ii), and those conditions that by their nature are to be satisfied on the Closing Date (if such conditions would be satisfied or validly waived were the Closing Date to occur at such time), shall have been satisfied or waived, then Acquiror shall have the right, at its sole discretion, upon (x) written notice to the Company and (y) payment by wire transfer of immediately available funds to an account designated by the Company in writing, an amount in cash equal to $1,400,000 (the “Extension Fee”) on such End Date, to extend the End Date for all purposes hereunder by a period of one (1) month (and the definition of “End Date” shall be deemed to be such extended date); provided, further, that such option to extend the End Date (and the resulting change in the definition of “End Date”) shall not be elected more than twice; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes material breach of this Agreement;

(e) by either Acquiror or the Company if any Law or final and non-appealable Order shall be in effect which has the effect of making the Merger illegal or otherwise prohibits prevents consummation of the Merger;

(f) by Acquiror if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 2.2(b)(i) and 2.2(b)(i) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) calendar days after written notice thereof to the Company (a “Company Breach”); provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Section 2.2 for the benefit of Acquiror are incapable of being satisfied on or before the End Date;

(g) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Acquiror contained in this Agreement such that the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(i) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) calendar days after written notice thereof to Acquiror; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Section 2.2 for the benefit of the Company are incapable of being satisfied on or before the End Date;

(h) by Acquiror or the Company in the event of a CFIUS Turndown or DSS Turndown; or

(i) by Acquiror or the Company in the event of an Acquiror Rejected CFIUS Condition or Acquiror Rejected DSS Condition.

8.2 Termination Fee.

(a) If (i) this Agreement is terminated (A) by Acquiror or the Company pursuant to Section 8.1(d) (End Date) if, at the time of such termination, all of the conditions set forth in

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Section 2.2, other than the conditions set forth in (x) Section 2.2(a)(iv)(B), or Section 2.2(a)(iv)(C), (y) Section 2.2(a)(v) (to the extent such Law or Order preventing the consummation of the Merger is, or is issued by CFIUS or another Governmental Entity in respect of, the DPA or any similar Law), or (z) Section 2.2(a)(vi) (to the extent relating to the matters referenced in the foregoing clauses (x) or (y), and those conditions that by their nature are to be satisfied on the Closing Date (if such conditions would be satisfied or validly waived were the Closing Date to occur at such time), shall have been satisfied or waived, (B) by Acquiror or the Company pursuant to Section 8.1(e) (Prohibition by Governmental Law or Order) (to the extent such Law or Order preventing the consummation of the Merger is, or is issued by CFIUS or another Governmental Entity in respect of, the DPA or any similar Law), (C) by Acquiror or the Company pursuant to Section 8.1(h) (CFIUS Turndown or DSS Turndown), or (D) by Acquiror or the Company pursuant to Section 8.1(i) (Acquiror Rejected CFIUS Condition or Acquirer Rejected DSS Condition), and (ii) at the time of such termination there is no Company Breach, then Acquiror shall, no later than the date that is two (2) Business Days after such termination, pay, or cause to be paid, to the Company, by wire transfer of immediately available funds to an account designated by the Company in writing, an amount in cash equal to $3,510,000 (the “Termination Fee”). The parties hereby acknowledge and agree that (i) in no event shall Acquiror be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times, or as a result of the occurrence of different events and (ii) payment of any Extension Fee shall in no way relieve the Acquiror from its obligation to pay any Termination Fee payable hereunder.

(b) Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.3, in the event Acquiror pays the Termination Fee to the Company (even if any element requiring payment thereof is waived), none of Acquiror or any of the Indemnified Parties, or any of their respective successors or assigns (collectively, the “Acquiror Related Parties”) will have any further liability or obligation to the Company or any of the other Company Related Parties or any other Person under, arising out of, relating to, or in connection with this Agreement or the transactions contemplated hereby (except that Acquiror shall continue to be bound by the Non-Disclosure Agreement). Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but liquidated damages, in a reasonable amount that will compensate the Company and its Affiliates, including its Subsidiaries, the Securityholders, and each Representative of the foregoing (collectively, the “Company Related Parties”) in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and endeavoring to consummate the transactions contemplated hereby, and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, (iii) subject to Section 8.3, in the event Acquiror pays the Termination Fee to the Company (even if any element requiring payment thereof is waived), none of the Company or any of the other Company Related Parties or any other Person shall (x) assert any claim or seek to obtain any recovery, judgment, or relief (whether in law or in equity, including specific performance) against Acquiror or any of the other Acquiror Related Parties or any of their respective assets, or (y) be entitled to seek or obtain any other damages of any kind, including consequential, indirect, special or punitive damages, in any case, under, arising out of, relating to, or in connection with this Agreement or the transactions contemplated hereby, and (iv)  without these agreements, the parties would not have entered into this Agreement.

8.3 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub, or the Company, or their respective Representatives, if applicable; provided, however, that each party hereto shall remain liable for any Willful Breach of this Agreement,

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any of the Related Agreements (with respect to the parties thereto), or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; and provided further, however, that, the provisions of Sections 7.11 (Third Party Expenses), 10.2 (Exculpation and Indemnification of Securityholder Representative), Article XI (General Provisions), and this Section 8.3 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

ARTICLE IX

POST-CLOSING INDEMNIFICATION

9.1 Survival.

(a) Company. The representations and warranties of the Company set forth in Article III of this Agreement or in any certificate delivered by or on behalf of the Company pursuant to Section 2.2(b)(xvi) shall survive until 11:59 p.m. (Prevailing Pacific Time) on the date that is eighteen (18) months following the Closing Date (the “Expiration Date”); provided, however, that the representations and warranties of the Company set forth in Section 3.1 (Organization and Good Standing), Section 3.2 (Authority and Enforceability), Section 3.4(a) (Conflicts), Section 3.5 (Company Capital Structure), and Section 3.24 (Certain Third Party Expenses) (collectively, the “Fundamental Representations”) or set forth in any certificate delivered by or on behalf of the Company pursuant to Section 2.2(b)(xvi) related thereto shall survive until 11:59 p.m. (Prevailing Pacific Time) on the date that is five (5) years following the Closing Date; provided, further, however, that the representations and warranties of the Company set forth in Section 3.9 (Tax Matters) (the “Tax Representations”) or set forth in any certificate delivered by or on behalf of the Company pursuant to Section 2.2(b)(xvi) related thereto shall survive until 11:59 p.m. (Prevailing Pacific Time) on the date that is thirty (30) days after the expiration of the longest statute of limitations applicable to the Taxes addressed by such representation or warranty, after giving effect to any waiver, mitigation, tolling or extension thereof; provided, further, however, that in the event of a Fraud with respect to any such representation or warranty, such representation or warranty shall survive until the longer of the expiration of the foregoing applicable survival period or 11:59 p.m. (Prevailing Pacific Time) on the date that thirty (30) days after the expiration of the statute of limitations applicable to such Fraud; provided, further, that all such representations and warranties of or made on behalf of the Company shall survive beyond the Expiration Date or other survival periods specified above if a Claim Notice is delivered hereunder prior to the expiration of the survival period for such representation or warranty, in which case such representation or warranty shall survive only as to such Claim Notice until such Claim Notice has been finally resolved.

(b) Acquiror. The representations and warranties of Acquiror and Merger Sub contained in Sections 4.1, 4.2, 4.3, and 4.7 and in the certificate delivered by Acquiror pursuant to Section 2.2(c)(v) shall survive for a period of twelve (12) months following the Closing Date, and all other representations and warranties of Acquiror and Merger Sub contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall terminate and be of no further force and effect at the Closing.

(c) Agreement Controls. For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, it is the intention of the parties hereto that the respective survival periods and termination dates set forth in this Section 9.1 supersede any applicable statutes of limitations that would otherwise apply to such representations, warranties, and certifications.

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9.2 Indemnification.

(a) From and after and by virtue of the Merger, the Indemnifying Parties agree, severally and not jointly to indemnify and hold harmless Acquiror and its Affiliates (including the Surviving Corporation) and its and their respective Representatives (the “Indemnified Parties”) from and against all losses, liabilities, damages (excluding punitive or exemplary damages except to the extent awarded to a third party in any Action), deficiencies, Taxes, costs, interest, awards, judgments, settlements, penalties and expenses, including attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigation, defending against, prosecuting, or settling any of the foregoing) and court or arbitration costs (individually, a “Loss” and, collectively “Losses”), paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (regardless of whether or not such Losses relate to any Third Party Claims) directly or indirectly resulting from, arising out of, or relating to any of the following:

(i) (x) any breach of, or inaccuracy in, as of the execution and delivery of this Agreement or as of the Effective Time (as though made as of such time), any representation or warranty of the Company contained in Article III of this Agreement (other than the Fundamental Representations), or any breach of, or inaccuracy in, any representation or warranty in any certificate referenced in this Agreement and delivered pursuant hereto (other than concerning the Fundamental Representations), or (y) any Action by a third-party, including the investigation, defense, prosecution or settlement thereof, if an adverse judgment in connection with such Action could give the Indemnified Parties a claim for indemnification under clause (x) of this Section 9.2(a)(i);

(ii) (x) any breach of, or inaccuracy in, as of the execution and delivery of this Agreement or as of the Effective Time (as though made as of such time), of any Fundamental Representation, or any breach of, or inaccuracy in, any representation or warranty in any certificate referenced in this Agreement and delivered pursuant hereto (excluding the certificates referenced in Sections 9.2(a)(i)), or (y) any Action by a third-party, including the investigation, defense, prosecution, or settlement thereof, if an adverse judgment in connection with such Action could give the Indemnified Parties a claim for indemnification under clause (x) of this Section 9.2(a)(ii);

(iii) any breach of, default in, or failure by the Company or the Securityholder Representative to perform or comply with any of its covenants or agreements set forth in this Agreement (that in the case of the Company, require performance at or prior to the Effective Time);

(iv) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in any information or calculations set forth in the Payment Spreadsheet, or the Statement of Expenses, including any inaccuracy in the calculation of, and any overstatement, or understatement or failure to include, in the Payment Spreadsheet the Total Closing Consideration (or any component thereof, including with respect to Closing Indebtedness, Closing Cash, Third Party Expenses or the Tax Amount), provided, however, that for the avoidance of doubt, the provisions of Section 7.15 sets forth the sole remedy with respect to the calculation and recovery of a Closing Net Working Capital Shortfall and any liability thereto;

(v) any Liabilities relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code;

(vi) regardless of any disclosure of any matter set forth in the Disclosure Schedule, (x) any breach of fiduciary duty by any current or former director or officer of the Company or any of the Company’s Subsidiaries, (y) any payment in respect of any Dissenting Shares in excess

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of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and any other Losses paid, incurred, suffered or sustained in respect of any Dissenting Shares, including all attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any claim, action or proceeding in respect of Dissenting Shares, or (z) any Action by a third-party, including the investigation, defense, or prosecution, but not any settlement thereof, if an adverse judgment in connection with such Claim Action could give the Indemnified Parties a claim for indemnification under either clause (x) or (y) of this Section 9.2(a)(vi);

(vii) any Fraud in respect of a representation or warranty set forth in Article III of this Agreement, any certificate referenced in this Agreement and delivered pursuant hereto, or a covenant or agreement set forth in this Agreement;

(viii) any Fraud committed by the Company or any of its Subsidiaries or any of their respective Representatives acting on behalf of or the benefit of the Company or any of its Subsidiaries in connection with or in furtherance of this Agreement, the Merger or the other transactions contemplated hereby, which Fraud is not in respect of a representation or warranty set forth in Article III of this Agreement, any certificate referenced in this Agreement and delivered pursuant hereto, or a covenant or agreement set forth in this Agreement; or

(ix) any Pre-Closing Taxes.

(b) No Indemnifying Party (including any officer or director of the Company or any of its Subsidiaries) shall have any right of contribution, indemnification or right of advancement from Acquiror or any of its Affiliates (including the Surviving Corporation) with respect to any Loss due and payable by such Indemnifying Party under this Article IX in his, her, or its capacity as an Indemnifying Party.

(c) Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article IX will be treated as adjustments to the Total Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Laws.

(d) Subject to Section 8.3, this Article IX shall be the sole and exclusive remedy of the Indemnified Parties against the Indemnifying Parties from and after the Effective Time in connection with a claim arising under this Agreement, including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement; provided, however, that (i) this Section 9.2(d) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief as contemplated by Section 11.9, and (ii) nothing in this Agreement shall limit the liability of an Indemnifying Party (and this Article IX shall not be the sole and exclusive remedy in respect of such Indemnifying Party) for Fraud committed by such Indemnifying Party or of which Fraud such Indemnifying Party had actual knowledge.

(e) For purposes of this Article IX only, when determining the amount of Losses suffered by an Indemnified Party as a result of any, or whether there occurred any, breach or inaccuracy of a representation or warranty or any failure to perform or comply with any covenant or agreement applicable that is qualified or limited in scope as to materiality or Company Material Adverse Effect or similar qualification, such representation, warranty, covenant or agreement shall be deemed to be made without such qualification or limitation.

(f) In the event an Indemnified Party has suffered a Loss which would give rise to a right to be indemnified under more than one of the subclauses of Section 9.2(a), such Indemnified Party shall

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be entitled to make a claim for such Losses under any and all such subclauses; provided that, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, in no event shall any Indemnified Party be entitled to any double recovery with respect to any particular Loss or claim. For the avoidance of doubt, nothing in this Agreement shall require any Indemnified Party to make any claim under this Article IX and, subject to the survival periods set forth in Section 9.1, no such claim shall be waived or otherwise prejudiced as a result of any delay in making such claim.

(g) Subject to the other applicable provisions regarding indemnification contained in this Article IX, if the Indemnifying Parties are obligated to reimburse or compensate the Indemnified Parties for any Losses in connection with a claim by any of the Indemnified Parties under this Article IX, then indemnification for such Losses shall, subject to the applicable limitations, if any, set forth in this Article IX, be satisfied first from the Indemnity Escrow Fund, and second, to the extent the Indemnity Escrow Fund is insufficient to satisfy such claims, by asserting claims directly against one or more Indemnifying Parties, in each case, subject to the limitations set forth in this Article IX. For purposes of satisfaction of indemnification claims under this Article IX and determining the limitations on liability set forth in this Article IX, the Indemnity Escrow Shares and any other Acquiror Ordinary Shares issued pursuant to this Agreement shall be valued at the Acquiror Share Price.

(h) The rights of the Indemnified Parties to indemnification, compensation, reimbursement, or payment of Losses or any other remedy under this Agreement shall not be affected by any investigation or examination conducted with respect to, or any knowledge possessed or acquired (or capable of being possessed or acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, by or on behalf of any of the Indemnified Parties or any of their Affiliates or any of their respective Representatives with respect to the accuracy or inaccuracy or breach of, or compliance with, any representation, warranty, certification, covenant, or any other matter. The waiver of any condition in this Agreement based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation, reimbursement, or payment of Losses, or any other remedy based on any such representation, warranty, certification, covenant, or agreement. Except in the case of Fraud, no Indemnified Party shall be required to show reliance on any representation, warranty, certification, or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation, reimbursement, or payment hereunder.

9.3 Limitations on Indemnification.

(a) Subject to Section 9.3(f), the Indemnified Parties, as a group, may not recover any Losses pursuant to a claim under Section 9.2(a)(i), subclause (y) of Sections 9.2(a)(ii), Section 9.2(a)(iii), or Section 9.5(c), (i) unless and until the Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least $1,000,000 in Losses in the aggregate (the “Deductible”), in which case, subject to the other applicable limitations herein, the Indemnified Parties shall be entitled to recover Losses paid, incurred, suffered or sustained by the Indemnified Parties as a group in excess of the Deductible, and (ii) unless such claim or series of related claims exceeds $100,000 (the “Per Claim Threshold”), in which case, subject to the other applicable limitations herein, the Indemnified Parties shall be entitled to recover all Losses, including the Per Claim Threshold, paid, incurred, suffered or sustained by the Indemnified Parties with respect to such claim or series of related claims. For the avoidance of doubt, the limitations set forth in this Section 9.3(a) shall not apply to claims under subclause (x) of Section 9.2(a)(ii) or clauses (iv) through (ix) of Section 9.2(a), inclusive.

(b) Subject to Section 9.3(f), the Indemnified Parties’ sole and exclusive source of recovery for claims under Section 9.2(a)(i), subclause (y) of Section 9.2(a)(ii), clause (z) of Section 9.2(a)(vi),

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Section 9.2(a)(viii), and Section 9.5(c) shall be recourse against the Indemnity Escrow Fund. For the avoidance of doubt, the limitations set forth in this Section 9.3(b) shall not apply to claims under subclause (x) of Section 9.2(a)(ii), clauses (iii), (iv), (v), (vii) and (ix) of Section 9.2(a), or clauses (x) or (y) of Section 9.2(a)(vi) and the Indemnified Parties shall, subject to the other applicable limitations herein, be permitted to recover directly from the Indemnifying Parties for claims under subclause (x) of Section 9.2(a)(ii), clauses (iii), (iv), (v), (vii) and (ix) of Section 9.2(a), or clauses (x) or (y) of Section 9.2(a)(vi), in each case, only up to such Indemnifying Party’s Pro Rata Portion of such claim.

(c) Subject to Section 9.3(f), the aggregate liability of each Indemnifying Party for indemnification claims recovered directly from such Indemnifying Party under Section 9.2(a) (excluding, for the avoidance of doubt, claims recovered from the Indemnity Escrow Fund) shall be limited, in the aggregate, to a dollar amount equal to the sum of (i) the value of the Acquiror Ordinary Shares issued or issuable (including any Indemnity Escrow Shares transferred from the Escrow Agent) to such Indemnifying Party (or his, her, or its designee, assignee, transferee, or successor in interest), plus (ii) any and all amounts deducted or withheld in respect of Taxes or any Loan Repayment Amount with respect to such Indemnifying Party, plus (iii) such Indemnifying Party’s aggregate Per Share Expense Contribution.

(d) The amount of any Loss payable under this Article IX by an Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party from insurance policies, net of the following: (i) third party costs and expenses (including Taxes) incurred by such Indemnified Party or its Affiliates and its and their respective Representatives in procuring such recovery; (ii) any increases in premiums or premium adjustments to the extent attributable to such recovery (applicable to any past, present or future premiums); and (iii) deductibles and other amounts incurred in connection with such recovery; provided, however that, other than with respect to the Company D&O Tail Policy, the Indemnified Parties shall have no obligation to seek recovery under any insurance policies or to maintain any insurance policies for any period of time.

(e) The Indemnified Parties shall, to the extent required by applicable Law, use commercially reasonable efforts to mitigate Losses indemnifiable under this Article IX; provided, however, that, notwithstanding the foregoing or anything else herein to the contrary, other than with respect to the Company D&O Tail Policy, in no event shall any of the Indemnified Parties be required to assert any claim or otherwise seek recourse any against any current or former insurers, insurance policies, customers, suppliers, resellers, vendors, partners, commercial counterparties, or other Representatives of any of the Indemnified Parties or their respective Affiliates.

(f) Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit (i) the liability of an Indemnifying Party for Fraud committed by such Indemnifying Party or of which Fraud such Indemnifying Party had actual knowledge, or (ii) the right of Acquiror or any other Indemnified Party to pursue remedies under any Related Agreement against the parties thereto. Notwithstanding anything herein to the contrary, but subject to Section 8.3, if the Merger is not consummated, nothing in this Article IX shall limit the liability of any party hereto for any breach of any representation, warranty, covenant or agreement contained in this Agreement, any Related Agreement (against the parties thereto) or any certificates or other instruments executed and delivered by any party in connection with the transactions contemplated by this Agreement.

9.4 Claim Procedures.

(a) Subject to the limitations set forth in Section 9.3, if an Indemnified Party wishes to make a claim under this Article IX, such Indemnified Party shall deliver a written notice (a “Claim Notice”) to

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the Securityholder Representative (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) to the extent reasonably available, specifying such Losses in reasonable detail, the date that each such Loss was paid, incurred, suffered or sustained, or the basis for such anticipated Losses, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant or other indemnifiable matter. Acquiror may update a Claim Notice from time to time to reflect any change in circumstances following the date thereof. A failure by an Indemnified Party to give complete, accurate, or, subject to the survival periods set forth in Section 9.1, timely notice of a Claim Notice will not affect the rights or obligations of any party hereunder. If a claim under this Article IX may be brought under different or multiple sections, clauses or sub-clauses of Section 9.2(a) (or with respect to different or multiple representations, warrants or covenants), then the Indemnified Parties shall have the right to bring such claim under any or each such section, clause, subclauses, representation, warranty or covenant (each a “Subject Provision”) that it chooses and the Indemnified Parties will not be precluded from seeking indemnification under any Subject Provision by virtue of the Indemnified Parties not being entitled to seek indemnification under any other Subject Provision.

(b) If the Securityholder Representative on behalf of the Indemnifying Parties shall not object in writing within thirty (30) days of delivery of a Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable claim (a “Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Securityholder Representative on behalf of the Indemnifying Parties that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Claim Notice (an “Unobjected Claim”). In such event, Acquiror and the Securityholder Representative shall, as promptly as practicable thereafter (and in any event within two (2) Business Days thereafter), deliver a joint written instruction to the Escrow Agent to release to Acquiror from the Indemnity Escrow Fund that number of Indemnity Escrow Shares having an aggregate value equal to the amount of Losses set forth in the Unobjected Claim. Should the Indemnity Escrow Shares then-remaining in the Indemnity Escrow Fund, if any, be insufficient to satisfy in whole the full amount of Losses set forth in the Unobjected Claim, then, subject to any applicable limitations set forth in this Article IX, each Indemnifying Party shall, within ten (10) Business Days following the date of such failure to so object, pay to Acquiror in cash such Indemnifying Party’s Pro Rata Portion of such shortfall.

(c) In the event that the Securityholder Representative shall deliver a Claim Objection Notice in accordance with Section 9.4(b), the Securityholder Representative and Acquiror shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Securityholder Representative and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties (a “Resolution Memorandum”). In such event, Acquiror and the Securityholder Representative shall, as promptly as practicable thereafter (and in any event within two (2) Business Days thereafter), deliver a joint written instruction to the Escrow Agent to release to Acquiror from the Indemnity Escrow Fund that number of Indemnity Escrow Shares having an aggregate value equal to the amount of Losses set forth in the Resolution Memorandum. Should the Indemnity Escrow Shares then-remaining in the Indemnity Escrow Fund, if any, be insufficient to satisfy in whole the full amount of Losses set forth in the Resolution Memorandum, then, subject to any applicable limitations set forth in this Article IX, each Indemnifying Party shall, within ten (10) Business Days following the date of such Resolution Memorandum, pay to Acquiror in cash such Indemnifying Party’s Pro Rata Portion of such shortfall.

9.5 Third Party Claims.

(a) In the event that Acquiror becomes aware of third-party written claim against an Indemnified Party that constitutes a matter for which either (i) an Indemnified Party is entitled to

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indemnification, compensation, or reimbursement under Section 9.2(a) or (ii) if determined adversely to Acquiror or any other Indemnified Party, would provide a basis for a claim under any of the matters indemnifiable under Section 9.2(a) (each, a “Third Party Claim”), Acquiror shall provide the Securityholder Representative notice of such Third Party Claim and Acquiror shall have the right in its sole discretion to conduct the defense and prosecution of and to settle or resolve any such Third Party Claim; provided, however, that a failure by Acquiror to give, or a delay in giving, such notice will not affect the liability of the Indemnifying Parties hereunder, except to the extent and only to the extent the Securityholder Representative demonstrates that the defense or prosecution of such Third Party Claim is materially prejudiced thereby. The Securityholder Representative shall have the right to receive copies of all pleadings, material written notices, and material written communications with respect to any Third Party Claim to the extent that receipt of such documents does not affect any privilege of or relating to any Indemnified Party, subject to the execution by the Securityholder Representative of Acquiror’s (and, if required, such third party’s) standard non-disclosure agreement, and shall be entitled, at the expense of the Securityholder Representative (on behalf of Indemnifying Parties), to participate in, but not to determine or conduct, any defense or prosecution of the Third Party Claim or settlement negotiations with respect to the Third Party Claim.

(b) Except with the consent of the Securityholder Representative, which shall not be unreasonably withheld, conditioned, or delayed, and which shall be deemed to have been given unless the Securityholder Representative shall have objected in writing within ten (10) Business Days after a written request for such consent by Acquiror, the amount paid in the settlement or resolution of any such Third Party Claim to the third-party claimant shall not be determinative of the amount of Losses relating to such matter or whether such Losses are indemnifiable under this Article IX. In the event that the Securityholder Representative has consented to (or shall have been deemed to have consented to) any such settlement or resolution: (i) neither the Securityholder Representative nor the Indemnifying Parties shall have any power or authority to object under any provision of this Article IX to the amount of any claim by or on behalf of any Indemnified Party against the Indemnity Escrow Fund or directly against such Indemnifying Parties for indemnity with respect to such settlement or resolution, subject to the limitations in this Article IX; (ii) Acquiror and the Securityholder Representative shall, as promptly as practicable thereafter (and in any event within two (2) Business Days thereafter), deliver a joint written instruction to the Escrow Agent to release to Acquiror from the Indemnity Escrow Fund that number of Indemnity Escrow Shares having an aggregate value equal to the amount of Losses set forth in such settlement or resolution; and (iii) should the Indemnity Escrow Shares then-remaining in the Indemnity Escrow Fund, if any, be insufficient to satisfy in whole the full amount set forth in such settlement or resolution, then, subject to any applicable limitations set forth in this Article IX, each Indemnifying Party shall, within fifteen (15) Business Days following the date of such consent or deemed consent, pay to Acquiror in cash such Indemnifying Party’s Pro Rata Portion of such shortfall.

(c) Without limiting any other provision in this Agreement or any right of recovery under Section 9.2(a), from and after and by virtue of the Merger, the Indemnifying Parties agree, severally and not jointly to indemnify and hold harmless the Indemnified Parties from and against all reasonable and documented costs and expenses, including attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigation, defending against, and prosecuting) and court or arbitration costs paid, incurred, suffered or sustained by the Indemnified Parties, or any of them directly or indirectly resulting from, arising out of, or relating to any Third Party Claim. For the avoidance of doubt, this Section 9.5(c) does not provide any indemnification for any amounts owing pursuant to a settlement of any Third Party Claim to which the Securityholder Representative does not consent (including deemed consent).

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9.6 Distribution of the Indemnity Escrow Fund. On or prior to the date that is five (5) Business Days after the Expiration Date, Acquiror and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund that number of Indemnity Escrow Shares equal to (a) the Indemnity Escrow Shares then-remaining in the Indemnity Escrow Fund, less (b) the number of Indemnity Escrow Shares that would reasonably be required to satisfy Indemnifying Parties’ indemnification obligations under Section 9.2(a) for pending claims specified in Claim Notices delivered prior to the end of the Expiration Date that have not been resolved prior to the Expiration Date (the number of Indemnity Escrow Shares to be released, the “Initial Indemnity Escrow Release Shares”, it being understood that, if the foregoing calculation of “Initial Indemnity Escrow Release Shares” results in a negative number, then “Initial Indemnity Escrow Release Shares” means zero (0) Indemnity Escrow Shares), and transfer to the Indemnifying Parties the Initial Indemnity Escrow Release Shares in accordance with their respective Escrow Pro Rata Portion. Upon the resolution of any pending claims for which Indemnity Escrow was withheld and retained in the Indemnity Escrow Fund, and after any distributions from the Indemnity Escrow Fund to the Indemnified Parties in accordance with this Article IX with respect to such claims, Acquiror and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund, the remaining Indemnity Escrow Shares that were withheld with respect to such resolved claim (each such shares so released the “Subsequent Indemnity Escrow Release Shares”), and transfer to the Indemnifying Parties the Subsequent Indemnity Escrow Release Shares in accordance with their respective Escrow Pro Rata Portion. Upon the resolution of all pending claims for which Indemnity Escrow was withheld and retained in the Indemnity Escrow Fund, and after any distributions from the Indemnity Escrow Fund to the Indemnified Parties in accordance with this Article IX, Acquiror and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund all then-remaining Indemnity Escrow Shares in the Indemnity Escrow Fund (the “Final Indemnity Escrow Release Shares”), and transfer to the Indemnifying Parties the Final Indemnity Escrow Release Shares in accordance with their respective Escrow Pro Rata Portion. Notwithstanding anything herein to the contrary, the aggregate number of Indemnity Escrow Shares to be transferred to any Indemnifying Party at any particular time in accordance with this Section 9.6 shall be rounded down to the nearest whole number of shares and, to the extent there are any Indemnity Escrow Shares remaining as a result of such rounding, such remaining shares shall be transferred to Acquiror for no consideration and the Indemnifying Parties shall have no right or interest in or to such shares.

ARTICLE X

SECURITYHOLDER REPRESENTATIVE

10.1 Appointment and Authority of Securityholder Representative. By virtue of the execution and delivery of a Joinder Agreement, the adoption of this Agreement and approval of the Merger by the Stockholders, or the conversion of the Company Securities into the right to receive the Merger Consideration, and participating in the Merger and receiving the benefits thereof, each of the Securityholders shall be deemed to have agreed, and hereby agree, to appoint Shareholder Representative Services LLC as her, his, or its lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for and on behalf of each of the Securityholders for all purposes in connection with this Agreement and the agreements ancillary hereto, including (a) to give and receive notices and communications in respect of all Relevant Matters, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby, (b) to authorize or object to any claims hereunder, including those by any Indemnified Party, (c) to agree to, negotiate, enter into settlements

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and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any Relevant Matter, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby, (d) consent or agree to any amendment to this Agreement at any time, (e) grant any extension or waiver under or in connection with this Agreement, and (f) and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing or in connection with this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement, or (ii) specifically mandated, permitted, or contemplated by the terms of this Agreement. Notwithstanding the foregoing, the Securityholder Representative shall have no obligation to act on behalf of the Indemnifying Parties, except as expressly provided herein, in the Escrow Agreement, or in the Securityholder Representative Engagement Agreement. The powers, immunities and rights to indemnification granted to the Securityholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Party and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Indemnity Escrow Fund. The Securityholder Representative may resign at any time. Such agency may be changed by the Indemnifying Parties from time to time upon not less than thirty (30) days prior written notice to Acquiror; provided, however, that the Securityholder Representative may not be removed without the agreement of the Indemnifying Parties having a majority of the aggregate Pro Rata Portion to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, a vacancy in the position of Securityholder Representative may be filled by Indemnifying Parties having a majority of the aggregate Pro Rata Portion. No bond shall be required of the Securityholder Representative. Notices or communications to or from the Securityholder Representative shall constitute notice to or from the Indemnifying Parties.

10.2 Exculpation and Indemnification of Securityholder Representative. Certain Indemnifying Parties have entered, or will enter, into an engagement agreement (the “Securityholder Representative Engagement Agreement”) with the Securityholder Representative to provide direction to the Securityholder Representative in connection with its services under this Agreement, the Escrow Agreement, and the Securityholder Representative Engagement Agreement (such Indemnifying Parties, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). The Securityholders agree that neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholder Representative Group”) shall incur any liability of any kind with respect to any action or omission by the Securityholder Representative in connection with the Securityholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Securityholder Representative’s fraud, gross negligence or willful misconduct. The Indemnifying Parties shall indemnify and defend the Securityholder Representative and hold the Securityholder Representative harmless from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment and costs incurred in connection with seeking recovery from insurers) (collectively, “Securityholder Representative Expenses”) arising out of or in connection with the Securityholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Securityholder Representative Expense is suffered or incurred; provided that in the event that any such Securityholder Representative Expense is finally adjudicated to have been directly caused by the fraud, gross negligence or willful misconduct of the

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Securityholder Representative, the Securityholder Representative will reimburse the Indemnifying Parties the amount of such indemnified Securityholder Representative Expense to the extent attributable to such fraud, gross negligence or willful misconduct. If not paid directly to the Securityholder Representative Group by the Indemnifying Parties, any such Securityholder Representative Expenses may be recovered by the Securityholder Representative from (i) the funds in the Expense Fund and (ii) the Indemnity Escrow Fund at such time as remaining amounts would otherwise be distributable to the Indemnifying Parties; provided, that while this section allows the Securityholder Representative Group to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Securityholder Representative Expenses as they are suffered or incurred, nor does it prevent the Securityholder Representative Group from seeking any remedies available to it at law or otherwise. In no event will the Securityholder Representative be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. Furthermore, the Securityholders agree that the Securityholder Representative shall not be required to take any action unless the Securityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or any member of the Advisory Group and the Closing or the termination of this Agreement or the Escrow Agreement. A decision, act, consent or instruction of the Securityholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 11.5 or Section 11.6, shall constitute a decision of the Securityholders and shall be final, conclusive and binding upon the Securityholders and each such Securityholder’s successors as if expressly confirmed and ratified in writing by such Securityholder, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement are waived. Acquiror and the other Indemnified Parties may rely upon any such decision, act, consent or instruction of the Securityholder Representative as being the decision, act, consent or instruction of the Securityholders. Acquiror and the other Indemnified Parties are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Representative. The Securityholders agree that the Securityholder Representative shall be entitled to: (i) rely upon the Payment Spreadsheet; (ii) rely upon any signature believed by it to be genuine; and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party.

ARTICLE XI

GENERAL PROVISIONS

11.1 Certain Interpretations; Definitions. When a reference is made in this Agreement to an Appendix, Exhibit or Schedule, such reference shall be to an Appendix, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either”

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are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from but not including or through and including, respectively. References to one gender include all genders. When used herein, references to “$” or “dollar” shall be deemed to be references to dollars of the United States of America. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. References to the Company means the Company and its Subsidiaries unless context otherwise requires. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to such terms in Annex A.

11.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (with acknowledgment of receipt (including automatically generated delivery or read receipts)) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email):

(a)	if to Acquiror, Merger Sub, the Surviving Corporation, to:

Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, CA 94040

Attention: Office of the General Counsel

Email: legal@elastic.co

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road

Palo Alto, California 94304

Attention: Steven Bernard

Email: sbernard@wsgr.com

and

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Michael Ringler

Email: mringler@wsgr.com

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(b)	if to the Company (prior to the Closing), to:

Endgame, Inc.

3101 Wilson Boulevard, Suite 500

Arlington, Virginia 22201

Attention: Chief Executive Officer

Email: nfick@endgame.com

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

Attention: David J. Segre

Email: dsegre@cooley.com

(c)	if to the Securityholder Representative, or, after Closing to the Securityholders, to:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

All such notices and other communications shall be deemed to have been duly given or sent (i) one (1) Business Day following the date mailed if sent by overnight commercial messenger or courier service or five (5) Business Days following the date mailed if sent by other mail service, or (ii) on the date on which delivered personally or by facsimile or email transmission, as the case may be, and addressed as aforesaid. After the Closing, any notice to be given to any Securityholder hereunder or under the Joinder Agreements may be given to the Securityholder Representative.

11.3 Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 7.13 or any information obtained pursuant to the notice requirements of Section 7.14, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Confidentiality Agreement, dated April 9, 2019 (the “Non-Disclosure Agreement”), between the Company and Acquiror. Without limiting the foregoing, the Securityholder Representative shall maintain the confidentiality, and shall not disclose or use, any information provided to, or learned by, the Securityholder Representative in connection with the transactions contemplated hereby; provided, however, that, following the Closing, the Securityholder Representative shall be permitted to disclose information to its Representatives and the Securityholders, in each case, to the extent such Persons have a bona fide need to know such information in connection with the Securityholder Representative’s fulfillment of its duties under this Agreement and who are subject to confidentiality obligations at least as protective as the restrictions contained herein (provided that the Securityholder Representative shall be responsible and liable (as a principal and not as a guarantor) for any action taken or omissions made by its Representatives to whom it disclosed information that would have resulted in a violation or breach of the terms of this Agreement by its Representatives if such Representatives were a party to, and subject to the terms of, this Agreement as if such Person were the Securityholder Representative).

11.4 Public Disclosure. None of the Company, the Securityholder Representative or any of their respective Representatives shall issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement

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or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of Acquiror, in each case, except to the extent (a) required by applicable Law, (b) reasonably required in order to obtain the consents and approvals required under or expressly contemplated by this Agreement, including the Company Requisite Stockholder Approval, or under applicable Law, (c) such information is or becomes generally known to the public without violation of this Agreement, the Non-Disclosure Agreement or any other Contract or obligations restricting the disclosure of such information by such party, and (d) made by a Securityholder that is a venture capital or private equity fund in communications to its investors solely to the extent as may be (i) contractually required under the terms of such Securityholder’s limited partnership or similar organizational agreement, or (ii) reasonably necessary in the good faith exercise of the fiduciary duties of the general partner or similar fiduciary of such Securityholder. Without limiting the foregoing, the Company and Acquiror will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any written press release or written public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger.

11.5 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought. For purposes of this Section 11.5, the Securityholders are deemed to have agreed that any amendment of this Agreement signed by the Securityholder Representative shall be binding upon and effective against the Securityholders whether or not they have signed such amendment.

11.6 Extension and Waiver. At any time prior to the Closing, Acquiror, on the one hand, and the Company, on the other hand, may, and at any time after the Closing, Acquiror, on the one hand, and the Securityholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, and shall not constitute or give rise to an extension or waiver of any rights or obligations hereunder except to the extent specifically provided in such writing (it being understood that all such other non-waived rights and obligations are expressly reserved). For purposes of this Section 11.6, the Securityholders are deemed to have agreed that any extension or waiver signed by the Company (if prior to Closing) or the Securityholder Representative (if after the Closing) shall be binding upon and effective against all Securityholders whether or not they have signed such extension or waiver.

11.7 Assignment. This Agreement shall not be assigned by operation of law or otherwise.

11.8 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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11.9 Specific Performance and Other Remedies.

(a) Subject to Section 8.2, the parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, or any Securityholder, of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding.

(b) Subject to Section 8.2 and Section 9.2(d), any and all remedies expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

11.10 Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, any Related Agreement (in each case, other than the Employment Agreements of the Continuing Employees and the Non-Competition and Non-Solicitation Agreement), or the negotiation, administration, performance, or enforcement of this Agreement or any Related Agreement (in each case, other than the Employment Agreements of the Continuing Employees and the Non-Competition and Non-Solicitation Agreement), including any claim or cause of action may resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement or any Related Agreement (in each case, other than the Employment Agreements of the Continuing Employees and the Non-Competition and Non-Solicitation Agreement) (the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, including its statutes of limitations. Notwithstanding anything herein to the contrary, the corporate law aspects of the Issuance shall be governed by Dutch Law.

11.11 Exclusive Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any Relevant Matter (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each party agrees not to commence any legal proceedings with respect to a Relevant Matter except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal court within the State of Delaware). By execution and delivery of this Agreement, each party hereto and the Securityholders irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes in connection with any Relevant Matter and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto and the Securityholders irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by Law. The parties hereto and the Securityholders hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named

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courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

11.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT, OR ANY OTHER RELEVANT MATTER.

11.13 Entire Agreement. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements (with respect to the parties thereto), and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder; provided, however, that, notwithstanding anything herein to the contrary, (a) Article IX is intended to benefit the Indemnified Parties, each of whom is an express third party beneficiary thereof, and (b) Section 7.16 is intended to benefit the Company Indemnified Parties, each of whom is an express third party beneficiary thereof.

11.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company, and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.

ELASTIC N.V.

By:	/s/ W.H. Baird Garrett
Name:	W.H. Baird Garrett
Title:	Senior Vice President of Legal

AVENGERS ACQUISITION CORP.

By:	/s/ W.H. Baird Garrett
Name:	W.H. Baird Garrett
Title:	Senior Vice President of Legal

[SIGNATURE PAGE TO MERGER AGREEMENT]

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IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company, and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.

ENDGAME, INC.

By:	/s/ Nathaniel C. Fick
Name:	Nathaniel C. Fick
Title:	Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

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IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company, and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
solely in its capacity as the Securityholder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

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ANNEX A

CERTAIN DEFINED TERMS

“280G Waivers” means the waivers (in a form approved by Acquiror) to be executed and delivered by certain Employees or any other “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) in connection with the solicitation of the Stockholder vote pursuant to Section 7.3(b).

“Accounting Principles” means a determination in accordance with GAAP and using the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of the Financials; provided that, if there is a conflict between GAAP and such principles, practices, procedures, policies, methods, classifications, judgments, inclusions, exclusions and valuation and estimation methodologies, GAAP shall control; provided further that, notwithstanding the foregoing, “Accounting Principles” shall be subject to the exceptions to such principles, practices, procedures, policies, methods, classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that are set forth on Schedule A-1.

“Acquiror Closing VWAP” means an amount equal to the volume weighted average price per share rounded to four decimal places (with amounts 0.00005 and above rounded up) of the Acquiror Ordinary Shares on the NYSE for the twenty (20) consecutive trading days ending with the complete trading day ending five (5) trading days prior to the Closing Date.

“Acquiror Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of such Effect, that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, or financial condition, of the Acquiror and its Subsidiaries taken as a whole, other than, in each case, any Effect resulting from or attributable to (a) changes in general economic, financial market, business or geopolitical conditions, (b) general changes or developments in any of the industries in which the Acquiror and its Subsidiaries operate, (c) changes following the Agreement Date in any Laws or legal, regulatory or political conditions or changes following the Agreement Date in GAAP or other applicable accounting standards, or the interpretation or enforcement thereof, (d) any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; (e) any failure by the Acquiror to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Acquiror Material Adverse Effect (except to the extent otherwise provided herein)); (f) any announcement or pendency of this Agreement and the transactions contemplated hereby (including (i) the identity of the Company and its Subsidiaries, (ii) the loss or departure of officers or other employees of the Acquiror or any of its Subsidiaries, (iii) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and (iv) any other negative development (or potential negative development) in Acquiror’s relationships with any of its customers, suppliers, distributors or other business partners, in each case, of the foregoing clauses (i) through (iv), solely to the extent arising from any announcement or pendency of this Agreement and the transactions contemplated hereby); (g) any change in the price or trading volume of Acquiror Ordinary Shares or any other publicly traded securities of Acquiror in and of itself (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Acquiror Material Adverse Effect (except to the extent otherwise provided herein); (h) any reduction in the credit rating of Acquiror in and of itself (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Acquiror Material Adverse Effect (except to

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the extent otherwise provided herein); provided that such Effects referenced in clauses (a) through (e) do not, individually or when taken together with all other such Effects, have a disproportionate effect on the Acquiror and its Subsidiaries.

“Acquiror Ordinary Share” means an ordinary share, with a nominal value of €0.01 per share, in the share capital of Acquiror.

“Acquiror Preference Share” means a preference share, with a nominal value of €0.01 per share, in the share capital of Acquiror.

“Acquiror Share Price” means (i) if the Acquiror Closing VWAP is equal to or less than $68.49 (the “Floor Price”), then the Floor Price, (ii) if the Acquiror Closing VWAP is greater than the Floor Price and less than $98.55 (the “Cap Price”), then the Acquiror Closing VWAP, or (iii) if the Acquiror Closing VWAP is equal to or greater than the Cap Price, then the Cap Price.

“Action” means any action, demand letter, suit, claim, cause of action, charge, complaint, litigation, investigation, audit, proceeding, arbitration, mediation or other similar dispute.

“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

“Aggregate Liquidation Preference” means the sum of (i) the product obtained by multiplying (a) the sum of (x) aggregate number of shares of Company Series A Preferred Stock that are issued and outstanding immediately prior to the Effective Time, plus (y) the aggregate number of shares of Company Series A Preferred Stock issuable upon exercise in full of each Company Series A Preferred Warrant that is an In-the-Money Company Warrant and is outstanding immediately prior to the Effective Time, by (b) the Per Series A Share Liquidation Preference, plus (ii) the product obtained by multiplying (a) the aggregate number of shares of Company Series A-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time, by (b) the Per Series A-1 Share Liquidation Preference, plus (iii) the product obtained by multiplying (a) the aggregate number of shares of Company Series A-2 Preferred Stock that are issued and outstanding immediately prior to the Effective Time, by (b) the Per Series A-2 Share Liquidation Preference, plus (iv) the product obtained by multiplying (a) the aggregate number of shares of Company Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time, by (b) the Per Series B Share Liquidation Preference, plus (v) the product obtained by multiplying (a) the sum of (x) aggregate number of shares of Company Series C Preferred Stock that are issued and outstanding immediately prior to the Effective Time, plus (y) the aggregate number of shares of Company Series C Preferred Stock issuable upon exercise in full of each Company Series C Preferred Warrant that is an In-the-Money Company Warrant and is outstanding immediately prior to the Effective Time, by (b) the Per Series C Share Liquidation Preference, plus (iv) the product obtained by multiplying (a) the sum of (x) aggregate number of shares of Company Series D Preferred Stock that are issued and outstanding immediately prior to the Effective Time, plus (y) the aggregate number of shares of Company Series D Preferred Stock issuable upon exercise in full of each Company Series D Preferred Warrant that is an In-the-Money Company Warrant and is outstanding immediately prior to the Effective Time, by (b) the Per Series D Share Liquidation Preference.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.), as amended, any rules or regulations thereunder, the U.S. Travel Act, the United Kingdom Bribery Act of 2010, the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other Laws concerning anti-corruption, anti-bribery, or money laundering.

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“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate competition, antitrust, or actions for the purpose or effect of monopolization or restraint of trade, or that have the effect of doing so, in any case that are applicable to the Merger or the other transactions contemplated by this Agreement.

“Applicable Conversion Ratio” means (i) for each share of Company Series A Preferred Stock and Company Series A-1 Preferred Stock, a number equal to 1.21558791, (ii) for each share of Company Series A-2 Preferred Stock, a number equal to 1.07046892, and (iii) for each share of Company Common Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock, a number equal to 1.

“Behavioral Data” means, to the extent constituting Personal Data, data collected from an IP address, web beacon, pixel tag, ad tag, cookie, JavaScript, local storage, software, or by any other means, or from a particular computer, Web browser, mobile telephone, or other device or application, where such data is or may be used to identify or contact an individual, device, or application (including by means of an advertisement or other content), to develop a profile or record of the activities of an individual, device, or application across multiple websites or online services, to predict or infer the preferences, interests, or other characteristics of an individual, device, or application, or a user thereof, or to target advertisements or other content to an individual, device, or application.

“Business Day” means each day that is not (i) a Saturday, Sunday, (ii) other day on which banking institutions located in San Francisco, California are or obligated by law or executive order to close, or (iii) a public holiday in the State of Delaware or other day on which the parties could not file a Certificate of Merger with the Secretary of State of the State of Delaware.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in such capacity.

“CFIUS Approval” means (a) CFIUS has issued a written notification stating that (i) CFIUS has concluded that the none of the Merger or the other transactions contemplated by this Agreement are a “covered transaction” or “pilot program covered transaction” subject to review under the DPA; or (ii) the review of the Merger and the other transactions contemplated by this Agreement under the DPA, has been concluded, and CFIUS has determined that there are no unresolved national security concerns with respect to the Merger and the other transactions contemplated by this Agreement; or (b) CFIUS has sent a report to the President of the United States of America requesting the President’s decision with respect to the Merger and the other transactions contemplated by this Agreement and either (i) the period under the DPA subsequent to the President’s receipt of the CFIUS report during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Merger and the other transactions contemplated by this Agreement has expired without any such action being taken and without that Presidential review having been suspended, or (ii) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Merger or the other transactions contemplated by this Agreement.

“Closing Cash” means, without duplication, as of the Effective Time, (i) the aggregate amount of all cash and cash equivalents held by the Company and the Subsidiaries, whether on hand or in deposit, checking, brokerage or other accounts of, or in any safety deposit box or other physical storage device provided by, a financial institution, in each case, to the extent constituting “cash and cash equivalents” determined in accordance with the Accounting Principles, plus (ii) to the extent not already reflected in cash and cash equivalents, the aggregate amount of all un-cleared deposits of the

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Company and the Subsidiaries, minus (iii) the aggregate amount of cash needed to fund checks, drafts, draws and any electronic disbursements written or ordered by the Company or any Subsidiary but not cleared, minus (iv) any cash or cash equivalents subject to any legal or contractual restriction on the ability to transfer or use such cash or cash equivalents for any lawful purpose, including security deposits, collateral reserve accounts, escrow accounts, custodial accounts, and other similar restricted cash or cash equivalents, minus (v) all Taxes and other costs and expenses associated with the repatriation of any cash or cash equivalents into the United States from sources outside of the United States, plus (vi) any Excluded Severance Costs actually paid by the Company prior to the Effective Time.

“Closing Indebtedness” means, without duplication, as of the Effective Time, the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company and its Subsidiaries, including any penalties or premiums that would be associated with the full repayment and retirement of such Indebtedness (whether prior to or following the Effective Time).

“Closing Net Working Capital” means an amount equal to (i) the sum of all current assets of the Company and its Subsidiaries, minus (ii) the sum of all current liabilities of the Company and its Subsidiaries, in each case, as of the Effective Time; provided, however, that “Closing Net Working Capital” shall exclude all (a) Closing Cash, (b) Tax assets (other than prepaid Taxes), (c) accounts receivable outstanding for a period of ninety (90) days or longer (to the extent not already included in the Company’s reserve for doubtful accounts receivable determined in accordance with the Accounting Principles, (d) Closing Indebtedness, (e) Third Party Expenses, (f) deferred revenue and (g) Tax Amount. Closing Net Working Capital, and each of the components thereof, shall be determined in accordance with the Accounting Principles.

“Closing Net Working Capital Adjustment Amount” means the amount (if any) by which the Closing Net Working Capital is less or more than the Net Working Capital Collar (it being understood that if the Closing Net Working Capital is within the Net Working Capital Collar, the Closing Net Working Capital Adjustment Amount shall be $0). For the avoidance of doubt, if Closing Net Working Capital is less than the lowest number within the Net Working Capital Collar, the Closing Net Working Capital Adjustment Amount shall be expressed as a negative number, and if Closing Net Working Capital is greater than the greatest number within the Net Working Capital Collar, the Closing Net Working Capital Adjustment Amount shall be expressed as a positive number.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock, the Company Common Stock, and any other shares of capital stock, if any, of the Company, taken together.

“Company Common Stock” means the Common Stock, par value $0.001 per share, of the Company.

“Company Convertible Note” means any convertible note, promissory note, or other similar instrument issued by the Company or any of its Subsidiaries to a purchaser thereof, in each case, that is convertible into shares of Company Capital Stock.

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“Company Employee Plan” means any plan, fund, program, policy, practice, Contract, or other arrangement providing for compensation, severance, change of control, termination pay, deferred compensation, bonus, performance awards, incentive compensation, equity or equity-related awards, phantom stock or bonus awards, welfare benefits, retirement benefits, fringe benefits or other employee benefits or material remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation, including any International Employee Plan.

“Company IP” means Company IPR and Company Technology.

“Company IPR” means any and all Intellectual Property Rights that are owned by, purported to be owned by, or exclusively licensed to, the Company or any Subsidiary.

“Company Material Adverse Effect” means any Effect, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of such Effect, that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, or financial condition, of the Company and its Subsidiaries taken as a whole, other than, in each case, any Effect resulting from or attributable to (a) changes in general economic, financial market, business or geopolitical conditions, (b) general changes or developments in any of the industries in which the Company and its Subsidiaries operate, (c) changes following the Agreement Date in any Laws or legal, regulatory or political conditions or changes following the Agreement Date in GAAP or other applicable accounting standards, or the interpretation or enforcement thereof, (d) any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; (e) any failure by the Company to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect (except to the extent otherwise provided herein)); or (f) any announcement or pendency of this Agreement and the transactions contemplated hereby (including (i) the identity of Acquiror, (ii) the loss or departure of officers or other employees of the Company or any of its Subsidiaries, (iii) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and (iv) any other negative development (or potential negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners, in each case, of the foregoing clauses (i) through (iv), solely to the extent arising from any announcement or pendency of this Agreement and the transactions contemplated hereby); provided that such Effects referenced in clauses (a) through (e) do not, individually or when taken together with all other such Effects, have a disproportionate effect on the Company and its Subsidiaries.

“Company Options” means all issued and outstanding options (including commitments to grant options) to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person, including, but not limited to, stock options granted under the Plan.

“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, and the Company Series D Preferred Stock.

“Company Privacy Policy” means each external or internal, past or present privacy policy or, except as set forth in any Contract, each privacy or security-related representation, policy, or promise

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of the Company or any Subsidiary, including any policy, representation, or promise relating to: (i) the privacy of users of any Company Product or any website or service operated by or on behalf of the Company or any Subsidiary; or (ii) the creation, collection, use, storage, retention, hosting, disclosure, security, transmission, interception, transfer, disposal, or other processing of any Private Data.

“Company Product Data” means (i) all data and content uploaded or otherwise provided by or for customers or users of the Company or any of its Subsidiaries to, or stored by or for customers or users of the Company or any of its Subsidiaries on, the Company Products or any prior products or services of the Company or any of its Subsidiaries, and (ii) all data and content created, compiled, inferred, derived, transmitted, intercepted, or otherwise collected or obtained by or for the Company Products or any prior products or services of the Company or any of its Subsidiaries.

“Company Products” means all products and services marketed, licensed out, distributed, made available, offered online, offered for sale, or sold by or on behalf of the Company or any Subsidiary at any time during the four (4) year period prior to the Agreement Date (including through resellers and other channel partners), and any product, service or Technology currently under development by or on behalf of the Company or any Subsidiary, including any Company Site, excluding any product or services no longer supported by the Company.

“Company Restricted Stock” means any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are unvested. For purposes of this Agreement, a share of Company Common Stock shall be deemed “unvested” if such share is not vested or is subject to a repurchase option, risk of forfeiture or other condition under any applicable stock restriction agreement or other Contract with the Company or under which the Company has any rights.

“Company Securities” means the Company Capital Stock, the Company Options, the Company Warrants, the Retention Bonus Pool Awards, and any other Equity Interests in the Company.

“Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A Preferred Warrants” means any warrant to purchase or otherwise acquire shares of Company Series A Preferred Stock.

“Company Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A-2 Preferred Stock” means the Series A-2 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.001 per share, of the Company.

“Company Series C Preferred Stock” means the Series C Preferred Stock, par value $0.001 per share, of the Company.

“Company Series C Preferred Warrants” means any warrant to purchase or otherwise acquire shares of Company Series C Preferred Stock.

“Company Series D Preferred Stock” means the Series D Preferred Stock, par value $0.001 per share, of the Company.

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“Company Series D Preferred Warrants” means any warrant to purchase or otherwise acquire shares of Company Series D Preferred Stock.

“Company Support Stockholders” means those Stockholders set forth on Schedule A-2.

“Company Technology” means any Technology owned by, purported to be owned by, or exclusively licensed to, the Company or any Subsidiary.

“Company Warrants” means the Company Series A Preferred Warrants, the Company Series C Preferred Warrants, and the Company Series D Preferred Warrants.

“Confidential Information” means confidential or non-public information of the Company (including trade secrets) or any of its Subsidiaries and the confidential or non-public information provided to Company or any of its Subsidiaries by any third party which the Company or any of its Subsidiaries is obligated to keep confidential or non-public.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other malicious code, software routines, or hardware components designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a system, network, or other device; or (ii) damaging or destroying any data or file without the user’s consent.

“Continuing Employees” means the Employees who are employed or engaged by the Company or any of its Subsidiaries as of the Closing Date and who accept an Offer Letter with Acquiror or its designated Affiliate to begin employment on the first Business Day following the Closing Date.

“Contract” means any agreement, contract, mortgage, indenture, lease, license, covenant, plan, insurance policy, instrument, arrangement, understanding or commitment, permit, concession, franchise or license, in each case, whether oral or written.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

“Dutch Law” means the Laws of the Netherlands.

“DOL” means the United States Department of Labor.

“DSS” means the Defense Security Service.

“DSS Approval” means the execution and delivery of either (i) a commitment letter, or (ii) an approved FOCI mitigation agreement and, as necessary, associated ancillary plans and policies, in either case, by and among DSS, Acquiror and the other Persons party thereto, that sets forth the terms of the mitigation to be required by DSS in connection with the Merger and the other transactions contemplated hereby.

“Employee” means any current or former employee, consultant, independent contractor, officer, director or other service provider of the Company or any ERISA Affiliate.

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“Employee Compensation Expenses” means all Employee compensation expenses and other liabilities arising on or prior to the Closing Date, including vacation, or paid time off that has been accrued but unused as of the Closing Date by any Employee, all salary, wages, commissions, pro-rated bonuses and other accrued but unpaid benefits of any Employee as of the Closing Date.

“Environmental Law” means any Law or Order relating to pollution, protection of the environment or natural resources, protection of public or occupational health and safety, or to Hazardous Materials, including the manufacture, processing, distribution, use, treatment, storage, disposal, collection, recycling, labeling, packaging, sale, transport or handling of Hazardous Materials or products containing Hazardous Materials.

“Equity Interests” means, with respect to any Person, (i) any share of capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (ii) any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such share of capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested, (iii) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, or (iv) any Indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any holder of securities of such Person may vote.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Subsidiary of the Company and any other Person under common control with the Company or any Subsidiary or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Agreement” means an Escrow Agreement in a form acceptable to Acquiror and the Company (each acting reasonably).

“Escrow Pro Rata Portion” means, with respect to an Indemnifying Party, an amount equal to the quotient obtained by dividing (a) the aggregate value of the amount of cash paid or payable and Acquiror Ordinary Shares issued or issuable to such Person pursuant to the Participation Provisions, by (b) the aggregate value of the amount of cash paid or payable and Acquiror Ordinary Shares issued or issuable to all Persons pursuant to the Participation Provisions. For purposes of clarity, the sum of all “Escrow Pro Rata Portions” of the Indemnifying Parties shall at all times equal one-hundred percent (100%) and each Acquiror Ordinary Share shall be valued at the Acquiror Share Price. For purposes of this definition, “Participation Provisions” means each of Sections 1.3(b)(i) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(b)(ii) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(b)(iii) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(b)(iv) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(b)(v) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(b)(vi) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(b)(vii), 1.3(d)(i) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(d)(ii) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), 1.3(d)(iii) (without giving effect to subclause (1)(x)(i) when calculating the sum in clause (1)(x)), and 1.3(e).

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“Euro Par Value” means the Euro par value amount of an Acquiror Ordinary Share (which, as of the Agreement Date, is €0.01 per share).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Severance Costs” means the aggregate cash severance paid or payable to all Employees employed by the Company as of the Agreement Date who do not receive an Offer Letter (which amount, on a per Employee basis, shall be approved by Acquiror in writing, solely to the extent such amount is in excess of the severance payable to such Employee pursuant to an Employee Agreement or Company Employee Plan that is set forth on Schedule A-3 and Made Available to Acquiror).

“FMLA” means the Family Medical Leave Act of 1993, as amended.

“FOCI” means foreign ownership, control, and influence.

“Fraud” means actual fraud with scienter.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Entity” means any (a) federal, state, provincial, local or other government, (b) any federal, state, provincial, local, or other governmental or supra-national entity, regulatory or administrative authority, agency, department, board, division, instrumentality or commission, educational agency, political party, body, or judicial or arbitral body, board, tribunal, or court, (c) any royal family, (d) any public international organization (e.g., the World Bank, the Red Cross, etc.), (e) any industry self-regulatory authority, or (f) any business, entity, or enterprise owned or controlled by any of the foregoing.

“Governmental Official” means (a) an officer, agent or employee of any Governmental Entity, or (b) any candidate for any office of or position with any Governmental Entity.

“Hazardous Material” means any substance, material, emission or waste for which liability or standards of conduct may be imposed, or that has been listed, defined or designated by any Governmental Entity or by any Environmental Law to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 (the “HITECH Act”), and as otherwise may be amended from time to time, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), the Security Standards (45 C.F.R. Parts 160, 162 and 164), and the Breach Notification Rule (45 C.F.R. § 164.400 et seq.) promulgated under the Administrative Simplifications subtitle of the Health Insurance Portability and Accountability Act of 1996, as amended by the HITECH Act, and any and all implementing regulations and guidance).

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“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-the-Money Company Option” means each Company Option having a per share exercise price equal to or less than the Per Share Residual Amount.

“In-the-Money Company Warrant” means (i) each Company Series A Preferred Warrant having a per share exercise price equal to or less than the sum of (a) Per Series A Share Liquidation Preference, plus (b) the Per Share Closing Participation Amount, (ii) each Company Series C Preferred Warrant having a per share exercise price equal to or less than the sum of (a) Per Series C Share Liquidation Preference, plus (b) the Per Share Closing Participation Amount, and (iii) each Company Series D Preferred Warrant having a per share exercise price equal to or less than the sum of (a) Per Series D Share Liquidation Preference, plus (b) the Per Share Closing Participation Amount.

“Inbound Licenses” means any Contract pursuant to which the Company or any Subsidiary has been granted any rights to access or use any Technology of another Person, or pursuant to which the Company or any Subsidiary is granted a license, covenant not to sue, or other rights with respect to Licensed IP.

“Indebtedness” of any Person means, as of a specified date, without duplication: (i) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities; (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured; (v) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (i), (ii), (iii) or (iv) above, to the extent of the obligation guaranteed; (vi) the aggregate amount of all accrued interest payable with respect to any of the items described in clauses (i) through (v) above; and (vii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” balloon payments or fees, costs, expenses and other payment obligations that would arise if any or all of the items described in clauses (i) through (vi) above were prepaid, extinguished, unwound and settled in full as of such specified date.

“Indemnifying Parties” means the Stockholders as of immediately prior to the Effective Time, the Warrantholders as of immediately prior to the Effective Time, and the Retention Bonus Pool Participants as of immediately prior to the Effective Time.

“Indemnity Escrow Amount” means $21,000,000.

“Indemnity Escrow Shares” means a number of Acquiror Ordinary Shares equal to the quotient obtained by dividing (i) the Indemnity Escrow Amount, by (ii) the Acquiror Share Price, rounded down to the nearest whole number of shares.

“Intellectual Property Rights” means all intellectual property rights, including all statutory, common law and other rights in, to, or arising out of, Technology (whether recorded or not and regardless of

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form or method of recording), which may exist or be created under the Laws of any jurisdiction in the world, including without limitation all rights the following types: (i) rights associated with works of authorship (including rights in Software), including copyrights, rights of attribution and integrity and other moral rights; (ii) rights in or arising out of logos, trademark, trade dress, business name, domain name and trade name rights and similar rights; (iii) rights associated with confidential information, including trade secret rights; (iv) patent and industrial design property rights, and equivalent or similar rights in, or arising out of, inventions (whether or not patentable), invention disclosures, improvements, modifications, methods or processes; (v) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including rights of personality, privacy, and publicity; (vi) rights in, or arising out of, or associated with databases; and (vii) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, re-examinations, and reissues of, and right to apply for applications or the applications for, any of the rights referred to in clauses (i) through (vii) above; and (viii) together with, in each of clauses (i) through (vi) above, all claims for damages by reason of past infringement thereof, with the right to sue for, and collect the same.

“International Employee Plan” means each Company Employee Plan or employment agreement that has been adopted or maintained by the Company, any ERISA Affiliate, whether formally or informally, or with respect to which the Company, any ERISA Affiliate will or may have any liability, with respect to Employees who perform services outside the United States.

“IRS” means the United States Internal Revenue Service.

“Key Employees” means the Persons set forth on Schedule A-4.

“Key Holders” means the Persons set forth on Schedule A-5.

“Knowledge” or “Known” means, with respect to the Company, the actual knowledge of the Persons set forth on Schedule A-6, and, in each case, the knowledge such persons would have obtained after due and diligent inquiry.

“Law” means any U.S. or non-U.S. federal, state, provincial, local or other constitution, law, statute, ordinance, rule, regulation, published administrative position, policy or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Liability” means, with respect to any Person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, all liabilities, obligations, claims, and deficiencies related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, termination payment obligations, and all other liabilities, obligations, claims, and deficiencies of such Person or any of its Subsidiaries or Affiliates, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with GAAP.

“Licensed IP” means Intellectual Property Rights or Technology licensed to the Company or any Subsidiary.

“Lien” means any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any kind or character whatsoever.

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“Made Available” means that the referenced materials have been posted to the virtual data room at https://datasiteone.merrillcorp.com/manda/project/5c9e76fa821d6c000ebaed9c/content/index/mode/index (the “Data Room”) by the Company and made available to Acquiror and its Representatives, but only if so posted and made available in the Data Room on a continuous and uninterrupted basis during the three (3) Business Day period prior to the Agreement Date.

“Merger Consideration” means all consideration payable to the Securityholders upon the terms set forth in Section 1.3 and throughout this Agreement, whether in cash, Acquiror Ordinary Shares or Equity Interests to acquire Acquiror Ordinary Shares.

“Net Working Capital Collar” means a dollar range from and including negative three million one-hundred thousand dollars (-$3,100,000) to and including two million nine-hundred thousand dollars ($2,900,000).

“NISPOM” means the National Industrial Security Program Operating Manual, DoD Manual 5220.22-M, including any applicable provisions of supplements, amendments or revised editions thereof.

“NYSE” means the New York Stock Exchange.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any other license that requires the distribution of source code in connection with the distribution of any software or materials, that requires modifications or derivative works be distributed under the same license, or that prohibits one from charging a fee or otherwise seeking compensation in connection with sublicensing, displaying or distributing any software or materials. “Open Source License” includes, without limitation, a Creative Commons License, open database license, the Mozilla Public License (including any variants thereof), the GNU General Public License, GNU Lesser General Public License, Common Public License, Apache License, BSD License, or MIT License.

“Open Source Software” means any software, or other materials that are distributed as “free software” or “open source software” or are otherwise generally distributed publicly or made publicly available under terms of an Open Source License.

“Optionholder” means any holder of any Company Option.

“Order” means any order, judgment, injunction, ruling, edict, or other decree, whether non-final, final, temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Out-of-the-Money Company Option” means each Company Option that is not an In-the-Money Company Option.

“Out-of-the-Money Company Warrant” means each Company Warrant that is not an In-the-Money Company Warrant.

“Outbound License” means any Contract pursuant to which any Person has been granted any rights to access or use any Company Products, or that contains any assignment or license of, or any covenant not to assert or enforce, any Company IPR.

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“Pension Plan” means each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Per Series A Liquidation Preference” means, with respect to a share of Company Series A Preferred Stock, the sum of (i) $1.6938, plus (ii) any declared but unpaid dividends on such share of Company Series A Preferred Stock.

“Per Series A-1 Liquidation Preference” means, with respect to a share of Company Series A-1 Preferred Stock, the sum of (i) $1.6938, plus (ii) any declared but unpaid dividends on such share of Company Series A-1 Preferred Stock.

“Per Series A-2 Liquidation Preference” means, with respect to a share of Company Series A-2 Preferred Stock, the sum of (i) $1.6938, plus (ii) any declared but unpaid dividends on such share of Company Series A-2 Preferred Stock.

“Per Series B Liquidation Preference” means, with respect to a share of Company Series B Preferred Stock, the sum of (i) $1.9367, plus (ii) any declared but unpaid dividends on such share of Company Series B Preferred Stock.

“Per Series C Liquidation Preference” means, with respect to a share of Company Series C Preferred Stock, the sum of (i) $4.4479, plus (ii) any declared but unpaid dividends on such share of Company Series C Preferred Stock.

“Per Series D Liquidation Preference” means, with respect to a share of Company Series D Preferred Stock, the sum of (i) $6.3352, plus (ii) any declared but unpaid dividends on such share of Company Series D Preferred Stock.

“Per Share Adjustment Consideration” means a number of shares of Acquiror Ordinary Shares equal to the quotient obtained by dividing (i) the quotient obtained by dividing (a) the Final Net Working Capital Surplus (if any), by (b) the Stock and Warrant Share Number, by (ii) the Acquiror Share Price.

“Per Share Closing Participation Amount” means an amount equal to (i) the product obtained by multiplying (a) the Per Share Residual Amount, by (b) the Applicable Conversion, minus (ii) the Per Share Expense Contribution.

“Per Share Expense Contribution” means an amount equal to the quotient obtained by dividing (i) the Expense Fund Amount, by (ii) the Stock and Warrant Share Number.

“Per Share Residual Amount” means an amount equal to the quotient obtained by dividing (i) the sum of (a) the Residual Consideration, plus (b) the aggregate exercise price of (x) all Company Options that are In-the-Money-Company Options, and (y) all Company Warrants that are In-the-Money Company Warrants, by (ii) the Total Share Number.

“Permitted Liens” means (a) statutory Liens securing payments not yet due, (b) Liens with respect to the payment of Taxes, in all cases that are not yet due or payable, (c) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by applicable Law created in the ordinary course of business for amounts that are not yet delinquent, and (d) non-exclusive licenses of Intellectual Property Rights granted to customers or resellers of the Company or any Subsidiary in the ordinary course of business consistent with past practices.

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“Person” means any individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Personal Data” means: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that alone or in combination with other information directly or indirectly collected, held or otherwise managed by the Company or any Subsidiary allows the identification of or contact with a natural person, (ii) any other information if such information is defined as “personal data”, “personally identifiable information”, “nonpublic personal information”, “customer proprietary network information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Privacy Law; and (iii) any other information associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.

“Plan” means the Company’s Amended and Restated 2010 Stock Incentive Plan, as amended.

“Pre-Closing Tax Period” means any Tax period or portion thereof that ends on or prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means (A) any Taxes of the Company and its Subsidiaries attributable to any Pre-Closing Tax Period, provided the amounts described in this definition shall be determined by including in the Pre-Closing Tax Period any Taxes attributable to any amount required to be included in the income of the Company or any of its Subsidiaries or Affiliates under Section 951 or Section 951A of the Code (or, in each case, any similar provision of state, local or other Tax Law) to the extent such amount would be allocable to the Pre-Closing Tax Period if the taxable year of each relevant entity ended on the Closing Date, (B) any Transaction Payroll Taxes, and (C) any Taxes attributable to the conversion of or repayment of any Indebtedness, (D) any amounts payable after the Closing Date as a result of an election under Section 965(h) of the Code by or with respect to the Company or any of its Subsidiaries, and (E) Taxes payable by the Securityholders pursuant to Section 7.9(d); provided, further that Pre-Closing Taxes shall not include any Taxes: (u) payable by Acquiror pursuant to Section 7.9(d)), (v) taken into account in the Tax Amount, Third Party Expenses, or Closing Indebtedness and that result in a reduction to the Closing Consideration as finally determined hereunder; (w) attributable to or imposed in any taxable period (or portion thereof) ending after the Closing Date (other than Losses arising from breaches of the representations and warranties in Sections 3.9(e), (f), (g), (l), (m) , (n), (o), (p) and (s); (x) that are due to the unavailability in any taxable period (or portion thereof) ending after the Closing Date of any net operating losses, credits or other Tax attributes from a Pre-Closing Tax Period; or (y) resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement).

“Privacy Law” means any applicable Law (including, to the extent applicable, the EU General Data Protection Regulation (GDPR), Privacy and Electronic Communications Directive 2002/58/EC, Personal Information Protection and Electronic Documents Act, the CAN-SPAM Act, HIPAA, and any other applicable Laws (including any Laws within any country where the Company or any of its Subsidiaries is conducting, or has conducted, any business, or that otherwise apply to the Company or any of its Subsidiaries), any applicable rule or other requirement of a self-regulatory organization with which the Company or any Subsidiary has represented compliance with, agreed to comply with, or has been legally bound to comply with, including the EU-U.S. and Swiss- Privacy Shield programs, as

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applicable, and any applicable published industry best practice or other standard (including the PCI Data Security Standard, as applicable) with which the Company or any Subsidiary has represented compliance with, agreed to comply with, or has been legally bound to comply with, or contractual requirement, as in each case amended from time to time, that: pertains to (i) privacy or restrictions or obligations related to the creation, collection, use, disclosure, transfer, transmission, storage, security, hosting, disposal, retention, interception or other processing of Private Data or (ii) direct marketing to consumers, or the initiation, transmission, or monitoring or recording of communications (in any format, including voice, video, email, text messaging, or otherwise).

“Private Data” means, collectively, Personal Data, Company Product Data, and Behavioral Data.

“Pro Rata Portion” means, with respect to each Indemnifying Party, an amount, measured from time to time, equal to the quotient obtained by dividing (x) the aggregate value of the amount of cash then-paid or payable and Acquiror Ordinary Shares then-issued or issuable to such Indemnifying Party pursuant to Sections 1.3(b), 1.3(d) and 1.3(e), by (y) the aggregate value of the amount of cash then-paid or payable and Acquiror Ordinary Shares then-issued or issuable to all Indemnifying Parties pursuant to Sections 1.3(b), 1.3(d) and 1.3(e). For purposes of clarity, the sum of all “Pro Rata Portions” of the Indemnifying Parties shall at all times equal one-hundred percent (100%) and each Acquiror Ordinary Share shall be valued at the Acquiror Share Price.

“Registered IP” means all Intellectual Property Rights that are registered or filed with or by, or issued under the authority of, any Governmental Entity, including all patents, registered copyrights, and registered trademarks, business names and domain names and all applications for any of the foregoing.

“Related Agreements” means the Non-Disclosure Agreement, the Stockholder Written Consent, the Joinder Agreements, the Company Support Agreements, the Acquiror Support Agreements, the 280G Waivers, the Warrant Cancellation Agreements, the Payoff Letters, the Escrow Agreement, and all other agreements and certificates entered into or otherwise delivered by on behalf of the Company or any of the Securityholders in connection with the transactions contemplated herein.

“Representatives” means, with respect to a Person, such Person’s Affiliates and the directors, managers, members, stockholders, officers, employees, advisors, counsel, accountants, agents or other representatives of such Person and its Affiliates.

“Residual Consideration” means that amount equal to (i) the Total Closing Consideration, minus (ii) the Aggregate Liquidation Preference, minus (iii) the aggregate Retention Bonus Pool Award Value of all Retention Bonus Pool Awards.

“Restricted Person” means any person listed on or covered by, including being owned or controlled by and person on, any list of sanctioned or restricted persons for export, import, sanctions, government contracting or related reasons administered by any government in which the Company or any Subsidiary conducts business, including the United States, Russia, and India. The lists include but are not limited to the Bank of England Financial Sanctions List, List of Denied Persons and Entity List administered by the U.S. Department of Commerce, the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Department of Treasury, European Union Sanctions List, United Kingdom Proscribed Terrorist Groups, and the United Nations Security Council Sanctions.

“Retention Bonus Pool Amount” means an amount equal to (A) six hundred thousand dollars ($600,000), plus (B) an amount equal to (i) eight percent (8%), multiplied by, (ii) that amount equal to

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(a) the Total Closing Consideration, minus (b) that amount equal to the Per Share Residual Amount, multiplied by (y) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise, exchange or conversion of all unvested Company Options that are In-the-Money Company Options that are outstanding immediately prior to the Effective Time, plus (c) the aggregate Closing Indebtedness payable in respect of Company Convertible Notes.

“Retention Bonus Pool Award” means a Retention Bonus under the Company’s Retention Bonus Plan, as amended.

“Retention Bonus Pool Award Value” means, with respect to a Retention Bonus Pool Award, (i) an amount equal to (a) the Retention Bonus Pool Amount, multiplied by (b) the percentage corresponding to the Retention Bonus Pool Participant entitled to such Retention Bonus Pool Award, as set forth on Schedule A-7, minus (ii) an amount equal to the aggregate value of all shares of Company Common Stock held by such Retention Bonus Pool Participant and all vested Company Options that are In-the-Money Company Options, in each case, as of immediately prior to the Effective Time (such value being determined in accordance with the conversion of such Company Securities pursuant to Section 1.3(b)(vii) and Section 1.3(c)(i)).

“Retention Bonus Pool Participant” means each of the individuals set forth on Schedule A-7. Upon the reasonable request of Acquiror, the Company shall update Schedule A-7 and deliver to Acquiror a certified copy of such updated Schedule A-7.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholders” means the Stockholders, the Optionholders, the Warrantholders, Retention Bonus Pool Participants and any other holder of Company Securities.

“Shrink-Wrap Software” means any generally commercially available software in executable code form that (i) is available for a cost of not more than U.S. $10,000 for a perpetual license for a single user or work station (or $50,000 in the aggregate for all users and work stations in any fiscal year); and (ii) is not incorporated into or used directly in the design, development, delivery, hosting, provision or distribution of, any Company Product.

“Software” means computer software and databases, whether in object code, Source Code, or executable form, and documentation related thereto.

“Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation.

“Standard Form IP Contract” means each standard form of Contract used by the Company or any Subsidiary at any time that has been Made Available by the Company, including each standard form of: (i) customer or end user agreement for a Company Product(s) (including trial and reseller agreements); (ii) agreement for receipt of development services; (iii) employee agreement containing any assignment or license of Technology or Intellectual Property Rights or any confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Technology or Intellectual Property Rights or any confidentiality provision; and (v) confidentiality or nondisclosure agreement.

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“Stock and Warrant Share Number” means a number equal to (i) the aggregate number of shares of Company Capital Stock (on an as-converted to Common Stock basis, as applicable) issued and outstanding immediately prior to the Effective Time, plus (ii) the maximum aggregate number of shares of Company Capital Stock (on an as-converted to Common Stock basis, as applicable) issuable upon full exercise, exchange or conversion of all Company Warrants that are In-the-Money Company Warrants and outstanding immediately prior to the Effective Time, minus (iii) the aggregate number of Cancelled Shares, minus (iv) the aggregate number of Dissenting Shares.

“Stock Award Exchange Ratio” means a fraction (i) the numerator of which is the Per Share Residual Amount and (ii) the denominator of which is the Acquiror Share Price.

“Stockholder” means any holder of any Company Capital Stock.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“subsidiary” means, with respect to any Person, any corporation or other organization or Person, whether incorporated or unincorporated, of which (x) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (y) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or Affiliates.

“Systems” means all information technology or data processing networks, systems, equipment, facilities or services owned or controlled by the Company and its Subsidiaries, including all information technology or data processing networks, systems, equipment, facilities or services owned or controlled by the Company and its Subsidiaries and used by or for Employees in the performance of services for the Company or its Subsidiaries, in whole or in part.

“Tax” means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent, including employer and employees’ contributions), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), escheat or unclaimed property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, including by operation of Law.

“Tax Amount” means, without duplication, an amount equal to (i) all Pre-Closing Taxes that remain unpaid as of the Effective Time, plus (ii) any Transaction Payroll Taxes.

“Technology” means algorithms, APIs, diagrams, formulae, inventions (whether or not patentable), invention disclosures, programmer’s notes, improvements, modifications, know-how,

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logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, confidential information, proprietary information, protocols, schematics, specifications, product designs, roadmaps, marketing strategies, Software (in any form, including Source Code and executable or object code), subroutines, techniques, user interfaces, domain name registrations, URLs, web sites, social media accounts, systems, tools, databases, data collections, concepts, data, coding, images, designs, documentation, books (including lab books), records, works of authorship (including written, audio and visual materials) and all other forms of technology, including all tangible or digital embodiments of Intellectual Property Rights.

“Total Closing Consideration” means, without duplication, an amount equal to (i) $234,000,000, less (ii) Closing Indebtedness, plus (iii) Closing Cash, less (iv) Third Party Expenses (not including any Third Party Expenses to the extent paid by the Company prior to the Closing), less (v) the Tax Amount, plus (vi) the Estimated Closing Net Working Capital Adjustment Amount.

“Total Consideration” means the sum of (i) the Total Closing Consideration, plus (ii) the Final Net Working Capital Surplus, plus (iii) an amount equal to (i) the Euro Par Value, multiplied by, all Acquiror Ordinary Shares issued pursuant to this Agreement.

“Total Share Number” means a number equal to (i) the aggregate number of shares of Company Capital Stock issued and outstanding (on an as-converted to Common Stock basis, as applicable) immediately prior to the Effective Time, plus (ii) the maximum aggregate number of shares of Company Capital Stock (on an as-converted to Common Stock basis, as applicable) issuable upon full exercise, exchange or conversion of (a) all Company Options that are In-the-Money Company Options, and (b) all Company Warrants that are In-the-Money Company Warrants, minus (iii) the aggregate number of Cancelled Shares.

“Transaction Payroll Taxes” means all employer portion payroll or employment Taxes incurred in connection with any bonuses, option cashouts or other compensatory payments in connection with the consummation of the Merger or the other transactions contemplated hereby, including those arising from or related to the payment of any amounts hereunder or under any other Contract as a result of, or in connection with, the consummation of the Merger and the other transactions contemplated hereby, in each case, other than the employer portion payroll or employment Taxes incurred as a result of any retention payments payable or equity awards granted by Acquiror or any of its Affiliates pursuant to the terms of any Offer Document or other post-Closing employment arrangement with Acquiror or any of its Affiliates.

“Transfer Taxes” means all sales, use, transfer, valued added, goods and services, gross receipts, excise, conveyance, documentary, stamp, recording, registration and similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Warrantholder” means any holder of a Company Warrant.

“Willful Breach” means with respect to any representation, warranty, agreement, or covenant, any intentional or deliberate action or omission that constitutes a breach of such representation, warranty, agreement or covenant and that the breaching party actually knows or should reasonably be expected to know at the time is or would constitute a breach of such representation, warranty, agreement or covenant.

Exhibit A

Form of Company Support Agreement

Exhibit B

Form of Joinder Agreement

Exhibit C

Form of Acquiror Support Agreement

Exhibit D

Form of Option Amendment Agreement

Exhibit E

Form of Certificate of Merger

Exhibit F

Form of Restated Certificate of Incorporation

Exhibit G

Form of Restated Bylaws

Exhibit K

Form of Warrant Cancellation Agreement

Annex B

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of [    ], 2019, is by and between Elastic N.V., a Dutch public limited company (naamloze vennootschap) (“Acquiror”) and [Stockholder Name] (the “Stockholder”).

WHEREAS, the Stockholder is, as of the date hereof, the record or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meaning will apply for all purposes of this Agreement) of the number of shares of capital stock (the “Company Shares”) of Endgame, Inc., a Delaware corporation (the “Company”), set forth opposite the name of the Stockholder on Schedule I hereto;

WHEREAS, Acquiror, Avengers Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Acquiror (“Merger Sub”), the Company, and Shareholder Representative Services LLC, solely in its capacity as the representative, agent and attorney-in-fact of the Securityholders are parties to that certain Agreement and Plan of Reorganization, dated as of June 4, 2019 (as may be amended, restated or modified from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger as an indirect wholly-owned subsidiary of Acquiror (the “Surviving Corporation”); and

WHEREAS, as a condition to the willingness of Acquiror to enter into the Merger Agreement and as an inducement and in consideration therefor, the Stockholder (solely in the Stockholder’s capacity as a holder of the Subject Shares (as defined below)) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Acquiror as follows:

(a) The Stockholder (i) is the record or beneficial owner of the Company Shares (together with any Company Shares which such Stockholder may acquire of record or as a beneficial owner at any time in the future during the term of this Agreement, the “Subject Shares”) set forth opposite such Stockholder’s name on Schedule I to this Agreement and (ii) except as set forth in Schedule I to this Agreement, does not hold or have any beneficial ownership interest in any other Company Shares or any restricted stock, option (including any granted pursuant to the Plan), or warrant to acquire Company Shares or other right or security convertible into or exercisable or exchangeable for Company Shares.

(b) The Subject Shares are not subject to any Liens or to any rights of first refusal, rights of first offer, call option rights, or redemption rights, or any other similar rights, and the Stockholder has not granted to any third party any such rights with respect to any such Subject Shares. All information set forth in Schedule I to this Agreement is accurate, correct and complete.

(c) None of the Subject Shares are subject to any proxies, powers of attorney, voting trust, voting agreement or any similar agreement with respect to the matters set forth in Section 3 hereof which have not been revoked or which will not be revoked in connection with this Agreement.

(d) If the Stockholder is an entity, the Stockholder has all requisite power and authority to or, if the Stockholder is an individual, has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder and no further action is required on the part of the Stockholder to authorize this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery of this Agreement by Acquiror, constitutes the valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general.

(e) The execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby will not Conflict with (i) any provision of the charter or similar governing documents of the Stockholder, if the Stockholder is an entity or (ii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Subject Shares owned by Stockholder. No consent, approval, authorization, registration, license or permit from any Governmental Entity is required for the performance by the Stockholder of its obligations hereunder and the consummation of the transaction contemplated hereby, other than as expressly contemplated by the Merger Agreement.

(f) The Stockholder has received a copy of the Merger Agreement and certain other agreements and materials distributed to the Stockholder with respect to the Merger and the other transactions contemplated by the Merger Agreement, and has carefully read and understands the scope and effect of the provisions of this Agreement, the Merger Agreement, and such other agreements and materials contemplated thereby and has discussed the foregoing with the Stockholder’s professional advisors (including legal counsel) to the extent the Stockholder has deemed necessary. The Stockholder has had an opportunity to review with his, her or its own advisors the legal, tax, financial and other consequences of the Merger and the transactions contemplated by this Agreement, the Merger Agreement and such other documents and information as the Stockholder has deemed appropriate to make his, her or its own analysis and decision to enter into this Agreement and any other agreements in connection with the Merger and the other transactions contemplated by the Merger Agreement to which the Stockholder is a party and to approve the Merger. The Stockholder understands and agrees that (x) except as expressly set forth in this Agreement, none of Acquiror, the Company or any of their Affiliates or their respective Representatives is making any representation or warranty to the Stockholder of any kind, express, implied, or statutory, in connection with the Merger or the other transactions contemplated by the Merger Agreement, and (y) the Stockholder must rely solely on his, her or its advisors (including legal counsel) and must not rely (and is not entitled to rely) on any statements or representations or warranties made by Acquiror, the Company or any of their Affiliates or their respective Representatives. The Stockholder understands that the Stockholder (and not Acquiror, the Company, the Surviving Corporation, or any of their respective Affiliates) shall be responsible for the Stockholder’s tax liability that may arise as a result of the Merger or the other transactions contemplated by the Merger Agreement.

SECTION 2. Representations and Warranties of Acquiror. Acquiror represents and warrants to the Stockholder as follows:

(a) Acquiror is a Dutch public limited company (naamloze vennootschap) duly organized, validly existing and in good standing under Dutch Law.

(b) Acquiror has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

(c) This Agreement has been duly executed and delivered by Acquiror and constitutes the valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general.

(d) The execution and delivery by Acquiror of this Agreement and the consummation of the transactions contemplated hereby, will not Conflict with any Contract to which Acquiror is a party or by which Acquiror’s properties or assets are bound. The consummation by Acquiror of the transactions contemplated hereby will not (i) violate any provision of any judgment, order or decree applicable to Acquiror or (ii) require any consent, approval, or notice under any statute, law, rule or regulation applicable to Acquiror other than (x) as required under the Exchange Act and the rules and regulations promulgated thereunder and (y) where the failure to obtain such consents or approvals or to make such notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Acquiror of any of its obligations under this Agreement.

SECTION 3. Voting Agreement; No Appraisal Claims.

(a) At all times commencing with the execution and delivery of this Agreement, at every meeting of the stockholders of the Company related to the Merger, the Merger Agreement or any of the transactions contemplated thereby called, and at every adjournment, postponement or recess thereof, and on every action or approval by written consent of the stockholders of the Company, in each case, to the extent any of the transactions, actions or proposals contemplated by clauses (a)(i) through (iii) below are or will be considered, Stockholder (in Stockholder’s capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, irrevocably vote the Subject Shares:

(i) in favor of the adoption of the Merger Agreement (as it may be amended from time to time) and in favor of each of the transactions contemplated thereby;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the transactions contemplated by the Merger Agreement (as it may be amended from time to time); and

(iii) against any of the following actions (other than those actions that relate to the transactions contemplated by the Merger Agreement (as it may be amended from time to time)): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any of its Subsidiaries; (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its Subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries; (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries; or (E) any other action that is intended, or could reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

(b) At all times commencing with the execution and delivery of this Agreement, in the event that a meeting of the stockholders of the Company is held at which any of the transactions, actions or proposals contemplated by clauses (a)(i) through (iii) above are or will be considered, Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Subject Shares to be counted as present thereat for purposes of establishing a quorum.

(c) At all times commencing with the execution and delivery of this Agreement, Stockholder shall not enter into any Contract with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

(d) Stockholder shall not exercise any rights (including under the Delaware General Corporation Law) to demand appraisal of any Shares or exercise dissenters’ rights with respect to the transactions contemplated by the Merger Agreement.

SECTION 4. Transfer of the Subject Shares; Other Actions.

(a) Except as otherwise provided herein (including pursuant to Section 3 or Section 5), the Stockholder shall not: (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, enter into any derivative arrangement with respect to, create or suffer to exist any Lien on or consent to any of the foregoing (“Transfer”), any or all of the Subject Shares or any right or interest therein; (ii) enter into any Contract with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares with respect to any matter that is inconsistent with the transactions contemplated by the Merger Agreement or the provisions of the foregoing; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or (v) knowingly, directly or indirectly, take, or cause the taking of, any other action that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder, excluding any bankruptcy filing.

(b) Notwithstanding the foregoing, the Stockholder may make (a) (i) Transfers of Subject Shares by will, (ii) Transfers for estate planning or charitable purposes, or (iii) Transfers to Affiliates of the Stockholder or (b) Transfers of Subject Shares as Acquiror may otherwise agree in writing in its sole discretion; provided, that a Transfer referred to in clauses (a) and (b) of this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

(c) Any Transfer made in violation of this Section 4 shall be deemed null and void.

SECTION 5. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Without in any way limiting any Stockholder’s right to vote the Subject Shares in its sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval, the Stockholder hereby irrevocably grants to, and appoints, Acquiror and any designee thereof, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to attend any meeting of the stockholders of the Company on behalf of such Stockholder, to include such Subject Shares in any computation for purposes of establishing a quorum at any meeting of stockholders of the Company, and to vote all Subject Shares, or to grant a consent or approval in respect of the Subject Shares, in connection with any such meeting of the stockholders of the Company or any action by written consent in lieu of a meeting of stockholders of the Company in accordance with Section 3 hereof, in each case, solely in the event that Stockholder fails to vote, consent or include the Subject Shares in accordance with Section 3 hereof.

(b) The Stockholder hereby represents that any proxies heretofore given in respect of the Subject Shares, if any, are revocable, and hereby revokes such proxies granted in connection with the matters set forth in Section 3 hereof.

(c) The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 5 or in Section 8 hereof, is intended to be irrevocable in accordance with the provisions of Section 212 of Delaware Law. If during the term of this Agreement for any reason the proxy granted herein is not irrevocable, then such Stockholder agrees that it shall vote its Subject Shares in accordance with Section 5(a) above as instructed by Acquiror in writing. The parties agree that the foregoing shall be a voting agreement created under Section 218 of Delaware Law.

(d) Acquiror hereby acknowledges and agrees that the proxy set forth in this Section 5 shall not be exercised to vote, consent or act on any matter except as specifically contemplated by Section 5(a) and Acquiror agrees not to exercise the proxy granted herein for any purpose other than the purposes described in Section 5(a). The proxy set forth in this Section 5 shall be revoked, terminated and of no further force or effect automatically without further action upon the termination of this Agreement.

SECTION 6. Non-Solicitations. From and after the date of this Agreement, the Stockholder agrees that it shall comply with the terms of Section 6.2 of the Merger Agreement as if he or she were the Company and not permit the Company to violate the terms thereof.

SECTION 7. Further Assurances. Each party shall execute and deliver any additional documents and take such further actions as may be reasonably necessary to carry out all of the provisions hereof, including all of the parties’ obligations under this Agreement, including without limitation to vest in Acquiror the power to vote the Subject Shares to the extent contemplated by Section 5 hereof.

SECTION 8. Termination.

(a) This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earliest to occur of the following:

(i) the valid termination of the Merger Agreement;

(ii) the consummation of the Merger; and

(iii) the mutual written consent of Acquiror and the Stockholder.

(b) Notwithstanding anything to the contrary contained herein, if the Merger Agreement is validly amended in any material respect and the Stockholder does not consent to such amendment, the Stockholder shall have the right, in its sole discretion (acting reasonably), to terminate this Agreement upon prior written notice to Acquiror.

(c) Section 9 and Section 12 hereof shall survive the termination of this Agreement.

SECTION 9. Expenses. All fees and expenses incurred in connection this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 10. Public Announcements. The Stockholder shall not, and shall cause its representatives, not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby, without the prior written consent of Acquiror.

SECTION 11. Adjustments. In the event that (a) the number of issued and outstanding Subject Shares or securities convertible or exchangeable into or exercisable for Subject Shares changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or (b) the Stockholder shall become the beneficial owner of any additional Company Shares, then the terms of this Agreement shall apply to the Company Shares held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owners thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder. In the event that the Stockholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 5 hereof, then the terms of Section 5 hereof shall apply to such other securities as though they were Subject Shares hereunder.

SECTION 12. Miscellaneous.

(a) Certain Definitions. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (with acknowledgment of receipt (including automatically generated delivery or read receipts)) to the parties at the following addresses:

If to the Stockholder, to the address or email address set forth on Schedule I hereto:

If to Acquiror, to:

Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, CA 94040

Attention: Office of the General Counsel

Email: legal@elastic.co

and with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Mike Ringler

Facsimile No.: (650) 493-6811

Telephone No.: (415) 947-2011

Email: mringler@wsgr.com

(c) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Counterparts. This Agreement may be executed in in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(e) Entire Agreement, No Third-Party Beneficiaries. This Agreement, the Schedule hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder.

(f) Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(i) This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement (including the Merger Agreement and any transactions contemplated by the foregoing), or the negotiation, administration, performance and enforcement of the foregoing, including any claim or cause of action may resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with the foregoing (the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, including its statutes of limitations. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any Relevant Matter (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).

(ii) Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware in connection with any matter based upon or arising out of the Relevant Matters, agrees that to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by Law. The parties hereto hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction. Each party hereto hereby agrees not to commence any legal proceedings with respect to a Relevant Matter except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal court within the State of Delaware).

(iii) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT, OR ANY OTHER RELEVANT MATTER.

(iv) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any party or were otherwise breached by such party. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8, the non-breaching party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions of this Agreement against the other party, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Prior to the termination of this Agreement pursuant to Section 8, each party hereby agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

(g) Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

(h) Severability of Provisions. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(i) Modification or Amendment. Subject to applicable law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(j) Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in the Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the reasonable exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust of the Company or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust of the Company from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

(k) No Ownership Interest. Until receipt of payment in full by the Stockholder for all of its Subject Shares pursuant to the Merger Agreement, except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, in each case, except as otherwise provided herein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above.

ELASTIC N.V.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above.

STOCKHOLDER

By:
Name:

SPOUSE OR DOMESTIC PARTNER OF STOCKHOLDER (IF APPLICABLE)

By:
Name:

[Signature Page to Support Agreement]

SCHEDULE I

Name and Address	Number and Series of Company Shares	Number and Series of Company Warrants	Vested Options	Unvested Options
Total:	XXX		XXX	XXX

Annex C

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of June 5, 2019, is by and between Endgame, Inc., a Delaware corporation (“Target”) and the undersigned shareholder (the “Shareholder”).

WHEREAS, the Shareholder is, as of the date hereof, the record or beneficial owner of the number of ordinary shares (the “Acquiror Shares”) of Elastic N.V., a Dutch public limited company (naamloze vennootschap) (“Acquiror”);

WHEREAS, Acquiror, Avengers Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Acquiror (“Merger Sub”), Target, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Securityholders, are parties to that certain Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Target (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Acquiror (the “Surviving Corporation”); and

WHEREAS, as a condition to the willingness of Target to enter into the Merger Agreement and as an inducement and in consideration therefor, the Shareholder (solely in the Shareholder’s capacity as a holder of the Subject Shares (as defined below)) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Acquiror as follows:

(a) The Shareholder is the record or beneficial owner of a number of Acquiror Shares (together with any Acquiror Shares which such Shareholder may acquire of record or as a beneficial owner) at any time in the future during the term of this Agreement, the “Subject Shares”).

(b) The Subject Shares are not subject to any Liens or to any rights of first refusal, rights of first offer, call option rights or redemption rights, or any other similar rights, and the Shareholder has not granted to any third party any such rights with respect to any such Subject Shares, in each case, other than under Acquiror’s articles of association and other organizational documents, as may be amended, or amended and restated, from time to time, and under applicable securities and corporate Laws, including Dutch Law and U.S. state or federal Law.

(c) None of the Subject Shares are subject to any proxies, powers of attorney, voting trust, voting agreement or any similar agreement.

(d) If the Shareholder is an entity, the Shareholder has all requisite power and authority to or, if the Shareholder is an individual, has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder and no further action is required on the part of the Shareholder to authorize this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been validly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery of this Agreement by Target, constitutes the valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general.

(e) The execution, delivery and performance by the Shareholder of this Agreement and the consummation of the transactions contemplated hereby will not Conflict with (i) any provision of the charter or similar governing documents of the Shareholder, if the Shareholder is an entity, (ii) any Contract to which the Shareholder is a party or by which any of its, his or her properties or assets is subject to or bound, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Subject Shares owned by the Shareholder. No consent, approval, authorization, registration, license or permit from any Governmental Entity is required for the performance by the Shareholder of its obligations hereunder and the consummation of the transaction contemplated hereby, other than as expressly contemplated by the Merger Agreement.

(f) The Shareholder has received a copy of the Merger Agreement and certain other agreements and materials distributed to the Shareholder with respect to the Merger and the other transactions contemplated by the Merger Agreement, and has carefully read and understands the scope and effect of the provisions of this Agreement, the Merger Agreement, and such other agreements and materials contemplated thereby and has discussed the foregoing with the Shareholder’s professional advisors (including legal counsel) to the extent the Shareholder has deemed necessary. The Shareholder has had an opportunity to review with his, her or its own advisors the legal, tax, financial and other consequences of the Merger and the transactions contemplated by this Agreement, the Merger Agreement and such other documents and information as the Shareholder has deemed appropriate to make his, her or its own analysis and decision to enter into this Agreement and any other agreements in connection with the Merger and the other transactions contemplated by the Merger Agreement to which the Shareholder is a party and to approve the Merger.

SECTION 2. Representations and Warranties of Target. Target represents and warrants to the Shareholder as follows:

(a) Target is a Delaware corporation duly organized, validly existing and in good standing under Delaware Law.

(b) Target has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

(c) This Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligations of Target, enforceable against Target in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general.

(d) The execution and delivery by Target of this Agreement and the consummation of the transactions contemplated hereby, will not Conflict with any Contract to which Target is a party or by which Target’s properties or assets are bound. The consummation by Target of the transactions contemplated hereby will not (i) violate any provision of any judgment, order or decree applicable to Target or (ii) require any consent, approval, or notice under any statute, law, rule or regulation applicable to Target other than (x) as required under the Exchange Act and the rules and regulations promulgated thereunder and (y) where the failure to obtain such consents or approvals or to make such notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Target of any of its obligations under this Agreement.

SECTION 3. Voting Agreement.

(a) At all times commencing with the execution and delivery of this Agreement, at every meeting of the shareholders of Acquiror related to the Merger, the Merger Agreement or any of the transactions contemplated thereby called, and at every adjournment, postponement or recess thereof, and on every action or approval by written consent of the shareholders of Acquiror, in each case, to the extent any of the transactions, actions or proposals contemplated by clauses (a)(i) and (ii) below are or will be considered, Shareholder (solely in Shareholder’s capacity as a shareholder of Acquiror) shall, or shall cause the holder of record on any applicable record date to, irrevocably vote the Subject Shares:

(i) in favor of the proposal to approve the resolution of the Acquiror’s board that the Acquiror shall enter into the transactions contemplated by the Merger Agreement; and

(ii) against any action that is intended, or could reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

(b) At all times commencing with the execution and delivery of this Agreement, in the event that a meeting of the shareholders of Acquiror is held at which any of the transactions, actions or proposals contemplated by clauses (a)(i) through (iii) above are or will be considered, Shareholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Subject Shares to be counted as present thereat for purposes of establishing a quorum.

(c) At all times commencing with the execution and delivery of this Agreement, Shareholder shall not enter into any Contract with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

SECTION 4. Transfer of the Subject Shares. In the event Shareholder transfers, assigns, or sells (“Transfer”) to a controlled Affiliate of Shareholder any or all of the Subject Shares or any right or interest therein, Shareholder shall take action to cause such controlled Affiliate to agree in writing to be bound by all of the terms of this Agreement. For the avoidance of doubt, but subject to and without limiting the covenant set forth in the first sentence of this Section 4, nothing in this Agreement shall restrict the ability of Shareholder to Transfer the Subject Shares to any Person. Upon consummation of such a Transfer, such Transferred Subject Shares shall cease to be deemed Subject Shares.

SECTION 5. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Without in any way limiting any Shareholder’s right to vote the Subject Shares in its sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval, the Shareholder hereby irrevocably grants to, and appoints, Target and any designee thereof, such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to attend any meeting of the shareholders of Acquiror concerning the Merger Agreement on behalf of such Shareholder, to include such Subject Shares in any computation for purposes of establishing a quorum at any such meeting of shareholders of Acquiror, and to vote all Subject Shares, or to grant a consent or approval in respect of the Subject Shares, in connection with any such meeting of the shareholders of Acquiror or any action by written consent in lieu of a meeting of the shareholders of Acquiror in accordance with Section 3 hereof, in each case, solely in the event that Shareholder fails to vote, consent or include the Subject Shares in accordance with Section 3 hereof.

(b) The Shareholder hereby represents that any proxies heretofore given in respect of the Subject Shares, if any, are revocable, and hereby revokes such proxies.

(c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 5 or in Section 7 hereof, is intended to be irrevocable in accordance with the provisions of Dutch Law. If during the term of this Agreement for any reason the proxy granted herein is not irrevocable, then such Shareholder agrees that it shall vote its Subject Shares in accordance with Section 5(a) above as instructed by Target in writing. The parties agree that the foregoing shall be a voting agreement created under Dutch Law.

(d) Target hereby acknowledges and agrees that the proxy set forth in this Section 5 shall not be exercised to vote, consent or act on any matter except as specifically contemplated by Section 5(a) and Target agrees not to exercise the proxy granted herein for any purpose other than the purposes described in Section 5(a). The proxy set forth in this Section 5 shall be revoked, terminated and of no further force or effect automatically without further action upon the termination of this Agreement.

SECTION 6. Further Assurances. Each party shall execute and deliver any additional documents and take such further actions as may be reasonably necessary to carry out all of the provisions hereof, including all of the parties’ obligations under this Agreement, including without limitation to vest in Target the power to vote the Subject Shares to the extent contemplated by Section 5 hereof.

SECTION 7. Termination.

(a) This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earliest to occur of the following:

(i) the valid termination of the Merger Agreement;

(ii) the consummation of the Merger; and

(iii) the mutual written consent of Target and the Shareholder.

(b) Section 8 and Section 11 hereof shall survive the termination of this Agreement.

SECTION 8. Expenses. All fees and expenses incurred in connection this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 9. Public Announcements. The Shareholder shall not, and shall cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby, without the prior written consent of Target.

SECTION 10. Adjustments. In the event that (a) the number of issued and outstanding Subject Shares or securities convertible or exchangeable into or exercisable for Subject Shares changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or (b) the Shareholder shall become the beneficial owner of any additional Acquiror Shares, then the terms of this Agreement shall apply to the Acquiror Shares held by the Shareholder immediately following the effectiveness of the events described in clause (a) or the Shareholder becoming the beneficial owners thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder. In the event that the Shareholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 5 hereof, then the terms of Section 5 hereof shall apply to such other securities as though they were Subject Shares hereunder.

SECTION 11. Miscellaneous.

(a) Certain Definitions. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (with acknowledgment of receipt (including automatically generated delivery or read receipts)) to the parties at the following addresses:

If to the Shareholder, to the address or email address set forth on the signature page hereto:

If to Target, to:

Endgame, Inc.

3101 Wilson Boulevard, Suite 500

Arlington, Virginia 22201

Attention: Chief Executive Officer

Email: nfick@endgame.com

and with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

Attention: David J. Segre

Email: dsegre@cooley.com

(c) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Counterparts. This Agreement may be executed in in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(e) Entire Agreement, No Third-Party Beneficiaries. This Agreement, the Schedule hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder.

(f) Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(i) This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement (including the Merger Agreement and any transactions contemplated by the foregoing), or the negotiation, administration, performance and enforcement of the foregoing, including any claim or cause of action may resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with the foregoing (the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, including its statutes of limitations. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any Relevant Matter (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Notwithstanding anything herein to the contrary, the corporate law aspects related to Acquiror, the voting of the Subject Shares, and other appropriate matters regarding the Subject Shares shall be governed by Dutch Law.

(ii) Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware in connection with any matter based upon or arising out of the Relevant Matters, agrees that to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by Law. The parties hereto hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction. Each party hereto hereby agrees not to commence any legal proceedings with respect to a Relevant Matter except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal court within the State of Delaware).

(iii) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT, OR ANY OTHER RELEVANT MATTER.

(iv) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any party or were otherwise breached by such party. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 7, the non-breaching party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions of this Agreement against the other party, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Prior to the termination of this Agreement pursuant to Section 7, each party hereby agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

(g) Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

(h) Severability of Provisions. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(i) Modification or Amendment. Subject to applicable law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(j) Capacity as Shareholder. The Shareholder signs this Agreement solely in the Shareholder’s capacity as a shareholder of Acquiror, and not in the Shareholder’s capacity as a director, officer or employee of Acquiror or any of its subsidiaries or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Acquiror in the reasonable exercise of his or her fiduciary duties as a director or officer of Acquiror or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust of Acquiror or prevent or be construed to create any obligation on the part of any director or officer of Acquiror or any trustee or fiduciary of any employee benefit plan or trust of Acquiror from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

(k) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Target any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholder, and Target shall have no authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of Acquiror or exercise any power or authority to direct the Shareholder in the voting of any of the Subject Shares, in each case, except as otherwise provided herein.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, Target and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

ENDGAME, INC.

By:
Name:
Title:

SHAREHOLDER:

By:
Name:
Title (if applicable):

Address:

SPOUSE OR DOMESTIC PARTNER OF SHAREHOLDER (IF APPLICABLE)

By:
Name:

[Signature Page to Support Agreement]

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS; UNDERTAKINGS

Item 20. Indemnification of Directors and Officers

Our articles of association as currently in effect provide that we will indemnify our current and former directors against:

(i)    the reasonable costs of conducting a defense against claims resulting from an act or omission in performing their duties or in performing other duties we have asked them to fulfil;

(ii)    any compensation or financial penalties they owe as a result of an act or omission as referred to under (i) above;

(iii)    any amounts they owe under settlements they have reasonably entered into in connection with an act or omission as referred to under (i) above;

(iv)    the reasonable costs of other proceedings in which they are involved as a current or former director, except for proceedings in which they are primarily asserting their own claims; and

(v)    tax damage due to reimbursements in accordance with the above, to the extent this relates to the indemnified person’s current or former position with us and/or a group company and in each case to the extent permitted by applicable law.

No indemnification shall be given to an indemnified person insofar as:

(i)    it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), willfully reckless (bewust roekeloos) or seriously culpable. In that case, the indemnified person must immediately repay the sums reimbursed by the company, unless Dutch law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness; or

(ii)    the costs or the capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses; or

(iii)    the indemnified person failed to notify the company as soon as possible of the costs or the capital losses or of the circumstances that could lead to the costs or capital losses.

Our articles of association do not eliminate a director’s duty of care, and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Dutch law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

In addition to the indemnification included in our articles of association, we have entered into and expect to continue to enter into agreements to indemnify each of our current directors, officers and some employees. With specified exceptions, these agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. Our directors who are affiliated with venture capital funds also have certain rights of indemnification provided by their venture capital funds and the affiliates of those funds (which we refer to as the fund indemnitors). We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions in our articles of association. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Item 21. Exhibits

The following Exhibits are filed as part of, or are incorporated by reference in, this Registration Statement:

		Incorporated by Reference
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit

2.1*	Agreement and Plan of Reorganization, dated as of June 5, 2019, by and among Elastic N.V., Avengers Acquisition Corp., Endgame, Inc. and Shareholder Representative Services LLC, solely in its capacity as the representative of the securityholders of Endgame	8-K	001-38675	2.1

3.1	Articles of Association of Elastic N.V. (English translation)	10-Q	001-38675	3.1

3.2	Deed of Amendment of the Articles of Association of Elastic N.V. (English translation)	10-Q	001-38675	3.2

4.1	Amended and Restated Investors’ Rights Agreement among the Company and certain holders of its ordinary shares, dated as of July 19, 2016.	S-1	333-227191	4.1

4.2	Description of share capital	10-K	001-38675	4.2

5.1	Opinion of De Brauw Blackstone Westbroek N.V.	S-4	333-232965	5.1

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding tax matters.

8.2	Opinion of Cooley LLP regarding certain tax matters

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	S-1/A	333-227191	10.1

10.2	2012 Stock Option Plan and related form agreements.	S-1/A	333-227191	10.2

10.3	Form of Change in Control and Severance Agreement.	S-1	333-227191	10.3

		Incorporated by Reference
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit

10.4	Change in Control and Severance Agreement between the Company and Janesh Moorjani, dated as of August 1, 2018.	S-1	333-227191	10.4

10.5	Employment Agreement between the Company and Shay Banon, dated as of September 4, 2018.	S-1	333-227191	10.5

10.6	Employment Letter between the Company and Janesh Moorjani, dated as of August 1, 2018.	S-1	333-227191	10.6

10.7	Employment Letter between the Company and Aaron Katz, dated as of August 1, 2018.	S-1	333-227191	10.7

10.8	Employment Letter between the Company and Kevin Kluge, dated as of August 1, 2018.	S-1	333-227191	10.8

10.9	Employment Letter between the Company and W.H. Baird Garrett, dated as of July 31, 2018.	S-1	333-227191	10.9

10.10	Offer Letter between the Company and Jonathan Chadwick, dated as of July 27, 2018.	S-1	333-227191	10.10

10.11	Office Lease Agreement, by and between the Company and Asset Growth Partners, L.P., dated as of July 9, 2014.	S-1	333-227191	10.11

10.12	First Amendment to Office Lease Agreement, by and between the Registrant and Asset Growth Partners, L.P., dated as of March 30, 2015.	S-1	333-227191	10.12

10.13	Second Amendment to Office Lease Agreement, by and between the Registrant and Asset Growth Partners, L.P., dated as of September 16, 2015.	S-1	333-227191	10.13

10.14	Third Amendment to Office Lease Agreement, by and between the Registrant and Asset Growth Partners, L.P., dated as of April 18, 2018.	S-1	333-227191	10.14

10.15	Form of Elastic Support Agreement	8-K	001-38675	10.1

10.16	Form of Endgame Support Agreement	8-K	001-38675	10.2

21.1	List of subsidiaries of the Registrant	10-K	001-38675	21.1

23.1	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)	S-4	333-232965	23.1

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.3	Consent of Cherry Bekaert LLP

24.1	Power of Attorney (included in signature page hereto)	S-4	333-232965	24.1

99.1	Form of Proxy of Elastic N.V.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Incorporated by Reference
Exhibit No.	Description of Exhibit	Form	File No.	Exhibit

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*

Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Elastic agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(g) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

(h) that every prospectus that (1) is filed pursuant to paragraph (g) immediately preceding, or (ii) purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(j) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective;

(k) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(l) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Mountain View, State of California, on August 29, 2019.

ELASTIC N.V.

By:	/s/ Shay Banon
	Name:	Shay Banon
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shay Banon Shay Banon	Chief Executive Officer and Chairman (Principal Executive Officer)	August 29, 2019

/s/ Janesh Moorjani Janesh Moorjani	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 29, 2019

* Jonathan Chadwick	Director	August 29, 2019

* Peter Fenton	Director	August 29, 2019

* Caryn Marooney	Director	August 29, 2019

* Chetan Puttagunta	Director	August 29, 2019

* Steven Schuurman	Director	August 29, 2019

* Michelangelo Volpi	Director	August 29, 2019

* By:	/s/ Shay Banon
Attorney-in-Fact

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the undersigned as the duly authorized representative in the United States of the Registrant in Mountain View, California, on August 29, 2019.

ELASTICSEARCH, INC.

By:	/s/ Janesh Moorjani
	Name:	Janesh Moorjani
	Title:	President, Secretary and Treasurer